UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13a-16 OR 15d-16 UNDER THE
SECURITIES EXCHANGE ACT OF 1934

For the month of May, 2020
Commission File Number 1-15250

BANCO BRADESCO S.A.
(Exact name of registrant as specified in its charter)

BANK BRADESCO
(Translation of Registrant's name into English)

Cidade de Deus, s/n, Vila Yara
06029-900 - Osasco - SP
Federative Republic of Brazil
(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.  Form 20-F ___X___ Form 40-F _______

 Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes _______ No ___X____

 .

Summary

1. INDIVIDUALS RESPONSIBLE FOR THE FORM	7
1.1 – DECLARATION AND IDENTIFICATION OF THE INDIVIDUALS IN CHARGE	7
1.1 – CEO’S STATEMENT	8
1.2 – INVESTOR RELATIONS OFFICER’S STATEMENT	9
1.3 – STATEMENT OF THE CEO / INVESTOR RELATIONS OFFICER	10
2. INDEPENDENT AUDITORS	11
2.1/2.2 – IDENTIFICATION AND REMUNERATION OF AUDITORS	11
2.3 – OTHER RELEVANT INFORMATION	11
3. SELECTED FINANCIAL INFORMATION	12
3.1 – FINANCIAL INFORMATION – CONSOLIDATED	12
3.2 – NON-GAAP EARNINGS	12
3.3 – SUBSEQUENT EVENTS TO THE LATEST FINANCIAL STATEMENTS	12
3.4 – INCOME ALLOCATION POLICY	16
3.5 – DIVIDEND PAYOUTS	18
3.6 – DECLARATION OF DIVIDENDS TO THE WITHHELD PROFITS OR THE RESERVES ACCOUNT	20
3.7 – LEVEL OF INDEBTEDNESS	20
3.8 – OBLIGATIONS	20
3.9 – OTHER RELEVANT INFORMATION	21
4. RISK FACTORS	22
4.1 – DESCRIPTION OF RISK FACTORS	22
4.2 – DESCRIPTION OF THE MAIN MARKET RISKS	38
4.3 – NON-CONFIDENTIAL AND RELEVANT LITIGATION, ARBITRATION OR ADJUDICATORY PROCEEDINGS	42
4.4 – NON-CONFIDENTIAL AND RELEVANT LITIGATION, ARBITRATION OR ADJUDICATORY PROCEEDINGS WHOSE APPELLEES ARE
ADMINISTRATORS, FORMER ADMINISTRATORS, CONTROLLERS, FORMER CONTROLLERS OR INVESTORS	51
4.5 – CONFIDENTIAL RELEVANT PROCEEDINGS	51
4.6 – NON-CONFIDENTIAL AND RELEVANT JOINT LITIGATION, ARBITRATION OR ADJUDICATORY PROCEEDINGS, RECURRING OR ANCILLARY	51
4.7 – OTHER RELEVANT CONTINGENCIES	52
4.8 – RULES OF THE COUNTRY OF ORIGIN AND THE COUNTRY WHERE THE SECURITIES ARE GUARDED	52
5. RISK MANAGEMENT AND INTERNAL CONTROLS	53
5.1 RISK MANAGEMENT POLICY	53
5.2 – MARKET RISK MANAGEMENT POLICY	61
5.3 – DESCRIPTION OF THE INTERNAL CONTROLS	64
5.4 – INTEGRITY PROGRAM	66
5.5 – SIGNIFICANT CHANGES	70
5.6 – OTHER RELEVANT INFORMATION – RISK MANAGEMENT AND INTERNAL CONTROLS	70
6. ISSUER’S HISTORY	71

6.1 / 6.2 / 6.4 – ESTABLISHMENT OF THE ISSUER, TERM OF DURATION AND DATE OF REGISTRATION AT THE CVM	71
6.3 – BRIEF HISTORY	71
6.5 – BANKRUPTCY INFORMATION FOUNDED ON RELEVANT VALUE OR JUDICIAL OR EXTRAJUDICIAL RECOVERY	72
6.6 – OTHER RELEVANT INFORMATION	72
7. ISSUER’S ACTIVITIES	73
7.1 – DESCRIPTION OF THE MAIN BUSINESS ACTIVITIES OF THE ISSUER AND ITS SUBSIDIARIES	73
7.2 – INFORMATION ON OPERATING SEGMENTS	73
7.3 – INFORMATION ON PRODUCTS AND SERVICES RELATING TO THE OPERATIONAL SEGMENTS	77
7.4 – CUSTOMERS RESPONSIBLE FOR MORE THAN 10% OF THE TOTAL NET REVENUE	101
7.5 – RELEVANT EFFECTS OF THE STATE REGULATION OF ACTIVITIES	101
7.6 – RELEVANT REVENUES COMING FROM FOREIGN COUNTRIES	133
7.7 – EFFECTS OF FOREIGN CONTROL ON ACTIVITIES	133
7.8 – SOCIO-ENVIRONMENTAL POLICIES	133
7.9 – OTHER RELEVANT INFORMATION	134
8. EXTRAORDINARY BUSINESS	135
8.1 – EXTRAORDINARY BUSINESS	135
8.2 – SIGNIFICANT ALTERATIONS IN THE ISSUER’S MANNER OF CONDUCTING BUSINESS	135
8.3 – SIGNIFICANT CONTRACTS NOT DIRECTLY RELATED TO OPERATING ACTIVITIES ENTERED INTO BY THE ISSUER OR BY ITS SUBSIDIARIES .	135
8.4 – OTHER RELEVANT INFORMATION	135
9. RELEVANT ASSETS	136
9.1 – RELEVANT NON-CURRENT ASSETS – OTHERS	136
9.2 – OTHER RELEVANT INFORMATION	138
10. OFFICERS’ NOTES	141
10.1 – GENERAL FINANCIAL AND EQUITY CONDITIONS	141
10.2 – FINANCIAL AND OPERATING INCOME	163
10.3 – EVENTS WITH RELEVANT EFFECTS, OCCURRED AND EXPECTED, IN THE FINANCIAL STATEMENTS	165
10.4 – SIGNIFICANT CHANGES IN ACCOUNTING PRACTICES – CAVEATS AND EMPHASIS IN THE AUDITOR’S OPINION	166
10.5 – CRITICAL ACCOUNTING POLICIES	174
10.6 – RELEVANT ITEMS NOT EVIDENCED IN THE FINANCIAL STATEMENTS	176
10.7 – COMMENTS ON OTHER ITEMS NOT EVIDENCED IN THE FINANCIAL STATEMENTS	177
10.8 – BUSINESS PLAN	177
10.9 – OTHER FACTORS WITH RELEVANT INFLUENCE	178
11. PROJECTIONS	179
11.1 – DISCLOSED PROJECTIONS AND ASSUMPTIONS	179
11.2 – MONITORING AND CHANGES TO THE DISCLOSED PROJECTIONS	179
12. SHAREHOLDERS’ MEETING AND MANAGEMENT	181

12.1 DESCRIPTION OF THE ADMINISTRATIVE STRUCTURE	181
12.2 – RULES, POLICIES AND PRACTICES RELATING TO SHAREHOLDERS’ MEETINGS	195
12.3 – RULES, POLICIES AND PRACTICES RELATING TO THE BOARD OF DIRECTORS	198
12.4 – DESCRIPTION OF THE ARBITRATION CLAUSE TO RESOLVE CONFLICT THROUGH ARBITRATION	200
12.5/6 – COMPOSITION AND PROFESSIONAL EXPERIENCE OF THE MANAGEMENT AND FISCAL COUNCIL	201
12.7/8 COMPOSITION OF COMMITTEES	260
12.9 – EXISTENCE OF A MARITAL RELATIONSHIP, STABLE UNION OR KINSHIP UP TO THE SECOND DEGREE RELATED TO ISSUER’S MANAGERS, SUBSIDIARIES AND CONTROLLING COMPANIES	265
12.10 – RELATIONSHIPS OF SUBORDINATION, PROVISION OF SERVICE OR CONTROL BETWEEN MANAGERS, SUBSIDIARIES, CONTROLLING COMPANIES AND OTHER	266
12.11 – AGREEMENTS, INCLUDING ANY INSURANCE POLICIES, FOR THE PAYMENT OR REIMBURSEMENT OF EXPENSES INCURRED BY DIRECTORS AND OFFICERS	275
12.12 – OTHER RELEVANT INFORMATION	276
13. MANAGEMENT REMUNERATION	277
13.1 – DESCRIPTION OF THE POLICY OR COMPENSATION PRACTICE, INCLUDING THE NON-STATUTORY BOARD OF EXECUTIVE OFFICERS	277
13.2 – TOTAL COMPENSATION OF THE BOARD OF DIRECTORS, STATUTORY BOARD OF EXECUTIVE OFFICERS AND FISCAL COUNCIL	285
13.3 – VARIABLE COMPENSATION OF THE BOARD OF DIRECTORS, STATUTORY BOARD OF EXECUTIVE OFFICERS AND FISCAL COUNCIL	287
13.4 – COMPENSATION PLAN BASED ON SHARES OF THE BOARD OF DIRECTORS AND OF THE STATUTORY BOARD OF EXECUTIVE OFFICERS	290
13.5 - COMPENSATION BASED ON SHARES OF THE BOARD OF DIRECTORS AND OF THE STATUTORY BOARD OF EXECUTIVE OFFICERS	290
13.6 - INFORMATION ON OPTIONS (OPEN) HELD BY THE BOARD OF DIRECTORS AND STATUTORY BOARD OF EXECUTIVE OFFICERS	290
13.7 - OPTIONS EXERCISED AND SHARES DELIVERED RELATED TO COMPENSATION BASED ON SHARES OF THE BOARD OF DIRECTORS AND OF THE STATUTORY BOARD OF EXECUTIVE OFFICERS	291
13.8 - INFORMATION NECESSARY FOR UNDERSTANDING THE DATA DISCLOSED IN ITEMS 13.5 TO 13.7 – METHOD OF PRICING THE VALUE OF SHARES AND OPTIONS	291
13.9 - NUMBER OF SHARES, QUOTAS AND OTHER SECURITIES CONVERTIBLE INTO SHARES HELD BY MANAGERS AND MEMBERS OF THE FISCAL COUNCIL – BY BODY	291
13.10 - INFORMATION ON PRIVATE PENSION PLANS GRANTED TO THE MEMBERS OF THE BOARD OF DIRECTORS AND OF THE STATUTORY BOARD OF EXECUTIVE OFFICERS	292
13.11 - HIGHEST, LOWEST AND THE AVERAGE INDIVIDUAL COMPENSATION FOR THE BOARD OF DIRECTORS, STATUTORY BOARD OF EXECUTIVE OFFICERS AND FISCAL COUNCIL	293
13.12 - COMPENSATION OR INDEMNITY MECHANISMS FOR MANAGERS IN CASE OF REMOVAL FROM OFFICE OR RETIREMENT	293
13.13 - PERCENTAGE IN TOTAL COMPENSATION HELD BY MANAGEMENT AND MEMBERS OF THE FISCAL COUNCIL THAT ARE RELATED PARTIES TO THE CONTROLLING COMPANIES	293
13.14 - COMPENSATION OF MANAGERS AND FISCAL COUNCIL’S MEMBERS, GROUPED BY BODY, RECEIVED FOR ANY REASON OTHER THAN THE POSITION THEY OCCUPY	293
13.15 – COMPENSATION OF MANAGERS AND FISCAL COUNCIL’S MEMBERS RECOGNIZED IN THE INCOME OF THE CONTROLLING SHAREHOLDERS, DIRECT OR INDIRECT, OF COMPANIES UNDER COMMON CONTROL AND OF THE ISSUER’S SUBSIDIARIES	294
13.16 – OTHER RELEVANT INFORMATION	294
14. HUMAN RESOURCES	295
14.1 – DESCRIPTION OF HUMAN RESOURCES	295

14.2 – RELEVANT CHANGES – HUMAN RESOURCES	297
14.3 – DESCRIPTION OF EMPLOYEE REMUNERATION POLICY	297
14.4 – DESCRIPTION OF THE RELATIONSHIP BETWEEN THE ISSUER AND UNIONS	299
14.5 – OTHER RELEVANT INFORMATION	299
15. CONTROL AND ECONOMIC GROUP	300
15.1 / 15.2 – EQUITY POSITION	300
15.3 – CAPITAL DISTRIBUTION	304
15.4 – ORGANIZATION CHART OF SHAREHOLDERS AND ECONOMIC GROUP	305
15.5 – SHAREHOLDERS’ AGREEMENT FILED AT THE HEADQUARTERS OF THE ISSUER OR OF WHICH THE CONTROLLING SHAREHOLDER IS A PART OF	308
15.6 – RELEVANT CHANGES IN THE SHAREHOLDINGS OF MEMBERS OF THE CONTROL GROUP AND THE ISSUER’S MANAGERS	308
15.7 – MAIN CORPORATE TRANSACTIONS	309
15.8 – OTHER RELEVANT INFORMATION	313
16. TRANSACTIONS WITH RELATED PARTIES	314
16.1 – DESCRIPTION OF THE RULES, POLICIES AND PRACTICES OF THE ISSUER WITH REGARD TO THE REALIZATION OF TRANSACTIONS WITH RELATED PARTIES	314
16.2 – INFORMATION ABOUT TRANSACTIONS WITH RELATED PARTIES	315
16.3 – IDENTIFICATION OF MEASURES TAKEN TO DEAL WITH CONFLICTS OF INTEREST AND THE DEMONSTRATION OF STRICTLY COMMUTATIVE CONDITIONS AGREED OR OF THE APPROPRIATE COMPENSATORY PAYMENT MADE	325
16.4 – OTHER RELEVANT INFORMATION	325
17. SHARE CAPITAL	326
17.1 – INFORMATION ON THE SHARE CAPITAL	326
17.2 – CAPITAL INCREASES	326
17.3 – INFORMATION ABOUT DEVELOPMENTS, GROUPING AND SHARE BONUSES	327
17.4 – INFORMATION ON THE SHARE CAPITAL	328
17.5 – OTHER RELEVANT INFORMATION	328
18. SECURITIES	329
18.1 – SHARE RIGHTS	329
18.2 – DESCRIPTION OF ANY STATUTORY RULES THAT SIGNIFICANTLY LIMIT THE VOTING RIGHTS OF SHAREHOLDERS OR THAT LEAD THEM TO CARRY OUT PUBLIC OFFERING	330
18.3 – DESCRIPTION OF THE EXCEPTIONS AND SUSPENSE CLAUSES THAT RELATE TO POLITICAL OR ECONOMIC RIGHTS LAID DOWN IN THE BYLAWS	330
18.4 – VOLUME OF NEGOTIATIONS AND MAJOR AND MINOR QUOTES OF TRADED SECURITIES	330
18.5 – OTHER SECURITIES ISSUED IN BRAZIL	331
18.6 – BRAZILIAN MARKETS IN WHICH SECURITIES ARE ADMITTED TO TRADING	331
18.7 – INFORMATION ABOUT CLASS AND THE KINDS OF SECURITIES ADMITTED FOR TRADING IN FOREIGN MARKETS	331
18.8 – SECURITIES ISSUED ABROAD	333

18.9 – DISTRIBUTION OF PUBLIC OFFERINGS MADE BY THE ISSUER OR BY THIRD PARTIES, INCLUDING CONTROLLING AND AFFILIATE COMPANIES AND SUBSIDIARIES, RELATING TO THE SECURITIES OF THE ISSUER	335
18.10 – USE OF PROCEEDS FROM PUBLIC OFFERINGS FOR DISTRIBUTION AND ANY DEVIATIONS	335
18.11 – DESCRIPTION OF THE TAKEOVER BIDS MADE BY THE ISSUER IN RESPECT OF SHARES ISSUED BY THIRD PARTIES	335
18.12 – OTHER RELEVANT INFORMATION	336
19. REPURCHASE PLANS/TREASURY	354
19.1 – INFORMATION ON THE ISSUER’S SHARE BUYBACK	354
19.2 – MOVEMENT OF SECURITIES HELD IN TREASURY	355
19.3 – OTHER RELEVANT INFORMATION	358
20. TRADING POLICY	359
20.1 – INFORMATION ABOUT THE SECURITIES TRADING POLICY	359
20.2 – OTHER RELEVANT INFORMATION	360
21. DISCLOSURE POLICY	362
21.1 – DESCRIPTION OF THE STANDARDS, OR INTERNAL PROCEDURES OR CHARTERS RELATING TO THE DISCLOSURE OF INFORMATION	362
21.2 – DESCRIPTION OF THE POLICY FOR DISCLOSURE OF RELEVANT ACT OR FACT AND ANY PROCEDURES CONCERNING THE MAINTENANCE OF SECRECY REGARDING UNDISCLOSED RELEVANT INFORMATION	363
21.3 – MANAGERS RESPONSIBLE FOR THE IMPLEMENTATION, MAINTENANCE, EVALUATION AND SUPERVISION OF THE POLICY FOR DISCLOSURE OF INFORMATION	364
21.4 – OTHER RELEVANT INFORMATION	364

1. Responsible for the Form

1. Individuals responsible for the Form

1.1 – Declaration and identification of the individuals in charge

Name of the person in charge of the form’s contents: Octavio de Lazari Junior

Position: Chief Executive Officer

Name of the person in charge of the form’s contents: Leandro de Miranda Araujo

Position: Investor Relations Officer

The aforementioned Officers hereby state:

a)     to have revised the reference form of Banco Bradesco S.A. – “Bradesco,” “Company” or “Organization;”

b)     that all information contained in the form meets the provisions of CVM (Securities and Exchange Commission) Instruction No. 480, particularly those set out in articles 14 to 19; and

c)     that the set of information contained therein is a true, accurate, and complete description of the issuer’s economic financial outcomes and of the risks inherent to its activities and securities issued.

      7– Reference Form – 2019

1. Responsible for the Form

1.1 – CEO’s Statement

S T A T E M E N T

Cidade de Deus, Osasco/SP, May 29, 2020.

I, Octavio de Lazari Junior – CEO of Banco Bradesco S.A., declare that:

1.                  I have reviewed Banco Bradesco S.A.’s annual reference form for 2019;

2.                   All of the information in the form complies with the CVM Instruction No. 480 in particular with articles 14 to 19; and

3.                   The information herein provides a true, accurate and complete picture of the issuer’s financial situation and the risks inherent in its activities and its issue of securities.

Octavio de Lazari Junior

CEO

      8– Reference Form – 2019

1. Responsible for the Form

1.2 – Investor Relations Officer’s Statement

S T A T E M E N T

Cidade de Deus, Osasco/SP, May 29, 2020.

I, Leandro de Miranda Araujo – Deputy Officer and Investor Relations Officer of Banco Bradesco S.A., declare that:

1.                   I have reviewed Banco Bradesco S.A.’s annual reference form for 2019;

2.                   All of the information in the form complies with the CVM Instruction No. 480 in particular with articles 14 to 19; and

3.                   The information herein provides a true, accurate and complete picture of the issuer’s financial situation and the risks inherent to its activities and its issue of securities.

Leandro de Miranda Araujo

Deputy Officer and Investor Relations Officer

      9– Reference Form – 2019

1. Responsible for the Form

1.3 – Statement of the CEO / Investor Relations Officer

The individual statements of the CEO and of the Investor Relations Officer are described, respectively, in items 1.1 and 1.2 of this Reference Form.

      10– Reference Form – 2019

2. Independent Auditors

2. Independent Auditors

2.1/2.2 – Identification and remuneration of Auditors

Identification and remuneration of Auditors
Is there an auditor?	Yes
CVM Code	418-9
Type of auditor	Local
Name/Corporate name	KPMG Auditores Independentes
CPF/CNPJ [Individual/Corporate Taxpayer's Registry]	57.755.217/0022-53
Service period	March 21, 2011
Description of contracted services (last three fiscal years)

The services referring to the fiscal year of 2019, 2018 and 2017, include accounting certification reports requested by our management, issue of comfort letters for placement of securities abroad, procedures for issuance of due diligence, for assurance, technical consultancy and previously agreed procedures reports

Total amount of compensation of independent auditors divided by service	Auditing services contracted in 2019: R$43,100 thousand Other Services: R$2,309 thousand Total: R$45,409 thousand
Justification for the replacement	Not Applicable
Reason presented by the auditor in case of disagreement with the justification provided by the issuer	Not Applicable
Service period	01/01/2016 to 12/31/2018
Name of the technician in charge	Rodrigo de Mattos Lia
CPF [Individual Taxpayer's Registry]	132.892.398-37
Address	Av. Dionysia Alves Barreto, 500 - Conj. 1001, 10º andar, Centro, Osasco, SP, Brasil, CEP 06086-050, Phone +55 (011) 2856-5300, Email: rlia@kpmg.com.br
Service period	1/1/2019
Name of the technician in charge	André Dala Pola
CPF [Individual Taxpayer's Registry]	261.954.908-65
Address	Av. Dionysia Alves Barreto, 500 - Conj. 1001, 10º andar, Centro, Osasco, SP, Brasil, CEP 06086-050, Phone +55 (011) 2856-5300, Email: apola@kpmg.com.br

2.3 – Other relevant information

The Audit Committee recommends to the Board of Directors for approval, the entity to be hired to provide us and our subsidiaries independent audit services, and their compensation, as well as its replacement. The engagement of an independent auditor for non-audit services is not subject to the Board of Directors. However, it must be previously reviewed by the Audit Committee in respect to compliance with independence rules.

More information on the Audit Committee's duties is available in item 12.1.a of this Reference Form.

      11– Reference Form – 2019

3. Selected financial information

3. Selected financial information

3.1 – Financial Information – Consolidated

(In accordance with International Accounting Standards - IFRS) In R$	Fiscal Year	Fiscal Year	Fiscal Year
	12/31/2019	12/31/2018	12/31/2017
Shareholders’ Equity	135,543,574,000.00	124,676,120,000.00	117,693,704,000.00
Total Assets	1,378,527,685,000.00	1,305,543,714,000.00	1,224,353,440,000.00
Net revenue / Revenue from financial intermediation / Gains from insurance premiums	233,386,698,000.00	216,034,813,000.00	226,431,352,000.00
Gross earnings	13,381,078,000.00	19,442,015,000.00	23,743,559,000.00
Net earnings	21,173,207,000.00	16,748,439,000.00	17,314,603,000.00
Number of shares, excluding Treasury	8,032,297,167	6,693,580,972	6,693,580,972
Share equity value (Reais per unit)	16.87	18.63	17.58
Basic Earnings per Share	2.49	2.39	2.43
Diluted Earnings per Share	2.49	2.39	2.43

3.2 – Non-GAAP earnings

The non-GAAP earnings were not disclosed in the course of the last fiscal year.

3.3 – Subsequent events to the latest financial statements

Since March 11, 2020 the World Health Organization (WHO) declared COVID-19, which originated in China at the end of 2019 and spread throughout the world, a pandemic resulting in a significant increase in the restrictions of national and international travels, downtime for many businesses and services in virtually all countries, government orders of social isolation to slow the spread of the virus, among other restrictions, generating an environment of strong financial volatility and increasing uncertainties, in addition to social, economic and employment instability. The COVID-19 pandemic has brought great challenges and uncertainties to the whole world, being considered the largest pandemic ever seen, according to the WHO. The crisis caused as a result of the pandemic can be observed from the beginning of March 2020 generating certain negative impacts on the Brazilian economy, such as (i) higher risk aversion, with pressures on the exchange rate; (ii) greater difficulties in foreign trade; and (iii) increase in the uncertainties of economic agents.

In order to mitigate the impacts of this crisis, governments and central banks around the world have intervened in the economy of their countries and have adopted unconventional measures, like the closing of non-essential economic activity and actions of monetary stimulus, with the practice of zero interest in addition to fiscal expansion. However, it is not yet possible to affirm whether these measures will be sufficient to prevent a global recession in 2020.

In Brazil, various measures have been adopted, including some directly impacting the liquidity of the financial markets, the credit markets, monetary and fiscal policy and exchange rates. In this context, in addition to the various measures taken by the Monetary Policy Committee (COPOM) and the Central Bank of Brazil, such as reducing the interest rate from 4.25% p.a. to 3.75% p.a., the National Monetary Council and the Federal Government approved, in extraordinary meetings, measures to help the Brazilian economy tackle the adverse effects caused by the virus, especially by means of:

  March 16, 2020 Resolution No. 4,782/20, which aims to facilitate the renegotiation of loan operations of companies, allowing for adjustments to the cash flows of companies;
  March 16, 2020 Resolution No. 4,783/20, which reduced the minimum capital requirements, in order to enhance the lending capacity of banks;

      12– Reference Form – 2019

3. Selected financial information

  March 18, 2020 Resolution No. 4,784/20, which exempts banks from deducting from their capital, the tax effects of transactions to hedge foreign currency for their participation in investments abroad, one of the mechanisms used by banks to protect themselves against exchange rate variations;
  March 19, 2020 Circular No. 3,991/20, which temporarily removed the requirement for advance notification of the amendment of the opening hours and compliance with the mandatory and uninterrupted hours in the case of multiple banks, like ours;
  March 23, 2020 Resolution No. 4,786/20, which aims to ensure the maintenance of adequate levels of liquidity in the National Financial System, allowing the Central Bank of Brazil to grant loans by means of the Special Temporary Liquidity Line (“LTEL”), regulated by Circular No. 3,994/20;
  March 23, 2020 Circular No. 3,993/20, which reduced the rate of compulsory deposits with the Central Bank of Brazil on time deposits, from 25% to 17%, and enhanced the rules for the Short-term Liquidity Indicator (Liquidity Coverage Ratio – “LCR”). The practical and joint effect of these measures is an improvement of the liquidity conditions of the National Financial System;
  March 30, 2020 Provisional Measure No. 930/20, which aims to eliminate the asymmetry of tax treatment between the results of the exchange rate variation of the investment of banks abroad and the result of the hedge/overhedge for hedging the exchange rate of such investment. In moments of greater volatility, such as the current one, the exchange rate variations make the overhedge increase the consumption of capital for banks and increase the market volatility, with negative effects on the market. The Provisional Measure aims to correct this imbalance, eliminating this negative effect on the foreign exchange market and on banks; and
  April 9, 2020 Resolution No. 4,803/20, which adjusts the criteria for the measurement of the provision for doubtful receivables from the renegotiated operations by financial institutions and others authorized by the Central Bank of Brazil, due to the COVID-19 pandemic. With this Resolution, the reclassification of the renegotiated operations between March 1 and September 30, 2020 is permitted at the same level they were classified on February 29, 2020. It is important to highlight that this measure only affects the financial statements in BR GAAP.

In addition to the measures mentioned above, the Executive and Legislative Powers have tried to approve bills that minimize the repercussion of COVID-19, including proposing the temporary suspension of taxes (such as the relaxation of the IOF on loans and the deferral of payment of PIS/COFINS) and granting tax benefits to the sectors of the economy/workers most affected.

However, projections estimate that Brazil will face an economic downturn in 2020 with all the ramifications in terms of business. The vast majority of our operations are conducted in Brazil and, accordingly, our results are significantly impacted by macroeconomic conditions in Brazil.

We have no control over, and cannot predict, what measures or policies the government may take in response to the current or future Brazilian economic situation or how government intervention and government policies will affect the Brazilian economy and our operations and revenues. Initially, we expect our assets and liabilities to be impacted as a result of the COVID-19, however, considering the current stage of the crisis and the date of approval of the financial statements in IFRS it was not possible to estimate reasonably the impacts of the COVID-19 in IFRS to be presented as events subsequent to December 31, 2019. Below, we highlight the main items of our balance sheet with potential impact:

  financial instruments: whose fair value may vary significantly given the price volatility of these assets, especially those issued by private companies that include a higher credit risk;
  loans and advance payments and other exposures to credit risk: which we can expect should face an increase in our level of arrears in the payment of loans, to the extent that the economic situation will deteriorate further, as well as facing significant challenges to take possession and realize the capital resulting from guarantees related to loans in default;
  Deferred tax assets: whose recoverability depends on future taxable profits, which may be affected depending on the consequences of the pandemic event if it extends over a long period of time;

      13– Reference Form – 2019

3. Selected financial information

  Intangible assets: may have their recoverable amount impacted on the basis of the changes caused by the crisis to their main assumptions of realization, such as the rates of returns initially expected;
  Funding: volatility, as well as uncertainties in credit and capital markets, generally reduces liquidity, which could result in an increase in the cost of funds for financial institutions, which may impact our ability to replace, appropriately and at reasonable costs, obligations that are maturing and/or the access to new resources to execute our growth strategy;
  Technical provisions of insurance and pension resources: that depending on the evolution of the crisis can be impacted negatively given the possible increase in the level of claims, mainly in the “life” segment and a higher frequency of claims from “health” policyholders with the increased use of hospitals, furthermore, we may experience higher demand for early redemptions by pension plan participants, which would impact our revenues through a reduction in the management fees we charge; and
  Civil and labor provisions: the number of labor lawsuits may increase as a result of third party suppliers that go bankrupt as Bradesco may be considered co-responsible in these lawsuits. It is also possible that we could experience a greater volume of civil processes, mainly involving reviews and contract renewals.

Our activities are operating at full capacity, since the beginning of the pandemic, and our actions have taken into account the guidelines of the Ministry of Health. We have established a crisis committee which is formed by the CEO, all the Vice-presidents and by the CRO (Chief Risk Officer), which meets daily and reports periodically, to the Board of Directors, evaluations on the evolution of COVID-19 and their reflections on the operations. In addition, we have a Risk Committee, which plays an important role in verifying the various points and scope of these actions in the Organization. We launched the Business Continuity Plan (“BCP”) was activated and since the second half of March 2020 we intensified the internal/external actions, in a consistent and timely manner, with the objective of minimizing the impacts involved, which we highlight include:

  giving leave to employees at risk groups for an indefinite period of time;
  increasing the number of employees working from home, with approximately 90% of our employees from the headquarters and offices and 50% of the branch employees working from home;
  definition of the accompanying protocol, together with health professionals, for employees and family members who have symptoms of COVID-19; and
  intensification of the communication with our branches, providing guidance to our customers and employees about the prevention measures and the remote means of customer service.

One of the main objectives of our risk management structure is to monitor the allocation of capital and liquidity, aiming to maintain the levels of risk in accordance with the limits established and, in addition, monitor the economic scenarios actively (national and international), as well as the evolution of the COVID-19 pandemic and will make every effort to maintain the fullness of our operations, the services to the population, and the stability of the national financial system.

We offer emergency lines of credit to companies, such as funds for financing of payrolls, as well as the extension of the installments of loan operations to individuals for which the amounts in question, up to the date of approval of these financial statements, were immaterial.

The measurements of the future financial and economic impacts related to the pandemic will continue to be assessed, although, they possess a certain level of uncertainty and depend on the development of the pandemic, since its duration or deterioration cannot yet be predicted, which could continue adversely affecting the global and local economy for an indefinite period of time, which negatively affects the results of financial institutions and, consequently, the performance of our operations.

      14– Reference Form – 2019

3. Selected financial information

On January 27, 2020, Bradesco issued US$1.6 billion of senior notes in the international market, composed of two tranches of US$800 million, maturing in January 2023 and January 2025, with remuneration at fixed interest rates 2.85% and 3.20% p.a., respectively.

On January 15, 2020, Banco Bradesco announced that it sold the entire shareholding held in Chain Serviços e Contact Center S.A. (“Chain”) to Almaviva do Brasil Telemarketing e Informática S.A.

Banco Bradesco announced on November 13, 2019, that its indirect subsidiary Ágora Corretora de Títulos e Valores Mobiliários (“Ágora CTVM”) will assume, within 120 days, the operations of non-institutional individuals and legal entities of Bradesco S.A. Corretora de Títulos e Valores Mobiliários (“Bradesco Corretora”). The centralization of operations took place to consolidate a new investment platform called “Casa de Investimentos,” which will offer more product options and facilities for customers to make their investments.

On September 10, 2019, the Central Bank of Brazil authorized Bradesco: (i) to hold up to 100% of the capital of BAC Florida Bank and its subsidiaries – the securities brokerage firm BAC Florida Investments Corp. and the non-financial corporations BAC Global Advisors Inc., 5551 Luckett Road, Inc. and Representaciones Administrativas Internacionales S.A., the latter located in Guatemala and the others located in the USA; and (ii) to participate temporarily in the capital of a holding company to be incorporated in the USA, which should be extinguished in the corporate reorganization (merger) to be conducted to enable Banco Bradesco S.A. to hold 100% of the shares representing the capital of BAC Florida Bank. The completion of the transaction is subject to the approval of USA competent regulatory authorities and to the fulfillment of legal formalities.

On August 29, 2019, Bradesco announced the launch the Voluntary Severance Program (PDV 2019), with the objective of contemplating employees who contributed significantly to the Organization throughout their career, offering a set of benefits to help them outside the Organization, in addition to optimizing and making the team structure more flexible in the best market standards, in order to obtain improvements in productivity indicators. The deadline for participation to the program was October 31, 2019, and employees who met the requirements established in the regulations may join freely and spontaneously. On December 31, 2019, the total costs were R$1,819,232 thousand, with 3,418 members. It should be noted that dismissals are taking place on a scheduled basis, comprising in some cases a period of up to six months from the date of participation.

On May 6, 2019, Bradesco announced to the market, that it had entered into a Share Purchase Agreement with the controlling shareholders of BAC Florida Bank (“BAC Florida”), the bank that offers various financial services products in the United States for 45 years to non-resident high net worth Individuals. Bradesco will assume the operations of BAC Florida, with the main objective of expanding the offering of investments in the United States to its affluent and high net worth customers, in addition to other banking services, such as checking accounts, credit card and real estate financing, as well as to the expansion of the business related to corporate and institutional customers.

      15– Reference Form – 2019

3. Selected financial information

3.4 – Income allocation policy

(R$ thousand)		Income Allocation
		2019	2018	2017
A) Rules on withholding profits

Legal reserve

The allocation of a portion of the net income, for legal reserves, is set out by Article 193 of Law No. 6,404/76 and is intended to ensure the integrity of the share capital, and may only be used to offset losses or to increase capital.

The net income for the year, five percent (5%), shall be applied before any other allocation, in the constitution of the legal reserve, which shall not exceed twenty percent (20%) of the share capital.

The legal reserve may no longer be constituted in the year in which the balance of this reserve, increased by the amount of the capital reserves provided for in paragraph 1 of Article 182, exceeds thirty percent (30%) of the share capital.

Statutory Reserves

Article 194 of Law No. 6,404/76 regulates the creation of statutory reserves. Pursuant to such legal document, the Company’s bylaws may create reserves based on the following specific conditions:

- the purpose is accurately and completely indicated;

- the criteria for determining the portion of annual net income that will be allocated for its constitution is established; and

- the maximum reserve limit is set.

Pursuant to applicable laws, Article 28 of the Bylaws sets out that the balance of the net income, after every statutory allocation, will have the allocation proposed by the Board of Executive Officers, approved by the Board of Directors and deliberated in the Shareholders’ Meeting, and one hundred percent (100%) of this balance may be allocated to the Profits Reserves – Statutory, aimed at keeping the operating margin compatible with the development of active operations of the Company, up to the limit of ninety-five percent (95%) of the value of the paid-in share capital.

In case a proposal by the Board of Executive Officers, on the allocation of the net income for the year, includes the payout of dividends and/or the payment of interest on own capital in an amount greater than the mandatory dividend established in Article 27, item III, of the bylaws, and/or the withholding of profits in accordance with Article 196 of Law No. 6,404/76, the balance of net income for purposes of constituting this reserve will be determined after the full deduction of these allocations.

Amounts referring to the Withholding of Profits (R$ thousand)	Net Income for the Year	22,582,615	19,084,953	14,657,755
	Legal Reserve	1,129,131	954,247	732,888
	Statutory Reserves	13,589,708	10,832,110	6,720,523
	Gross Interest on Own Capital	7,372,858	7,298,596	7,204,344
	Dividends (1)	8,490,918	-	-

(1) Payment of extraordinary dividends in the amount of R$8 billion, occurred on October 23, 2019, using part of the balance of the “Profit Reserves – Statutory” account and R$490,918 thousand in complementary dividends related to the fiscal year of 2019.

      16– Reference Form – 2019

3. Selected financial information

B) Rules on the distribution of dividends

With the advent of Law No. 9,249/95, which entered into force on January 1, 1996, companies can pay interest on own capital, to be imputed, net of withholding income tax, to the amount of the minimum mandatory dividend.

Minimum Mandatory Dividend

In accordance with item III of Article 27 of Bradesco’s Bylaws, shareholders are entitled to thirty percent (30%) of the net income as minimum mandatory dividends, in each fiscal year, adjusted by reducing or increasing the values specified in items I, II and III of Article 202 of Law No. 6,404/76 (Brazilian Corporate Act). Therefore, the minimum percentage of thirty percent (30%), established in the Bylaws, is above the minimum percentage of twenty-five percent (25%), which is established in paragraph 2 of Article 202 of Law No. 6,404/76.

Shareholders Holding Preferred Shares

Preferred shares grant their holders dividends of ten percent (10%) higher than those that are attributed to common shares (letter “b” of paragraph 2 of Article 6 of the corporate Bylaws).

Re-Application of Dividends or Interest on Own Capital

The re-application of Dividends and/or Interest on Own Capital is a product that allows Bradesco’s depositor shareholders, registered in the Bradesco Corretora, either individuals or corporate entities, to invest the amount received, credited to checking accounts, in new shares (currently only for preferred shares), thereby increasing shareholding interest.

Shareholders have the option of re-applying the monthly and/or special (complementary and intermediary) dividends. There is no ceiling for this re-application and the minimum limit should be enough for the acquisition of at least one (1) share.

C) Frequency of dividend payouts

Bradesco has distributed dividends on a monthly basis since 1970, becoming the first Brazilian financial institution to adopt such a practice.

Interim Dividends

The Board of Executive Officers, upon approval by the Board of Directors, is authorized to declare and pay interim dividends, twice a year or on a monthly basis, to the existing Accrued Profits or Profit Reserves accounts (Article 27, paragraph 1 of the Bylaws).

They may also authorize the distribution of Interest on Own Capital to replace interim dividends, either integrally or partially (Article 27, paragraph 2 of the Bylaws).

Interest on Own Capital Monthly Payment System

For the purposes set out in Article 205 of Law No. 6,404/76, shareholders that are entered into the records of the Company on the date of the statement, which occurs on the first business day of each month, shall be deemed beneficiaries.

Payments are made on the first business day of the subsequent month, one month in advance of the mandatory dividend, by credit into the account that has been informed by the shareholder or provided to the Company.

D) Any restrictions on the distribution of dividends, imposed by special laws or regulations applicable to the issuer, as well as contracts, judicial or administrative decisions or arbitration.	There are no restrictions on the distribution of dividends.

E) If the issuer has a policy of destination of results formally approved, they should inform the body responsible for the approval, the date of approval and, if the issuer discloses the policy, the locations on the global computer network where the document can be consulted

The Company has a document entitled “Practices for the Payment of Dividends and/or Interest on Own Capital of Banco Bradesco S.A.” approved by the Board of Directors on April 1, 2015 and publicly available on the site of the Securities and Exchange Commission (Comissão de Valores Mobiliários – CVM) (www.cvm.gov.br), of B3 S.A. – Brazilian Exchange & OTC (www.b3.com.br) and on the Company’s Investor Relations website (www.bradescori.com.br), which establishes, among other aspects, the periodicity for the payment of dividends and the parameter of reference to be used to define the amount that will be distributed. In the specific case of Bradesco, the Company establishes the payment of dividends and/or interest on own capital on a monthly basis.

      17– Reference Form – 2019

3. Selected financial information

3.5 – Dividend payouts

In R$	Fiscal Year	Fiscal Year	Fiscal Year
	12/31/2019	12/31/2018	12/31/2017
Adjusted Net Income	21,453,484,504.85	18,130,705,306.69	13,924,867,367.13
Dividends distributed in relation to adjusted net income	73.944987	40.255443	51.737256
Rate of return in relation to the equity of the issuer	16.043201	15.756948	13.270043
Total distributed dividends	15,863,776,318.38	7,298,595,772.74	7,204,344,268.60
Withheld net income	14,718,838,952.60	11,786,357,181.70	7,453,410,854.69
Date of approval of the withholding	3/10/2020	3/11/2019	3/12/2018

Withheld net income	Amount	Dividend Payout	Amount	Dividend Payout	Amount	Dividend Payout
Mandatory Dividend
Common	234,327,039.70	2/28/2020	-	-
Preferred	256,591,287.09	2/28/2020	-	-
Common					-	-
Preferred					-	-

      18– Reference Form – 2019

3. Selected financial information

Withheld net income	Amount	Dividend Payout	Amount	Dividend Payout	Amount	Dividend Payout
Interest on Shareholders’ Equity
Common	57,862,437.78	2/1/2019
Common	57,862,433.69	3/1/2019
Common	57,862,426.83	4/1/2019
Common	69,435,024.96	5/2/2019
Common	69,435,018.41	6/3/2019
Common	69,435,015.87	7/1/2019
Common	694,506,242.08	7/15/2019
Common	69,435,013.97	8/1/2019
Common	69,435,001.07	9/2/2019
Common	69,434,986.35	10/1/2019
Common	69,434,985.16	11/1/2019
Common	69,434,976.84	12/2/2019
Common	2,026,239,923.04	12/30/2019
Common	69,434,971.29	1/2/2020
Preferred	63,358,870.41	2/1/2019
Preferred	63,358,863.41	3/1/2019
Preferred	63,358,846.02	4/1/2019
Preferred	76,031,175.51	5/2/2019
Preferred	76,031,131.54	6/3/2019
Preferred	76,031,127.07	7/1/2019
Preferred	760,493,757.92	7/15/2019
Preferred	76,031,103.38	8/1/2019
Preferred	76,030,996.49	9/2/2019
Preferred	76,030,934.45	10/1/2019
Preferred	76,030,902.57	11/1/2019
Preferred	76,030,871.50	12/2/2019
Preferred	2,218,760,140.41	12/30/2019
Preferred	76,030,813.57	1/2/2020
Common			52,602,311.01	2/1/2018
Common			52,602,311.09	3/1/2018
Common			52,602,309.24	4/2/2018
Common			57,862,460.57	5/2/2018
Common			57,862,454.99	6/1/2018
Common			57,862,452.07	7/2/2018
Common			578,516,328.78	7/16/2018
Common			57,862,447.67	8/1/2018
Common			57,862,446.42	9/3/2018
Common			57,862,442.05	10/1/2018
Common			57,862,439.75	11/1/2018
Common			57,862,438.58	12/3/2018
Common			57,862,438.71	1/2/2019
Common			2,226,715,697.79	3/8/2019
Preferred			57,599,006.04	2/1/2018
Preferred			57,599,006.83	3/1/2018
Preferred			57,598,997.64	4/2/2018
Preferred			63,358,891.29	5/2/2018
Preferred			63,358,883.41	6/1/2018
Preferred			63,358,884.54	7/2/2018
Preferred			633,484,567.86	7/16/2018
Preferred			63,358,869.83	8/1/2018
Preferred			63,358,872.13	9/3/2018
Preferred			63,358,849.23	10/1/2018
Preferred			63,358,847.13	11/1/2018
Preferred			63,358,856.33	12/3/2018
Preferred			63,358,868.81	1/2/2019
Preferred			2,438,283,392.95	3/8/2019

      19– Reference Form – 2019

3. Selected financial information

Withheld net income	Amount	Dividend Payout	Amount	Dividend Payout	Amount	Dividend Payout
Interest on Shareholders’ Equity
Common					47,820,250.05	2/1/2017
Common					47,820,250.25	3/1/2017
Common					47,820,250.28	4/3/2017
Common					47,820,249.83	5/2/2017
Common					52,602,316.54	6/1/2017
Common					52,602,313.39	7/1/2017
Common					526,010,907.35	7/18/2017
Common					52,602,312.87	8/1/2017
Common					52,602,313.69	9/1/2017
Common					52,602,313.74	10/2/2017
Common					52,602,313.71	11/1/2017
Common					52,602,312.43	12/1/2017
Common					52,602,311.49	1/2/2018
Common					2,300,701,090.15	3/8/2018
Common					52,363,180.27	2/1/2017
Preferred					52,363,191.97	3/1/2017
Preferred					52,363,191.49	4/3/2017
Preferred					52,363,194.57	5/2/2017
Preferred					57,599,005.80	6/1/2017
Preferred					57,598,991.32	7/1/2017
Preferred					575,989,092.65	7/18/2017
Preferred					57,598,987.71	8/1/2017
Preferred					57,598,991.64	9/1/2017
Preferred					57,599,004.92	10/2/2017
Preferred					57,599,008.71	11/1/2017
Preferred					57,599,005.94	12/1/2017
Preferred					57,599,005.99	1/2/2018
Preferred					2,519,298,909.85	3/8/2018

3.6 – Declaration of dividends to the withheld profits or the reserves account

In 2019, extraordinary dividends were declared / paid in the amount of R$8 billion, occurred on October 23, 2019, using part of the balance of the “Profit Reserves – Statutory” account.

In relation to years of 2018 and 2017, no dividends were declared against retained earnings or reserves recorded in previous fiscal years.

3.7 – Level of indebtedness

Fiscal Year *	Sum of Current and Non-Current Liabilities	Index type	Level of indebtedness	Description and reason for the use of other indexes
12/31/2019	1,242,984,111,000.00	Level of indebtedness	9.1703655	-
*In accordance with International Accounting Standards - IFRS

3.8 – Obligations

Fiscal year December 31, 2018 (In accordance with International Accounting Standards-IFRS)
Type of Obligation	Type of Guarantee	Other guarantees or privileges	Less than one year	One to three years	Three to five years	More than five years	Total
Loans	Unsecured	-	27,397,653,000.00	1,874,530,000.00	-	-	29,272,183,000.00
Debt Security	Unsecured	-	796,185,029,000.00	281,986,524,000.00	29,440,387,000.00	29,312,034,000.00	1,136,923,974,000.00
Total		-	823,582,682,000.00	283,861,054,000.00	29,440,387,000.00	29,312,034,000.00	1,166,196,157,000.00

Note:
The information refers to the Consolidated Financial Statements. It is important to stress that the financial institutions operate, basically, as financial mediators, raising funds from clients, and sharing these funds with clients. Therefore, the obligations informed as “Debt Securities” in item 3.8 are composed basically, of (i) Captures, that include: (a) Deposits; (b) Debentures; (c) On-lending operations; (d) Obligations through the Issuance of Bonds and Securities and (e) Subordinated debt, besides the (ii) Provisions for insurance and pension plans.

      20– Reference Form – 2019

3. Selected financial information

3.9 – Other relevant information

The selected financial information described in Section 3 refers to consolidated financial statements.

Item 3.1:

i.         Composition of Net Income – Consolidated

			In R$
Composition (In accordance with International Accounting Standards-IFRS)	2019	2018	2017
Revenue from financial intermediation	124,417,705,000.00	122,053,139,000.00	126,232,328,000.00
Fees and Commission income	25,337,676,000.00	23,831,590,000.00	22,748,828,000.00
Insurance, pension plan and bond retained premiums	71,191,410,000.00	66,270,095,000.00	70,046,635,000.00
Result from investment in affiliated companies and joint ventures	1,201,082,000.00	1,680,375,000.00	1,718,411,000.00
Other operating income	17,566,864,000.00	7,787,238,000.00	11,166,429,000.00
Contribution for Social Security Financing - COFINS	(4,377,130,000.00)	(3,855,324,000.00)	(3,989,959,000.00)
Service Tax - ISS	(1,224,157,000.00)	(1,093,891,000.00)	(775,117,000.00)
Social Integration Program (PIS) contribution	(726,752,000.00)	(638,409,000.00)	(716,203,000.00)
Total	233,386,698,000.00	216,034,813,000.00	226,431,352,000.00

ii.       Number of Shares, Ex-Treasury (Units)

The number of shares presented were adjusted to reflect the share split, approved at the Special Shareholders’ Meeting of March 11, 2019, in the proportion of one new share for every 20 possessed.

iii.      Basic Result per Share and Result Diluted per Share

The basic earnings per share is calculated by dividing the net income, attributable to the controlling shareholders, by the weighted average of shares that are in circulation during the year, excluding the average number of shares that are acquired by Bradesco and held in treasury. The diluted income per share does not differ from the basic earnings per share, because there are no potential dilutable instruments.

Items 3.4 and 3.5: Dividend payouts and the withholding of net income

We highlight the fact that the financial statements used for the policy of allocating incomes and for the distribution of dividends and interest on own capital, pursuant to items 3.4 and 3.5, respectively, were prepared in accordance with accounting practices adopted in Brazil, which are applicable to institutions authorized to operate by the Central Bank of Brazil.

In addition to the mandatory dividend informed in item 3.5, there was a declaration / payment of extraordinary dividends in the amount of R$8 billion, which occurred on October 23, 2019, using part of the balance of the “Profit Reserve - Statutory” account, of which R$3,818 .591,022.46 intended for payment in common shares and R$4,181,408,977.53 in preferred shares.

      21– Reference Form – 2019

4. Risk factors

4. Risk factors

4.1 – Description of risk factors

Below are the main risk factors that the Organization considers relevant, on the date of this Reference Form, and that could influence the decision of investment. If they materialize, these risks could have an adverse effect on our business, our financial situation and equity, and the price of our securities. Therefore, possible investors could evaluate the risks described below thoroughly, as well as other information contained in this Reference Form.

We observed that the risks described below are not the only risks to which the Organization is subject. Other risks that we are not aware of, in case they materialize, can generate similar effects to those mentioned previously.

It is important to highlight that, the order in which the risks are presented reflect a criterion of relevance established by the Organization.

a)     Risks relating to the issuer

The impact of the COVID-19 pandemic on the global and domestic economy can negatively affect our operations and our financial position.

The COVID-19 pandemic has generated great challenges and uncertainties in the whole world. It is the largest health crisis of our time, according to the WHO. In the face of this crisis, governments and central banks have adopted unconventional measures in a moment of normality, like the paralysis of the economic activity. Actions of monetary stimuli, with zero interest in many cases, and of fiscal expansion seek to mitigate the impacts of the pandemic, but should not prevent a global recession in 2020.

The scenario expected for Brazil at the beginning of 2020 was positive, with projections that the country would have a greater growth acceleration among the most relevant economies of the planet, with additional advances on the agenda of reforms and maintenance of interest at historically low levels. However, the Brazilian economy is not immune to a global crisis with such a large proportion. After the confirmation of the first case of COVID-19 in Brazil in January, the number of infected people has increased rapidly.

The crisis caused by the pandemic had, since the beginning of the year, been generating some negative impacts on the Brazilian economy: (I) higher risk aversion, with pressures on the exchange rate; (ii) greater difficulties in foreign trade and (iii) increase of the uncertainties of the economic agents. Such impacts intensified over time. As a response to the crisis, actions with the paralysis of the economic activity in most of the national territory were adopted, in March itself. The efforts of the economic policy turned, then, to combat the COVID-19 and measures have been taken by the Copom and the Central Bank of Brazil, like the reduction of interest from 4.25% to 3.75% (new historic minimum – this reduction occurred in a context of well anchored inflationary expectations, inflation centered at levels below the inflation target and high idle capacity in the economy, which had gradually been reducing in previous quarters).

In addition to these measures, the CMN, the Central Bank of Brazil and Federal Government have been taken measures to help the Brazilian economy tackle the adverse effects caused by the virus:

Resolution No. 4,782/20, which aims to facilitate the renegotiation of loan operations of companies, allowing for adjustments to the cash flows of companies;

Resolution No. 4,783/20, which reduced the minimum capital requirements, in order to enhance the lending capacity of banks;

Resolution No. 4,784/20, which extends the effects of the ‘tax assets arising from tax losses’ in the calculation of the ‘prudential adjustments’ – as originally stipulated in Resolution No. 4,680/18;

Resolution No. 4,786/20, which aims to ensure the maintenance of adequate levels of liquidity in the National Financial System, allowing the Central Bank of Brazil to grant loans by means of the Special Temporary Liquidity Line (“LTEL”), regulated by Circular No. 3,994/20;

      22– Reference Form – 2019

4. Risk factors

Resolution No. 4,803/20, which adjusts the criteria for the measurement of the provision for doubtful receivables from the renegotiated operations by financial institutions and others authorized by the Central Bank of Brazil, due to the COVID-19 pandemic. With this Resolution, the reclassification of the renegotiated operations between March 1 and September 30, 2020 is permitted at the same level they were classified on February 29, 2020;

Circular No. 3,991/20, which temporarily removed the requirement for advance notification of the amendment of the opening hours and compliance with the mandatory and uninterrupted hours in the case of multiple banks, like ours;

Circular No. 3,993/20, which reduced the rate of compulsory collection on time deposits and enhanced the rules for the Short-term Liquidity Indicator (Liquidity Coverage Ratio – “LCR”). The aim of these measures is an improvement of the liquidity conditions of the National Financial System; and

Provisional Measure No. 930/20, which aims to eliminate the asymmetry of tax treatment between the results of the exchange rate variation of the investment of banks abroad and the result of the hedge/overhedge for hedging the exchange rate of such investment. In moments of greater volatility, such as the current one, the exchange rate variations make the overhedge increase the consumption of capital for banks and increase the market volatility, with negative effects on the market. The Provisional Measure aims to correct this imbalance, eliminating this negative effect on the foreign exchange market and on banks;

The Legislative Power has tried to approve bills that minimize the repercussion of COVID-19, including proposing the temporary suspension of taxes (such as the relaxation of the IOF on loans and the deferral of payment of PIS/COFINS) and granting tax benefits to the sectors of the economy/workers most affected

However, even with all these actions, projections estimate that Brazil will face an economic downturn in 2020 with all the ramifications in terms of business. The vast majority of our operations are conducted in Brazil and, accordingly, our results are significantly impacted by macroeconomic conditions in Brazil.

We have no control over, and cannot predict, what measures or policies the government may take in response to the current or future Brazilian economic situation or how government intervention and government policies will affect the Brazilian economy and our operations and revenues. Initially, we expect our assets and liabilities to be impacted as a result of the COVID-19, however, considering the current stage of the crisis and the date of approval of the financial statements in IFRS it was not possible to estimate reasonably the impacts of the COVID-19

Our activities are operating at full capacity, since the beginning of the pandemic, and our actions have taken into account the guidelines of the Ministry of Health. We have established a crisis committee which is formed by the CEO, all the Vice-presidents and by the CRO (Chief Risk Officer), which meets daily and reports periodically, to the Board of Directors, evaluations on the evolution of COVID-19 and their reflections on the operations. In addition, we have a Risk Committee, which plays an important role in verifying the various points and scope of these actions in the Organization. We launched the Business Continuity Plan (“BCP”) was activated and since the second half of March 2020 we intensified the internal/external actions, in a consistent and timely manner, with the objective of minimizing the impacts involved, which we highlight include:

•        giving leave to employees at risk groups for an indefinite period of time;

•        increasing the number of employees working from home, with approximately 90% of our employees from the headquarters and offices and 50% of the branch employees working from home;

•        definition of the accompanying protocol, together with health professionals, for employees and family members who have symptoms of COVID-19; and

•        intensification of the communication with our branches, providing guidance to our customers and employees about the prevention measures and the remote means of customer service.

Below, we highlight the main items of our balance sheet with potential impact:

      23– Reference Form – 2019

4. Risk factors

•        Financial instruments: whose fair value may vary significantly given the price volatility of these assets, especially those issued by private companies that include a higher credit risk;

•        Loans and advance payments and other exposures to credit risk: which we can expect should face an increase in our level of arrears in the payment of loans, to the extent that the economic situation will deteriorate further, as well as facing significant challenges to take possession and realize the capital resulting from guarantees related to loans in default;

•        Deferred tax assets: whose recoverability depends on future taxable profits, which may be affected depending on the consequences of the pandemic event if it extends over a long period of time;

•        Intangible assets: may have their recoverable amount impacted on the basis of the changes caused by the crisis to their main assumptions of realization, such as the rates of returns initially expected;

•        Funding: volatility, as well as uncertainties in credit and capital markets, generally reduces liquidity, which could result in an increase in the cost of funds for financial institutions, which may impact our ability to replace, appropriately and at reasonable costs, obligations that are maturing and/or the access to new resources to execute our growth strategy;

•        Technical provisions of insurance and pension resources: that depending on the evolution of the crisis can be impacted negatively given the possible increase in the level of claims, mainly in the “life” segment and a higher frequency of claims from “health” policyholders with the increased use of hospitals, furthermore, we may experience higher demand for early redemptions by pension plan participants, which would impact our revenues through a reduction in the management fees we charge; and

•        Civil and labor provisions: the number of labor lawsuits may increase as a result of third party suppliers that go bankrupt as Bradesco may be considered co-responsible in these lawsuits. It is also possible that we could experience a greater volume of civil processes, mainly involving reviews and contract renewals.

One of the main objectives of our risk management structure is to monitor the allocation of capital and liquidity, aiming to maintain the levels of risk in accordance with the limits established and, in addition, monitor the economic scenarios actively (national and international), as well as the evolution of the COVID-19 pandemic and will make every effort to maintain the fullness of our operations, the services to the population, and the stability of the national financial system.

We offer emergency lines of credit to companies, such as funds for financing of payrolls, as well as the extension of the installments of loan operations to individuals for which the amounts in question, up to the date of approval of these financial statements, were immaterial.

The measurements of the future financial and economic impacts related to the pandemic will continue to be assessed, although, they possess a certain level of uncertainty and depend on the development of the pandemic, since its duration or deterioration cannot yet be predicted, which could continue adversely affecting the global and local economy for an indefinite period of time, which negatively affects the results of financial institutions and, consequently, the performance of our operations.

Adverse conditions in the credit and capital markets, just like the value and/or perception of value of Brazilian government securities, may adversely affect our ability to access funding in a cost effective and/or timely manner.

Volatility as well as uncertainties in the credit and capital markets have generally decreased liquidity, with increased costs of funding for financial institutions and corporations. These conditions may impact our ability to replace, in a cost effective and/or timely manner, maturing liabilities and/or access funding to execute our growth strategy.

Part of our funding originates from repurchase agreements, which are largely guaranteed by Brazilian government securities. These types of transaction are generally short-term and volatile in terms of volume, as they are directly impacted by market liquidity. As these transactions are typically guaranteed by Brazilian government securities, the value and/or perception of value of the Brazilian government securities may be significant for the availability of funds. For example, if the quality of the Brazilian government securities used as collateral is adversely affected, due to the worsening credit risk, the cost of these transactions could increase, making this source of funding inefficient for us.

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4. Risk factors

If the market shrinks, which could cause a reduction in volume, or if there is increased collateral credit risk and we are forced to take and/or pay unattractive interest rates, our financial condition and the results of our operations may be adversely affected.

The increasingly competitive environment in the Brazilian banking and insurance segments may have a negative impact on our business prospects.

The markets for financial, banking and insurance services in Brazil are highly competitive. We face significant competition in all of our main areas of operation from other large banks and insurance companies, both public and private based in Brazil and abroad, in addition to new players, such as fintechs and startups that begin to operate with a differentiated and reduced level of regulation. It should be emphasized that the bigtechs are also strong competitors, arising mainly from major technology companies seeking to invest in online payments and online tools of financial transactions by means of various types of applications.

This competitive environment combined with the accelerated process of digital innovation in the institutions could result in a lack of specialized labor with an impact on the growth capacity or extraordinary costs for new business models, which may negatively affect our financial condition, the result of our operations and the market value of our shares.

We may experience increases in our level of past due loans as our loans and advances portfolio becomes more seasoned.

Historically, our loans and advances to customer portfolios registered an increase, interrupted in 2017 due to recession in the Brazilian economy experienced during the year, and resuming growth in 2018. Any corresponding rise in our level of non-performing loans and advances may lag behind the rate of loan growth, as loans typically do not have due payments for a short period of time after their origination. Levels of past due loans are normally higher among our individual clients than our corporate clients.

Our delinquency ratios, calculated based on information prepared in accordance with accounting practices adopted in Brazil (“BR GAAP”), which is defined as the total loans overdue for over ninety days in relation to the total portfolio of loans and advances decreased to 3.3% as of December 31, 2019, compared to 3.5% as of December 31, 2018.

Rapid loan growth may also reduce our ratio of non-performing loans to total loans until growth slows or the portfolio becomes more seasoned. Adverse economic conditions and a slower growth rate for our loans and advances to customers may result in increases in our impairment of loans and advances and our ratio of non-performing loans and advances to total loans and advances, which may have an adverse effect on our business, financial condition and results of operations.

Losses in our investments in financial assets at fair value through profit or loss and at fair value through other comprehensive income may have a significant impact on our results of operations and are not predictable.

The fair value of certain investments in financial assets may decline significantly and may fluctuate over short periods of time. As of December 31, 2019, the investments classified at “fair value through profit or loss” and at “fair value through other comprehensive income” represented 32.1% of our assets, and realized and unrealized gains and losses originating from these investments have had and may continue to have a significant impact on the results of our operations.

Despite impacting our investment policies, asset liability management (“ALM”) and risks, the models adopted may not prevent certain more abrupt oscillations in the movements of the market, so that the profitability of the operations is feasible, in certain moments, from effects that negatively affect its contribution in our income and shareholders’ equity.

Our trading activities and derivatives transactions may produce material losses.

We engage in the trading of securities, buying debt and equity securities principally to sell them in the near term with the objective of generating profits on short-term differences in price. These investments could expose us to the possibility of material financial losses in the future, as securities are subject to fluctuations in value. In addition, we enter into derivatives transactions, mainly, to manage our exposure to interest rate and exchange rate risk. Such derivatives transactions are designed to protect us against increases or decreases in exchange rates or interest rates.

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4. Risk factors

A failure in, or breach of, our operational, security or technology systems could temporarily interrupt our businesses, increasing our costs and causing losses.

The Organization aims to provide assurance with regard to appropriately carrying out its business in accordance with laws, regulations and policies, ensuring that processes are covered by efficient controls. We constantly invest in the improvement and evolution of the safety controls, resilience, continuity and management of our information technology systems and as a result have created an environment with a high capacity to process data for our operating systems and our financial and accounting systems.

Due to the nature of our operations, the wide range of products and services offered and the significant volume of activities and operations made, as well as the global context, where there is an ever-increasing integration among platforms, dependency on technology and on the internet, our information technology systems is exposed to various types of risks, either due to internal or external factors.

We and other financial institutions, including governmental entities, have already experienced cyber security events in relation to our information technology systems. Due to the controls, we have in place, we have not experienced any material loss of data from these attacks to date, neither from hardware nor from a data information loss perspective. However, considering the use of new technologies, the increasing dependency on the internet and the changing and sophisticated nature of cyber security events, it is not possible to predict all the means that will be used by individuals or organizations with harmful intent.

We believe that risk management is essential to enable the stability of financial institutions in the long term. This process involves several areas with specific purposes, ensuring an efficient structure.

We may incur penalties in case of non-compliance with data protection laws.

In August 2018, Law No. 13,709/18 – General Data Protection Law (“LGPD,” in Portuguese) was enacted, which creates a set of rules for the use, protection and transfer of personal data in Brazil, in the private and public spheres, and establishes responsibilities and penalties in the civil sphere. In addition to including existing rules on the subject, the LGPD followed the global trend of strengthening the protection of personal data, restricting its unjustified use, and guaranteeing a series of rights to holders of data, as well as imposing important obligations on so-called “treatment agents.” In particular, the LGPD was inspired by recent European legislation on the subject, reproducing central points of the Directive No. 95/46/EC and of the General Data Protection Regulation (“GDPR”).

The impact of the law will be significant as any processing of personal data will be subject to the new rules, whether physical or digital, by any entity established in Brazil, any entity who has collected personal data in Brazil, any individual located in Brazil – even if not residents – or any entity that offers goods and services to Brazilian consumers. In short, the adaptation to the LGPD will require structural changes in virtually all internal areas of Brazilian companies. The LGPD has been in force since December 28, 2018 as regards the creation of the National Data Protection Authority (Autoridade Nacional de Proteção de Dados or “ANPD”), public administrative body responsible for ensuring, implementing and supervising compliance with the LGPD and the National Council for the Protection of Personal Data and Privacy, created by Provisional Measure converted in 2019 into Law No. 13,583/19, which would be totally into force from August 2020. As a result of the COVID-19 pandemic, the National Congress approved the bill No. 1,179/20 postponing the entry into force of Law No. 13,583/19 for January 2020, with the fines and sanctions valid from August 1, 2021. It is worth mentioning that this bill was approved with amendments by the Federal Senate, thus, it must still be taken to the Chamber of Deputies and, after approval, to the presidential sanction to be validated.

We operate in a preventive, detective and corrective manner in order to protect our own and our clients’ information. As a result, we have evolved our security framework in light of the new digital environment, with a focus on cyber security being key and pillar of our processes to establish data protection for our clients, resiliency, and structure to identify threats, detection, and response and recovery procedures in cases of cyber-attacks.

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4. Risk factors

However, possible failures or attacks on our systems and processes of prevention and/or detection and/or correction may lead to non-compliance with applicable legislation, which may in turn negatively affect our reputation, our financial condition, the result of our operations and the market value of our shares.

Cyber risk in an environment of third parties/service providers, may cause temporary unavailability, loss or leakage of information of the Organization or disruption in data confidentiality/integrity and/or services.

We consider Cyber Security at the highest strategic level – Board of Directors, Board of Executive Officers, Risk Committee, and Executive Committee of Anti-money Laundering and Financing of Terrorism (AML-FT)/Sanctions and Information Security/Cyber. We have a set of controls, procedures, processes, structures, policies, standards and IT solutions that meet the principles of protection relating to confidentiality, availability and integrity of information. In addition, we adopted the best practices and market frameworks in processes, methodology in the management of cyber risk, as well as prevention and treatment of information and cybersecurity incidents. Accordingly, the following procedures are carried out: Identification of threats, protection against attacks, detection, responses and recovery from attacks. We defined the cyber risk as the possibility of cyber incidents that may compromise the confidentiality, integrity and/or availability of critical business processes, assets and/or critical IT infrastructure of the Organization.

The structure of cyber risk management aims to ensure governance compatible with our size, risk profile and business model, to ensure that the assets and critical IT infrastructure are capable of withstanding cyber attacks. Such a structure is adopted corporately and the theme of Cyber Security is managed by the Department of Corporate Security and Department of IT Infrastructure, with the involvement of various areas of the Organization, which have specific assignments, ensuring an efficient structure in the control and mitigation of risks, allowing them to be identified, measured, processed and communicated, contributing so that the strategic objectives are achieved.

To mitigate the cyber risk in the relevant service providers we included appropriate contractual clauses, aligned with the requirements of cybersecurity and in accordance with the requirements established in Central Bank of Brazil’s Resolution No. 4,658/18. In addition, we have specific clauses, formalizing the responsibility for disseminating the culture of cybersecurity with training programs and periodic assessment of personnel. The costs for corrections of cyber risks and of security vulnerabilities can be significant and the remediation of these matters can result in interruptions, delays and may affect our customers and partners.

The Brazilian Supreme Court (“STF”) is currently deciding cases relating to the application of inflation adjustments which may increase our costs and cause losses.

The STF, which is the highest court in Brazil and is responsible for judging constitutional matters, is currently deciding whether savings account holders have the right to obtain adjustments for inflation related to their deposits due to the economic plans Bresser, part of Verão, Collor I and Collor II, implemented in the 1980s and 1990s, before the Plano Real, in 1994. The trial began in November 2013 but was interrupted without any pronouncement on the merits of the subject under discussion by its Members. According to the institutions representing the account holders, banks misapplied the monetary adjustments when those economic plans were implemented, and should be required to indemnify the account holders for the non-adjustment of those amounts.

The STF gave a ruling on an individual case, in the sense that the sentences on class actions proposed by associations questioning inflationary purges only benefit consumers who: (i) were associated with the associations at the time of filing of the class action; and (ii) had authorized the filing of the class action. This reduced the number of beneficiaries in class actions because, until then, it was understood that these decisions should benefit all consumers affected by the practices (i.e., all consumers that are current account holders and that had suffered losses related to inflationary purges, were or were not associated with the association, plaintiff of the class action).

In addition, in connection with a related sentence, the Brazilian Supreme Court Justice (“STJ”) decided, in May 2014, that the starting date for counting default interest for compensating savings account holders must be the date of summons of the related lawsuit (rather than the date of settlement of the judgment), therefore increasing the amount of possible losses for the affected banks in the event of an unfavorable decision by the STF.

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4. Risk factors

In December 2017, with the mediation of the Executive branch’s attorney (Advocacia Geral da União or “AGU”) and the intervention of the Central Bank of Brazil, the representatives of the banks and the savings account holders entered into an agreement related to the economic plans aiming to finalize the claims and established a timeline and conditions for the savings account holders to accede to such agreement. The STF affirmed the agreement on March 1, 2018. This approval determined the suspension of legal actions in progress for the duration of the collective bargaining agreement (24 months). On March 11, 2020, the Signatories to the Collective Agreement concluded by extending the additive to over 60 months. The additive was taken to the STF for approval, having already been made by Minister Gilmar Mendes in extraordinary appeals No. 631,363 and No. 632,212, awaiting the approval of other Rapporteurs (Ministers Carmem Lucia and Ricardo Lewandoswki). As this is a voluntary settlement, we are unable to predict how many savings account holders will accede to it.

We may incur losses associated with counterparty exposures.

We face the possibility that a counterparty will be unable to honor its contractual obligations. These counterparties may default on their obligations due to bankruptcy, lack of liquidity, operational failure or other reasons. This risk may arise, for example, as a result of entering into swap or other derivative contracts under which counterparties have obligations to make payments to us, executing currency or other trades that fail to settle at the required time due to non-delivery by the counterparty or systems failure by clearing agents, exchanges, clearing houses or other financial intermediaries. Such counterparty risk is more acute in complex markets where the risk of failure of counterparties is higher.

Our risk management structure may not be fully effective.

We fully incorporate the risk management process into all of our activities, developing and implementing methodologies, models and other tools for the measurement and control of risks, looking to continuously improve them in order to mitigate the risks that we identify. However, there may be limitations to this risk management framework in foreseeing and mitigating all the risks to which we are subject, or may in the future become, subject. If our risk management structure is not completely effective in adequately preventing or mitigating risks, we could suffer material unexpected losses, adversely affecting our financial condition and results of operations.

We may face significant challenges in possessing and realizing value from collateral with respect to loans in default.

If we are unable to recover sums owed to us under secured loans in default through extrajudicial measures such as restructurings, our last recourse with respect to such loans may be to enforce the collateral secured in our favor by the applicable borrower. Depending on the type of collateral granted, we either have to enforce such collateral through the courts or through extrajudicial measures. However, even where the enforcement mechanism is duly established by the law, Brazilian law allows borrowers to challenge the enforcement in the courts, even if such challenge is unfounded, which can delay the realization of value from the collateral. In addition, our secured claims under Brazilian law will in certain cases rank below those of preferred creditors such as employees and tax authorities. As a result, we may not be able to realize value from the collateral, or may only be able to do so to a limited extent or after a significant amount of time, thereby potentially adversely affecting our financial condition and results of operations.

We may incur losses due to impairments on goodwill from acquired businesses.

We record goodwill from acquisitions of investments whose value is based on estimates of future profitability pertaining to business plans and budgets prepared by us. Annually, we assess the basis and estimates of profitability of the Cash-Generating Units (Unidades Geradoras de Caixa or “UGC”) in respect of which the premiums are allocated. These evaluations are made through cash flow projections based on growth rates and discount rates, with those projections then being compared to the value of the premiums in order to conclude whether there is a basis to record impairments in relation to these assets. However, given the inherent uncertainty in relation to predictions of future cash flow projections, we cannot provide assurances that our evaluations of premiums will not require impairments to be recorded in future, which may negatively affect, the result of our operations, our financial condition and the market value of our shares.

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4. Risk factors

We may be subject to negative consequences in the event of an adverse conclusion in the judicial process arising from Zealots (“Zelotes”) and Car Wash (“Lava Jato”) Operations, including the filing of a class-action lawsuit.

Due the so-called Operation Zealots or “Operação Zelotes,” related to a possible improper performance of members of the Administrative Council of Tax Appeals (“CARF”), there was a criminal case initiated in the year 2016 against two former members of our Board of Directors, which is in progress in the Federal District Judiciary Section’s 10th Federal Court Judge. The investigation phase of the process was already completed, and a decision of the first-degree court is expected.

Bradesco’s Management conducted a careful internal evaluation of records and documents related to the matter and found no evidence of any illegal conduct practiced by its former representatives. We provide all of the information requested to the competent authorities and regulatory bodies, both in Brazil and abroad.

As a result of the news about Operation Zealots, a Class Action was filed against Bradesco and three members of its Board of Executive Officers before the District Court of New York (“Court”), on June 3, 2016, based on Section 10 (b) and 20 (a) of the Securities Exchange Act of 1934. On July 1, 2019, Bradesco and the Lead Plaintiff made an agreement (“Agreement”) to terminate the Class Action, with the payment of US$14.5 million by Bradesco. The Agreement was finally approved by the Court on November 18, 2019 and the case was closed in relation to Bradesco and to the members of its Executive Board of Directors. The Agreement made does not represent the recognition of guilt or admission of liability by Bradesco, but its intent is to avoid uncertainties, costs and onus related to the progression of the Class Action.

Also as a result of the news about Operation Zealots, the Corregedoria Geral do Ministério da Fazenda opened an administrative investigation to verify the need to file an Administrative Accountability Process (“PAR”). The filing decision of the related procedure was published in Section 2 of the Diário Oficial da União (Federal Official Gazette) on February 3, 2020. The decision given by the Official of the Ministry of Economy accepted in full the Final Report of the Processing Committee, the Opinion of the National Treasury Attorney General’s Office and the Joint Order of the General Coordination of Management and Administration, and of the Leadership of the Advisory and Judgment Division, which confirmed, expressly recognizing, the lack of evidence that Bradesco had promised, offered or given, directly or indirectly, an unfair advantage to public agents involved in the related operation, in accordance with the provisions laid down in Article 5, section I, of Law No. 12,846/13.

Our subsidiary Banco Bradesco BBI S.A. (“Bradesco BBI”) was included as a party to certain legal and administrative proceedings filed against Petrobras and other defendants, due to its role as underwriter in a note offering of Petrobras. The agreement proposed by Petrobras was definitively approved by the American Court and the lawsuit was dropped.

The progress of the “Car Wash” investigation and the unfolding events and the possibility of new accusations may significantly change the Brazilian political and economic climate.

Financial institutions can be legally involved in lawsuits originating from actions related to anti-corruption and money laundering to terrorism financing (“PLD/FT”).

The anti-corruption agenda of the country, including the prevention of money laundering and the financing of terrorism (“PLD/FT”), may result in new investigations and legal proceedings on the theme. Financial institutions, including Bradesco, could be involved in legal actions resulting from the actions perpetrated by individuals or legal entities related to inappropriate uses of the financial system for various purposes or unlawful acts, despite Bradesco being in compliance with the current obligations. Involvement in these actions may result in negative publicity for us, and adverse conclusions may negatively affect our financial condition, our results of operations and the market value of our shares.

In 2019, for example, in the context of the Operation Over and Out, offshoot of the Car Wash Operation, two of our former managers were investigated and reported by the Federal Attorney’s Office for alleged involvement in the opening and maintenance of current accounts of companies with irregular features. We conducted a thorough internal investigation and we adopted the measures of governance necessary, putting ourselves at the disposal of the authorities to contribute to the verification of the facts. We cannot guarantee that we will not be subject to further investigations or similar charges in the future.

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4. Risk factors

We may be subject to the need to make extraordinary contributions to cover deficits of pension funds

We are sponsors of benefit plans derived exclusively from banks incorporated and managed by Closed Supplementary Pension Entities. Our process of managing this risk is performed on a centralized basis and takes into account actuarial, tax, legal and accounting issues. Studies are made of Asset Liability Management (ALM), considering the current investment portfolio of the plans, in order to observe possible mismatches between assets and liabilities of the plans. In addition, analyses are made of suggestions of investment portfolios that meet the needs of cash flows of benefit payments, minimizing the risk of mismatch and liquidity. Actuarial assessments of second opinion are also made to the actuaries responsible for the plans. However, given the characteristic of these plans, we are subject to the need of making extraordinary contributions to equate any of these deficits.

b)     Risks related to its direct or indirect controlling shareholder or control group

A majority of our common shares are held, directly and indirectly, by one shareholder and our Board of Directors is composed of ten members, two of them are independent members; accordingly, the interests of non-independent members may conflict with those of our other investors.

As of March 10, 2020, Fundação Bradesco directly and indirectly held 58.8% of our common shares. As a result, Fundação Bradesco has the power, among other things, to prevent a change in control of our company, even if a transaction of that nature would be beneficial to our other shareholders, to elect the majority of the Company’s Board of Directors, as well as to approve related party transactions or corporate reorganizations. Under the terms of Fundação Bradesco’s bylaws, members of our Board of Executive Officers or Statutory Board of Executive Officers, that have been working with us for more than ten years serve as members of the Board of Trustees of Fundação Bradesco. The Board of Trustees has no other members.

Our Board of Directors has ten members, two of them are independent members, i.e., without being associated with Fundação Bradesco, in accordance with the criteria included of Law No. 6,404/76 and in the regulation issued by the CVM (“The Brazilian Corporate Law”), which states that only individuals may be appointed to a Company’s Board of Directors. Accordingly, there is no legal or statutory provision requiring us to have independent directors, however, in order to exercise good corporate governance, our Board of Directors has two independent directors. However, since the majority of the members are not independent, the interests of our Board of Directors may not always be aligned with the interests of some of our other shareholders and these holders do not have the same protections they would have if most of the directors were independent. Furthermore, our non-independent directors are associated with Fundação Bradesco and circumstances may arise in which the interests of Fundação Bradesco, and its associates, conflict with our other investors’ interests.

Fundação Bradesco and our Board of Directors could make decisions in relation to our policy towards acquisitions, divestitures, financings or other transactions, which may be contrary to the interests of our shareholders of common shares and have a negative impact on the interests of those shareholders.

c)     Risks related to its shareholders

If we issue new shares or our shareholders sell shares in the future, the market price of your preferred share and common share may be reduced.

Sales of a substantial number of shares, or the belief that this may occur, could decrease the market price of our shares, preferred share and common share, by diluting their value. If we issue new shares or our existing shareholders sell the shares they hold, the market price of our shares and therefore the market price of our preferred share and common share, may decrease significantly.

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4. Risk factors

Under Brazilian Corporate Law, holders of preferred shares have limited voting rights, accordingly, holders of preferred share will have similar limitations on their ability to vote.

Under the Brazilian Corporate Law (Law No. 6,404/76, as amended by Law No. 9,457/97, as amended which we refer to as “Brazilian Corporate Law”) and our Bylaws, holders of our preferred shares are not entitled to vote at our shareholders’ meetings, except in limited circumstances. As such, in contrast to holders of common shares, holders of preferred shares are not entitled to vote on corporate transactions, including any proposed merger or consolidation with other companies, among other things.

d)     Risks related to its subsidiaries and associated companies

Below we highlight the main risks that could affect the business of our main subsidiary, Grupo Bradesco Seguros, Previdência e Capitalização, which contributed almost 29% of our income.

Our losses in connection with insurance claims may vary from time to time. Differences between the losses from actual claims, underwriting and reserving assumptions and the related provisions may have an adverse effect on us.

The results of our operations depend significantly upon the extent to which our actual claims are consistent with the assumptions we used to assess our potential future policy and claim liabilities and to price our insurance products. We seek to limit our responsibility and price our insurance products based on the expected payout of benefits, calculated using several factors, such as assumptions for investment returns, mortality and morbidity rates, expenses, persistency, and certain macroeconomic factors, such as inflation and interest rates. These assumptions may deviate from our prior experience, due to factors beyond our control such as natural disasters (floods, explosions and fires), man-made disasters (riots, gang or terrorist attacks) or changes in mortality and morbidity rates as a result of advances in medical technology and longevity, among others. Therefore, we cannot determine precisely the amounts that we will ultimately pay to settle these liabilities, when these payments will need to be made, or whether the assets supporting our policy liabilities, together with future premiums and contributions, will be sufficient for payment of these liabilities. These amounts may vary from the estimated amounts, particularly when those payments do not occur until well in the future, which is the case with certain of our life insurance products. Accordingly, the establishment of the related provisions is inherently uncertain and our actual losses usually deviate, sometimes substantially, from such estimated amounts. To the extent that actual claims are less favorable than the underlying assumptions used in establishing such liabilities, we may be required to increase our provisions, which may have an adverse effect on our financial condition and results of operations.

We are liable for claims of our customers if our reinsurers fail to meet their obligations under the reinsurance contracts.

The purchase of reinsurance does not hold us harmless against our liability towards our clients if the reinsurer fails to meet its obligations under the reinsurance contracts. As a result, reinsurers’ insolvency or failure to make timely payments under these contracts could have an adverse effect on us, given that we remain liable to our policyholders.

e)     Risks related to its suppliers

Eventual dependence on services rendered by outsourced companies and suppliers/partners may negatively impact our business performance.

Due to the complexity of some services, we may be dependent on or have difficulty replacing some outsourced companies or suppliers/partners. We are also subject to operational risks that are beyond our control and may still negatively impact our operations, making it more difficult the offer or delivery of products and services to our customers. Possible interruptions in the services due to the difficulties to replace some suppliers or other issues related to third party companies that are beyond our control may adversely affect our reputation, our financial condition, the result of our operations and the market value of our shares, preferred share and common share.

f)      Risks related to its customers

We consider a risk relating to “the customers” as a risk related to the “issuer,” as described in item “a” of this section, which reads as “We may face an increase in our level of delinquency in the payment of loans, to the measure that our loans and advance payment portfolio matures.”

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4. Risk factors

g)     Risks relating to the economic sectors in which the issuer operates

The government exercises influence over the Brazilian economy, and Brazilian political and economic conditions have a direct impact on our business.

Our financial condition and results of operations are substantially dependent on Brazil’s economy, which in the past has been characterized by frequent and occasionally drastic intervention by the government and volatile economic cycles.

In the past, the Brazilian government has often changed monetary, fiscal, taxation and other policies to influence the course of Brazil’s economy. We have no control over, and cannot predict, what measures or policies the government may take in response to the current or future Brazilian economic situation or how government intervention and government policies will affect the Brazilian economy and our operations and revenues.

Our operations, financial condition and the market price of our shares, preferred share and common share may be adversely affected by changes in certain policies related to exchange controls, tax and other matters, as well as factors such as:

•     exchange rate fluctuations;

•     base interest rate fluctuations;

•     domestic economic growth;

•     political, social or economic instability;

•     monetary policies;

•     tax policy and changes in tax regimes;

•     exchange controls policies;

•     liquidity of domestic financial, capital and credit markets;

•     our customers’ capacity to meet their other obligations with us;

•     decreases in wage and income levels;

•     increases in unemployment rates;

•     macroprudential measures;

•     inflation;

•        allegations of corruption against political parties, public officials, including allegations made in relation to the “Operation Car Wash” investigation, among others;

•        the impact of generalized health events, such as the COVID-19, and the respective government and commercial responses, and of consumers and others; and

•        other political, diplomatic, social and economic developments, as well as natural disasters, public health issues, epidemics and pandemics within and outside of Brazil that affect the country.

Changes in, or uncertainties regarding, the implementation of the policies listed above could contribute to economic uncertainty in Brazil, thereby increasing the volatility of the Brazilian securities market and reducing the value of Brazilian securities traded internally or abroad.

Historically, the country’s political scenario has influenced the performance of the Brazilian economy and political crises have affected the confidence of investors and the general public, which resulted in economic deceleration and heightened volatility in the securities issued abroad by companies based in Brazil.

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4. Risk factors

Until the outbreak of the health crisis, the current government was conducting an economic agenda with actions to reduce government expenditure, open the economy to international competition, improve the business environment and promote privatizations and concessions in the infrastructure. The macroeconomic priorities during the COVID-19 pandemic are focused on mitigating human and economic risks, even with temporary changes or interruption of this structural agenda.

If the Brazilian government doesn’t return rapidly to the agenda of structural advances as soon as the crisis is overcome, our operating results may be adversely affected, as well as the market value of our shares, preferred share and common share.

In that sense, possible uncertainties about the resumption of the reform agenda and the guidance of the economic policy can influence the perception of risk of investing in Brazil among foreign investors, which in turn may adversely affect the market value of our shares. In fact, the market value of Brazilian companies became more volatile during the recent presidential elections.

Currency exchange variations may have an adverse effect on the Brazilian economy and on our results and financial condition.

Fluctuations in the value of the real may impact our business. After an extended period of appreciation, interrupted only in late 2008 as a result of the global crisis, the Brazilian real started to weaken in mid-2011, maintaining this trend until mid-2016. After a brief period of stable exchange rate, the real once again was devalued against the dollar. Weaker currency periods make certain local manufacturers (particularly exporters) more competitive, but also make managing economic policy, particularly inflation, increasingly difficult, even with a slowdown in growth. A weaker real also adversely impacts companies based in Brazil with U.S. dollar indexed to and/or denominated debt.

As of December 31, 2019, the net exposure in relation to our assets and liabilities denominated in, or indexed to, foreign currencies (primarily U.S. dollars) was 39.7% of our net asset. If the Brazilian currency devaluates or depreciates, we risk losses on our liabilities denominated in, or indexed to, foreign currencies, such as our U.S. dollar denominated long-term debt and foreign currency loans, and experience gains on our monetary assets denominated in or indexed to foreign currencies, as the liabilities and assets are translated into reais. Accordingly, if our liabilities denominated in, or indexed to, foreign currencies significantly exceed our monetary assets denominated in, or indexed to, foreign currencies, including any financial instruments entered into for hedging purposes, a large devaluation or depreciation of the Brazilian currency could materially and adversely affect our financial results and the market price of our shares, preferred share and common share, even if the value of the liabilities has not changed in their originated currency. In addition, our lending transactions depend significantly on our capacity to match the cost of funds indexed to the U.S. dollar with the rates charged to our customers. A significant devaluation or depreciation of the U.S. dollar may affect our ability to attract customers on such terms or to charge rates indexed to the U.S. dollar.

Conversely, when the Brazilian currency appreciates, we may incur losses on our monetary assets denominated in, or indexed to, foreign currencies, mainly, the U.S. dollar, and we may experience decreases in our liabilities denominated in, or indexed to, foreign currencies, as the liabilities and assets are translated into reais. Therefore, if our monetary assets denominated in, or indexed to, foreign currencies significantly exceed our liabilities denominated in, or indexed to, foreign currencies, including any financial instruments entered into for hedging purposes, a large appreciation of the Brazilian currency could materially and adversely affect our financial results even if the value of the monetary assets has not changed in their originated currency.

Changes in base interest rate by the Central Bank of Brazil may materially adversely affect our margins and results of operations.

The stabilization of inflation allowed the Central Bank of Brazil to reduce the basic interest rate to the lowest level in history. The base interest rate (SELIC) maintained at 6.5% p.a. in the first half of 2019, was reduced several times in the second half, having been taken, progressively, to the level of 4.5% p.a. at the end of the year. In February, the SELIC rate was reduced to 4.25%, with the signaling of the Central Bank of Brazil, interrupting the easing cycle. However, in March, in the light of the increased risks on account of the COVID-19 pandemic, the monetary authority made an additional movement, to 3.75%, a new historic minimum. The signaling, again, was to break the lower cycle of interest. However, actions related to the reduction of compulsory reserves and expansion of liquidity in general were adopted as stimuli in view of the stoppage of the economy.

      33– Reference Form – 2019

4. Risk factors

This process of leading the SELIC to its lowest historic level was favored by a context of high idleness in the goods and labor markets, but reflected a credible movement by the Central Bank of Brazil, which has also advanced in its modernization agenda and reduction of distortions of the Brazilian financial system This modernization agenda includes the compulsory reduction, increase of guarantees, reduction of asymmetries and expansion of competition in the banking market. Changes in the base interest rate may affect our results of operations as we have assets and liabilities indexed to the SELIC. At the same time, high base interest rates may increase the likelihood of customer delinquency, due to the deceleration in the economic activity. Similarly, low base interest rates may increase the leverage of borrowers, generating additional risk to financial system.

The COPOM adjusts the SELIC rate in order to keep inflation within the range of targets set by the National Monetary Council (“CMN”) to manage the Brazilian economy. We have no control over the SELIC rate or how often such a rate is adjusted.

The exit of the United Kingdom (the “U.K”) from the European Union could adversely impact global economic or market conditions.

On June 23, 2016, the U.K. electorate voted in a general referendum in favor of the U.K.’s exit from the European Union (so-called “Brexit”). After a formal notification made by the United Kingdom pursuant to Article 50 of the Treaty on European Union (“EU”), the United Kingdom left the European Union on January 31, 2020, at 11 pm local time. At the meeting of the Special European Council (Article 50) of April 10, 2019, it was agreed that Brexit would be postponed until October 31, 2019. At that moment, the EU treaties no longer applied to the United Kingdom. However, as part of the withdrawal agreement (the “Withdrawal Agreement”), the United Kingdom now finds itself in a period of implementation (the “Implementation Period”) during which the EU legislation still applies to the United Kingdom, which continues to be part of the single EU market, until the end of 2020 (with the possibility of extension).

The terms for the United Kingdom to leave the EU, including the future relationship and access to the European Market, are not clear. The Withdrawal Agreement does not address, in general, the future relationship between the EU and the United Kingdom, that should be the object of a separate agreement that has not yet been negotiated.

As the U.K. determines which European Union laws to replace or replicate, Brexit can lead to diverging national laws and regulations. The uncertainty regarding the terms of Brexit, and its eventual effects once implemented, could adversely affect investor confidence and European/global economic and market conditions. This could, in turn, adversely affect our business and/or the market value of our shares, preferred share and common share.

Our investments in debts issued by the Brazilian government expose us to additional risks associated with Brazil.

We invest in debt securities issued by the Brazilian government. The trading price of these securities is affected by, among other things, market conditions in Brazil, the perception of Brazil and the related perception of the Brazilian government’s ability to repay principal and/or make interest payments. Accordingly, adverse developments or trends in any of these areas could have a knock-on adverse effect on the value of our securities portfolio, thereby affecting our financial condition and results of operations, which may affect the market value of our shares, preferred share and common share.

If Brazil experiences substantial inflation in the future, our revenues and our ability to access foreign financial markets may be reduced.

Brazil has, in the past, experienced extremely high rates of inflation. Inflation and governmental measures to combat inflation had significant negative effects on the Brazilian economy and contributed to increased economic uncertainty and heightened volatility in the Brazilian securities markets, which may have an adverse effect on us.

      34– Reference Form – 2019

4. Risk factors

The memory of and the potential for inflation are still present, despite the monetary stability achieved in the mid-1990s, intensified after the adoption of inflation targeting norms. There are still concerns that inflation levels might rise again. Current economic policy in Brazil is premised on a monetary regime which the Central Bank of Brazil oversees in order to assure that the effective rate of inflation keeps in line with a predetermined and previously announced target. Brazil’s rates of inflation reached 4.3% in 2019 and 3.8% in 2018, as measured by the Extended Consumer Price Index – “IPCA” (Índice Nacional de Preços ao Consumidor Amplo).

Before a scenario of high expectations and increased idleness, which had been gradually reducing since 2017, inflation has remained below the center of the target (4.0% for 2020). It cannot be discarded that, despite the recent pressure of the exchange rate, the more fragile economic activity, resulting from a COVID-19 pandemic, will take the inflation to levels closer to the lower target (floor of 2.5%), which may open space for new drops in the interest rate.

Decreases in the base interest rate (“SELIC”) set by the Committee of the Central Bank of Brazil (Comitê de Política Monetária – “COPOM”) may have an adverse effect on us by reducing the interest income we receive from our interest-earning assets and lowering our revenues and margins. Increases in SELIC rate may also have an adverse effect on us by reducing the demand for our credit, and increasing our cost of funds, domestic debt expense and the risk of customer default.

Future government actions, including the imposition of taxes, intervention in the foreign exchange market and actions to adjust or fix the value of the real, as well as any GDP growth different from expected levels may trigger increases in inflation. If Brazil experiences fluctuations in rates of inflation in the future, our costs and net margins may be affected and, if investor confidence lags, the price of our securities may fall. Inflationary pressures may also affect our ability to access foreign financial and capital markets and may lead to counter-inflationary policies that may have an adverse effect on our business, financial condition, results of operations and the market value of our shares, preferred share and common share.

h)     Risks related to the regulation of sectors in which the issuer operates

The government regulates the operations of Brazilian financial institutions and insurance companies. Changes in existing laws and regulations or the imposition of new laws and regulations may negatively affect our operations and revenues.

Brazilian banks and insurance companies are subject to extensive and continuous regulatory review by the government. We have no control over government regulations, which govern all facets of our operations, including the imposition of:

•     minimum capital requirements;

•     compulsory deposit/reserve requirements;

•     investment limitations in fixed assets;

•     lending limits and other credit restrictions;

•     earmarked credit transactions, such as housing loans and rural loans;

•     accounting and statistical requirements;

•     minimum coverage;

•     mandatory provisioning policies;

•     limits and other restrictions on rates; and

•     limits on the amount of interest that banks can charge and the period for which they can capitalize on interest.

The regulatory structure governing banks and insurance companies based in Brazil is continuously evolving. Existing laws and regulations could be amended, the manner in which laws and regulations are enforced or interpreted could change, and new laws or regulations could be adopted. Such changes could materially adversely affect our operations and our revenues.

      35– Reference Form – 2019

4. Risk factors

In particular, the government has historically enacted regulations affecting financial institutions in an effort to implement its economic policies. These regulations are intended to control the availability of credit and reduce or increase consumption in Brazil. These changes may adversely affect us because our returns on compulsory deposits are lower than those we obtain on our other investments. Regulations issued by the Central Bank of Brazil are not subject to a legislative process. Therefore, those regulations can be enacted and implemented in a very short period of time, thereby affecting our activities in sudden and unexpected ways.

Changes in regulations regarding reserve and compulsory deposit requirements may reduce operating margins.

The Central Bank of Brazil has periodically changed the level of compulsory deposits that financial institutions in Brazil are required to abide by.

Compulsory deposits generally yield lower returns than our other investments and deposits because:

•     a portion of our compulsory deposits with the Central Bank of Brazil do not bear interest; and

•     a portion of our compulsory deposits must finance a federal housing program, the Brazilian rural sector, low income customers and small enterprises under a program referred to as a “microcredit program.”

Rules related to compulsory deposits have been changed from time to time by the Central Bank of Brazil.

As of December 31, 2019, our compulsory deposits in connection with demand, savings and time deposits and additional compulsory deposits were R$90.6 billion. Reserve requirements have been used by the Central Bank of Brazil to control liquidity as part of monetary policy in the past, and we have no control over their imposition. Any increase in the compulsory deposit requirements may reduce our ability to lend funds and to make other investments and, as a result, may adversely affect us.

Changes in taxes and other fiscal assessments may adversely affect us.

The government regularly enacts reforms to the tax and other assessment regimes to which we and our customers are subject. Such reforms include changes in the rate of assessments and, occasionally, enactment of temporary taxes, the proceeds of which are earmarked for designated governmental purposes. The effects of these changes and any other changes that result from enactment of additional tax reforms have not been, and cannot be, quantified. There can be no assurance that these reforms will not, once implemented, have an adverse effect upon our business. Furthermore, such changes may produce uncertainty in the financial system, increasing the cost of borrowing and contributing to the increase in our non-performing portfolio of loans and advances.

The Brazilian Constitution used to establish a ceiling on loan interest rates and if the government enacts new legislation with a similar effect in the future, our results of operations may be adversely affected.

Article 192 of the Brazilian Constitution, enacted in 1988, established a 12.0% p.a. ceiling on bank loan interest rates. However, since the enactment of the Brazilian Constitution, this rate had not been enforced, as the regulation regarding the ceiling was pending. The understanding that this ceiling is not yet in force has been confirmed by Súmula Vinculante No. 7, a final binding decision enacted in 2008 by the STF, in accordance with such Court’s prior understanding on this matter. Since 1988, several attempts were made to regulate the limitation on loan interest, and especially bank loan interest rates, but none of them were implemented nor have been confirmed by Brazilian superior courts.

On May 29, 2003, Constitutional Amendment No. 40 (“EC 40/03”) was enacted and revoked all subsections and paragraphs of Article 192 of the Brazilian Constitution. This amendment allows the Brazilian Financial System, to be regulated by specific laws for each sector of the system rather than by a single law relating to the system as a whole.

      36– Reference Form – 2019

4. Risk factors

With the enactment of Law No. 10,406/02 (or the “Civil Code”), unless the parties to a loan have agreed to use a different rate, in principle the interest rate ceiling has been pegged to the base rate charged by the National Treasury Office (Tesouro Nacional). There is currently an uncertainty as to whether such base rate which is referred to in the Civil Code is: (i) the Special Clearing and Settlement System (Sistema Especial de Liquidação e Custódia) rate, which we call the SELIC rate, the base interest rate established by COPOM, which was 4.5% p.a. as of December 31, 2019, and 6.5% p.a. as of December 31, 2018; or (ii) the 12.0% p.a. rate established in Article 161, paragraph 1, of Law No. 5,172/66, as amended (“Brazilian Tax Code”), which is the default interest rate due when taxes are not paid on time.

Any substantial increase or decrease in the interest rate ceiling could have a material effect on the financial condition, results of operations or prospects of financial institutions based in Brazil, including us.

Additionally, certain Brazilian courts have issued decisions in the past limiting interest rates on consumer financing transactions that are considered abusive or excessively onerous in comparison with market practice. Brazilian courts’ future decisions as well as changes in legislation and regulations restricting interest rates charged by financial institutions could have an adverse effect on our business.

On November 27, 2019, the CMN edited Resolution No. 4,765/2019 that provisions on the overdraft granted by financial institutions in a demand deposit account, providing, among other matters, the limit for the compensatory interest rates on the amount used of the overdraft. Since it is a very recent change, it is still uncertain whether this will affect positively or negatively affect our operating results.

i)       Risks related to foreign countries where the issuer operates

The risks to which our offices abroad are exposed are not characterized as relevant insofar as they generate significant impacts that could influence our decision of investment.

There is a proviso that the operations of our Offices Abroad are supported by policies, standards and procedures issued by the Organization.

j)       Socio-environmental issues

The socio-environmental risk is represented by the potential damages that an economic activity may cause to society and the environment. The socio-environmental risks associated to financial institutions are, in their majority, indirect and stem from the business relations, including those with the supply chain and with clients, through activities of financing and investment, observing the principles of relevance and proportionality of activities of the Organization.

Funding for large projects carried out by clients can generate socioenvironmental impacts that could affect the results and the reputation of the Organization negatively.

We promote credit and financing operations, acting in several sectors, which may significantly affect an entire ecosystem, involving communities and the local flora and fauna. If a client, in the development of their activities, causes environmental impacts, such as the contamination of soil and water pollution above the legally acceptable limit and/or environmental disasters, it has a direct obligation to repair the damage caused financially. Consequently, depending on the magnitude of the socioenvironmental impact, this client can have their economic-financial structure compromised, which could adversely affect our financial status, the result of our operations and the market value of our shares, preferred share and common share.

      37– Reference Form – 2019

4. Risk factors

4.2 – Description of the main market risks

The Organization monitors and controls the possibility of financial losses due to fluctuating prices and interest rates of the financial instruments, as its asset and liability portfolios may have mismatched maturities, currencies and indexes. Considering the dynamics of this type of risk and the characteristics of each investment portfolio, various limits of risks and results were established.

The proposals for risk limits are validated in specific Committees, supported by the Integrated Risk Management Committee and Capital Allocation, and submitted for approval by the Board of Directors, according to the characteristics of the business, which are segregated into the following Portfolios:

•      Trading Portfolio: comprised by every operation that is carried out with financial instruments, including derivatives, held with trading intent or to hedge other instruments in the portfolio itself, and which are not subject to the limitation of their negotiability. Operations held with trading intent are those intended for resale, attainment of benefits from effective or expected price variation, or for arbitration; and

•      Banking Portfolio: comprised by operations that are not classified in the Trading Portfolio from the other business of the Organization and their respective hedges.

Market Risk Measurement Models

The measurement and control of market risk are made through the methodologies of Stress, Value at Risk (VaR), Economic Value of Equity (EVE), Net Interest Income (NII) and Sensitivity Analysis, in addition to the Results Management and Financial Exposure limits. The use of several methodologies for risk measurement and assessment is important, because they are always complementary and their combined use allows you to capture various scenarios and situations.

Trading and Regulatory Portfolio

The risks of the Trading Portfolio are mainly controlled by Stress and VaR. In the case of Stress, which aims to quantify the negative impact of shocks and extreme economic events that are financially unfavorable to the positions of the Organization, the analysis uses stress scenarios that are prepared by the area of Market Risk and Economic Area of the Organization from historical and prospective data for the risk factors in which the Organization is positioned.

For the calculation of VaR, the Delta-Normal methodology is adopted, with a 99% confidence level, and the applied horizon takes into account the number of days taken to undo any existing exposure. The methodology is applied to Trading and Regulatory Portfolios (Trading Portfolio positions plus exposure in foreign currency and commodities of the Banking Portfolio). Additionally, for the measurement of all risk factors of the options portfolio, the models of historic simulation and the Delta-Gama-Vega are applied, whereby the most conservative between the two prevails. For the calculation of the volatilities, correlations and historical returns, a window of at least 252 working days was adopted.

For regulatory purposes, the need for capital, relating to Banking Portfolio shares, is realized through the evaluation of credit risk, as determined by the Central Bank of Brazil, i.e. they are not included in the calculation of Market risk.

Interest Rate Risk in the Banking Portfolio

The measurement and control of the interest rate risk of the Banking Portfolio are mainly made from the Economic Value of Equity (EVE) and Net Interest Income (NII) variation methodologies, which measures the economic impact on the positions and the impact in the Organization’s income respectively, according to the scenarios drawn up by the Economic area of the Organization. These scenarios seek to determine positive and negative movements that may occur in the curves of interest rates and, consequently, affect the applications and funding of the Organization.

The EVE methodology consists of re-pricing the portfolio, subject to a variation in interest rates and taking into consideration any increases or decreases in the rates used for the calculation of the present value and the total duration of assets and liabilities. Therefore, the economic value of the portfolio is calculated with both the market interest rates on the date of the analysis and with the scenarios designed. Therefore, the difference between the values obtained for the portfolio will be the Delta EVE.

      38– Reference Form – 2019

4. Risk factors

In the case of the NII – Net Interest Income, the methodology intends to calculate the Organization’s variation in the net revenue interest (gross margin) due to eventual variations in the interest rate level through the same scenarios mentioned above, that is, the difference between the calculated NII in the base scenario and the calculated NII in the scenarios of increase or decrease of the interest rate will be Delta NII.

For the measurement of interest rate risk in the Banking Portfolio, behavioral premises of the clients are used whenever necessary. As a reference, in the case of deposits and savings, which have no maturity defined study for the verification of historical behaviors, are carried out as well as the possibility of their maintenance. Through these studies, the stable amount (core portion) as well as the criterion of allocation over the years are calculated.

Evolution of Risk Exposure

In this section, we present the evolution of the VaR that is calculated by the internal model, Stress Analysis and Sensitivity Analysis, the latter of which is in accordance with the criteria set out by the CVM Instruction No. 475/08.

VaR Internal Model – Trading Portfolio

The Trading Portfolio VaR for the 1-day horizon and the net of the tax effects of 2019 was higher than it was at the end of 2018, mainly due to the increase of the exposure in the foreign currencies.

			R$ million
Risk Factors	2019	2018	2017
Fixed	2	1	9
IPCA (Consumer Price Index - Broad) / IGP-M (General Market Price Index)	3	-	3
Exchange coupon	-	-	-
Foreign Currencies	5	1	3
Equities	1	1	-
Sovereign/Eurobonds and Treasuries	4	4	1
Other	2	2	-
Correlation/diversification effect	(7)	(2)	(1)
VaR at end year	10	6	14

Average VaR in the year	10	22	24
Minimum VaR in the year	6	4	5
Maximum VaR in the year	15	77	101

Note: VaR for the 1-day horizon and net of tax effects.

The ‘Other’ risk factor includes investment funds, commodities, non-linear instruments and the negative goodwill of the public security (LFT).

VaR Internal Model – Regulatory Portfolio

Since January 2013, Bradesco has used its internal market risk models, which were used for their management, in the calculation of the regulatory capital requirement(1) for every risk factor and for all of the Organization’s business. The capital is calculated using the Delta-Normal VaR model on the basis of the Regulatory Portfolio, which includes the Trading Portfolio and the Currency and Commodities of the Banking Portfolio exposures. Additionally, in order to measure all of the options portfolio’s risk factors, the risk models of historical simulation and the Delta-Gama-Vega are applied, whereby the most conservative of the two prevails, which is the risk of options added to the VaR of the Portfolio. It is important to note that the value at risk is extrapolated for the regulatory horizon(2) (the highest between ten days and the horizon of the portfolio) based on the time root method. The values of VaR and Stressed VaR demonstrated below are for the horizon of ten days and are net of tax effects.

      39– Reference Form – 2019

4. Risk factors

(1)     In order to calculate the share of the Market Risk, the capital requirement will be the maximum between the internal model and 80% of the standard model, according to Circulars No. 3,646/13 and No. 3,674/13 of the Central Bank of Brazil; and

(2)     The maximum between the maintenance period (holding period) of the portfolio and 10 days, which is the regulatory minimum horizon required by the Central Bank of Brazil, is adopted.

						R$ million
Risk Factors	2019		2018		2017
	VaR	Stressed VaR	VaR	Stressed VaR	VaR	Stressed VaR
Interest Rate	15	59	8	48	38	48
Exchange Rate	35	104	6	21	8	17
Price of Goods (Commodities)	-	2	8	15	1	-
Stock Prices	3	4	3	5	2	7
Correlation/diversification effect	(10)	(30)	(8)	33	36	-
VaR at end year	43	139	18	122	85	74

Average VaR in the year	43	107	70	118	87	107
Minimum VaR in the year	17	35	18	58	25	27
Maximum VaR in the year	123	299	253	231	369	237

Note: VaR for the 10-day horizon and net of tax effects.

For the purposes of the calculation of the regulatory capital requirement, in accordance with the internal model, one must take into consideration the rules described in Circular Letters No. 3,646/13 and No. 3,674/13 of the Central Bank of Brazil (Bacen), such as the use of VaR and Stressed VaR without tax purposes, of the average of the last 60 days and the multiplier.

Stress Analysis – Trading Portfolio

The Organization evaluates, also daily, the possible impact on positions in stress scenarios to a horizon of 20 working days, with a limit set in the governance process. Thus, considering the effect of diversification between the risk factors and the net amounts of tax effects, the possibility of an estimated average loss in stress outcomes would be R$150 million in 2019 (2018 – R$185 million), and the estimated maximum loss would be R$230 million (2018 – R$420 million).

			R$ million
	2019	2018	2017
At end of the year	103	59	104
Average in the year	161	185	169
Minimum in the year	68	53	53
Maximum in the year	286	420	388

      Note: Amounts net of taxes.

      40– Reference Form – 2019

4. Risk factors

Sensitivity analysis

The Trading Portfolio is also monitored daily by sensitivity analyses that measure the effect of market shifts and price curves on our positions. Furthermore, a sensitivity analysis of the Organization’s financial exposures (Trading and Banking Portfolio) is performed on a quarterly basis, in compliance with CVM Instruction No. 475/08.

Note that the impact of the financial exposure on the Banking Portfolio (notably interest rates and price indexes) do not necessarily represent a potential accounting loss for the Organization because a portion of loan operations, held in the Banking Portfolio, is financed by demand and/or savings deposits, which are “natural hedges” for any future variations in interest rates and, moreover, interest rate variations do not represent a material impact on the institution’s result, as Loans are held to maturity. In addition, due to our strong presence in the insurance and pension plan market, Bradesco holds a large volume of assets on which price adjustments would also impact the linked technical reserves.

									R$ million
Scenario 1 - shock of 1 base point on rates and 1% on market prices		Trading and Banking portfolios (1)
Scenario 2 - shock of 25% on rates and market prices		2019			2018			2017
Scenario 3 - shock of 50% on rates and market prices		1	2	3	1	2	3	1	2	3
Interest Rate in Reais	Exposure subject to variations in fixed interest rates and interest rate coupons.	(15)	(1,896)	(3,775)	(16)	(2,973)	(5,760)	(13)	(2,340)	(4,560)
Price indexes	Exposure subject to variations in price index coupon rates.	(17)	(1,313)	(2,398)	(8)	(914)	(1,630)	(1)	(56)	(108)
Exchange coupon	Exposure subject to variations in foreign currency coupon rates.	(1)	(72)	(140)	(1)	(119)	(229)	(2)	(80)	(159)
Foreign Currency	Exposure subject to exchange rate variations.	(3)	(71)	(142)	-	(10)	(20)	(1)	(15)	(30)
Equities	Exposure subject to variation in stock prices.	(29)	(720)	(1,440)	(21)	(531)	(1,061)	(16)	(407)	(814)
Sovereign/Eurobonds and Treasuries	Exposure subject to variations in the interest rate of securities traded on the international market.	(1)	(53)	(104)	(2)	(92)	(185)	(5)	(206)	(406)
Other	Exposure not classified in other definitions.	-	(2)	(3)	-	(10)	(21)	-	-	(1)
Total without correlation		(66)	(4,126)	(8,003)	(50)	(4,649)	(8,907)	(37)	(3,104)	(6,078)
Total with correlation		(42)	(3,038)	(5,920)	(38)	(3,906)	(7,500)	(27)	(2,678)	(5,232)

(1) Amounts net of taxes.

The sensitivity analysis of the Trading Portfolio, which represents exposures that may have a material impact on the Organization’s results, is presented below. Note that the results show the current impact for each scenario on a static portfolio position. However, the market is highly dynamic, which currently results in continuous changes in these positions but does not necessarily reflect the position shown here. Moreover, as previously mentioned, the Organization has an ongoing process of market risk management, which constantly seeks to adjust positions, in order to mitigate related risks according to the strategy determined by Senior Management. Therefore, in cases of deterioration indicators in a certain position, proactive measures are taken to minimize any potential negative impact, aimed at maximizing the risk/return ratio for the Organization.

      41– Reference Form – 2019

4. Risk factors

									R$ million
Scenario 1 - shock of 1 base point on rates and 1% on market prices		Trading portfolio (1)
Scenario 2 - shock of 25% on rates and market prices		2019			2018			2017
Scenario 3 - shock of 50% on rates and market prices		1	2	3	1	2	3	1	2	3
Interest Rate in Reais	Exposure subject to variations in fixed interest rates and interest rate coupons.	-	(14)	(27)	-	(11)	(22)	-	(61)	(120)
Price indexes	Exposure subject to variations in price index coupon rates.	(1)	(29)	(56)	-	(2)	(5)	-	(18)	(33)
Exchange coupon	Exposure subject to variations in foreign currency coupon rates.	-	(1)	(1)	-	-	-	-	-	(1)
Foreign Currency	Exposure subject to exchange rate variations.	-	-	-	-	-	-	-	(3)	(5)
Equities	Exposure subject to variation in stock prices.	-	(6)	(11)	-	(2)	(4)	(1)	(30)	(61)
Sovereign/Eurobonds and Treasuries	Exposure subject to variations in the interest rate of securities traded on the international market.	(1)	(29)	(57)	-	(93)	(130)	(2)	(62)	(123)
Total without correlation		(5)	(154)	(302)	(1)	(118)	(178)	(6)	(212)	(420)
Total with correlation		(3)	(72)	(145)	-	(93)	(130)	(3)	(132)	(260)

(1) Amounts net of taxes.

Sensitivity analyses were carried out, based on scenarios prepared for the respective dates, always considering market data at the time and scenarios that would adversely affect our positions, according to the examples below:

▪

Scenario 1: Based on market information (B3, Anbima, etc.), stresses were applied for a 1% variation on prices and for 1 basis point on the interest rate. For example: for a Real/U.S. dollar exchange rate of R$4.02 a scenario of R$4.06 would be used, while for a 1-year fixed interest rate of 4.56%, a 4.57% scenario would be applied;

▪

Scenario 2: 25% stresses were determined based on market information. For example: for a Real/U.S. dollar exchange rate of R$4.02 a scenario of R$5.02 was used, while for a 1-year fixed interest rate of 4.56%, a 5.70% scenario was applied. The scenarios for other risk factors also accounted for 25% of stresses in the respective curves or prices; and

▪

Scenario 3: 50% of stresses were determined based on market information. For example: for a Real/U.S. dollar exchange rate of R$4.02 a scenario of R$6.03 would be used, while for a 1-year fixed interest rate of 4.56%, a 6.84% scenario would be applied. The scenarios for other risk factors also account for 50% of stresses in the respective curves or prices.

4.3 – Non-confidential and relevant litigation, arbitration or adjudicatory proceedings

The Organization is party to a number of labor, civil and tax lawsuits, arising from the normal course of business.

In our relevance analysis of the lawsuits, which considers: (i) the opinion of the legal advisors; (ii) the nature of the shares; (iii) the similarity with previous lawsuits; (iv) the complexity; and (v) the opinion of courts (whenever the loss is assessed as probable), we did not identify relevant lawsuits that could have an influence on the investment decision. In addition, the Management understands that the provision constituted is sufficient to meet the losses that result from the respective lawsuits.

Although we do not have relevant lawsuits, according to the criteria mentioned above, we have listed below the processes that have values, assets or rights involved, above the materiality of R$626 million, which represents 0.5% of the Reference Equity of the issuer (R$125,275 million). It is important to note that possible differences found between the proceedings disclosed below and the values disclosed in the Notes refer to proceedings that, individually, have lower materiality than that which we consider relevant.

      42– Reference Form – 2019

4. Risk factors

Judicial Proceedings:	16327.000190/2011-83
a. court	Federal
b. jurisdiction	TRF 3rd Region
c. date brought	December 14, 2011
d. parties to the proceedings	Plaintiff: Federal Authority (Brazil’s Federal Revenue Department) Defendant: Banco Bradesco S.A.
e. sums, goods or rights involved	R$ 4,228,120,413.38
f. principal facts

Administrative Proceedings: Disallowance of compensations of the COFINS resulting from the success in ordinary action No. 2006.61.00.003422-0 (enlargement of the basis of calculation - Law No. 9,718/98), whose authorization was deferred by the RFB in 2011, after the judgment of the court action, but the compensation made also in 2011 was rejected.
After the favorable judgment obtained in the ordinary action, on June 30, 2011 the company filed a petition to authorize the credit, whose request was accepted on August 22, 2011. Thus, the company began to use the credit recognized by the Brazil’s Federal Revenue, however on December 14, 2011 the company was notified of the court order ruling that, wrongly, it had rejected the compensations performed.
Once the discussion was exhausted in the administrative sphere, the noncompliance with the "res judicata" is being discussed in the proceedings of ordinary action No. 2006.61.00.003422-0 and  bill of review No. 0014403-27.2015.4.03.0000. The chargeability of the tax credit is suspended by the guarantee insurance offered in the proceedings of tax enforcement proceedings No. 0006016-63.2015.4.03.6130.

g. chance of losing (probable, possible or remote)	Possible
h. analysis of impact if case is lost	If there is a loss in the possible legal procedure the value involved must be paid, affecting the income statement for the fiscal year.

Judicial Proceedings:	16327.720937/2019-71
a. court	Administrative
b. jurisdiction	First Instance – Federal Revenue Service Office Judgment (local acronym DRJ)
c. date brought	October 4, 2019
d. parties to the proceedings	Plaintiff: Federal Authority (Brazil’s Federal Revenue Department) Defendant: Banco Bradesco S.A.
e. sums, goods or rights involved	R$ 4,172,572,001.80
f. principal facts

Administrative Proceedings: Notification of the IRPJ and CSLL, in the fiscal years of 2014 and 2015, under the heading funding expenses with interbank deposits, whose resources were capitalized in BERJ in 2012, considered as non-essential by the audit inspection.
With the pending challenge of the ruling by the DRJ, the value involved will have the enforcement suspended.

g. chance of losing (probable, possible or remote)	Possible
h. analysis of impact if case is lost

If there is a loss in the proceedings in the administrative sphere, the case will be discussed in justice, where the chances of success are good, due to the foundations of fact and law involved.
In the case of an eventual loss in the judicial proceedings, the value involved will have to be paid, with an impact on the income for the fiscal year.

      43– Reference Form – 2019

4. Risk factors

Judicial Proceedings:	16327.720939/2019-60
a. court	Administrative
b. jurisdiction	First Instance – Federal Revenue Service Office Judgment (local acronym DRJ)
c. date brought	October 4, 2019
d. parties to the proceedings	Plaintiff: Federal Authority (Brazil's Federal Revenue Department) Defendant: Banco Bradesco S.A. (successor of Banco Bradesco Cartões S/A)
e. sums, goods or rights involved	R$ 3,834,412,025.16
f. principal facts

Administrative Proceedings: Notification of the IRPJ and CSLL, in the financial years of 2014 and 2015, under the heading funding expenses with interbank deposits, whose resources were capitalized in BERJ in 2012, considered as non-essential by the audit inspection.
With the pending challenge of the ruling by the DRJ, the value involved will have the enforcement suspended.

g. chance of losing (probable, possible or remote)	Possible
h. analysis of impact if case is lost

If there is a loss in the proceedings in the administrative sphere, the case will be discussed in justice, where the chances of success are good, due to the foundations of fact and law involved.
In the case of an eventual loss in the judicial proceedings, the value involved will have to be paid, with an impact on the income for the fiscal year.

Judicial Proceedings:	Writ of Mandamus 1999.61.00.009282-1
a. court	Federal
b. jurisdiction	TRF 3rd Region – 2nd Section
c. date brought	March 4, 1999
d. parties to the proceedings	Plaintiff: Banco BMC S.A (currently known as Banco Bradesco Financiamentos S.A.) Defendant: Special Representative of the Financial Institutions in SP
e. sums, goods or rights involved	R$ 2,867,492,879.33
f. principal facts

Legal Proceedings, where there is a plea to calculate and collect the COFINS, from February 1999, on the effective turnover, whose concept is stated in article 2 of LC No. 70/91, moving away from the unconstitutional expansion of the calculation basis intended by paragraph 1 of article 3 of Law No. 9,718/98. The discussion is restricted to the generating facts until December 2014.
After the Judgment in favor of the company, as adjudicated in August 7, 2006, discussions began about the interpretation of the judgment, where there has already been a final decision in favor of the company, against which the Federal Union perpetrated the motion to set aside judgment No. 0024478-62.2014.4.03.0000, duly contested by the company, which is awaiting a decision. The amounts discussed are fully deposited.

g. chance of losing (probable, possible or remote)	Remote
h. analysis of impact if case is lost	If there is a loss in the proceedings, the values should be paid upon the conversion of the judicial deposit into income of the Federal Government, affecting the income.

      44– Reference Form – 2019

4. Risk factors

Judicial Proceedings:	0021377-79.2016.4.03.6100
a. court	Federal
b. jurisdiction	9th Court - Federal Justice/SP
c. date brought	April 13, 2012
d. parties to the proceedings	Plaintiff: Quixaba Empreendimentos e Participações Ltda. (successor of Ferrara Participações Ltda.) Defendant: Federal Authority (Brazil’s Federal Revenue Department)
e. sums, goods or rights involved	R$ 2,349,292,127.46
f. principal facts

Judicial Proceedings: Action for annulment for the cancellation of the collection of the controlled values in administrative procedure No. 16327.720430/2012-41 with the registry of the IRPJ and CSLL regarding the taxation of the supposed capital gain on the disposal of investment.
After judgment in the CARF, discussions are underway in the administrative sphere only regarding the recovery of interest on the fine, object of special appeal, which is awaiting judgment from the High Court of Appeals for Fiscal Matters - CSRF.
As to the discussion on the amortization of the goodwill paid on the acquisition of investment, action of annulment No. 0021377-79.2016.4.03.6100 was filed, and is awaiting expert evidence.
The chargeability of the tax credit is suspended by the administrative appeal partly by early tutelage obtained in the bill of review No. 0018549-77.2016.4.03.0000."

g. chance of losing (probable, possible or remote)	Possible
h. analysis of impact if case is lost	If there is a loss in the possible legal procedure the value involved must be paid, affecting the income statement for the fiscal year.

Judicial Proceedings:	16327.720064/2012-20
a. court	Federal
b. jurisdiction	TRF 3rd Region
c. date brought	February 3, 2012
d. parties to the proceedings	Plaintiff: Federal Authority (Brazil’s Federal Revenue Department) Defendant: Banco Bradesco S.A.
e. sums, goods or rights involved	R$ 1,725,612,895.73
f. principal facts

Administrative Proceedings: This is the notification (isolated fine of 50%) imposed on the values that were compensated from the credit of COFINS resulting from the success in ordinary action No. 2006.61.00.003422-0 (enlargement of the basis of calculation – Law No. 9,718/98), whose authorization was accepted by Brazil’s Federal Revenue in 2011, after the judgment of the lawsuit, but the compensation also made in 2011 was rejected.
After the favorable judgment obtained in the ordinary action, on June 30, 2011 the company filed a petition to authorize the credit, whose request was accepted on August 22, 2011. Thus, the company began to use the credit recognized by the Brazil’s Federal Revenue, however on February 3, 2012 the company was notified of the notice of infraction related to the isolated fine of 50% wrongly imposed as a result of the compensations not approved.
Once the discussion was exhausted in the administrative sphere, the noncompliance with the "res judicata" is being discussed in the proceedings of ordinary action No. 2006.61.00.003422-0 and bill of review No. 0014403-27.2015.4.03.0000. The chargeability of the tax credit is suspended by a favorable verdict obtained in writ of mandamus No. 0005360-09.2015.4.03.6130, with appeal on the merit of the case of the Government that is awaiting judgment in the Regional Federal Court of the 3rd Region.

g. chance of losing (probable, possible or remote)	Remote
h. analysis of impact if case is lost	If there is a loss in the possible legal procedure the value involved must be paid, affecting income statement for the fiscal year.

      45– Reference Form – 2019

4. Risk factors

Judicial Proceedings:	Writ of Mandamus 2006.61.00.027475-9
a. court	Federal
b. jurisdiction	TRF 3rd Region – 3rd Bench
c. date brought	December 14, 2006
d. parties to the proceedings	Plaintiff: Banco IBI S.A. - Banco Múltiplo (currently known as Banco Bradescard S.A.) Defendant: Special Representative of the Financial Institutions in São Paulo
e. sums, goods or rights involved	R$ 1,347,122,784.93
f. principal facts

Legal Proceedings, in which a plea was made since January 2007: (i) to recognize and declare the non-enforceability of the COFINS and of the contribution to the PIS, in the modality required by Law No. 9,718/98, preventing it, because its incidence on income earned its inconsistent with the concept of turnover (production of sales of merchandise and of services provided); (ii) to recognize and declare the non-enforceability of the COFINS levied at 3%, maintaining the levy at 2%; and (iii) to recognize the existence of amount unduly collected as PIS (basis of calculation) and as COFINS (basis of calculation and levy) and the consequent credit rights, and authorize the compensation of the values in reference against the installments due of taxes and contributions managed by the Brazil's Federal Revenue Department.
The discussion is restricted to the triggering events until December 2014.
On March 23, 2007 a partial injunction was obtained, moving away from only the requirement of the collection of the PIS and COFINS on the basis of calculation as determined by Law No. 9,718/98.
On November 23, 2007 the sentence was given as unfounded, re-establishing the Injunction following the favorable decision obtained through a bill of review.
On January 21, 2011 judgment was given as partially favorable, declaring as unconstitutional the incidence of the PIS and COFINS of Law No. 9,718/98 for other income that is not of turnover.
The company filed special and extraordinary appeals with the STJ and STF, which are awaiting an examination of admissibility and are suspended until the judgment of RE No. 656,089 (General Repercussion).
The amounts discussed are fully deposited.

g. chance of losing (probable, possible or remote)	Possible – There was a provisional constitution under the understanding of it being a legal obligation
h. analysis of impact if case is lost	If the case is lost, the amounts provisioned will have to be converted according to the judicial deposit and paid to the Federal Government, affecting their income.

Judicial Proceedings:	16327.720219/2019-02
a. court	Administrative
b. jurisdiction	Second instance – Administrative Tax Appeals Council – CARF
c. date brought	March 26, 2019
d. parties to the proceedings	Plaintiff: Federal Authority (Brazil’s Federal Revenue Department) Defendant: Banco Bradesco S.A.
e. sums, goods or rights involved	R$ 1,237,373,999.91
f. principal facts

Administrative Proceedings: Notification of pension contribution, in the period from 03/2014 to 12/2015, on values paid with the food card. Brazil’s Federal Revenue understood that the value paid with the food card under the concept of payment "in natura" is not inserted in the employee’s salary and, therefore, is subject to a levy on pension contributions.
The entry was maintained in the motion to deny. Awaiting judgement of the voluntary appeal from CARF.
The enforcement of the tax credit is suspended by the voluntary appeal that awaits the ruling in the CARF.

g. chance of losing (probable, possible or remote)	Possible
h. analysis of impact if case is lost

If there is a loss in the proceedings in the administrative sphere, the case will be discussed in justice, where the chances of success are good, due to the foundations of fact and law involved.
In the case of an eventual loss in the judicial proceedings, the value involved will have to be paid, with an impact on the income for the fiscal year.

      46– Reference Form – 2019

4. Risk factors

Administrative Procedure:	16327.720390/2018-22
a. court	Administrative
b. jurisdiction	Second Instance - Administrative Council of Tax Resources - CARF
c. date brought	June 4, 2018
d. parties to the proceedings	Plaintiff: Federal Authority (Brazil's Federal Revenue Department) Defendant: Banco Bradesco S.A. (successor of Banco Bradesco Cartões S/A)
e. sums, goods or rights involved	R$ 1,227,319,694.98
f. principal facts

Notification of IRPJ and CSLL, calendar year 2013, related to the disallowance of expenses from funds raised with interfinancial deposits, whose resources have been capitalized on BERJ in 2013, considered as unnecessary by supervision.
DRJ ruled and partially upheld the appeal. The Inland Revenue has filed a letter of appeal, to the company with the appellee's brief of the part retained.
The Chargeability of the tax credit is suspended by the appeals presented that are pending trial in the CARF.

g. chance of losing (probable, possible or remote)	R$ 1,209,028,258.63 - Possible R$ 18,291,436.35 - Remote R$ 1,227,319,694.98
h. analysis of impact if case is lost

If there is loss of the legal procedure in the administrative sphere, the case will be discussed in court, where the chances of success are good, due to the pleas of fact and law involved.
If there is a loss in the possible legal procedure the value involved must be paid, affecting the  income statement for the fiscal year.

Judicial Proceedings:	Writ of Mandamus 0571168-65.2015.8.05.0001
a. court	Court of Justice - Bahia
b. jurisdiction	Fourth Civil Chamber
c. date brought	January 13, 2014
d. parties to the proceedings	Plaintiff: Banco Alvorada S.A. Defendant: City Hall of the Municipality of Salvador/BA
e. sums, goods or rights involved	R$ 1,048,559,169.81
f. principal facts

Judicial Proceedings - injunction for the cancellation of the values collected by the Municipality of Salvador through launch notification No. 1667.2013 concerning the ISS values for the period from December 2008 to December/2012 supposedly due on the leasing revenues of Banco Alvorada.
Once the discussion was exhausted in the administrative sphere (launch notification No. 1667/2013), Injunction No. 0571168-65.2015.8.05.0001 was filed, at appellate level by the Inland Revenue of the Municipality of Salvador, to be judged by the Court of Justice of Bahia.
The chargeability of the tax credit has been suspended by a favorable judgment.

g. chance of losing (probable, possible or remote)	Possible
h. analysis of impact if case is lost	If there is a loss in the possible legal procedure the value involved must be paid, affecting the income statement for the fiscal year.

      47– Reference Form – 2019

4. Risk factors

Tax enforcement proceedings:	0100563-94.0700.8.26.0090
a. court	Municipal
b. jurisdiction	Court of Municipal Tax Collections of the Capital/SP
c. date brought	May 2, 2011
d. parties to the proceedings	Plaintiff: City Hall of the Municipality of São Paulo Defendant: Bradesco Leasing S.A. Arrendamento Mercantil
e. sums, goods or rights involved	R$ 1,026,357,005.21
f. principal facts

Tax Execution – filed by the Municipality of São Paulo (SP) against Bradesco Leasing on June 8, 2007, originating from notices of infraction issued against BCN Leasing, extinct by incorporation.
The tax execution is based on the nullity of precedent administrative proceedings, illegitimacy of party, decay and prescription, in the stage of expert evidence.
The tax credit is guaranteed by a bond of the full amount of the debt, offered in the court records of tax execution No.  0007752-59.2014.8.26.0090.

g. chance of losing (probable, possible or remote)	Possible
h. analysis of impact if case is lost	If there is a loss in the possible legal procedure the value involved must be paid, affecting the income statement for the fiscal year.

Administrative Procedure:	Writ of Mandamus 1017029-36.2018.4.01.3400
a. court	Federal
b. jurisdiction	13th Civil Court of SJ/DF
c. date brought	November 30, 2011
d. parties to the proceedings	Plaintiff: Tempo Serviços S.A. Defendant: Federal Authority (Brazil's Federal Revenue Department)
e. sums, goods or rights involved	R$ 985,359,679.91
f. principal facts

Legal Proceedings - Injunction pleading a new outcome for the judgment of special appeal filed in administrative procedure No. 10970.720351/2011-88 with the registry of the IRPJ and CSLL regarding the disallowance of the amortization of the goodwill paid in the acquisition of investment, whereby the vote of quality by the President of the 1st Class of the Higher Chamber of Fiscal Resources – CSRF was not computed.
Having obtained a favorable judgment recognizing the invalidity of the vote of quality, declaring the judgment delivered by the Higher Chamber of the CARF to be null and void, determining the return of administrative procedure No. 10970.720351/2011-88 to the CARF for re-judgment, without using the quality vote as tie-breaker.
The tax credit enforceability is suspended by the appeal awaiting a new judgment by the CARF.

g. chance of losing (probable, possible or remote)	Possible
h. analysis of impact if case is lost	If there is a loss in the possible legal procedure the value involved must be paid, affecting the income statement for the fiscal year.

      48– Reference Form – 2019

4. Risk factors

Judicial Proceedings:	10903.720005/2019-51
a. court	Administrative
b. jurisdiction	First Instance – Federal Revenue Service Office Judgment (local acronym DRJ)
c. date brought	May 2, 2019
d. parties to the proceedings	Plaintiff: Federal Authority (Brazil's Federal Revenue Department) Defendant: Kirton Bank S.A.
e. sums, goods or rights involved	R$ 944,957,070.23
f. principal facts

Administrative Proceedings: Notification from the IRPJ and CSLL, in the period of 2014 to 2016, as the supposed disguised distribution of income, through hedge operations made through an investment fund abroad.
With the pending motion to deny by the DRJ, the value involved has the enforcement suspended.

g. chance of losing (probable, possible or remote)	Remote
h. analysis of impact if case is lost

If there is a loss in the proceedings in the administrative sphere, the case will be discussed in justice, where the chances of success are good, due to the foundations of fact and law involved.
In the case of an eventual loss in the judicial proceedings, the value involved will have to be paid, with an impact on the income for the fiscal year.

Judicial Proceedings:	Writ of Mandamus 0047693-88.2012.4.02.5101
a. court	Federal
b. jurisdiction	TRF 2nd Region – 3rd Bench
c. date brought	November 16, 2012
d. parties to the proceedings	Plaintiff: Banco Bradesco BERJ S.A. Defendant: Special Representative of the Financial Institutions in RJ
e. sums, goods or rights involved	R$ 829,812,531.12
f. principal facts

Judicial Proceedings, where there is a plea to calculate and collect the PIS and COFINS, from October 2012, on its effective billing, whose concept executed by private law and accepted by the STF is mentioned explicitly in article 2 of Complementary Law No. 70/91, referred to in articles 1 and 2 of Law No. 9,718/98, thus moving away from the requirement of these contributions on the entirety of the operating revenues, in particular financial revenues. The discussion is restricted to the triggering events until December 2014.
The value involved has the enforcement suspended due to the full judicial deposit involved, made with the decline of the appeal that was initially granted.
The company made an appeal which awaits trial in the Federal Regional Court of the 2nd Region. The Special and Extraordinary appeals have been presented to the STF and STJ and are awaiting judgment of admissibility in the Federal Regional Court of the 2nd Region.

g. chance of losing (probable, possible or remote)	Possible - Provision was made because we believe this is a legal obligation
h. analysis of impact if case is lost	If the case is lost, the amounts provisioned should be paid upon the conversion of the realized judicial deposit into income of the Federal Government.

      49– Reference Form – 2019

4. Risk factors

Judicial Proceedings:	1011290-82.2018.4.01.3400
a. court	Federal
b. jurisdiction	17th Civil Court of SJ/DF
c. date brought	December 7, 2011
d. parties to the proceedings	Plaintiff: Nova Paiol Participações Ltda. Defendant: Federal Authority (Brazil's Federal Revenue Department)
e. sums, goods or rights involved	R$ 669,685,602.11
f. principal facts

Judicial Proceedings - action for annulment for the cancellation of the collection of the controlled values in administrative procedure No. 16327.721663/2011-80 with the registry of the IRPJ and CSLL related to the taxation of the supposed capital gain on the disposal of investment.
Once the discussion was exhausted in the administrative sphere, the action for annulment No. 1011290-82.2018.4.01.3400 was filed, which is awaiting judgment.

g. chance of losing (probable, possible or remote)	Possible
h. analysis of impact if case is lost	If the lawsuit is lost the value involved must be paid, which will affect the income for the year.

Judicial Proceedings:	Administrative Procedure No. 16327.721507/2012-08
a. court	Administrative
b. jurisdiction	Second Instance - Administrative Council of Tax Resources - CARF
c. date brought	December 19, 2012
d. parties to the proceedings	Plaintiff: Federal Authority (Brazil’s Federal Revenue Department) Defendant: Banco Bradesco S.A.
e. sums, goods or rights involved	R$ 626,341,055.34
f. principal facts

Tax Assessment of IRPJ and CSLL related to the disallowance of exclusions in 2007 of revenues recorded as Bonds and Securities at market value.
Appeal deemed as groundless. The CARF, in the analysis of the voluntary appeal, converted the trial into diligence, which was finalized, the CARF judged the diligence as inconclusive and requested new diligence. In progress.
The chargeability of the tax credit is suspended by the voluntary appeal pending trial in the CARF.

g. chance of losing (probable, possible or remote)	Probable – There was a provisional constitution due to it being a passive contingency of probable loss
h. analysis of impact if case is lost

If there is loss of the legal procedure in the administrative sphere, the case will be discussed in court, due to the pleas of fact and law involved.
If there is a loss in the possible legal procedure the value provisioned must be paid.

In 2019, the total value of provisioned processes described in this item was R$2,803,276 thousand.

Below, we highlight the lawsuit that is no longer considered in this item, compared to the 2019 Reference Form (base date December 31, 2018), and the reason for its exclusion:

•        Administrative Proceeding No. 10600.720016/2014-31 – Tax Assessment of IRPJ and CSLL of calendar years 2010 and 2011, relating to the disallowance of the amortization expense of the goodwill paid on acquisition of investment, compensation for loss and negative base and difference of rate from 9% to 15%.

Date of establishment – May 8, 2014

The proceedings no longer met the criterion of materiality mentioned previously (R$626 million).

      50– Reference Form – 2019

4. Risk factors

4.4 – Non-confidential and relevant litigation, arbitration or adjudicatory proceedings whose appellees are administrators, former administrators, controllers, former controllers or investors

We do not have any proceedings under the conditions mentioned in item 4.4.

4.5 – Confidential relevant proceedings

We do not have any proceedings under the conditions mentioned in item 4.5.

4.6 – Non-confidential and relevant joint litigation, arbitration or adjudicatory proceedings, recurring or ancillary

Labor claims

These are claims brought across by former employees and outsourced employees seeking indemnifications, most significantly for unpaid overtime, pursuant to Article 224 of the Brazilian Labor Laws (CLT). Whereas the base of proceedings is basically composed by proceedings with similar characteristics and that are not judged, the provision is recorded considering the following factors, among others: date of entry of the processes (before or after the labor reform of November 2017), based on the average calculated value of payments made for labor complaints settled in the past 12 months, before and after the labor reform, and monetary restatement of the calculated averages.

Overtime is monitored by using electronic time cards and is paid regularly during the employment contract and, accordingly, the claims filed by former employees do not represent individually significant amounts.

In 2019, we refined the assumptions, as described in Note 4, which resulted in an additional provision of R$1,913,594 thousand.

Civil claims

These are claims for pain and suffering and property damages, relating to banking products and services, the inclusion of information regarding debtors in the credit restriction registry and the replacement of inflation adjustments, which are excluded as a result of the government’s economic plans. These lawsuits are individually controlled using a computer-based system and are provisioned whenever the loss is deemed as probable, considering the opinion of Management and their legal counsel, the nature of the lawsuits, any similarity with previous lawsuits, the complexity and the positioning of the courts. Most of these lawsuits are brought to the Special Civil Court (JEC), in which the claims are limited to 40 times the minimum.

In relation to the legal claims pleading alleged differences in adjustment for inflation on savings account balances due to the implementation of economic plans that were part of the federal government’s economic policy to reduce inflation in the ‘80s and ‘90s, although Bradesco complied with the law and regulation in force at the time, has provisioned these lawsuits, taking into consideration the claims where Bradesco is the defendant and the perspective of loss of each demand, in view of the decisions and subjects still under analysis in the Superior Court of Justice (STJ), such as, for example, the application of default interest in executions arising from Public Civil Actions, interest payments and succession.

In December 2017, with the mediation of the Attorney’s General Office (AGU), the entities representing the bank and the savings accounts, entered into an agreement related to litigation of economic plans, with the purpose of closing these claims, in which conditions and schedule were established for savings accounts holders may to accede the agreement. This agreement was approved by the Federal Supreme Court (STF) on March 1, 2018 and the period of adhesion for interested parties is for two (02) years from this date. As this is a voluntary agreement, Bradesco is unable to predict how many savings account holders will choose to accept the settlement offer. It is important to note that Bradesco understands that the provisioning was made to cover the eligible proceedings to the related agreement. The proceedings

      51– Reference Form – 2019

4. Risk factors

that are not in the context of the agreement, including those related to incorporated banks are re-evaluated individually based on the procedural stage they are in.

Note that, regarding the disputes relating to economic plans, the Federal Supreme Court (STF) suspended the prosecution of all lawsuits at the cognizance stage, until the Court issues a final decision regarding the right under litigation.

Bradesco adjusted the assumptions and criteria for constitution of labor claims, including proceedings related to economic plans of merged banks, resulting in an additional provision of R$3,112,986 thousand in December 2019. For this review, we considered the trends of court decisions, the information related to the progress of such proceedings (contracts, exposure calculation, expert reports, etc.) and the opinion of the legal advisors.

Provision for tax risks

The Organization is disputing the legality and constitutionality of certain taxes and contributions in court, for which provisions have been recorded in full, although there is good chance of a favorable outcome, based on the opinion of Management and of their legal counsel. The processing of these legal obligations, and the provisions for cases for which the risk of loss is deemed as probable, is regularly monitored in the legal court. During or after the conclusion of each case, a favorable outcome may arise for the Organization, resulting in the reversal of the related provisions.

In general, the provisions relating to lawsuits are classified as non-current, due to the unpredictability of the duration of the proceedings in the Brazilian justice system. For this reason, the estimate has not been disclosed with relation to the specific year in which these lawsuits will be closed.

In 2019, the total provisioned value for the proceedings described in this item was:

•        Labor proceedings: R$7,346,067 thousand;

•        Civil proceedings: R$8,685,793 thousand; and

•        Provision for tax risks: R$8,390,085 thousand.

4.7 – Other relevant contingencies

There are no other relevant contingencies that have not been covered in the previous items.

4.8 – Rules of the country of origin and the country where the securities are guarded

Not applicable due to fact that Bradesco is not categorized as a foreign issuer.

      52– Reference Form – 2019

5. Risk management and internal controls

5. Risk management and internal controls

5.1 Risk management policy

In relation to the risks indicated in item 4.1, report the following:

a)     if the issuer has a formal policy of risk management, highlighting, if affirmative, the agency that approved it and the date of its approval, and, if negative, the reasons for which the issuer did not adopt a policy

Regarding the spread of the culture of risks, the Organization has policies, standards and procedures for the management of risks and of capital. These instruments establish the basic guidelines of activity expressed by Senior Management in line with the standards of integrity and ethical values of the institution and cover all of the activities of the Organization and related companies.

The policies, standards and procedures shall ensure that the Organization maintains a control framework that is compatible with the nature of its operations, the complexity of its products and services, activities, processes, systems and the size of their risk exposure.

The risk management and capital policies are aligned with the strategic objectives of the Organization, with the best national and international practices, in accordance with laws and regulations issued by the supervisory agencies, reviewed, at least annually, by the Board of Directors and made available to all of the employees and companies that are associated through the corporate intranet.

Corporate Policies	Approving agent	Date of approval
Corporate Governance	Board of Directors	March 25, 2019
Risk Management of the Bradesco Organization	Board of Directors	December 16, 2019
Credit Risk Management	Board of Directors	December 16, 2019
Market Risk Management	Board of Directors	December 16, 2019
Liquidity Risk Management	Board of Directors	December 16, 2019
Operational Risk Management	Board of Directors	December 16, 2019
Underwriting Risk Management of Grupo Bradesco Seguros	Board of Directors	December 16, 2019
Management and Model Risk	Board of Directors	August 19, 2019
Strategic Risk Management	Board of Directors	December 16, 2019
Business Continuity Management	Board of Directors	December 16, 2019
Procurement and Management of Outsourced Services	Board of Directors	December 16, 2019
Corporate Sustainability	Board of Directors	May 20, 2019
Capital Management	Board of Directors	December 16, 2019
Internal Control	Board of Directors	December 16, 2019
Compliance	Board of Directors	February 14, 2020

      53– Reference Form – 2019

5. Risk management and internal controls

b)     the objectives and strategies of the risk management policy, if applicable, including:

                   i.          the risks against which one seeks protection:

The management corporate process allows the risks to be proactively identified, measured, mitigated, monitored and reported, which is necessary in view of Bradesco’s complex financial products and services as well as its activity profile, and is composed of the following stages:

In relation to the risks indicated in item 4.1, the objectives and strategies of the risk management policies are aimed at ensuring compliance with the Organization’s risk appetite. The risk appetite refers to the types and levels of risks that the Organization proposes to admit in running its business and achieving its objectives. The Risk Appetite Statement (RAS) is an important tool that synthesizes the risk culture of the Organization.

 At the same time, RAS emphasizes the existence of an efficient process of assignments in the operational risk management and in the performance of control functions, as well as for mitigation and disciplinary actions and processes of scheduling and reporting to Senior Management upon breach of the risk limits or control processes established.

The Risk Appetite Statement is reviewed on annual basis1, or whenever necessary, by the Board of Directors and permanently monitored by forums of the Senior Management and business and control areas.

RAS reinforces the dissemination of the risk culture by disclosing the main aspects of risk appetite of the Organization to all its members.

For the many types of risks, whether measurable or not, the Organization established control approaches, observing the main global dimensions: Capital, Liquidity, Profitability, Credit, Market, Operational, Reputation and Model.

The monitoring of appetite is done by means of effective control processes, in which the managers are informed about the risk exposures and the respective use of the existing limits. The reporting is carried out by means of a system of alerts, which facilitates the communication and highlights the possible exceptions to the limits, which require discussion, authorization for exceptions and/or measures of adequacy, permeating all spheres of the Organization, supporting the Senior Management in evaluating whether the results are coherent with the risk appetite.

1 The Risk Committee, in relation to Risk Appetite Statement (RAS), has the following duties: a) to assess the risk appetite levels set out in the RAS and the strategies for its management, taking risks into account individually and in an integrated manner; and b) to supervise compliance, by the institution’s Board of Executive Officers, with the terms of the RAS.

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                 ii.          the instruments used for protection:

Regarding the dissemination of the risk culture, the Organization has policies, standards and procedures for the management of risks and of capital. These instruments establish the basic guidelines for activities expressed by Senior Management in line with the standards of integrity and the ethical values of the institution and cover all of the activities of the Organization and related companies.

The policies, standards and procedures shall ensure that the Organization maintains a control framework compatible with the nature of its operations, the complexity of its products and services, activities, processes, systems and the size of their risk exposure.

The risk management and capital policies are aligned with the strategic objectives of the Organization, with the best national and international practices, in accordance with laws and regulations that are issued by the supervisory agencies, reviewed at least annually by the Board of Directors and made available to every employee and company that is associated, through the corporate intranet.

In addition to the policy of risk and capital management, the Organization also has a norm of Hedging transactions made by the Treasury whose goal is to define the criteria for the protection of Bradesco’s Treasury to exposures to market risk factors and to manage liquidity risks. The content of this norm is stated in item 5.2 (b) of this document.

Detailed information regarding risk management process, reference equity as well as our risk exposures, can be found in the Report “Risk Management – Pillar 3,” available on the Investor Relations website (bradescori.com.br – Notice to the Market).

               iii.          the organizational structure of risk management:

The structures of our risk and capital management function consist of a number of committees, commissions and departments responsible for assisting our Board of Directors, the Chief Executive Officer, the Chief Risk Officer and the Board of Executive Officers in making decisions.

The Organization has the Integrated Risk Management and Capital Allocation Committee – COGIRAC, whose role is to advise the Board of Directors on the performance of its roles related to the management policies and limits of exposure to risks and ensure within the scope of the Organization compliance with the related processes, policies, related standards and compliance with regulations and legislation applicable to the Organization.

The committee is assisted by the Executive Committees for: a) Risk Monitoring; b) Risk Management; c) AML-FT/Sanctions and Information Security/Cyber; d) Risk Management of Grupo Bradesco Seguros and BSP Empreendimentos Imobiliários. There are also the Products and Services Executive Committee, and Executive Committees for our business units, whose tasks include suggesting limits for any exposure to their related risks and devising mitigation plans to be submitted to the Integrated Risk Management and Capital Allocation Committee and to the Board of Directors.

In the governance structure it is also notable the Risk Committee, whose main purpose is to assess the structure of risk management of the Organization and occasionally propose improvements.

COGIRAC and the Risk Committee advise the Board of Directors in the performance of its assignments related to the management and control of risks, capital, internal controls and compliance.

Highlighted in this structure is the Integrated Risk Control Department (DCIR), whose mission is to promote and facilitate the control of risks and the allocation of capital through robust practices and through the certification of existence, execution and effectiveness of controls to ensure acceptable levels of risks in the processes of the Organization, in an independent, consistent, transparent and integrated manner. This Department is also responsible for meeting the requirements of the Central Bank of Brazil related to risk management activities.

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Corporate Governance of the Organization counts on the participation of all of its hierarchical levels, which aim to optimize the performance of the Company and to protect interested parties, as well as to facilitate access to capital, add value to the Organization and contribute to its sustainability, mainly involving the aspects that focus on transparency, and equality of treatment and accountability. This framework meets the guidelines established by the Board of Directors.

In this context, the management of risks and capital is carried out by means of collective decision-making, supported by specific committees. This process counts on the participation of all the layers that are encompassed by the scope of Corporate Governance, which comprises Senior Management and the various areas of business, operations, products and services.

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Board of Directors

•        Approves and reviews the risk management strategies, policies and structures of risk and capital management, including appetite and exposure limits according to the types of risks, as well as the program of stress tests, their results and the scenarios and assumptions applied.

Integrated Risk Management and Capital Allocation Committee

•        Validates and submits, for the approval of the Board of Directors, the appetite and exposure limits according to the types of risks;

•        Validates and submits, for the approval of the Board of Directors, any policies for risk and capital management;

•        Validates and submits, for the approval of the Board of Directors, the program of stress tests, the parameters, scenarios and assumptions, their results and the management actions to mitigate the impacts;

•        Ensures compliance with the Organization’s risk management policies;

•        Monitors the risk profile, performance, need for capital and sufficiency, exposures versus limits and control of the risks;

•        Acknowledges the rules issued by the Basel Committee on Banking Supervision (BCBS), evaluates the impacts of its adequacy and monitors its implementation.

•        Submits the Yearly Reports of Internal Controls and Compliance for the Organization’s companies to the Board of Directors;

•        Evaluates the effectiveness and compliance of the Organization’s Internal Controls System and the management process of the compliance risk;

•        Evaluates the action plans that will mitigate/address the residual risks that are too high and/or residual risks of high level with an action plan exceeding 12 months.

Risk Committee

•        Assesses the risk appetite levels set out in the Risk Appetite Statement (RAS) and the strategies for its management;

•        Supervises the activities and performance of the Chief Risk Officer (CRO) and the compliance, by the institution’s Board of Executive Officers, with the terms of the RAS;

•        Evaluates the level of adherence of the processes of the risk management structure to the established policies;

•        Proposes recommendations to the Board of Directors on policies, strategies, and the limits of risk and capital management, stress test program, business continuity policy, liquidity and capital contingency plans, and capital plan.

Audit Committee

•        Reviews the integrity of the financial statements;

•        Makes recommendations to the Board of Executive Officers for correcting or improving policies, practices and procedures identified within the ambit of their attributions.

Integrity and Ethical Conduct Committee

•        Ensures that infractions and violations of corporate and sector-based Codes of Ethical Conduct and the breaches of anti-corruption and competitive conduct are followed by applicable disciplinary acts, regardless of the hierarchical level, without prejudice to the legal penalties due;

•        Ensures that the Board of Directors is aware of matters that may cause significant impact to the image of the Organization;

•        Forwards for the approval of the Board of Directors the matters related to the Officers of the Organization.

General Inspectorate Department

•        Certifies the risk management process of the business;

•        Ensures compliance with the policies, norms, standards, procedures and internal and external regulations;

•        Recommends improvements in the internal control environment.

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Executive Committees
Disclosure

•        Supports Senior Management to appraise the disclosure of significant transactions and information relating to the Organization;

•        Examines reports in order to ensure that they are prepared in accordance with controls and procedures defined for their preparation.

Risks of: – Risk Monitoring – Risk Management – Grupo Bradesco Seguros and of BSP Empreendimentos Imobiliários

•        Ensure compliance with the policies and ensure the efficacy of the risk and capital management processes;

•        Approve, monitor and submit to COGIRAC for examination in definitions, criteria and procedures to be adopted, as well as methodologies, models and tools that focus on the risk and capital management and measurement;

•        Approve and monitor the information on the level of exposure to risk, consolidated and by office;

•        Evaluate and submit for validation of the COGIRAC the policy, structure, roles and responsibilities, risk appetite, capital plans and assessment of the adequacy;

•        Follow the behavior and evolution of the market, as well as evaluating the impacts and risks and capital;

•        Approve the action plans that will mitigate/address the residual risks with date of implantation of up to 12 months;

•        Take note of the rules, guidelines and orientation issued by National and International regulatory entities;

•        Take note of the work carried out by internal and external audits that pertain to risk management.

Anti-money Laundering and Financing of Terrorism (AML-FT)/Sanctions and Information Security/Cyber

•        Ensures both compliance with policies and effectiveness of the processes of corporate security, prevention and combating of money laundering and terrorism financing;

•        Evaluates and submits for validation by the COGIRAC the policies and guidelines relating to corporate security, information governance and the prevention and combating of money laundering and terrorism financing.

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Products and Services

•        Evaluates whether every risk has been identified and whether it is acceptable, deliberating on the creation, modification, suspension or discontinuity of products and services, considering the customer profile.

Collection and Recovery of Loans

•        Deliberates on proposals of renegotiation of matured debts or with the potential risk of loss;

•        Approves standards, procedures, measures and guidelines of corporate character, related to the subject of Collection and Recovery of Loans;

•        Defines limits of authority for approval in the renegotiation of debts.

Credit	• Takes collective decisions on the consultation of limits or operations involving credit risk, proposed by Offices and Companies of the Organization.
Treasury for Asset and Liability Management

•        Defines strategies of expertise in the asset and liability management based on the analysis of the political-economic scenarios, at national and international levels, and of pricing of active, passive and derivative operations with clients of the Bradesco Organization;

•        Assess strategies of expertise in the hedge management of foreign heritage;

•        Validates and submits, for the approval of the Integrated Risk Management and Capital Allocation Committee, proposals for limits of tolerance to exposure to risks and rule of liquidity.

Treasury

•        Defines Treasury’s strategies to optimize results, based on analyzing domestic and foreign political-economic scenarios;

•        Validates proposed risk exposure tolerance limits for Treasury and submits them for approval of the Integrated Risk Management and Capital Allocation Committee;

•        Monitors the results, behaviors and risks in the Trading Portfolio, of the mismatches of assets and liabilities and the clients’ trading desk.

Strategic Planning	• Evaluates positions about the risk of strategy, as well as defines actions for its mitigation.

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c)     adequacy of the operational structure and internal controls for the verification of the effectiveness of the policy adopted

The integrated management of risks and internal controls is structured in three lines of defense, as mentioned in item 5.3 of this Reference Form.

In the second line of defense, it highlights mainly, the actuation of the DCIR – Internal Controls and DCCE (Department of Compliance, Conduct and Ethics), which act proactively in the process of verification of the effectiveness of the policies adopted by the Organization and management and mitigation of risks in order to maintain them at acceptable levels. Both areas are segregated matricially from the areas of business, aiming to maintain independence in the conduct of their activities.

The results of the activities carried out by the second line of defense are periodically submitted to the Committees of the Organization in line with the process of governance established.

5.2 – Market risk management policy

a)     if the issuer has a formal market risk management policy, highlighting, if affirmative, the agency that approved it and the date of its approval, and, if negative, the reasons why the issuer did not adopt a policy

The Organization obtains the Market Risk Management Policy, approved by the Board of Directors, and the latest review was made on December 16, 2019.

b)     the objectives and strategies of the risk management policy, if applicable, include

i.       market risks for which protection is sought

The Treasury Department (Treasury) is the only unit of the Organization that has a mandate to take risks in the Trading Portfolio. In addition, the Treasury is responsible for the decision to mitigate the risks of the trading portfolio of the Conglomerate, which includes the volatility risks, currency risk, liquidity risk, stock prices and commodity risks and interest rate risk.

All of the Organization’s market risk exposures are admitted up to the limits established by the Board of Directors, which are reviewed at least annually, and that such limits are monitored independently in time.

ii.     asset protection strategy (hedge)

The hedge operations performed by the Organization Treasury Department must, compulsorily, cancel or mitigate the risks of the mismatching of amounts, deadlines, currencies or indexers of the positions of the Treasury books, with the assets and derivatives authorized for trading in each of his books being used for this purpose, aiming to:

•        Control and frame operations, respecting the limits for exposure and current risks;

•        Change, modify, or reverse positions due to market changes and operational strategies; and

•        Reduce or mitigate exposures to dead markets, operations in stress conditions or low liquidity.

In the implementation of its objective, the Treasury uses the instruments available on the market with the same indexer or those that are co-related to the original risk. As there are often no instruments available that have characteristics identical to the original assets, or due to the concentration of liquidity on certain maturities, the Treasury may mitigate the market risk using calculations like co-relation, duration or DV01.

In order to hedge the equity abroad, we adopted the hedge multiplier (1.9x), due to the existing fiscal rates. For the other hedges, the strategies are discussed and approved in the Executive Treasury Committee for the Asset and Liability Management.

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iii.    instruments used for asset protection (hedge)

Due to the characteristics of its businesses and of its international activities, the Organization uses various financial instruments to hedge, which include transactions with securities issued by Governments and private companies, as well as stock exchange or counter derivatives.

The Organization Treasury Department can use standardized derivatives (Exchange-traded) and those of continuous use (OTC-traded) with the purpose of achieving results and also with the purpose of the construction of hedges. Derivatives of continuous use are those that are usual for the OTC-traded market, such as vanilla swaps (interest rates, currencies, Credit Default Swap – CDS, among others), term operations (currencies, for example), vanilla options (currency, Bovespa index), among others. As for non-standard derivatives that are not classified as continuous use or the structured operations, their use is subject to the authorization by the competent Committee.

iv.    parameters used for the management of these risks

All transactions exposing the Organization to market risk are mapped, measured and classified by probability and importance, and the whole process is approved by the corporate governance structure.

The proposals for market risk limits are validated in specific Committees, supported by the Integrated Risk Management and Capital Allocation Committee, and submitted for approval by the Board of Directors, according to the business characteristics, which are segregated into the Trading and Banking portfolios.

The Integrated Risk Control Department, regardless of the business management, monitors compliance with the limits established and provides daily management reports for the controlling of the business areas and positions to the Senior Management, in addition to weekly reports and periodic presentations to the Board of Directors.

The reports are carried out with a system of alerts, which determines the recipients of the risk reports in accordance with the percentage of use of limits. Thus, the higher the risk limit consumption, the more members of the Senior Management will receive the reports.

For the Trading Portfolio, the following limits are monitored:

•        Value at Risk – VaR;

•        Stress (measurement of negative impact of extreme events, based on historical and prospective scenarios);

•        Results; and

•        Financial Exposure/Concentration.

For the Banking Portfolio, the following limits are monitored:

•        Change in economic value due to changes in interest rates – ∆EVE (Economic Value of Equity); and

•        Variation of the net revenue of interest due to the variation in the rate of interest – ∆NII (Net Interest Income).

In addition to the limits mentioned above, there are specific limits for each operator of the Treasury Department.

v.      if the issuer operates financial instruments with diverse goals of asset protection (hedge) and what these goals are

In the proposal of a financial institution, the Organization meets the demands of clients by offering swap operations, forward among others, as well as proprietary trading of treasury, respecting the limits of exposure to market risk established by the Board of Directors.

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vi.    organizational structure of market risk management control

The process of market risk management is performed at the corporate level, from business areas to the Board of Directors. This process involves several areas, with specific assignments. This ensures an efficient structure, with the measurement and control of market risk being performed centrally and independently. This process enabled the Organization to become the first financial institution in the country, to be authorized by the Central Bank of Brazil to use, from January 2013, their internal market risk models for the calculation of regulatory capital requirements. The management process, approved by the Board of Directors, is reviewed at least annually by the Committees and by the Board of Directors.

In the process of market risk management, the Integrated Risk Control Department - DCIR is responsible for:

•        Proposing methodologies for the measurement of risks;

•        Identifying, calculating, and reporting risks;

•        Controlling risks calculated vis a vis limits;

•        Calculating Capital allocation;

Proposing the establishment and review of policies, rules and procedures pertaining to the management of market risks and liquidity.

Macro process of market risk management

Market risk is accompanied by the meetings between the Executive Committees of Treasury for Asset and Liability Management, Treasury and Risk Management. In addition, the monitoring is also done by the Integrated Risk Management and Capital Allocation Committee, which is still responsible for special meetings for the analysis of positions and situations where the risk exposure limits are exceeded, leading to Board of Directors measures and strategies adopted for validation when needed.

The main responsibilities of the Executive Committees of Treasury for Asset and Liability Management, Treasury, Management Risk and Integrated Risk Management and Capital Allocation Committee are available in item 5.1.b.iii of this Reference Form:

c)     adequacy of the operational structure and the internal controls for verifying the effectiveness of the policy adopted

In the Organization, the DCIR – Integrated Risk Control Department, which is also responsible for the measurement and control of business risks, has an area dedicated to activities that focus on internal controls, while the DCCE – Department of Compliance, Conduct and Ethics has an area dedicated to the Independent Validation of Models, which carries out the measurement of adequacy and the adherence of models used in risk management. In addition, all departments and enterprises of the Organization have people responsible for establishing, evaluating and executing controls, and for the performance of the applicable adherence tests.

There is, also, the General Inspectorate Department, which is responsible for the Organization’s internal audit.

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5.3 – Description of the Internal Controls

In relation to internal controls used to ensure that reliable financial statements are prepared, the Officers should comment on:

a)     the main practices of the Internal Controls, level of efficiency of such controls, indicating any imperfections and measures adopted to correct them

The effectiveness of the Internal Controls of the Organization is sustained by qualified professionals, well-defined and implemented processes and technology that is compatible with the business needs.

The methodology of the Internal Controls is aligned with the Frameworks issued by the Sponsoring Organizations of the Treadway Commission Committee – COSO (Internal Control – Integrated Framework and Enterprise Risk Management – Integrated Framework) as well as with the guidelines established by the Information Systems Audit and Control Association (ISACA) by means of the Control Objectives for Information and Related Technology (COBIT 5). The planning, implantation, implementation and effective maintenance of the accounting systems and internal controls adopted by the Organization are the responsibility of the operations management departments, since internal controls in the 1LODs and 2LODs were established in order to provide reasonable security in relation to the reliability of the Organization's consolidated financial statements and to provide security for the proper running of the business and the reach of objectives established in accordance with applicable laws and regulations, external policies, internal standards and procedures, in addition to applicable codes of conduct and self-regulation codes.

The monitoring and adherence of such controls are performed by the Integrated Risk Control Department (DCIR), whose conclusion for the semester and year ended December 31, 2019 was that they were effective and appropriate to the type of activity, volume of transactions, as well as the nature, complexity and risk of the Organization's operations, whereby no deficiencies that might have a material impact in the Organization’s consolidated financial statements were identified.

b)     the organizational structures involved

The structure of the Internal Controls, defined by the Organization, combines the observance of the applicable regulatory requirements with the adoption of the best practices of Corporate Governance, to ensure the necessary focus and the effective management of the Internal Controls.

The responsibilities are presented as follows:

•        Board of Directors: Main responsibilities: establish the strategic guidance of the Company, with the aim of, within the best practices of Corporate Governance, protect and maximize the return on investment of the shareholder and to ensure that the Board of Executive Officers is always fit to perform their duties with competence, transparency and respect to the strictest ethical principles.

•        Committees: Advise the Board of Directors or the CEO on issues that require specific knowledge and/or the establishment of collective decision-making.

•        CEO: is responsible for the management of the Company and co-ordination of the Board of Executive Officers, and the link with the Board.

•        Board of Executive Officers: to observe and enforce the guidelines and strategic guidelines established by the Board and by the Meetings, to conduct the daily operations of the Company exercising their duties with competence and transparency, among other duties.

•        Owners of the Rights to the Offices: Responsible for activities and for the existence and effectiveness of the Internal Controls of their Office, as well as the identification, classification, measurement and monitoring of controls and risks. For this purpose, create and maintain appropriate structures for the demands and other conditions necessary to safeguard compliance with laws, regulations, standards and procedures.

•        Managers in the Offices: Define and document the flows of processes, identifying and assessing the events of risks, defining the proper response for the risks. Acting on risks, identifying gaps, preparing and following up on the implementation of Action Plans to correct or to improve existing controls.

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o   Ensure that the laws, regulations, policies, rules and procedures, as well as the codes of conduct and self-regulation, which are necessary for the execution of the activities, are accessible and are complied with by all those involved.

o   Define, implement and ensure the effectiveness of the controls, communicating promptly to the Integrated Risk Control Department (DCIR) any creation or alteration in the flow of the processes and/or in the controls exercised, as well as in the identification of new risks.

•        Integrated Risk Control Department: Independently certify the existence, implementation and effectiveness of the controls that ensure acceptable levels of risk in the processes of the Organization.

o   Respond for the consolidation of the results of the effectiveness tests applied in the scope of the financial conglomerate and by drafting the Report of the Internal Controls. The Risk Analyst should have access and should report directly to the Departmental Board or to the Board of Executive Officers if the case so requires, and its role must be exercised without any restriction of access to systems, data, information, documents and areas and, above all, without any connection with existing commercial, operational or administrative activities in its area of operation.

o   Promote and facilitate the control of risks and the allocation of capital for the activities of the Organization, independently, consistently, transparently and in an integrated manner. This Office is also responsible for meeting the requirements of the Regulating Agencies that relate to risk management activities.

•        Inspectorate Department (Internal Audit): Independently assess the processes of the Organization, in order to contribute to the mitigation of risks and to the suitability and the effectiveness of the Internal Controls, in compliance with the Policies, Norms and Internal and External Regulations.

c)     if and how the effectiveness of internal controls is supervised by the administration of the issuing authority, indicating the position of the people responsible for this monitoring

Risk management permeates the entire Organization and is aligned with the guidelines that are established by the Board of Directors and by the structure of the Committees that define the global objectives, expressed in targets and limits for the risk management business units. The control and capital management units, in turn, support the management by means of monitoring processes and the analysis of risk and capital.

The Internal Controls are part of the responsibility of all of the Organization’s employees. When service providers (employees) perform controls on behalf of the Organization, the contracting parties of the Offices are liable for these controls.

DCIR, through the Internal Controls area, performs proactively on management of controls and the risks involved in the processes so as to maintain them at acceptable levels for the Organization.

The main information on activities, assessments and diagnosis on the effectiveness of the System of Internal Controls are, at least annually, consolidated into a Report and submitted to the Executives Responsible. This report is presented to the Audit Committee, to the Risk Committee and submitted to members of the Board of Directors.

d)     deficiencies and recommendations on internal controls included in the detailed report of the independent auditor, prepared and forwarded to the issuer by the independent auditor, in accordance with the CVM-issued regulation that provisions on the registry and exercise of the independent audit activity

Based on the independent auditor’s works, deficiencies that might have a material impact in the financial statements were not identified.

For the other appointments, action plans were devised, which are monitored by the Management through forums of governance, including the Risk Committee and the Audit Committee.

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Additionally, the Management understands that the control structure at entity level, related to Governance, Standards of Ethics and Conduct, allied to low indexes of operational losses resulting from failures and errors, intentional or not, demonstrate a robust control environment that complies with the Policies and guidelines of the Organization.

e)     comments of the Officers on the weaknesses found in the detailed report prepared by the independent auditor and on the corrective measures adopted

From the Management’s perspective, the deficiencies and recommendations appointed in the independent auditors’ report do not compromise the control environment of the Organization.

5.4 – Integrity Program

In relation to the internal mechanisms and procedures of integrity adopted by the issuer to prevent, detect and remedy deviations, fraud, irregularities and illegal acts perpetrated against the public administration, national or foreign, to inform:

a)     if the issuer has rules, policies, procedures or practices focused on prevention, detection and remediation of fraud and illegal acts performed against the public administration, identifying, if affirmative:

                           i.          the main mechanisms and procedures of integrity adopted and their suitability to the profile and risks identified by the issuer, stating how often the risks are reassessed and the policies, procedures and practices are adapted;

The Organization has the Bradesco Integrity Program composed by a code of ethical conduct, policies, standards, procedures, booklets, video-training sessions, training courses in person, e-learning, whistle blowing channels for the prevention, monitoring, detection and response in relation to harmful acts foreseen in Anti-Corruption Law No. 12,846/13 and under international law, in particular the Foreign Corrupt Practices Act and United Kingdom Bribery Act and in countries where it has business units, strengthening in this way, the governance of the Bradesco Integrity Program. These instruments establish the basic guidelines of activity expressed by Senior Management in line with the standards of integrity and ethical values of the institution and cover all the activities of the Bradesco Organization.

Annually, we evaluate the Bradesco Integrity Program by means of interviews; application of an integrity questionnaire; evaluation of international laws to which the bank is submitted; and the governance structure, policies, standards, risks, controls, roles and responsibilities (Phase of Diagnosis), as well as the implementation of the improvements identified in the Phase of Diagnosis.

This Program is structured to permeate all areas of the Bradesco Organization. In the case of units located abroad, adaptations can be made to increment the Integrity Program to suit specific local laws, but maintaining, at least, the conducts already required in Brazil.

                         ii.          the organizational structures involved in the monitoring of the operation and efficiency of the internal mechanisms and procedures of integrity, indicating their assignments, if their creation was formally approved, institutions of the issuer to which they report, and mechanisms to guarantee the independence of its leaders, if existent; and

The Board of Directors and the Board of Executive Officers support the Bradesco Integrity Program, where the main operating activities and all business practices of the Organization were considered in the elaboration of the Program and are divided into strategic pillars of operation, which are the Prevention of the Risk of Corruption, the Monitoring and Detection of Inappropriate Behavior and the Response of Senior Management.

It is up to the Board of Directors to determine the institutional guidelines on the subject and to support the Integrity Program so that its effectiveness is met. All ethics- and anticorruption-related policies and standards are ratified at Board meetings and must be complied with by the Managers, Employees, Interns and Apprentices of the Bradesco Organization and all its subsidiaries in Brazil and abroad in all their activities and transactions, and also apply to all Associates (suppliers and service providers), based on the values and principles established in the Code of Ethical Conduct of the Bradesco Organization.

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It is up to the Board of Executive Officers to establish and monitor the actions necessary to achieve the guidelines established by the Board of Directors, promoting high standards of integrity and ethics and the dissemination of a culture that emphasizes and demonstrates to all Managers, Employees, Interns, Apprentices and Collaborators the importance of preventing, detecting and remedying deviations, fraud, irregularities and illegal acts committed, especially against domestic or foreign public administration.

The Integrity and Ethical Conduct Committee proposes actions with respect to the dissemination and compliance with the Codes of Ethical Conduct of the Bradesco Organization, corporate and sector-based, and to the rules of conducts related to the themes of anti-corruption and competition, in order to ensure the efficiency and effectiveness. The Committee is also responsible for: assessing the reports on the infringement and violation of the corporate and departmental Codes of Ethical Conduct and the disruption of anticorruption and competitive conduct; adopting the necessary actions by issuing an opinion addressed to the relevant Departments, as recorded in the minutes of its meetings; ensuring that the infringements and violations are followed by applicable disciplinary actions, regardless of the offender’s hierarchical level, notwithstanding the applicable legal penalties; ensuring that the Board of Directors is aware of the matters that could have a tangible impact on Bradesco Organization’s reputation; and forwarding matters involving Bradesco Organization’s Officers to be handled and remedied by the Board of Directors.

The Department of Compliance, Conduct and Ethics is responsible for the management and annual maintenance of the Bradesco Integrity Program. And, also, to support the Dependencies and Companies Associated to the Bradesco Organization in the implementation of procedures and to advise when identified early warning signals in the process of business, in order to comply with the prevention and fight against corruption and bribery, and the enhancement of the Bradesco Integrity Program.

Any cases of non-compliance, consummated or not, in respect of the Integrity Program, the Department of Compliance, Conduct and Ethics acts directly and independently with those responsible for the immediate correction, reporting, in a timely manner to higher levels up to the level of Board of Directors.

In the execution of the assignments it can use the support of other control areas, which include: General Inspectorate (IGL), Department of Integrated Control of Risks, Legal Department, and Corporate Security, among others.

Both Bradesco Integrity Program’s document and video are published on the Bradesco’s Investor Relations website (www.bradescori.com.br > Corporate Governance > Compliance and Ethics > Code of Ethical Conduct).

                        iii.          if the issuer has a code of ethics or of conduct formally approved, indicating:

•       if it applies to all officers, fiscal council members, board members and employees and also covers third parties, such as suppliers, service providers, intermediary agents and associates;

The Organization has a Code of Ethical Conduct that applies to all managers and employees, interns, and apprentices of the Organization, composed by the Banco Bradesco S.A. and its subsidiaries, in Brazil and Abroad, and extends to Associates who are providing services on behalf of the Organization or for the Organization; in addition to other four Sector-based Codes of Ethical Conduct, which are:

o   Professional from the Financial and Capital Market Areas;

o   Professional in Purchases;

o   From Grupo Bradesco Seguros (Insurance Group) and BSP Empreendimentos Imobiliários S.A. (Real Estate); and

o   Code of Conduct of the Sector of Auditors and Inspectors of the Bradesco Organization.

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•       if and with what frequency the officers, fiscal council members, board members and employees are trained in relation to the code of ethics or of conduct and to other standards related to the subject;

All of the Codes of Ethical Conduct, both Corporate and Sector-based, are available for consultation on the tab “Institutional” of the Normative System, contained on the Corporate IntraNet. Until May 15, 2017, the Code of Ethical Conduct of the Bradesco Organization was handed to all the new employees, upon their admission, in the form of a booklet, and they had to sign the Term of Responsibility and Commitment. This practice was interrupted with the launch of the new edition, on May 16, 2017, when it was defined that the content would be disclosed in the format of distance learning training given to all the employees of the Organization, classified as a required course.

In the catalog of “compulsory courses” there are, also, the following courses:

•        Ethics – General Concepts;

•        Ethics – Social Corporate Responsibility and Ethical Management; and

•        Ethics in the Bradesco Organization.

It is also available, on the Video Portal:

•        Series “Speaking of Ethics,” presented by Professor Clóvis de Barros Filho, composed of five themes:

o   Abdicate;

o   Achieving Goals;

o   Trust;

o   Respect; and

o   Revealing yourself.

•        Series “Choices,” composed of seven episodes on the theme of “Ethics”:

o   How a rumor starts;

o   It looks like fraud;

o   Toxic environment;

o   Give and take!;

o   Pig in a poke;

o   A quick fix for everything; and

o   Being Ethical.

•        Video clip “The best place;” and

•        Video training “Freedom and Respect.”

Endomarketing actions are used across the Organization, disclosing the ethical culture through the Code itself and also strengthening the availability of the other instruments of training mentioned above. There is also the insertion of the theme on the list of courses in person.

•       the sanctions applicable in the event of violation of the code or other standards related to the subject matter, identifying the document where these sanctions are provisioned;

The IGL exercises the duty of examining, in the periodic audit and inspection assignments, the fulfillment of the ethical precepts contained in the Code of Conduct, besides investigating reports made through the existing communication (whistle blowing) channels and fraud involving activities, employees and associates of the Organization, in compliance with the current norms of discipline at work.

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5. Risk management and internal controls

Every quarter, in the ordinary meetings of the Ethical Conduct Committee, the IGL presents the consolidated report of the audit and inspection assignments regarding ethical rupture, and the DRH and the Ombudsman report on the results obtained.

•       body that approved the code, date of approval and, if the issuer discloses the code of conduct, locations in the global network of computers where the document can be consulted.

The Codes of Conduct are approved by the Board of Directors and the last re-edition of the Code of Ethical Conduct of the Bradesco Organization was approved on February 10, 2020.

The Code of Corporate Ethical Conduct as well as the Code of Sector-based Ethical Conduct are available on the Bradesco’s Investor Relations website (www.bradescori.com.br).

b)     if the issuer has a whistle blowing channel, indicating, if affirmative:

•        if the whistle blowing channel is internal or whether it is controlled by third parties;

The whistle blowing channel is internal.

•        if the channel is open to receive complaints from third parties or if it receives complaints only from employees;

The whistle blowing channel is open to receive internal reports and also for third parties.

•        if there are mechanisms of anonymity and protection to whistleblowers in good faith;

Protection is ensured to whistleblowers in good faith that manifest themselves on any violation or suspect of acts that could be related, directly or indirectly, to the mere attempt or actual practice of corruption or bribery.

Preferably, the following channels of whistle blowing should be used: etica@bradesco.com.br and anticorrupcao@bradesco.com.br.

In the Bradesco Organization, all complaints investigated are carefully examined with independence, transparency, integrity and ethics, aiming to ensure the adequate treatment and correcting any distortions identified.

The treatment of complaints received by the communication channels of the Bradesco Organization or other means must be carried out in three phases: Evaluation, Examination and Reports/Reporting.

•        the issuing body responsible for investigating complaints.

The Department of Compliance, Conduct and Ethics (DCCE) manages the communication channels available on the electronic addresses etica@bradesco.com.br and anticorrupcao@bradesco.com.br. All of the manifestations received on this channel are previously analyzed and directed to the respective areas of management, which are responsible for responding to the whistle blower. When this manifestation is a report of ethical rupture, this is sent to the IGL for investigation.

Every quarter, in the ordinary meetings of the Integrity and Ethical Conduct Committee, the IGL presents the consolidated report of the audit and inspection assignments regarding ethical rupture, and the DRH and Ombudsman report on the results obtained.

The Integrity and Ethical Conduct Committee composed of members nominated by the Board of Directors of Bradesco, is the body responsible for proposing actions as to the disclosure and fulfillment of the Codes of Ethical Conduct of the Bradesco Organization, both corporate and sector-based, in order to ensure its efficiency and effectiveness.

c)     if the issuer adopts procedures in merger, acquisition and corporate restructuring processes, aiming to identify vulnerabilities and risk of irregular practices in the legal entities involved

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5. Risk management and internal controls

In processes of mergers, acquisitions, divestitures and partnerships, due diligence is required, focused specifically on anti-corruption, in order to identify liabilities or activities that may involve risks arising out of acts of corruption and bribery, and also, to provide specific contractual clauses to the business that safeguard the Organization.

d)     if the issuer has no rules, policies, procedures or practices focused on prevention, detection and remediation of fraud and illegal acts performed against the public administration, verify the reasons why the issuer did not adopt controls in this regard

Not applicable.

5.5 – Significant changes

In order to strengthen the risk culture in the Organization, in the second half of 2019, the Governance was restructured, improving the comprehensive and integrated view of risks and their impacts on capital and liquidity, internal controls, and corporate security issues. With this, executive forums were created for deliberation and follow-up of these issues, replacing the previous structure, which covered specific forums for various risks.

5.6 – Other relevant information – risk management and internal controls

Corporate Governance of the Organization counts on the participation of all its hierarchical levels, which aim to optimize the performance of the company and protect interested parties, as well as to facilitate access to capital, add value to the Organization and contribute to its sustainability, mainly involving aspects focused on transparency, and equality of treatment and accountability. This framework meets the guidelines established by the Board of Directors.

In this context, the management of risks and capital is carried out by means of collective decision-making, supported by specific committees. This process counts on the participation of all the layers covered by the scope of Corporate Governance, which comprises from Senior Management to the various areas of business, operations, products and services.

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6. Issuer’s history

6. Issuer’s history

6.1 / 6.2 / 6.4 – Establishment of the issuer, term of duration and date of registration at the CVM

Establishment of the issuer, term of duration and date of registration at the CVM
Issuer Incorporation Date	January 5, 1943
Issuer Incorporation Method	Joint-stock company, established as a Commercial Bank.
Country of Incorporation	Brazil
Term	Indefinite Term
CVM Registration Date	July 20, 1977

6.3 – Brief History

Bradesco was founded in 1943 as a commercial bank under the name of Banco Brasileiro de Descontos S.A. In 1948, we entered a period of intense expansion, which, by the end of the 1960s, led us to become the largest commercial bank in the private sector in Brazil. We expanded our activities across the country in the 1970s, winning Brazilian urban and rural markets.

In 1988, as provided for by the Central Bank of Brazil, the reorganization of the Company took place in the form of a Multiple Bank, with the incorporation of the real estate loans company, to operate with the Commercial and Real Estate Loan Portfolios, changing its corporate name to Bradesco S.A. – Banco Comercial e de Crédito Imobiliário, which was again changed to Banco Bradesco S.A. on January 13, 1989.

In 1989, Financiadora Bradesco S.A. Crédito, Financiamento e Investimentos changed its object and corporate name, resulting in the cancellation of the authorization to operate as a financial institution, followed by the creation of Carteira de Crédito, Financiamento e Investimentos and, in 1992, Banco Bradesco de Investimento S.A. (BBI) was incorporated by Bradesco, an occasion in which the investment portfolio was established.

We are one of the largest banks in Brazil in terms of total assets. We provide a wide range of banking, financial products and services in Brazil and abroad, for individuals and corporate entities (small, medium and large corporations). We have the widest network of branches and services in the private sector in Brazil, which allows us to cover a diverse customer base. Our services and products include banking operations, such as: loan operations and collection of deposits, issuance of credit cards, insurances, capitalization, consortium, leasing, billing and payment processing, pension plans, asset management and brokerage services as well as securities brokerage.

Macroeconomic and Sectorial Policies

The macroeconomic context, sectorial policies and the regulatory framework have significant impact on Bradesco’s operations. The performance of the economic activity, monetary policies decisions regarding the basic interest rate and mandatory deposits, inflation level and evolution of the foreign exchange rate, among other variables, impact on the speed of credit expansion, level of delinquency rates and the result of financial intermediation, to name a few. In 2015 and 2016, the GDP growth slowdown contributed to the downturn of credit, while the increase in the prime rate raised the raising costs in the activity of banking intermediation. In 2017, the Brazilian economy started to recover, registering a growth of 1.3%, favored by the record harvest of grain, reduction of interest, release of resources of dormant accounts of the FGTS, low inflation and contained, in addition to a favorable comprehensive framework. In 2018, uncertainties of various natures had an impact on the confidence of the agents, taking the economy to record an expansion of 1.3%, once again. Such uncertainties were related to the standstill in the sector of transport, to the agenda of economic reforms, to the tax crisis in the states and to the process of global deceleration deriving from the trade tensions between the USA and China. In 2019, there were relevant advances in the structural agenda, with the approval of the Pension Reform. The reduction of the basic interest rate to levels not seen previously contributed to stimulate the capital market and the economy as a whole, which was also favored by the new release of FGTS resources. However, the domestic GDP decelerated to 1.1%. 2020 began with very positive prospects for the Brazilian economy, but the COVID-19 pandemic changed the scenario significantly. It is the largest global health crisis of our time, according to the WHO. Facing the disease goes through joint actions of the government with the private sector, which try to minimize human and economic losses. The time has required efforts and sacrifices of all, so that these losses are minimized. Even so, the overall GDP should record a recession in 2020.

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6. Issuer’s history

Brazil is not immune to this scenario, with negative impacts on the business, the labor market and the confidence of entrepreneurs and workers. As part of the effort to combat the COVID-19, there is a deterioration in course of the public accounts, at the same time in which the reform agenda has opened space for short-term measures, many of which are temporary. At the same time, regulatory easing was announced, while the basic interest rate reached a new historic minimum.

It is important to highlight that the structural vision in relation to Brazil remains positive. We have advanced in recent years with the resumption of structural reforms which, in normal conditions, tend to generate greater potential for future growth. However, there is much to be done and the resumption of this reformist agenda is required. The private sector, in the post-crisis of the COVID-19, should return to being the main driver of development. The banking segment, in particular, will continue to find opportunities, even in an environment with increasingly fierce competition.

6.5 – Bankruptcy information founded on relevant value or judicial or extrajudicial recovery

There was and there is no event of this nature related to the Company.

6.6 – Other relevant information

There is no other information deemed relevant at this time.

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7. Issuer’s activities

7. Issuer’s activities

7.1 – Description of the main business activities of the issuer and its subsidiaries

Currently, we are one of the largest banks in country in terms of total assets, credit operations and volume of deposits and funding. We offer a wide range of banking and financial products and services in Brazil and abroad, to individuals, large, mid-sized, small and micro companies and major local and international corporations and institutions. Our products and services comprise of banking and non-banking operations such as loans and advances, deposit-taking, credit card issuance, purchasing consortiums, insurance, capitalization, leasing, payment collection and processing, pension plans, asset management and brokerage services. For a better view of the main companies that are part of the Issuer’s Economic Group, and its respective activities, please see items 15.4.b and 9.1.c of this Reference Form.

7.1.a – Specific information on mixed-capital companies

Not applicable.

7.2 – Information on operating segments

a)     products and services marketed

We operate and manage our business through two segments: (i) the banking sector; and (ii) insurance, pension plans and capitalization bonds.

Banking products and services

With the objective of meeting the needs of each client, we offer a range of products and services, such as:

•     deposit-taking, including checking accounts, savings accounts and time deposits;

•     loans and advances (individuals and companies, real estate financing, microcredit, onlending BNDES/Finame funds, rural credit – leasing, among others);

•     credit cards, debit cards and pre-paid cards;

•     cash management solutions;

•     solutions for the public authorities;

•      third-party asset management and administration;

•      services related to capital markets and investment banking activities;

•      complete investment platform;

•      intermediation and trading services;

•     solutions for the capital markets;

•     international banking services;

•     import and export financings; and

•     purchasing consortiums.

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7. Issuer’s activities

Insurance, pension plans and capitalization bonds products and services

We offer insurance, pension plans and capitalization bonds products through different segments, which we refer to collectively as “Grupo Bradesco Seguros,” leader in the Brazilian insurance market. The products offered in the company’s portfolio, by segments or client profile, in our service channels are:

•        life and personal accident insurance;

•        health insurance;

•        automobile insurance, property and casualty and liability insurance lines;

•        reinsurance;

•        pension plans; and

•        capitalization bonds.

b)     segment revenue and its participation in the issuer’s net revenue

The following information about segments was prepared on the basis of reports that were provided to the Management to assess performance and to make decisions regarding the allocation of resources for investment and for other purposes. Our Management uses a variety of information, including financial information, which is prepared in accordance with BR GAAP, and non-financial information, measured on a different basis. Therefore, the information contained in the segments has been prepared in accordance with accounting practices adopted in Brazil and the consolidated information has been prepared in accordance with IFRS.

The main assumptions of the segment for income and expenses include: (i) the excess of cash held by insurance, private pensions and capitalization, which are included in this segment, resulting in an increase in net revenue interest; (ii) wages and benefits and administrative costs included within the insurance segment, pension plans and capitalization, which consist only of costs associated directly with these operations; and (iii) the costs incurred in the banking segment, related to the infrastructure of the branch network and other overhead, that are not allocated.

				R$ million
Composition of Net Revenues 2019	Banking sector (1) (2)	Insurance, Pension Plans and Capitalization Bonds (2)	Other transactions, adjustments and eliminations (3)	Total
Interest income and similar	113,402	22,936	(12,032)	124,306
Fee and Commission income	31,136	2,028	(7,826)	25,338
Insurance, pension plan and bond retained premiums	-	8,936	40	8,976
Equity in the earnings (losses) of unconsolidated companies and Joint Venture	13	276	912	1,201
Other operating income	7,960	1,494	8,113	17,567
Contribution for Social Security Financing - COFINS	(3,507)	(701)	(169)	(4,377)
Service Tax - ISS	(1,167)	(13)	(44)	(1,224)
Social Integration Program (PIS) contribution	(597)	(116)	(14)	(727)
Total	147,240	34,840	(11,020)	171,060
Participation in net revenue	86.1%	20.4%	-6.4%	100.0%

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7. Issuer’s activities

				R$ million
Composition of Net Revenues 2018	Banking sector (1) (2)	Insurance, Pension Plans and Capitalization Bonds (2)	Other transactions, adjustments and eliminations (3)	Total
Interest income and similar	110,639	18,612	(16,704)	112,547
Fee and Commission income	30,023	2,170	(8,361)	23,832
Insurance, pension plan and bond retained premiums	-	8,321	40	8,361
Equity in the earnings (losses) of unconsolidated companies and Joint Venture	7	206	1,467	1,680
Other operating income	8,425	1,903	(2,541)	7,787
Contribution for Social Security Financing - COFINS	(3,890)	(793)	828	(3,855)
Service Tax - ISS	(1,277)	(18)	201	(1,094)
Social Integration Program (PIS) contribution	(661)	(132)	155	(638)
Total	143,266	30,269	(24,915)	148,620
Participation in net revenue	96.4%	20.4%	-16.8%	100.0%

				R$ million
Composition of Net Revenues 2017	Banking sector (1) (2)	Insurance, Pension Plans and Capitalization Bonds (2)	Other transactions, adjustments and eliminations (3)	Total
Interest income and similar	130,015	23,564	(15,785)	137,794
Fee and Commission income	28,566	2,063	(7,880)	22,749
Insurance, pension plan and bond retained premiums	-	6,791	1	6,792
Equity in the earnings (losses) of unconsolidated companies and Joint Venture	(23)	205	1,536	1,718
Other operating income	8,908	2,146	(3,267)	7,787
Contribution for Social Security Financing - COFINS	(3,285)	(679)	109	(3,855)
Service Tax - ISS	(756)	(13)	(325)	(1,094)
Social Integration Program (PIS) contribution	(599)	(112)	73	(638)
Total	162,826	33,965	(25,538)	171,253
Participation in net revenue	95.1%	19.8%	-14.9%	100.0%

1)       The banking segment is comprised of financial institutions, holding companies – which are mainly responsible for managing financial resources – and credit card and asset management companies;

2)       The asset, liability, income and expense balances among companies from the same segment are eliminated; and

3)       Refer to the amounts that were eliminated among companies from different segments, as well as among operations carried out in Brazil and overseas.

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7. Issuer’s activities

c)     profit or loss resulting from the segment and participation in the issuer’s net income

R$ million
Income Statement 2019	Banking	Insurance, pension and capitalization bonds	Other Activities	Eliminations	Managerial Income Statement	Proportionately consolidated (1)	Adjustments of Consolidation (2)	Adjustments (3)	Consolidated in accordance with IFRS
Revenue from financial intermediation	113,402	22,936	228	(2,652)	133,915	(818)	125	(8,916)	124,306
Expenses from financial intermediation (4)	(49,683)	(16,930)	-	2,652	(63,962)	105	2,404	2,835	(58,618)
Financial margin	63,719	6,006	228	-	69,953	(714)	2,530	(6,081)	65,688
Allowance for loan losses	(18,891)	-	-	-	(18,891)	171	-	4,716	(14,005)
Gross income from financial intermediation	44,827	6,006	228	-	51,062	(543)	2,530	(1,365)	51,684
Income from insurance, pension plans and capitalization bonds	-	8,936	-	33	8,969	(7)	-	14	8,976
Fee and commission income	31,136	2,028	307	(136)	33,335	(4,129)	(2,254)	(1,614)	25,338
Personnel expenses	(23,073)	(2,030)	(391)	-	(25,494)	711	-	256	(24,526)
Other administrative expenses (5)	(20,328)	(1,496)	(194)	612	(21,406)	1,419	(249)	(2,119)	(22,355)
Tax expenses	(6,203)	(1,110)	(73)	-	(7,386)	528	-	-	(6,858)
Share of profit (loss) of unconsolidated and jointly controlled companies	13	276	8	-	297	906	-	(2)	1,201
Other operating income / expenses	(21,082)	(735)	99	(509)	(22,226)	663	(26)	2,012	(19,577)
Operating profit	5,291	11,875	(15)	-	17,150	(451)	-	(2,817)	13,882
Non-operating income	(537)	27	-	-	(511)	(10)	-	19	(501)
IT/SC (Income Tax/Soc. Contrib.) and non-controlling interests	10,431	(4,491)	2	-	5,943	460	-	1,389	7,792
Net Income	15,185	7,411	(13)	-	22,582	-	-	(1,409)	21,173
Participation in net income (Managerial Income Statement)	67.2%	32.8%	-0.1%	-	-	-	-	-	-

R$ million
Income Statement 2018	Banking	Insurance, pension and capitalization bonds	Other Activities	Eliminations	Managerial Income Statement	Proportionately consolidated (1)	Adjustments of Consolidation (2)	Adjustments (3)	Consolidated in accordance with IFRS
Revenue from financial intermediation	110,639	18,612	256	(1,727)	127,780	(1,085)	(1,084)	(13,065)	112,547
Expenses from financial intermediation (4)	(52,958)	(13,366)	-	1,727	(64,597)	89	3,730	5,534	(55,245)
Financial margin	57,681	5,247	256	-	63,184	(996)	2,646	(7,531)	57,302
Allowance for loan losses	(18,320)	-	-	-	(18,320)	94	-	1,961	(16,265)
Gross income from financial intermediation	39,361	5,247	256	-	44,864	(901)	2,646	(5,570)	41,037
Income from insurance, pension plans and capitalization bonds	-	8,321	-	40	8,361	-	-	-	8,361
Fee and commission income	30,023	2,170	355	(222)	32,326	(4,578)	(2,527)	(1,388)	23,832
Personnel expenses	(18,102)	(1,644)	(239)	-	(19,986)	855	-	260	(18,871)
Other administrative expenses (5)	(19,126)	(1,610)	(205)	650	(20,291)	972	(120)	(2,244)	(21,682)
Tax expenses	(5,661)	(960)	(74)	-	(6,695)	598	-	-	(6,097)
Share of profit (loss) of unconsolidated and jointly controlled companies	7	206	(15)	-	198	1,421	-	62	1,680
Other operating income / expenses	(11,943)	(998)	194	(468)	(13,216)	892	1	4,376	(7,947)
Operating profit	14,557	10,731	272	-	25,561	(743)	(0)	(4,505)	20,313
Non-operating income	(929)	32	2	-	(895)	24	-	-	(871)
IT/SC (Income Tax/Soc. Contrib.) and non-controlling interests	(1,134)	(4,375)	(72)	-	(5,581)	719	-	2,168	(2,694)
Net Income	12,494	6,389	202	-	19,085	-	-	(2,337)	16,748
Participation in net income (Managerial Income Statement)	65.5%	33.5%	1.1%	-	-	-	-	-	-

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7. Issuer’s activities

R$ million
Income Statement 2017	Banking	Insurance, pension and capitalization bonds	Other Activities	Eliminations	Managerial Income Statement	Proportionately consolidated (1)	Adjustments of Consolidation (2)	Adjustments (3)	Consolidated in accordance with IFRS
Revenue from financial intermediation	130,015	23,564	263	(1,331)	152,512	(1,321)	(2,928)	(10,468)	137,794
Expenses from financial intermediation (4)	(67,745)	(18,175)	-	1,331	(84,588)	67	5,464	3,468	(75,589)
Financial margin	62,271	5,390	263	-	67,923	(1,254)	2,536	(7,000)	62,205
Allowance for loan losses	(25,210)	-	-	-	(25,210)	126	-	8,223	(16,861)
Gross income from financial intermediation	37,061	5,390	263	-	42,713	(1,129)	2,536	1,223	45,344
Income from insurance, pension plans and capitalization bonds	-	6,791	-	1	6,792	-	-	-	6,792
Fee and commission income	28,566	2,063	366	(134)	30,862	(4,444)	(2,390)	(1,279)	22,749
Personnel expenses	(19,920)	(1,592)	(296)	-	(21,807)	797	-	287	(20,723)
Other administrative expenses (5)	(18,846)	(1,703)	(187)	603	(20,132)	918	(61)	(2,175)	(21,451)
Tax expenses	(5,441)	(973)	(81)	-	(6,495)	534	-	-	(5,961)
Share of profit (loss) of unconsolidated and jointly controlled companies	(23)	205	10	-	192	1,313	-	213	1,718
Other operating income / expenses	(9,911)	(514)	216	(470)	(10,678)	1,067	(85)	5,446	(4,250)
Operating profit	11,488	9,668	292	-	21,447	(943)	(0)	3,715	24,218
Non-operating income	(730)	251	(1)	-	(479)	4	-	-	(475)
IT/SC (Income Tax/Soc. Contrib.) and non-controlling interests	(1,837)	(4,385)	(89)	-	(6,310)	939	-	(1,058)	(6,429)
Net Income	8,921	5,534	202	-	14,658	-	-	2,657	17,315
Participation in net income (Managerial Income Statement)	60.9%	37.8%	1.4%	-	-	-	-	-	-

(1) They refer to: adjustments of consolidation, originating from proportionally consolidated companies (Grupo Cielo, Grupo Alelo, Crediare, etc.) for management purposes; (2) Adjustments of consolidation originating from the "non-consolidation" of exclusive funds; (3) Adjustments due to the differences of the accounting standards used in the management reports and in the financial statements of the Organization that were prepared in the IFRS. The main adjustments refer to the impairment of loans and advances, effective interest rate and business combinations; (4) Includes, in the Consolidated IFRS, the balances related to “Net gains/(losses) on financial assets and liabilities at fair value through income”, “Net gains/(losses) on financial assets at fair value through other comprehensive income” and “Net gains/(losses) on foreign currency transactions”; and (5) Includes, in the Consolidated IFRS, the balances referring to depreciation and amortization.

7.3 – Information on products and services relating to the operational segments

a)     Characteristics of the product process

We present below some characteristics of the main products and services of Bradesco.

Banking segment

Deposits Accounts

We offer a variety of deposit accounts, including:

•     Checking accounts, such as:

- Easy Account (Conta Fácil) – A checking account and a savings account under the same bank account number, using the same card for both accounts, destinated to individuals and companies;

- Click Account (Click Conta) – Checking accounts for children and young people from 0 to 17 years of age, with exclusive website and debit card, automatic pocket money service and free online courses, exclusive partnerships, among other benefits; and

- Academic Account (Conta Universitária) – Checking account for undergraduate students with low fees, student finance, exclusive website, free online courses, exclusive partnerships, among other benefits.

•     traditional savings accounts, which currently earn the Brazilian reference rate, or taxa referencial, known as the “TR,” plus 6.2% annual interest in the case the SELIC rate is higher than 8.5% p.a. or TR plus 70.0% of the SELIC rate if the SELIC rate is lower than 8.5% p.a.; and

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7. Issuer’s activities

•     time deposits, which are represented by Bank Deposit Certificates (certificados de depósito bancário – or “CDBs”), and earn interest at a fixed or floating rate.

As of December 31, 2019, we had 30.1 million checking account holders, 28.4 million of which were individual account holders and 1.7 million of which were corporate account holders. As of the same date, we had 63.9 million savings accounts.

Loans and advances to customers

The following table shows loans and advances to customers broken down by type of product on the indicated dates:

									R$ million
	2019	2018	2017	Vertical Analysis %			Horizontal Analysis
				2019	2018	2017	2019 x 2018		2018 x 2017
							R$	%	R$	%
Companies	226,976	218,944	199,940	49.6	53.2	53.5	8,032	3.7	19,004	9.5
Financing and On-lending	104,138	105,672	101,449	22.8	25.7	27.1	(1,534)	(1.5)	4,223	4.2
Financing and export	47,485	47,627	38,273	10.4	11.6	10.2	(142)	(0.3)	9,354	24.4
Housing loans	16,822	22,415	26,539	3.7	5.4	7.1	(5,593)	(25.0)	(4,124)	(15.5)
Onlending BNDES/Finame	16,643	18,948	24,263	3.6	4.6	6.5	(2,305)	(12.2)	(5,315)	(21.9)
Vehicle loans	12,040	7,828	4,901	2.6	1.9	1.3	4,212	53.8	2,927	59.7
Import	8,398	6,850	5,318	1.8	1.7	1.4	1,548	22.6	1,532	28.8
Leases	2,750	2,004	2,155	0.6	0.5	0.6	746	37.2	(151)	(7.0)
Borrowings	111,328	102,615	87,873	24.3	24.9	23.5	8,713	8.5	14,742	16.8
Working capital	57,887	55,740	52,410	12.7	13.5	14.0	2,147	3.9	3,330	6.4
Rural loans	5,526	5,460	5,683	1.2	1.3	1.5	66	1.2	(223)	(3.9)
Other	47,915	41,415	29,780	10.5	10.1	8.0	6,500	15.7	11,635	39.1
Operations with limits (1)	11,510	10,657	10,618	2.5	2.6	2.8	853	8.0	39	0.4
Credit card	4,001	3,105	2,709	0.9	0.8	0.7	896	28.9	396	14.6
Overdraft for corporates/ Overdraft for individuals	7,509	7,552	7,909	1.6	1.8	2.1	(43)	(0.6)	(357)	(4.5)
Individuals	230,416	192,548	173,873	50.4	46.8	46.5	37,868	19.7	18,675	10.7
Financing and On-lending	78,616	67,862	60,303	17.2	16.5	16.1	10,754	15.8	7,559	12.5
Housing loans	44,176	38,179	33,339	9.7	9.3	8.9	5,997	15.7	4,840	14.5
Vehicle loans	28,351	23,247	20,355	6.2	5.6	5.4	5,104	22.0	2,892	14.2
Onlending BNDES/Finame	5,872	6,223	6,392	1.3	1.5	1.7	(351)	(5.6)	(169)	(2.6)
Other	217	213	217	0.0	0.1	0.1	4	1.9	(4)	(1.8)
Borrowings	105,427	83,968	74,382	23.0	20.4	19.9	21,459	25.6	9,586	12.9
Payroll-deductible loans	63,145	51,284	43,969	13.8	12.5	11.8	11,861	23.1	7,315	16.6
Personal credit	24,339	16,858	14,184	5.3	4.1	3.8	7,481	44.4	2,674	18.9
Rural loans	8,543	7,894	7,838	1.9	1.9	2.1	649	8.2	56	0.7
Other	9,400	7,932	8,391	2.1	1.9	2.2	1,468	18.5	(459)	(5.5)
Operations with limits (1)	46,373	40,718	39,188	10.1	9.9	10.5	5,655	13.9	1,530	3.9
Credit card	41,353	36,448	34,860	9.0	8.9	9.3	4,905	13.5	1,588	4.6
Overdraft for corporates/ Overdraft for individuals	5,020	4,270	4,328	1.1	1.0	1.2	750	17.6	(58)	(1.3)
Total portfolio	457,392	411,492	373,813	100.0	100.0	100.0	45,900	11.2	37,679	10.1
(1) It refers to outstanding operations with pre-established limits linked to current account and credit card, whose limits are automatically recomposed as the amounts used are paid.

Financing and Onlending

Import and export financing

Our Brazilian foreign-trade related business consists of giving finance services to our clients in their export and import activities.

In import financing/refinancing, we directly transfer funds in foreign currency to foreign exporters, fixing the payment in local currency for Brazilian importers. In export finance, exporters obtain advances in reais on closing an export forex contract for future receipt of foreign currency on the contract due date. Export finance arrangements prior to shipment of goods/performance of services are known locally as Advances on Exchange Contracts or “ACCs,” and the sums advanced are used to manufacture goods or provide services for export. If advances are paid after goods/performance of services have been delivered, they are referred to as Advances on Export Contracts, or “ACEs.”

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7. Issuer’s activities

There are other forms of export financing, such as: Export Prepayments, onlendings from BNDES-EXIM funds, Export Credit Notes and Bills (referred to locally as “NCEs” and “CCEs”), and Export Financing Program with rate equalization – “PROEX.”

Our foreign trade portfolio is funded primarily by credit lines from correspondent banks. We maintain relations with various American, European, Asian and Latin American financial institutions for this purpose, using our network of approximately 1,176 correspondent banks abroad, 43 of which extended credit/guarantee lines as of December 31, 2019.

Housing loans

As of December 31, 2019, we had 219.3 thousand units financed.

Housing loans are carried out for the purpose of: (i) acquisition of residential and commercial real estate, and urban plots; and (ii) construction of residential and commercial developments.

Financing for the acquisition of residential real estate has a maximum term of up to 30 years and annual interest rates of 7.3% to 12.0% p.a., plus TR, while commercial real estate has a maximum term of up to ten years and annual interest rates of 13.0% to 15.0% p.a. plus TR.

Financing for construction, also known as the Businessman Plan, has a construction term of up to 36 months and interest rate of 12.0% to 16.0% p.a., plus TR, and a six-month grace period for the realization of transfers to borrowers.

Central Bank of Brazil regulations require us to provide at least 65.0% of the balance of savings accounts in the form of housing loans. The remaining resources must be invested in financial and other transactions according to the law in force.

BNDES/Finame Onlending

The BNDES is the main instrument of the Federal Government to support entrepreneurs of all sizes, including individuals, in carrying out their plans for modernization, expansion and the implementation of new business, always focusing on the potential for generating jobs, income and social inclusion in Brazil. The portfolio comprises products and programs to provide government-funded long-term loans with below-market interest rates, or even subsidized, focusing on economic development. We are one of the structuring agents of BNDES funds, to borrowers in several sectors of the economy. We determine the margin of return on the loans based on the borrowers’ credit. Although we bear the risk for the onlending transactions, these transactions are always secured.

According to BNDES, in 2019, we disbursed R$5.0 billion, 90.0% of which was loaned to micro-, small- and medium-sized companies.

Vehicle financings

We are acting, including through partnerships, in the consumer financing of the purchase of new and used vehicles for individuals and corporations in the chain, which comprises assembler, dealers and consumers. In addition to offering theses services through our extensive branches network, Bradesco Financiamentos also offers lines of loans and leasing for the acquisition of light vehicles, motorcycles, trucks, buses, machines and implements.

Leasing

As of December 31, 2019, we had 6,494 outstanding leasing agreements. According to ABEL, our leasing companies were among the leaders in the industry, with a 23.0% stake in Brazil, whose market was composed of portfolios, whose total present value corresponded to R$12.4 billion on this same date.

We offer, substantially, financial leasing contracts that involve, basically, trucks, cranes, aircraft, vessels and heavy machinery. As of December 31, 2019, 36.6% of our outstanding leasing transactions were for vehicles (cars, buses, minibuses, trucks).

      78– Reference Form – 2019

7. Issuer’s activities

We conduct our leasing transactions through our primary leasing subsidiary, Bradesco Leasing and also through Bradesco Financiamentos.

Loans

Working Capital

A line of credit for the legal entity with the purpose of covering expenses or investments inherent to the turnover of the company, such as, e.g. the payment of the 13th salary, renewal of stock, training and other.

Personal loans/Payroll-deductible loans

They are loan operations with a pre-approved limit to meet needs without a specific purpose. It also includes payroll-deductible loans to National Institute of Social Security (“INSS”), pension plan beneficiaries and retirees and public servants and private sector employees

The average term of these operations is 52 months and interest rates from 1.6% to 3.2% p.a., on December 31, 2019.

Rural loans

The provision of loans and financing to the Agribusiness sector is carried out with resources:

•     From the Demand deposit, where there is a requirement for the investment of 30% of the Value Subject to Collection (“VSR”), which is called RO – Obligatory Resources, with a portfolio of R$8.9 billion on December 31, 2019, with maximum rates from 3.0% p.a. to 8.0% p.a. as the rule of investment of the MCR (Manual of Rural Credit), whereby the average rate of the portfolio is 6.9% p.a.

•     Free, using the resources of the Bank’s Treasury for the operations, with a portfolio of R$5.2 billion on December 31, 2019 and the average rate of the portfolio of 8.6% p.a.

•     BNDES onlending, through lines directed to the sector of Agribusiness, which is destined for investments in equipment, machinery, infrastructure, recovery of pasture, etc., with a term of up to 10 years, with an average rate of 7.6% p.a.

The operations are in their majority, half-yearly or annual payments and with matching flow to periods of the cycle of harvest, and the guarantees are usually formed with alienation of property/mortgage and machines when they are for the financing of goods.

Outstanding operations

Credit cards

We offer a range of credit cards to our clients including Elo, American Express, Visa, MasterCard brands and private label cards, which stand out due to the extent of benefits and convenience offered to associates.

We earn revenues from our credit card operations through:

•     fees on purchases carried out in commercial establishments;

•     issuance fees and annual fees;

•     interest on credit card balances;

•     interest and fees on cash withdrawals through ATMs; and

•     interest on cash advances to cover future payments owed to establishments that accept credit cards.

We offer our customers a complete line of credit cards and related services, including:

•     cards issued for use restricted to Brazil;

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7. Issuer’s activities

•     credit cards accepted nationwide and internationally;

•     credit cards directed toward high net worth customers, such as Platinum, Infinite/Black and Nanquim from Elo, Visa, American Express and MasterCard brands;

•     multiple cards that combine credit and debit features in a single card, which may be used for traditional banking transactions and shopping;

•     co-branded credit cards, which we offer through partnerships with companies;

•     “affinity” credit cards, which we offer through associations, such as sporting clubs and non-governmental organizations; and

•     private label credit cards, which we only offer to customers of retailers, designed to increase business and build customer loyalty for the corresponding retailer, which may or may not have a restriction on making purchases elsewhere, among others.

We hold 50.01% of the shares of Elopar, an investment holding company which investments include Alelo (benefit cards, pre-paid and money card), Livelo (coalition loyalty program), as well as participations in Elo Serviços (brand) and Banco CBSS (credit card issuance and other financial products). We hold 30.06% of the shares of Cielo S.A.

We also have a card business unit abroad, Bradescard Mexico, highlighting the partnership with C&A.

As of December 31, 2019, we had several partners with whom we offered co-branded, affinity and private label/hybrid credit cards. These relationships have allowed us to integrate our relationships with our customers and offer our credit card customers banking products, such as financing and insurance.

The following table shows our volume of transactions and total number of transactions of credit cards for the years indicated:

In millions	2019	2018	2017
Volume traded - R$	205,845.0	189,155.0	176,893.5
Number of transactions	2,262.9	2,104.8	1,991.0

Overdraft

The overdraft limit is a line of credit available on the current account with automatic renewal for emergency situations when there is no available balance in the account. For legal entity customers, we offer the business check to meet the emergency needs of companies.

The interest rates vary from 2.8% to 14.2% per month, on December 31, 2019.

Guaranteed account

Revolving credit limit for legal entities to meet the emergency needs of the customer. The limit of the guaranteed account allows the negotiation of more attractive rates, however it requires in most cases a guarantee which can be: surety, disposal of assets, guarantees of contracts or anticipation of receivables, and investments, among others.

Emergency Employment Support Program

In April 2020, the presidency of the republic edited Provisional Measure No. 944/20 (“MP No. 944/20”), instituting the Emergency Employment Support Program, for the implementation of credit operations with entrepreneurs, corporations and cooperatives, excepting the loan companies, so they can pay the wages of their employees according to the payroll. MP No. 944/20 establishes the requirements for the lines of credit that will be granted in the framework of the Emergency Program, which will cover the entire payroll of the contractor, for a period of two months, limited to the amount equivalent to up to two times the minimum salary per employee, intended solely for the processing of the payrolls of the contractor. The Provisional Measure also establishes the requirements that financial institutions must observe when granting loan in the context of this program, which has (i) an interest rate of 3.75% per annum on the amount granted; (ii) a period of 36 months for the payment; and (iii) a grace period of six months to start paying, with capitalization of interest during this period.

      80– Reference Form – 2019

7. Issuer’s activities

Due to MP No. 944/20, the CMN issued Resolution No. 4,800, which provisions on the guidelines, limits and conditions for our participation in loan operations for financing payrolls conducted by financial institutions in the framework of the Emergency Program. The financial institutions that participate in the Emergency Program will fund the payroll, but their payroll must be processed by the financial institution itself, and should observe the annual gross revenues of the people financed, in addition to conditions pertaining to values, maturity and interest.

Cash Management Solutions

Management of accounts payable and receivable – In order to meet the cash management needs of our customers in both public and private sectors, we offer a broad portfolio of products and services of accounts payable and receivable, supported by our network of branches, bank correspondents and electronic and mobile channels, all of which aim to improve speed, solidity and security for customer data and transactions. Our solutions include: (i) receipt and payment services; and (ii) resource management, enabling our customers to pay suppliers, salaries, and taxes and other levies to governmental or public entities.

These solutions, which can also be customized, facilitate our customers’ day-to-day tasks and help to generate more business. We also earn revenues from fees and investments related to collection, custody of checks, credit order and payment processing services, and by funds in transit received up to its availability to the related recipients.

Solutions for receipts and payments – In 2019, we settled 1.2 billion invoices through the services of Cobrança Bradesco and 590.2 million of receipts by the tax collection systems and utility bills (such as water, electricity, telephone and gas), checks custody service, identified deposits and credit orders. The legal entity systems processed 1.2 billion documents related to payments to suppliers, salaries and taxes.

Global Cash Management – Global Cash Management aims at structuring solutions to both foreign companies willing to operate in the Brazilian market and Brazilian companies making business in the international market. By way of specialized solutions, partnerships with international banks and access to the Society for Worldwide Interbank Financial Telecommunication (SWIFT) network, we customize offers of products and services through an exclusive customer service team, enabling the identification of solutions for companies.

Niche Markets – We operate in various niche markets, such as franchising, Individual Micro Entrepreneur (MEI), education, health, condominiums, country clubs, transportation, and religion, among others, where our clients have the support of a specialized team, whose mission is structuring custom solutions that add value to their business.

As an example, the Franchising & Business niche has a team of franchising specialists that, through their relationship with franchising companies, identify opportunities for financing and providing services to all franchisees and their employees. The partnership with the franchise networks occurs through structured commercial activities in synergy with the managing departments, commercial segments, and affiliated companies. The focus on the peculiarities of this sector creates a competitive and sustainable position by structuring appropriate solutions and, in particular, through the strategy of providing differentiated and specialized service. We have approximately 485 agreements in place with franchising companies, generating numerous opportunities to open new current accounts and leveraging business with the respective franchisees.

Another important feature in this area is the support we provide towards the development of Local Production Arrangements (“APLs”), by providing service to businesses and assistance to these clients. Participating in an APL strengthens the companies, because together they can form an articulated and important group for local development, allowing for greater competitive and sustainable advantages for micro and small businesses. Currently, we service 423 APLs throughout the country.

      81– Reference Form – 2019

7. Issuer’s activities

Microentrepreneurs have at their disposal the MEI Portal, which, in addition to products and services tailored to their business, offers free services provided by partners to facilitate their day to day. In 2019, the Portal received a global award from the Gartner Eye on Innovation as an Open Banking Project.

Public authority solutions

We have a specific area dedicated to serving public administration, which offers specialized services aimed at identifying business opportunities and structuring customized solutions to entities and bodies of the Executive, Legislative and Judiciary branches at federal, state and municipal levels, in addition to independent governmental agencies, public foundations, state-owned and mixed companies, the armed forces (army, navy and air force) and the auxiliary forces (federal and state police forces).

Our exclusive website developed for our customers offers corporate solutions for federal, state and municipal governments for payments, receipts, human resources and treasury services. In addition, the website also features exclusive facilities for public employees and the military, showing all of our products and services for our customers.

Our business relationships with such public authorities are developed by specialized business managers located in distribution platforms throughout the country, which can be identified on our website. We have nine specialized platforms to assist governments, capitals, courts, class councils, chambers, prosecutors, public defenders and 100 largest municipalities according to the Brazilian GDP, in addition to 34 platforms that operate in the Retail sector providing services to the City Halls and other Authorities.

In 2019, we took part and were successful in bidding processes sponsored by the Brazilian government. Furthermore, according to INSS, we continue to be leaders in payments of INSS benefits, with more than 11.4 million retirees and pensioners.

Management and administration of third-party funds

BRAM manages third-party funds through:

•     mutual funds;

•     managed portfolios;

•     exclusive funds; and

•     receivable funds (FIDCs – Fundos de Investimento em Direitos Creditórios), real estate funds (FIIs – Fundos de Investimentos Imobiliários) and exchange traded funds (ETFs).

Management of funds and portfolios – On December 31, 2019, BRAM managed 1,282 funds and 490 portfolios, providing services to 3.1 million investors. Among its biggest customers are all the main segments of Bradesco, like Prime, Corporate One, Corporate, Large Corporate, Private and Varejo (Retail) and Grupo Bradesco Seguros, in addition to institutional investors in Brazil and abroad. These funds comprise a wide group of fixed-income, non-fixed income, investments abroad and multimarket funds, among others.

      82– Reference Form – 2019

7. Issuer’s activities

The following tables show the equity of funds and portfolios which are under our management, the number of investors and the number of investment funds and managed portfolios for each period:

			R$ million
Distribution of the Shareholders' Equity	2019	2018	2017
Financial investment funds - Total	560,425	606,845	613,733
Fixed Income	492,730	548,782	550,505
Equities	18,593	9,498	9,122
Third-party Fund quotas	49,102	48,565	54,106
Managed Portfolios - Total	67,465	60,713	52,919
Fixed Income	57,833	53,121	45,039
Equities	9,632	7,592	7,880
Grand Total	627,890	667,558	666,652

	2019		2018		2017
	Quantity	Shareholders	Quantity	Shareholders	Quantity	Shareholders
Financial investment funds	1,282	3,137,303	1,230	3,468,304	1,187	3,295,332
Managed Portfolios	490	1,079	300	1,138	216	216
Total	1,772	3,138,382	1,530	3,469,442	1,403	3,295,548

Management of third-party funds – On December 31, 2019, BEM and Bradesco managed 3,308 funds, 490 portfolios and 66 investment clubs, providing services to 3.2 million investors.

The following tables show the equity of funds and portfolios which are under management, the number of investors and of investment funds, portfolios under management and investment clubs for each period:

			R$ million
Distribution of the Shareholders' Equity	2019	2018	2017
Financial investment funds - Total	909,448	856,410	807,971
Fixed Income	724,191	745,189	719,818
Equities	86,297	51,958	41,006
Third-party Fund quotas	98,960	59,263	47,147
Managed Portfolios - Total	91,370	84,129	62,731
Fixed Income	57,833	53,121	45,039
Equities	9,632	7,592	7,880
Third-party Fund quotas	23,905	23,416	9,812
Total	1,000,818	940,539	870,702

      83– Reference Form – 2019

7. Issuer’s activities

	2019		2018		2017
	Quantity	Shareholders	Quantity	Shareholders	Quantity	Shareholders
Financial investment funds	3,308	3,182,488	3,043	3,510,515	2,845	3,266,973
Managed Portfolios	490	-	300	-	216	-
Investment Clubs	66	589	90	841	89	852
Grand Total	3,864	3,183,077	3,433	3,511,356	3,150	3,267,825

Services related to capital markets and investment banking activities

As our investment bank, “Bradesco BBI” is responsible for (i) originating and executing project financing operations; (ii) originating and executing mergers and acquisitions; (iii) originating, structuring, syndicating and distributing fixed income transactions of securities in Brazil and abroad; and (iv) originating, structuring, syndicating and distributing issuances of securities of equity in Brazil and abroad.

In 2019, Bradesco BBI received top awards in some categories, which are: “Best Investment Bank in Brazil” by Global Finance, “Most Innovative Investment Bank from Latin America” by The Banker and “LatAm M&A Firm of the Year and Brazil M&A Firm of the Year” by Global M&A Network.

In 2019, Bradesco BBI advised customers in a total of 223 transactions across a range of investment banking products, totaling approximately R$236.6 billion.

Mergers and acquisitions – Bradesco BBI provides advisory services in merger and acquisition and corporate sale transactions, including the sale of companies and assets, private placements, creation of joint ventures, financial and corporate restructuring, and privatizations. In 2019, Bradesco BBI advised on 25 disclosed transactions that amounted to R$23.0 billion.

Equity – Bradesco BBI coordinates public offerings of shares in the national and international markets. In 2019, Bradesco BBI coordinated 23 local capital markets debt offerings that amounted to more than R$44.9 billion.

Fixed income – Bradesco BBI coordinates public offerings of securities of fixed income in local and international capital markets and international debt. In 2019, Bradesco BBI coordinated a total amount of US$16.5 billion in the international capital market and R$50.3 billion in the local capital market, in 175 transactions. Regarding fixed income, we can also point out:

•     Project finance – Bradesco BBI is the advisor and structuring agent in the areas of “Project” and “Corporate Finance,” seeking to optimize financing solutions for projects across various industries through both credit and capital markets operations. In 2019, Bradesco BBI successfully participated in the launching of 50 projects, totaling R$13.4 billion in investments.

•     Structured operations – Bradesco BBI structures customized financial solutions for its customers in terms of their needs such as: investments, acquisitions, corporate reorganization, share repurchase, improved financial ratios, capital structure streamlining, and assets and risk segregation, by offering a number of funding tools to companies. Additionally, Bradesco BBI has a strong presence in the acquisition finance segment.

Complete Investment Platform

We operate a complete investment platform with a value proposition supported by three pillars: broad portfolio of products, investment portfolios and specialized consultancy, whose role is to generate value to the client through a complete offer of products and investment solutions, as well as meet the needs of our investor clients, account holders and non-account holders, according to their age, equity and profile, through different service channels.

The investment management platform, in addition to using the services of the branch network managers, also comprises a specialist team providing advice on the demands of banking products, investment funds, capital market products, broker and private pension. The clients also benefit from suggested portfolios, which combine a diversity of financial products and are established monthly, based on the domestic and international market perspectives.

      84– Reference Form – 2019

7. Issuer’s activities

Intermediation and trading services

Ágora Investimentos

Bradesco’s Casa de Investimentos, Ágora, offers a broad portfolio of products, with investments selected for each investor profile and moment of life, products of Banco Bradesco and the whole market. With a specialized board of trustees in the selection of the best products, it offers several options of investments with a full grid of more than 200 products, like variable income, futures markets, Treasury Bonds, COE, funds, public and private securities of fixed income and Private Pension and recommended portfolios. It also offers specialized advice, recommended customized portfolios, exclusive content on the market, in addition to modern digital and secure platforms.

Ágora Investimentos has a full range of services in investment analysis with coverage of the main sectors and companies of the Brazilian market, providing daily exclusive content and recommendations to the clients.

In 2019, Ágora CTVM S/A, or “Ágora Investimentos” took over the retail operations for individual and non-institutional legal entity clients, with R$43.5 billion in assets under custody and was classified as third in the ranking of custody of individuals of B3.

Through modern trading platforms, either directly through the Website or by the Ágora App, via Bradesco Internet Banking or Bradesco Mobile, the investor has available a complete grid of products, in which the client can negotiate, obtain information and check their position anywhere and at any time and if they still need consultancy, they count on a team of specialists who will find the most appropriate investment in accordance with the profile and purpose of each client.

Ágora Investimentos was awarded by B3, within the Operational Qualifying Program (“PQO”), three excellence seals (Carrying Broker, Execution Broker and Retail Broker), indicating the high quality of the operational services rendered the market and customers investors. Ágora Investimentos also has the seal Certifies propitiating safety and transparency in the investments registered in B3.

Bradesco Corretora

With the centralization of retail operations in Ágora Investimentos, Bradesco S.A. CTVM, or “Bradesco Corretora” now provides services exclusively to the institutional segment, possessing a full service of investment analysis which covers the main industries and companies in the Brazilian market. With a team composed of 36 sector specialists who fairly disclose their opinions to the customers by way of follow-up reports and instruction guides, with a wide range of projections and comparison multiples. Bradesco Corretora also has a team of its own economists dedicated to the customers’ specific demands, focused on the stock market. Over 400 reports, in English and Portuguese, are forwarded on a monthly basis to the most important investors domiciled in Brazil, the United States, Europe and Asia.

Bradesco S.A. CTVM, or “Bradesco Corretora,” operates in the financial market, and has as its objective the mediation of the purchase and sale of shares, commodities futures contracts, financial assets, indexes, options, share rental, swaps, forward contracts, in the primary and secondary market and negotiations in B3 and in the organized over-the-counter market, which are tailored to major corporations and institutional investors.

In 2019, Bradesco Corretora traded R$490.4 billion in the B3 equities market and ranked sixth in Brazil in terms of total trading volume.

In addition, in the same period, Bradesco Corretora traded 56.7 million futures, forwards, swaps and options totaling R$6.7 trillion on the B3. In 2019, Bradesco Corretora ranked sixteenth in the Brazilian market, in relation to the number of futures contracts, terms, swaps and options executed.

Bradesco Corretora offers its clients the possibility to trade securities on the Internet through its “Home Broker” service. In 2019, “Home Broker” trading totaled R$19 billion.

Bradesco Corretora was awarded by B3, within the Operational Qualifying Program (“PQO”), five excellence seals (Agro Broker, Carrying Broker, Execution Broker, Retail Broker and Nonresident Investor Broker), indicating the high quality of its future market transactions. Bradesco Corretora is also certified by CETIP (Clearing House for the Custody and Financial Settlement of Securities, currently “B3”).

      85– Reference Form – 2019

7. Issuer’s activities

Capital markets solutions

In 2019, we were one of the main providers of capital markets services and we maintained our leadership position in the domestic and global market according to the ANBIMA’s ranking of custody of assets.

Among the main services we offer in this segment, we highlight: qualified custody of securities for investors and issuers, administrators of investment funds, clubs and managed portfolios; bookkeeping of securities (shares, BDRs – Brazilian Depositary Receipts, quotas of investment funds, CRIs and debentures); custody of shares backed by DR – Depositary Receipts, loan of shares, liquidating bank, depositary (Escrow Account – Trustee), clearing agent, tax and legal representation for non-resident investors, and fiduciary administration for investment funds.

“Bradesco Custódia” has Quality Management System ISO 9001:2015 certifications, GoodPriv@cy certifications and also holds an ISAE 3402 (International Standard on Assurance Engagements) certification, which comprises assurance reports on controls at a service organization under international standards. These certifications expand our structures of controls, increasing the level of effectiveness and quality of processes.

As of December 31, 2019, the set of the services provided by us, which we call “Bradesco Custódia” was composed of:

•     custody and controllership services for investment funds and managed portfolios involving:

- R$1.9 trillion in assets under custody;

- R$2.6 trillion in assets under controllership; and

- R$202.0 billion in market value, related to 28 ADR (American Depositary Receipts) programs and 4 GDR (Global Depositary Receipts) programs.

•     fiduciary administration for funds, investment clubs and portfolios under management with:

- R$1.0 trillion total shareholders’ equity of investment funds, portfolios under management and investment clubs administrated by Banco Bradesco and by BEM – DTVM.

•     securities bookkeeping:

- 238 member companies of the Bradesco Book-entry Stock System, with 6.3 million shareholders;

- 448 companies with 696 issues in the Bradesco’s Book-Entry debentures system, with a market value of R$618.7 billion;

- 963 investment funds in the Bradesco Book-Entry Quotas System (value of R$89.4 billion); and

- 33 BDR (Brazilian Depositary Receipts) programs managed, with a market value of R$973.6 million.

•     depositary (Escrow Account – Trustee):

- 23,654 contracts, with a financial volume of R$14.1 billion.

International banking services

As a private commercial bank, we offer a wide range of international services, such as foreign trade finance and foreign currency loans, foreign exchange operations and international sureties, lines of credit and banking. As of December 31, 2019, our international banking services included 5 Branches, 9 Subsidiaries and 2 Representative Offices.

      86– Reference Form – 2019

7. Issuer’s activities

Our International and Exchange Board in Brazil coordinates our international transactions with support from 12 operational units specialized in foreign exchange and 18 points of service which are part of the Bradesco Companies Segment (Segmento Bradesco Corporate). This structure is located at major exporting and importing areas nationwide.

Foreign branches and subsidiaries

Our foreign branches and subsidiaries principally provide financing in foreign currency (particularly foreign trade finance operations) to Brazilian and non-Brazilian customers. Total assets of the foreign branches, considering the elimination of intra-group transactions, were R$46.8 billion, as of December 31, 2019, denominated in currencies other than the real.

Funding required for financing or Brazilian foreign trade is primarily obtained from the international financial community, through credit lines granted by correspondent banks abroad. We issued debt securities in international capital markets as an additional source of funding, which amounted to R$19.1 billion (US$4,7 billion) during 2019.

The following is a brief description of our subsidiaries abroad:

Bradesco Europa – Through its unit in Luxembourg and its branch in London, it is also dedicated to providing additional services to clients of the private banking segment.

Bradesco Argentina – It was set up with the purpose of providing services, largely to multinational companies that work in the bilateral trade.

Cidade Capital Markets – In February 2002, Bradesco acquired Cidade Capital Markets in Grand Cayman, through to the acquisition of its parent company in Brazil, Banco Cidade.

Bradesco Securities (U.S., U.K. and H.K.) – Bradesco Securities, our wholly owned subsidiary, is a broker dealer in the United States, England and Hong Kong:

•     Bradesco Securities U.S. focuses on facilitating the purchase and sale of shares, primarily in the form of ADRs and common shares. It offers financial transactions concerning bonds, commercial paper and deposit certificates, among other assets, and may provide investment advisory services;

•     Bradesco Securities U.K. focuses on the intermediation of equities and fixed income operations for Brazilian companies with global institutional investors; short-term fund-raising activities for Banco Bradesco S.A. in Euro Certificate of Deposit (“Euro CD”) and Medium-Term Note (“MTN”) programs; and sale of research reports and services of corporate access by subscriptions to institutional investors in Europe; and

•     Bradesco Securities H.K. focuses on the trading of ADRs and public and private securities issued by Brazilian companies to global institutional investors.

Bradesco North America LLC – It serves as a holding company for our investments in non-bank businesses in the United States.

Bradesco Trade Services – A non-financial institution and a subsidiary of our branch in the Cayman Islands, which we incorporated in Hong Kong in January 2007, in partnership with the local Standard Chartered Bank.

Bradescard Mexico – The business unit of credit card issuance, with emphasis on the partnership with the store network C&A.

Banking operations in the United States

In January 2004, the United States Federal Reserve Bank authorized us to operate as a financial holding company in the United States. As a result, we may do business in the United States directly or through a subsidiary and, among other activities, may sell insurance products and certificates of deposit, provide underwriting services, act as advisors on private placements, provide portfolio management and merchant banking services and manage mutual fund portfolios.

      87– Reference Form – 2019

7. Issuer’s activities

Foreign exchange products

In addition to import and export financing, our customers have access to a range of services and foreign exchange products such as:

•     foreign loans to customers (Decree-Law No. 4,131/62);

•     working capital abroad;

•     WEB exchange contracts;

•     collecting import and export receivables;

•     cross border money transfers;

•     advance payment for exports;

•     accounts abroad in foreign currency;

•     domestic currency account for foreign domiciled customers;

•     cash holding in other countries;

•     structured foreign currency transactions: through our overseas units;

•     service agreements – receiving funds from individuals abroad via money orders;

•     prepaid cards with foreign currency (individual and legal entities);

•     purchasing and selling of foreign currency paper Money;

•     cashing checks denominated in foreign currency; and

•     clearance certificate (international financial capacity certificate).

Consortia

In Brazil, persons or entities that wish to acquire certain goods may set up a group known as a “consortium.” Consortia in Brazil are made up of pooled funds for the purpose of financing an acquisition. Consortia that are formed for the purchase of real estate, vehicles, motorcycles and trucks have a fixed term and quota, both previously determined by its members and are run by an administrator.

Bradesco Administradora de Consórcios manages groups of consortia and, as of December 31, 2019, registered total sales of 1,616,675 outstanding quotas; net income of R$1.4 billion; and fees from consortiums of R$1.9 billion and accrued value of R$81.1 billion.

Insurance products and services, pension plans and capitalization bonds

We offer insurance products, pension plans and capitalization bonds through different segments, which we refer to collectively as “Grupo Bradesco Seguros,” leader in the Brazilian insurance market. With the objective of meeting the needs of each client, we offer a range of products and services, such as:

Life and personal accident insurance

We offer life and personal accident insurance, as well as insurance against miscellaneous events, such as job loss, through our subsidiary Bradesco Vida e Previdência. As of December 31, 2019, there were 33.1 million life insurance policyholders.

Health insurance

The health insurance policies cover medical/hospital expenses. We offer health insurance policies through Bradesco Saúde and its subsidiaries for small, medium or large companies wishing to provide benefits for their employees.

On December 31, 2019, Bradesco Saúde and its subsidiary Mediservice Administradora de Planos de Saúde S.A. (Mediservice) had more than 3.6 million beneficiaries, including those covered by company plans and individual/family plans. Approximately 146 thousand companies in Brazil pay into plans provided by Bradesco Saúde and its subsidiaries, including 43 of the top 100 largest companies in the country.

      88– Reference Form – 2019

7. Issuer’s activities

Bradesco Saúde currently has one of the largest networks of providers of health services in Brazil. As of December 31, 2019, it included 10,971 laboratories, 17,169 specialized clinics, 15,175 physicians and 2,063 hospitals located throughout the country.

Automobiles, property/casualty and liability insurance

We provide automobile and property/casualty insurance through our subsidiary Bradesco Auto/RE.

The automobile insurance can cover losses arising from damage caused to the insured vehicle in cases of collision, larceny, theft and fire, in addition to damages to passengers and third parties. In automobile insurance, intended for individuals and companies, we highlight the “Seguro Auto Light,” for being a 100% digital, and “Bradesco Seguro Auto Correntista” for being a product that offers discounts, benefits and exclusive coverage to account holders of Banco Bradesco.

Retail property/casualty insurance is for individuals, particularly those with residential and/or equipment related risks and small- and medium-sized companies whose assets are covered by multi-risk business insurance. Of the various property/casualty lines for individuals, our residential policy (Bilhete Residencial) is a relatively affordable and highly profitable product. For legal entities, Bradesco Auto/RE offers Bradesco Seguro Empresarial (business insurance), which is adapted to meet our customers’ and business needs, according to their industry sector, and Bradesco Seguro Condomínio customized according to the reality of each undertaking.

As of December 31, 2019, Bradesco Auto/RE had 1.5 million insured automobiles and 1.4 million property/casualty policies and notes, making it one of Brazil’s main insurers.

Supplementary Pension plans

We have managed individual and corporate pension plans since 1981 through our wholly-owned subsidiary Bradesco Vida e Previdência, which is now one of the leading pension plan managers in Brazil, as measured by investment portfolio and technical provision criteria, based on information published by FenaPrevi and SUSEP.

Bradesco Vida e Previdência offers and manages a range of individual and collective pension plans. Our largest individual plans in terms of contributions known as VGBL and PGBL are exempted from paying taxes on income generated by the fund portfolio.

As of December 31, 2019, Bradesco Vida e Previdência accounted for 22,8% of the pension plan and VGBL market in terms of contributions, according to SUSEP. On December 31, 2019, Bradesco Vida e Previdência accounted for 25.1% of all supplementary pension plan assets under management, 23.7% of VGBL, 23.0% of PGBL and 49.7% of traditional pension plans, according to FenaPrevi.

Brazilian law currently permits the existence of both “open” and “closed” private pension entities. “Open” private pension entities are those available to all individuals and legal entities wishing to join a benefit plan by making regular contributions. “Closed” supplementary pension plan entities are those available to discrete groups of people such as employees of a specific company or a group of companies in the same sector, professionals in the same field, or members of a union. Private pension entities grant benefits on the basis of periodic contributions from their members, or their employers, or both.

We manage pension and VGBL plans covering 2.9 million participants, 60.8% of whom have individual plans, and the remainder of whom are covered by company plans. The company plans account for 15.6% of technical reserves.

Under VGBL and PGBL plans, participants are allowed to make contributions either in installments or in lump-sum payments. Participants in pension plans may deduct the amounts contributed to PGBL up to 12.0% of the participant’s taxable income when making their annual tax declaration. Under current legislation, redemptions and benefits are subject to withholding tax. VGBL plan participants may not deduct their contributions when declaring income tax. At the time of redemption, or when benefits are paid out, tax will be levied on the income accrued, pursuant to current legislation.

      89– Reference Form – 2019

7. Issuer’s activities

VGBL and PGBL plans may be acquired by companies in Brazil for the benefit of their employees. In December 2019, Bradesco Vida e Previdência managed R$176.7 billion in VGBL and R$38.4 billion in PGBL plans. Bradesco Vida e Previdência also managed R$27.8 billion in pension plans.

Bradesco Vida e Previdência also offers pension plans for corporate customers that are in most cases negotiated and adapted to the specific needs for this type of customer.

Bradesco Vida e Previdência earns revenues primarily from:

•     pension and PGBL and VGBL plan contributions as well as life insurance and personal accidents premiums;

•     revenues from management fees charged to participants in accordance with mathematical provisions; and

•     interest income.

Capitalization bonds

Bradesco Capitalização is the leader among private sector capitalization bond companies, according to SUSEP and offers its customers capitalization bonds with the option of a lump-sum or monthly contributions. Plans vary in value (from R$20 to R$50,000), form of payment, contribution period, and periodicity of draws for cash prizes of up to R$1.4 million (net premiums). Plans are adjusted based on the Reference Rate (TR) plus interest over the value of the mathematical provision, which may be redeemed by the shareholder at the end of the grace period. As of December 31, 2019, we had around 7.5 million “traditional” capitalization bonds and around 14.7 million incentive capitalization bonds. Given that the purpose of the incentive capitalization bonds is to add value to the products of a partner company or even to provide an incentive for its customer to avoid delinquency, the plans are for short-terms and grace periods with low unit sales value. At the end of 2019, Bradesco Capitalização had approximately 22.2 million capitalization bonds and 2.7 million customers.

The investment grade rating of Bradesco Capitalização on a domestic scale is “brAA-/Stable/--,” assigned by S&P Global rating agency.

      90– Reference Form – 2019

7. Issuer’s activities

b)     Characteristics of the distribution process

Distribution channels

The following table presents our main distribution channels in the period stated:

Structural Information (1) - Units	2019	2018	2017
Service Points	80,222	76,122	73,411
- Branches	4,478	4,617	4,749
- Pas	3,997	3,816	3,899
- PAEs	874	907	928
- Assisted Points of Banco24Horas Network (2)	14,763	12,697	11,050
- Bradesco Expresso (Corresponding)	39,100	39,100	38,708
- Bradesco Promotora	16,938	14,912	14,002
- Losango	58	60	63.00
- Branches/Overseas Subsidiaries	14	13	12
Self-service machines	57,720	58,099	56,849
- Bradesco Network	33,900	34,997	35,590
- Banco24Horas Network	23,820	23,102	21,259

(1) We offer products and services also through digital channels such as: (i) contact center; (ii) mobile app; and (iii) internet banking; and
(2) Including overlapping ATMs within the Bank’s own network and the Banco24Horas Network.

Distribution channels of insurance products, pension plans and capitalization bonds

We sell our insurance products, pension plans and capitalization bonds through our website, through brokers based in our network of bank branches, and brokers throughout Brazil, all of whom are compensated on a commission basis. Our capitalization bonds are offered through our branches, the Internet, our call center, ATMs and external distribution channels.

The following table shows the distribution of sales of these products through our branches and outside our branches:

Percentage of total sales by product	2019	2018	2017
Insurance products:
Sales through branches	38.1%	38.0%	38.5%
Sales outside branches	61.9%	62.0%	61.5%
Supplementary pension products:
Sales through branches	86.0%	87.1%	88.1%
Sales outside branches	14.0%	12.9%	11.9%
Capitalization bonds:
Sales through branches	86.4%	85.7%	86.1%
Sales outside branches	13.6%	14.3%	13.9%

      91– Reference Form – 2019

7. Issuer’s activities

Partnerships with retail companies – Bradesco Expresso

“Bradesco Expresso” enables us to expand our share of the correspondent bank segment through partnerships with supermarkets, drugstores, grocery stores, department stores and other retail chains. These companies provide basic banking services like the receipt of utility bills, payment vouchers, withdrawals from current and savings accounts and social security benefits, and deposits, among others. The services are provided by employees at the relevant establishments, while decisions regarding granting of credit or opening of accounts are made by us.

The main services we offer through Bradesco Expresso are:

•     receipt and submission of account application form;

•     receipt and submission of loans, financing and credit card application form;

•     withdrawals from checking accounts and savings accounts;

•     National Institute of Social Security (“INSS”) benefit payments;

•     checking accounts, savings accounts and INSS balance statements;

•     receipt of utility bills, bank charges and taxes; and

•     prepaid mobile recharge.

As of December 31, 2019, the Bradesco Expresso network totaled 39,100 service stations, of which 8,415 were new service stations, with an average of 42.1 million monthly transactions or 2.0 million transactions per business day.

Digital Channels

The Digital Channels offer mobility and autonomy to customers so that they may use the Bank from wherever they are and expand their businesses with us.

In addition to traditional and consolidated service channels, such as Automatic Teller Machines (“ATMs”), telephone service, and Internet Banking, clients have access to an extensive portfolio of products and services through Bradesco App, available from the simplest to the most sophisticated devices.

Below is a brief description of our digital channels:

Bradesco Celular – Through apps for individuals and legal entities, we make payment transactions, transfers, balance inquiries, loans, and many other conveniences available. Clients that access their accounts through their mobile phone are not charged by their data package due to an agreement made with Brazil’s major mobile network operators.

Products and services available through Bradesco Celular include:

•       Opening Accounts: available in the Bradesco Applications (Classic), it allows new clients to open an account through their mobile phone, without going to the branch, including the sending of documents by mobile phone. In 2019, 341.0 thousand individual accounts were opened, an increase of 339% in comparison to the 78 thousand in 2018 and 21.1 thousand legal entity accounts;

•       Real Estate Credit Simulator: the client can request a quote for a real state financing through the application and receive it within one hour;

•       Bradesco Net Empresa Celular (Bradesco Net Company Mobile Banking): allows legal entities to manage their corporate banking at anytime and anywhere;

•       Consortium: simulation and purchase of real estate, automotive and heavy vehicle consortium;

•       Purchase of foreign currency: purchase of up to 10 thousand dollars or the equivalent in euro directly via the App; and

•       Insurance: purchase of life, home, dental and travel insurance.

      92– Reference Form – 2019

7. Issuer’s activities

BIA – Bradesco Artificial Intelligence (Bradesco Inteligência Artificial) interacts with the user, answers questions about products and services and assists with transactions. In 2019, BIA, which recorded 268.6 million interactions, 93.9 million via WhatsApp, where we offer the expansion of transactional services, such as balance check, balance transfer and payment operations in our own channels and in partner channels, such as Facebook Messenger, Google Assistant, Amazon Alexa and Apple Business Chat. BIA is able to answer questions on more than 89 products and services of the bank. It is available for employees and clients, and provides faster, practical and autonomous services. We were a pioneer in Brazil in the use of IBM’s cognitive computing platform, Watson.

Internet – Showing our pioneering and innovative spirit, we were the first financial institution in Brazil to have an electronic address on the internet and provide financial services to our clients through this channel, in 1996.

This communication platform may be divided into two main areas of access and dissemination of content:

•       Bradesco Institutional Website (banco.bradesco): simplified content and language adapted for digital media. It allows the clients and the public at large to access to a wide range of information and clarifications on various financial products and services. Currently, we have 39 websites in this format, of which 28 for individuals and 11 for companies. Highlight to the MEI website, which is an intuitive portal dedicated to the Individual Micro Entrepreneur, with banking and non-banking solutions; and

•       Bradesco Internet Banking for Financial Services: we have 16 operational websites, 10 for Individuals and 6 for Companies, with access through credentials and personal security devices for current account holders and CPF (Individual Taxpayer’s ID) and password for non-account holders.

We now have our own domain, banco.bradesco, being one of the few Brazilian companies to have a top-level domain or generic top-level domain (“gTLDs”), an initiative of the Internet Corporation for Assigned and Numbers (“ICANN”), a body responsible for internet protocols and which regulates addresses on the worldwide web. These proprietary website addresses make the access to our content more practical and intuitive.

•      Self-service – Our self-service channel provides convenience to clients, giving access to transactions outside the branch’s internal environment and enabling the marketing of our products with the challenge of consolidation as a business channel.

Our self-service network has 33,900 machines, of which 4,439 present an immediate deposit and recycling of bank notes option and 159 that allow for withdrawals in U.S. dollar and Euro. In addition, our clients rely on 23,820 ATMs available under the Banco24Horas network to make withdrawals, check balances, obtain statements, contract loans, pay bills, make transfers between Bradesco accounts and use DOC/TED (types of bank transfers), Prepaid Card, and “proof of life” for INSS (physical proof of the existence of the old age pensioner or survivor to maintain the right to social benefit).

Our ATMs have highly advanced security technology: biometric reading that identifies customers and authenticates ATM transactions works through a sensor/invisible light beam that captures the image of the vascular pattern of the palm of the hand. The biometric reading enables our customers to, for example, carry out transactions without a card, by simply using the palm of their hand and their six-digit password, providing convenience and speed without compromising security.

•         Telephone services – Fone Fácil (Contact Center) – Fone Fácil Bradesco allows clients to bank by telephone, which can be accessed by choosing electronic service or personalized service.

In the electronic service, we provide a sophisticated service system powered by voice command, which provides clients the experience of doing what they want to do through simple voice commands, without the need for listening to various service options and having to choose them by typing the option on the telephone. The client can request the desired service directly.

      93– Reference Form – 2019

7. Issuer’s activities

Through this channel we offer our main financial services, such as payments, transfers between Bradesco accounts, DOC/TED, investments, credit contracting, support and registration of the security key in the mobile phone, among others.

By calling Fone Fácil, clients can access other relationship centers, such as for credit cards, private pensions, capitalization, credit, private and internet banking, among others.

•      Social networks – Starting in 2004, Bradesco’s pioneering and innovative use of social networks soon became a market benchmark. With a focus on relationship, co-creation of content and business and brand monitoring, we positioned ourselves as a reference bank in content for the entire community. We have our own team of social media specialists working shifts to cater for demand from Customers and Non-Customers on a 24/7 basis.

In 2019, 96.3% of our banking transactions were performed through digital channels. The tables below show the number of transactions carried out through digital channels, the credit authorized through these channels and the quantity of current account holders:

In millions of transactions	2019	2018	2017
Mobile Individuals + Companies	11,802	10,259	7,783
Internet Individuals + Companies – with WebTA (1)	5,546	5,670	5,449
ATMs	1,914	1,939	2,052
Telephone Banking (Fone Fácil)	134	156	195
Total	19,396	18,024	15,479
(1) WebTA is an internet file transmission service, to the Bank, carried out by corporate customers using Net Empresa.

 In 2019, the volume of the loans authorized in the digital channels represented 23.6% of the total originated in the Organization (considering the same products available in digital), and grew 47% for individuals and by 40% for companies. It is worth highlighting the important evolutions of loans authorized through mobile channel, which represents 61% of the total authorized for individuals and 12% for companies, in the Digital Channels.

	2019	2018	2017
Loans authorized in the Digital Channels - In R$ billion
Individuals	25.5	17.4	11.8
Companies	30.1	21.5	17.0
Total	55.6	38.9	28.8
Account holders with Digital Profile - In million
Individuals	15.8	14.1	12.6
Companies	1.3	1.2	1.1
Total	17.1	15.3	13.7

next

On October 30, 2017, we officially launched next, to complement the ecosystem of solutions of the Bradesco Organization. It was developed as a 100% digital platform and is accessed by the client through an app for iOS and Android. Our goal is for next to cater to a new range of clients, the hyperconnected generation, thus complementing our ecosystem of solutions.

next predictively interacts with the user based on his or her behavior through interactive and innovative tools, offering the best experience of use and relationship with the client, in order to provide intelligent journeys driven towards their goals, offering practicality in their daily activities and intelligent solutions. next uses the most modern Technology solutions, User Experience, Analytics and Artificial Intelligence.

      94– Reference Form – 2019

7. Issuer’s activities

As of December 31, 2019, we surpassed 1.8 million accounts, with next reaching clients in 100% of municipalities in Brazil.

In the accrued for the year, clients executed more than 376 million transactions, a volume 317% higher than the one performed in the previous year, which shows that, in addition to opening accounts in a solid and consistent way, clients are becoming more and more engaged with next.

inovabra

inovabra is the innovation ecosystem designed to give support to the corporate strategy, fostering innovation through collaborative work with companies, startups, technology partners, investors and mentors. This innovation platform provides conditions to share future business visions, accelerate the search for new solutions and materialize the innovation in the Organization, with the aim of meeting the needs of our clients and ensure the sustainability of the business in the long term. inovabra is composed by eight programs of complementary actions:

•     inovabra centers: an internal innovation program, which encourages our employees to practice creativity and entrepreneurship, spreading the culture of innovation inside the Organization;

•     inovabra startups: the program is an open innovation program that enables strategic partnerships between us and startups that have applicable solutions or with the possibility of adaptation to financial and non-financial services that may be offered or used by our Organization or partner companies;

•     inovabra ventures: it is a proprietary capital fund, currently with a capital of R$400 million. It is managed by the area of Private Equity area and is intend to invest in startups with technology and/or innovative business models;

•     inovabra pesquisa (research): multidisciplinary team, with analysts and researchers who conduct an in depth study of new technologies and business models to be on the frontier of knowledge and propose cases of use. In constant interaction with partners, universities and research institutes in Brazil and abroad, the team supports inovabra in conducting the innovation process. Responsible for conducting research on emerging technologies such as Artificial Intelligence, blockchain, IoT (Internet of Things) and quantum computing and their impacts on financial services and products;

•     inovabra lab: is an environment which centralizes 16 laboratories in the areas of technology, designed to operate in a model of collaborative work with large technology partners, residents in this environment. The model provides gains in operating efficiency with the optimization and reduction in the terms for certification of new technologies (hardware and software), prototyping, testing, proof of concept, launches and solutions to new challenges;

•     inovabra international: the program is structured in an environment of innovation based in New York and connections in London, which works as a radar on the global ecosystem of innovation and entrepreneurship of startups; and

•      inovabra habitat and digital hub platform: a building with more than 22 thousand square meters, located on the large economic innovation and cultural center of São Paulo – between Avenida Angélica and Rua da Consolação, near Avenida Paulista –, where large companies, startups, investors and mentors work collaboratively to innovate and generate business. In addition to fostering the world of entrepreneurship in Brazil and the culture of innovation in organizations, the habitat tends to contribute with the country in the search for a position of greater prominence in the global innovation. In addition, through the digital hub platform, it is possible to select startups without geographical barriers. The entrepreneurs who registered on the platform have access to business opportunities with Bradesco and with the main partner companies.

      95– Reference Form – 2019

7. Issuer’s activities

c)     Characteristics of the market segments, specially:

i) Participation in each market:

In the following section, we demonstrate the percentages of Bradesco’s participations in relation to banking and insurance segment and its distribution channels:

	As a percentage (%)
Market Share	2019	2018	2017
Source: Bacen
Bank
Demand Deposits	12.2	12.7	11.3
Savings Deposits	13.3	13.8	14.1
Time Deposits	14.0	13.9	10.8
Loans	12.2	11.5	11.0
Loans - Private Institutions	23.1	23.6	23.9
Loans - Vehicles Individuals (CDC + Leasing)	14.2	13.8	13.8
Payroll-Deductible Loans	16.4	15.3	14.1
Social Security Institute (INSS)	21.2	19.7	20.6
Private Sector	16.5	15.6	13.9
Public Sector	13.4	12.3	10.0
Real Estate Financing	8.1	8.1	8.1
Consortia
Real Estate	26.7	28.7	29.5
Auto	33.3	32.5	31.8
Trucks, Tractors and Agricultural Implements	20.1	18.3	16.5
Internacional Area
Export Market	24.0	24.1	22.4
Import Market	23.9	24.4	21.4
Source: Insurance Superintendence (Susep), National Agency for Supplementary Healthcare (ANS) and National Federation of Life and Pension Plans (Fenaprevi)
Insurance Premiums, Pension Plan Contributions and Capitalization Bond Income	24.0	24.9	25.9
Insurance Premiums (including Long-Term Life Insurance - VGBL)	23.6	24.2	25.1
Life/Personal Accident Insurance Premiums	19.8	19.0	19.9
Auto/P&C Insurance Premiums	7.8	7.9	8.7
Auto/Optional Third-Party Liability Insurance Premiums	11.4	11.1	11.7
Health Insurance Premiums	51.0	52.1	47.8
Income f rom Pension Plan Contributions (excluding VGBL)	27.4	31.5	35.2
Capitalization Bond Income	26.8	29.5	29.1
Technical provisions for insurance, pension plans and capitalization bonds	24.2	25.6	26.8
Income f rom VGBL Premiums	22.3	24.3	26.9
Income f rom Unrestricted Benef its Pension Plans (PGBL) Contributions	25.8	26.0	32.4
Pension Plan Investment Portfolios (including VGBL)	25.1	26.7	28.3
Source: Anbima
Investment Funds and Managed Portfolios	18.6	20.5	21.5
Source: Social Security National Institute (INSS)/Dataprev
Benef it Payment to Retirees and Pensioners	32.1	31.6	31.1
Source: Brazilian Association of Leasing Companies (ABEL)
Lending Operations	21.7	19.3	18.7

      96– Reference Form – 2019

7. Issuer’s activities

ii) competitive conditions in markets

We face significant competition in all of our principal areas of operation, since the Brazilian financial and banking services markets are highly competitive and have undergone an intensive consolidation process in the past few years.

As of December 31, 2019, state-owned financial institutions held 39.7% of the National Financial System’s (“SFN”) assets, followed by domestic private financial institutions (taking into consideration financial conglomerates) with a 44.1% share and foreign-controlled financial institutions, with a 16.2% share.

Public-sector financial institutions play an important role in the banking sector in Brazil. Essentially, they operate within the same legal and regulatory framework as private-sector financial institutions, except that certain banking transactions involving public entities must be made exclusively through public-sector financial institutions (including, but not limited to, depositing federal government funds or judicial deposits).

According to Circular No. 3,590/12, transactions of transfer of corporate control, acquisitions, mergers, transfer of business and other acts of concentration should be analyzed by the Central Bank of Brazil with respect to their effects on competition and to the stability of the financial system.

Through Resolution No. 4,122/12, the CMN set out new requirements and procedures for incorporation, authorization for operations, cancellation of authorization, changes of control, corporate restructurings and conditions for exercising positions in statutory or contractual bodies of financial institutions and other institutions authorized to operate by the Central Bank of Brazil.

In April 2018, the CMN regulated fintechs credit companies, through the Resolution No. 4,656/18, which sets forth the establishment and operation of the direct loan companies (“SCD”) and the peer-to-peer loans companies (“SEP”) and regulating the loan and financing operations peer-to-peer using electronic platforms. In summary, SDC and SEP have to be constituted in the form of joint stock companies and must meet less demanding criteria than other financial institutions for authorization. However, SDCs can only perform loan and financing operations using their own resources, while the SEP cannot make use of operations with own resources, mainly acting as intermediary between creditors and debtors, in addition to the provision of other services established in the Resolution.

In 2019, the CMN created the Micro Entrepreneur and Small Business Credit Company (“SCMEPP”), through Resolution No. 4,721/19, which provisions on the constitution, authorization for operation, corporate restructuring and cancellation of authorization for operation. The SCMEPP has the activity of granting funding to individuals, micro companies and small businesses in the viability of their projects. The SCMEPP cannot raise money from the public, as well as issue bonds and securities to place bids and public offering.

In this scenario, the fintechs that are already in expansion in the Brazilian market, may act in a regulated manner and independently from a financial institution already constituted, as an SCD or SEP. The process of obtaining authorization for operation of the SCD, SEP and SCMEPP has fewer requirements than those of a multiple bank, which facilitates their achievement; in contrast, these companies have a more limited scope of action. Despite this, these new rules and types of financial institutions will stimulate the competition between financial institutions and thus, in particular in the loan market, will adversely affect the Bank.

In 2020, the CMN, by means of Resolution No. 4,792/20, changed Resolution No. 4,656/18 referring to the SDC and SEP whose new provisions shall enter into force on May 4, 2020. In relation to the SCD, the possibility of issuing the payment instrument of post-payment and financing of their activities with resources from the National Bank for Economic and Social Development (BNDES) was included and was expanded to the types of investment funds that can finance the SCD and SEP operations.

The Open Banking is also seen as one of the ways of promoting innovation. The movement, started in the United Kingdom, is being molded in Brazil, with the participation of the Central Bank of Brazil in partnership with the Febraban and its associates.

 The Open Banking takes as premise the customer’s right to decide which institutions can use their data, i.e., it may authorize other companies to access their information of balance and bank statement, for example. And the reverse is also feasible: the customer may authorize other companies to share information with Bradesco.

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Since 2017, we follow the regulatory movements and new business in relation to Open Banking, where work groups have already been created participating with the technical, control and business areas with the target of establishing new business models and to be in compliance with the regulation of the Central Bank of Brazil, which should enter into force in the second half of 2020.

Deposits

The deposit market is highly concentrated, whereby our main competitors are Itaú Unibanco, Caixa Econômica Federal, Banco do Brasil and Santander. The five largest institutions concentrate 77.8% of the deposits of the Brazilian market.

Loans and advances

Competition in loans and advances has been increasing in recent years. Our main competitors are Itaú Unibanco, Banco do Brasil and Santander Brasil.

Credit cards

The credit card market in Brazil is highly competitive. Our primary competitors are Banco do Brasil, Itaú Unibanco, and Santander Brasil. Management believes that the primary competitive factors in this area are card distribution network, the services and benefits offered.

Consortia

In December 2019, according to Central Bank of Brazil, the consortia market included 146 administrators, divided between the bank, manufacturer and independent administrators.

Our main competitors are Porto Seguro and Caixa Econômica Federal in the real estate segment; Banco do Brasil and Itaú in the automobile segment; and Randon and Conseg in the trucks segment.

One of our competitive differentials is the credibility of the Bradesco brand and our extensive distribution network, with the largest service network in the entire whole of Brazil.

Investment Bank

The investment bank market in Brazil is very competitive, involving the participation of national and international financial institutions. Among the main players are Itaú BBA, BTG Pactual, Santander and other international institutions. Bradesco BBI has nonetheless achieved significant success in this market, obtaining recognition from renowned international agencies that follow the sector globally.

Leasing

In general, our main competitors in the Brazilian leasing market are Santander Leasing, Banco IBM, HP Financial Service and Daycoval Leasing. We currently enjoy certain competitive advantages, as we have a larger service network than any of our private sector competitors.

Asset management

On December 31, 2019, the asset management industry in Brazil managed assets worth R$5.4 trillion in shareholders’ equity according to ANBIMA’s investment asset management ranking. BRAM held a portion of R$560.4 billion or 10.3% of market share. We are one of the leading institutions as measured by the number of investment asset quotaholders with 3.1 million. Our main competitors are BB DTVM and Itaú Unibanco.

Insurance, pension plans and capitalization bonds

Insurance sector

According to SUSEP, in 2019 we were leader in the Brazilian insurance market. Grupo Bradesco Seguros faces growing competition from several domestic and multinational companies in all branches of this sector, which, in recent years, has been changed in Brazil as foreign companies have begun to form associations with national insurers. In this respect, the main competitive factors are price, financial stability, and recognition of the name and services provided by companies. With respect to services, competition primarily involves the ability to serve the branches that market such services, including the level of claims handling automation, and development of long-term relationships with customers.

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Our main competitors are: BB Seguridade, Itaú Unibanco Seguros S.A., SulAmérica Seguros, Porto Seguro, Caixa Seguros and Zurich/Santander, which account for a combined total of approximately 51.4% of all premiums generated in the market, as reported by SUSEP, in 2019.

We believe that the penetration of our service network, present in all municipalities in Brazil, gives Grupo Bradesco Seguros a significant competitive edge over most insurance companies, thereby promoting cost savings and marketing synergies.

Regarding the healthcare sector, although most insurance activities are carried out by companies with nationwide operations, there is also competition from companies that operate locally or regionally.

Pension plan sector

The Brazilian government’s monetary stabilization policies stimulated the pension plan sector and attracted new international players.

Bradesco Vida e Previdência’s main competitive advantages are the “Bradesco” brand, our extensive branch network, our strategy and our record of being in the forefront of product innovation.

Our main competitors are BB Seguridade, Itaú Unibanco Seguros, Caixa Seguros and Zurich/Santander.

Capitalization bonds sector

Our competitive strengths in this sector include our offering of low-cost products with a higher number of prize drawings, security, financial stability, and brand recognition.

Our main competitors are BB Seguridade, Itaú Unibanco Seguros, Santander, Caixa Seguros and Icatu, which together represent approximately 57.6% of the total capitalization revenue generated in the market, according to information provided by SUSEP in 2019.

d)     Seasonality

We generally have some seasonality in certain parts of our business. There is certain seasonality in our consumer financing business (including our credit card business, financing of goods and others), with increased levels of credit card transactions and financing of goods at the end of the year and a subsequent decrease of these levels at the beginning of the year. We also have certain seasonality in our collection fees at the beginning of the year, which is when taxes and other fiscal contributions are generally paid in Brazil. In our PGBL and VGBL business, seasonality happens at the end of the year, when the Christmas bonuses and profit sharing are usually paid.

e)     Main raw materials, stating:

i) description of relationships with suppliers, including whether they are subject to governmental control or regulation, with agencies and applicable legislation:

Bradesco hires suppliers and establishes business relationships with partners that operate with ethical standards that are compatible with the Organization, through a strict selection process and does not negotiate with those who, verifiably, disrespect the provision of its Code of Ethical Conduct, and also guides its business relationship by the Sectorial Code of Ethical Conduct for the Purchasing Professional.

Bradesco also has a program relationship with strategic suppliers to discuss the revaluation of the supply chain of the total acquisition cost, optimization of products, innovation and sustainability. There are regular meetings with Bradesco’s executives and its suppliers, which establish objectives and the monitoring of the results of actions taken.

ii) Any dependence on a small number of suppliers:

Bradesco has no dependence on suppliers to perform its activities.

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iii) Possible volatility affecting its prices:

The prices volatility, as resources for loans, interest rates charged on products, among other things, rely on macroeconomic conditions and market rates.

If there is an expected inflation growth rate, the Central Bank of Brazil may increase the base interest rate, increasing, consequently, interest rates for loans. Another factor that can enhance loans is the increase in the delinquency rate for customers. Moreover, variations in tax rates on loans also make these operations more expensive.

7.4 – Customers responsible for more than 10% of the total net revenue

Bradesco has no clients that are responsible for more than 10% of the total net revenue of the institution.

7.5 – Relevant effects of the state regulation of activities

a)     need for governmental authorization for the exercise of activities and history of relation with the public administration in order to obtain such authorizations

The basic institutional framework of the Brazilian Financial System was established in 1964 by Law No. 4,595/64, known as the “Banking Reform Law.” The Banking Reform Law dealt with monetary, banking and credit policies and institutions, and created the CMN. For purposes of Brazilian regulation, insurance companies, private pension entities and capitalization bond issuers are not considered financial institutions.

Principal regulatory agencies

CMN

CMN is responsible for overall supervision of monetary, credit, budgetary, fiscal and public debt policies. CMN has the following functions:

•     regulating loans and advances granted by Brazilian financial institutions;

•     regulating Brazilian currency issue;

•     supervising Brazil’s reserves of gold and foreign exchange;

•     determining saving, foreign exchange and investment policies in Brazil; and

•     regulating capital markets in Brazil.

In December 2006, CMN regulated the adoption of a new Risk-Based Supervision System (“SBR”), as general guidelines for the CVM’s activities, through Resolution No. 3,427/06. This model is also regulated by CVM Resolution No. 757/16, establishing as SBR objectives: (i) identify risks to which the market is exposed; (ii) rank these risks in order of severity and probability of occurrence; (iii) establish mechanisms for mitigating these risks and the losses they might cause; and (iv) control and monitor the occurrence of risk events. Among other effects, this system allows for a fast-track reviewing process for the issuance of securities.

Central Bank of Brazil

The Central Bank of Brazil was created by Law No. 4,595/64 and is the primary executor of the guidelines of the CMN, responsible for ensuring the purchasing power of the national currency, including responsibility for:

•     implementing currency and credit policies established by the CMN;

•     regulating and supervising public and private sector Brazilian financial institutions;

•     controlling and monitoring the flow of foreign currency to and from Brazil; and

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•     overseeing the Brazilian financial markets.

The Central Bank of Brazil’s chairperson is appointed by the President of Brazil for an indefinite term of office, subject to approval by the Brazilian senate.

The Central Bank of Brazil supervises financial institutions by:

•     setting minimum capital requirements, compulsory deposit requirements and operational limits;

•     authorizing corporate documents, capital increases, acquisition of interest in new companies and the establishment or transfer of principal places of business or branches (in Brazil or abroad);

•     authorizing changes in shareholder control of financial institutions;

•     requiring the submission of annual and semiannual audited financial statements, quarterly revised financial statements and monthly unaudited financial information; and

•     requiring full disclosure of loans and advances and foreign exchange transactions, import and export transactions and other directly related economic activities.

CVM

The CVM is a local entity in the special scheme, linked to the Ministry of Finance, with its legal personality and its own equity, with independent administrative authority, absence of hierarchical subordination, fixed mandate and stability of its directors, and financial and budgetary autonomy. The local entity was created on December 7, 1976 by Law No. 6,385/76 with the objective of overseeing, standardizing, regulating and developing the Brazilian securities markets in accordance with securities and capital-market policies established by CMN.

In this way, it is incumbent upon the CVM:

•        regulatory framework, with due observance of the policy defined by the CMN, the matters expressly provided for in Law No. 6,385/76 and Law No. 6,404/76;

•        to encourage the formation of savings and their application in securities;

•        to permanently supervise the activities and services of the securities market, as well as the publication of information relating to the market, to the people participating in it, and the values traded in it;

•        to propose to the CMN the possible fixing of maximum limits on price, commissions, fees and any other benefits charged by intermediaries in the market;

•        to protect the holders of securities and investors from the market against irregular issuing of securities; illegal acts of administrators and shareholders of publicly traded companies, or administrators of the securities portfolio;

•        to prevent or discourage modalities of fraud or manipulation intended to create artificial conditions of demand, offer or price of securities traded on the market; and

•        to ensure the efficient operation and regulate stock and OTC markets and the observance of fair trade practices in the securities market.

Thus, the main objectives of the CVM are:

•        ensuring the integrity of the capital market;

•        boosting the efficiency of the capital market; and

•        promoting the development of the capital market.

The main focus of the CVM on overseeing and regulating the Brazilian capital market is:

•        to promote the culture of investment in the Brazilian capital market;

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•        to increase the participation of the capital market as a competitive source of financing;

•        to reduce the costs of observance of market participants;

•        to increase the liquidity of markets;

•        to improve the efficiency of supervision of the market; and

•        to increase the efficiency of the sanctioning action.

Banking regulations

Principal limitations and restrictions on activities of financial institutions

Under applicable laws and regulations, a financial institution operating in Brazil:

•     may not operate without the prior approval of the Central Bank of Brazil. In the case of foreign banks, the recognition of the national interest, authorizing its installation, previously carried out by presidential decree, also became a responsibility of the Central Bank of Brazil, through Decree No. 10,029/19. On January 22, 2020, the Central Bank of Brazil issued Circular No. 3,977/20, recognizing as of interest to the Brazilian Government the shareholding in the capital of financial institutions headquartered in Brazil, of natural persons or legal entities resident or domiciled abroad, provided that the requirements and procedures for constitution, operating permit, cancellation of the permit, control changes and corporate restructuring of financial institutions, provided for in the regulations of the Central Bank of Brazil;

•     may not invest in the equity of any other company beyond regulatory limits;

•     may not conduct credit and leasing transactions or provide guarantees of more than 25.0% of their RE to a single person or group;

•     may not own real estate, except for its own use; and

•     according to Law No. 4,595/64 and CMN Resolution No. 4,693/18, financial institutions are prohibited from conducting credit operations with related parties. Exempted from the prohibition are loan operations with related parties that comply with all of the following conditions:

o  the loan operations with related parties, except for the cases provided for in the legislation or in specific regulations, may only be carried out under conditions compatible with the market, including the limits, interest rates, grace period, terms, guarantees required and criteria for risk classification for purposes of constitution of a provision for probable losses and write-off as loss, without additional benefits or differentiated as compared to operations accepted to other clients with the same profile as the respective institutions. The parameters adopted by the institution in credit operations of the same type for policyholders with the same profile and credit risk are considered compatible with the conditions of the market; and

o  the sum of the balances of loan operations contracted, directly or indirectly, between the related parties must not be greater than 10% of the value related to the shareholders’ equity adjusted by the accumulated revenues and expenses deducting the value of stake in institutions authorized to operate by the Central Bank of Brazil and in financial institutions abroad, observing the following individual caps: (i) 1% for hiring an individual; and (ii) 5% for hiring a legal entity, safeguarding the exceptions established in the Resolution.

•     The following loan operations are also exempt from the prohibition provisioned in Law No. 4,595/64, respecting the limits and conditions established in the regulations:

o  the operations with companies controlled by the Government, in the case of federal public financial institutions;

o  the loan operations that have as counterpart a financial institution of the same prudential conglomerate, as long as certain conditions established in the legislation and the law are respected;

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o  the interbank deposits regulated in the form of section XXXII of the caput of Article 4 of Law No. 4,595/64;

o  the obligations assumed between related parties as a result of the responsibility imposed on clearance members and other participants of chambers or providers of clearance and settlement systems authorized by the Central Bank of Brazil or by the CVM and their counterparts in operations conducted in the scope of these chambers or service providers; and

o  the remaining cases authorized by the National Monetary Council.

•     For the purposes of CMN Resolution No. 4,693/18, the following are considered as related parties:

o  its controllers (individuals or legal entities), pursuant to Article 116 of Law No. 6,404/76;

o  its officers and members of statutory or contractual bodies;

o  spouses, partners and blood relatives up to the second degree of individuals specified in items I and II;

o  individuals with qualified equity interest; and

o  legal entities:

a) with qualified equity interest;

b) in which capital, directly or indirectly, is qualified equity interest;

c) in which there is effective operational control or relevance in the deliberations, regardless of equity interest; and

d) that have an officer or member of the Board of Directors in common.

•     CMN Resolution No. 4,693/18 also brought a definition of qualified shareholding, which is considered a direct or indirect stake, owned by individuals or legal entities in the capital of financial institutions and of leasing companies or of these institutions in the capital of legal entities, equivalent to fifteen percent (15%) or more of the respective shares or quotas representing the capital stock.

The restrictions with respect to the concentration limit to a single person or group do not apply to interbank deposits entered into by financial institutions subject to consolidation of their financial statements.

Punitive instruments applicable to Financial Institutions

Law No. 13,506/17, which regulates the administrative sanctioning process in the sphere of activity of the Central Bank of Brazil and CVM and, significantly amended the punitive instruments in the context of banking supervision, of the capital market, of the Brazilian Payment System, Payment Institutions and Consortium, in combination with the Central Bank of Brazil’s Circular No. 3,857/17. We can highlight, among other things: (i) the caps of the fines provisioned by the Central Bank of Brazil and CVM has maximum levels established, respectively, at R$2 billion (or 0.5% of revenues from services and financial products calculated in the year preceding the violation, whichever is greater) and R$50 million; (ii) forecast for the imposition of coercive or precautionary measures, with the possibility of applying a punitive fine capped at R$100 thousand per day (or 1/1000 of the revenue from financial services and products of the receiving institution, whichever is greater), limited to a maximum period of 60 days; (iii) the legal provision was re-established for purposes of typification of the violation involving prohibited operations, added to two pieces of news henceforth: (a) list, in an unprecedented manner, exceptions, or caveats regarding their characterization; and (b) restrict the range of crimes White Collar Law, to no longer prevent operations where the parties are under common control; (iv) prediction of the possibility for the proposition and conclusion of the Term of Commitment for those administrative violations related to the prevention of money laundering in the context of the Central Bank of Brazil; (v) the non-necessity of confession of guilt for the conclusion of the Term of Commitment was re-established, both in the context of the Central Bank of Brazil and CVM; (vi) adaptation was made to the original forecast of expiry of leniency to the possibility of concluding the “Agreement in the Process of Administrative Supervision,” without, however, making provision for any exemption from prosecution; (vii) have changed the caps on fines to be applied to any infractions on FX operations; and (viii) the types of criminal conduct involving the practice of insider trading and market manipulation were also changed.

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Capital adequacy and leverage

Financial institutions based in Brazil are subject to capital measurement and standards based on a weighted risk-asset ratio, according to CMN Resolutions No. 4,192/13 and No. 4,193/13. The parameters of this methodology resemble the international framework for minimum capital measurements adopted for the Basel Accord.

In line with the recommendations of Basel III, Resolution No. 4,615/17, complemented by Circular No. 3,748/15, provisions on the minimum requirement for the Leverage Ratio (“RA”) as a complementary measure of capital. This ratio is aimed at limiting the risk exposure of financial institutions and it also assesses leverage through the ratio between Tier I Capital and the Total Exposure, calculated by adding book value assets plus off-balance exposure (overdraft facilities, sureties, guarantees and derivatives), as detailed in the circular. The institutions obliged classified in Segment 1 (S1), and Segment 2 (S2), must comply, permanently, with the minimum requirement for the RA of 3%.

In order to determine minimum requirements for quantitative liquidity of financial institutions and limit excessive liquidity risk taking, Basel III proposes two liquidity ratios: the short-term liquidity index (Liquidity Coverage Ratio – “LCR”) and the long-term liquidity index (Net Stable Funding Ratio – “NSFR”).

The LCR corresponds to the ratio between the stock of assets of high liquidity (“HQLA”) and the total net cash outflow for a period of 30 days, and aims to demonstrate that financial institutions maintain high liquidity resources to resist a scenario of acute financial stress with a duration of one month. The NSFR corresponds to the ratio between the amount of stable resources available (“ASF”) and the amount of stable resources required (“FSR”), and seeks to encourage institutions to finance their activities with more stable sources of fundraising, promoting and ensuring the alignment of the maturities of global assets and liabilities, in and out of balance, reducing the dependence of financial institutions regarding financing on the money and short-term markets. Thus, the LCR measures the liquidity risk within the next 30 days, while the NSFR limits the excessive borrowing of liquidity risk in a longer-term horizon, demanding that the banks finance their activities with sources from stable resources, i.e., resources that have low probability of redemption. On December 31, 2019, the LCR and NSFR indicators were 143.8% and 115.2%, respectively.

According to CMN Resolution No. 4,280/13, amended by Resolution No. 4,517/16, financial institutions, except for credit cooperatives, must keep consolidated accounting records (for calculating their capital requirements) of their investments in companies whenever they hold, directly or indirectly, individually or together with partners, a controlling interest in the investee companies. If their interest does not result in control of a company, financial institutions may choose to recognize the interest as equity in the earnings of unconsolidated companies instead of consolidating such interests.

Under certain conditions and within certain limits, financial institutions may include eligible instruments when determining their capital requirements in order to calculate their operational limits, provided that this instrument complies with the requirements of regulation in force.

Since January 2015, financial institutions based in Brazil are required to calculate their capital requirements on a consolidated basis with institutions that are part of their prudential conglomerate.

The CMN Resolution No. 4,280/13 defines that the following entities located in Brazil or abroad shall be considered in the prudential conglomerate of its direct or indirect controllers: (i) financial institutions and other institutions authorized to operate by the Central Bank of Brazil; (ii) consortium administrators; (iii) payment institutions; (iv) organizations that acquire credit transactions, including real estate and credit rights; and (v) other legal entities headquartered in Brazil that are solely engaged in holding interests in the entities set out above.

In December 2014, the CMN changed the scope of the rules for the management of credit, market, operational and liquidity risks and capital management in order to apply such rules at the prudential conglomerate level which is now required as the basis for calculation of the capital requirements of financial institutions. The CMN Resolution No. 4,388/14 sets forth that risk management may be carried out by a single unit responsible for the prudential conglomerate and its respective affiliates (this applies only to market risk management). Further, this resolution also updates the application of the relevant thresholds for any calculations subject to foreign exchanges.

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It is worth pointing out that, as a result of the unveiling of COVID-19, the CMN, by means of Resolution No. 4,783/20, changed the percentages of application of the RWA for calculating the value of the Additional Conservation of Usable Capital (“ACP Conservation”) in the following way: (i) 1.25% during the period from April 1, 2020 to March 31, 2021; (ii) 1.625% in the period from April 1, 2021 to September 30, 2021; (iii) 2.00%, in the period from October 1, 2021 to March 31, 2022; and (iv) 2.5% from April 1, 2022. This measure aims to enlarge the capacity of granting loan, to widen the gap of capital, giving more space and security to banks to maintain their plans of loan concessions, and gradually reestablishing the ACP Conservation until March 31, 2022.

Also as a result of the COVID-19 pandemic, the CMN, by means of Resolution No. 4,797/20, prohibited for a certain time, the payment of dividends or interest on own capital above the minimum level (as specified in our Bylaws). The prohibition of the payment of dividends or interest on own capital above the minimum level (as specified in our Bylaws) applies to all payments, including by anticipation, (i) based on the results on the base dates between April 7, 2020 and September 30, 2020; or (ii) to be made from April 7, 2020 to September 30, 2020.

Risk Weighting

Pursuant to Circular No. 3,644/13, the Central Bank of Brazil consolidated the risk weighting assets (“RWA”) applied to different exposures in order to calculate capital requirement through a standardized approach (“RWAcpad”). According to such rule, as amended, the risk weight factors vary from 0.0% to 1,250.0% and should be applied to credit risks, depending on the nature and characteristics of the exposure. Risk-weight factors applicable to different exposures are often changed by the Central Bank of Brazil. Subsequently, mitigation instruments were provided for the portion of risk weighted assets (“RWA”) related to the exposure to credit risk subject to the calculation of capital requirements through a standardized approach (“RWAcpad”), through Circular No. 3,809/16, and new criterion for application of the Fact of Risk Weighting (“FPR”), by Circular No. 3,921/18.

In addition, there are specific standards of the Central Bank of Brazil to determine procedures to calculate the portion of risk-weighted assets related to other exposures.

The calculated portion of RWA, in connection with the calculation of the capital required for the operational risk by way of a standardized approach (“RWAopad”), established by Resolution No. 4,193/13 of the Central Bank of Brazil, is based on the risk of financial institutions and its direct and indirect controlled entities, based on the gross revenue for the past three years. The procedures for these calculations were established by Central Bank of Brazil’s Circular No. 3,640/13, as amended.

The total consolidated exposure of a financial institution in foreign currencies and gold, and in assets subject to exchange rate variations calculated through a standardized approach (“RWAcam”), according to calculation procedures established by Central Bank of Brazil’s Circular No. 3,641/13, cannot exceed 30.0% of its Reference Equity(“RE”), in accordance with Central Bank of Brazil’s Resolution No. 3,488/07. In addition, if its exposure is greater than 5.0% of its Reference Equity, the financial institution must hold additional capital at least equivalent to 100% of its exposure. Since July 2007, the amount internationally offset in opposite exposures (purchases and sales) in Brazil and abroad by institutions of the same conglomerate is required to be added to the respective conglomerate’s net consolidated exposure.

Compulsory Deposits

The Central Bank of Brazil periodically sets compulsory deposit and related requirements for financial institutions based in Brazil. The Central Bank of Brazil uses reserve requirements as a mechanism to control liquidity in the SFN.

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According to the Central Bank of Brazil’s rules, we must place a percentage of the demand deposits, savings deposits and time deposits we receive from our customers with the Central Bank of Brazil.

• Time deposits: we are required to deposit in an account with the Central Bank of Brazil 17.0% of the average amounts recorded under time deposits and others transactions, deducting R$30.0 million, as per Central Bank of Brazil’s Circular No. 3,916/18. The amount required is deposited with the Central Bank of Brazil in cash and we earn remuneration on the amount deposited at the SELIC rate. The percentage of 17.0% became applicable as a result of the COVID-19 pandemic. Central Bank of Brazil’s Circular No. 3,993/20 established the reduction of the percentage of reserve requirement from 25% to 17% since the calculation period beginning on March 16, 2020 and ending on March 20, 2020. It should be noted that such measure will last until November 2020, when the 25% mandatory deposit will be valid again.

In addition, for the calculation period beginning on April 6 to April 9, 2020, where the adjustment will occur on April 20, 2020, Central Bank of Brazil’s Circular No. 3,997/20 provides that, on the chargeability calculated under the rules in force and deducted from the balance blocked from the compulsory payment on time deposits, there will be the deduction of the value equivalent to 15% of the debit balance restated checked on the last business day of the period of calculation of the loans granted within the framework of the Emergency Employment Support Program.

Time deposits are represented by bank deposit certificates – CDBs and pay either a fixed or a floating rate, which is typically a percentage of the interbank interest rate. The breakdown between CDBs at fixed rates and floating rates varies from time to time, depending on the market’s interest rate expectations.

• Demand deposits – we are required to deposit 21.0% of the average daily balance of demand deposits, collection of receivables, payment of taxes, third party funds in transit and obligations for the provision of payment services, deducting R$500 million, pursuant the provisions of Circular No. 3,917/18.

• Savings deposits – each week we are required to deposit in an account with the Central Bank of Brazil an amount equivalent to 20.0% of the arithmetic average of the sum of the balances entered under the headings of Savings Deposits and Resources of Associated Savers, according to Circular No. 3,975/20. The balance of the account is remunerated by the “TR” plus interest, as detailed in the same circular.

In February 2013, the Central Bank of Brazil defined rules for financial cost collection on non-compliance with compulsory deposit, reserve or compulsory assignment requirements. The financial cost charged to institutions that failed to comply with these requirements was adjusted to the SELIC rate plus 4.0% p.a.

Additionally, current Central Bank of Brazil regulations require that we:

•     allocate a minimum of 30.0% of demand deposits to providing rural loans;

•     maintain at least 2.0% of demand deposits captured by us invested in targeted productive microcredit program operations; and

•     allocate a minimum of 65.0% of the total amount of deposits in savings accounts to housing loan. Amounts that can be used to satisfy this requirement include direct residential housing loans, mortgage notes, charged-off residential real estate or housing construction loans and certain other financings, all as specified in guidance issued by the Central Bank of Brazil.

Standards on compulsory deposits and additional reserve requirements are periodically altered by the Central Bank of Brazil.

Asset composition requirements

According to the Resolution No. 4,677/18, as amended, the financial institutions headquartered in Brazil must limit their exposures to a single client at the maximum amount of 25.0% of Tier 1 of its RE, or 15% of Tier 1 of its RE if the institution is listed as systemically important in the global scope by the Financial Stability Board.

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From October 2017, with the enactment of Resolution No. 4,607/17, the following transactions are excluded from the calculation of the limits mentioned above: (i) transactions of credit and leasing of responsibility of the Government; (ii) credits arising from transactions with derivatives of responsibility of the Government; and (iii) installments of credit transactions guaranteed by the government. Under the terms of Resolution No. 4,589/17, the amount of credit transactions with organizations and entities of the public sector is limited to 45% of the Reference Equity, according to the regulations in force.

Repurchase transactions

Repurchase transactions are subject to operational capital limits based on the financial institution’s equity, as adjusted in accordance with Central Bank of Brazil regulations. A financial institution may only hold repurchase transactions in an amount up to 30 times its Reference Equity. Within that limit, repurchase transactions involving private securities may not exceed five times the amount of the financial institution’s Capital. Limits on repurchase transactions involving securities issued by Brazilian governmental authorities vary in accordance with the type of security involved in the transaction and the perceived risk of the issuer as established by the Central Bank of Brazil.

In September 2016, the Central Bank of Brazil prohibited the execution, extension or renewal of repurchase transactions with securities issued or accepted from associated institutions, or institutions that are members of the same prudential conglomerate. However, the execution, extension or renewal of repurchase transactions based on securities issued or accepted up until September 29, 2016 will be accepted until December 31, 2017, provided that the following are observed: (i) the maximum term of twelve months; and (ii) the maintenance of the accounting balance related to the total of transactions in an amount equal to or less than 110.0% of the total accounting balance calculated on the base date of August 31, 2016, whereby from May 1, 2017, the amount will be 50.0% of the total accounting balance calculated for the same base date.

In March 2020, the Central Bank of Brazil issued Circular No. 3,990/20 provisioning on the criteria and conditions for the practice of repo operations in foreign currency by the Central Bank of Brazil, through the sale of sovereign bonds (Global Bonds) by a financial institution, with simultaneous assumption by the seller of the commitment to repurchase securities with the same characteristics at a future date.

Onlending of funds borrowed abroad

Financial institutions and leasing companies are permitted to borrow foreign currency-denominated funds in the international markets (through direct loans or the issuance of debt securities) in order to on-lend such funds in Brazil. These onlendings take the form of loans denominated in reais but indexed to the U.S. dollar. The terms of the onlending transaction must reflect the terms of the original transaction. The interest rate charged on the underlying foreign loan must also conform to international market practices. In addition to the original cost of the transaction, the financial institution may charge onlending commission only.

Furthermore, the amount of any loan in foreign currency should be limited to the sum of foreign transactions undertaken by the financial institution to which loan funds are to be directed. Lastly, pursuant to the Central Bank of Brazil’s Circular No. 3,434/09, the total of loans and advances made against these funds must be delivered to the Central Bank of Brazil as collateral, as a condition for the release of the amount to the financial institution.

Foreign currency position

Transactions in Brazil involving the sale and purchase of foreign currency may be conducted only by institutions authorized by the Central Bank of Brazil to operate in the foreign exchange market.

Beginning in 1999, the Central Bank of Brazil adopted a foreign exchange free float system, which gave rise to increased volatility. Since mid-2011 the Brazilian real has depreciated against the U.S. dollar and the Central Bank of Brazil has intervened in the foreign exchange market to control the foreign rate volatility.

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The Central Bank of Brazil does not impose limits on long positions in foreign exchange operations (i.e., in which the aggregate amount of foreign currency purchases exceeds sales) and short positions in foreign exchange operations (i.e., in which the aggregate amount of foreign currency purchases is less than sales) for banks authorized to operate in the foreign exchange market.

Standards that address foreign exchange markets are frequently changed by CMN and the Central Bank of Brazil. In 2019, the Central Bank of Brazil presented a draft bill to modernize the legislation for operations with foreign currencies in the country, the New Foreign Exchange Law, proposing, among other measures, the reduction of bureaucracies for contracting foreign exchange and the possibility of individuals and companies holding accounts in foreign currency. The New Foreign Exchange Law aims to consolidate the foreign exchange legislation and simplify operations. The Central Bank of Brazil foresees that the New Foreign Exchange Law will provide efficiency gains in access to the market, the elimination of asymmetries of treatment and definition of proportionate requirements.

Registration of cross-border derivatives and hedging transactions and information on derivatives

In December 2009, the Central Bank of Brazil issued specific rules that became effective in February 2010, requiring Brazilian financial institutions to register their cross-border derivative transactions with a clearing house regulated by the Central Bank of Brazil and by the CVM. Specifically, cross-border derivative transactions must (i) be registered within two business days; and (ii) cover details of underlying assets, values, currencies involved, terms, counterparties, means of settlement and parameters used.

In January 2010, registration rules were extended to cover hedging transactions in foreign OTC markets or exchanges.

In November 2010, to facilitate management of derivatives-related risk incurred by financial institutions, the CVM stipulated that market participants should create mechanisms in order to share information on derivatives contracts traded or registered in their systems, subject to banking confidentiality rules.

Treatment of loans and advances

Financial institutions are required to classify their loans and advances into nine categories, ranging from AA to H, based on their risk. These credit risk classifications are determined in accordance with Central Bank of Brazil criteria relating to:

•     the conditions of the debtor and the guarantor, such as their economic and financial situation, level of indebtedness, capacity for generating profits, cash flow, delay in payments, contingencies and credit limits; and

•     the conditions of the transaction, such as its nature and purpose, the type, the level of liquidity, the sufficiency of the collateral and the total amount of the credit.

In the case of corporate borrowers, the nine categories that we use are as follows:

Rating	Our Classification	Bradesco Concept
AA	Excellent	First-tier large company or group, with a long track record, market leadership and excellent economic and financial concept and positioning.
A	Very Good	Large company or group with sound economic and financial position that is active in markets with good prospects and/or potential for expansion.
B	Good	Company or group, regardless of size, with good economic and financial positioning.
C	Acceptable	Company or group with a satisfactory economic and financial situation but with performance subject to economic variations.
D	Fair	Company or group with economic and financial positioning in decline or unsatisfactory accounting Information, under risk management.

A loan and advance transaction may be upgraded if it has credit support or downgraded if in default.

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Doubtful loans are classified according to the loss perspective, as per E-H ratings as follows:

Rating	Bradesco Classification
E	Deficient
F	Bad
G	Critical
H	Uncollectible

A similar nine-category ranking system exists for transactions with individuals. We grade credit based on data including the individual’s income, equity and credit history, as well as other personal data.

For regulatory purposes, financial institutions are required to classify the level of risk of their loan transactions according to Central Bank of Brazil criteria, taking into consideration both the borrower and guarantors’ characteristics and the nature and value of the transaction, among others, in order to identify potential loan losses.

This risk evaluation must be reviewed at least every six months for loans extended to a single customer or economic group whose aggregate loan amount exceeds 5.0% of the financial institution’s Reference Equity, and once every twelve months for all loan operations, with certain exceptions.

Past due loans and advances must be reviewed monthly. For this type of loan, regulatory provisions set the following minimum risk classifications:

Number of Days Past Due(1)	Minimum Classification
15 to 30 days	B
31 to 60 days	C
61 to 90 days	D
91 to 120 days	E
121 to 150 days	F
151 to 180 days	G
More than 180 days	H

(1)     These time periods are doubled in the case of loans with maturities in excess of 36 months.

Financial institutions are required to determine, whether any loans must be reclassified as a result of these minimum classifications. If so, they must adjust their regulated accounting provisions accordingly.

The regulations specify a minimum provision for each category of loan (BR GAAP), which is measured as a percentage of the total amount of the loan and advance transaction, as follows:

Classification of Loan	Minimum Provision %
AA	-
A	0.5
B	1.0
C	3.0
D	10.0
E	30.0
F	50.0
G	70.0
H (1)	100.0

(1)     Financial institutions must write of any loan six months after its initial classification as an H loan.

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Loans and advances of up to R$50,000 may be classified by the method used by the financial institution itself or the arrears criteria, described above. Classifications should be at least level A, according to the Central Bank of Brazil.

Financial institutions must make their lending and loan classification policies available to the Central Bank of Brazil and to their independent accountants. They are also required to submit information relating to their loan portfolio to the Central Bank of Brazil, together with their financial statements. This information must include:

•     a breakdown of the business activities and nature of borrowers;

•     maturities of their loans; and

•     amounts of rescheduled, written-off and recovered loans.

The Central Bank of Brazil requires authorized financial institutions to compile and submit their loans and advances portfolio data.

Exclusivity in loans and advances to customers

In January 2011, the Central Bank of Brazil’s Circular No. 3,522/11 prohibited financial institutions that provide services and loan transactions from entering into agreements, contracts or other arrangements that prevent or restrict the ability of their customers to access loans and advances offered by other institutions, including payroll-deductible loans. The purpose of this rule is to increase competition among credit providers and prevent exclusivity agreements between state-owned banks and government bodies with respect to payroll-deductible loans. While there is some uncertainty as to whether the new rules affect existing contracts, all new contracts are covered by the new regulations, allowing market competition and enabling employees in the public and private sectors to obtain payroll-deductible loans from any authorized financial institution.

Debit balance of the credit card bill

Through CMN Resolution No. 4,549/17, which came into force in April 2017, the Central Bank of Brazil started regulating the financing of the debit balance of the credit card invoice and other post-paid instruments, not settled in full at maturity.

According to the new standard, the credit card companies will no longer be able to finance the balance due from customers through the revolving credit for more than a month. Therefore, after the maturity of the bill in the following month, if there is still a debit balance due on the amount that is the object of the revolving credit, this can be financed by a line of credit in installments, to be offered by the financial institution, with better conditions or settled in full by the client.

In April 2018, the CMN issued Resolution No. 4,655/18 through which the charges that may be levied if there is a delay in payment or settlement of obligations related to invoices of cards were listed, which are: (i) compensatory interest, per day of delinquency, on the instalment in arrears; (ii) fines; and (iii) interest on arrears. In addition, it establishes that the form of levying such charges shall be included in the contract signed with the client.

Overdraft Use

In April 2018, the Self-Regulation Council of the FEBRABAN – Federação Brasileira de Bancos (Brazilian Federation of Banks), published the Regulatory Standard No. 19/18 (Regulatory Standard on the Conscious Use of Overdraft), with new guidelines to promote and stimulate the proper use of overdraft facilities.

Among the Regulatory Standard No. 19/18 main guidelines, we highlight that: (i) financial institutions which have signed the regulatory standard shall, at any time, provide more advantageous conditions to the consumer to settle his overdraft balance, including the possibility of instalment payments; (ii) if the consumer uses more than 15% of the overdraft limit available during 30 consecutive days, and as long as the value is above R$200.00, the financial institution shall proactively offer to the consumer alternatives for the settlement of the balance; and (iii) financial institutions shall promote financial guidance related to the overdraft, especially with respect to its use in emergency situations and on a temporary basis.

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In November 2019, the CMN published Resolution No. 4,765/19, which provides for overdrafts granted by financial institutions in demand deposit accounts. This Resolution allows the collection of a fee for offering special overdraft facilities to the customer, noting that, for limits up to R$500.00, the charge is 0%, and 0.25% for credit limits above R$500.00 calculated on the amount of the exceeding limit. On the other hand, the interest rates charged on the amount used are limited to 8% per month. This regulation came into force on January 6, 2020. In a complementary manner to this Resolution, Circular No. 3,981/20 was published in February 2020 by the Central Bank of Brazil aiming to provide adequate conditions for customers of financial institutions to monitor the use of the overdraft and for evaluation of the impact of interest charges and fees incurred by financial institutions. In this sense, the financial institutions shall be obliged to inform, on the statement of deposit accounts, highlighting, information regarding overdraft agreed upon, as the threshold, the debit balance of the overdraft, the values of the overdraft used daily, the value and the form of calculating the compensatory interest rate and the value of the accrued interest. This Circular should be in force on June 1, 2020.

Brazilian Clearing System (Sistema de Pagamentos Brasileiro, or “SPB”)

The SPB was regulated and restructured through the Law No. 12,865/13. These regulations are intended to streamline the system by adopting multilateral clearing and boost security and solidity by reducing systemic default risk and financial institutions’ credit and liquidity risks.

SPB comprises the entities, systems and procedures related to the processing and settlement of transactions of transfers of funds, operations with foreign currency or with financial assets and securities. The subsystems in the SPB are responsible for maintaining security mechanisms and rules for controlling risks and contingencies, loss sharing among market participants and direct execution of custody positions of contracts and collateral by participants. In addition, clearing houses and settlement service providers, as important components to the system, set aside a portion of their assets as an additional guarantee for settlement of transactions.

Currently, responsibility for settlement of a transaction has been assigned to the clearinghouses or service providers responsible for it. Once a financial transaction has been submitted for clearing and settlement, it generally becomes the obligation of the relevant clearinghouse and/or settlement service provider to clear and settle, and it is no longer subject to the risk of bankruptcy or insolvency on the part of the market participant that submitted it for clearing and settlement.

Financial institutions and other institutions authorized by the Central Bank of Brazil are also required under the rules to create mechanisms to identify and avoid liquidity risks, in accordance with certain procedures established by the Central Bank of Brazil. Under these rules, institutions are required to maintain, at least:

•     liquidity risk management policies and strategies, which are clearly evidenced and set operational limits and procedures aimed at exposure to liquidity risk at a level required by the Management;

•     processes to identify, assess, monitor and control liquidity risk exposure during different time frames, including intraday and comprising at least a daily assessment of transactions with settlement terms below 90 days;

•     an assessment, at least annually, of the processes described in the previous item;

•     funding policies and strategies that provide for adequate diversification of fund sources and maturity terms;

•     liquidity contingency plan, which is updated on a regular basis and sets responsibilities and procedures to face liquidity stress scenarios;

•     regular stress tests with short and long-term idiosyncratic and systemic scenarios, whose results should be considered when designing or revising policies, strategies, limits and the liquidity contingency plan; and

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•     liquidity risk assessment as part of the process of approving new products, as well as an assessment of how compatible these products are with existing procedures and controls.

Payments are processed in real time, and since March 2013, the amounts over R$1,000 are being processed by electronic transfers between institutions with immediately available funds. If a transaction is made using checks, an additional bank fee will be charged.

The Central Bank of Brazil and CVM have the power to regulate and supervise the SPB. The only members of the SPB are institutions of payments and payment arrangements that have high financial volumes. These volumes accumulated in the last 12 months are equivalent to R$500,000,000.00 in total value of transactions, 25,000,000 transactions, in the case of payment arrangements, and R$50,000,000.00 in resources kept in a pre-payment account payable in the case of a payment institution as issuer of electronic money. To achieve these volumes, the payment institution or of payment arrangement shall be subject to the requirements and procedures to authorize the operation, change the control, for corporate restructuring, cancellation of authorization and conditions to hold management positions, as established by Circular No. 3,885/18, and therefore subject to the regulation and supervision by the Central Bank of Brazil. The regulation to govern the provision of payment services in the ambit of payment arrangements is governed by Circular No. 3,682/13, as amended.

In March 2020, the Central Bank of Brazil, by means of Circular No. 3,989/20, instituted the BR Code, a rapid response code standard (QRCode) to be used by the payment arrangements, which must be offered in a standardized manner, in order to facilitate the interoperability, the internationalization and increased efficiency of retail payments.

In recent years, the Central Bank of Brazil has led the process of implantation of the ecosystem of instant payments in Brazil, which will be formed by the open arrangement established by the Central Bank of Brazil, the PIX, providers of payment services to participants of the arrangement (financial institutions and payment institutions), by the unique platform that will make the settlement of transactions carried out between different participating institutions (“SPI”) and by the directory of identifiers of transactional accounts that will store the information of the tokens or nicknames that are used to identify the accounts of recipient users (“DICT”). Both the SPI and the DICT will be developed, operated and managed by the Central Bank of Brazil. By means of Circular No. 3,985/20, the Central Bank of Brazil established the criteria and modalities for participation in the PIX, in the SPI and in the DICT. This arrangement is established by the Central Bank of Brazil and disciplines the provision of payment services related to instant payment transactions, of which we are obliged to participate. The arrangement of instant payment is composed by the payment service provider that maintains the transaction account (account maintained by an end-user in a provider of payment services and used for purposes of payment or receipt of an instant payment, which may be a checking account, a savings deposit account or a prepaid payment account) and governmental entity that participates solely to make or receive their own payments. The PIX will be available to the public from November 2020.

Special Temporary Administrative, Intervention and Extrajudicial Liquidation Regimes – Under Law No. 6,024/74

Intervention

The Central Bank of Brazil will intervene in the operations and management of any financial institution not controlled by the Federal Government if the institution:

•     suffers losses due to mismanagement, putting creditors at risk;

•     repeatedly violates banking regulations; or

•     is insolvent.

Intervention may also be ordered upon the request of a financial institution’s management and may not exceed twelve months. During the intervention period, the institution’s liabilities are suspended in relation to overdue obligations, maturity dates for pending obligations contracted prior to intervention, and liabilities for deposits in the institution existing on the date intervention was ordered.

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Administrative liquidation

The Central Bank of Brazil will liquidate a financial institution if:

•     the institution’s economic or financial situation is at risk, particularly when the institution ceases to meet its obligations as they fall due, or upon the occurrence of an event that could indicate a state of bankruptcy;

•     the management commits a material violation of banking laws, regulations or rulings;

•     the institution suffers a loss which subjects its unsecured creditors to severe risk; or

•     upon revocation of the authorization to operate, the institution does not initiate ordinary liquidation proceedings within 90 days, or, if initiated, the Central Bank of Brazil determines that the pace of the liquidation may impair the institution’s creditors.

As a consequence of administrative liquidation:

•     lawsuits pleading claims on the assets of the institution are suspended;

•     the institution’s obligations are accelerated;

•     the institution may not comply with any liquidated damage clause contained in unilateral contracts;

•     interest does not accrue against the institution until its liabilities are paid in full; and

•     the limitation period of the institution’s obligations is suspended.

The Central Bank of Brazil may end the extrajudicial settlement of a financial institution, in the following cases:

•     full payment of unsecured creditors;

•     change of the institution’s scope to an economic activity that is not part of the SFN;

•     transfer of the institution’s control;

•     conversion into ordinary settlement; and

•     sale/loss of the institution’s assets, upon its completion and the distribution of the proceeds among the creditors, even if the debts are not fully paid; or

•     absence of liquidity or difficult completion of the institution’s remaining assets, as recognized by the Central Bank of Brazil.

Temporary Special Administration Regime

The Temporary Special Administration Regime, known as “RAET,” is a less severe form of Central Bank of Brazil intervention in financial institutions, which allows institutions to continue to operate normally. RAET may be ordered in the case of an institution that:

•     repeatedly makes transactions contravening economic or financial policies under federal law;

•     faces a shortage of assets;

•     fails to comply with compulsory deposit rules;

•     has reckless or fraudulent management; or

•     has operations or circumstances requiring an intervention.

Fundo Garantidor de Crédito (Credit Guarantee Fund)

In the case of liquidation of a financial institution, employees’ wages, indemnities and tax claims have the highest priority among claims against the bankrupt institution. In November 1995, the Central Bank of Brazil created the Fundo Garantidor de Créditos – FGC to guarantee the payment of funds deposited with financial institutions in case of intervention, administrative liquidation, bankruptcy, or other state of insolvency. Members of the FGC are financial institutions that accept demand, time and savings deposits as well as savings and loans associations. The FGC is funded principally by mandatory contributions from all financial institutions based in Brazil accepting deposits from customers.

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The FGC is a deposit insurance system that guarantees a certain maximum amount of deposits and certain credit instruments held by the same customer against a financial institution (or against member financial institutions of the same financial group). The liability of the participating institutions is limited to the amount of their contributions to the FGC, with the exception that in limited circumstances, if FGC payments are insufficient to cover insured losses, the participating institutions may be asked for extraordinary contributions and advances. The payment of unsecured credit and customer deposits not payable under the FGC is subject to the prior payment of all secured credits and other credits to which specific laws may grant special privileges.

CMN increased the maximum amount of the guarantee provided by the FGC in some opportunities. The last maximum amount was R$250,000.00, maintained until the present date.

CMN Resolution No. 4,653/18 was also responsible for instituting an additional monthly contribution to be collected when the Reference Value is 4 times higher than the Adjusted Shareholders’ Equity. On November 27, 2019, the CMN edited Resolution No. 4,764/19, increasing the incidence of the additional contribution and stating that such contribution shall be collected as from July 2020.

Central Bank of Brazil edited Circular No. 3,915/18 establishing the obligation of providing information to the FGC by financial institutions and other institutions authorized to operate by the Central Bank of Brazil, whereby these institutions should have systems and controls that can produce and supply such information in up to two working days in an electronic file with various data listed in the Circular.

According to CMN rules, the maximum value of the balance of such deposits is limited (with a maximum aggregate of R$3.0 billion) to: (i) for the balance of the deposits originally made without fiduciary assignment, the highest of the following amounts: (a) the equivalent of twice the regulatory Tier I capital, calculated yearly on the base date June earning interest monthly at the SELIC rate; (b) the equivalent of twice the regulatory Tier I capital, calculated as of December 2008, earning interest monthly at the SELIC rate as of May 2009; and (c) the equivalent of the sum of balances in time deposits plus balances of bills of exchange held in the bank in June 2008, earning interest monthly at the SELIC rate as of May 2009; and (ii) for the balance of the deposits made with fiduciary assignment, the following factors over the regulatory Tier I capital, calculated as of December of the previous year, adjusted by the SELIC rate: (a) 1.6 as of June 2013; and (b) 2.0 as of January 2014.

Furthermore, the limit on taking time deposits with special FGC guarantees without fiduciary assignment has been reduced, in accordance with the following schedule:

•     40.0% from January 1, 2013;

•     60.0% from January 1, 2014;

•     80.0% from January 1, 2015; and

•     100.0% from January 1, 2016.

The rules relating to the FGC suffered several changes, which are (i) an increase of the maximum amount of the guarantee provided by the FGC to R$250,000; (ii) the inclusion of the agribusiness notes (“LCA”) in the credits guaranteed by FGC; (iii) changes in the limits of the operations of assistance and financial support and operations of liquidity with related institutions, in addition to sending information by the FGC to the Central Bank of Brazil on these operations; (iv) establishment of new parameters to qualify the institutions associated with the FGC; (v) the inclusion of assumptions on which the Board of Directors may exclude the entity from the members associated with the FGC; (vi) the inclusion of the duty of provision of information to the FGC; (vii) the inclusion of additional requirements for candidates for membership of the Board of Directors and Board of Executive Officers; (viii) changes in the percentage of contribution for the formation of the Resolution Fund (“FR”) in the case of the FGC reaching the maximum limit established; and (ix) the estimate that the revenues of any kind arising out of the investment of its equity constitute the resources of the FR.

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In February 2019, Central Bank of Brazil issued Circular No. 3,929/19, determining the calculation basis and collection of contributions from institutions associated with the FGC, the obligation to send information necessary to calculate the ordinary, special and additional contributions due and establishment of a fine in case of delay in the collection of the contributions. Circular No. 3,929/19 will enter into force on July 1, 2020.

In March 2020, the CMN issued Resolution No. 4,785/20, which adjusted the special contribution to 0.03% per month of the amount of the balances of Time Deposits with Special Guarantee (“DPGE”), which may be 0.02% per month for the DPGE in which the FGC accepts conditional assignment of receivables in loan operations and leasing operations. This Resolution also authorized the possibility of collection of these deposits without conditional assignment. In addition, the Resolution adjusted the additional contribution to the FGC and altered the beginning of its recollection from July 2020 to begin as from July 1, 2021.

In April 2020, the CMN edited Resolution No. 4,799/20, changing the maximum value of the total credits relating to the DGPE for each individual or corporate entity against the same institution associated with the FGC, or against all member institutions of the same financial conglomerate from R$20,000,000.00 to R$40,000,000.00.

Internal compliance procedures

All financial institutions must have in place internal policies and procedures to control:

•     their activities;

•     their financial, operational and management information systems; and

•     their compliance with all applicable regulations.

The board of executive officers of a financial institution is responsible for implementing an effective structure for internal controls by defining responsibilities and control procedures and establishing corresponding goals and procedures at all levels of the institution. The board of executive officers is also responsible for verifying compliance with all internal procedures.

Restrictions on foreign investment

The Brazilian Constitution allows foreign individuals or companies to invest in the voting shares of financial institutions based in Brazil only if they have specific authorization from the Brazilian government, declaring that the participation of foreign capital is in the interest of the Brazilian government by means of a presidential decree, pursuant to article 52, of the Act of Transitional Constitutional Provisions (“ADCT”). On September 26, 2019, the federal government published Decree No. 10,029, delegating to the Central Bank of Brazil the power to recognize the government’s interest in the viability of investment operations. On January 22, 2020, the Central Bank of Brazil issued Circular No. 3,977/20, which recognizes the shareholding in the capital of financial institutions headquartered in Brazil, of natural persons or corporate entities resident or domiciled abroad, as of interest to the Brazilian Government, provided that the requirements provided for in the regulations of the Central Bank of Brazil are met, including: constitutional procedures, an operating permit, cancellation of the permit, control changes and corporate restructuring of financial institutions. Thus, the analysis regarding the shareholding of foreign capital in financial institutions will be performed in the same way as the analysis of composition of capital and shareholding, which financial institutions of national capital are submitted to. However, foreign investors that do not comply with the requirements and procedures laid down in the regulations of the Central Bank of Brazil may acquire publicly traded non-voting shares of financial institutions based in Brazil or depositary receipts representing non-voting shares offered abroad. Any investment in common shares would depend on government authorization. In January 2012, the Central Bank of Brazil authorized us to create an ADR program for our common shares in the U.S. market. Foreign interest in our capital stock is currently limited to 30.0%.

Anti-money laundering regulations, banking secrecy and financial transactions linked to terrorism

Under Brazilian anti-money laundering and financial transactions linked to terrorism rules, especially Law No. 9,613/98, Law No. 13,260/16 and Circular No. 3,461/09, as amended, to be replaced by Circular No. 3,978/20 as of July 1, 2020, financial institutions and other institutions authorized to operate by the Central Bank of Brazil must:

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•     keep up-to-date records regarding their customers;

•     maintain internal controls and records;

•     record transactions involving Brazilian and foreign currency, securities, metals or any other asset which may be converted into money;

•     keep records of transactions that exceed R$10,000 in a calendar month or reveal a pattern of activity that suggests a scheme to avoid identification;

•     keep records of all check transactions; and

•     keep records and inform the Central Bank of Brazil of any cash deposits or cash withdrawals in amounts above R$50,000.

The financial institution must review transactions or proposals whose characteristics may indicate the existence of a crime and inform the Central Bank of Brazil of the proposed or executed transaction, as well as implement control policies and internal procedures. Records of several transactions must be kept for at least ten years, unless the bank is notified that a CVM investigation is underway, in which case the ten-year obligation may be extended.

The CVM directed special attention to politically exposed individuals through Instruction No. 463/08 and consolidated in Central Bank of Brazil’s Circular No. 3,461/09, which refer to individuals politically exposed who hold or held prominent public positions in Brazil or abroad during the past five years and their relatives and representatives, heads of state and government, senior politicians and civil servants, judges or high-ranking military officers, and leaders of state controlled enterprises companies or political parties, members of the Judiciary, Legislative and Executive powers, as well as individuals who held or still hold relevant positions in foreign governments.

In 2008, the Central Bank of Brazil broadened the reach of its applicable rules for controlling financial transactions related to terrorism. The Law No. 12,683/12 toughened the rules on money laundering offenses – any offense or misdemeanor is now considered as a forerunner to the crime of money laundering and not only serious offenses, such as drug traffic and terrorism. Additionally, the law expands, to a great extent, the list of individuals and legal entities subject to the control mechanisms of suspicious transactions, which need to notify the Controlling Council of Financial Activities (“COAF”), including, among them, companies providing advisory or consulting services to operations in the financial and capital markets, under the penalty of fines of up to R$20 million. We even have the obligation to send to the regulatory or inspection agency information regarding the non-existence of suspect financial transactions and other situations that generate the need for communications.

In 2014, the CVM issued Instruction No. 553/14 which, among other issues, (i) firmly states that any business relationship may only be initiated or kept after the arrangements related to the registration process and the “Conheça seu Cliente” (Know your Customer) Policy are adhered to; and (ii) requires a statement on the purpose and nature of the business relationship with the institution.

In the same year, the Central Bank of Brazil changed the procedures related to the Regulation of Anti-Money Laundering and Counter-Terrorism Financing (“AML/CTF”) to be adhered to by the payment institutions in order to meet international requirements set forth under the scope of the Financial Action Task Force (“FATF”), which is the body responsible for establishing AML/CTF standards to be adhered to by the countries of the G20. Accordingly, in addition to the AML/CTF procedures already required, payment institutions must also adopt procedures and controls to confirm information on customer’s identification and implement AML/CTF risk management systems. In December 2019, the CVM issued Normative Instruction No. 617/19, updating the standards of AML/TF, enhancement of the functions of the officer responsible, definition of the stages linked to conducting the policy of getting to know your customer and greater details on the warning signs to be monitored, and the points that must integrate the analysis of the operation or atypical situation detected.

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Further, in 2014, SUSEP established the Permanent Committee on Anti-Money Laundering and Counter-Terrorism Financing in the Insurance, Reinsurance, Capitalization and Private Pension Plan Markets (“CPLD”). The CPLD is a permanent governing body acting to prevent money laundering and curtail the financing of terrorism, both in connection with SUSEP and the insurance, reinsurance, capitalization and private pension plan markets.

In March 2019, Law No. 13,810/19 was enacted, which deals with the enforcement of sanctions imposed by the resolutions of the United Nations Security Council (“CSNU”), regulated by Central Bank of Brazil’s Circular No. 3,942/19.

In January 2020, the Central Bank of Brazil issued Circular No. 3,978/20 which will come into force on July 1, 2020. The circular revokes Circular No. 3,461/09, enhancing the policy, procedures and internal controls to be adopted to give greater efficiency to the procedures practiced in the prevention of money laundering and terrorist financing. Among the main guidelines introduced by Circular No. 3,978/20, we highlight:

• Internal risk assessment: guidelines that the regulated institutions use as subsidy, evaluations carried out by public entities of the country concerning the risk of money laundering and terrorist financing;

• Registration of operations: maintenance of records of all operations, products and services contracted, including withdrawals, deposits, contributions, payments, receipts and transfers of resources, including the operations carried out in the context of the institution itself, indicating information enabling the identification of the parties of each operation and origin and destination of resources in cases of payment transactions, receipts and transfer of resources;

• Operations in kind: a guideline was included requiring the inclusion of the identity of the sender where operations involving resources in kind of individual value exceed R$2,000.00;

• Procedures to get to know customers: enhancement and inclusion of new procedures destined to get to know customers, in order to understand the identification, qualification and classification of the customer compatible with the risk profile and nature of the business relationship, in addition to the possibility, if necessary, of cross-checking information collected with those available on databases of public or private character. These procedures of identification and qualification shall also be adopted for administrators of legal entity customers and representatives of customers, compatible with the function exercised;

• Politically Exposed People: expansion of the group of people characterized as politically exposed to the Executive, Legislative and Judicial Powers, the Public Attorney’s Office and, in terms of state companies, at federal, state and municipal levels;

• Guidelines for hiring: inclusion in the PLD/FT policies of guidelines for the selection and hiring of employees, partners and service providers considering the risk of money laundering and terrorist financing;

• Relationship with third parties: inclusion of forecast that if the institution establishes a business relationship with third parties not subject to the operating permit from the Central Bank of Brazil, the institution’s access to the identification of the final recipients of resources for purposes of the AML/TF must be stipulated in the contract; and

• Monitoring procedures: inclusion of specific situations to the non-exhaustive list of operations that, considering the parties involved, the values, the forms of implementation, the instruments used or the lack of economic or legal basis, may establish the existence of solid evidence of suspected money laundering or terrorist financing.

Given the new guidelines of Circular No. 3,978/20, we will need to adapt our processed to the new requirements, in particular those related to internal risk assessment of AML/TF, until the entry into force of the Circular on July 1, 2020.

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Anticorruption Law

In August 2013, Law No. 12,846/13 was enacted to regulate civil and administrative liability of legal entities for performing acts against public management, either domestic or foreign. Based on this legal provision, legal entities shall be strictly liable, in both the administrative and civil spheres, for the practice of harmful acts in their exclusive or non-exclusive interest or benefit.

The Decree No. 8,420/15 regulates the application of Law No. 12,846/13. Among others, it establishes the guidelines with respect to the calculation of the fines to be imposed in cases involving corruption scandals. The calculation base of the fine will be the company’s revenues, which may have “minimum” 0.1% and “maximum” 20%. Articles 17, 18, 19 and 20 of the Decree concern the “mid-term” of the fine, predicting “mitigating factors” and “aggravating factors.” In the first case, there are provisions on the non-consummation of the infraction, compensation for damages, level of cooperation, spontaneous communication, preparation of the program of governance and internal structure of compliance; in the second, as “aggravating factors,” it provides for the continuity of the conduct during the relevant period, any tolerance by the Board of the company, suspension of construction or public service and positive economic situation. If it is not possible to use the revenue as a parameter for the calculation of the fine, the values to be applied may be between R$6 thousand, minimum, and R$60 million, maximum. An additional 5% fine will be levied if within five years of the “corrupt” conduct such “corrupt” conduct is repeated.

Corporate Sustainability

Sustainability is one of the drivers of the way we do business and manage the Organization. In this sense, the management of environmental, social and governance (“ESG” or “ASG,” in the acronym in Portuguese) issues has become key to our survival and growth in an environment that is increasingly dynamic and challenging. As we seek to generate shared and long-term value for investors, employees, suppliers, customers and society, we also contribute to the sustainable development of the country. In line with this vision, we have a set of policies and standards that guide our actions in relation to ESG issues. This normative framework is also in compliance with CMN Resolution No. 4,327/14, which introduces guidelines for the Social and Environmental Responsibility Policy (“PRSA”) for financial institutions.

Our commitment to sustainability is reinforced in the establishment of dialogs with various stakeholders and through the incorporation of initiatives and voluntary commitments, such as: Global Compact Initiatives, Goals of Sustainable Development (“ODS”), Equator Principles, Principles for Responsible Investment (“PRI”), Principles for Sustainable Insurance (“PSI”), Principles for Banking Responsibility (“PRB”), Businesses for the Climate (“EPC”), Women’s Empowerment Principles (“WEPs”), Task Force on Climate-related Financial Disclosures (“TCFD”), among others.

We became a signatory of the Principles for Banking Responsibility (“PRB”) of the United Nations (“UN”) in 2019. A guide for the banking sector to respond, boost and benefit from an economy that is focused on sustainable development. In addition to being one of the first signatories, we were the only Brazilian Bank in the group of 30 financial institutions that since March 2018 have dedicated themselves to the construction of this project in alliance with the United Nations Environment Programme Finance Initiative – UNEP FI.

Our sustainability strategy was revised in 2019 and is based on the Principles for Responsible Banking. Six pillars of operation were developed: Sustainable Business; Climate Change; Customer Relationship; Diversity; Innovation; and Private Social Investment.

The main decisions and monitoring of the sustainability strategy are conducted by the Sustainability and Diversity Committee which meets quarterly and is made up of members of the Board of Directors and of the Board of Executive Officers, including the Chief Executive Officer. The Committee’s decisions are advised by the Sustainability Committee, an executive body composed of officers and managers from several areas, that guarantee the integrated application of the strategy to the businesses and operations, and help with the execution of plans and monitoring of projects.

We finished 2019 with advances in the ESG performance of the Organization, being recognized by stock exchange indices and specialized rating agencies. For the 14th time, we are present in the Dow Jones Sustainability Indices (DJSI), in the World and Emerging Market portfolios, with performance above the world average. We were the best performing Brazilian private bank in 2019. We also integrated the Corporate Sustainability Index (“ISE”), of the B3, for the 15th consecutive edition. In addition, our performance was evaluated and classified by: VigeoEires – Best EM Performers, FTSE4Good, Bloomberg Gender-Equality Index, ISS ESG Corporate Rating (Prime), MSCI ESG Index, Sustainalytics’ ESG Ratings, among others.

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As a result of the COVID-19 pandemic, we made donations, together with other major Brazilian banks, of: (i) 5 million rapid tests; (ii) 15 million masks; (iii) 30 CT scanners and other equipment, in addition to supporting Brazilian micro and small enterprises to expand the production of ventilators and equipment that will be sent to the Ministry of Health. Together with other companies, Bradesco Seguros is supporting the construction of a campaign hospital in Rio de Janeiro, with capacity for 200 beds, 100 of which are ICU beds.

Audit partner rotation requirements

Under Brazilian regulations, all financial institutions must:

•     be audited by an independent accounting firm; and

•     have the specialist in charge, officer, manager or audit team supervisor periodically replaced without the need to change the independent auditor firm itself. Rotation must take place after five fiscal years at most and replaced professionals may be reintegrated three years later. Terms of responsible specialists, officers, managers or audit team supervisors begin on the day the team begins work on the audit.

Each independent accounting firm must immediately inform the Central Bank of Brazil of any event that may materially adversely affect the relevant financial institution’s status.

For the entities regulated by SUSEP, the applicable standards determine the replacement of the members responsible for the independent accounting audit, every five fiscal years. According to article 121, X, of CNSP Resolution No. 321/15, members responsible for the independent accounting audit is the technical responsible, officer, manager, supervisor or any other member in a management function. According to the applicable standards, the first mandatory replacement is expected to take place after the fiscal year ended December 31, 2019. The return of the member responsible for the independent accounting audit can only occur three years after their replacement.

For the entities regulated by ANS, the applicable standards in effect since 2016 determine that the professional responsible for signing the opinion should change at least every five fiscal years, requiring a minimum interval of three years from its replacement.

The members of the Board of Directors, elected in the form of Article 141, paragraph 4 of the Brazilian Corporate Law, will have veto rights, provided that it is in a substantiated manner, the appointment or removal of our independent accounting firm.

Auditing requirements

Because we are a financial institution and registered with the local stock exchange, we are required to have our financial statements audited every six months in accordance with BR GAAP, applicable to institutions authorized to operate by the Central Bank of Brazil. Quarterly financial information filed with the CVM is also subject to review by independent auditors. Additionally, as required by CMN Resolution No. 4,776/20, which came into force on January 29, 2020, we are required to publish annual consolidated financial statements prepared in accordance with IFRS, accompanied by the independent auditors’ report and the management report on social business and the main administrative facts for the period. The financial statements should also be disclosed in the CDSFN (Central de Demonstrações Financeiras do Sistema Financeiro Nacional) of the Central Bank of Brazil. Financial institutions and other institutions authorized to operate by the Central Bank of Brazil, which, on the date of entry into force of Resolution No. 4,776/20, were not obliged to produce and disseminate financial statements in accordance with the above, will have to adhere fully to the terms of this resolution by January 1, 2022.

In January 2003, the CVM enacted regulations requiring audited entities to disclose information relating to their independent accounting firm’s non-auditing services provided to the entity whenever such services accounted for more than 5.0% of the amount paid to the external auditors.

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The independent auditors must also declare to the audited company’s management that their provision of these services does not affect the independence and objectivity required for external auditing services.

In May 2004, the CMN enacted new auditing regulations providing that we are required to appoint a member of our Management to be responsible for monitoring and supervising compliance with the accounting and auditing requirements set forth in the legislation.

Pursuant to this regulation, financial institutions having RE of more than R$1.0 billion, managing third party assets of at least R$1.0 billion or having an aggregate amount of third-party deposits of over R$5.0 billion are also required to create an Audit Committee consisting of independent members. According to the regulation, the number of members, their appointment and removal criteria, their term of office and their responsibilities must be specified in the institutions’ Bylaws. The Audit Committee is responsible for recommending to the Board of Directors which independent accounting firm to engage, reviewing the company’s financial statements, including the notes thereto, and the auditors’ opinion prior to public release, evaluating the effectiveness of the auditing services provided and internal compliance procedures, assessing Management’s compliance with the recommendations made by the independent accounting firm, among other matters. Our Bylaws were revised in December 2003 to stipulate the existence of an Audit Committee. In May 2004, our Board of Directors approved the Charter of the Audit Committee and appointed its first members. Our Audit Committee has been fully operational since July 2004. In October 2006, the CMN amended the Resolution No. 3,198/04, changing the minimum requirements to be observed by the financial institutions when electing members for the Audit Committee. In April 2014, the CMN changed certain rules related to audit committees in order to improve the composition and operational of such committees. These rules provided that up to one third of its members may exercise another single consecutive term of office, granting more independence to the Audit Committees of privately-held institutions.

We are required to publish a semi-annual summary of the Audit Committee report together with our financial statements.

Operations in other jurisdictions

We have branches and subsidiaries in several other jurisdictions, such as New York, London, Buenos Aires, the Cayman Islands, Hong Kong, Mexico and Luxembourg. The Central Bank of Brazil supervises Brazilian financial institutions’ foreign branches, subsidiaries and corporate properties, and prior approval from the Central Bank of Brazil is necessary to establish any new branch, subsidiary or representative office or to acquire or increase any interest in any company abroad. In any case, the subsidiaries activities should be complementary or related to our own principal activities. In most cases, we have had to obtain governmental approvals from local central banks and monetary authorities in foreign jurisdictions before commencing business. In each jurisdiction in which we operate, we are subject to supervision by local authorities.

Asset management

Asset management is regulated by the CMN and the CVM.

In August 2004, the CVM issued Instruction No. 409/04, consolidating all previous regulations applicable to fixed-income asset funds and equity mutual funds. Prior to this ruling, fixed-income asset funds were regulated by the Central Bank of Brazil, and equity mutual funds were regulated by the CVM.

In December 2014, the CVM enacted Instruction No. 555/14, which replaced Instruction No. 409/04, in order to improve electronic communications, rationalize the volume, content and manner of disclosing information, and to make investment limits less rigid for certain financial assets, particularly foreign financial assets. Additionally, CVM Instruction No. 555/14 addresses the following issues: (i) the framework for setting up funds without the need for executing an adhesion contract and the checking of the adequacy for investment in the fund to the customer’s profile in connection with funds investing over 95.0% of its equity in federal public debt bonds or equivalent risky securities; (ii) barring interest-bearing compensation that would jeopardize the independence of the fund management; (iii) providing more transparency to the distribution policy; (iv) improving performance fee regulation; and (v) providing safer rules for investments in foreign assets.

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Pursuant to CVM limits and our Bylaws, our investment funds must keep their assets invested in securities and types of trades available in the financial and capital markets.

Securities, as well as other financial assets which are an integral part of the investment fund portfolio, should be duly registered in the registration system with a custodian or central depository, authorized by the Central Bank of Brazil or the CVM to carry out such activities in their areas of competence.

In addition to the limitations specified in each financial investment fund’s bylaws, they may not:

•     invest more than 10.0% of their shareholders’ equity in securities of a single issuer, if that issuer is: (i) a publicly-held institution; or (ii) another investment fund;

•     invest more than 20.0% of their shareholders’ equity in securities issued by the same financial institution authorized to operate by the Central Bank of Brazil (including the fund administrator);

•     invest more than 5.0% of their shareholders’ equity if the issuer is an individual or corporate entity that is not a publicly-held company or financial institution authorized to operate by the Central Bank of Brazil; and

•     be directly exposed to crypto assets. The CVM recommends avoiding also indirect exposure until the regulator issues a final rule on the matter.

There are no limits when the issuer is the government. For the purposes of these limits, the same issuer means the parent company, companies directly or indirectly controlled by the parent and its affiliates, or companies under common control with the issuer.

Under the previous regulation (CVM Instruction No. 409/04), the qualified investor funds required a minimum investment of R$1.0 million per investor and were subject to concentration limitations per issuer or per type of asset as long as this is stated in their bylaws. Under the current regulation (CVM Instruction No. 555/14), this privilege is eligible only for funds for professional investors.

In addition, CVM Instruction No. 555/14 states the following limits for funds to hold financial assets traded abroad in their portfolios: (i) no limits for funds classified as “Fixed Income – Foreign Debt,” funds exclusively intended for professional investors that include in their denomination the suffix “Foreign Investment,” and certain funds exclusively intended for qualified investors; (ii) up to 40.0% of its shareholders’ equity for funds exclusively intended for qualified investors that do not follow certain provisions set forth in this Instruction; and (iii) up to 20.0% of its shareholders’ equity for general public funds.

Also in December 2014, the CVM established a new concept for qualified and professional investors. Legal entities and individuals are to be deemed professional investors if they hold financial investments above R$10.0 million, and are deemed to be qualified investors if they hold financial investments above R$1.0 million. These definitions became effective in October 2015.

Broker and dealer firms

Broker and dealer firms are part of the SFN and are subject to CMN, Central Bank of Brazil and CVM regulation and supervision. Broker and dealer firms must be authorized by the Central Bank of Brazil and are the only institutions in Brazil authorized to trade on Brazil’s stock exchanges and commodities and futures exchanges. Both broker and dealer firms may act as underwriters for public placement of securities and engage in the brokerage of foreign currency in any exchange market.

Brokers must observe B3 rules of conduct previously approved by the CVM, and must designate an executive officer responsible for observance of these rules.

Broker and dealer firms may not:

•     with few exceptions, execute transactions that may be characterized as the granting loans to their customers, including the assignment of rights;

•     collect commissions from their customers related to transactions of securities during the primary distribution; or

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•     acquire assets, including real estate properties, which are not for their own utilization, with certain exceptions.

Broker and dealer firms’ employees, managers, partners, controlling and controlled entities may trade securities on their own account only through the broker they are related to.

On August 29, 2019, the CMN amended Resolution No. 4,750/19, changing the rules applicable to brokers and dealers. The new rule provides that these firms can make loans of assets of its equity to its clients to exclusively use the goods in the provision of guarantees for operations, provided that the requirements of said Resolution are met.

Internet brokerage services

The CVM approved regulations on Internet brokerage activities, which may be carried out only by registered companies. Brokers’ web pages must contain details of their systems, fees, security and procedures for executing orders. They must also contain information about how the market functions generally and the risks involved with each type of investment offered.

Brokers that carry out transactions over the Internet must guarantee the security and operability of their systems, which must be audited at least twice a year.

Leasing

The basic legal framework governing leasing transactions is established by Law No. 6,099/74, as amended (the “Leasing Law”) and related regulations issued periodically by the CMN. The Leasing Law provides general guidelines for the incorporation of leasing companies and the business activities they may undertake. The CMN, as regulator of the Financial System, is responsible for issuing Leasing Law related regulations and overseeing transactions made by leasing companies. Laws and regulations issued by the Central Bank of Brazil for financial institutions in general, such as reporting requirements, capital adequacy and leverage regulations asset composition limits and treatment of doubtful loans, are also applicable to leasing companies.

Insurance, health and pension plans regulation

Principal regulatory agencies

National Private Insurance Council

The National Private Insurance Council (“CNSP”) is the agency responsible for establishing the guidelines and standards of private insurance policy. The agency is composed of representatives of the Ministry of Finance, the Ministry of Justice, the Ministry of Social Security and Social Assistance of the Superintendence of Private Insurance, the Central Bank of Brazil and the CVM.

In addition to laying down the guidelines and standards of private insurance policy, it is the responsibility of the CNSP:

•  to regulate those exercising activities, subordinate to the National Private Insurance System, as well as the application of penalties;

•  to establish the general characteristics of insurance, open private pension, capitalization and reinsurance contracts;

•  to establish the general guidelines of reinsurance operations; and

•  to prescribe the criteria for the establishment of Insurance Companies, of Capitalization, Open Private Pension Entities and Reinsurers.

Private Insurance Superintendence

SUSEP is responsible for implementing and overseeing CNSP’s policies and ensuring compliance with such policies by insurance companies, insurance brokers and insured individuals. SUSEP is linked to the Ministry of Finance and was created by Decree-Law No. 73 of November 1966.

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Thus, for insurers to operate, they need government approval, as well as specific approval from the SUSEP to commercialize each of their products, where they may underwrite policies either directly to consumers or through qualified brokers (article 13 and paragraph 2 of Law No. 4,594/64).

SUSEP is responsible for:

•  supervising the constitution, organization, functioning and operation of insurance companies, of capitalization, open private pension entities and reinsurers;

•  complying with and enforcing the deliberations of the CNSP and performing the activities delegated by it;

•  acting in order to protect the acquisition of popular savings that are made through the operations of insurance, open private pension, and of capitalization and reinsurance;

•  promoting the improvement of institutions and operational instruments;

•  promoting the stability of the markets under its jurisdiction, ensuring their expansion and the operation of the entities that operate in them;

•  ensuring the liquidity and solvency of companies that make up the insurance market; and

•  ensuring the protection of consumer interests of the markets supervised.

National Supplemental Health Agency

The ANS is a municipality linked to the Ministry of Health, with operations throughout Brazil, as an agency of regulation, standardization, control and supervision of activities that ensure the qualification of health care in the supplemental health sector.

The main initiatives of ANS are to stimulate the quality of the supplemental health sector and encourage programs to promote and prevent diseases in the sector in which it operates.

To fulfill its objectives, the following are incumbent upon the ANS:

•  regulation of the supplemental health care, creating general policies and guidelines, actions to standardize and foment actions that aim to protect the public interest and the sustainability of the supplemental health care market;

•  qualification of the supplemental health care, creating policies, guidelines and actions that seek, among others the qualification of the sector, in relation to the regulated market; and

•  institutional articulation, creating policies, general guidelines and actions to optimize the internal and external institutional relations enabling the effectiveness of the regulatory process.

Insurance Regulation

The Brazilian insurance business is regulated by Decree Law No. 73/66, as amended, which created two regulatory agencies, the CNSP and SUSEP. SUSEP is responsible for implementing and overseeing CNSP’s policies and ensuring compliance with such policies by insurance companies, insurance brokers and insured individuals. Thus, insurance companies require government approval to operate, as well as specific approval from SUSEP to offer each of their products. Insurance companies may underwrite policies both directly to consumers and through qualified brokers (Article 13 and paragraph 2 of Law No. 4,594/64).

Insurance companies must set aside reserves in accordance with CNSP criteria. Investments covering these reserves must be diversified and meet certain liquidity criteria, rules for which were consolidated by CNSP Resolution No. 321/15, as amended, solvency and security criteria. Insurance companies may invest a substantial portion of their assets in securities. As a result, insurance companies are major investors in the Brazilian financial markets and are subject to CMN rules and conditions for their investments and coverage of technical reserves.

Insurance companies may not, among other activities:

•     act as financial institutions by lending or providing guarantees;

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•     trade in securities (subject to exceptions); or

•     invest outside of Brazil without specific permission from the authorities.

Insurance companies must operate within certain retention limits approved by SUSEP pursuant to CNSP rules. These rules reflect the economic and financial situation of insurance companies and the conditions of their portfolios. Insurers must also meet certain capital requirements as provided by SUSEP regulations.

Under Complementary Law No. 126/07, the ceding party (local insurer or reinsurer) must offer local reinsurers preference when contracting reinsurance or retrocession in the percentage of 40% of risks ceded.

The Complementary Law also places more severe restrictions on ceding risk to foreign reinsurance companies and contracting of insurance abroad. Insurance companies must reinsure amounts exceeding their retention limits.

Since CNSP Resolution No. 168/07 was amended by CNSP Resolution No. 353/17, it does not require the insurance company to hire a minimum number of local reinsurers. However, in accordance with Article 15 of the CNSP Resolution No. 168/07, the insurance company must give preference to local reinsurers in at least 40% of the assignment of reinsurance agreements to each automatic or optional contract. In addition, as per CNSP Resolution No. 168/07 as amendment by CNSP Resolution No. 353/17, there are no more limits on the transference of risks by insurers to companies that belong to its financial conglomerate as long as the operations of reinsurance and retrocession ensure the effective transfer of risk between the parties, and are executed at arms-length.

In 2013, CNSP issued Resolution No. 302/13 which regulates the minimum capital requirement and to solvency regularization plans for insurance companies, capitalization bond entities, EAPCs, and local reinsurance companies. The main changes in such regulation were the following:

•     consolidation of the correction plans and the plans of solvency recovery into a single plan, as the solvency regularization plan (“PRS”);

•     establishment of a liquidity minimum ratio (20.0%) over the minimum capital requirement (“CMR”), so that the companies can promptly react to unexpected losses incurred by their capital;

•     changes to the base capital for EAPCs constituted as business corporations; and

•     exclusion of all references to solvency margin, once all risk portions were already established in the capital requirement rules.

The Resolution No. 321/15 regulates technical provisions, assets which reduce the need for coverage of technical provisions, risk capital based on the underwriting, operating and market credit risks, adjusted shareholders’ equity, minimum capital required, adjustment plan for solvency, limits of retention, criteria for investments, accounting standards, accounting audit and independent actuarial audit and Audit Committee relating to insurance companies, EAPCs, capitalization companies and reinsurers.

Insurance companies are exempt from ordinary financial liquidation procedures in case of bankruptcy, and instead follow the special procedure administered by SUSEP. Financial liquidation may be either voluntary or compulsory.

As was already the case in relation to entities subject to CMN, SUSEP issued rules in December 2008 with specific internal controls for preventing and fighting money laundering crimes. These rules include a series of provisions on notifying proposed transactions with politically exposed individuals and suppression of terrorist financing activities. These rules were amended and consolidated by Circular No. 445/12.

Resolution No. 383/20 issued by CNSP in March 2020, established that the operations of insurance, open pension plan, capitalization and reinsurance will be recorded, as the case may be, in the registration system (i) previously approved by SUSEP; and (ii) managed by a registration entity accredited by SUSEP, in order to increase the control of the operations carried out by these companies.

There is currently no restriction on foreign investment in insurance companies.

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Health insurance

Private health insurance and health plans are regulated by Law No. 9,656/98, as amended, which we refer to as the “Health Insurance Law,” containing general provisions applicable to health insurance companies and the general terms and conditions of agreements entered into between health insurance companies and their customers.

The ANS is responsible for regulating and supervising supplemental health services provided by health insurance companies pursuant to directives set forth by the Supplemental Health Council (Conselho de Saúde Suplementar).

Until 2002, SUSEP had authority over insurance companies, which were authorized to offer private health plans. Since 2002, pursuant to ANS regulations and supervision, only operators of private health plans may offer such plans. We created Bradesco Saúde in 1999 to fulfill this requirement.

Private pension plans

Open pension plans are subject, for purposes of inspection and control, to the authority of the CNSP and the SUSEP, which are under the regulatory authority of the Ministry of Finance. The CMN, CVM and Central Bank of Brazil may also issue regulations pertaining to private pension plans, particularly related to assets guaranteeing technical reserves.

Private pension entities must set aside reserves and technical provisions as collateral for their liabilities.

EAPCs and insurance companies have been allowed to create, trade and operate investment funds with segregated assets since January 2006. Notwithstanding the above, certain provisions of Law No. 11,196/05 will only become effective when SUSEP and CVM issue regulatory texts. In September 2007, CVM issued Instruction No. 459/07, which addresses the setup, management, operation and disclosure of information on investment funds exclusively related to supplementary pension fund plans. In January 2013, the CMN determined new rules to govern the application of reserves, provisions and funds of insurance companies, capitalization companies and EAPCs. In December 2019, the CMN published Resolution No. 4,769/19, changing the limits for the investment of resources addressed in Resolution No. 4,444/15.

Currently, Resolution CNSP No. 349/17 and SUSEP Circular SUSEP No. 563/17, in addition to the Supplementary Law No. 109/01, regulate the Pension Plan activity.

Reinsurance

Insurance companies must operate with reinsurers registered with SUSEP and may, exceptionally, contract reinsurance or retrocession operations to reinsurers not authorized when the lack of capacity of the local reinsurers is proven.

Currently, the Brazilian law provides that the insurer or the cooperative society, may concede up to 95% of premiums ceded in reinsurance, based on the totality of its operations in each calendar year. In the same way, the local reinsurer may also concede up to 95% of the premiums issued relating to risks they have underwritten, also calculated on the basis of the totality of its operations in each calendar year. It is worth noting that some lines or insurance modalities may have greater or lesser restrictions in the percentages of premiums that may be ceded in reinsurance.

The regulation of SUSEP establishes a minimum compulsory contracting of 15% of the reinsurance ceded, with Brazilian reinsurers. In addition, it provisions a limit to certain lines of up to 75%, so that a Brazilian-based insurer or reinsurer can transfer risks to related or foreign-based companies belonging to the same financial conglomerate.

Recently, CNSP Resolution No. 380/20 extended the list of people who can purchase reinsurance, including: (i) Open Pension Fund Entity (“EAPC”) (article 2, paragraph 1); and (ii) Closed Pension Fund Entity (“EFPC”) and operators of private health care plan (article 2, paragraph 3).

Taxes on our main transactions

Taxes on financial transactions (“IOF”) on loan transactions

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IOF levied on loan transactions has as its taxable event the delivery of the obligation amount or value, or the event of making it available to the interested party.

Rate applicable to loan and advances of any type, including credit opening is 0.0041% per day to legal entity borrowers and since January 2015, 0.0082% to individual borrowers.

This IOF rate will be charged on principal available to borrowers regarding the loans and advances, but for cases in which the amount of principal is not predetermined, in addition to the IOF levied on principal, there will be additional IOF at the same rate levied on interest and other charges, so that the calculation base will comprise the sum of daily outstanding debt balances calculated on the last day of each month.

Since January 2008, besides IOF on the transactions mentioned above, loans and advances have been subject to IOF additional rate of 0.38% irrespective of the repayment period or whether the borrower is an individual or a legal entity. For legal entities, IOF rate calculation base is not the sum of outstanding debt balances, IOF shall not exceed 1.8765% and for individuals, it will not exceed a 3.373% rate, which corresponds to the result of applying the daily rate to each amount of principal stipulated for the transaction, multiplied by 365 days, plus an additional rate of 0.38% even if the loan is to be repaid by installment.

IOF on loan transactions is levied on transactions between individuals and legal entities domiciled in Brazil, as well as on transactions whose creditor resides in Brazil, even if the debtor is located abroad. However, the IOF is not levied on loan transactions where the lender is located abroad and the borrower is in Brazil.

IOF on insurance transactions

IOF levied on insurance transactions has as its taxable event the receipt of premium. Applicable rates are as follows:

•     0.0% on: (i) reinsurance transactions; (ii) transactions related to mandatory insurance, linked to residential housing loans granted by an agent of the national housing system (SFH); (iii) insurance transactions for export credits and international merchandise transportation; (iv) insurance operation contracted in Brazil, related to the cover for risks relating to the launch and operation of the satellites Brasilsat I and II; (v) aeronautical insurance and civil liability of airlines; (vi) premiums intended to finance life insurance plans with survival coverage; and (vii) guarantee insurance;

•     0.38% of premiums paid, in the case of life insurance and similar policies, for personal or workplace accidents, including mandatory insurance for personal injuries caused by vehicles or ships or cargo to persons transported or others;

•     2.38% private health insurance business; and

•     7.38% for all other insurance transactions.

Income and social contribution taxes on income

Federal taxes on company profits include two components, income tax known as “IRPJ” and tax on net income, known as “Social Contribution” or “CSLL,” both calculated on the adjusted net income. Income tax charges are calculated based on a rate of 15.0% plus a surcharge of 10.0% on taxable income exceeding R$240 thousand per annum, corresponding to a combined rate around 25.0%. Social contribution tax payable by the majority of financial institutions is calculated based on a rate of 15.0% as from January 1, 2019. However, with the enactment of Constitutional Amendment No. 103/19, as of March 1, 2020, the banks of any kind and the development agencies began to be subject to the increased rate of 20%.

Companies based in Brazil are taxed based on their global income, and not just the income produced exclusively in Brazil. As a result, profits, capital gains and other income obtained abroad by Brazilian entities are computed in the determination of their taxable profits on an annual basis.

As rule, affiliates abroad will have their dividends (and not the corporate profit) taxed in Brazil at the time of effective distribution, except: (i) if they are domiciled in a tax haven or if they adopt a sub-taxation scheme, or (ii) they are treated as subsidiary. With regard to the subsidiaries, the controller corporate entities in Brazil must: (i) record in sub accounts the investment account, in proportion to the stake held, the share of the adjustment of the investment value equivalent to corporate profits (calculated before local income tax), earned by the subsidiaries, directly and indirectly, in Brazil or abroad, concerning the calendar year in which they were calculated in the balance sheet; and (ii) compute these values in their calculation base of the IRPJ and Social Contribution.

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Interest paid or credited by a company based in Brazil to: (i) an addressee domiciled abroad, whether or not holding equity interest in the company paying; or (ii) an addressee resident, domiciled or incorporated in a tax haven or locality with a low or privileged tax regime are subject to the deductibility limits imposed by thin-capitalization and transfer pricing rules.

Tax deductions for any payment to a beneficiary resident or domiciled in a country with tax haven are also subject to the following: (i) identification of the actual beneficiary of the person domiciled abroad; (ii) proof of the ability of the person located abroad to complete the transaction; and (iii) documented proof of payment of the respective price and of receipt of the assets, rights, or utilization of service.

The variation in the monetary value of the credit rights and obligations of companies based in Brazil due to varying exchange rates can be calculated on a cash or accrual basis. The election of tax regime must be exercised in January of each calendar year and may only be altered during the fiscal year if there is “material variation in the exchange rate,” as published by a Finance Ministry Directive.

PIS and Cofins

Two federal taxes are imposed on the gross revenues of corporate entities: PIS and Cofins. Nonetheless, many revenues, such as: dividends, equity earnings from unconsolidated companies, revenues from the sale of non-current assets (investments, fixed assets and intangible assets) and, as a general rule, export revenues paid in foreign currency are not included in the calculation base for PIS and Cofins. Revenues earned by corporations domiciled in Brazil are subject to PIS and Cofins taxes corresponding to interest on own capital.

Brazilian legislation authorizes certain adjustments to the calculation base of those taxes depending on the business segment and on other aspects.

Between 2002 (PIS) and 2003 (Cofins), the government implemented a non-cumulative collection system of PIS and Cofins taxes, allowing taxpayers to deduct from their calculation basis credits originating from certain transactions. In order to offset these credits, the rates of both PIS and Cofins were substantially increased. Subsequent to the changes made to PIS and Cofins, as of May 2004, both taxes are applicable on imports of goods and services when the taxpayer is the importing company domiciled in Brazil.

Since August 2004, the PIS and Cofins rates due on financial revenues were of 0.0%, including those arising from operations carried out for purposes of hedge, earned by legal entities subject to the system of non-accrual of these contributions. In April 2015, Decree No. 8,426/15 establishes that from July 2015, the rates shall be reestablished to 0.65% and 4.0%, respectively, including with respect to the revenue arising from hedge operations. However, even before the production of the effects of Decree No. 8,426/15, the normative was changed with the promulgation of Decree No. 8,451/15, which reassured the maintenance of the zero rate for contributions to PIS and Cofins, specifically in relation to financial revenues arising from: (i) monetary variation, depending on the exchange rate, of export operations of goods and services, as well as obligations incurred by the legal entity, including loans and financing; and (ii) of hedge operations carried out on the stock exchange, of commodities and of futures, or in the organized OTC market.

Certain economic activities are expressly excluded from the procedures of the non-accrual collection of the PIS and Cofins. This is the case of financial institutions, which shall remain subject to PIS and Cofins by the “accrued” procedures, which does not permit the discount of any credits, as provided by Article 10, paragraph I, of Law No. 10,833/03. In spite of this impossibility of accrual of credits, the legislation in force enables the exclusion of certain expenditure in the calculation by such entities of the bases of calculation of the PIS and Cofins (as is the case, for example, of the expenses incurred by the banks in financial mediation operations and expenditure on severance payments corresponding to accidents occurring in the case of private insurance companies). In such cases, the income received by the financial institutions is subject to Contribution to the PIS and Cofins at the rates of 0.65% and 4.0%, respectively.

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7. Issuer’s activities

In July 2010, the Brazilian tax authorities introduced digital tax (“EFD”) records for PIS and Cofins taxes. Under this rule, financial and similar institutions must keep digital records for PIS and Cofins taxes relating to taxable events occurring as of January 2012.

In order to minimize the impacts of the COVID-19 pandemic on companies and businesses in Brazil, on April 3, 2020, RFB Decree No. 139/20 was amended, extending the period of collection of the PIS and Cofins taxes for March 2020 to August 25, 2020 and for April 2020 to October 25, 2020. In addition, in line with the postponement of the collection of these taxes, the deadlines for submission of their ancillary obligations (statement of debits and credits of federal taxes (“DCTF”) and EFD) were also extended.

Compliance with the Foreign Account Tax Compliance Act (FATCA) and Common Reporting Standard (CRS) (Tax Compliance Laws for Foreign Accounts)

Our Organization observes the laws and regulations applicable to its business, whether at national or international level. In this sense, it complies with the FATCA and CRS provisions, which aim to enhance the transparency of fiscal information and to fight against tax evasion, practices of money laundering and the financing of terrorism, through the establishment of Compliance rules that require financial institutions to provide registration and financial data of people with fiscal residence in other participating countries.

FATCA is an American law that defines procedures and obligations applicable to foreign entities in order to identify financial resources of North American taxpayers (US Person) located abroad.

The Decree Law No. 8,506/15, signed and ratified the agreement between the Government of the Federative Republic of Brazil and the Government of the United States of America for the improvement of international tax compliance and implementation of the FATCA.

The CRS is the derivative instrument of the Convention on Mutual Assistance in Tax Matters, OECD and of the Multilateral Competent Authority Agreement, with goals aligned to the guidelines of the FATCA.

The Brazilian Federal Revenue (“RFB”) Normative Instruction No. 1,680/16, features on the identification of financial accounts in accordance with the CRS and regulates the procedures for identification, diligence and reporting to be made by financial institutions and entities subject to the norm.

The financial institutions and entities subject should address this information to the RFB, through e-Financeira, following the obligations of Normative Instruction No. 1,571/15.

Centralized Registration and Deposit of Financial Assets and Securities

In August 2017, the Brazilian Congress converted MP No. 775/17, issued by the President of Brazil in April 2017, into the Law No. 13,476/17. The new law consolidates the provisions on creation of liens over financial assets and securities. On the same day, the CMN issued Resolution No. 4,593/17 to regulate the provisions set by Law No. 13,476/17 and consolidate the regulation on centralized deposits and registry of financial assets and securities issued or owned by financial institutions and other institutions authorized to operate by the Central Bank of Brazil. The CMN has established a deadline of 180 days for this rule to become effective. Resolution No. 4,593/17 presents a clearer definition of financial assets which includes, in addition to traditional financial instruments such as certificates and bank deposit receipts, credit securities subject to discount and credit card receivables. In addition, the rule details in which case financial assets and transferable securities shall be the object of registration or centralized deposit, in which: (i) the record applicable to bilateral operations (i.e., with the clients), with some exemptions in certain situations; and (ii) the centralized deposit applicable to securities of credit for payment obligations and transferable securities issued by financial institutions and other institutions authorized to operate by the Central Bank of Brazil, as a condition for the fulfillment of certain negotiations and assumption of custody. The Central Bank of Brazil should also issue rules governing the implementation of such rules, including the implantation of an electronic system for constitution of liens and encumbrances.

b)     environmental policy of the issuer and costs incurred for the fulfillment of environmental regulation and, where applicable, of other environmental practices, including adherence to international standards of environmental protection

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7. Issuer’s activities

At Bradesco, sustainability is among the strategic drivers of the Organization. The management of environmental, social and governance (“ESG” or “ASG,” in the acronym in Portuguese) issues is fundamental to our survival and growth in a context that is increasingly dynamic and challenging.

Recognizing the relevance of these aspects to the financial sector, the National Monetary Council (CMN) established, through Resolution No. 4,327/14, guidelines of socio-environmental responsibility that should be adopted by the financial institutions.

The Corporate Sustainability Policy of Bradesco aims to promote the sustainability of the Organization and guide the actions related to socioenvironmental factors of business. Other policies and rules incorporate these guidelines, consolidating the practices of socio-environmental responsibility, including under the perspective of risk management.

We reinforced our strategy by adopting the internationally renowned voluntary commitments, like the Principles for Responsible Investment (PRI), the Equator Principles, the Principles for Sustainability in Insurance (PSI), and the Global Compact, among others. In this sense, in 2019 we highlight the following advances:

•        Bradesco has become a signatory to the Principles for Banking Responsibility, being the only financial institution in Brazil to participate in the elaboration of the document. This initiative, led by the Financial Initiative of the United Nations (UN) Program for the Environment, fosters the alignment of the business of banks to comply with the Objectives of Sustainable Development (OSD) of the UN and the Paris Climate Agreement.

•        Bradesco supports the Task Force on Climate-Related Financial Disclosures (TCFD). The task force seeks to promote the dissemination of exposure of companies to financial impacts arising from climate change. Launched in June 2017, the recommendations of the TCFD are guiding studies for the development of methodologies and tools to measure potential losses and revenues in the business of the Organization impacted by climate change.

The socio-environmental policies and commitments are backed by a specific governance structure. The main component is the Sustainability and Diversity Committee, which meets quarterly and includes members of the Board of Directors and of the Board of Executive Officers, including the CEO. The Committee is advised by the Sustainability Committee, an executive body composed of officers and managers of various areas, ensuring the implementation of the strategy, monitoring execution and its impact on the bank’s performance.

Under the perspective of risk, the main decision-making forums on socio-environmental risk management in the Organization are the Executive Risk Management Committee and the Integrated Risk Management and Capital Allocation Committee.

Our ESG performance is recognized in the assessments of the main indices of sustainability of stock exchanges, like the Dow Jones Sustainability Indices (DJSI), of the New York Stock Exchange, and the Corporate Sustainability Index (ISE), of B3. In 2019, we were assessed as above average in the sector by: VigeoEires (Best EM Performers); FTSE4Good; ISS ESG Corporate Rating (Prime category); MSCI ESG Index and Sustainalytics ESG Ratings.

 For more information about our social and environmental risks and opportunities, and about our internal practices, visit our Investor Relations website: www.bradescori.com.br.

Social, environmental and governance criteria to business decisions

We seek to incorporate and to constantly improve the analysis of the socioenvironmental and governance criteria to the business decisions, as well as to the offer of credit, investments and insurance.

Credit

The Organization has a robust management structure, comprised of committees, policies, standards and procedures, which allows to duly identify, measure, mitigate, monitor and report the risks, as reported in Chapter 4.1.

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7. Issuer’s activities

Part of the scope of the Standard is the evaluation of financing great projects, real estate projects and projects of pig iron and mining, as well as operations that involve violations and environmental notifications, any evidence of involvement in work similar to slave work and/or acting in sectors with major potential for environmental risk.

We are a signatory of the Ecuador Principles since 2004, whereby the implementation of the commitment includes, in addition to the Project Financing of over US$10 million, the corporate financing projects with value greater than US$100 million, provided that: (i) the individual financial institution commitment is at least US$50 million; (ii) the customer has operational control of the project; and (iii) the financing period is, at least, two years.

Project financing operations, covered by the Ecuador Principles, and also those with identified environmental risks are monitored periodically, in order to ensure compliance with the applicable standards and guidelines. Internal audits and visits “in loco” are made in the process of social and environmental assessment of such operations and, for high-risk operations, we also have independent audits. When nonconformities are identified, during the process of monitoring obligations, the preparation of an action plan by the borrower is required, with measures and deadlines for adequacy.

Currently, Bradesco is preparing to implement the fourth version of the Equator Principles, which should enter into force in the second half of 2020. With this, we will consider aspects of human rights and climate change in a more comprehensive way, maintaining alignment with international best practices.

Investment

BRAM has a methodology of analysis of environmental and social factors and of governance (ESG) for private and public securities. In the case of private securities, they are considered the material themes of each sector to identify the risks and opportunities that companies face. For the public securities, the methodology considers indicators that measure the regulatory quality and the public policies for good basic services provided to the population, i.e. basic services, environmental conservation and reduction of social inequality. Therefore, the socio-environmental aspects are incorporated in BRAM’s business, whose mission has been to provide superior and sustainable returns in managing the investments of clients.

In 2019, BRAM managed R$560.4 billion, of which R$556.7 billion was evaluated taking into account ESG issues, representing 99.3% of total assets.

BRAM also conducts engagement activities for companies and business partners to adopt the best practices in their fields of business and annually discloses the results in the Transparency Report of the Principles for Responsible Investment (PRI), of which it is a signatory. The application of the PRI, which takes place transversally to the activities of investment and relationship with BRAM’s stakeholders, has the following scope and practices:

•        integration of ESG issues with the analysis and management of assets;

•        involvement of investees;

•        creation of a database of ESG information from investees;

•        training of BRAM professionals in ESG issues and its importance to investment activities;

•        institutional participation of BRAM in forums and work groups related to the issue of responsible investment; and

•        flow of information from reporting on the increased application of the principles in the Organization to the PRI and BRAM.

Among the various products and services that are offered by BRAM is the ISE Fund, whose benchmark is B3’s Business Sustainability Index, with investments in shares of Companies that demonstrate a concern for sustainability; governance funds composed of shares of Companies that integrate B3’s Differentiated Corporate Governance Index (IGC); and the SRI (socially responsible investment) credit fund, the only one of its kind in the domestic market, of companies that show that they are better prepared for social and environmental challenges.

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7. Issuer’s activities

For more information, visit the website: https://www.bradescoasset.com.br.

Insurance

Grupo Bradesco Seguros works and contributes towards environmental, social and economic sustainability, as well as the creation of innovative sustainable solutions, capable of reducing risks. Therefore, since February 2015, Grupo Bradesco Seguros has integrated the Principles for Sustainability in Insurance (PSI), voluntary commitment of the United Nations Environment Programme Finance Initiative (UNEP FI) that seeks to maintain the continuous evaluation of demand for financial and insurance products that offer adequate solutions to the clients, both to boost a low carbon economy and protect them from the impacts or adapt them to the transformations originating from climate change.

In 2019, a working group, with representatives from various areas and from companies of the Group, elaborated and established two standards: one of Socio-environmental responsibility and one on Socio-environmental risk. Both have guidelines for the management of ESG aspects and are valid for all of the Grupo Bradesco Seguros companies. The rules cover issues such as product and service development and supply, management of real estate developments; relationships with suppliers, customers and partners; donations and sponsorships; contract and investment management; environmental preservation, eco-efficiency and climate change; in addition to repudiating discriminatory acts, harassment, child and slave labor, and sexual exploitation.

Socioenvironmental management on operating activities

The management of the operations of the Bradesco Organization also incorporates socio-environmental criteria and good practices. Among them, we highlight:

▪        In 2020, we assumed the commitment (since the end of last year) to have 100% of the operations of Bradesco supplied by renewable energy resources. The initiative will place the Organization as one of the first major financial institutions in the world to complete the transition. In addition, we committed to neutralize 100% of greenhouse gas emissions (carbon equivalents) generated by operations of the Organization from 2019 onwards, being the first major Brazilian bank to assume such a level of carbon offsetting.

▪        Through the Eco-Efficiency Management Program, we invest in initiatives with specific goals to reduce the environmental impact of the Organization. For example, between 2017 and 2019, we decreased by 3% electricity consumption and by 5% the total of greenhouse gas emissions generated by the Organization.

▪        In the homologation of companies that provide a service to Bradesco. Additionally, suppliers that are considered critical are submitted to socio-environmental auditing in order to identify, manage and mitigate the risks found, as well as promote their development. In 2019, 250 on-the-spot audits were carried out, all with an action plan.

For more information about our social and environmental risks and opportunities, and about our internal practices, visit our Investor Relations website: www.bradescori.com.br.

Climate Change

Climate change generates, in the short-, medium- and long-terms, significant changes in our society and economy. Its impacts are physical or environmental – such as rising global temperature and increasingly extreme weather events, each day more severe and frequent –, as well as political and market movements, as new public policies and changes in consumption and production patterns.

In this context, Bradesco seeks to ensure that its operations and our businesses are prepared for climate challenges, with the main objectives stated below:

•        To reduce and mitigate the generation of greenhouse gases by its operations and manage the exposure of our operational structures to climate risks (more information in the “Socio-environmental management in the operational activities” section).

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7. Issuer’s activities

•        To integrate current and future climate risk assessment and opportunities into the decision-making and management processes of our business (more information on “Social, environmental and governance criteria in business decisions”).

•        To provide financial solutions that support consumption and production patterns with lower carbon generation and more resilient to climate impacts – such as: financing for low-carbon agriculture and solar power generation panels.

•        To promote engagement and awareness of the topic with the public with which we relate, such as employees, partners and suppliers, customers and entities of civil society.

More information on our action in the face of climate change, in line with the recommendations of the TCFD, is available in our Integrated Report, on: www.bradescori.com.br.

c)     reliance on patents, trademarks, licenses, concessions, franchises, contracts of royalties relevant to the development of the activities

No reliance on patents, trademarks, licenses, concessions, franchises, contracts of royalties relevant to the development of the Bradesco activities.

7.6 – Relevant revenues coming from foreign countries

Bradesco does not get relevant revenues from its holdings in foreign countries.

7.7 – Effects of foreign control on activities

Since they do not provide relevant revenues, specific regulations of the countries where Bradesco has business do not have relevant impacts on the operations of the Bank.

7.8 – Socio-environmental policies

In relation to socio-environmental policies, indicate:

a)     if the issuer discloses social and environmental information

Bradesco’s Integrated Report 2019 (full and summary versions) comprises main financial and non-financial actions and results of the year based on topics considered most relevant to the Organization and its stakeholders.

The vision of sustainability is incorporated in the corporate strategy and integrated to the business and operations of the Organization. Considering the main challenges and trends of the sustainability agenda, in 2019, we reviewed our strategy and structured six pillars with the goal to continue leveraging the theme in the Organization and anticipating future challenges.

Sustainable business	Climate change	Relationship with customers
The goal is to expand the offer of products and services that favor a more inclusive society and support customers in the transition to a more sustainable economy.

To ensure that our businesses are prepared for climate challenges, seeking continuous improvement in business management, strategic reviews, in addition to more transparency regarding the climatic impacts on the Organization.

We aim to serve the clients with excellence, constantly improving the way to serve them better, based on their needs and objectives, in order to contribute to their achievements.

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7. Issuer’s activities

Diversity	Innovation	Private social investment

Bradesco seeks to welcome and promote diversity among its employees and customers. The goal is to attract and retain talent, expanding the access to career opportunities and adequately serving an increasing range of customer profiles.

Guiding the strength of innovation – already present in Bradesco’s DNA and practices – toward sustainability presents the potential to bring positive changes to Bradesco’s business and in the relationship with clients.

As one of the largest private donors in Brazil, we will seek to leverage the management of results and impacts of Bradesco’s social investment in the country.

The Reports also include the Organization’s participation in relation to the 2030 Agenda of the Objectives for Sustainable Development (OSD) of the United Nations (UN).

Also, the OSD prioritized by Bradesco are stated below:

•        4 – Quality education

•        5 – Gender equality

•        8 – Decent work and economic growth

•        9 – Industry, innovation and infrastructure

•        10 – Reduction of inequalities

•        13 – Action against global climate change

As we seek to generate shared and long-term value for investors, employees, suppliers, customers and the society, we also contribute to the sustainable development of the Country. For more information, see the Integrated Report at: www.bradescori.com.br.

b)     The methodology followed in preparing such information

To prepare the Report we follow the Global Reporting Initiative (GRI) and International Integrated Reporting Council (IIRC) methodologies. We also consider the transparency guidelines of the Sustainability Accounting Standards Board (SASB) and the Abrasca Code for Self-Regulation and Good Practices of Publicly Traded Companies. We seek to meet the transparency requirements used by B3’s Corporate Sustainability Index (ISE) and the Dow Jones Sustainability Index (DJSI); and the disclosure of climate information follows, where possible, the recommendations of the Task Force on Climate-related Financial Disclosure (TCFD).

Also, in 2018 we reviewed our Relevance Matrix, relying on the commitment of the Board of Directors, Presidency and various stakeholders, including employees. The Matrix, valid for two years, presents graphically the most relevant and strategic themes of the Organization to be addressed in the disclosure of information to the market.

c)     If this information is audited or reviewed by an independent entity

The process of preparation and the information published in the document were ensured by KPMG Auditores Independentes.

d)     The page on the internet where this information can be found

More information about the Integrated Report, and Bradesco’s policies, practices and rules, is available on: www.banco.bradesco/ri and www.bradescosustentabilidade.com.br.

7.9 – Other relevant information

There is no other information deemed relevant at this time.

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8. Extraordinary business

8. Extraordinary business

8.1 – Extraordinary business

All disposals and acquisitions of assets that we consider relevant for the years 2019, 2018 and 2017 have been duly described in item 15.7 of this Reference Form.

8.2 – Significant alterations in the issuer’s manner of conducting business

In the years 2019, 2018 and 2017 there were no significant alterations in the issuer’s manner of conducting its business.

8.3 – Significant contracts not directly related to operating activities entered into by the issuer or by its subsidiaries

All contracts that we consider relevant for the years 2019, 2018 and 2017 have been duly described in item 15.7 of this Reference Form.

8.4 – Other relevant information

There is no other information deemed relevant at this time.

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9. Relevant Assets

9. Relevant Assets

9.1 – Relevant non-current assets – others

a)     fixed assets, including those subject to rent or lease, identifying location

Description of fixed asset	Country of location	State of location	Municipality of location	Property type
Head Office – Cidade de Deus	Brazil	SP	Osasco	Rented
Alphaville Center	Brazil	SP	Barueri	Rented
Internacional Plaza Building	Brazil	SP	São Paulo	Rented
Prime Av. Paulista	Brazil	SP	São Paulo	Rented
Comenalle Building	Brazil	SP	São Paulo	Rented
Administrative Center – Vila Leopoldina	Brazil	SP	São Paulo	Rented
Santa Cecília	Brazil	SP	São Paulo	Rented
Nova Central	Brazil	SP	São Paulo	Rented
Administrative Center – Palácio Avenida	Brazil	PR	Curitiba	Rented
Administrative Center – Kennedy Building	Brazil	PR	Curitiba	Owned
Administrative Center – Vila Hauer II	Brazil	PR	Curitiba	Owned

b)     intangible assets such as patents, trademarks, licenses, concessions, franchises and contracts of technology transfer, and the domain name on the internet

Reason for not completing the chart:

There are no non-current assets relevant to the development of the activities of Bradesco that fit in this item.

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9. Relevant Assets

c)     companies in which the issuer has participation:

Corporate name Fiscal year	CNPJ [Corporate Taxpayer's Registry] Book value variation %	CVM Code Market value variation %	Type of company Amount of dividends received (Reais)	Host country	Host state Date	Host city Amount (Reais)	Description of the activities carried out	Issuer participation (%)
Banco Bradesco BBI S.A.	06.271.464/0001-19	-	Subsidiary	Brazil	SP	Osasco	Investment bank	99.960000
12/31/2019	16.674166	0.000000	331,365,898.31	Market value
12/31/2018	5.342300	0.000000	468,352,078.00	Book value	12/31/2019	14,543,170,000.00
12/31/2017	40.167638	0.000000	0.00
Reasons for the acquisition and maintenance of such participation

The company is part of the strategy of the Bradesco Organization and was established with the purpose of consolidating, developing and bringing focus to new niches in the domestic and international capital market.

Corporate name Fiscal year	CNPJ [Corporate Taxpayer's Registry] Book value variation %	CVM Code Market value variation %	Type of company Amount of dividends received (Reais)	Host country	Host state Date	Host city Amount (Reais)	Description of the activities carried out	Issuer participation (%)
Banco Bradesco Financiamentos S.A.	07.207.996/0001-50	-	Subsidiary	Brazil	SP	Osasco	Banking	100.000000
12/31/2019	4.880269	0.000000	40,800,000.00	Market value
12/31/2018	5.113810	0.000000	1,139,000,000.00	Book value	12/31/2019	11,329,690,000.00
12/31/2017	4.220825	0.000000	-
Reasons for the acquisition and maintenance of such participation
The company is part of the strategy of the Bradesco Organization, working mainly on vehicle financing and leasing activities to customers and not customers of the Bradesco Organization.

Corporate name Fiscal year	CNPJ [Corporate Taxpayer's Registry] Book value variation %	CVM Code Market value variation %	Type of company Amount of dividends received (Reais)	Host country	Host state Date	Host city Amount (Reais)	Description of the activities carried out	Issuer participation (%)
Bradesco Administradora de Consórcios Ltda.	52.568.821/0001-22	-	Subsidiary	Brazil	SP	Osasco	Consortium Management	100.000000
12/31/2019	21.473874	0.000000	314,500,000.00	Market value
12/31/2018	18.759274	0.000000	12,090,556.93	Book value	12/31/2019	7,989,689,000.00
12/31/2017	47.203477	0.000000	10,522,323.72
Reasons for the acquisition and maintenance of such participation
The company is part of the strategy of the Bradesco Organization in consortium with the real estate, cars, trucks, tractors sectors, machinery and equipment.

Corporate name Fiscal year	CNPJ [Corporate Taxpayer's Registry] Book value variation %	CVM Code Market value variation %	Type of company Amount of dividends received (Reais)	Host country	Host state Date	Host city Amount (Reais)	Description of the activities carried out	Issuer participation (%)
Bradesco Leasing S.A. - Arrendamento Mercantil	47.509.120/0001-82	1964-0	Subsidiary	Brazil	SP	Osasco	Leasing	100.000000
12/31/2019	1.175931	0.000000	21,250,000.00	Market value
12/31/2018	-0.593857	0.000000	281,350,000.00	Book value	12/31/2019	3,402,930,000.00
12/31/2017	3.525179	0.000000	19,652,551.05
Reasons for the acquisition and maintenance of such participation
The company is part of the strategy of the Bradesco Organization in the leasing sector.

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9. Relevant Assets

Corporate name Fiscal year	CNPJ [Corporate Taxpayer's Registry] Book value variation %	CVM Code Market value variation %	Type of company Amount of dividends received (Reais)	Host country	Host state Date	Host city Amount (Reais)	Description of the activities carried out	Issuer participation (%)
Bradseg Participações S.A.	02.863.655/0001-19	-	Subsidiary	Brazil	SP	Osasco	Holding	100.000000
12/31/2019	16.510591	0.000000	6,173,592,856.12	Market value
12/31/2018	0.969955	0.000000	4,344,741,650.50	Book value	12/31/2019	35,102,108,000.00
12/31/2017	17.303597	0.000000	1,497,214,544.97
Reasons for the acquisition and maintenance of such participation

A company formed with the purpose of centralizing the entity’s share in the insurance, pension plan and capitalization sector, it owns 100% of shares in companies: Bradesco Auto /RE Companhia de Seguros; Bradesco Capitalização S.A.; Bradesco Saúde S.A.; Bradesco Seguros S.A.; and Bradesco Vida e Previdência S.A.

9.2 – Other relevant information

Item 9.1.a)

The properties described in item 9.1.a regarded as “rented” property, are properties owned by companies controlled by Bradesco.

Item 9.1.c)

The amount of received dividends and interest on own capital, the net income tax is to be considered.

These are the events that impacted the variations of the accounting value of each Company presented:

Banco Bradesco Cartões S.A.: In the Banco Bradesco´s Special Shareholders' Meeting, held on August 30, 2019, the proposal of merger, by Bradesco, of Banco Bradesco Cartões S.A., a wholly-owned subsidiary of the Company, was approved. The operation was aimed at corporate restructuring with the aim of obtaining greater synergy and operational efficiency, consolidating the business strategy to operate the portfolio of cards/account holders in a single legal entity and simplifying the communication with account holders and with the mrket. For this reason, we excluded Bradesco Cartões´ information that was presented in item 9.1.c of this Reference Form.

Banco Bradesco BBI S.A.:

•        According to the Special Shareholders’ Meeting held on November 30, 2017, the Protocol and Justification of Merger was approved between Banco Bradesco BBI S.A. (Acquiring Company) and Banco Boavista Interatlântico S.A. (Acquired Company), signed on November 28, 2017, the share capital of BBI increased in R$2,451,943 thousand, raising it to R$7,321,943 thousand, upon issuance of 1,330,764,116 common shares, nominative-book-entry, with no par value, attributed to its sole shareholder, Banco Bradesco S.A.

Bradesco Administradora de Consórcios Ltda.:

•        On April 30, 2019, the Company’s Private Instrument to Change the Articles of Association decided to increase the share capital by R$604,426 thousand, raising it from R$2,995,574 thousand to R$3,600,000 thousand, through the capitalization of part of the balance of the account “Profit Reserve – Legal reserve” of R$140,000 and “Profit Reserve – Statutory” of R$464,426 thousand, with the creation of 604,426,116 quotas, with a nominal value of R$1.00 each. The process was approved by the Central Bank of Brazil on June 18, 2019;

•        On December 15, 2017 the Private Instrument of Amendment of the Bylaws, approved by the Central Bank of Brazil on January 29, 2018, decided the increase of the share capital by R$1,010,200 thousand, being R$450,000 thousand upon through the capitalization of a portion of the account balance of the “Profit Reserve – Statutory,” and R$560,200 thousand due to dividends declared in the Minutes of the Shareholders Meeting held on May 2, 2017;

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9. Relevant Assets

•        On April 30, 2017 the Private Instrument of Amendment of the Bylaws, approved by the Central Bank of Brazil on July 5, 2017, decided the increase of the share capital in R$370,000 thousand, due to dividends declared in the Instrument of Amendment of the Bylaws of April 29, 2016; and

•        On April 28, 2017, an Instrument of Protocol and Justification of Incorporation of Kirton Administradora de Consórcio Ltda. was signed by Bradesco Administradora de Consórcios Ltda., for the transfer of the quota of the Shareholders’ Equity from Kirton Consórcio to Bradesco Consórcios, based on specific Balance Sheets prepared on December 31, 2016. Due to the incorporation, Bradesco Administradora de Consórcios Ltda., took over the management of 134 groups of consortia from Kirton Administradora de Consórcio Ltda.

Bradseg Participações S.A.:

•        On December 27, 2019, the Annual Shareholders’ Meeting resolved a capital increase in the amount of R$177,163, from R$17,552,831 to R$17,729,994, with the issue of 39 common, book entry nominative shares, with no nominal value, by the shareholder Banco Bradesco S.A. with the agreement of Tapajós Holding Ltda.;

•        On June 24, 2019, the Special Shareholders’ Meeting resolved a capital increase in the amount of R$177,894, from R$17,374,937 to R$17,552,831, without issuing new common, book entry nominative shares, with no nominal value, by the shareholder Banco Bradesco S.A. with the agreement of Tapajós Holding Ltda.;

•        On May 29, 2019, the Special Shareholders’ Meeting resolved a capital reduction in the amount of R$33,852, from R$17,408,789 to R$17,374,937, without cancellation of shares, in order to adjust the value of the Company’s equity that was excessive to its effective needs;

•        On October 26, 2018, the Special Shareholders’ Meeting resolved a capital increase in the amount of R$3,209 thousand, from R$17,405,580 thousand to R$17,408,789 thousand, with issuing of 1 new common share, book-entry, without par value, at the price of R$4,158 thousand, by the shareholder Bradesco S.A. and approved by Tapajós Holding Ltda. The increase occurred after the restructuring from BSP – Migration of Properties (HSBC) of Banco Bradesco to the SPEs that will be under the management of the Insurance Group/BSP;

•        On September 14, 2018, the Special Shareholders’ Meeting resolved a capital increase in the amount of R$405,580 thousand, from R$17,000,000 thousand to R$17,405,580 thousand, with the issuance of 97 new common shares, book-entry, without par value, at the price of R$4,158 thousand, by the shareholder Bradesco S.A. and the approval of Tapajós Holding Ltda.;

•        On March 20, 2018, the Special and Annual Shareholders’ Meeting resolved a capital increase in the amount of R$2,526,060 thousand, from R$14,473,940 thousand to R$17,000,000 thousand, without issuing shares, through the capitalization of part of the balance of the account “Statutory Profits Reserve;”

•        On October 26, 2017, in the Special Shareholders’ Meeting, was decided the increase of the share capital by R$299,710 thousand, raising from R$14,174,230 thousand to R$14,473,940 thousand, issuing 77 new common shares, nominative book-entry, with no par value amounting R$3,892 thousand, by the shareholder Bradesco S.A., approved by Tapajós Holding Ltda.;

•        On June 30, 2017, in the Special Shareholders’ Meeting, was decided the increase of the share capital by R$174,230 thousand, raising from R$14,000,000 thousand to R$14,174,230 thousand, issuing 49 new common shares, nominative book-entry, with no par value amounting R$3,584 thousand, by the shareholder Bradesco S.A., approved by Tapajós Holding Ltda.; and

      138– Reference Form – 2019

9. Relevant Assets

•        On April 24, 2017, in the Annual and Special Shareholders’ Meeting, was decided the increase of the share capital by R$2,050,000 thousand, raising from R$11,950,000 thousand to R$14,000,000 thousand, without any issuance of shares, through the capitalization of a portion of the account balance of the “Profit Reserve – Statutory.”

      139– Reference Form – 2019

10. Officers’ Notes

10. Officers’ Notes

10.1 – General Financial and Equity Conditions

a)     general financial and equity conditions

The Officers of the Organization understand that the Company has all financial and asset conditions to ensure the compliance with obligations, guaranteeing the business expansion in the short- and long-terms.

The Officers’ analysis is based on information from the last three financial statements on the balance sheet date, as follows:

2019

In 2019, important steps were taken concerning the agenda of structural reforms in Brazil, mainly through the pension reform.

Currently, we are experiencing a period of great challenges and uncertainties arising from the COVID-19 pandemic. It is, according to the World Health Organization (WHO), the largest global pandemic of our time. We are going through an unprecedented moment, a unique situation, in which the flow of new information is intense, and can change the reading of the scenario. The crisis did not originate in the financial system or was related to external geopolitical threats. It is an event that affects the lives of people in general, as well as the routine of companies and the financial market. In Brazil, we have a solid, robust financial system, which has contributed with various measures to mitigate and overcome the crisis.

The scenario that is emerging for the Brazilian economy is very different to the one predicted at the beginning of the year. Even though the Country has advanced structurally, it is not immune to a crisis of this magnitude. It is important that we move forward to minimize the loss of human life, firstly, and economic, with joint actions of the whole of society, workers, entrepreneurs, private sector and government, of which the responses, so far, have been appropriate.

Our structural vision in relation to the Country has not changed. We continue seeing opportunities in broader horizons. The dimension of what needs to be done regarding the crisis is still uncertain and, therefore, it is necessary to monitor the evolution of the cases and measures proposed by the government and private sector, to estimate the consequences of the pandemic. It is essential that, once the crisis is over, we resume the reformist agenda and the control of public spending, so that the potential for economic growth is higher, in a sustainable way, with inflation and low interest rates.

Governments and central banks around the world have responded to the crisis on a large scale. Even so, in 2020 the global GDP should record a recession not seen since the 1930s. All forecasting exercises, however, contain a high degree of uncertainty at the present moment. We do not know, yet, what will be the horizon of reopening of the economies, whether there will be a quick resumption and if the habits of economic agents will have changed. Whatever happens, we are confident that this period will be overcome with the cooperation and efforts of all.

In 2019, the net income was R$21.173 billion in the fiscal year, corresponding to a profitability of 16.0% on the average shareholders’ equity. The return on the average total assets amounted to 1.6%. The consolidated shareholders’ equity attributed to the controlling shareholders reached R$135.099 billion and the total balance of the assets was R$1.379 trillion.

Loan Operations and Funding and Asset Management

Our policy guides management actions and is constantly updated and consistent with the economic reality. We follow with the expansion and diversification of offers in the distribution channels, especially in the digital media, supplemented by the Branch Network and Banking Correspondents. Our capillarity allows us to offer loans or direct financing or in strategic partnerships with the various business chains.

Below we have reported the performance of our loans and our funding sources:

      140– Reference Form – 2019

10. Officers’ Notes

•        R$457,392 billion was the balance, at the end of the year, of loans and advances to clients, with an evolution of 11.2% in relation to the previous period, highlighting the evolution of 19.7% in operations for individuals: (i) 15.7% in real estate financing; (ii) 22.0% in vehicle financing; (iii) 23.1% in personal payroll operations; (iv) 44.4% in personal loan operations and (v) 13.5% in credit card transactions. The operations with legal entities evolved 3.7% in the period, with emphasis on vehicle financing operations, which increased by 53.8%;

•        R$366,228 billion in client resources, comprising: demand deposits, savings and long-term deposits, presenting an increase of 7.5% on the previous year;

•        R$268.303 billion in technical provisions of insurance and social security, an evolution 6.6% higher than the previous year;

•        R$227.820 billion in financial institution resources, including: demand deposits, interfinancial, open-market borrowing, loan bonds and onlending operations;

•        R$49.314 billion in subordinated debts, of which R$38.186 billion were issued in the country and R$11.128 billion issued abroad; and

•        R$170.728 billion in resources from issuing securities, of which R$167.352 billion were issued in the country and R$3.376 billion were issued abroad.

In December 2019, our market value, considering the closing prices of the common and preferred shares, was R$282.075 billion, with an evolution of 16.3% over December 2018, representing 2.1 times the shareholders’ equity in December 2019.

2018

The uncertainties of the economic agents increased volatility in the global and domestic financial markets in 2018. Themes such as commercial discussions, standardization of the US monetary policy and geopolitical risks were on the radar, affecting the prices of assets of emerging countries. Brazil, despite the good foundations of its external accounts, was influenced by this adverse international environment. Even though the annual expansion of the Brazilian economy has remained on a very close level to the one observed in 2017, the recovery was more disseminated, both sector and regional based.

Looking ahead, the Country is in a cyclic position favorable to the faster growth pace, including more beneficial financial conditions. Inflation and interest at a lower level, unleveraged families and companies, low levels of delinquency ratios and space for the demand expansion are favorable vectors for a more intense growth in 2019, which may be boosted at the recovery of the structural reform agenda, with positive impacts over the confidence of businessmen and consumers.

We evaluated that there are indicators to boost employment, income, credit and investments, as the maintenance of the credible and sustainable economic policies should avoid inflationary pressures originating from this recovery. It is fundamental, therefore, for Brazil to advance in its agenda, comprising macro and microeconomic aspects, preparing for an international environment that should remain challenging in the coming quarters.

The Recurring Net Income was R$16.748 billion in the fiscal year, equivalent to a profitability of 13.5% over the average shareholders’ equity. The return on Average Total Assets was 1.3%. The consolidated shareholders’ equity attributed to controlling shareholders reached R$124.275 billion and the total of the assets stood at R$1.306 trillion.

Loan Operations and Fundraising and Management of Resources

Bradesco, attentive to the challenging scene of the credit market, constantly monitors its loan portfolios in order to keep its policy up to date and in line with the current economic situation, supporting the expansion and diversification of supply in various channels of distribution, which cover the Network of Branches, Banking Correspondents, and Digital Channels. These differentials have contributed to the achievement of loans and direct financing or in strategic partnerships with the various business chains.

      141– Reference Form – 2019

10. Officers’ Notes

Below we have listed the performance of our loans and fundraising sources:

•        R$411.493 billion was the balance, at year-end, of the loans and advances to customers, with a net allowance for losses, which presented an increase of 10.1% compared to the previous period, with a highlight to the increases of: (i) 15.8% in the Payroll Deductible Loans operations; (ii) 13.6% in real estate financing for individuals; (iii) 25.6% in vehicle financing; (iv) 25.3% in export/import operations; and (v) 6.1% in working capital for companies;

•        R$340.748 billion in deposits from clients, including: demand deposits, saving deposits and time deposits, presenting a 30.1% increase compared to the previous year;

•        R$251.578 billion in technical provisions for insurance and pension plans, a 5.2% increase compared to the previous year;

•        R$247.314 billion in deposits from banks, including: demand and interbank deposits, funding in the open market and loans and onlending, which presented a 13.5% decrease compared to 2017;

•        R$53.643 billion in subordinated debt, R$40.002 billion being issued in Brazil and R$13.641 billion issued abroad, an increase of 6.9% in the total balance; and

•        R$148.029 billion in resources from the issuing of securities, of which R$143.628 billion is issued in the country and R$4.401 billion is issued abroad.

In December 2018, our market value, considering the closing prices of the common and preferred shares, totaled R$242.606 billion, an increase of 21.0% in comparison to December 2017, representing 2 times the Shareholder’s Equity of December 2018.

2017

The Recurring Net Income was R$17.315 billion in the fiscal year, equivalent to a profitability of 15.9% over the average Shareholders’ Equity. The return on Average Total Assets was 1.4%. The consolidated shareholders’ equity attributed to controlling shareholders reached R$117.404 billion and total of the assets stood at R$1.224 trillion.

Loan Operations and Fundraising and Resource

Bradesco, attentive to the challenging scene of the credit market, constantly monitors its loan portfolios in order to keep its policy up to date and in line with the current economic situation, supporting the expansion and diversification of supply in various channels of distribution, which cover the Network of Branches, Banking Correspondents, and Digital Channels. These differentials have contributed to the achievement of loans and direct financing or in strategic partnerships with the various business chains.

Details of performance on our loans and our sources of funding are given below:

•        R$346.758 billion was the balance, at year-end, of the loans and advances to customers, with a net allowance for losses, which presented a decrease of 5.6% compared to the previous period, impacted mainly by loans and advances to Corporate Customers, highlighting the working capital products and BNDES/Finame onlendings and export financing;

•        R$285.957 billion in deposits from banks, including: demand and interbank deposits, funding in the open market and loans and onlending, which presented a 5.2% decrease compared to 2016;

•        R$262.008 billion in deposits from clients, including: demand deposits, saving deposits and time deposits, presenting a 12.6% increase compared to the previous year;

•        R$239.090 billion in technical provisions for insurance and pension plans, a 10.8% increase compared to the previous year;

•        R$50.179 billion in subordinated debt, R$38.542 billion being issued in Brazil and R$11.637 billion issued abroad; and

      142– Reference Form – 2019

10. Officers’ Notes

•        R$135.174 billion in funds from the issuance of securities, with R$131.933 billion being issued in Brazil and R$3.241 billion issued abroad.

At the close of the fiscal year of 2017, the market value of Bradesco, considering the closing prices of the common and preferred shares, totaled R$200.521 billion, an increase of 24.7% in 2017, representing 1.7 times the consolidated shareholders’ equity attributed to controlling shareholders on December 31, 2017.

The following are our key indicators:

It is important to highlight that the comments, in relation to the return on average shareholders’ equity (“ROAE”) and the return on average assets (“ROAA”), are presented in item 10.1.h. Other analyses that are relevant to our financial and economic conditions related to liquidity sources and levels of indebtedness are presented in items 10.1.d, 10.1.e, 10.1.f and 10.1.h.

    I.      Basel Index

Brazilian financial institutions are subject to methodology for capital metrics and levels based on a risk-weighted asset index. The parameters of this methodology resemble the international framework for minimum capital measurements adopted for the Basel Accord.

The calculation of our Basel Ratio is shown below:

Calculation Basis	Basel III			Variation
	Prudential Conglomerate
	Dec19	Dec18	Dec17	Dec19 x Dec18		Dec18 x Dec17
				R$	%	R$	%
Capital - PR	125,275	117,940	104,673	7,335	6.2	13,267	12.7
Tier I	100,832	90,322	80,085	10,510	11.6	10,237	12.8
Common equity	91,272	81,090	75,080	10,182	12.6	6,010	8.0
Shareholders’ equity	133,723	121,121	110,457	12,602	10.4	10,664	9.7
Non-controlling interests / Other	107	170	69	(63)	(37.3)	101	146.4
Prudential adjustments as Resolution No. 4,192/13	(42,558)	(40,200)	(35,446)	(2,358)	5.9	(4,754)	13.4
Additional capital (1)	9,560	9,232	5,005	328	3.6	4,227	84.5
Tier II	24,444	27,618	24,588	(3,174)	(11.5)	3,030	12.3
Subordinated debt (according to Resolution No. 4,192/13)	21,324	22,417	16,947	(1,093)	(4.9)	5,470	32.3
Subordinated debt (prior Resolution No. 4,192/13)	3,119	5,201	7,641	(2,082)	(40.0)	(2,440)	(31.9)
Risk-weighted assets - RWA	759,051	661,616	611,442	97,435	14.7	50,174	8.2
Credit risk	680,908	598,058	554,929	82,850	13.9	43,129	7.8
Operational Risk	64,572	53,151	47,605	11,421	21.5	5,546	11.7
Market risk	13,571	10,407	8,908	3,164	30.4	1,499	16.8
Total Ratio	16.5%	17.8%	17.1%	(1.3)	p.p.	0.7	p.p.
Tier I capital	13.3%	13.7%	13.1%	(0.4)	p.p.	0.6	p.p.
Common equity	12.0%	12.3%	12.3%	(0.3)	p.p.	-	p.p.
Additional capital	1.3%	1.4%	0.8%	(0.1)	p.p.	0.6	p.p.
Tier II capital	3.2%	4.2%	4.0%	(1.0)	p.p.	0.2	p.p.
Subordinated debt (according to CMN Resolution No. 4,192/13)	2.8%	3.4%	2.8%	(0.6)	p.p.	0.6	p.p.
Subordinated debt (prior to CMN Resolution No. 4,192/13)	0.4%	0.8%	1.2%	(0.4)	p.p.	(0.4)	p.p.
(1) It includes subordinated perpetual debts issued in 4Q18, in the amount of R$4.2 billion, that were approved and authorized by Central Bank, to compose the additional capital.

In 2019, the total Basel Index registered 16.5%, showing a reduction in relation to 2018, resulting mainly from the payment of R$8 billion of extraordinary dividends, which occurred in October 2019, and the prudential adjustments, impacted by the increase of the tax credits. These events were partially offset by the strong generation of capital (net income). The reduction presented in tier II is related to the changes in the scaling of the deadlines of eligibility and maturity of subordinate debts, mainly abroad.

The growth of capital tier ratios, in the comparison between the years of 2018 and 2017, is related to the strong generation of capital (net income), which have positively exceeded the impacts of the prudential adjustments, as defined in Resolution No. 4,192/13, gradually going from 60%, in 2016, to 80%, in 2017, and reached 100% in 2018. In addition, in 2018, we issued subordinated perpetual debts in the amount of R$4.2 billion to compose the additional capital in tier I and subordinated debts for the recomposition of tier II capital, in both cases, approved and authorized by the Central Bank of Brazil.

      143– Reference Form – 2019

10. Officers’ Notes

    II.      Operating Coverage Ratio

Calculation Basis	2019	2018	2017	Variation
				2019 x 2018		2018 x 2017
				R$	%	R$	%
Personnel expenditure	(24,526)	(18,871)	(20,723)	(5,655)	30.0	1,852	(8.9)
Administrative Expenses	(16,490)	(16,874)	(16,882)	384	(2.3)	8	(0.0)
Total (A)	(41,016)	(35,745)	(37,605)	(5,271)	14.7	1,860	(4.9)
Net fee and commission income (B)	25,338	23,832	22,749	1,506	6.3	1,083	4.8
Operating Coverage Ratio (B)/(A)	61.8%	66.7%	60.5%	-4.9 p.p.		6.2 p.p.

In the comparison between 2019 and 2018, the operational coverage index presented a reduction, reflecting the higher personnel expenses, which were impacted by the effects of the Voluntary Severance Program (PDV 2019), which resulted in 3.4 thousand accessions, with a total cost of R$1,819 million; of the collective agreement; of the growth of variable expenses (profit sharing), emphasizing that from 2019 we implemented the variable compensation program aimed at the employees of the branch network and higher expenses with provision for labor lawsuits, resulting from the improved calculation methodology, which resulted in a supplement provision of R$1,914 million.

In a comparison between 2018 and 2017, the scenario of improvement, which demonstrated an increase of 6.2 p.p. in this indicator in 2018, shows evidence of the benefits captured by the PDVE, gains in synergy originating from the incorporation of HSBC Brasil and the strategy of optimization of costs and of points of service, in addition to the highest contributions originating from income from services and commissions, a reflection of the positive results from the process of segmentation of clients and the efficiency obtained in the management and offer of products and services.

Regarding the variations presented for fee and commission income, payroll and related benefits and administrative expenses comments are included in item 10.1.h.

    III.      Indicators of loans and overdue advance payments and loss expected from loans and advance payments

We will only use some indicators to monitor and support the decision-making process in relation to the loan operations and advance payments, which include the levels of allocated losses, sums of overdue loans, among others. It is important to highlight that, in 2018 we adopted IFRS 9 – Financial Instruments, pronouncement that replaces IAS 39, containing a new approach in relation to the themes of classification and measurement of financial assets and liabilities, impairment methodology, from losses incurred to expected losses, and hedge accounting. This adoption was in effect from January 1, 2018, with this, in some tables across this item, in the cases where there was an impact from the adoption of the IFRS 9, the consolidated values for 2018 are not comparable to previous periods.

      144– Reference Form – 2019

10. Officers’ Notes

The following tables show a summary of our loans and advances indicators:

R$ million (unless otherwise stated)
Indicators of losses on loans and advances and non-performing loans overdue for over 60 days	2019	2018	2017	Horizontal Analysis
				2019 x 2018		2018 x 2017
				R$	%	R$	%
Non-performing loans and advances to customers, over 60 days	19,008	17,403	20,783	1,605	9.2	(3,380)	(16.3)
Foreclosed assets	1,357	1,353	1,521	4	0.3	(168)	(11.0)
Total non-performing loans and advances to customers and foreclosed assets	20,365	18,757	22,304	1,608	8.6	(3,547)	(15.9)
Total loans and advances to customers	457,392	411,493	373,814	45,900	11.2	37,679	10.1
Impairment of loans and advances	38,152	34,376	-	3,776	11.0	-	-
Expected credit losses for loans and advances	-	-	27,056	-	-	-	-
Non-performing loans and advances as a percentage of total loans and advances to customers	4.2	4.2	5.6	-		-1.4 p.p.
Non-performing loans and advances and foreclosed assets as a percentage of total loans and advances to customers	4.5	4.6	6.0	-0.1 p.p.		-1.4 p.p.
Impairment of loans and advances as a percentage of total loans and advances	-	-	7.2	-		-
Expected credit losses for loans and advances as a percentage of total loans and advances	8.3	8.4	-	0.0 p.p.		-
Impairment of loans and advances as a percentage of non-performing loans and advances to customers	-	-	130.2	-		-
Expected credit losses for loans and advances as a percentage of nonperforming loans and advances to customers	200.7	197.5	-	3.3 p.p.		-
Impairment of loans and advances as a percentage of non-performing loans and advances to customers and foreclosed assets	-	-	121.3	-		-
Expected credit losses for loans and advances as a percentage of nonperforming loans and advances to customers and foreclosed assets	187.3	183.3	-	4.1 p.p.		-
Net charge-offs for the period as a percentage of the average balance of loans and advances to customers (including non-performing loans and advances)	2.1	3.1	3.8	-1.0 p.p.		-0.7 p.p.

R$ million
Changes of balance for impairment of loans and advances	2019	2018	2017	Horizontal Analysis
				2019 x 2018		2018 x 2017
				R$	%	R$	%
Impairment provision of loans and advances at the beginning of the year (IAS 39)	34,376	27,056	24,781	7,320	27.1	2,275	9.2
Impacts of the application of IFRS 9	-	3,829	-	-	-	-	-
Adjusted balance in the beginning of the period	34,376	30,885	-	3,491	11.3	-	-
Expected credit loss for loans and advances (1)	20,441	22,239	23,896	(1,798)	(8.08)	-	-
Loan charge-offs	(16,665)	(18,748)	(21,621)	2,083	(11.1)	2,873	(13.3)
Expected credit losses for loans and advances (1)	38,152	34,376	-	3,776	11.0	-	-
Balance of impairment provision of loans and advances	-	-	27,056	-	-	-	-
Ratio of expected credit losses for loans and advances to average loans and advances to customers	4.9	6.0	-	(1)	-	-	-
(1) Its consider expected losses from commitments to released, financial guarantees provided and income from credit recovery.

      145– Reference Form – 2019

10. Officers’ Notes

In 2019, our expected losses on loans and advances decreased by 8.1%, due to the improvement in the quality of our operations, showing our improvement in the process of lending, which can be observed by our level of loan losses/write-offs, net of recoveries, which reached 2.1% compared to the average balance of loans and advances to customers in 2019 compared to 3.1% in 2018. In addition, in 2019, of the total loan loss provision expense, 92.6% (2018 – 73.0%) refers to the origination of new loans, of which in this total 49.3% (2018 – 33.9%) relate to provisions for loans classified at stage 1, i.e., loans with the obligations up to date or delinquent in up to 30 days and whose classification of the client’s credit risk is of low risk.

We believe that our expected losses on loans and advances are sufficient to cover futures losses for our portfolio, which can be evidenced, among other indicators, by our coverage ratio, measured by the total expected credit loss in relation to the total of overdue loans, which at the end of 2019 was of 200.7% compared to 197.5% in 2018.

Our portfolio of loans and advances to customers increased by 11.2% from R$411,493 million in 2018 to R$457,392 million in 2019, driven mainly by operations with individuals, showing a growth of 19.7% compared to 2018, largely due to increases of: (i) 44.4% in personal loans; (ii) 23.1% in payroll-deductible loans; (iii) 22.0% in vehicle financing; (iv) 15.7% in real estate financing; (v) 13.5% in credit card. It is important to highlight that operations with corporate entities increased by 3.7%, driven mainly by the increase of 53.8% in vehicle financings, which offset the performance of other products, which had a similar performance to that of 2018.

In the comparison between the years of 2018 and 2017, the balance of loss of loans and advances increased by 15.0%, accounting for, in 2018, 7.6% of the total of loans and advances to customers (2017 – 7.2% and 2016 – 6.3%). This increase is mainly due to the adoption of the IFRS 9 (expected losses) replacing the IAS 39 (losses incurred), which, in addition to the effect of the initial adoption, in the amount of R$1,174 million, required a higher provision for the operations during 2018.

In the comparison between 2017 and 2016, the income from the impairment losses of loans and advances increased 9.2%. This increase was mainly due to the increase of 9.8% in the expenses with impairment losses of loans and advances and 27.7% in the loans recovered.

Despite the model of loss expected requiring a higher level of provisioning in relation to the previous model, the expenses with losses in loans reduced 14.1% in the comparison between the years of 2018 and 2017. This reduction is related to the improvement of the quality of our operations, whose level of loans and advances to delinquent clients for more than 60 days decreased 16.3% in 2018, representing 4.2% of the total of the operations (2017 – 5.6% and 2016 – 6.0%). We also highlight that our level of losses with loans, defined as the value of net loan write-offs in relation to the average balance of the loans and advances to clients reduced to 3.1% in 2018 (2017 – 3.8% and 2016 – 4.1%).

We believe that the sum of our expected loss from loans and advances is sufficient to cover future losses, which can be evidenced, among other indicators, by our coverage index, measured by the total loss expected in relation to the total for overdue operations, which at the end of 2018 was of 178.7% (2017 – 130.2% and 2016 – 106.0%).

b)     capital structure

            Analyzing the following tables, we understand that the bank’s current capital structure is adequate and consistent with our business expansion strategy. The largest funding source for our operations is from third-party capital.

Over the last three years, Bradesco has kept its proportion of capital held by third parties over 90%, which is seen as a normal level for institutions in the financial intermediation business.

      146– Reference Form – 2019

10. Officers’ Notes

			R$ billion
Capital Structure	Dec19	Dec18	Dec17
Capital Share	75.1	67.1	59.1

In thousands
Number of Shares (1)	Dec19	Dec18	Dec17
Common	4,031,915	3,359,929	3,054,481
Preferred	4,031,915	3,359,929	3,054,481
Total	8,063,830	6,719,858	6,108,962
Treasury Stocks (ON - Common)	6,643	5,536	5,032
Treasury Stocks (PN - Preferred)	24,890	20,741	18,856
Subtotal – Outstanding shares	8,032,297	6,693,581	6,085,074
(1) Excluding bonuses and stock splits during the period.

	R$ million
Standard of Financing	2019	% in relation to total liabilities	2018	% in relation to total liabilities	2017	% in relation to total liabilities
Shareholders' equity attributable to controlling shareholders	135,099	9.8%	124,275	9.5%	117,404	9.6%
Third-Party Portfolio (1)	1,243,429	90.2%	1,181,269	90.5%	1,106,949	90.4%
Total liabilities	1,378,528	100.0%	1,305,544	100.0%	1,224,353	100.0%
(1) Adjusted total liabilitiess excluding shareholder´s equity.

c)     capacity to pay financial commitments

The Officers understand that the operations shown in the balance sheet by terms, presented below for the last three fiscal years, show that Bradesco has a comfortable liquidity margin to honor its obligations in the short-term. It is worth highlighting that the management policy is regularly reviewed to ensure sufficient liquidity to honor withdrawals, deposits, repay other obligations at maturity, extend loans or other forms of credit to its customers and meet its own needs of working capital for investment.

We highlight that as mentioned, with the adoption of IFRS 9, in force as per January 1, 2018, the tables in the cases in which there was the impact of the adoption, the consolidated values for 2018 are not comparable with previous periods.

The following table shows the financial assets and liabilities of the Organization segregated by maturities used for the management of liquidity risks, in accordance with the remaining contractual maturities on the date of the consolidated financial statements:

      147– Reference Form – 2019

10. Officers’ Notes

Consolidated Statement of Financial Position presented by maturity (in accordance with International Financial Reporting Standards – IFRS):

R$ million
	1 to 30 days			31 to 180 days			181 to 360 days			1 to 5 years			More than 5 years			Maturity not stated			Total
	2019	2018	2017	2019	2018	2017	2019	2018	2017	2019	2018	2017	2019	2018	2017	2019	2018	2017	2019	2018	2017
Assets
Cash and balances with banks	109,611	107,210	81,743	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	109,611	107,210	81,743
Financial assets at fair value through profit or loss	238,533	3,129	-	1,657	3,917	-	698	5,425	-	6,740	164,554	-	2,132	61,991	-	-	7,145	-	249,760	246,161	-
Financial assets at fair value through other comprehensive income	10,143	17,263	-	21,138	44,289	-	9,605	14,212	-	100,201	67,290	-	41,412	24,067	-	9,951	10,929	-	192,450	178,051	-
Loans and advances to financial institutions, net of provision for losses	58,050	62,061	-	106,579	92,247	-	66,090	52,642	-	149,779	124,423	-	43,031	49,014	-	-	-	-	423,529	380,387	-
Loans and advances to customers, net of provision for losses	48,010	32,770	-	5,636	68,355	-	3,219	1,831	-	2,218	2,292	-	-	-	-	-	-	-	59,084	105,249	-
Securities, net of provision for losses	34,409	1,040	-	21,262	2,362	-	16,050	855	-	46,630	91,923	-	48,568	44,424	-	-	-	-	166,918	140,605	-
Financial assets held for trading	-	-	15,182	-	-	10,935	-	-	5,501	-	-	146,527	-	-	56,173	-	-	7,392	-	-	241,710
Financial assets available for sale	-	-	2,422	-	-	9,393	-	-	19,352	-	-	83,816	-	-	33,392	-	-	11,038	-	-	159,413
Investments held to maturity	-	-	8	-	-	2	-	-	19	-	-	10,285	-	-	28,692	-	-	-	-	-	39,006
Financial assets pledged as collateral	-	-	25,978	-	-	111,922	-	-	2,544	-	-	40,965	-	-	2,566	-	-	-	-	-	183,975
Loans and advances to banks	-	-	23,137	-	-	3,544	-	-	3,387	-	-	1,754	-	-	425	-	-	-	-	-	32,248
Loans and advances to customers	-	-	55,830	-	-	80,716	-	-	51,526	-	-	114,151	-	-	44,535	-	-	-	-	-	346,758
Other financial assets (1)	42,308	29,524	25,376	116	134	1,341	500	131	1,808	10,564	11,910	11,323	2,613	2,193	1,872	-	-	-	56,102	43,893	41,719
Total financial assets	541,065	252,998	229,675	156,387	211,304	217,853	96,162	75,097	84,137	316,132	462,393	408,822	137,757	181,689	167,655	9,951	18,074	18,430	1,257,453	1,201,556	1,126,572
Percentage in relation to Total	43.0	20.1	20.4	12.4	17.6	19.3	7.5	6.3	7.5	25.1	38.5	36.3	11.0	15.1	14.9	0.8	1.5	1.6	100.0	100.0	100.0
Liabilities
Financial liabilities at amortized cost
- Deposits from banks	174,921	193,136	197,177	21,892	20,377	29,641	11,485	13,490	31,590	19,521	15,647	22,221	-	4,664	5,329	-	-	-	227,820	247,314	285,957
- Deposits from customers (2)	163,313	154,047	142,526	20,878	15,639	11,401	41,249	42,076	10,532	140,787	128,960	97,523	-	26	27	-	-	-	366,228	340,748	262,008
- Funds from issuance of securities	5,534	2,598	3,423	37,546	29,410	31,300	43,157	34,192	48,540	84,491	81,109	51,143	-	720	768	-	-	-	170,728	148,029	135,174
- Subordinated debt	2	7	739	38	150	9,429	281	6,305	641	39,432	22,493	20,767	-	15,434	18,604	9,560	9,255	-	49,314	53,643	50,179
Other financial liabilities (3)	49,690	38,764	43,606	13,313	11,791	8,786	4,437	4,718	2,290	9,071	3,672	3,711	2,611	3,653	4,046	-	-	-	79,121	62,598	62,440
Financial liabilities at fair value through profit or loss	2,941	15,067	-	795	374	-	472	162	-	10,037	177	-	-	372	-	-	-	-	14,244	16,152	-
Financial liabilities held for trading	-	-	13,552	-	-	202	-	-	81	-	-	135	-	-	305	-	-	-	-	-	14,275
Provision for Expected Loss
- Loan Commitments	-	-	-	-	-	-	-	-	-	2,318	2,552	-	-	-	-	-	-	-	2,318	2,552	-
- Financial guarantees	-	-	-	-	-	-	-	-	-	1,970	719	-	-	-	-	-	-	-	1,970	719	-
Insurance technical provisions and pension plans (2)	228,231	216,282	207,500	2,374	2,347	2,412	1,035	939	939	36,663	32,010	28,239	-	-	-	-	-	-	268,303	251,578	239,090
Total Financial Liabilities	624,631	619,901	608,523	96,836	80,089	93,169	102,116	101,882	94,613	344,291	287,338	223,740	2,611	24,870	29,079	9,560	9,255	-	1,180,045	1,123,334	1,049,124
Percentage in relation to Total	52.9	55.2	58.0	8.2	7.1	8.9	8.7	9.1	9.0	29.2	25.6	21.3	0.2	2.2	2.8	0.8	0.8	-	100.0	100.0	100.0

(1) Includes mainly foreign exchange transactions, debtors for guarantee deposits and negotiation and intermediation of securities;
(2) Demand and savings deposits and technical provisions for insurance and pension plans comprising VGBL and PGBL products are classified as up to 30 days, without considering average historical turnover; and
(3) Includes mainly credit card transactions, foreign exchange transactions, negotiation and intermediation of securities, finance lease and capitalization bonds.

      148– Reference Form – 2019

10. Officers’ Notes

d)     financing sources used for working capital and investments in non-current assets

Principal Sources of Funding (in accordance with the International Financial Reporting Standards – IFRS)

Our general policy on asset and liability management is to manage interest rate, liquidity, foreign exchange and maturity risks in order to maximize our net interest income and our return on assets and equity, in light of our internal risk management policies, and maintain adequate levels of liquidity and capital.

As part of our asset and liability management, we seek to avoid material mismatches between assets and liabilities by matching, to the extent possible, the maturity, currency and interest rate structure of loans we make with terms of the transactions under which we fund these loans. Subject to our policy constraints and the limits established by our Board of Directors, we occasionally take mismatched positions in relation to interest rates, maturities and, in more limited circumstances, foreign currencies, when we believe such positions are justified in view of market conditions and prospects.

We monitor our asset and liability positions in accordance with Central Bank of Brazil requirements and guidelines. Our Treasury Executive Committee for Asset and Liability Management meets on a weekly basis to:

•        evaluate action strategies relating to asset and liability management, within the limits established, based on an analysis of the political-economic scenarios, at national and international level;

•        monitor and countersign the pricing strategies of asset, liability and derivative operations with our clients;

•        define internal prices of transfer of resources (Funds Transfer Price – FTP) of liabilities and assets in local and foreign currency;

•        approve the proposal on the limit of tolerance for exposure to risks to be submitted to the approval of the COGIRAC and the Board of Directors; and

•        monitor and countersign results, strategies, behaviours and risks of mismatch and indexes maintained by us and managed by out Treasury Department.

In making such decisions, we evaluate not only our exposure limits for each market segment and product, but also market volatility levels and the extent to which we are exposed to market risk through interest, maturity, liquidity and currency mismatches. We also consider other potential risks, as well as market liquidity, our institutional needs and perceived opportunities for gains. Our Treasury Executive Committee for Asset and Liability Management holds extraordinary meetings as required in response to unexpected macroeconomic changes.

In addition, we receive daily reports on our mismatched and open positions, while our Treasury Executive Committee for the Asset and Liability Management assesses our risk position every two weeks.

The following table shows, as of the dates indicated, our sources of funding, as well as other non-interest-bearing liabilities:

      149– Reference Form – 2019

10. Officers’ Notes

									R$ million
	2019	2018	2017	Vertical Analysis %			Horizontal Analysis
				2019	2018	2017	2019 x 2018		2018 x 2017
							R$	%	R$	%
Savings deposits	114,178	111,171	103,333	9.2	9.4	9.3	3,007	2.7	7,838	7.6
Time deposits	215,136	195,810	127,786	17.3	16.6	11.5	19,326	9.9	68,024	53.2
Obligations for repurchase agreements	174,100	190,912	233,468	14.0	16.2	21.1	(16,812)	(8.8)	(42,556)	(18.2)
Borrowings and onlendings	51,743	54,851	49,291	4.2	4.6	4.5	(3,108)	(5.7)	5,560	11.3
Funds from securities issued	170,728	148,029	135,174	13.7	12.5	12.2	22,699	15.3	12,855	9.5
Subordinated debt	49,314	53,643	50,179	4.0	4.5	4.5	(4,329)	(8.1)	3,464	6.9
Insurance technical provisions and pension plans	268,303	251,578	239,090	21.6	21.3	21.6	16,725	6.6	12,488	5.2
Total interest-bearing liabilities	1,043,502	1,005,994	938,321	84.0	85.2	84.8	37,508	3.7	67,673	7.2
Demand deposits	38,890	35,318	34,089	3.1	3.0	3.1	3,572	10.1	1,229	3.6
Other non-interest-bearing liabilities	160,593	139,555	134,251	12.9	11.8	12.1	21,038	15.1	5,304	4.0
Total non-interest-bearing liabilities	199,483	174,873	168,340	16.0	14.8	15.2	24,610	14.1	6,533	3.9
Total liabilities	1,242,985	1,180,867	1,106,661	100.0	100.0	100.0	62,118	5.3	74,206	6.7

Total deposits	368,204	342,299	265,208	29.6	29.0	24.0	25,905	7.6	77,091	29.1

Deposits

Our principal source of funding is deposits. As of December 31, 2019, our deposits totaled R$368.204 million, representing 29.6% of our total liabilities.

We provide the following types of deposit and registration accounts:

•        checking accounts;

•        savings accounts;

•        time deposits;

•        interbank deposits from financial institutions; and

•        accounts for salary purposes.

Funding in the open market

Funding in the open market consist mainly of funds we obtained from banks in the market by selling securities with agreements to repurchase.

The majority of these financial assets subject to repurchase agreements are guaranteed by Brazilian government securities. This type of transactions is generally short-term (normally intraday or overnight) and are volatile in terms of volume once directly impacted by market liquidity. We believe that the risks associated with these transactions are low, given the quality of the collateral assets. In addition, repurchase transactions are subject to operating limits of capital based on the equity of the financial institution, adjusted in accordance with Central Bank of Brazil regulations. A financial institution may only make repurchase transactions at a value of up to 30 times its RE, a limit we always comply with. The limits on repurchase transactions involve securities issued by Brazilian government authorities and vary according to the type of security involved in the transaction, and the perceived risk of the issuer as established by the Central Bank of Brazil.

In the comparative between December 2018, 2017 and 2016, the balance of funds obtained in open market showed a reduction. It is important to note the effects of adapting to Resolution No. 4,527/16, which altered the form of using the securities issued by institutions associated to the conglomerate, like the collateral in repurchase agreements, impacting, mainly the balance of debentures.

Loans and onlending

The obligations for loans are constituted, mainly, with the funding of lines obtained from correspondent banks for import and export financing. Our access to this source of resources has been continuous and the funds occur with rates and terms according to market conditions.

      150– Reference Form – 2019

10. Officers’ Notes

The obligations with transfers consist in resources for local transfers, in which we borrow from entities and national government agencies for onlending to Brazilian companies, for investments in installations, equipment, agriculture, among others.

We conduct onlending transactions where we act as the transfer agent for development agency funds, granting credits to third parties, which are in turn funded by development organizations (BNDES, the International Bank for Reconstruction and Development or IBRD and the Inter-American Development Bank or IDB) which are the principal providers of these funds. The lending criteria, the decision to lend and the credit risk are our responsibility and subject to certain limitations set by the bodies supplying the funds.

In the comparison between 2019 and 2018, the balance of our loan and onlending obligations showed a reduction due to the decrease in the volume of funds raised by onlending in the country, mainly through Finame and BNDES operations.

On December 31, 2018, the balance of our obligations with loans and onlendings increased, largely due to the increase of R$11,162 million in obligations with loans and transfers abroad between 2018 and 2017.

Funds from securities issued

Funds obtained from our securities issued originate mainly from the following operations:

•       Financial notes: fixed income securities issued by us with the purpose of raising funds, from individuals and corporate entities, in the long-term, given that they have a maturity exceeding two years. On the other hand, they offer investors better profitability than other financial investments with daily liquidity or with shorter period of maturity, which are divided into two modalities:

o   Simple: consists in the promise of payment in nominative, transferable cash and in this way, it can be negotiated on the secondary market; and

o   Subordinated: with initial investment and longer deadlines than the simple modality, it is used to reinforce our capital, in which, in the event of dissolution of the institution, the payment to investors shall be conditional upon the settlement of other commitments and obligations of payment, and is therefore recommended for Qualified investors.

•        Real estate credit notes: securities for individuals that are backed by real estate credits guaranteed by mortgages or by chattel, giving their borrowers the right of credit at nominal value, interest or monetary restatement;

•        Agrobusiness credit notes: security issued by us, intended for individuals, which are tied to credit rights of business conducted with rural producers or their cooperatives; and

•        Letter of credit property guaranteed: we have performed these operations since 2018, by issuing transferable nominative bonds, and of freely negotiable title, guaranteed by the portfolio of assets subject to the fiduciary system, in order to inject resources into the real estate market.

The following table presents a summary of our resources regarding the issuing of securities concerning the periods indicated:

      151– Reference Form – 2019

10. Officers’ Notes

									R$ million
	2019	2018	2017	Vertical Analysis %			Horizontal Analysis
				2019	2018	2017	2019 x 2018		2018 x 2017
							R$	%	R$	%
Financial bills	120,518	104,005	93,570	70.6	70.3	69.2	16,513	15.9	10,435	11.2
Real estate credit notes	27,019	25,382	27,021	15.8	17.1	20.0	1,637	6.4	(1,639)	(6.1)
Agribusiness notes	13,150	13,109	10,974	7.7	8.9	8.1	41	0.3	2,135	19.5
Letter of credit property guaranteed	5,540	476	-	3.2	0.3	-	5,064	-	476	-
Securities issued through securitization	1,968	3,130	2,606	1.2	2.1	1.9	(1,162)	(37.1)	524	20.1
Euronotes	1,408	1,270	635	0.8	0.9	0.5	138	10.9	635	100.0
Structured Operations Certificates	1,125	657	368	0.7	0.4	0.3	468	71.2	289	78.5
Total	170,728	148,029	135,174	100.0	100.0	100.0	22,699	15.3	12,855	9.5

The increase in resources from the issuing of securities/bills in the comparative between the balances of December 2019, 2018 and 2017 was largely due to the evolution of the financial balances, which increased by 15.9% between 2019 and 2018, and by 11.2% between 2018 and 2017. We also point out that, from 2018 onwards, we captured guaranteed real estate credit bills, according to the requirements determined by Resolution No. 4,598/17 of the Central Bank of Brazil. In the comparative between the balances of December 2019 and 2018, these fundings presented an increase of R$5,064 million.

Subordinated debt

The variations presented in the balances of December 2019, 2018 and 2017 in subordinated debts, reflect the issuing / maturities of the debts in the periods.

Technical reserves

The variations presented in the balances of December 2019, 2018 and 2017 for technical provisions are related, mainly, to the variations of the provisions for VGBL / PGBL products.

e)     financing sources for working capital and investments in non-current assets that it intends to use to cover liquidity deficits

Our Treasury Department acts as a support center for our different business segments by managing our funding and liquidity positions and executing our investment objectives in accordance with our asset and liability management policies. We are also responsible for setting rates for our different products, including exchange and interbank transactions. Our Treasury Department covers any funding shortfall by borrowing in the interbank market. It seeks to maximize efficient use of our deposit base by investing any surpluses in liquid instruments in the interbank market.

We have used our excess liquidity to invest in Brazilian government securities and expect to continue doing so, subject to regulatory requirements and investment considerations. Our main sources of funding are:

•        demand deposits, savings and time deposits, as well as interfinancial deposits; and

•        open-market borrowing, loan bonds and onlending operations, resources from issuing of securities and subordinated debts, part of them expressed in foreign currencies.

Our capital market operations act as a source of resources, through our operations with financial institutions, mutual funds, fixed and variable income investment funds, and foreign investment funds.

From the implementation of the New Brazilian Payment System in April 2002, the Central Bank of Brazil has offered a credit line from the portfolio of government securities issued by the National Treasury to provide liquidity to financial institutions, which is defined as re-discount (or “Redesconto”). This line can be used in the “intra-day” condition, or for a longer term negotiated with the Central Bank of Brazil, which discloses the differentiated prices for the acceptance of these securities as collateral.

There is also a traditional re-discount line, where financial institutions offer assets represented by loan operations or illiquid securities. In this case, the institution will open formal proceedings with the Central Bank of Brazil, presenting the reasons for the request, projected cash flow, liquidity recovery plan, as well as detailing the assets to be re-discounted and the proposed payment flow to the Central Bank of Brazil.

      152– Reference Form – 2019

10. Officers’ Notes

The Central Bank of Brazil, upon analysis, will decide whether or not to release the liquidity line, costs, and other measures deemed necessary.

We have never used these liquidity resources.

As a result of the COVID-19 pandemic, the CMN amended Resolution No. 4,786/20, which authorizes the Central Bank of Brazil to temporarily grant loans to financial institutions through the LTEL, regulated by Circular No. 3,994/20 and Circular Letter No. 4,019/20. With the LTEL, the Central Bank of Brazil seeks to provide liquidity to the secondary market for corporate debt affected by the turmoil in the financial markets.

According to Resolution No. 4,786/20, and Circular No. 3,994/20, loans through the LTEL will be available until April 30, 2020 and can be purchased for a period of up to 125 business days, allowing, at the discretion of the Central Bank of Brazil, an extension of up to 125 business days, observing the total maximum of 359 consecutive days. These loans are subject to daily charges corresponding to the application, on the debtor balance, of 0.10% p.a. of the percentage of increase of the Selic Rate.

Additionally, the standards establish the assets that can be used as collateral for the loan through the LTEL, which are: (i) debentures acquired in the secondary market, which should integrate the asset of the purchasing financial institution, observing the characteristics and limits of the debentures, in accordance with the standards; (ii) compulsory reserves maintained in bank reserve accounts, in the minimum amount of the total of the transactions. Moreover, Circular No. 3,994/20 also provides for the guarantee to be recomposed and the use of resources from financial events of assets that guarantee the payment of the loans.

Finally, lending under the LTEL is dependent upon authorization of the Officer of Monetary Policy of the Central Bank of Brazil.

f)      indebtedness ratios and the characteristics of the debts, also describing: (i) relevant loan and financing agreements; (ii) other long-term relationships with financial institutions; (iii) level of subordination between debts; (iv) any restrictions imposed on the issuer, in particular in relation to limits for indebtedness and contracting new debts, to the distribution of dividends, disposal of assets, issue of new securities and disposal of shareholding control, as well as if the issuer is in accordance with the restrictions

There are no loan and financing agreements or long-term relationships with financial institutions that we believe are relevant.

Financial institutions are subject to operating limits defined by the National Monetary Council and the Central Bank of Brazil for operating, according to provisions of the regulations in force, particularly Law No. 4,595/64, which sets forth the National Financial System.

Among the limits defined, noteworthy are as follows (i) Reference Equity consistent with the risks of its activity, (ii) fixed assets, which limits to 50% of the Reference Equity amount the total funds invested in Permanent Assets, (iii) exposure by customer, which sets forth the maximum limit of 25% of the amount of Reference Equity of exposure by customer, (iv) exposure in gold, foreign currency and in operations subject to foreign exchange variation, limited to 30% of the Reference Equity amount, and (v) minimum limits of realized capital and shareholders’ equity for operating.

Rules also bar financial institutions from carrying out certain operations, and noteworthy are as follows: (i) granting loans or advances to related companies, managers and relatives, and (ii) acquiring real estate not intended for own use.

g)     limits of contracted financing and percentages already used

There are no limits for the use of contracted financing.

      153– Reference Form – 2019

10. Officers’ Notes

h)     significant changes to each item of financial statements

As mentioned previously, in 2018, we adopted IFRS 9 – Financial Instruments, pronouncement that replaces IAS 39, containing a new approach in relation to the themes of classification and measurement of financial assets and liabilities, impairment methodology, from losses incurred to expected losses, and hedge accounting. This adoption came in force as per January 1, 2018, with this, in some tables across this item, in the cases in which there was an impact from the adoption of IFRS 9, the consolidated values of 2018 are not comparable with previous periods.

Below, we present our Balance Sheet and Income Statement.

      154– Reference Form – 2019

10. Officers’ Notes

Consolidated Balance Sheet

In relation to significant changes in managerial consolidated balance sheet items, the table below compares the main events in 2019, 2018 and 2017:

									R$ million
	2019	2018	2017	Vertical Analysis %			Horizontal Analysis
				2019	2018	2017	2019 x 2018		2018 x 2017
							R$	%	R$	%
Assets
Financial assets	1,257,453	1,201,555	1,126,572	91.2	92.0	92.0	55,898	4.7	74,983	6.7
Cash and balances with banks	109,611	107,210	81,743	8.0	8.2	6.7	2,401	2.2	25,467	31.2
Financial assets at fair value through profit or loss	249,760	246,161	-	18.1	18.9	-	3,599	1.5	-	-
Financial assets at fair value through other comprehensive income	192,450	178,051	-	14.0	13.6	-	14,399	8.1	-	-
Financial assets at amortized cost
- Loans and advances to financial institutions, net of provision for losses	59,084	105,249	32,248	4.3	8.1	2.6	(46,165)	(43.9)	73,001	226.4
- Loans and advances to customers, net of provision for losses	423,529	380,387	346,758	30.7	29.1	28.3	43,142	11.3	33,629	9.7
- Securities, net of provision for losses	166,918	140,605	-	12.1	10.8	-	26,313	18.7	-	-
Financial assets held for trading	-	-	241,710	-	-	19.7	-	-	-	-
Financial assets available for sale	-	-	159,413	-	-	13.0	-	-	-	-
Investments held to maturity	-	-	39,006	-	-	3.2	-	-	-	-
Financial assets pledged as collateral	-	-	183,975	-	-	15.0	-	-	-	-
Other financial assets	56,101	43,892	41,719	4.1	3.4	3.4	12,209	27.8	2,173	5.2
Non financial assets	121,075	103,989	97,781	8.8	8.0	8.0	17,086	16.4	6,208	6.3
Non-current assets held for sale	1,357	1,353	1,521	0.1	0.1	0.1	4	0.3	(168)	(11.0)
Investments in associates and joint ventures	7,636	8,126	8,257	0.6	0.6	0.7	(490)	(6.0)	(131)	(1.6)
Premises and equipment	14,659	8,827	8,432	1.1	0.7	0.7	5,832	66.1	395	4.7
Intangible assets and goodwill, net of accumulated amortization	14,725	16,129	16,179	1.1	1.2	1.3	(1,404)	(8.7)	(50)	(0.3)
Taxes to be offset	15,686	13,498	10,525	1.1	1.0	0.9	2,188	16.2	2,973	28.2
Deferred income tax assets	59,570	48,683	43,732	4.3	3.7	3.6	10,887	22.4	4,951	11.3
Other assets	7,442	7,373	9,135	0.5	0.6	0.7	69	0.9	(1,762)	(19.3)
Total assets	1,378,528	1,305,544	1,224,353	100.0	100.0	100.0	72,984	5.6	81,191	6.6

      155– Reference Form – 2019

10. Officers’ Notes

									R$ million
	2019	2018	2017	Vertical Analysis %			Horizontal Analysis
				2019	2018	2017	2019 x 2018		2018 x 2017
							R$	%	R$	%
Liabilities
Financial liabilities	1,180,046	1,123,335	1,049,123	85.6	86.0	85.7	56,711	5.0	74,212	7.1
Deposits from banks	227,820	247,314	285,957	16.5	18.9	23.4	(19,494)	(7.9)	(38,643)	(13.5)
Deposits from customers	366,228	340,748	262,008	26.6	26.1	21.4	25,480	7.5	78,740	30.1
Funds from issuance of securities	170,728	148,029	135,174	12.4	11.3	11.0	22,699	15.3	12,855	9.5
Subordinated debts	49,313	53,643	50,179	3.6	4.1	4.1	(4,330)	(8.1)	3,464	6.9
Other financial liabilities	14,244	16,152	-	1.0	1.2	-	(1,908)	(11.8)	-	-
Financial liabilities at fair value through profit or loss	-	-	14,275	-	-	1.2	-	-	-	-
Financial liabilities held for trading	4,288	3,271	-	0.3	0.3	-	1,017	31.1	-	-
Provision for Expected Loss	2,318	2,552	-	0.2	0.2	-	(234)	(9.2)	-	-
- Loan Commitments	1,970	719	-	0.1	0.1	-	1,251	174.0	-	-
- Financial guarantees	268,303	251,578	239,090	19.5	19.3	19.5	16,725	6.6	12,488	5.2
Other financial liabilities	79,122	62,600	62,440	5.7	4.8	5.1	16,522	26.4	160	0.3
Non financial liabilities	62,939	57,533	57,536	4.6	4.4	4.7	5,406	9.4	(3)	(0.0)
Other reserves	25,240	19,802	18,491	1.8	1.5	1.5	5,438	27.5	1,311	7.1
Current income tax liabilities	2,595	2,373	2,416	0.2	0.2	0.2	222	9.4	(43)	(1.8)
Deferred income tax assets	1,081	1,201	1,252	0.1	0.1	0.1	(120)	(10.0)	(51)	(4.1)
Other liabilities	34,023	34,157	35,377	2.5	2.6	2.9	(134)	(0.4)	(1,220)	(3.4)
Equity attributable to controlling shareholders	135,099	124,275	117,404	9.8	9.5	9.6	10,824	8.7	6,871	5.9
Non-controlling interest	444	401	290	-	-	-	43	10.7	111	38.3
Total liabilities	1,378,528	1,305,544	1,224,353	100.0	100.0	100.0	72,984	5.6	81,191	6.6

      156– Reference Form – 2019

10. Officers’ Notes

Financial assets, which in 2019 represented 91.2% of total assets (2018 – 92.0% and 2017 – 92.0%), grew by 4.7% compared to 2018, mainly driven by the 11.3% evolution in our loans and advances to customers, net of provision for losses. As already mentioned, as from January 1, 2018, with the adoption of IFRS 9, some lines that make up the financial assets are not comparable, for this reason, it is not possible to perform comparative analyzes between the lines of 2018 with the previous periods.

The following are the main variations presented in the periods:

▪       Cash and balances with banks – the change in the comparison between the balances of 2019, 2018 and 2017, was due to the increase in compulsory deposits, on time deposits, which grew by 9.9% in 2019 and by 55.6% in 2018. Compulsory deposit is a requirement of reserve by the Central Bank of Brazil to control liquidity as part of monetary policy in the past, and we have no control over their imposition. Any increase in the compulsory deposit requirements may reduce our ability to lend funds and to make other investments and, as a result, may adversely affect us;

▪       Financial assets at fair value through profit and loss – increased by R$3,599 million compared to the balance of 2018, highlighting the development in the portfolio of securities issued by financial institutions, amounting to R$4,820 million, securities and shares issued by non-financial companies in the amount of R$4,087 million, and in the amount of R$1,861 million, invested in shares of funds, which offset the drop in the Brazilian public securities portfolio by R$5,920 million;

▪       Financial assets at fair value through other comprehensive income – the 8.1% increase between the balances of 2019 and 2018 resulted from the increase of R$10,248 million in the Brazilian public securities portfolio and R$6,455 million in the foreign government public securities portfolio;

▪       Loans and advances to financial institutions, net of loss provision – in 2019, the balance reached R$59,084 million, a reduction of 43.9%, when compared to the previous year, mainly due to a reduction of R$48,026 million in investments in repo operations;

▪        Loans and advances to customers, net of provision for losses – our portfolio of loans and advances to customers, net of provision for losses, grew 11.3% in the comparison between 2019 and 2018, in particular, the evolution of 23.4% in operations for individuals: (i) 15.4% in real estate financing; (ii) 24.1% in vehicle financing; (iii) 21.7% in personal payroll operations; (iv) 65.2% in personal loan operations and (v) 15.5% in credit card transactions. The operations with legal entities evolved 1.3% in the period, with emphasis on vehicle financing operations, which increased by 49.1%. In the comparison between 2018 and 2017, the evolution observed of 9.7% reflected the increase in the individual consigned loan operations; real estate financing for individuals; vehicle financing; export/import operations and working capital for legal entities.

The analysis of our financial liabilities (resources of financial institutions, customer funds, bond issues, subordinated debt and technical provisions) are discussed in item 10.1.d (main sources of funding).

      157– Reference Form – 2019

10. Officers’ Notes

Statement of Income

For a better understanding of the key impacts that affected our results (income and expenses), the consolidated financial statements for the years ended December 31, 2019, 2018 and 2017 are below. They were prepared in accordance with international financial reporting standards (IFRS) issued by the International Accounting Standards Board (IASB). It should also be noted that 2018 includes the effect of the adoption of IFRS 9, and for this reason, in some cases, the values of 2018 are not comparable with previous periods.

									R$ million
Statements for the Consolidated Outcome	2019	2018	2017	Vertical Analysis %			Horizontal Analysis
				2019	2018	2017	2019 x 2018		2018 x 2017
							R$	%	R$	%
Interest and similar income	124,418	122,053	126,232	100.0	100.0	100.0	2,365	1.9	(4,179)	(3.3)
Interest and similar expenses	(58,618)	(55,245)	(75,589)	(47.1)	(45.3)	(59.9)	(3,373)	6.1	20,345	(26.9)
Net interest income	65,800	66,808	50,643	52.9	54.7	40.1	(1,008)	(1.5)	16,166	31.9
Net fee and commission income	25,338	23,832	22,749	20.4	19.5	18.0	1,506	6.3	1,083	4.8
Net gains/(losses) on financial assets and liabilities at fair value through profit or loss	(1,091)	(11,677)	-	(0.9)	(9.6)	-	10,586	(90.7)	-	-
Net gains/(losses) on financial instruments classified as held for trading	-	-	9,623	-	-	7.6	-	-	-	0.0
Net gains/(losses) on financial assets at fair value through other comprehensive income	656	1,074	-	0.5	0.9	-	(418)	(38.9)	-	-
Net gains/(losses) on financial instruments classified as available for sale	-	-	570	-	-	0.5	-	-	-	0.0
Losses on investments held-to-maturity	-	-	(55)	-	-	-	-	-	-	-
Net gains/(losses) on foreign currency transactions	324	1,097	1,423	0.3	0.9	1.1	(773)	(70.5)	(326)	(22.9)
Net income from insurance and pension plans	8,255	7,657	6,240	6.6	6.3	4.9	598	7.8	1,417	22.7
Other operating income	8,144	(1,849)	17,802	6.5	(1.5)	14.1	9,993	(540.4)	(19,651)	(110.4)
Impairment of loans and advances	-	-	(16,861)	-	-	(13.4)	-	-	-	0.0
Expected loss on loans and advances	(12,532)	(15,092)	-	(10.1)	(12.4)	-	2,560	(17.0)	-	-
Expected loss on other financial assets	(1,472)	(1,173)	-	(1.2)	(1.0)	-	(299)	25.5	-	-
Personnel expenses	(24,526)	(18,871)	(20,723)	(19.7)	(15.5)	(16.4)	(5,655)	30.0	1,852	(8.9)
Other administrative expenses	(16,490)	(16,874)	(16,882)	(13.3)	(13.8)	(13.4)	384	(2.3)	8	(0.1)
Depreciation and amortization	(5,866)	(4,808)	(4,569)	(4.7)	(3.9)	(3.6)	(1,058)	22.0	(240)	5.2
Other operating income/(expenses)	(26,215)	(14,211)	(10,133)	(21.1)	(11.6)	(8.0)	(12,004)	84.5	(4,077)	40.2
Other operating expense	(87,101)	(71,029)	(69,168)	(70.0)	(58.2)	(54.8)	(16,072)	22.6	(1,861)	2.7
Income before income taxes and share of profit of associates and joint ventures	12,180	17,762	22,025	9.8	14.6	17.4	(5,582)	(31.4)	(4,264)	(19.4)
Share of profit of associates and joint ventures	1,201	1,680	1,718	1.0	1.4	1.4	(479)	(28.5)	(38)	(2.2)
Income before income taxes	13,381	19,442	23,744	10.8	15.9	18.8	(6,061)	(31.2)	(4,302)	(18.1)
Income tax and social contribution	7,792	(2,694)	(6,429)	6.3	(2.2)	(5.1)	10,486	0.0	3,735	(58.1)
Net income for the year	21,173	16,748	17,315	17.0	13.7	13.7	4,425	26.4	(566)	(3.3)
Attributable to shareholders:
Controlling shareholders	21,023	16,584	17,089	16.9	13.6	13.5	4,439	26.8	(505)	(3.0)
Non-controlling interest	150	165	225	0.1	0.1	0.2	(15)	(9.1)	(61)	(26.7)

      158– Reference Form – 2019

10. Officers’ Notes

Selected financial indexes

In millions of Reais, except percentages and per share information
	2019	2018	2017
Net income in IFRS (A)	21,173	16,748	17,315
Accounting pratices diferences (IFRS X BRGAAP) (A - B)	(1,409)	(2,337)	2,657
Net income in BRGAAP (B)	22,582	19,085	14,658
Average total assets (IFRS) (C)	1,351,674	1,263,984	1,214,244
Average equity attributable to controlling shareholders (IFRS) (D)	132,707	123,749	109,139
Net income in IFRS as a percentage of average total assets (A / C)	1.6%	1.3%	1.4%
Net income in IFRS as a percentage of average equity attributable to controlling shareholders (A / D)	16.0%	13.5%	15.9%
Dividends payout ratio to net income (1)	68.8%	34.2%	44.0%
(1) Dividends and Interest on Equity (net of taxes) divided by net income, discounting legal reserves, according to BR GAAP.

In 2019, the net income was R$21,173 million, a 26.4% increase in comparison with 2018. The return on average shareholders’ equity (ROAE) reached 16.0%, while the return on average assets (ROAA) in a year was 1.6%.

In 2018, the net income was R$16,748 million. The return on average shareholders’ equity (ROAE) reached 13.5%, while the return on average assets (ROAA) in a year was 1.3%.

Next, we will comment on the main reasons that influenced our lines of results in the comparison of the last three years.

Net Income on interests

In 2019, our net interest income reduced 1.5% compared to 2018, due to the reduction in the average net interest rate, which went from 6.2% in 2018 to 5.8% in 2019, impacting our result negatively by R$8,229 million, reflecting changes in the active interest rates.

In 2018, our net interest result increased 31.9% compared to 2017, resulting, mainly, from changes in the average rates of net interest, from 4.9% in 2017 to 6.2% in 2018, benefited, mainly, from the reduction of the average interest rate paid on our interest-bearing obligations, increasing our result by R$11,087 million. In addition, it is worth highlighting that the increase in the average volume of business contributed with an increment of R$5,078 million in the results.

Fee and Commission income

The growth in our services and commissions revenue occurred mainly due to the growth of: 7.5% in current account revenues due to the increase in the customer base, with emphasis on strengthening the management of the services portfolio; 6.4% in card revenues, due to an increase of 7.5% in the amount of transactions and 8.9% in the financial volume traded; 14.1% in consortia management revenues, due to the actions that aimed to optimize results, where we highlight the continuous review of the portfolio for a more tailored offer, for each segment; 24.5% of the revenues of underwriting/financial advice, due to the higher activity of the capital market, mainly in structured and fixed-income operations; and 23.9% in the revenues of custody and brokerage services mainly due to the larger volume of negotiations conducted on B3. Our revenue from our asset management operations increased by 3.8%, as a result of us continuing to match our portfolio of products to our clients, aligned with market dynamics and the scenario of lower interest rates and revenues from loan operations, which include the revenue from financial guarantees provided, which decreased by 14.1% in 2019, justified by the effects of review of the rates practiced by the market in operations with guarantees provided.

In the comparative between 2018 and 2017, the increase of 4.8% was driven by the increase of 7.7% in income in the current account, due to the improvement in the management of the portfolio of services provided, improvement and expansion of the array of products, which are offered to the clients according to their segmentation, 10.3% in income from the management of consortium, due to the actions performed envisaging the optimization of results, like the review of the portfolio for a more customized offer, with deadlines and differentiated rates for each segment, 21.3% in income from custody and brokerage services, mainly due to the greater volume of negotiations held at B3, and 4.2% in income from asset management, due to the increase of the volume of funds and portfolios managed.

      159– Reference Form – 2019

10. Officers’ Notes

Net gains/(losses) from financial assets and liabilities at fair value through profit or loss

In 2019 and 2018, the variation is the reflection of the income obtained from derivate instruments related to the income from futures contracts (which includes the income and respective adjustment at market value from the hedge for the protection of assets and liabilities, denominated and/or indexed in foreign currency, mainly those deriving from investments abroad).

Net gains/(losses) from financial assets and liabilities at fair value through other comprehensive income

In 2019 and 2018, the variation in financial assets at fair value through other comprehensive income originated, largely, from gains with fixed and variable income securities.

Net gains/(losses) of foreign currency transactions

The variation between 2019, 2018 and 2017 is mainly due to the gains or losses on currency trading or foreign exchange variations that affect our investments in foreign currency.

Income from insurance and pension plan

In the comparison between 2019 and 2018, the increase in the income of insurance, pension and capitalization operations is a reflection of the performance of the premiums issued (invoicing) for life and pension products, mainly in the “life” segment, due to the growth of the product portfolio; of health, reflecting the improvement in the level of retention of clients as well as the supply of new products, with consequent increase in the amount of insured persons of the business plans, in addition to the maintenance of the marketing index; of Bradesco Auto/RE, due to improvement and automation in risk acceptance processes and claims regulation, reflecting the increase in the amount of insured persons of Auto/RCF; and of capitalization, due to the change in the mix of products, with emphasis on those with the greatest duration, and the advance in the marketing of products through digital channels, which evolved more than 80% over 2018. The growth in retained claims and marketing expenses are related to the growth in the turnover/billing volume. There was an improvement in the claim ratio of 72.4% in 2019 (72.9% in 2018) and the combined index of 83.3% in 2019 (83.7% in 2018).

In the comparison between the years of 2018 and 2017, the increase of 22.7% presented in the line of income from insurance and pension, is related to the higher revenue from health and life products and lower constitutions of technical provisions.

Expenses on losses of loans and advances

In 2019, our expenditure with expected loss of loans and advances showed a reduction due to the improvement in the quality of our operations, evidencing our improvement in the loan granting process, which can be observed by our level of losses/write-offs with loans, net of recoveries, which reached 2.1% on the average balance of loans and advances to customers in 2019 (3.1% in 2018). In addition, in 2019, of the total constituted as provision expenses, 92.6% (2018 – 73.0%) refers to the origination of new operations, of which 49.3% (2018 – 33.9%) refers to provisions for operations classified in stage 1, i.e. operations with the obligations up-to-date or in arrears up to 30 days and the credit risk rating of the client is of low risk.

Despite the model of loss expected in 2018 requiring a higher level of provisioning in relation to the previous model, the expenses with losses in loans presented a decrease related to the improvement of the quality of our operations, whose level of loans and advances to delinquent clients for more than 60 days reduced 16.3%, from R$20,783 million in 2017 to R$17,403 million in 2018, representing 4.2% of the total of the operations (2017 – 5.6%). We also stress that our level of losses with loans, defined as the value of net write-offs from loans in relation to the average balance of the loans and advances to clients reduced from 3.8% in 2017 to 3.1% in 2018.

      160– Reference Form – 2019

10. Officers’ Notes

Personnel Expenses

In 2019, the 30.0% increase over the year 2018 reflected the second Voluntary Severance Program (PDV) in August 2019, that included the accession of 3.4 thousand employees, with expenditure of R$1.8 billion, the improvement of the methodology for calculating provisions for labor lawsuits, which resulted in a provision supplement of R$1,914 million, and an increase in variable expenses (profit sharing), of R$121 million, with emphasis on the variable compensation program for the branch network employees, implemented in 2019.

We highlight that the employees of the Bradesco Organization were able to join the Voluntary Severance Program freely and spontaneously once they met the requirements set out in the Program Regulation. The 2019 PDV, aimed to optimize and make our team structure more flexible and obtain an important improvement in our indicators of productivity, preserving the commitment with the parameters of the internal career and of generating value for shareholders.

In the comparison between the years of 2018 and 2017, even considering the effects of the collective bargaining agreement of 2018/2017 (readjustment of 5% and the higher expenses with labor lawsuits and PLR, personnel expenses presented a reduction, showing the benefits captured by the PDVE.

Administrative Expenses and Depreciation and Amortization

In 2019, the total administrative expenses and depreciation and amortization were impacted by the increase in the volume of our business, which impacted our share of variable expenses, and our fixed expenses, with emphasis on third party services, financial system services, advertising, promotions and publicity, depreciation and amortization.

In the comparison between the years of 2018 and 2017, the administrative expenses remained practically stable, a reflection of gains of synergies from the incorporation of HSBC Brasil, the strategy of optimization of points of service, as well as the efficiency in directing expenditure.

Other Operating Incomes/(Expenses)

In 2019, the increase in other operating expenses net of other revenues was due to higher expenditure on court provisions, highlighting the supplement of provision resulting from the improvement of the premises for the constitution of civil provisions, in the amount of R$3,113 million; of losses due to impairment in: (a) the acquisition of a right to provide financial services, in the value of R$520 million; (b) software/hardware, amounting to R$222 million; (c) investment goodwill, of R$983 million; of higher financial collateral provision expenses, of R$1,253 million, of which R$1,100 million is due to the improvement of the internal models for the constitution of this provision, of higher expenses for contingencies related to the FCVS, amounting to R$342 million, and operating expenses related to insurance operations, amounting to R$799 million.

The variation presented between the years of 2018 and 2017 in other net expenses from other operational revenues resulting, mainly, from the increase of expenses related to insurance operations, higher legal provisions and tax contingencies, and expenses through by reviewing the impairment.

Income tax and social contribution

In 2019, the variation of our income tax and social contribution is largely related to the effects of the increase in the rate of the social contribution on net income of banks, to the value of R$6,403 million and to the exchange rate variation from assets and liabilities, deriving from investments abroad, which is not taxable/deductible, the result of the devaluation of 4.0% of the Brazilian real against the dollar.

Our income tax and social contribution presented a comparative reduction between 2018 and 2017. This was due, mainly, to the reduction in the income before tax and to the effects of the exchange rate variation from assets and liabilities, deriving from investments abroad, which is not taxable/deductible. This was due largely to the devaluation of 17.1% of the Brazilian real against the US dollar in 2018, whereby, in 2017, the devaluation of the Brazilian real against the US dollar was of 1.5%.

      161– Reference Form – 2019

10. Officers’ Notes

10.2 – Financial and operating income

Officers must comment on:

a)     the results of operations of the issuer, in particular:

i) the description of any important components of revenue;

As already mentioned, since January 1, 2018, with the adoption of IFRS 9, some lines comprising the income originating from financial assets are not comparable. For this reason, the values of 2018 are not comparable with previous periods.

									R$ million
Main Operating Income	2019	2018	2017	Vertical Analysis %			Horizontal Analysis
				2019	2018	2017	2019 x 2018		2018 x 2017
							R$	%	R$	%
Revenues from financial assets	124,386	121,989	126,163	56.3	57.5	57.6	2,397	2.0	(4,174)	(3.3)
Loans and advances to customers (1)	68,064	62,201	65,021	30.8	29.3	29.7	5,863	9.4	(2,820)	(4.3)
Loans and advances to financial institutions	6,874	9,547	5,073	3.1	4.5	2.3	(2,673)	(28.00)	4,474	88.2
- At fair value through profit or loss	19,436	17,538	-	8.8	8.27	-	1,898	10.82	-	-
- Fair value through other comprehensive income	12,568	16,666	-	5.7	7.86	-	(4,098)	(24.59)	-	-
- At amortized cost	13,139	12,121	-	5.9	5.71	-	1,018	8.40	-	-
- For trading	-	-	13,685	-	0.0	6.2	-	-	0	0.0
- Available for sale	-	-	11,351	-	0.0	5.2	-	-	0	0.0
- Held to maturity	-	-	4,883	-	0.0	2.2	-	-	0	0.0
- Pledged as collateral	-	-	21,269	-	0.0	9.7	-	-	0	0.0
Revenue from reserve requirement	4,305	3,916	4,881	1.9	1.8	2.2	389	9.9	(965)	(19.8)
Other interest income	31	64	69	-	-	-	(33)	(51.6)	(5)	(7.2)
Interest income and similar	124,417	122,053	126,232	56.3	57.5	57.6	2,364	1.9	(4,179)	(3.3)
Insurance, pension plan and bond retained premiums	71,191	66,270	70,047	32.2	31.2	32.0	4,921	7.4	(3,777)	(5.4)
Fees and Commission income	25,338	23,832	22,749	11.5	11.2	10.4	1,506	6.3	1,083	4.8
Total Main Operating Income	220,946	212,154	219,027	100.0	100.0	100.0	8,791	4.1	(6,872)	(3.1)
(1) Consisting of Loan and Leasing Operations; and

Revenues from financial assets, which accounted for 56.3% of the main operating revenues in 2019 (2018 – 57.5% and 2017 – 57.6%), increased by 2.0% compared to 2018, mainly due to higher loan revenues and advances to customers, which increased by 9.4% in the period.

The following are the main variations presented in the periods:

▪       Loans and Advances to Customers – in the comparison between 2019 and 2018, the 9.4% increase was driven by the increase in the average balance of these assets, from R$373.377 million in 2018 to R$415.670 million in 2019, contributing with R$6.941 million in our revenues, partially offset by a reduction in the average interest rate, with an impact on our revenues of R$1,078 million. In the comparison between the years of 2018 and 2017, the decrease of 4.3% was boosted by the reduction of the average accrued interest rate, impacting our revenues by R$4,522 million, offset, partially, by the increase in the average balance of these assets, from R$363,674 million in 2017 to R$373,377 million in 2018, contributing with our revenues by R$1,701 million;

▪       Loans and advances to banks – in the comparison between 2019 and 2018, the decrease of 28.0% was due to the decrease in the average balance of these assets, from R$119,022 million in 2018 to R$97,965 million in 2019, impacting our income in the amount of R$1,565 million and the decrease in the average interest rate earned, also impacting our income in R$1,107 million;

▪       At fair value through profit or loss – in the comparison between 2019 and 2018, the 10.8% increase was driven by the increase in the average balance of those assets, which increased from R$226,256 million in 2018 to R$240,555 million in 2019, contributing with R$1,136 million in our revenues, and by the increase in the average interest rate, increasing our revenues by R$762 million;

      162– Reference Form – 2019

10. Officers’ Notes

▪       At fair value through other comprehensive income – in the comparison between 2019 and 2018, the reduction of 24.6% was due to the decrease in the average balance of these assets, which went from R$182,238 million in 2018 to R$155,774 million in 2019, impacting our income in R$2,263 million and by the reduction in the average interest rate, which also impacted our revenues by R$1,836 million;

▪       At amortized cost – in the comparison between 2019 and 2018, the 8.4% increase was driven by the increase in the average balance of these assets, from R$101,777 million in 2018 to R$150,043 million in 2019, contributing with R$4,472 million in our revenues, partially offset by the reduction in the average interest rate, impacting our revenues by R$3,753 million;

▪       Result of Compulsory Investments – in 2019, the growth is related to the 16.2% increase in the average volume of these assets, which contributed positively in R$609 million, partially offset by the reduction in the average interest rates to 5.4% in 2019 (5.7% in 2018), impacting our revenues by R$221 million. In 2018, the income from mandatory investments reduced 19.8%, due to the changes in the average rates of interest, from 8.3% in 2017 to 5.7% in 2018, which impacted our revenues by R$1,659 million, offset by the increase of the average volume of these assets, increasing our revenues by R$694 million; and

▪       Premium Withheld for Insurance and Pension Plans and Fee and Commission Income – comments on the variations presented are included in item 10.1.h.

ii) factors that materially affected the operating income.

There were no factors that materially affected the operating income of the company in the last three fiscal years, in addition to those described in items 10.1.h and 10.2.a.i.

b)     variations in revenues attributable to modifications of prices, exchange rates, inflation, changes in volumes and addition of new products and services

No significant variations in revenues, as well as in our financial income, attributable to changes in prices of our main inputs and products, exchange rates, inflation, volume change or addition of new products and services, occurred in the fiscal years ended December 31, 2019, 2018 and 2017.

c)     impact of inflation, the price variation of the main inputs and products, foreign exchange and interest rate in operating income and financial income of the issuer, if relevant.

During periods of high interest rates, our financial revenue increases because the interest rates on our assets that yield interest also increase. At the same time, our financial expense increases, since interest rates on our obligations, in which interests apply, also increase. Changes in the volumes of our assets, and obligations on which interests apply, also affect our financial revenues and expenses. For example, an increase in financial revenues attributable to an increase in interest rates may be impacted by a reduction in the volume of our outstanding loans.

In addition to this, when the real devalues, we incur: (i) losses in our liabilities denominated in/or indexed to foreign currency, such as our long-term debt denominated in dollars and foreign currency loans, to the extent that the cost in real financial expenditure increases; and (ii) earnings in our assets denominated or indexed in foreign currency, such as our securities and loan operations that are indexed to the dollar, when the revenue of these assets measured in real increases. In turn, when the real devalues, we incur: (i) losses on assets denominated in/or indexed to foreign currency; and (ii) gains in our liabilities denominated in/or indexed to foreign currency.

      163– Reference Form – 2019

10. Officers’ Notes

10.3 – Events with relevant effects, occurred and expected, in the financial statements

Officers must comment on the relevant effects that the events below have caused or are expected to result in the financial statements of the issuer and its results:

a)     introduction or disposal of operating segment

During the period, there was no introduction or disposal of the operating segment.

b)     constitution, acquisition or disposal of equity interest

On May 6, 2019, Bradesco announced to the market, that it has entered into a Share Purchase Agreement with the controlling shareholders of BAC Florida Bank (“BAC Florida”), the bank that has offered various financial services in the United States for 45 years, especially to non-resident high net worth Individuals. Bradesco will assume the operations of BAC Florida, with the main objective of expanding the offering of investments in the United States to its affluent and high net worth clients Prime and Private Bank, in addition to other banking services, such as checking accounts, credit card and real estate financing, as well as the opportunity to expand business related to corporate and institutional clients. The acquisition will cost approximately US$500 million.

On September 10, 2019, Central Bank of Brazil authorized Bradesco: (i) to hold up to 100% of the capital of BAC Florida Bank and its subsidiaries – the securities brokerage firm BAC Florida Investments Corp. and the non-financial corporations BAC Global Advisors Inc., 5551 Luckett Road, Inc. and Representaciones Administrativas Internacionales S.A., the latter located in Guatemala and the others located in the USA; and (ii) to participate temporarily in the capital of a holding company to be incorporated in the USA, which should be extinguished in the corporate reorganization (merger) to be conducted to enable Banco Bradesco S.A. to hold 100% of the shares representing the capital of BAC Florida Bank. The completion of the transaction is subject to the approval of U.S. competent regulatory authorities and to the fulfillment of legal formalities.

On January 15, 2020, Banco Bradesco announced that it sold the entire shareholding held in Chain Serviços e Contact Center S.A. (“Chain”) to Almaviva do Brasil Telemarketing e Informática S.A.

c)     events or unusual operations

During the period, there were no events or unusual operations concerning the issuer, in addition to the events already stated in item 10.1.a and 10.1.h, which caused or which are expected to cause significant impacts on their results.

      164– Reference Form – 2019

10. Officers’ Notes

10.4 – Significant changes in accounting practices – Caveats and emphasis in the auditor’s opinion

Officers must comment:

a)       significant changes in accounting practices

The requirements of the Central Bank of Brazil and the CMN, introducing international accounting standards (IFRSs) in financial institutions, made these institutions prepare annual financial statements in the international standard as of 2010. This is an additional requirement to official financial statements required by the Brazilian authorities. The official financial statements are prepared in accordance with the Central Bank of Brazil and the other requirements of the CMN, as well as the CVM, when applicable.

IFRSs are issued in English by the IASB – International Accounting Standards Board and translated into Portuguese by Ibracon – Instituto dos Auditores Independentes do Brasil (Institute of Independent Auditors of Brazil).

In 2019, the IFRS 16 international accounting standard on Leases came into force and the IFRIC 23 interpretation that provisions on the Uncertainty over Income Tax Treatment. The following are the main aspects required for each standard:

•        IFRS 16 – Leasing: replaces the standards IAS 17 Leasing Operations, IFRIC 4, SIC 15 and SIC 27 Complementary Aspects of Leasing Operations, and establishes that the lessees account for all the leases according to a single model, similar to the accounting entry for finance leases in the molds of IAS 17. IFRS 16 is mandatory for the fiscal years initiated as per January 1, 2019.

Within the Organization there are leases of buildings and equipment, and the buildings represent approximately 98% of the balances.

Transition

Banco Bradesco adopted IFRS 16 on January 1, 2019, using the simplified and modified retrospective approach, which does not require the disclosure of comparative information.

The new standard was adopted for contracts that had been previously identified as leases that used IAS 17 and IFRIC 4 – Complementary Aspects of Leasing Operations. Therefore, the Organization did not apply the standard to contracts that have not previously been identified as contracts containing a lease under the terms of IAS 17 and IFRIC 4.

•        IFRIC 23 – Applies to any situation where there is uncertainty as to whether an income tax treatment of income taxes is acceptable to the Tax Authority, in accordance with tax legislation. In this sense, the Tax Authority is considered the final decision of the higher courts on the matter. The scope of the Interpretation includes all taxes covered by IAS 12, that is, both current tax and deferred tax. However, it does not apply to the uncertainty regarding taxes covered by other rules. IFRIC 23 became operational for financial periods beginning on or after January 1, 2019.

In 2018 the international accounting Standards IFRS 9 and IFRS 15 came into force, which provision on the accounting treatment for financial instruments and for revenues from contracts with clients, respectively. The following are provisions of the main aspects required by the new standard:

•        IFRS 9 – Financial Instruments – it replaces the existing guidance in IAS 39 – Financial Instruments: Recognition and Measurement. IFRS 9 is applied to Financial Instruments and was adopted from the date of entry into force of the standard, on January 1, 2018. IFRS 9 includes: (i) new models for the classification and measurement of financial instruments; (ii) measurement of expected credit losses for financial assets; and (iii) new requirements on hedge accounting. The new standard maintains the main guidelines related to the recognition and derecognition of financial instruments of IAS 39.

      165– Reference Form – 2019

10. Officers’ Notes

(i) Classification and Measurement – Financial Assets

IFRS 9 brings a new treatment to the classification and measurement of financial assets, in which the entity should be based on the business model that reflects the Organization, which manages its assets with the aim of generating cash flows and the SPPI Test that will evaluate the characteristics of the cash flows and will guide the classification of the financial assets.

The financial assets are classified in one of the three categories of measurement described below:

•        Amortized cost: Financial assets that are held for collection of contractual cash flows, which represent only the payment of the principal and interest. These assets are adjusted by any expectation of credit loss.

•        VJORA: Financial assets that are held for collection of contractual cash flows, which represent only the payment of the principal and interest, and also for sale. Changes in the fair value of these assets are recorded in other comprehensive income, except for the recognition of impairment, interest income, dividends and exchange rate variations that are recognized directly in the income statement for the fiscal year.

•        VJR: Financial assets that do not meet the criteria of being measured at amortized cost or VJORA.

On December 31, 2017, the Organization had equity investments classified as available for sale with a fair value of R$11,038 million, which are held for long-term strategic purposes. In accordance with IFRS 9, the Organization in its best current estimates, appointed these instruments as VJORA. Thus, all the gains and losses of fair value must be recorded in other comprehensive income, with no losses due to reduction in the recoverable value (impairment) recognized in the result and no gain or loss is recycled to the result in the realization.

(ii) Impairment – Financial Assets

IFRS 9 replaced the model of “losses incurred” of IAS 39 for a prospective model of “expected losses.” This requires a relevant judgment as to how changes in economic factors affect the expected credit losses, which will be determined based on weighted probabilities.

The new model of expected losses applies to financial instruments measured at amortized cost or at VJORA (with the exception of investments in equity instruments).

The expected credit losses were calculated based on the experience of loss of actual credits in recent years. The Organization made the calculation of rates of credit losses expected in accordance with the characteristics of each portfolio, i.e., quantitative models were used for mass-market segments and the combination of qualitative with quantitative models for large companies.

The experience of loss of actual credits has been adjusted to reflect the differences between the economic conditions during the period in which the historical data was collected, current conditions and the vision of the Organization about future economic conditions.

In the prospective model of expected losses, the financial assets are divided into three stages:

•        Stage 1: Financial instruments that do not present a significant deterioration in the credit quality;

•        Stage 2: Financial instruments that present a significant deterioration in the credit quality; and

•        Stage 3: Financial instruments that are indicative that the obligation will not be honored in full.

The new model of calculation of credit losses expected based on the prospective parameter for loans and advances, commitments to loans, financial guarantees given and Private Debt Securities resulted in an increase in the provision for credit losses.

      166– Reference Form – 2019

10. Officers’ Notes

(iii) Classification – Financial Liabilities

IFRS 9 maintains most of the requirements of IAS 39 regarding the classification of financial liabilities.

However, in accordance with IAS 39, variations in fair value of liabilities designated as VJR are recognized in the results, while, in accordance with IFRS 9, these changes in fair value should be presented as follows:

•        the variation of fair value that is attributable to changes in the credit risk of financial liabilities should be presented in Other Comprehensive Income (ORA, in Portuguese); and

•        the remaining value of the variation in fair value should be displayed in the results.

(iv) Hedge Accounting

In the initial adoption, the Organization opted to continue applying the requirements of IAS 39 to hedge accounting, as permitted by IFRS 9 until the completion, on the part of the IASB, of the macro-hedge project and the completion of the hedge accounting section.

IFRS 9 determines that the Organization should ensure that the relations of hedge accounting are aligned with its goals and strategies for risk management and that the Organization applies a more qualitative and prospective approach to evaluate the effectiveness of the hedge. IFRS 9 also introduces new requirements for rebalancing the hedge relations and prohibits the voluntary discontinuation of hedge accounting if it is inconsistent with the strategies of risk management of the entity.

(v) Transition

The changes in accounting policies resulting from the adoption of IFRS 9 were applied retrospectively as of the date of initial application:

The Organization has opted for the exemption provided by the Standard of not re-presenting comparative information for prior periods arising from changes in the classification and measurement of financial instruments (including credit losses expected). The differences in accounting balances of assets and liabilities resulting from the adoption of IFRS 9 were recognized in Retained Earnings on January 1, 2018.

•      IFRS 15 – Income from Contracts with Clients – requires that the recognition of the income should be made in order to portray the transfer of goods or services to the client for an amount that reflects the company’s expectations of having in exchange the rights of those goods or services. IFRS 15 replaces IAS 18, IAS 11, as well as related interpretations (IFRICs 13, 15 and 18), and is applicable as per January 2018.

In the fiscal year of 2017 there were no relevant changes in the accounting practices in IFRS. It is important to highlight that the financial institutions should comply fully with the official IFRS standards and not the technical pronouncements issued by CPC – Accounting Pronouncements Committee.

      167– Reference Form – 2019

10. Officers’ Notes

b) significant effects with the changes in accounting practices

In 2019, with the entry into force of IFRS 16, assets and liabilities of R$4,176,611 were registered on January 1, 2019, the amounts were restated at present value by a discount rate between 6.59% and 9.97% depending on the lease term of each contract.

In relation to IFRIC 23, a study was carried out on the effects produced by this standard and it was concluded that there were no material impacts on the Organization.

In 2018, once the IFRS 9 came into force, the following impacts on the Organization were identified:

Reconciliation of the shareholders’ equity in the transition from IAS 39 to IFRS 9:

R$ thousand
Shareholders’ Equity according to IAS 39 on December 31, 2017	117,693,704
IFRS 9 Adjustments
Loss of credit expected for loan operations (1)	(3,829,475)
Loss of credit expected for the remaining financial assets	(743,048)
Re-measurement of assets due to the new classification of IFRS 9 (2)	644,398
Other (3)	366,102
Deferred income tax	1,424,809
Shareholders’ Equity according to IFRS 9 on January 1, 2018	115,556,490

(1) Includes financial guarantees given and loan commitments;

(2) Change of the measurement of financial assets in accordance with the new classification of IFRS 9; and

(3) Accounting adequacy as required by IFRS 9 in the reclassification of securities measured at fair value through other comprehensive income.

      168– Reference Form – 2019

10. Officers’ Notes

The table below presents the new reclassifications and measurements according to the IFRS 9.

	R$ thousand
	IAS 39		Reclassifications (1)	Recalculations	IFRS 9
	Category	December 31, 2017			Category	January 1, 2018
Assets
Cash and cash equivalents		81,742,951	–	–		81,742,951
Financial assets at fair value through profit or loss		–	242,511,223	–	At fair value through profit or loss	242,511,223
Financial Assets for Trading	Held for trading	241,710,041	(241,710,041)	–		–
Financial assets at fair value through other comprehensive income		–	182,799,142	–	At fair value through other comprehensive income	182,799,142
Financial assets made available for sale	Available for sale	159,412,722	(159,412,722)	–		–
Financial assets at amortized cost		-	-	–		–
– Loans and advances to banks, net of allowance for losses	Loans and receivables	32,247,724	123,473,446	–	At amortized cost	155,721,170
– Loans and advances to customers, net of allowance for losses	Loans and receivables	346,758,099	–	(1,173,870)	At amortized cost	345,584,229
– Securities, net of allowance for losses		–	75,320,243	267,452	At amortized cost	75,587,695
– Other financial assets		–	39,877,774	–	At amortized cost	39,877,774
Investments held to maturity	Held to maturity	39,006,118	(39,006,118)	–		–
Financial assets assigned as collateral	Sundry (2)	183,975,173	(183,975,173)	–		–
Non-current assets held for sale		1,520,973	–	–		1,520,973
Investments in associates and joint ventures		8,257,384	–	–		8,257,384
Premises and equipment		8,432,475	–	–		8,432,475
Intangible assets and goodwill		16,179,307	–	–		16,179,307
Taxes to be offset		10,524,575	–	–		10,524,575
Deferred income tax assets		43,731,911	–	1,424,809		45,156,720
Other assets		50,853,987	(39,877,774)	–		10,976,213
Total assets		1,224,353,440	–	518,391		1,224,871,831

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10. Officers’ Notes

Liabilities
Liabilities at amortized cost
– Deposits from banks	285,957,468	–	–	285,957,468
– Deposits from clients	262,008,445	–	–	262,008,445
– Funds from the issuance of securities	135,174,090	–	–	135,174,090
– Subordinated debt	50,179,401	–	–	50,179,401
– Other Financial Liabilities	–	62,439,512	–	62,439,512
Financial liabilities at fair value through profit or loss	–	14,274,999	–	14,274,999
Financial liabilities for trading	14,274,999	(14,274,999)	–	–
Provision for Expected Loss				–
- Loan Commitments	–	–	1,840,205	1,840,205
- Financial guarantees	-	-	815,400	815,400
Insurance technical provisions and pension plans	239,089,590	–	–	239,089,590
Other provisions	18,490,727	–	–	18,490,727
Current income tax liabilities	2,416,345	–	–	2,416,345
Deferred income tax assets	1,251,847	–	–	1,251,847
Other liabilities	97,816,824	(62,439,512)	–	35,377,312
Total liabilities	1,106,659,736	–	2,655,605	1,109,315,341
Shareholders’ Equity
Share Capital	59,100,000			59,100,000
Treasury shares	(440,514)			(440,514)
Capital reserves	35,973			35,973
Profit Reserves	49,481,227			49,481,227
Additional paid-in capital	70,496			70,496
Other comprehensive income	1,817,659		59,240	1,876,899
Accrued profits	7,338,990		(2,196,454)	5,142,536
Shareholders’ Equity Attributable to Controlling Shareholders	117,403,831	–	(2,137,214)	115,266,617
Non-Controlling Shareholders’ Interest	289,873			289,873
Total Shareholders’ Equity	117,693,704	–	(2,137,214)	115,556,490
Total liabilities and Shareholders’ Equity	1,224,353,440	–	518,391	1,224,871,831

(1) The main reclassifications are due to debentures in the amount of R$35,600,087 thousand and promissory notes in the amount of R$486,289 thousand that in accordance with IAS 39 were classified as available for sale and in accordance with IFRS 9 are measured at amortized cost; and (2) The balances under the heading “Financial assets transferred in warranty” began to be submitted in accordance with the categories of IFRS 9, which are: R$123,691,195 thousand for “Loans and advances to financial institutions, net of allowance for losses;” R$801,182 thousand for “Financial assets at fair value through profit or loss” and R$59,482,796 thousand for “Financial assets at fair value through other comprehensive income.”

      170– Reference Form – 2019

10. Officers’ Notes

Regarding the IFRS 15, we performed a study on the recognition of income from contracts with clients and have concluded that that were an impact on the Organization.

In 2017 there were no significant changes in the accounting practices in IFRS. The small changes that occurred in these periods had no significant effects on the accounting practices of Bradesco.

Standards, changes and interpretations of applicable standards in future periods

•        Conceptual Framework – The Conceptual Framework for Financial Reporting describes the purpose and concepts of general purpose financial reporting. Among the changes in definitions contained in this document, the new definition of assets and liabilities stands out, being active, “a present economic resource controlled by the entity as a result of past events” and a liability, a present obligation of the entity to transfer an economic resource as a result of past events. The new Conceptual Framework comes into effect for annual periods beginning on or after January 1, 2020. An analysis of the new Conceptual Framework has been carried out and no material impacts have been identified on the Organization.

•        IFRS 17 – Insurance Contracts: It establishes the principles for the recognition, measurement, presentation and disclosure of insurance contracts within the scope of the Standard. The aim of IFRS 17 is to ensure that an entity provides relevant information that faithfully represents those contracts. The general model of IFRS 17 requires insurers and reinsurers to measure their insurance contracts, at the initial moment, by the estimated total cash flow value, adjusted by the cash value at the time and by the explicit risk related to the non-financial risk, in addition to the contractual margin of the service. This estimated value is then remeasured at each base date. The unrealized income (corresponding to the contractual margin of the service) is recognized during the term of coverage contracted. In the part of this general model, IFRS 17 provisions, as a form of simplifying the process, the premium allocation approach. This simplified model is applicable to certain insurance contracts, including those with coverage of up to one year. This information provides a basis for users of financial statements to assess the effect that insurance contracts have on the financial position, financial performance and cash flows of the Company. IFRS 17 shall enter into force for annual periods beginning on or after January 1, 2022. The Company is in the process of evaluating the new standard, still in the phase of diagnosis.

Additionally, here are some comments on the relevant adjustments to accounting practices used by Bradesco in BR GAAP (Cosif) compared to the standards of the IASB (IFRS):

1)     Business combinations

In BR GAAP, there is no specific statement that addresses business combinations for financial institutions. Only the assets and liabilities recorded in the opening balance sheet of the entity are recognized by the buying entity and the goodwill or negative goodwill recorded on acquisitions corresponds to the difference between the amount paid by the buying entity and the carrying amount of the assets and liabilities recorded in the acquired entity. Shares or debts issued, as a method of payment in acquiring entities, are recorded by their emission values as of the date of the business combination. The goodwill arising from business combinations is depreciated by up to 20 years, as well as tested annually for the purposes of determining its recoverable value, according to CPC 01 – Impairment of Assets, which was approved by the Central Bank of Brazil.

For acquisitions that occurred after September 1, 2008, the Organization recognized, for IFRS purposes, the identifiable assets and liabilities arising from business combinations at fair value. Shares issued by the Organization in business combinations are recognized at fair value on the date of transfer of control. Other assets delivered as a method of payment were also measured at fair value. The goodwill recognized in the business combination is tested annually for the purpose of the determination of its recoverable amount, as required by IAS 36 – Impairment.

2)     Classification of financial assets

In BR GAAP only the securities are classified in categories and these are determined according to the intention of the Management and financial capacity of the Organization.

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10. Officers’ Notes

For purposes of the IFRS, all of the financial assets are classified in categories and these are based both on the business model for the management of these assets, and on the characteristics of their contractual cash flows.

3)     Adjustment to fair value of financial assets – equity securities

In BR GAAP, certain investments in the shares of companies in which the Organization has no influence in the Management were classified in the permanent assets, to the historical cost of acquisition.

For IFRS purposes, due to the lack of influence in the Management, these shareholdings were designated in the business model “fair value through other comprehensive income” and evaluated at fair value, with the corresponding gain or loss recognized in a reserve account in the shareholders’ equity that is entitled “Other Comprehensive Income,” net tax effects.

4)     Deferral of financial service fees and direct costs

In BR GAAP, the Organization recognizes in the result, at the time of origination, the fee that was charged for financial services and the portion of the direct costs related to certain financial assets, mainly loans and advances to customers. Direct costs, related to commissions paid to retailers and resellers, are recorded in the caption “Other assets – Prepaid expenses” and recognized in the result for the term of their contracts.

For IFRS purposes, the rates of financial services, as well as the direct costs that related to the origination of these financial assets are deferred and recognized as an adjustment to the effective interest rate. Direct costs related to commissions paid to retailers and resellers are part of the effective interest rate and are recorded in the accounts of loans and advances to customers.

5)     Impairment loss of loans and advances to customers

In BR GAAP, the provision for doubtful accounts is established on the basis of the analysis of risks of the realization of loan operations, in an amount considered sufficient to cover possible losses, according to requirements established by the CMN Resolution No. 2,682/99, which consider certain regulatory parameters.

For IFRS purposes, the provision for losses on credit is composed considering the expected loss, in accordance with IFRS 9.

6)     Income tax and social contribution deferred on IFRS adjustments

Income tax and social contribution deferred were accounted on the differences calculated between the income by the BR GAAP standard and the IFRS standard.

7)     Complementary reserve for coverage

SUSEP’s Circular No. 543/16 allows the use of the mark-to-market effects of assets given in guarantee classified as held to maturity (assets that are used as the base of calculation of the financial surplus) to be part of the amount necessary to complement technical provisions, as calculated in the Liability Adequacy Test (TAP). This event does not occur for IFRS 4.

c) caveats and emphasis present in the auditor’s report

There were no caveats and no emphasis in the independent auditors’ report.

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10. Officers’ Notes

10.5 – Critical accounting Policies

Officers must indicate and comment on the critical accounting policies that are adopted by the issuer, exploring, in particular, accounting estimates made by the Management on relevant and uncertain issues to describe the financial outcome and results, requiring subjective or complex judgments, such as: provisions, contingencies, revenue recognition, tax credits, long-term assets, useful life of non-current assets, pension plans, foreign currency translation adjustments, environmental recovery costs, testing criteria for asset recovery and financial instruments.

Use of estimates

We have adopted estimates and premises that can affect the reported value of assets and liabilities in the following fiscal year. All estimates and assumptions required in conformity with IFRS are best estimates undertaken in accordance with the applicable standard. Such estimates and judgments are continually valued and based on our historical experience and a number of other factors including future event expectations, regarded as reasonable, under the current circumstances.

The estimates and assumptions that have a significant risk and might have a relevant impact on the amounts of assets and liabilities within the next fiscal year. Actual results may differ from those based on estimates and assumptions.

The main accounting estimates and assumptions adopted are highlighted below:

Expected credit loss

The measurement of the provision for losses on loans expected for financial assets measured at amortized cost and VJORA requires the use of complex models and assumptions about future economic conditions and loan behavior.

Several significant judgments are also required to apply the accounting requirements for the measurement of the credit loss expected, such as:

•        Determine the criteria for the significant increase of credit risk;

•        Select suitable quantitative models and assumptions for the measurement of expected credit loss;

•        Establish different prospective scenarios and assumptions;

•        Group similar financial assets for purposes of measuring the expected credit loss; and

•        Define the expected time frame of exposure to credit risk for instruments without the contractual maturity defined.

The process of determining the level of impairment of expected credit loss requires estimates and the use of judgment. Actual losses in the period, as shown in subsequent periods, may differ from initial calculations that are based on current estimates and assumptions.

Fair value of financial instruments

The financial instruments recorded at fair value in our consolidated financial statements consist mainly of financial assets measured at fair value through profit or loss (VJR), including derivatives and financial assets measured at fair value through other comprehensive income (VJORA). The fair value of a financial instrument corresponds to the price that would be received for the sale of an asset or that would be paid for the transfer of a liability in a transaction not enforced among market participants on the date of measurement.

These financial instruments are categorized in a hierarchy which is based on the lowest level of information, and significant to the fair value measurement. For instruments classified as Level 3, we have to use a significant amount of our own judgment to arrive at fair market value metrics. We base our decisions on our knowledge and on the observations of relevant markets for the individual assets and liabilities and these judgments may vary based on market conditions. When applying our judgment, we analyze a series of prices and the volumes of transactions of third parties to understand and assess the extent of the available market references and judgment required in modeling processes or with third parties. Based on these factors, we determined whether fair values are observable in active markets or if markets are inactive.

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10. Officers’ Notes

The imprecision of the estimate of unobservable market information can impact the revenue value or the loss that is recorded for a given position. Furthermore, although we believe that our assessment methods are appropriate and consistent with those of other market participants, the use of methodologies or different assumptions to determine the fair value of certain financial instruments can result in an estimate of the fair value that is different on the date of disclosure.

Impairment of intangible assets and goodwill

At least once a year, we determine whether the carrying value of intangible assets and goodwill (includes goodwill identified in the acquisition of associates) has been impaired or not. The first step in the process is identifying the independent cash generating units and their allocations of goodwill. A unit’s carrying amount, including allocated goodwill, is then compared to its value in use to see whether there is impairment. If a cash-generating unit’s value in use is less than its carrying amount, goodwill is impaired. Detailed calculations, to reflect changes in the market in which a business operates, may be required (e.g. competition and regulatory change). Calculations are based on discounted cash flows before tax at an interest rate that is adjusted by appropriate risk for the operational unit; in both cases determining these values requires the use of judgment. Although predictions are compared to current performance and external economic data, expected cash flows reflect our outlook for future performance.

Taxes on profits

The determination of our income tax liability (including social contribution) is a complex task that is related to analysis of our deferred tax assets and liabilities and payable income tax. In general, our assessment requires us to estimate the future amounts of current and deferred income tax. Our assessment of the possibility of realizing deferred tax is subjective and involves assessments and assumptions that are inherently uncertain. Support for our assessments and assumptions may change over time because of unanticipated events or circumstances that affect the determination of our tax liability.

Significant judgment is required, to determine whether an income tax position will be sustained upon examination, even after the outcome of any administrative or judicial proceeding based on the technical merits. Judgment is also required to determine the value of a benefit which is eligible for recognition in our consolidated financial statements.

Additionally, we monitor the interpretation of tax legislation and decisions made by tax authorities and courts, in order to adjust any previous judgment as to accrued income tax. These adjustments may also arise from our income tax planning and/or the settlement of income tax disputes, and may be significant for our operating income in any given period.

Technical provisions from insurance

Our insurance technical provisions (reserves) are liabilities for amounts that we estimate will be due at a future date to our policyholders. Expectations of loss ratio, mortality, longevity, length of stay and interest rate are used. These assumptions are based on our experience and are periodically reviewed against industry standards to ensure actuarial credibility.

Contingent provisions

The provisions are regularly reviewed, and formed, whenever the loss is considered probable, taking into account the opinion of the legal advisors, the nature of the lawsuits, the similarity with previous cases, the complexity and the pronouncements of Courts.

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10. Officers’ Notes

10.6 – Relevant Items not evidenced in the financial statements

Officers must describe the relevant items not evidenced in the financial statements of the issuer, indicating:

a)     assets and liabilities held by the issuer, either directly or indirectly, that do not appear in the statement of its financial position (off-balance sheet items), such as:

i)   rentals market, operating assets and liabilities;

There are no relevant items that are not evidenced in the financial statements.

ii) written-off receivables portfolios over which the entity keeps risks and responsibilities, indicating respective liabilities;

There are no relevant items that are not evidenced in the financial statements.

iii) future contracts for purchase and sale of products or services;

There are no relevant items that are not evidenced in the financial statements.

iv) construction contracts not terminated;

There are no relevant items that are not evidenced in the financial statements.

v) future contracts future receipts of financing contracts;

There are no relevant items that are not evidenced in the financial statements.

b)     other items not evidenced in the financial statements

There are no relevant items that are not evidenced in the financial statements. The assets and liabilities held by the issuer, either directly or indirectly, considered as an off-balance sheet, are evidenced in explanatory note No. 40 (items not recorded on the balance sheet), which is part of the Company’s financial statements.

			R$ million
	2019	2018	2017
Commitments to extend credit (1)	248,456	228,113	203,928
Financial guarantees (2)	78,231	72,871	78,867
Letters of credit for imports	1,411	362	294
Total	328,098	301,346	283,089
(1) Includes credit card, personal credit, real estate financing, guaranteed account, and overdraw limits to be cleared; and
(2) Refers to the provided guarantees, which are mostly carried out with Corporate clients.

The contracts are subject to the same credit evaluations as in other loan operations. Standby letters of credit are issued, primarily to endorse public and private debt issue agreements including commercial paper, securities financing and similar transactions. The standby letters of credit are subject to customer credit evaluation by the Management.

The financial guarantees are conditional commitments of loans which are issued to guarantee the performance of a client before a third party. According to these guarantees, generally, we have the right of recourse against the client to recover any paid amounts. In addition to this, we retain resources in cash or other guarantees of high liquidity to ensure these commitments.

The letters of credit are undertakings which are issued to guarantee the performance of a customer to a third party. We issue business letters of credit to enable foreign trade transactions. These instruments are short-term commitments to pay the beneficiary of a third party under certain contractual conditions for the shipment of products. The contracts are subject to the same credit assessments applied in other credit concessions.

      175– Reference Form – 2019

10. Officers’ Notes

10.7 – Comments on other items not evidenced in the financial statements

For each of the items that are not evidenced in the financial statements listed in item 10.6, officers must comment on:

a)     how such items are likely to alter or change the income, expenses, operating results, financial expenses or other items of the financial statements of the issuer

As described in item 10.6, we inform that, with regard to the guarantees provided and the letters of credit for importation, the issuer receives a rate or a commission on the operation that sensitizes the revenue and consequently the operational income. If a problem occurs relating to a client’s capacity to make a payment, there may be the need for the constitution of provisions. Now, regarding the commitments of credit values to be released, there will only be an impact on the lines of income, if clients use these lines of credit.

b)     nature and purpose of the operation

Information disclosed in item 10.6.

c)     nature and amount of the obligations assumed and rights generated in favor of the issuer as a result of the operation

Information disclosed in item 10.6.

10.8 – Business plan

Officers must indicate and comment the main elements of the issuer’s business plan, exploring specifically the following topics:

a)       investments, including: i) quantitative and qualitative description of ongoing investments and foreseen investments; ii) sources of finance for investments; iii) relevant ongoing divestments and divestments planned;

As a necessary condition for the continued growth, we are investing in Information Technology (IT), and as a source of funding, we use our own working capital, which is represented by the shareholders’ equity.

The following table shows the total amount invested over the last three years, including infrastructure (facilities, furniture and fixtures):

			R$ million
	2019	2018	2017
Information Technology (IT)	6,242	6,088	6,037

b)     provided that it is already disclosed, indicate the purchase of plants, equipment, patents or other assets to materially influence the productive capacity of the issuer

No disclosure of the purchase of plants, equipment, patents or other assets to influence materially our productive capacity.

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10. Officers’ Notes

c)     new products and services, indicating: i) a description of the research in progress that is already disclosed; ii) the total amounts spent by the issuer on research to develop new products or services; iii) developing projects that are already disclosed; iv) the total amounts spent by the issuer in the development of new products or services

We do not have new products and relevant departments, individually.

10.9 – Other factors with relevant influence

Comment on any other factors that influenced operational performance in a relevant way, and those which have not been identified or discussed in the remaining items in this section:

In item 3.3 of this Reference Form, we comment on the crisis caused by Covid-19, the main items on our balance sheet with potential impact, and other factors that may significantly influence the performance of our operations.

      177– Reference Form – 2019

11. Projections

11. Projections

11.1 – Disclosed projections and assumptions

According to the Material Fact released on April 30, 2020, given the uncertainties caused by the COVID-19 pandemic, which changed the scenario and reduced the predictability of business performance at this time, the Management decided to suspend the projections we disclose to the market (“Guidance”) for the year 2020.

As soon as we have a scenario that allows more predictability, Bradesco’s Management will evaluate the resumption of the projection disclosure to the Market.

11.2 – Monitoring and changes to the disclosed projections

The projections and estimates used in this item have been prepared in accordance with accounting practices adopted in Brazil, which are applicable to institutions that are authorized to operate by the Central Bank of Brazil.

a)     Changes or replacement of projections

As mentioned in item 11.1 of this Reference Form, in view of the uncertainties caused by the COVID-19 pandemic, which changed the scenario and reduced the predictability of business performance at this time, Bradesco’s Management decided to suspend the projections we disclose to the market (“Guidance”) for the year 2020.

b)     Projections concerning past periods – Forecast x Realized

In accordance with the CVM Instruction No. 480/09, for this item, it has been established that, with regard to projections concerning past periods, comparisons between the projected data and those realized are to be disclosed. Below are the projected and realized data relating to the fiscal years of 2019, 2018 and 2017.

Projections for 2019

Indicators	Observed	Estimated
Expanded Loan Portfolio	13.8%	9% to 13%
Net Interest Income	5.4%	4% to 8%
Fee and Commission Income	3.0%	3% to 7%
Operational Expenses (Personnel and Administrative Expenses)	7.2%	0% to 4%
Income from Insurance, Pension and Capitalization Bond Operations (It includes the financial income of the operation)	12.7%	5% to 9%
Expanded ALL	R$14.4 bi	R$11.5 bi to R$14.5 bi

Reasons for deviations in the projections:

        Operational Expenses – The main variations occurred due to the anticipation of contracts and services with major suppliers, generating future savings and the Extraordinary Performance Program, which covers the service network teams, not provided for in the projections.

      178– Reference Form – 2019

11. Projections

Projections for 2018

Indicators	Observed	Estimated
Expanded Loan Portfolio	7.8%	3% to 7%
Net Interest Income	-0.3%	-4% to 0%
Fee and Commission Income	5.2%	4% to 8%
Operational Expenses (Personnel and Administrative Expenses)	1.7%	-2% to 2%
Insurance Premiums	-4.9%	2% to 6%
ALL Expenses (Includes the income from credit recovery)	R$14.5 bi	R$13 bi to R$16 bi

Reasons for deviations in the projections:

        Insurance Premiums – The insurance group’s turnover was impacted by the sales behavior of the VGBL product in the insurance market. This product represents 33% of the revenues of Grupo Bradesco Seguros, which substantially resulted in the non-achievement of the projections. If we disregard this atypical and conjunctural behavior, the growth of the insurance group’s revenues in 2018 would be 2.3% and would be included in the projections.

Projections for 2017

Indicators	Observed		Estimated
	Disclosed	Pro-Forma (1)	Disclosed	Pro-Forma (1)
Expanded Loan Portfolio	-4.3%	-4.3%	-5% to -1%	-5% to -1%
Net Interest Income	-0.5%	-6.4%	2% to 6%	-5% to -1%
Fee and Commission Income	9.9%	4.2%	8% to 12%	2% to 6%
Operational Expenses (Personnel and Administrative Expenses)	7.8%	-2.9%	7% to 11%	-4 to 0%
Insurance Premiums	6.8%	4.6%	6% to 10%	4% to 8%
ALL Expenses (Includes the income from credit recovery)	R$18.3 bi		R$18.0 bi to R$21.0 bi
ALL Expenses + Impairment of Financial Assets (Includes the income from credit recovery)	R$21 bi		Not included

(1)     Includes the incorporation of HSBC Brasil during the entire period of analysis.

Reasons for deviations in the projections:

• Net Interest Income – the variation was basically due to the impact of decreased of volume and effect of “interest.”

c)     Projections relating to ongoing periods

As mentioned in item 11.1 of this Reference Form, in view of the uncertainties caused by the COVID-19 pandemic, which changed the scenario and reduced the predictability of business performance at this time, Bradesco’ Management decided to suspend the projections we disclose to the market (“Guidance”) for the year 2020.

      179– Reference Form – 2019

12. Shareholders’ meeting and management

12. Shareholders’ meeting and management

12.1 Description of the administrative structure

We are managed by a Board of Directors and a Board of Executive Officers. The Board of Directors establishes our corporate strategy and policies and supervises and monitors the Statutory Board of Executive Officers. In turn, the Statutory Board of Executive Officers implements the strategy and policies set by the Board of Directors and is responsible for our day-to-day management.

According to the Bylaws:

- The Board of Directors is comprised of six (6) to eleven (11) members who are elected by the Shareholders’ Meeting, who may be reelected. Currently, our Board of Directors is composed of ten (10) members, of which two (2) are independent, all of whom elected by the Annual Shareholders’ Meeting, held on March 10, 2020;

- The Company’s Board of Executive Officers is elected by the Board of Directors, and will be composed of eighty-three (83) to one hundred and eight (108) members, distributed, at the Board’s discretion, as follows: i) seventeen (17) to twenty-seven (27) Executive Officers, with one (1) Chief Executive Officer and sixteen (16) to twenty-six (26) Officers that are distributed among the positions of Executive Vice-President, Managing Officer and Deputy Officer; and ii) sixty-six (66) to eighty-one (81) Officers, which are distributed among the positions of Department Officer, Officer and Regional Officer;

- Bradesco’s administrative structure also has two statutory committees (Audit and Remuneration Committees).

a)               responsibilities of the Board of Directors and bodies and permanent committees, which report to the Board of Directors:

1)     Board of Directors:

-          to establish the strategic guidance of the Company, within the best practices of corporate governance, to protect and maximize the shareholders’ return on investment;

-          to review, on an annual basis, the system of corporate governance of the Company;

-          to approve the annual budgets, the investment plans and the new programs for the expansion of the Company;

-          to ensure that the social affairs are conducted with probity, so as to preserve the good name of the Company;

-          to elect and/or destitute the Board of Executive Officers;

-          to evaluate the performance and management of the CEO, in the exercise of his/her mandate;

-          to examine, at any time, the ledgers and securities of the Bank and Subsidiaries, requesting information about the acts practiced, contracts signed or to be signed or any other matter that is of their interest;

-          to convene a Shareholders’ Meeting whenever they deem necessary, observing the provisions in the current legislation;

-          to comment on the Management Report and the accounts of the Board of Executive Officers and deliberate on the financial statements;

-          to evaluate and decide upon the recommendation of the Audit Committee concerning the entities to be contracted for the rendering of independent audit services for the assurance of the financial statements, as well as for the actuarial audit services, in addition to their compensations and substitutions;

-          to be diligent so that the Board of Executive Officers is always apt to exercise its duties with competence, transparency and respect to the strictest ethical principles;

-          to name, among its members, a substitute for the Vice-President, in case of vacancy of the role, and of any other Board members, in cases of temporary or permanent leave, if necessary;

-          whenever possible, to preserve administrative continuity, aiming for the stability, prosperity and security of the Company;

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12. Shareholders’ meeting and management

-          to authorize the acquisition, divestiture and encumbrance of goods belonging to the Fixed Assets and shareholding of non-permanent character of the Company and of its direct and indirect subsidiaries, when worth more than one percent (1%) of their respective Shareholders’ Equity;

-          to make decisions on trading with shares that are issued by the company itself, including the trade with options of sale or purchase involving shares issued by the Company, for cancellation or temporary permanence in treasury and later disposal;

-          to authorize the contracting of foreign loans;

-          to authorize donations, contributions and assistance;

-          to make decision on payment of dividends and/or interest on own capital proposed by the Board of Executive Officers;

-          to submit to the Shareholders’ Meeting the proposals that aim to increase or reduce share capital, grouping or the unfolding of actions, mergers, incorporations, or spin-offs and statutory reforms of the Company;

-          to manifest themselves in relation to any public offer having as object shares or securities that can be converted or exchanged for shares of the Company, which shall contain, among other information, the opinion of the Management about the possible acceptance of the public offer and of the economic value of the Company;

-          to manifest themselves on corporate events which may give rise to a change of control, determining if they ensure fair and equitable treatment to shareholders of the Company;

-          to make decision on associations that involve the company or its subsidiaries, including on the participation in shareholders’ agreements;

-          to approve the application of resources from fiscal incentives;

-          to bring subjects of interest to the Company chosen at their own discretion into its sphere of deliberation and to decide on the omitted cases;

-          limited to the annual global amount approved by the Shareholders’ Meeting, to perform the distribution of remuneration and social security funding to the Managers;

-          to establish the compensation of the Members of the Audit and Ombudsman Committee; and

-          to authorize, where it considers necessary, the individual representation of the Company, for a certain period, by a member of the Board of Executive Officers or by an attorney, where their authorization shall indicate the acts that may be executed.

The Board of Directors may assign special duties to the Board of Executive Officers or any of its members.

The Board of Directors must always be ready to be implemented a previously designed plan for the succession of the Chief Executive and those engaged in top positions at the Organization when necessary.

The Board of Directors shall meet regularly six (6) times per year for the assessment of the results established quarterly, as well as to address budgetary and sustainability issues.

2)     Committees:

a) Statutory Committees (Reports to the Board of Directors):

Audit Committee:

Pursuant to our Bylaws and to Central Bank of Brazil regulations since April 2004, we established the Audit Committee, comprised of three to five members, one of which is appointed coordinator, all of them appointed and subject to replacement by the Board of Directors. Appointments to our Audit Committee are for a term of two years. The former members of the Audit Committee may only rejoin the body after at least three years have passed since the last permitted reappointment. Up to one third of the Audit Committee’s members may be re-elected for a single consecutive term, waiving this period.

The Audit Committee shall recommend and advise the Board of Directors in its tasks that relate to the monitoring of the accounting practices that are adopted in the preparation of the financial statements of the Company and its subsidiaries, and in the indication of the independent audit.

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12. Shareholders’ meeting and management

The Committee’s duties are:

-      to establish operational rules for their operation;

-      to recommend to the Board of Directors the entities that are to be hired, in order to provide independent audit services to ensure the financial statements, as well as the actuarial audit services, in the case of Grupo Bradesco Seguros, in addition to its compensations and replacements;

-      to previously analyze and authorize the hiring, in exceptional cases, of our independent auditor for services other than auditing financial statements, from the point of view of compliance with rules on independent status;

-      to review, prior to the disclosure to the market, the financial statements, including any notes, reports of the management and the independent auditor’s reports;

-      to establish and publish procedures for the reception and processing of information that regards the noncompliance with legal and regulatory devices applicable to the Company, as well as internal regulations and codes, including the prediction of specific procedures for the protection of the provider of information and its confidentiality;

-      to assess the effectiveness of internal and independent audits, including with regard to the verification of compliance with legal and regulatory devices applicable to the Company, as well as internal codes and regulations;

-      to meet, at least, quarterly, with the Company’s Board of Executive Officers and internal and independent audits;

-      to assess the compliance by the Company’s Board of Executive Officers, with the recommendations made by the independent or internal auditors, as well as recommending to the Board of Directors the resolution of any possible conflicts between the external auditors and the Board of Executive Officers;

-      to recommend, to the Company’s Board of Executive Officers, the correction or improvement of policies, practices and procedures that are identified in the framework of its powers;

-      to verify, in the event of meetings, the compliance with their recommendations and/or the clarifications of their inquiries, including with regard to the planning of their audit work, formalizing in Minutes the contents of such meetings;

-      to approve the instruments under management of the Internal Audit, such as the Charter, Work Plan and Annual Report, for later submission to the Board of Directors;

-      to meet with the Fiscal Council and Board of Directors, at their request or of the Audit Committee itself due to a material fact, to discuss the policies, practices and procedures identified in the framework of their respective competences; and

-      to interact with the Risk Committee to exchange information related to the structure of risk governance and for the effective treatment of risks to which the institution is exposed.

Remuneration Committee:

The Remuneration Committee shall advise the Board of Directors in the conduct of the Management’ remuneration policy in accordance to the Policies and Internal Standards to rule on the matter, besides the applicable laws and regulations:

The Committee’s duties are:

-      to elaborate the “Remuneration Policy of the Bradesco Organization’s Management” (“Policy”), as well as supervise the implementation and operationalization of internal rules for its due fulfillment, submitting them to approval by the Board of Directors;

-      to annually review the Policy and internal rules, or when necessary, to propose to the Board of Directors, any adjustments or improvements where applicable;

-      to propose to the Board of Directors the overall compensation amount (composed of monthly fee and variable compensation) that is to be distributed to the Management of each company of the Bradesco Organization, in accordance with the internal rules adopted by the Board of Directors.

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12. Shareholders’ meeting and management

In order to establish the global compensation amount (Monthly Salary and Variable Compensation), and other possible impacts that may occur in the “Remuneration Policy of the Bradesco Organization’s Management,” the Remuneration Committee shall note the following aspects:

-      size and income of the company compared to its competitors;

-      domestic and foreign economic situation, taking into account past, present, and future scenarios;

-      internal and external factors that may affect the Organization’s business (current and potential risks);

-      comparative analyses of market practices with similar characteristics.

-      to propose to the Board of Directors the payment of variable compensation to the Management of each company of the Bradesco Organization, which is limited to the total amount approved in accordance with the internal rules adopted by the Board of Directors;

-      to register the amounts proposed in the Committee Meeting Minutes;

-      to ensure that the practice of remuneration is related to objectives that seek to add value to the Organization, and is not encouraging behavior that increases the risk of exposure above the levels deemed prudent in the strategies of the short-, medium- and long-term;

-      to approve the “Remuneration Committee Report,” prepared by the Advisory Unit, as set forth in Article 15 of Central Bank of Brazil’s Resolution No. 3,921; and

-      to observe the other requirements set out in the current legislation.

The Committee may also, at the request of the Board of Directors, where appropriate, evaluate and propose the remuneration of members of other statutory bodies as well as hire specialized professional services, when it deems it convenient.

b) Non-Statutory Committees (Reports to the Board of Directors):

Integrated Risk Management and Capital Allocation Committee

It is up to this Committee to advise the Board of Directors on the performance of its attributes in the management and control of risks and of capital, which is here understood as the economic-financial consolidated, as well as to ensure within the Organization the support to the processes and compliance related to Corporate Security and the compliance of processes and procedures related to the prevention and fight against money laundering and funding of terrorism with the applicable laws and regulations.

Duties:

-      to assure the fulfillment of the policies and rules of Risk and Capital Management and Corporate Security and Internal Controls;

-      to assure the effectiveness of the risk management processes;

-      to approve the exposure limits by types of risks, according to the risk appetite set forth by the Board of Directors;

-      to review the compliance, income and planning reports of the independent template-validation work;

-      to validate and submit to the Board of Directors’ approval:

                                    I.          policies, structures, roles, responsibilities and procedures that are associated to the Risk Management described in the Risk Matrix of the Bradesco Organization, Internal Controls, Capital Management and Corporate Security;

                                   II.          proposals of risk appetite and exposure limits by type of risks and the management of capital;

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12. Shareholders’ meeting and management

                                 III.          the Recovery Plan and, in its eventual implementation, the adoption of provisioned strategies, as well as concluding the implementation;

                                 IV.          the results of the revisions, regarding policies and structures of risks and capital management, observing, at least, the frequency established in the regulation;

                                  V.          the review of the Charter of Bradesco Organization’s Executive Committees for Risk Monitoring and for Risk Management, as well as the Executive Committee of AML-TF/Sanctions and Information/Cyber Security, whenever necessary;

                                 VI.          to review and propose to the Board of Directors that this Charter is updated, whenever necessary;

                               VII.          the program of stress tests, their parameters, scenarios, assumptions, results (risks, capital and liquidity) and the management actions to mitigate the impacts; and

                             VIII.          the Internal Controls Report.

-      to inform the Board of Directors the risks control reports, the assessment of capital requirement and capital adequacy, as well as any substantial changes that relate to the adopted strategies and the status of business continuity plans, the resolved initiatives proposed by the Crisis Management Executive Group and the status of the crisis;

-      to review the reports issued by the Regulatory Agencies and Internal and External Audit with regard to deficiencies in internal controls and compliance as well as to monitor the respective actions of the areas involved;

-      to inform the Board of Directors on a regular basis about activities related to the Committee, providing an extensive and integrated view of risks and their impact on capital and liquidity;

-      to execute the Recovery Plan according to the decision of the Board of Directors and to evaluate the efficiency of the adopted strategies;

-      to ensure to the Central Bank of Brazil the timely communication in respect of the implementation (or not) of the Recovery Plan when reaching the critical level of the indicators and/or the materialization of the stress situation.

-      to share, with the Risk Committee, the matters that may subsidize their analyses;

-      to report the authoritative structure decided upon under the auspice of this Committee to the Board of Directors;

-      to deliberate over the Action plans that will mitigate/address very high Residual Risks and/or residual risks with high level with an action plan greater than 12 months or without a plan, in accordance with the risk matrix;

-      to approve the competencies related to the collection flow for consignment loan transfers delays;

-      to decide on, as well as make the Board of Directors aware of, cases involving delays in transfer of consignment loans, according to the established competencies;

-      to evaluate and decide on the actions proposed by the Crisis Management Executive Group;

-      to assess the effectiveness of activities carried out by the Crisis Management Executive Group;

-      to evaluate the effectiveness and compliance of Bradesco Organization’s Internal Control system;

-      to evaluate and deliberate on the business model adopted in order not to compromise the viability of the institution in relation to the capital, liquidity and other relevant risks; and

-      to delegate responsibility to the Commission involved in the process of Assessment of Outstanding Regulatory Issues and External Audit and acknowledge pending regulatory issues.

In support of this committee, there is the Executive Committee for Capital Management and the Executive Committees for Risk Management: a) of Credit, b) of Market and Liquidity, c) Operational and Socio-environmental; and d) of the Grupo Bradesco Seguros and BSP Empreendimentos Imobiliários. There are also the Executive Committee for Products and Services and the Executive Committees for the business units, whose tasks include suggesting limits for exposure to their related risks and devising mitigation plans to be submitted to the Integrated Risk Management and Capital Allocation Committee and the Board of Directors.

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12. Shareholders’ meeting and management

Risk Committee

It is up to the Risk Committee to advise the Board of Directors of Banco Bradesco S.A. in the performance of its duties related to risk and capital management.

Its duties are the following:

-      to assess the risk appetite levels set out in the Risk Appetite Statement (RAS) and the strategies for its management, taking risks into account individually and in an integrated manner;

-      to supervise the activities and performance of the Chief Risk Officer (CRO);

-      to supervise compliance, by the institution’s Board of Executive Officers, with the terms of the RAS;

-      to evaluate the level of adherence of the processes of the risk management structure to the established policies;

-      to propose, at least annually, recommendations to the Board of Directors on policies, strategies, and the limits of risk and capital management, stress test program, business continuity policy, liquidity and capital contingency plans, and capital plan;

-      to report, at least quarterly and through meetings, the Board of Directors on the Committee’s activities;

-      to share with the Audit Committee any matters that may support the analyses and preparation of the Audit Committee Report;

-      to propose to the Board of Directors amendments to this statute, when necessary; and

-      to keep records of its deliberations and decisions.

The risk and capital management is carried out by means of collective decision-making and this process has the participation of the Board of Directors, the Internal Audit and specific committees, in addition to the Risk and Integrated Risk Management and Capital Allocation Committees. These committees, described in item 5.1.b. in this Form Reference, are stated below:

•       Audit Committee;

•       Integrity and Ethical Conduct Committee;

•       Executive Committee for Disclosure;

•       Executive Committee Risk Monitoring;

•       Executive Committee Risk Management;

•       Executive Committee for Anti-money Laundering and Financing of Terrorism (AML-TF)/Sanctions and Information Security/Cyber;

•       Executive Committee for Risk Management of Grupo Bradesco Seguros and BSP Empreendimentos Imobiliários;

•       Executive Committee for Products and Services;

•       Executive Committee for Collection and Credit Recovery;

•       Executive Committee for Credit;

•       Treasury Executive Committee for the Assets and Liabilities Management;

•       Treasury Executive Committee; and

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12. Shareholders’ meeting and management

•       Executive Committee for Strategic Planning.

3)           Internal Audit

The purpose of the General Inspectorate Department (Internal Audit), which lies directly under the Board of Directors, is to assess the Bradesco Organization’s proceedings, in an independent manner, in order to contribute to the mitigation of risks, the adequacy and effectiveness of Internal Controls, in adherence to the Policies, Rules, Standards, Procedures, as well as the Internal and External Regulations.

The Audit Process is based on internal procedures and International Standards for the professional exercise of the Internal Audit, emanating from The Institute of Internal Auditors (IIA) and also, by NBR ISO – Guidelines for Audits of the Quality and/or Environmental Management System. The Inspection process is done with its own methodology.

The Work Programs are based on the COSO (Committee of Sponsoring Organizations of the Treadway Commission), COBIT (Control Objectives for Information and Related Technology) models, ISO/IEC standard (Code of Practice for Information Security Management), NBR ISO (Environmental Management System), SA 8000 (Social Responsibility), PMBOK (Project Management Body of Knowledge) and Internal Standards of the Organization.

The regular Inspection and Audit work considers, in the scope of its examinations, the effectiveness and efficiency of the systems and processes of internal controls, risk management and corporate governance, taking into account current risks and potential future risks; the reliability, effectiveness and integrity of management information processes and systems; the compliance with the legal framework, to the infra-legal regulation, to the recommendations of regulatory entities; and the internal codes of conduct.

The Internal Audit follows the commitments made by the audited/inspected Areas, when the work is carried out, which remain in follow-up until its implementation/regularization or adoption of compensatory controls judged sufficient when it is impossible to adopt the required/committed improvements, economic infeasibility or time for development.

The General Inspectorate Service has existed since Bradesco’s first day of operation and, in 1970, was designated a Department by the Bank. In July 2014, it received the Certification of Quality Assessment, issued by the Institute of Internal Auditors of Brazil. The General Inspectorate has its own Internal Regulation, duly approved in the Special Meeting of the Board of Directors (RECA) No. 2,174, of February 17, 2014.

i.                 if they have their own internal rules, stating, if affirmative, the body responsible for the approval, the date of approval and, if the issuer discloses these regulations, the sites in the global network of computers on which these documents can be consulted:

Board of Directors:

Own internal rules, approved in the Special Meeting of the Board of Directors (RECA) No. 814, of December 19, 2001, and it is available on Bradesco’s Investor Relations website www.bradescori.com.br.

Audit Committee:

Own Charter, approved in the Special Meeting of the Board of Directors (RECA) No. 1,003, of April 30, 2004, and it is available on Bradesco’s Investor Relations website www.bradescori.com.br.

Remuneration Committee:

Own Charter, approved in the Special Meeting of the Board of Directors (RECA) No. 1,006, of May 17, 2004, and it is available on Bradesco’s Investor Relations website www.bradescori.com.br.

Integrated Risk Management and Capital Allocation Committee:

Own Charter, approved in the Special Meeting of the Board of Directors (RECA) No. 1,268, of December 27, 2007, and it is available on Bradesco’s Investor Relations website www.bradescori.com.br.

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12. Shareholders’ meeting and management

Risk Committee:

Own Charter, approved in the Special Meeting of the Board of Directors (RECA) No. 2,760, of August 21, 2017, and it is available on Bradesco’s Investor Relations website www.bradescori.com.br.

ii.               if the issuer has a statutory audit committee, stating, if affirmative, its main duties, form of operation and whether it meets the requirements of the regulations issued by the CVM on the subject:

Committee described in item 12.1.a.

iii.              the way the Board of Directors evaluates the work of the independent audit, indicating whether the issuer has a policy of hiring extra-audit services with the independent auditor, and informing the body responsible for the approval of the policy, the date of approval and, if the issuer discloses the policy, sites in the global network of computers on which the document can be consulted:

The Bank’s independent audit reports to the Board of Directors, by means of the Statutory Audit Committee of the Bradesco Organization.

The Audit Committee is the body responsible for recommending to the Board of Directors the entities to be contracted for the rendering of independent audit services to examine the financial statements, in addition to their salaries and replacements.

In the evaluation of the effectiveness of the independent audit, the Audit Committee shall also examine, in advance, the hiring of the independent auditor for the provision of other services that are not of audit of the financial statements, ensuring their independence and the observation of the existing legislation and Norms of the Profession, reporting to the Board of Directors, at least semiannually. This assignment of the Committee is formalized in the paragraph 1 of Article 4 of the regulation, which was approved by the Board of Directors and is publicly available on the Investor Relations website:

https://www.bradescori.com.br/siteBradescoRI/Uploads/ModArquivos/662/662_1_Regimento%20do%20Comit%c3%aa%20de%20Auditoria.pdf

As to the relationship of the independent audit with the Audit Committee, the matter is duly formalized in the Regulations of the aforementioned Committee, also publicly available at the aforementioned link, which is responsible for the following:

-      to recommend to the Board of Directors the entities to be contracted for the provision of independent audit services for the assurance of the financial statements, as well as for actuarial auditing services, in the case of the Grupo Bradesco Seguros, in addition to their compensations and replacements;

-      to review, prior to the disclosure to the Market, the financial statements, including the explanatory notes, management reports and opinion of the independent auditor;

-      to evaluate the effectiveness of independent and internal audits, including in relation to the verification of compliance with legal and normative devices applicable to the Company, besides internal regulations and codes;

-        to approve the instruments under the management of the Internal Audit, such as the Charter, Work Plan and the Annual Report, for subsequent submission to the Board of Directors;

-        to verify, at the time of its meetings, the fulfillment of its recommendations and/or clarifications to its inquiries, including with regard to the planning of the respective audit work, formalizing in Minutes, the contents of such meetings;

-      to assess the fulfilment, by the Board of Executive Officers of the Company, of the recommendations made by the independent or internal auditors, as well as recommending to the Board of Directors the resolution of any conflicts between the external auditors and the Board of Executive Officers;

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-      to establish and disclose procedures for receiving and handling any information of a failure to comply with applicable legal requirements or internal codes and regulations, including procedures to ensure the confidentiality and protection of any persons providing information regarding such failures;

-        to recommend to the Board of Directors of the Company the correction or improvement of policies, practices and procedures identified when performing their activities;

-        to establish the operational rules for its operation;

-        to meet with the Fiscal Council and Board of Directors, at their request or by the Audit Committee itself, due to a material fact, to discuss policies, practices and procedures identified within their respective competencies;

-        to meet at least quarterly with the Board of Executive Officers of the Company and independent and internal audits; and

-        to interact with the Risk Committee for the exchange of information regarding the risk governance structure and for the effective treatment of risks to which the institution is exposed.

Annually, the Audit Committee meets with the independent auditing firm to discuss the planning of the work for the period which, in the course of the year, presents its achievements and main conclusions to the Committee. The reporting to the Board of Directors is made both by its own independent auditors and the Committee by means of meetings held during the fiscal year.

b) regarding the members of the Statutory Board of Executive Officers, their duties and individual powers, indicating if the Board of Executive Officers has its own Charter, informing, if affirmative, the body responsible for the approval, the date of approval and, if the issuer discloses these regulations, and the sites in the global network of computers on which these documents can be consulted:

Officers undertake to manage and represent the Company, with the required power to force it into any acts and contracts of interest, and may compromise and waive rights and acquire, dispose of and encumber property, provided that, for values greater than 1% of the shareholders’ equity of the Company, the operation must be authorized by the Board of Directors.

The Board of Executive Officers has own Charter, approved in the Special Meeting of the Board of Directors (RECA) No. 2,712, of May 22, 2017, and it is available on Bradesco’s Investor Relations website: https://www.bradescori.com.br/siteBradescoRI/Uploads/ModArquivos/32/32_1_Regimento%20Diretoria_4.6.2018.pdf

In addition to the normal assignments given to them by law and by the Bylaws, it is specifically up to each member of the Board of Executive Officers:

-      to the Chief Executive Officer: (i) to coordinate the execution of the strategic planning outlined by the Board of Directors; (ii) to promote the distribution of responsibilities and of the areas the Executive Officers are responsible for; (iii) to supervise and coordinate, directly, the actions of the Vice-Presidents and, indirectly, of the other members of the Board of Executive Officers; and (iv) to chair meetings of the Board of Executive Officers;

-      to the Vice-Presidents: (i) to collaborate with the Chief Executive Officer in the performance of their duties; (ii) to replace, when appointed by the Board of Directors, the CEO in their absences or temporary impediment; and (iii) to supervise and coordinate, directly, the actions of the Managing Officers and, indirectly, of the other members of the Board of Executive Officers, in the scope of their reporting line;

-      to the Managing Officers: (i) to perform the tasks assigned to them, supervising and coordinating the actions of the officers that are in the scope of their reporting line;

-      to the Deputy Officers: (i) to perform the functions assigned to them, supervising and coordinating the actions of the officers that are in the scope of their reporting line;

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-      to the Department Officers: to conduct activities of the Departments to which they belong;

-      to the Officers: to perform the tasks assigned to them;

-      to the Regional Officers: to guide and supervise the Service Points under their jurisdiction and comply with the duties which they are assigned.

With the exceptions provided for expressly in the Bylaws, the Company is only obliged, by the joint signatures of at least two (2) Officers, and one of them being the Chief Executive Officer or Vice-President.

The Company may also be represented by at least one (1) Officer and one (1) attorney, or by at least two (2) attorneys, in conjunction, specifically constituted by two (2) Officers, as described in the previous paragraph, with the respective power of attorney mentioning their powers, the acts they can practice and their term.

The Company may still be represented separately by any member of the Board of Executive Officers or by an attorney with specific powers, in the following cases:

-      mandates with an “ad judicia” clause, in which the power of attorney may have an indeterminate period and be reinstated;

-      upon summoning or subpoenas;

-      participation in biddings;

-      in the Shareholders’ Meeting of companies or investment funds in which the company participates, as well as those of which it is a partner or affiliated entity;

-      before bodies and Government offices, provided that it doesn’t involve the assumption of responsibilities and/or obligations by the Company;

-      in court testimony; and

-      before the certifying entities to obtain digital certificates.

c) date of installation of the Fiscal Council, if this is not permanent, informing if they have their own internal rules, stating, if affirmative, the date of approval by the fiscal council and, if the issuer discloses these regulations, the sites in the global network of computers on which these documents can be consulted:

On March 10, 2015, the Fiscal Council became Permanent Body, with its own Charter, approved on the Annual Meeting of the Fiscal Council (ROCF) No. 10, of July 30, 2004, and it is available on Bradesco’s Investor Relations website:

https://www.bradescori.com.br/siteBradescoRI/Uploads/ModArquivos/24/24_1_Regimento%20atual%20-%20Site.pdf

d) mechanisms for the evaluation of the performance of the Board of Directors and each body or committee which reports to the board of directors, informing, if affirmative:

i) the frequency of the evaluation and its scope, indicating whether the assessment is made only in relation to the body or if it also includes the individual assessment of its members;

ii) the methodology adopted and the main criteria used in the evaluation;

iii) how the results of the evaluation shall be used by the issuer to improve the functioning of the body; and

iv) if the consulting services or external advice is hired.

Members of the Board of Directors:

The evaluation of the Chairman of the Board of Directors of the Organization, the CEO, the Board members and the Body itself, as a collegiate body, occurs annually and was established in 2006. In 2018, the process was reevaluated and started to be conducted by Bradesco’s controlling companies, based on criteria/indicators pre-established by them. These criteria refer to the corporate strategies, the review of business plans and policies and the supervision of the activities of the Board of Executive Officers.

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For the Board Members, individually, the indicators evaluated are:

•          Respect to the Bylaws;

•          Loyalty;

•          Confidentiality of Information;

•          Integrity;

•          Values and Objectives of the Company;

•          Duties;

•          Instruction;

•          Expertise;

•          Time Availability;

•          Motivation;

•          Responsibility;

•          Teamwork;

•          Corporate Governance;

•          Risk Management;

•          Conflict of Interest; and

•          Relationship with other Bodies of Management, Supervision and Advice.

And for the Body, as a collegiate body:

•          Diversity;

•          Mandate and maximum number of other boards;

•          Segregation of Duties;

•          Succession;

•          Duties;

•          Advisory Bodies;

•          Annual Calendar of Meetings;

•          Relations;

•          Sustainability; and

•          Risk Management and Compliance.

The controlling shareholders analyze the results of the evaluations, identifying the points for improvement of the body, as well as the actions to be implemented in order to submit the names of possible candidates for the election process. The Chief Executive Officer is also evaluated by the Board of Directors.

In addition to the evaluation for election and succession, quarterly, the evaluation takes place for the purposes of any payment of variable compensation to the managers. In 2019, both the Board of Directors and the Executive Officers’ assessment, for election or for payment of variable compensation, proved to be satisfactory.

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Based on the results of the evaluations, the controlling shareholders analyze the results of the evaluations, identifying the points for improvement of the body, as well as the actions to be implemented in order to submit the names of possible candidates for the election process.

Members of the Committees

Bradesco’s Committees which report to the Board of Directors are evaluated on the basis of the fulfillment of their tasks, which are established in the respective Regulations. Through periodic meetings on the subjects dealt with and information provided by the Board of Executive Officers and Committees, the Board of Directors assesses the performance of such bodies, in which minutes are taken and, if the performance is deemed insufficient, the Board will propose the reformulation of its structure, in order to achieve the desired performance.

The members of the statutory committees are periodically assessed by the Board of Directors through the following aspects:

•          the fulfillment of the tasks laid down in the rules of procedure of the Committee to which the member belongs;

•          time that the member makes available for the work of the Committee;

•          the commitment to the development of the work; and

•          frequency of meetings and effective participation therein.

The interaction between the Committees and the Board of Directors is intense in Bradesco. The number of committee sessions, as well as meetings with the Board and with different departments, denotes the good relationship between these bodies and the Board, as well as the Senior Management’s support for the development of the activities. Moreover, the presence of the Board of Directors and Board of Executive Officers members within the Committees further facilitates the relationship between the bodies, as well as their functioning, making the process of the evaluation of members of the Committees by the Board possible, through the observation of the development of their activities and of the other aspects mentioned above.

Annually, the Audit Committee formalizes the Self-Assessment of its members and approves the instruments with the Coordination. It contemplates the aspects related to the technical knowledge and performance of the Committee Members on the various relevant issues and Areas of the Bradesco Organization, namely:

•        Financial and Accounting Statements;

•        Loan Operations, Treasury / Investment Funds (Capital Market) and Insurance;

•        Risk Management and Internal Controls;

•        Compliance, Conduct and Ethics; and

•        Technical evaluation of Audits – Independent and Internal (scope, coverage and results).

Members of the Board of Executive Officers

The Chief Executive Officer and the other Executive Officers are evaluated by the Board of Directors and the mechanisms to assess the Chief Executive Officer’s performance is in line with the constant concern of the Company for the conduction of corporate strategies, such as:

Performance/Results

It is incumbent upon the Chief Executive Officer:

•      to undertake efforts to enhance the income growth of the Company;

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•      to be conscious of their responsibility and the challenges of the Company, having in-depth knowledge of the operations carried out;

•      to maintain unity and harmony in charge of the business;

•      to have experience in the managing of crises and in the identifying and managing of risks;

•      to refrain from any situations that propose a conflict of interest to the Company, since the established goals should align with the strategic parameters that are outlined by the Board of Directors and fit in the politics and corporate culture of the Organization, demonstrating a firm commitment to generating shareholder value and to the defense of their interests; and

•      to maintain constant concern for transparency, in order to allow for the use of safer and more efficient means so that access to the Company records is easy, quick and effective for customers, shareholders, and employees.

Performance of Shares/ADRs on Domestic Stock Markets and Abroad

The Chief Executive Officer must undertake the greatest efforts to search for the best results for our shareholders, translated, essentially, in appreciation of the roles within stock exchanges, in the payment of interest on own capital and dividends and fair treatment to all. The relationship should be based on the ethical principles of the Organization, in accordance with the applicable laws and regulations, as well as ensuring the protection of market information and ensuring the absolute confidentiality of that information which is not public knowledge. This is obtained by virtue of the job, and that could interfere with the quotation of the shares and influence the movement of the market and/or investment decisions.

Market Penetration Ability

The Chief Executive Officer must work actively in the formulation and conduct of his/her assignments, considering:

•  mechanisms to broaden the customer base and the volume of operations; and

•  market opportunities that will add value to the Company, including any possible acquisitions and implementations of operating agreements and partnerships.

Adopted Policies of Corporate Governance, Human Resources and Sustainability:

The Chief Executive Officer undertakes to:

•              ensure the sustainability of the Organization by incorporating social and environmental factors in the definition of its business and operations, seeking to create products for the scope of corporate sustainability;

•              keep up to date with the main demands of the market, socially and environmentally related;

•              search for the constant improvement of Corporate Governance practices;

•              follow topics that could cause a significant impact to the image of the Organization;

•              be guided by ethics in all of their relationships, such as those with shareholders, customers, investors, the Central Bank of Brazil and other Government Bodies; and

•              act fairly, in accordance with good labor principles, ensuring equal opportunities in recruitment, professional development, evaluation, remuneration and the discipline of Officers and other employees.

The evaluation of other members of the Board of Executive Officers, conducted by the Chief Executive Office, in as far as possible, should be based on the guidelines herein set forth and our organizational culture, in which the process of designating staff for other levels in the hierarchy depends on their showing outstanding merit in their field of work, considering factors such as competence, technical quality, interest and performance, and no event may be automatic or compulsory.

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Other Officers

The individual performance of the Management, as well as that of their corresponding areas, is accompanied by their respective superiors regarding the process of formal evaluation, and specific indicators are defined for the assessment of the areas and for individual assessment, following the requisites of CMN Resolution No. 3,921. These indicators are defined according to the Manager’s duties, in addition to considering the business oriented areas, areas of controls and other areas of support.

For the assessment of areas, the following groups of indicators are considered, as a minimum:

•        main activity actions: are indicators that suggest the goals and objectives of the main activities of the area;

•        actions focused on operational efficiency: are indicators that measure the operating efficiency, in order to maximize their results with a minimum use of resources;

•        actions directed to risk management: are corporate indicators that measure the exposure to risk and the internal controls, which are properly monitored by the responsible Area (Integrated Risk Control Department – DCIR);

•        actions directed to customer service: are indicators that assess the results/levels of satisfaction of internal and/or external customers; and

•        actions directed to environmental aspects: are indicators that assess the degree of compliance with the objectives of the area, regarding environmental aspects.

For individual assessment, the following indicators are considered, as a minimum:

•        quality of the products/services: aims to evaluate the quality standards of products/services offered/rendered according to the area of the evaluated Manager;

•        commitment to strategy: aims to evaluate if their performance reflected positively, with material contributions to the Strategic Planning in the period;

•        participation in collegiate decisions: aims to evaluate the active participation in meetings and the convened committees, with opinions that contributed to the submitted decisions;

•        leadership team: evaluates the team management process;

•        planning: assesses the ability to plan the activities of their area in the medium- and long-term; and

•        overview: evaluates, mainly, the Managers’ vision regarding future trends in order to meet the demands of the market.

The performance evaluations of Managers in the areas of internal control and risk management must be based on the achievement of the objectives of their own functions, and not specifically on the overall performance of the Organization. The Integrated Risk Control Department – DCIR, and the General Inspectorate Department – IGL are considered areas of internal control and risk management in the context of the Bradesco Organization, as well as the related areas of other companies within the Bradesco Organization.

Bradesco’s Human Resource Department will follow the process described above and will forward each Manager’s evaluation file to the Remuneration Committee, with the respective name and decision regarding the eligibility.

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12.2 – Rules, policies and practices relating to Shareholders’ Meetings

a)   summoning deadlines

Bradesco offers all documentation relating to Shareholders’ Meetings at least 30 days in advance. In 2020, the relevant documents for the Shareholders’ Meeting of March 10, 2020 were made available to the market on February 7, 2020.

b)   competencies

Shareholders’ Meetings convened and installed in accordance with the law and the Bylaws have the power to decide all of the business that is related to the object of the Company and to take the decisions it deems to be convenient to its defense and development. This subject is addressed in Chapter Eleven (Articles 121 to 137) of Law No. 6,404 of December 15, 1976.

Pursuant to Article 132 of Law No. 6,404/76, the Corporation must hold its Annual Shareholders’ Meeting in the four (4) months following the end of the fiscal year, to deal with the following matters:

I – to take the manager’s accounts, in order to examine, discuss and vote on the financial statements;

II – to decide on the allocation of the net income for the year and the distribution of dividends; and

III – to elect managers and members of the Fiscal Council.

For all other cases, such as the reform of the Bylaws, any deliberation about a transformation, merger, incorporation and spin-off of the Company, its dissolution and liquidation, electing and dismissing liquidators and judging their accounts, grouping and splitting of shares, a Special Shareholders’ Meeting shall be convened.

c)   addresses (physical or electronic) in which the Shareholders’ Meeting documents are available to the shareholders for analysis.

The documents pertaining to the Shareholders’ Meeting, such as Call Notices and Proposals of the Board of Directors, are placed at the disposal of shareholders at the Market Relations Department, at Núcleo Cidade de Deus, Prédio Vermelho, 3º andar, Vila Yara, Osasco, SP and on Bradesco’s Investor Relations websites (https://www.bradescori.com.br/siteBradescoRI/Paginas/governancacorporativa/143_assembleias-gerais.aspx), of B3 – Brazilian Exchange & OTC and of CVM.

d)   identification and management of conflicts of interest

As established by Law No. 6,404/76, the shareholder shall exercise the right to vote in the interest of the Company. Votes exercised for the purpose of causing damage to the Company or the other shareholders, or those exercised to obtain, for oneself or for others, an unjust advantage that results in, or that is likely to result in, damage to the Company or to other shareholders shall be considered abusive.

During the meeting, the shareholders who have conflicting interests with those of the Company in a given deliberation should report the fact immediately, and refrain from participating in the discussion or from voting on that item.

e)   request of proxies by Management for the exercise of voting rights

Bradesco’s Management does not request proxies for voting, and any representation at Shareholders’ Meetings is at the discretion of shareholders.

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f)    formalities necessary for the acceptance of proxies, authorized by shareholders, indicating if the issuer requires or waives the certification of signature, notarization, consularization and certified translation and if the issuer admits proxies electronically authorized by the shareholders

When the shareholder is represented by proxy, the regularity of proxy must be examined before the start of Shareholders’ Meetings, as well as the ownership of shares.

In order to expedite the process and to facilitate the work of the Meetings, the proof of ownership of the shares, the power of attorney and eventual voting declaration, at the shareholders’ discretion, should be submitted to the offices of the Company, preferably at least two (2) business days prior to the Shareholders’ Meeting, at Banco Bradesco S.A. – Secretaria Geral – Área Societária – Núcleo Cidade de Deus, Prédio Vermelho, 4º andar, Vila Yara, CEP 06029-900, Osasco, SP. A copy of the documentation may be sent to governancacorp@bradesco.com.br.

Before being sent to Bradesco, corporate and representation documents of legal entities and investment funds written in a foreign language must be translated into Portuguese. The said translations must be registered in the Titles and Documents Registry Office (a certified translation is not required).

g)   formalities necessary for the acceptance of remote voting form, when sent directly to the Company, indicating if the issuer requires or waives the certification of signature, notarization and consularization

The Company will receive the printed version of the Form together with the printed version of the documents indicated in the table below, by post, seven (7) days before the meeting takes place at the latest, at its headquarters: Núcleo Cidade de Deus, Prédio Vermelho, 4º andar, Vila Yara, Osasco, SP.

In order to the shareholder does not have his/her vote disregarded for any possible vice, the Company request that the Forms be receipt up to ten (10) days prior to the Meeting, in time for any adjustments to be required, which shall be timely settled and returned to the Company by the deadline informed in the preceding paragraph.

Before being sent to Bradesco, the corporate documents as well as the ones of representation of businesses and investment funds issued in a foreign language should be translated into Portuguese. The respective translations should be recorded in the Titles and Documents Registry Office (sworn translation is not required);

If the physical documentation listed in the table below is not received at its registered office until the previously informed deadline, Bradesco will inform the shareholder that the votes delivered via the Form will be disregarded.

Documents to be presented at a Bradesco Branch, together with the Form	Individual	Legal Entity	Inv. Fund
	X	X	X
Individual Taxpayer’s Registry and Identity Card with photo of the shareholder or its legal representative[1]

	-	X	X
Articles of Incorporation or Bylaws consolidated and updated[2]

	-	X	X
Legal document that confirms the legal powers granted, including representation, if this is the case[2]

	-	-	X
Consolidated and updated fund regulation

(1)  Identity cards accepted: Identity Card, Identity Card of Foreigner, National Driving License, Passport and professional registration officially recognized; and

(2)  For investment funds, documents of the manager and/or administrator, pursuant to the voting policy.

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h)   if the Company has an electronic system that it uses to count remote votes or remote participation

For investors with shares in custody on B3 or directly with the bookkeeper, in addition to the participation process listed above, Bradesco also allows the exercise of the right to vote electronically, free-of-charge. The shareholder can access the link www.proxyvoting.com.br, requesting access to the voting platform and provide the necessary information to confirm their status as a shareholder of Bradesco.

The voting procedure on the electronic platform should be completed at least 72 hours before the date of the Meetings.

i)    instructions for that the shareholder or group of shareholders includes proposals for deliberation, boards or candidates for members of the Board of Directors and Fiscal Council on remote voting form

Any proposals for resolution, tickets, or candidates to members of the Board of Directors and of the Fiscal Council on the voting slip may be sent to the Company by email at governancacorp@bradesco.com.br, or by mail to the following address: Bradesco, Secretaria Geral – Área Societária, Núcleo Cidade de Deus, Prédio Vermelho, 4º andar, CEP 06029-900, Osasco, SP, Brazil.

The names of candidates to members of the Board of Directors or Fiscal Council must be sent within twenty-five (25) days before the Meeting date. Other resolution proposals must be sent within forty-five (45) days before the Meeting date.

j)    if the Company has forums and pages on the World Wide Web that are intended to receive and share comments from shareholders on the agendas of meetings

Provision of the following electronic channels for sending comments to shareholders:

•     governancacorp@bradesco.com.br; and

•     investidores@bradesco.com.br.

k)   other information necessary for remote participation and for exercising the right of remote voting

In addition to the option of sending the voting slip directly to the Company, the shareholder may use one of the options described below:

1) to the registrar of the Company’s shares through all Bradesco’s Branch Network

This option is intended, exclusively, for the shareholders with shares backed by Bradesco, as the registrar of shares issued by itself:

The entire Branch Network of Bradesco in Brazil is available, during local branch opening hours, to take every necessary measure to ensure that shareholders may cast their votes remotely. To do so, the shareholder must access the Corporate Governance area of Bradesco’s Investor Relations website (banco.bradesco/ri) or the website of the Brazilian Securities and Exchange Commission – CVM (http://sistemas.cvm.gov.br/?CiaDoc), print the Form, fill it out, initial each page and sign it.

With the Form completed, initialed and signed, and the documents listed in the table indicated in item g, as the case may be, the shareholder must go to any of Bradesco’s Branches in up to seven (7) days before the Meeting, during the business hours of the local bank, in order for the information in his/her Form, in their presence, to be transferred to Bradesco systems, receiving the receipt as soon as the vote is made.

Before being sent to the Bradesco Branches, the corporate documents as well as the ones of representation of businesses and investment funds issued in a foreign language should be translated into Portuguese. The respective translations should be recorded in the Titles and Documents Registry Office (sworn translation is not required).

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The Management highlights that the procedures above cannot be adopted for the holders of shares in custody at B3 and/or with any other custodian agent. In this case, the provisions of item 2 below must be observed.

2) to their custody agents who provide this service, in the case of shareholders holding shares deposited in the central depository

This option is intended exclusively for the shareholders who own shares held in custody at B3. In this case, the remote voting shall be exercised by the shareholders in accordance with the procedures that are adopted by the Institutions and/or Brokers that hold their positions in custody:

The shareholder holding shares deposited at B3 that chooses to exercise their remote voting right, must do so by forwarding their voting instructions to the Institution and/or Broker (Custody Agent) that presently holds their shares in custody. This is subject to the rules set forth by the latter, which, as a result, shall forward such vote statements to the Central Depository of B3.

Given that the services to receive and convey the instructions to complete the Form is optional for Custody Agents, Bradesco recommends that the shareholders verify whether their custodian is entitled to provide such services. They should also check the procedures set forth by them to issue the voting instructions, as well as the documents and information required by them.

Bradesco informs that, if your Custody Agent does not provide you with the remote voting service, the shareholder will have the option to send their Form and applicable documents directly to the Company itself, as mentioned in item g.

12.3 – Rules, policies and practices relating to the Board of Directors

a)     number of meetings held in the last fiscal year, with a breakdown of the number of special and annual shareholders’ meetings

The Board of Directors held, in the last fiscal year, a total of 212 meetings, six of which were annual and 206 special meetings.

b)     if applicable, the provisions of a shareholders’ agreement, establishing restrictions or linking to the exercise of the voting right of members of the Board

There are no shareholders’ agreements.

c)     rules for identification and management of conflicts of interest

Law No. 6,404/76, Article 156, bars the manager from intervening in any corporate transaction in which they have a conflicting interest with the Company, or in any related decisions taken by the other managers. They must notify their impediment and have the nature and extent of their interest recorded in the minutes of the meeting of the Board of Directors or Board of Executive Officers.

The Charter of the Board of Directors of Bradesco identifies, in Article 8, vetoes to Managers they characterize as conflicts of interest, namely:

•        to practice acts of liberality at the expense of the Company or of any other companies of the Bradesco Organization;

•        to use, for their own advantage, the goods that belong to the Company;

•        to receive any form of advantage by reason of the exercise of the job;

•        to use, for their own benefit or of another person, with or without prejudice to Company, the commercial opportunities of which they have knowledge, by reason of the exercise of the job;

•        to be omitted in the exercise or protection of rights of the Company;

•        to acquire, for resale at a profit, goods or rights that are knowingly needed by the Company or which it intends to acquire;

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•        to use insider information to gain personal advantage or an advantage for another person, through the purchase or sale of securities;

•        to intervene in any social operation in which there is a conflicting interest with the Company or with any company of the Bradesco Organization and to deliberate on the presence of any conflict of interest, whereby they should make them aware of any impediment and withdraw, even physically, from discussions and resolutions related to this specific issue, recording the leave in the minutes;

•        to participate directly or indirectly in the trading of securities that are issued by the Company or related thereto:

i.     prior to the market disclosure of a material act or fact that occurred within the business of Banco Bradesco S.A.;

ii.    in the period of fifteen (15) days prior to the disclosure of quarterly information (ITR) and annual information (DFP) of Banco Bradesco S.A.;

iii.  if there is an intent to promote any incorporation, total or partial spin-off, merger, transformation or corporate reorganization; and

iv.  during the process of acquisition or sale of shares issued by Banco Bradesco S.A., exclusively for the dates on which the Bank is negotiating.

•        to decide on the acquisition or disposal by the Company, or by other open companies that are part of the Bradesco Organization, of any shares of its own issuance, if there is:

             i.    any agreement or contract for the transfer of its controlling interest; and

            ii.    intent to promote incorporation, total or partial spin-off, merger, transformation or corporate reorganization involving the relevant investment in coalitions.

The Organization’s Code of Ethical Conduct, in item 4.1.1. (Integrity Principle – Conflict of Interests), defines that the conflict of interest occurs when there is a possibility of direct or indirect confrontation between the personal interests of managers, employees, interns, apprentices and/or associates and those of the Organization or of its Customers, which could endanger, or unduly influence, the performance of their duties and responsibilities. The interest is characterized by any advantage, material or not, for themselves or for others (relatives, friends, etc.) with whom they have, have had or intend to have personal, commercial or political relations. In the face of any conflict of interest, the conflicting manager, employee, intern, apprentice or associate must inform the fact promptly to his/her superior and their peer(s) involved and must not engage, even physically, in any discussions and deliberations on the theme in question.

Bradesco also has, as a way to curb the existence of conflicts of interest, the Policy and Practice of Transactions with Related Parties. This consolidates the Company’s procedures with regard to cited transactions, in accordance with the rules issued by regulators, and provides our shareholders, investors, and the market in general, with transparency of the process, ensuring the strict alignment with the interests of the Organization, according to the best practices of Corporate Governance. This document states the prohibition of the following transactions with related parties: (i) in non-market conditions; and (ii) providing loans or advances to the following:

•        officers and members of advisory, fiscal or similar councils, and the Board of Directors, as well as their spouses;

•        relatives of the above-mentioned persons up to the second degree of kinship;

•        individuals or legal entities who hold more than ten percent (10%) of Bradesco’s capital, unless specifically authorized by the Central Bank of Brazil in each case, for transactions collateralized by commercial effects resulting from purchase and sale transactions or attachment of goods within limits of a general nature set by the National Monetary Council – CMN;

•        legal entities, the capital of which Bradesco holds more than ten percent (10%); and

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•        legal entities, if more than ten percent (10%) of their capital is held by any Bradesco officer or manager, or their spouses or relatives to the second degree of kinship.

d) if the issuer has a policy of nominating and filling in positions of the board of directors formally approved:

The process of appointment of managers in the Bradesco Organization, which includes both members of the Board of Directors and the Board of Executive Officers, embodied in the guidelines established by the Policy of Succession and Nomination of Managers of the Bradesco Organization publicly available on the company’s Investor Relations website (Corporate Governance – By-laws and Policies).

The mentioned Policy establishes that both the availability of time and aspects of diversity, such as gender, ethnicity, color, age, marital status, sexual orientation, religious choice, physical condition or socioeconomic class, as well as technical and behavioural skills are respected in the process of nomination of possible candidates for vacancies on the Board of Directors and the Board of Executive Officers. This process occurs by meritocracy. Thus, any Executive Officer, regardless of any aspect of diversity, has the possibility of being elected to compose the Board of Directors.

As adviser to the Board in conducting this process, there is the Committee of Succession and Nomination of the Bradesco Organization, the body subordinate to the Board of Directors, which acts on behalf of all the Institutions members of the Organization.

12.4 – Description of the arbitration clause to resolve conflict through arbitration

There is no arbitration clause inserted in the Bylaws for the resolution of conflicts between shareholders and between these and the issuer through arbitration.

      199– Reference Form – 2019

12. Shareholders’ meeting and management

12.5/6 – Composition and professional experience of the Management and Fiscal Council

In relation to each of the managers and members of the fiscal council of the issuer, indicate the name, date of birth, profession, CPF, elective role they exercise, date of election, date on which they took office, term of office, other positions or functions exercised in the issuer, if elected by the controller or not, whether they are an independent member and number of consecutive mandates.

✓ Members of the Board of Directors:

Mandate: two (2) years, extending to the assumption of office of the new Directors who will be elected at the Annual Shareholders’ Meeting that is to be held in the year 2022.

Elected by the controller: Yes

Independent member: No

Name	LUIZ CARLOS TRABUCO CAPPI	CARLOS ALBERTO RODRIGUES GUILHERME
Date of Birth	October 6, 1951	December 21, 1943
Profession	Banking Employee	Banking Employee
CPF [Individual Taxpayer’s Registry]	250.319.028-68	021.698.868-34
Election position held	Chairman of the Board of Directors	Vice-Chairman of the Board of Directors
Date of election	March 10, 2020	March 10, 2020
Date that office was taken	April 13, 2020	April 13, 2020
Other positions and duties with issuer	Refer to item 12.7	Refer to item 12.7
Number of consecutive mandates	10	10

Name	DENISE AGUIAR ALVAREZ	JOÃO AGUIAR ALVAREZ
Date of Birth	January 24, 1958	August 11, 1960
Profession	Educator	Agronomist
CPF [Individual Taxpayer’s Registry]	032.376.698-65	029.533.938-11
Election position held	Member of the Board of Directors	Member of the Board of Directors
Date of election	March 10, 2020	March 10, 2020
Date that office was taken	April 20, 2020	April 20, 2020
Other positions and duties with issuer	None	None
Number of consecutive mandates	29	29

Name	MILTON MATSUMOTO	ALEXANDRE DA SILVA GLÜHER
Date of Birth	April 24, 1945	August 14, 1960
Profession	Banking Employee	Banking Employee
CPF [Individual Taxpayer’s Registry]	081.225.550-04	282.548.640-04
Election position held	Member of the Board of Directors	Member of the Board of Directors
Date of election	March 10, 2020	March 10, 2020
Date that office was taken	April 13, 2020	April 13, 2020
Other positions and duties with issuer	Refer to item 12.7	Refer to item 12.7
Number of consecutive mandates	8	1

      200– Reference Form – 2019

12. Shareholders’ meeting and management

Name	JOSUÉ AUGUSTO PANCINI	MAURÍCIO MACHADO DE MINAS
Date of Birth	April 14, 1960	July 1, 1959
Profession	Banking Employee	Banking Employee
CPF [Individual Taxpayer’s Registry]	966.136.968-20	044.470.098-62
Election position held	Member of the Board of Directors	Member of the Board of Directors
Date of election	March 10, 2020	March 10, 2020
Date that office was taken	April 13, 2020	April 13, 2020
Other positions and duties with issuer	Refer to item 12.7	Refer to item 12.7
Number of consecutive mandates	1	1

Mandate: two (2) years, extending to the assumption of office of the new Directors who will be elected at the Annual Shareholders’ Meeting that is to be held in the year 2022.

Elected by the controller: Yes

Independent member: Yes

Name	SAMUEL MONTEIRO DOS SANTOS JUNIOR	WALTER LUIS BERNARDES ALBERTONI
Date of Birth	February 5, 1946	September 29, 1968
Profession	Lawyer	Lawyer
CPF [Individual Taxpayer’s Registry]	032.621.977-34	147.427.468-48
Election position held	Independent Member of the Board of Directors	Independent Member of the Board of Directors
Date of election	March 10, 2020	March 10, 2020
Date that office was taken	April 13, 2020	April 13, 2020
Other positions and duties with issuer	None	None
Number of consecutive mandates	0	0

      201– Reference Form – 2019

12. Shareholders’ meeting and management

✓ Members of the Board of Executive Officers:

Mandate: Up until the first Meeting of the Board of Directors, which is to be held after the 2022 Annual Shareholders’ Meeting. The mandate may be extended until the investiture of new Officers, who will be elected at the time.

Elected by the controller: Yes

Independent member: No

Name	OCTAVIO DE LAZARI JUNIOR
Date of Birth	July 18, 1963
Profession	Banking Employee
CPF [Individual Taxpayer’s Registry]	044.745.768-37
Election position held	Chief Executive Officer
Date of election	March 11, 2020
Date that office was taken	May 4, 2020
Other positions and duties with issuer	Refer to item 12.7
Number of consecutive mandates	10

Name	MARCELO DE ARAÚJO NORONHA	ANDRÉ RODRIGUES CANO
Date of Birth	August 10, 1965	July 22, 1958
Profession	Banking Employee	Banking Employee
CPF [Individual Taxpayer’s Registry]	360.668.504-15	005.908.058-27
Election position held	Executive Vice-President	Executive Vice-President
Date of election	March 11, 2020	March 11, 2020
Date that office was taken	May 4, 2020	May 4, 2020
Other positions and duties with issuer	Refer to item 12.7	Chief Financial Officer Refer to item 12.7
Number of consecutive mandates	15	18

Name	CASSIANO RICARDO SCARPELLI	EURICO RAMOS FABRI
Date of Birth	July 28, 1968	September 29, 1972
Profession	Banking Employee	Banking Employee
CPF [Individual Taxpayer’s Registry]	082.633.238-27	248.468.208-58
Election position held	Executive Vice-President	Executive Vice-President
Date of election	March 11, 2020	March 11, 2020
Date that office was taken	May 4, 2020	May 4, 2020
Other positions and duties with issuer	Refer to item 12.7	Refer to item 12.7
Number of consecutive mandates	12	9

      202– Reference Form – 2019

12. Shareholders’ meeting and management

Name	MOACIR NACHBAR JUNIOR	RENATO EJNISMAN
Date of Birth	April 5, 1965	February 12, 1970
Profession	Banking Employee	Banking Employee
CPF [Individual Taxpayer’s Registry]	062.947.708-66	136.865.628-55
Election position held	Managing Officer	Managing Officer
Date of election	March 11, 2020	March 11, 2020
Date that office was taken	May 4, 2020	May 4, 2020
Other positions and duties with issuer	Chief Risk Officer Refer to item 12.7	None
Number of consecutive mandates	14	4

Name	WALKIRIA SCHIRRMEISTER MARCHETTI	GUILHERME MULLER LEAL
Date of Birth	November 1, 1960	November 12, 1967
Profession	Banking Employee	Banking Employee
CPF [Individual Taxpayer’s Registry]	048.844.738-09	965.442.017-15
Election position held	Managing Officer	Managing Officer
Date of election	March 11, 2020	March 11, 2020
Date that office was taken	May 4, 2020	May 4, 2020
Other positions and duties with issuer	None	None
Number of consecutive mandates	12	8

Name	ROGÉRIO PEDRO CÂMARA	JOÃO CARLOS GOMES DA SILVA
Date of Birth	October 5, 1963	January 20, 1961
Profession	Banking Employee	Banking Employee
CPF [Individual Taxpayer’s Registry]	063.415.178-90	044.972.398-45
Election position held	Managing Officer	Managing Officer
Date of election	March 11, 2020	March 11, 2020
Date that office was taken	May 4, 2020	May 4, 2020
Other positions and duties with issuer	None	None
Number of consecutive mandates	8	10

Name	BRUNO D’AVILA MELO BOETGER	GLAUCIMAR PETICOV
Date of Birth	June 17, 1967	March 18, 1963
Profession	Banking Employee	Banking Employee
CPF [Individual Taxpayer’s Registry]	867.743.957-91	059.348.278-63
Election position held	Managing Officer	Managing Officer
Date of election	March 11, 2020	March 11, 2020
Date that office was taken	May 4, 2020	May 4, 2020
Other positions and duties with issuer	None	None
Number of consecutive mandates	5	8

      203– Reference Form – 2019

12. Shareholders’ meeting and management

Name	JOSÉ RAMOS ROCHA NETO	ANTONIO JOSÉ DA BARBARA
Date of Birth	December 8, 1968	December 21, 1968
Profession	Banking Employee	Banking Employee
CPF [Individual Taxpayer’s Registry]	624.211.314-72	083.858.728-33
Election position held	Managing Officer	Deputy Officer
Date of election	March 11, 2020	March 11, 2020
Date that office was taken	May 4, 2020	May 4, 2020
Other positions and duties with issuer	None	None
Number of consecutive mandates	10	10

Name	EDSON MARCELO MORETO	JOSÉ SÉRGIO BORDIN
Date of Birth	January 16, 1970	February 26, 1969
Profession	Banking Employee	Banking Employee
CPF [Individual Taxpayer’s Registry]	091.302.478-37	095.407.008-92
Election position held	Deputy Officer	Deputy Officer
Date of election	March 11, 2020	March 11, 2020
Date that office was taken	May 4, 2020	May 4, 2020
Other positions and duties with issuer	None	None
Number of consecutive mandates	5	10

Name	LEANDRO DE MIRANDA ARAUJO	ROBERTO DE JESUS PARIS
Date of Birth	December 11, 1971	September 15, 1972
Profession	Banking Employee	Banking Employee
CPF [Individual Taxpayer’s Registry]	021.821.317-44	106.943.838-30
Election position held	Deputy Officer	Deputy Officer
Date of election	March 11, 2020	March 11, 2020
Date that office was taken	May 4, 2020	May 4, 2020
Other positions and duties with issuer	Investor Relations Officer	None
Number of consecutive mandates	1	8

      204– Reference Form – 2019

12. Shareholders’ meeting and management

✓ Members of the Department Board of Executive Officers:

Mandate: Up until the first Meeting of the Board of Directors, which is to be held after the 2022 Annual Shareholders’ Meeting. The mandate may be extended until the investiture of new Officers, who will be elected at the time.

Elected by the controller: Yes

Independent member: No

Name	ADEMIR APARECIDO CORREA JUNIOR	ANDRÉ BERNARDINO DA CRUZ FILHO
Date of Birth	July 11, 1969	June 11, 1959
Profession	Banking Employee	Banking Employee
CPF [Individual Taxpayer’s Registry]	633.628.309-78	192.221.224-53
Election position held	Department Officer	Department Officer
Date of election	March 11, 2020	March 11, 2020
Date that office was taken	May 13, 2020	May 13, 2020
Other positions and duties with issuer	None	None
Number of consecutive mandates	3	10

Name	ANDRÉ FERREIRA GOMES	ANTONIO CARLOS MELHADO
Date of Birth	July 18, 1968	June 2, 1959
Profession	Banking Employee	Banking Employee
CPF [Individual Taxpayer’s Registry]	059.012.418-86	851.955.538-15
Election position held	Department Officer	Department Officer
Date of election	March 11, 2020	March 11, 2020
Date that office was taken	May 13, 2020	May 13, 2020
Other positions and duties with issuer	None	None
Number of consecutive mandates	6	9

Name	ANTONIO DAISSUKE TOKURIKI	CARLOS WAGNER FIRETTI
Date of Birth	December 3, 1968	November 5, 1968
Profession	Banking Employee	Banking Employee
CPF [Individual Taxpayer’s Registry]	112.458.198-79	116.362.538-81
Election position held	Department Officer	Department Officer
Date of election	March 11, 2020	March 11, 2020
Date that office was taken	May 13, 2020	May 13, 2020
Other positions and duties with issuer	None	None
Number of consecutive mandates	5	4

      205– Reference Form – 2019

12. Shareholders’ meeting and management

Name	CLAYTON CAMACHO	EDILSON DIAS DOS REIS
Date of Birth	January 29, 1962	December 26, 1971
Profession	Banking Employee	Banking Employee
CPF [Individual Taxpayer’s Registry]	049.313.418-29	809.141.447-15
Election position held	Department Officer	Department Officer
Date of election	March 11, 2020	March 11, 2020
Date that office was taken	May 13, 2020	May 13, 2020
Other positions and duties with issuer	None	None
Number of consecutive mandates	14	2

Name	EDILSON WIGGERS	FERNANDO ANTÔNIO TENÓRIO
Date of Birth	August 3, 1968	June 13, 1961
Profession	Banking Employee	Banking Employee
CPF [Individual Taxpayer’s Registry]	641.036.099-15	226.475.114-20
Election position held	Department Officer	Department Officer
Date of election	March 11, 2020	March 11, 2020
Date that office was taken	May 13, 2020	May 13, 2020
Other positions and duties with issuer	None	None
Number of consecutive mandates	9	14

Name	FERNANDO FREIBERGER	FERNANDO HONORATO BARBOSA
Date of Birth	November 28, 1971	April 24, 1979
Profession	Banking Employee	Banking Employee
CPF [Individual Taxpayer’s Registry]	732.669.659-49	213.131.738-78
Election position held	Department Officer	Department Officer
Date of election	March 11, 2020	March 11, 2020
Date that office was taken	May 13, 2020	May 13, 2020
Other positions and duties with issuer	None	None
Number of consecutive mandates	3	2

Name	JOSÉ AUGUSTO RAMALHO MIRANDA	JOSÉ GOMES FERNANDES
Date of Birth	January 28, 1980	March 27, 1960
Profession	Banking Employee	Banking Employee
CPF [Individual Taxpayer’s Registry]	268.676.278-03	135.834.253-91
Election position held	Department Officer	Department Officer
Date of election	March 11, 2020	March 11, 2020
Date that office was taken	May 13, 2020	May 13, 2020
Other positions and duties with issuer	None	None
Number of consecutive mandates	2	1

      206– Reference Form – 2019

12. Shareholders’ meeting and management

Name	JULIO CARDOSO PAIXÃO	KLAYTON TOMAZ DOS SANTOS
Date of Birth	December 5, 1977	February 22, 1969
Profession	Banking Employee	Banking Employee
CPF [Individual Taxpayer’s Registry]	212.782.698-19	148.965.118-75
Election position held	Department Officer	Department Officer
Date of election	March 11, 2020	March 11, 2020
Date that office was taken	May 13, 2020	May 13, 2020
Other positions and duties with issuer	None	None
Number of consecutive mandates	1	1

Name	LAYETTE LAMARTINE AZEVEDO JUNIOR	LEANDRO JOSÉ DINIZ
Date of Birth	August 18, 1961	November 2, 1966
Profession	Banking Employee	Banking Employee
CPF [Individual Taxpayer’s Registry]	337.092.034-49	062.643.218-93
Election position held	Department Officer	Department Officer
Date of election	March 11, 2020	March 11, 2020
Date that office was taken	May 13, 2020	May 13, 2020
Other positions and duties with issuer	None	None
Number of consecutive mandates	8	7

Name	MANOEL GUEDES DE ARAUJO NETO	MARCELO FRONTINI
Date of Birth	October 1, 1966	March 14, 1966
Profession	Banking Employee	Banking Employee
CPF [Individual Taxpayer’s Registry]	387.789.395-34	126.724.118-75
Election position held	Department Officer	Department Officer
Date of election	March 11, 2020	March 11, 2020
Date that office was taken	May 13, 2020	May 13, 2020
Other positions and duties with issuer	None	None
Number of consecutive mandates	2	5

Name	MARCELO SANTOS DALL’OCCO	MARCIO HENRIQUE ARAUJO PARIZOTTO
Date of Birth	August 11, 1966	May 5, 1975
Profession	Banking Employee	Banking Employee
CPF [Individual Taxpayer’s Registry]	054.500.438-13	256.358.578-33
Election position held	Department Officer	Department Officer
Date of election	March 11, 2020	March 11, 2020
Date that office was taken	May 13, 2020	May 13, 2020
Other positions and duties with issuer	None	None
Number of consecutive mandates	6	5

      207– Reference Form – 2019

12. Shareholders’ meeting and management

Name	MARCOS APARECIDO GALENDE	MARLOS FRANCISCO DE SOUZA ARAUJO
Date of Birth	May 9, 1967	July 26, 1977
Profession	Banking Employee	Banking Employee
CPF [Individual Taxpayer’s Registry]	089.419.738-05	274.447.478-90
Election position held	Department Officer	Department Officer
Date of election	March 11, 2020	March 11, 2020
Date that office was taken	May 13, 2020	May 13, 2020
Other positions and duties with issuer	None	Refer to item 12.7
Number of consecutive mandates	9	6

Name	MAURICIO GOMES MACIEL	OSWALDO TADEU FERNANDES
Date of Birth	June 14, 1967	October 20, 1970
Profession	Banking Employee	Banking Employee
CPF [Individual Taxpayer’s Registry]	074.061.198-44	088.897.978-94
Election position held	Department Officer	Department Officer
Date of election	March 11, 2020	March 11, 2020
Date that office was taken	May 13, 2020	May 13, 2020
Other positions and duties with issuer	None	None
Number of consecutive mandates	10	1

Name	PAULO EDUARDO WAACK	ROBERTO MEDEIROS PAULA
Date of Birth	March 21, 1970	July 21, 1968
Profession	Banking Employee	Banking Employee
CPF [Individual Taxpayer’s Registry]	149.114.048-84	985.598.697-00
Election position held	Department Officer	Department Officer
Date of election	March 11, 2020	March 11, 2020
Date that office was taken	May 13, 2020	May 13, 2020
Other positions and duties with issuer	None	None
Number of consecutive mandates	4	2

Name	VINICIUS URIAS FAVARÃO	WALDEMAR RUGGIERO JÚNIOR
Date of Birth	November 20, 1974	March 16, 1958
Profession	Banking Employee	Banking Employee
CPF [Individual Taxpayer’s Registry]	177.975.708-50	047.681.808-76
Election position held	Department Officer	Department Officer
Date of election	March 11, 2020	March 11, 2020
Date that office was taken	May 13, 2020	May 13, 2020
Other positions and duties with issuer	None	None
Number of consecutive mandates	1	8

      208– Reference Form – 2019

12. Shareholders’ meeting and management

✓ Members of the Board of Executive Officers:

Mandate: Up until the first Meeting of the Board of Directors, which is to be held after the 2022 Annual Shareholders’ Meeting. The mandate may be extended until the investiture of new Officers, who will be elected at the time.

Elected by the controller: Yes

Independent member: No

Name	ALEXANDRE CESAR PINHEIRO QUERCIA
Date of Birth	June 17, 1972
Profession	Banking Employee
CPF [Individual Taxpayer’s Registry]	126.285.468-76
Election position held	Officer
Date of election	March 11, 2020
Date that office was taken	May 13, 2020
Other positions and duties with issuer	None
Number of consecutive mandates	3

Name	ALEXANDRE PANICO	ANDRÉ LUIS DUARTE DE OLIVEIRA
Date of Birth	April 7, 1969	December 17, 1971
Profession	Banking Employee	Banking Employee
CPF [Individual Taxpayer’s Registry]	106.815.368-70	117.234.298-99
Election position held	Officer	Officer
Date of election	March 11, 2020	March 11, 2020
Date that office was taken	May 13, 2020	May 13, 2020
Other positions and duties with issuer	None	None
Number of consecutive mandates	1	1

Name	CARLOS ALBERTO ALÁSTICO	CARLOS HENRIQUE VILLELA PEDRAS
Date of Birth	June 9, 1960	September 20, 1971
Profession	Banking Employee	Banking Employee
CPF [Individual Taxpayer’s Registry]	002.744.798-77	011.710.097-80
Election position held	Officer	Officer
Date of election	March 11, 2020	March 11, 2020
Date that office was taken	May 13, 2020	May 13, 2020
Other positions and duties with issuer	None	None
Number of consecutive mandates	7	2

      209– Reference Form – 2019

12. Shareholders’ meeting and management

Name	CARLOS LEIBOWICZ	EDMIR JOSÉ DOMINGUES
Date of Birth	December 31, 1970	May 29, 1969
Profession	Banking Employee	Banking Employee
CPF [Individual Taxpayer’s Registry]	225.472.338-35	094.166.058-32
Election position held	Officer	Officer
Date of election	March 11, 2020	March 11, 2020
Date that office was taken	May 13, 2020	May 13, 2020
Other positions and duties with issuer	None	None
Number of consecutive mandates	3	3

Name	FRANCISCO JOSÉ PEREIRA TERRA	GILVANDRO MATOS DA SILVA
Date of Birth	May 26, 1969	September 23, 1961
Profession	Banking Employee	Banking Employee
CPF [Individual Taxpayer’s Registry]	111.112.668-24	594.320.637-04
Election position held	Officer	Officer
Date of election	March 11, 2020	March 11, 2020
Date that office was taken	May 7, 2020	May 13, 2020
Other positions and duties with issuer	None	None
Number of consecutive mandates	0	3

Name	JEFERSON RICARDO GARCIA HONORATO	JEFFERSON RICARDO ROMON
Date of Birth	August 31, 1972	March 22, 1962
Profession	Banking Employee	Banking Employee
CPF [Individual Taxpayer’s Registry]	129.380.218-28	009.224.238-30
Election position held	Officer	Officer
Date of election	March 11, 2020	March 11, 2020
Date that office was taken	May 13, 2020	May 13, 2020
Other positions and duties with issuer	None	None
Number of consecutive mandates	1	4

Name	JOSÉ LEANDRO BORGES	JULIANO RIBEIRO MARCILIO
Date of Birth	April 3, 1970	April 25,1973
Profession	Banking Employee	Banking Employee
CPF [Individual Taxpayer’s Registry]	135.349.248-60	253.578.878-02
Election position held	Officer	Officer
Date of election	March 11, 2020	March 11, 2020
Date that office was taken	May 13, 2020	May 13, 2020
Other positions and duties with issuer	None	None
Number of consecutive mandates	1	3

      210– Reference Form – 2019

12. Shareholders’ meeting and management

Name	JÚLIO CESAR JOAQUIM	NAIRO JOSÉ MARTINELLI VIDAL JÚNIOR
Date of Birth	October 11, 1975	December 26, 1969
Profession	Banking Employee	Banking Employee
CPF [Individual Taxpayer’s Registry]	178.193.728-18	116.088.168-50
Election position held	Officer	Officer
Date of election	March 11, 2020	March 11, 2020
Date that office was taken	May 13, 2020	May 13, 2020
Other positions and duties with issuer	None	Holds the position of Ombudsman.
Number of consecutive mandates	1	1

Name	NILTON PEREIRA DOS SANTOS JUNIOR	RENATA GEISER MANTARRO
Date of Birth	May 21, 1975	August 27, 1967
Profession	Banking Employee	Banking Employee
CPF [Individual Taxpayer’s Registry]	874.683.289-00	074.432.258-81
Election position held	Officer	Officer
Date of election	March 11, 2020	March 11, 2020
Date that office was taken	May 13, 2020	May 13, 2020
Other positions and duties with issuer	None.	Chief Compliance Officer
Number of consecutive mandates	1	1

Name	ROBERTO FRANÇA	ROMERO GOMES DE ALBUQUERQUE
Date of Birth	April 27, 1969	June 4, 1966
Profession	Banking Employee	Banking Employee
CPF [Individual Taxpayer’s Registry]	091.881.378-64	410.502.744-15
Election position held	Officer	Officer
Date of election	March 11, 2020	March 11, 2020
Date that office was taken	May 13, 2020	May 13, 2020
Other positions and duties with issuer	None	None
Number of consecutive mandates	1	1

Name	RÚBIA BECKER	RUY CELSO ROSA FILHO
Date of Birth	September 23, 1974	November 27, 1977
Profession	Banking Employee	Banking Employee
CPF [Individual Taxpayer’s Registry]	743.268.809-53	177.778.598-70
Election position held	Officer	Officer
Date of election	March 11, 2020	March 11, 2020
Date that office was taken	May 13, 2020	May 13, 2020
Other positions and duties with issuer	None	None
Number of consecutive mandates	1	1

      211– Reference Form – 2019

12. Shareholders’ meeting and management

Name	VASCO AZEVEDO	VICTOR ROSA MARINHO DE QUEIROZ
Date of Birth	March 30, 1961	July 17, 1981
Profession	Banking Employee	Banking Employee
CPF [Individual Taxpayer’s Registry]	655.029.307-34	823.960.515-04
Election position held	Officer	Officer
Date of election	March 11, 2020	March 11, 2020
Date that office was taken	May 13, 2020	May 13, 2020
Other positions and duties with issuer	None	None
Number of consecutive mandates	1	1

✓ Members of the Regional Board of Executive Officers:

Mandate: Up until the first Meeting of the Board of Directors, which is to be held after the 2022 Annual Shareholders’ Meeting. The mandate may be extended until the investiture of new Officers, who will be elected at the time.

Elected by the controller: Yes

Independent member: No

Name	ALBERTO DO NASCIMENTO LEMOS	ALMIR ROCHA
Date of Birth	January 6, 1962	June 1, 1964
Profession	Banking Employee	Banking Employee
CPF [Individual Taxpayer’s Registry]	723.191.357-15	125.546.708-89
Election position held	Regional Officer	Regional Officer
Date of election	March 11, 2020	March 11, 2020
Date that office was taken	May 13, 2020	May 13, 2020
Other positions and duties with issuer	None	None
Number of consecutive mandates	3	10

Name	ALTAIR LUIZ GUARDA	ALTAIR NAUMANN
Date of Birth	April 25, 1967	June 26, 1968
Profession	Banking Employee	Banking Employee
CPF [Individual Taxpayer’s Registry]	580.065.169-87	572.336.329-87
Election position held	Regional Officer	Regional Officer
Date of election	March 11, 2020	March 11, 2020
Date that office was taken	May 13, 2020	May 13, 2020
Other positions and duties with issuer	None	None
Number of consecutive mandates	1	4

      212– Reference Form – 2019

12. Shareholders’ meeting and management

Name	AMADEU EMILIO SUTER NETO	ANDRÉ VITAL SIMONI WANDERLEY
Date of Birth	January 17, 1965	September 14, 1965
Profession	Banking Employee	Banking Employee
CPF [Individual Taxpayer’s Registry]	056.897.388-75	808.842.887-49
Election position held	Regional Officer	Regional Officer
Date of election	March 11, 2020	March 11, 2020
Date that office was taken	May 13, 2020	May 13, 2020
Other positions and duties with issuer	None	None
Number of consecutive mandates	4	1

Name	CÉSAR CABÚS BERENGUER SILVANY	DEBORAH D’AVILA PEREIRA CAMPANI SANTANA
Date of Birth	December 18, 1964	January 27, 1970
Profession	Banking Employee	Banking Employee
CPF [Individual Taxpayer’s Registry]	338.666.355-91	009.942.667-66
Election position held	Regional Officer	Regional Officer
Date of election	March 11, 2020	March 11, 2020
Date that office was taken	May 13, 2020	May 13, 2020
Other positions and duties with issuer	None	None
Number of consecutive mandates	3	1

Name	DELVAIR FIDÊNCIO DE LIMA	FRANCISCO HENRIQUE FRANÇA FERNANDES
Date of Birth	December 16, 1959	September 23, 1966
Profession	Banking Employee	Banking Employee
CPF [Individual Taxpayer’s Registry]	005.645.288-89	490.625.654-68
Election position held	Regional Officer	Regional Officer
Date of election	March 11, 2020	March 11, 2020
Date that office was taken	May 13, 2020	May 13, 2020
Other positions and duties with issuer	None	None
Number of consecutive mandates	10	2

Name	GERALDO DIAS PACHECO	JOÃO PEDRO DA SILVA VILLELA
Date of Birth	November 30, 1959	March 5, 1978
Profession	Banking Employee	Banking Employee
CPF [Individual Taxpayer’s Registry]	389.678.049-20	287.540.538-11
Election position held	Regional Officer	Regional Officer
Date of election	March 11, 2020	March 11, 2020
Date that office was taken	May 13, 2020	May 13, 2020
Other positions and duties with issuer	None	None
Number of consecutive mandates	10	3

      213– Reference Form – 2019

12. Shareholders’ meeting and management

Name	JOSÉ FLÁVIO FERREIRA CLEMENTE	JOSÉ ROBERTO GUZELA
Date of Birth	March 19, 1966	February 7, 1967
Profession	Banking Employee	Banking Employee
CPF [Individual Taxpayer’s Registry]	050.549.538-41	516.862.529-00
Election position held	Regional Officer	Regional Officer
Date of election	March 11, 2020	March 11, 2020
Date that office was taken	May 13, 2020	May 13, 2020
Other positions and duties with issuer	None	None
Number of consecutive mandates	4	3

Name	MARCOS DANIEL BOLL	NELSON VEIGA NETO
Date of Birth	April 11, 1972	March 1, 1976
Profession	Banking Employee	Banking Employee
CPF [Individual Taxpayer’s Registry]	829.357.189-68	071.848.557-28
Election position held	Regional Officer	Regional Officer
Date of election	March 11, 2020	March 11, 2020
Date that office was taken	May 13, 2020	May 13, 2020
Other positions and duties with issuer	None	None
Number of consecutive mandates	1	3

Name	OSMAR SANCHES BISCUOLA	PAULO ROBERTO ANDRADE DE AGUIAR
Date of Birth	March 31, 1962	September 12, 1973
Profession	Banking Employee	Banking Employee
CPF [Individual Taxpayer’s Registry]	476.268.369-87	018.098.157-97
Election position held	Regional Officer	Regional Officer
Date of election	March 11, 2020	March 11, 2020
Date that office was taken	May 13, 2020	May 13, 2020
Other positions and duties with issuer	None	None
Number of consecutive mandates	5	3

Name	ROGERIO HUFFENBAECHER	TELMA MARIA DOS SANTOS CALURA
Date of Birth	November 5, 1972	July 12, 1969
Profession	Banking Employee	Banking Employee
CPF [Individual Taxpayer’s Registry]	168.964.128-28	131.133.338-06
Election position held	Regional Officer	Regional Officer
Date of election	March 11, 2020	March 11, 2020
Date that office was taken	May 13, 2020	May 13, 2020
Other positions and duties with issuer	None	None
Number of consecutive mandates	1	1

      214– Reference Form – 2019

12. Shareholders’ meeting and management

✓ Members of the Fiscal Council, elected by the controlling shareholders:

Mandate: Of one (1) year, up until the Annual Shareholders’ Meeting, which is to be held in 2021.

Elected by the controller: Yes

Independent member: Yes

Name	ARIOVALDO PEREIRA	JOÃO BATISTA DE MORAES
Date of Birth	July 16, 1952	September 13, 1957
Profession	Accountant	Lawyer
CPF [Individual Taxpayer’s Registry]	437.244.508-34	836.025.078-04
Election position held	Effective Member of the Fiscal Council	Alternate Member of the Fiscal Council
Date of election	March 10, 2020	March 10, 2020
Date that office was taken	April 13, 2020	April 13, 2020
Other positions and duties with issuer	None	None
Number of consecutive mandates	4	1

Name	DOMINGOS APARECIDO MAIA	NILSON PINHAL
Date of Birth	March 31, 1952	January 21, 1948
Profession	Accountant	Business Administrator
CPF [Individual Taxpayer’s Registry]	714.810.018-68	221.317.958-15
Election position held	Effective Member of the Fiscal Council	Alternate Member of the Fiscal Council
Date of election	March 10, 2020	March 10, 2020
Date that office was taken	April 13, 2020	April 13, 2020
Other positions and duties with issuer	None	None
Number of consecutive mandates	15	6

Name	JOSÉ MARIA SOARES NUNES	RENAUD ROBERTO TEIXEIRA
Date of Birth	April 11, 1958	April 25, 1943
Profession	Accountant	Businessman
CPF [Individual Taxpayer’s Registry]	001.666.878-20	057.180.078-53
Election position held	Effective Member of the Fiscal Council	Alternate Member of the Fiscal Council
Date of election	March 10, 2020	March 10, 2020
Date that office was taken	April 13, 2020	April 13, 2020
Other positions and duties with issuer	None	None
Number of consecutive mandates	6	15

      215– Reference Form – 2019

12. Shareholders’ meeting and management

✓ Members of the Fiscal Council, elected by the preferred shareholders who are not members of the controlling group:

Mandate: Of one (1) year, up until the Annual Shareholders’ Meeting, which is to be held in 2021.

Elected by the controller: No

Independent member: Yes

Name	CRISTIANA PEREIRA	REGINALDO FERREIRA ALEXANDRE
Date of Birth	February 14, 1971	March 7, 1959
Profession	Economist	Economist
CPF [Individual Taxpayer’s Registry]	120.701.098-79	003.662.408-03
Election position held	Effective Member of the Fiscal Council	Alternate Member of the Fiscal Council
Date of election	March 10, 2020	March 10, 2020
Date that office was taken	April 13, 2020	April 13, 2020
Other positions and duties with issuer	None	None
Number of consecutive mandates	0	3

✓ Member of the Fiscal Council, elected by common shareholders who are not members of the controlling group:

Mandate: Of one (1) year, up until the Annual Shareholders’ Meeting, which is to be held in 2021.

Elected by the controller: No

Independent member: Yes

Name	IVANYRA MAURA DE MEDEIROS CORREIA	GENIVAL FRANCISCO DA SILVA
Date of Birth	October 23, 1967	November 11, 1959
Profession	Engineer	Financial Advisor
CPF [Individual Taxpayer’s Registry]	009.092.797-48	003.736.268-27
Election position held	Effective Member of the Fiscal Council	Alternate Member of the Fiscal Council
Date of election	March 10, 2020	March 10, 2020
Date that office was taken	April 13, 2020	April 13, 2020
Other positions and duties with issuer	None	None
Number of consecutive mandates	1	1

12.5. “m” – Information on:

i.    main professional experiences during the last five years, appointing: the company’s name and business sector; the position; if the company integrates (i) the economic group of the issuer or (ii) is controlled by the shareholder of the issuer that has a stake, direct or indirectly, equal to or more than 5% of a same class or type of security of the issuer;

ii.    indication of all of the management positions that they occupy in any other third sector companies or organizations.

      216– Reference Form – 2019

12. Shareholders´meeting and management

✓  Members of the Board of Directors:

LUIZ CARLOS TRABUCO CAPPI
Issuer

Banco Bradesco S.A. Business sector: Banks. Position: Chairman of the Board of Directors (Non-Executive Board Member). From March 2014 to October 2017, he held the position of Vice-Chairman of the Board of Directors (Executive Board Member), concurrently with the position of Chief Executive Officer, which he performed from March 2009 to March 2018.

Item 12.5.m.i

Bradespar S.A. Business sector: Comp. Adm. Part. – Mineral Extraction. From April 29, 2009 to April 27, 2014, he held the position of Member of the Board of Directors (Non-Executive Board Member). From April 28, 2014 to April 27, 2018, he held the position of Vice-Chairman of the Board of Directors (Non-Executive Board Member).

BBD Participações S.A.

Chairman of the Board of Directors and Vice-President.

Nova Cidade de Deus Participações S.A.

Chief Executive Officer

Fundação Bradesco

Chairman of the Managing Board and Chief Executive Officer

Cidade de Deus – Companhia Comercial de Participações.

Chairman of the Board of Directors and Chief Executive Officer

Bradesco Leasing S.A. – Arrendamento Mercantil. Business sector: Leasing. Chairman of the Board of Directors (Non-Executive Board Member). From April 30, 2009 to April 30, 2018, he held the position of Chief Executive Officer.

NCF Participações S.A. Business sector: Holdings of non-financial institutions. Position: Vice-Chairman of the Board of Directors.

Companhia Securitizadora de Créditos Financeiros Rubi

April 30, 2015 to April 29, 2017 – Officer

Banco Bradesco BBI S.A.

April 28, 2009 to April 26, 2018 – Chief Executive Officer

Bradesco Saúde S.A.

Chairman of the Board of Directors

BSP Empreendimentos Imobiliários S.A.

Chairman of the Board of Directors

Elo Participações S.A.

Chairman of the Board of Directors

Bradesco Administradora de Consórcios Ltda.

April 14, 2009 to April 30, 2018 – Chief Executive Officer

Banco Bradesco Europa S.A.

April 13, 2016 to March 27, 2017 – Chairman of the Board of Directors

Banco Bradesco Financiamentos S.A.

April 30, 2009 to April 27, 2017 – Chief Executive Officer

BRAM – Bradesco Asset Management S.A. Distribuidora de Títulos e Valores Mobiliários

April 13, 2009 to April 28, 2017 – Chief Executive Officer

Banco Bradescard S.A.

October 29, 2009 to April 25, 2017 – Chief Executive Officer

Banco Bradesco BERJ S.A.

February 14, 2014 to April 28, 2017 – Vice-President

Banco Losango S.A. – Banco Múltiplo

July 1, 2016 to April 28, 2017 – Chief Executive Officer

Bradescard Elo Participações S.A.

March 26, 2009 to April 24, 2017 – Chief Executive Officer

Banco CBSS S.A.

April 22, 2009 to February 29, 2016 – Chief Executive Officer

BEM – Distribuidora de Títulos e Valores Mobiliários Ltda.

April 13, 2009 to April 28, 2017 – Chief Executive Officer

Kirton Bank S.A. – Banco Múltiplo

July 1, 2016 to April 28, 2017 – Chief Executive Officer

Tempo Serviços Ltda.

April 30, 2009 to March 27, 2017 – Chief Executive Officer

Ágora Corretora de Seguros S.A.

April 20, 2009 to April 28, 2017 – Chief Executive Officer

Columbus Holdings S.A.

March 12, 2009 to April 27, 2017 – Chief Executive Officer

Nova Paiol Participações Ltda.

April 30, 2009 to March 27, 2017 – Chief Executive Officer

Bradport – S.G.P.S. Sociedade Unipessoal, Lda.

May 27, 2011 to March 27, 2017 – Manager

Bradseg Participações Ltda.

Chairman of the Board of Directors

Fleury S.A.

Effective Member of the Board of Directors

Odontoprev

May 3, 2019 – Chairman of the Board of Directors

Item 12.5.m.ii	-.-

      217– Reference Form – 2019

12. Shareholders´meeting and management

CARLOS ALBERTO RODRIGUES GUILHERME
Issuer	Banco Bradesco S.A. Business sector: Banks. Position: Vice-Chairman of the Board of Directors (Non-Executive Board Member).
Item 12.5.m.i

Bradespar S.A. Business sector: Comp. Adm. Part. – Mineral Extraction. Position: Vice-Chairman of the Board of Directors (Non-Executive Board Member).

BBD Participações S.A.

Vice-Chairman of the Board of Directors and Vice-President

Nova Cidade de Deus Participações S.A.

Vice-President

Fundação Bradesco

Vice-Chairman of the Managing Board and Vice-President

Cidade de Deus – Companhia Comercial de Participações.

Vice-Chairman of the Board of Directors and Vice-President

Bradesco Leasing S.A. – Arrendamento Mercantil. Business sector: Leasing. Vice-Chairman of the Board of Directors (Non-Executive Board Member)

NCF Participações S.A. Business sector: Holdings of non-financial institutions. Position: Vice-Chairman of the Board of Directors

Banco Bradesco BERJ S.A.

February 14, 2014 to April 30, 2018 – Chief Executive Officer

Bradesco Saúde S.A.

Vice-Chairman of the Board of Directors

BSP Empreendimentos Imobiliários S.A.

Vice-Chairman of the Board of Directors

Bradseg Participações S.A.

Vice-Chairman of the Board of Directors

Companhia Securitizadora de Créditos Financeiros Rubi

March 19, 2018 to April 30, 2019 – General Officer

Item 12.5.m.ii	_._

      218– Reference Form – 2019

12. Shareholders´meeting and management

DENISE AGUIAR ALVAREZ
Issuer	Banco Bradesco S.A. Business sector: Banks. Position: Member of the Board of Directors (Non-Executive Board Member).
Item 12.5.m.i

BBD Participações S.A.

Member of the Board of Directors

Fundação Bradesco

Member of the Managing Board and Deputy Officer

Cidade de Deus-Companhia Comercial de Participações

Member of the Board of Directors and Officer

Bradespar S.A.

Member of the Board of Directors

Bradseg Participações S.A.

Member of the Board of Directors

Item 12.5.m.ii

Associação Pinacoteca Arte e Cultura – APAC

Member of the Board of Directors

Canal Futura

Member of the Advisory Council

Fundação Roberto Marinho

Member of the Board of Trustees

Museu de Arte Moderna de São Paulo (MAM)

Member of the Deliberative Council

ADC Bradesco – Associação Desportiva Classista

Chief Executive Officer

Congregação de Santa Cruz do Brasil

Member of the Board of Directors of Colégio Santa Cruz (advisory nature)

High Level Reflection Group for Strategic Transformation – UNESCO

Member

JOÃO AGUIAR ALVAREZ
Issuer	Banco Bradesco S.A. Business sector: Banks. Position: Member of the Board of Directors (Non-Executive Board Member).
Item 12.5.m.i

Bradespar S.A. Business sector: Comp. Adm. Part. – Mineral Extraction. Position: Member of the Board of Directors.

BBD Participações S.A.

Member of the Board of Directors

Fundação Bradesco

Member of the Managing Board and Deputy Officer

Cidade de Deus-Companhia Comercial de Participações

Member of the Board of Directors and Officer

Bradseg Participações S.A.

Member of the Board of Directors

Item 12.5.m.ii	-.-

      219– Reference Form – 2019

12. Shareholders´meeting and management

MILTON MATSUMOTO
Issuer	Banco Bradesco S.A. Business sector: Banks. Position: Member of the Board of Directors (Non-Executive Board Member).
Item 12.5.m.i

Bradespar S.A. Business sector: Comp. Adm. Part. – Mineral Extraction. Position: Member of the Board of Directors (Non-Executive Board Member).

BBD Participações S.A.

Member of the Board of Directors and Officer

Nova Cidade de Deus Participações S.A.

Officer

Fundação Bradesco

Member of the Managing Board and Managing Officer

Cidade de Deus – Companhia Comercial de Participações.

Member of the Board of Directors and Officer

Bradesco Leasing S.A. – Arrendamento Mercantil. Business sector: Leasing. Position: Member of the Board of Directors (Non-Executive Board Member).

NCF Participações S.A. Business sector: Holdings of non-financial institutions. Position: Member of the Board of Directors.

BSP Empreendimentos Imobiliários S.A.

Member of the Board of Directors

Bradseg Participações S.A.

Member of the Board of Directors

Item 12.5.m.ii	-.-

ALEXANDRE DA SILVA GLÜHER
Issuer	Banco Bradesco S.A. Business sector: Banks. Position: Member of the Board of Directors. From January 2014 to March 2018, he held the position of Executive Vice-President.
Item 12.5.m.i

BBD Participações S.A.

Member of the Board of Directors

Nova Cidade de Deus Participações S.A.

Officer

Fundação Bradesco

Member of the Managing Board and Managing Officer

Cidade de Deus – Companhia Comercial de Participações.

Member of the Board of Directors

Bradesco Leasing S.A. – Arrendamento Mercantil. Business sector: Leasing. Position: Member of the Board of Directors (Non-Executive Board Member). From April 30, 2014 to April 29, 2018 – Vice-President.

NCF Participações S.A. Business sector: Holdings of non-financial institutions. Position: Member of the Board of Directors.

Companhia Securitizadora de Créditos Financeiros Rubi

April 30, 2014 to March 12, 2018 – Officer

BSP Empreendimentos Imobiliários S.A.

Member of the Board of Directors

Kirton Bank S.A. – Banco Múltiplo

April 28, 2017 to March 12, 2018 – General Officer

Tempo Serviços Ltda.

April 24, 2017 to March 12, 2018 – Managing Officer

Banco Bradescard S.A.

April 25, 2017 to March 12, 2018 – Managing Officer

Banco Bradesco BBI S.A.

March 26, 2014 to March 12, 2018 – Vice-President

Banco Bradesco BERJ S.A.

February 14, 2014 to March 12, 2018 – Vice-President

Banco Bradesco Financiamentos S.A.

April 27, 2017 to March 12, 2018 – Managing Officer

Banco CBSS S.A.

April 17, 2014 to February 29, 2016 – Officer

Banco Losango S.A. – Banco Múltiplo

April 28, 2017 to March 12, 2018 – Managing Officer

BEM – Distribuidora de Títulos e Valores Mobiliários Ltda.

April 28, 2017 to October 30, 2017 – General Officer

BRAM – Bradesco Asset Management S.A. Distribuidora de Títulos e Valores Mobiliários

April 28, 2017 to October 30, 2017 – General Officer

Bradescard Elo Participações S.A.

April 24, 2017 to March 12, 2018 – Managing Officer

Bradesco Administradora de Consórcios Ltda.

April 28, 2014 to March 12, 2018 – Vice-President

Columbus Holdings S.A.

April 28, 2014 to March 12, 2018 – Officer

Nova Paiol Participações Ltda.

April 28, 2014 to March 12, 2018 – Officer

Bradseg Participações S.A.

Member of the Board of Directors

BBC Processadora S.A.

February 7, 2012 to December 31, 2018 – Effective Member of the Board of Directors

FEBRABAN – Brazilian Federation of Banks

September 18, 2014 to March 22, 2018 – Vice-President

FENABAN – National Federation of Banks

September 18, 2014 to March 22, 2018 –Vice-President and Alternate Delegate at CONSIF

Item 12.5.m.ii

Câmara Interbancária de Pagamentos – CIP

Chairman of the Board of Directors

Fundo Garantidor de Créditos – FGC

Effective Member of the Advisory Council and Chairman of the Consulting Board

IBCB – Instituto Brasileiro de Ciência Bancária

April 28, 2014 to March 2020 – Vice-President

      220– Reference Form – 2019

12. Shareholders´meeting and management

JOSUÉ AUGUSTO PANCINI
Issuer

Banco Bradesco S.A. Business sector: Banks. Position: Member of the Board of Directors (non-executive board member). From January 2014 to January 2019, he held the position of Executive Vice-President Officer.

Item 12.5.m.i

BBD Participações S.A.

Member of the Board of Directors

Nova Cidade de Deus Participações S.A.

Officer

Fundação Bradesco

Member of the Managing Board and Managing Officer

Cidade de Deus – Companhia Comercial de Participações. Business sector: Holding. Position: Member of the Board of Directors.

Bradesco Leasing S.A. – Arrendamento Mercantil. Business sector: Leasing. Position: Member of the Board of Directors (Non-Executive Board Member). From April 30, 2014 to January 28, 2019, he held the position of Vice-President.

NCF Participações S.A. Business sector: Holdings of non-financial institutions. Position: Member of the Board of Directors. From June 28, 2016 to January 28, 2019, he held the position of Vice-President.

Companhia Securitizadora de Créditos Financeiros Rubi

April 30, 2014 to January 28, 2019 – Officer

Columbus Holdings S.A.

June 7, 2018 to January 28, 2019 – Officer

Nova Paiol Participações Ltda.

April 25, 2017 to January 28, 2019 – General Officer

Bradseg Participações S.A.

Member of the Board of Directors

Banco Bradescard S.A.

April 25, 2018 to January 28, 2019 – General Officer

Banco Bradesco BBI S.A.

March 26, 2014 to January 28, 2019 – Vice-President

Bradescard México, Sociedad de Responsabilidad Limitada

September 18. 2018 to April 30, 2019 – Member of the Board of Directors

Banco Bradesco BERJ S.A.

April 30, 2018 to January 28, 2019 – Managing Officer

Banco Bradesco Financiamentos S.A.

April 27, 2017 to January 28, 2019 – Managing Officer

Banco Losango S.A. – Banco Múltiplo

April 28, 2017 to January 28, 2019 – Managing Officer

BEM – Distribuidora de Títulos e Valores Mobiliários Ltda.

April 28, 2017 to January 28, 2019 – Managing Officer

Bradescard Elo Participações S.A.

April 24, 2017 to January 28, 2019 – Managing Officer

Bradesco Administradora de Consórcios Ltda.

April 30, 2018 to January 28, 2019 – Managing Officer

Banco CBSS S.A.

April 17, 2014 to February 29, 2016 – Officer

BSP Empreendimentos Imobiliários S.A.

Member of the Board of Directors

Kirton Bank S.A. – Banco Múltiplo

April 28, 2017 to January 28, 2019 – Managing Officer

Tempo Serviços Ltda.

April 30, 2018 to January 28, 2019 – General Officer

Item 12.5.m.ii	-.-

      221– Reference Form – 2019

12. Shareholders´meeting and management

MAURÍCIO MACHADO DE MINAS
Issuer

Banco Bradesco S.A. Business sector: Banks. Position: Member of the Board of Directors (non-executive board member). From January 2014 to January 2019, he held the position of Executive Vice-President.

Item 12.5.m.i

BBD Participações S.A.

Member of the Board of Directors

Nova Cidade de Deus Participações S.A.

Officer

Fundação Bradesco

Member of the Managing Board and Managing Officer

Cidade de Deus – Companhia Comercial de Participações. Business sector: Holding. Position: Member of the Board of Directors.

Bradesco Leasing S.A. – Arrendamento Mercantil. Business sector: Leasing. Position: Member of the Board of Directors (Non-Executive Board Member).

NCF Participações S.A. Business sector: Holdings of non-financial institutions. Position: Member of the Board of Directors. From June 28, 2016 to January 28, 2019, he held the position of Vice-President.

Banco Bradescard S.A.

April 25, 2017 to January 28, 2019 – Managing Officer

Banco Bradesco BBI S.A.

March 26, 2014 to January 28, 2019 – Vice-President

Banco Bradesco BERJ S.A.

April 30, 2018 to January 28, 2019 – Managing Officer

Banco Bradesco Financiamentos S.A.

April 27, 2017 to January 28, 2019 – Managing Officer

Banco Losango S.A. – Banco Múltiplo

April 28, 2017 to January 28, 2019 – Managing Officer

Banco CBSS S.A.

April 17, 2014 to February 29, 2016 – Officer

Bradesco Seguros S.A.

March 25, 2015 to March 30, 2016 – Managing Officer

BEM – Distribuidora de Títulos e Valores Mobiliários Ltda.

April 28, 2017 to January 28, 2019 – Managing Officer

Bradescard Elo Participações S.A.

April 24, 2017 to January 28, 2019 – Managing Officer

Bradesco Administradora de Consórcios Ltda.

April 30, 2018 to January 28, 2019 – Managing Officer

BSP Empreendimentos Imobiliários S.A.

Member of the Board of Directors

Kirton Bank S.A. – Banco Múltiplo

April 28, 2017 to January 28, 2019 – Managing Officer

Scopus Soluções em TI S.A.

April 30, 2018 to January 28, 2019 – General Officer

Tempo Serviços Ltda.

April 29, 2017 to January 28, 2019 – Managing Officer

Columbus Holdings S.A.

April 30, 2018 to January 28, 2019 – General Officer

Nova Paiol Participações Ltda.

April 28, 2014 to January 28, 2019 – Officer

Bradseg Participações S.A.

Member of the Board of Directors

CPM Holdings Limited

Member of the Board of Directors

BBC Processadora S.A.

July 19, 2018 to December 31, 2018 – Vice-Chairman of the Board of Directors

NCR Brasil – Indústria de Equipamentos para Automação S.A.

October 4, 2011 to November 28, 2019 – Member of the Board of Directors

Item 12.5.m.ii	FEBRABAN – Brazilian Federation of Banks Member of the Board of CIAB

      222– Reference Form – 2019

12. Shareholders´meeting and management

SAMUEL MONTEIRO DOS SANTOS JUNIOR
Issuer	Banco Bradesco S.A. Sector of activity: Banks. Position: Independent member of the Board of Directors.
Item 12.5.m.i

Fleury S.A. Business sector: diagnostic medicine and clinical analyses. Position: Member of the Board of Directors.

Odontoprev S.A. Business sector: dental planner. Position: Member of the Board of Directors.

Europ Assistance Brasil Serviços de Assistência S.A. Business sector: assistance services. Position: Member of the Board of Directors.

Swiss RE Solutions Brasil Seguros S.A. Business sector: insurance. Position: Member of the Board of Directors

Bradesco Saúde S.A. Business sector: health insurance. Position: Member of the Board of Directors.

Item 12.5.m.ii

BSP Empreendimentos Imobiliários S.A. Business sector: real estate business. Position: Member of the Board of Directors.

Bradseg Participações S.A. Business sector: holding company. Position: Member of the Board of Directors.

Others experiences

Sul América Seguros

Position: Vice-President of Control

Sul América Aetna Seguros e Previdência

Position: Executive Vice-President

SBCE – Seguradora Brasileira de Crédito à Exportação

Position: Member of the Board of Directors

Bradesco Seguros S.A.

Position: Executive Vice-President

Bradesco Vida e Previdência S.A.

Position: Executive Vice-President

Bradesco Auto/RE Companhia de Seguros

Position: Executive Vice-President

Bradesco Capitalização S.A.

Position: Executive Vice-President

Bradesco Dental S.A.

Position: Executive Vice-President

      223– Reference Form – 2019

12. Shareholders´meeting and management

WALTER LUIS BERNARDES ALBERTONI
Issuer	Banco Bradesco S.A. Business sector: Banks. Position: Independent Member of the Board of Directors.
Item 12.5.m.i

Companhia Energética de Brasília S.A. Business sector: holding of electricity industry. Position: Member of the Board of Directors and Coordinating Member of the Statutory Audit Committee.

Indústrias Romi S.A. Business sector: machine industry. Position: Fiscal Advisor.

DATAPREV S.A Business sector: systems analysis, programming and execution of data services. Position: Sitting Member of Audit Committee.

Mahle Metal Leve S.A. Business sector: auto parts. Position: Alternate Member of the Board of Directors.

Ser Educacional S.A. Business sector: Post-secondary and Graduate Programs. Position: Alternate Member of the Fiscal Council.

Sanepar S.A. Business sector: water treatment a public sanitation Programs. Position: Alternate Member of the Fiscal Council.

Rumo S.A. Business sector: rail transport logistics services. Position: Alternate Fiscal Advisor.

Petróleo Brasileiro S.A. – Petrobras. Business sector: petroleum industry. Position: Member of the Fiscal Council – 2013 to 2018.

Paranapanema S.A. Business sector: production of copper and byproducts. Position: Member of the Board of Directors – 2016 to 2017.

Bradespar S.A. Business sector: mineral extraction. From May to July of 2016, he held the position of Alternate Member of the Fiscal Council, when he held effective member until April 2017.

Mills S.A. Business sector: engineering products and services. Position: Alternate Member of the Fiscal Council.

Albertoni Sociedade de Advogados. Business sector: provision of legal services and legal consulting. Position: partner.

Item 12.5.m.ii

Associação de Investidores no Mercado de Capitais – AMEC. Business sector: Association without economic purposes, aimed at defending the rights and interests of minority shareholders and investors. Position: Legal Advisor.

      224– Reference Form – 2019

12. Shareholders´meeting and management

✓  Members of the Board of Executive Officers:

OCTAVIO DE LAZARI JUNIOR
Issuer	Banco Bradesco S.A. Business sector: Banks. Position: Chief Executive Officer.
Item 12.5.m.i

BBD Participações S.A.

Member of the Board of Directors

Nova Cidade de Deus Participações S.A.

Officer

Fundação Bradesco. Business sector: Education. Position: Member of the Managing Board and Managing Officer.

Cidade de Deus – Companhia Comercial de Participações. Business sector: Holding. Position: Member of the Board of Directors.

Bradesco Leasing S.A. – Arrendamento Mercantil. Business sector: Leasing. Position: Chief Executive Officer.

NCF Participações S.A. Business sector: Holdings of non-financial institutions. Position: Chief Executive Officer.

Banco Bradesco BBI S.A.

April 26, 2018 to April 29, 2019 – Chief Executive Officer

Banco Bradesco BERJ S.A.

August 16, 2017 to April 30, 2018 – Vice-President

Banco Bradesco Cartões S.A.

August 15, 2017 to April 30, 2018 – Managing Officer

Banco Bradesco Financiamentos S.A.

August 15, 2017 to April 27, 2018 – Managing Officer

Banco Losango S.A. – Banco Múltiplo

August 16, 2017 to April 30, 2018 – Managing Officer

Bradesco Saúde S.A.

Member of the Board of Directors

Bradesco SegPrev Investimentos Ltda.

May 31, 2017 to April 30, 2018 – Chief Executive Officer

Bradesco Seguros S.A.

June 12, 2017 to June 15, 2018 – Chief Executive Officer

Bradseg Participações S.A.

Chief Executive Officer and Member of the Board of Directors

BSP Empreendimentos Imobiliários S.A.

Member of the Board of Directors

Kirton Bank S.A. – Banco Múltiplo

August 21, 2017 to April 30, 2018 – Managing Officer

Banco Bradescard S.A.

August 15, 2017 to April 25, 2018 – Managing Officer

BEM – Distribuidora de Títulos e Valores Mobiliários Ltda.

August 21, 2017 to April 30, 2018 – Managing Officer

Bradesco Administradora de Consórcios Ltda.

August 21, 2017 to April 30, 2018 – Vice-President

Fleury S.A.

Alternate Member of the Board of Directors

Elo Participações Ltda.

Member of the Board of Directors

Odontoprev S.A.

Sitting Member of the Board of Directors

Item 12.5.m.ii	FEBRABAN – Brazilian Federation of Banks Member of the Advisory Council and Member of the Board of Directors

      225– Reference Form – 2019

12. Shareholders´meeting and management

MARCELO DE ARAÚJO NORONHA
Issuer	Banco Bradesco S.A. Business sector: Banks. Position: Executive Vice-President.
Item 12.5.m.i

BBD Participações S.A.

Member of the Board of Directors

Nova Cidade de Deus Participações S.A.

Officer

Fundação Bradesco

Member of the Managing Board and Managing Officer

Cidade de Deus – Companhia Comercial de Participações.

Member of the Board of Directors

Bradesco Leasing S.A. – Arrendamento Mercantil. Business sector: Leasing. Position: Vice-President.

NCF Participações S.A. Business sector: Holdings of non-financial institutions. Position: Vice-President.

Banco Bradescard S.A.

Vice-President

Banco Bradesco BBI S.A.

General Officer

Banco Bradesco BERJ S.A.

Vice-President

Banco Bradesco Europa S.A.

Chairman of the Board of Directors

Banco Bradesco Financiamentos S.A.

Managing Officer

Banco Losango S.A. – Banco Múltiplo

Vice-President

Banco Digio S.A.

Vice-Chairman of the Board of Directors

BEM – Distribuidora de Títulos e Valores Mobiliários Ltda.

Vice-President

Bradescard Elo Participações S.A.

Managing Officer

Bradescard México, Sociedad de Responsabilidad Limitada

June 6, 2010 to September 18, 2018 – Manager

Bradesco Administradora de Consórcios Ltda.

Vice-President

Bradesco Securities Hong Kong Limited

Chairman of the Board of Directors

Bradesco Securities UK Limited

Chairman of the Board of Directors

Bradesco Securities Inc.

Chairman of the Board of Directors

Cielo S.A.

Chairman of the Board of Directors

Bradport – S.G.P.S. Sociedade Unipessoal, Ltda.

Manager

Kirton Bank S.A. – Banco Múltiplo

Vice-President

Elo Participações S.A.

Member of the Board of Directors

Alelo S.A.

Vice-Chairman of the Board of Directors

BRAM – Bradesco Asset Management S.A. Distribuidora de Títulos e Valores Mobiliários

General Officer

Columbus Holdings S.A.

Officer

Companhia Securitizadora de Créditos Financeiros Rubi

Officer

CPM Holdings Limited

Chairman of the Board of Directors

Elo Serviços S.A.

Chairman of the Board of Directors

Livelo S.A.

Vice- Chairman of the Board of Directors

Nova Paiol Participações Ltda.

Vice-President

Tempo Serviços Ltda.

Vice-President

Banco Bradesco Argentina S.A.

March 24, 2017 to March 21, 2018 – Chief Executive Officer

Banco CBSS S.A.

April 30, 2015 to February 29, 2016 – Officer

Item 12.5.m.ii	AMCHAM-Brasil – American Chamber of Commerce Member of the Strategy Committee of Corporate Governance

      226– Reference Form – 2019

12. Shareholders´meeting and management

ANDRÉ RODRIGUES CANO
Issuer	Banco Bradesco S.A. Business sector: Banks. Position: Executive Vice-President.
Item 12.5.m.i

BBD Participações S.A.

Member of the Board of Directors

Nova Cidade de Deus Participações S.A.

Officer

Fundação Bradesco

Member of the Managing Board and Managing Officer

Cidade de Deus – Companhia Comercial de Participações.

Member of the Board of Directors

Bradesco Leasing S.A. – Arrendamento Mercantil. Business sector: Leasing. Position: Vice-President.

NCF Participações S.A. Business sector: Holdings of non-financial institutions. Position: Vice-President.

Banco Bradescard S.A.

Vice-President

Banco Bradesco BBI S.A.

Vice-President

Banco Bradesco BERJ S.A.

Vice-President

Banco Bradesco Financiamentos S.A.

Managing Officer

Banco Losango S.A. – Banco Múltiplo

Vice-President

BEM – Distribuidora de Títulos e Valores Mobiliários Ltda.

Vice-President

Bradescard Elo Participações S.A.

Managing Officer

Bradesco Administradora de Consórcios Ltda.

Vice-President

BRAM – Bradesco Asset Management S.A. Distribuidora de Títulos e Valores Mobiliários

October 30, 2017 to January 14, 2019 – General Officer

Kirton Bank S.A. – Banco Múltiplo

Vice-President

Tempo Serviços Ltda.

Vice-President

Scopus Soluções em TI Ltda.

General Officer

Bradport – S.G.P.S. Sociedade Unipessoal, Lda.

Manager

Columbus Holdings S.A.

General Officer

Companhia Securitizadora de Créditos Financeiros Rubi

Officer

CPM Holdings Limited

Member of the Board of Directors (Representing the Bradesco Organization)

Nova Paiol Participações Ltda.

Vice-President

Item 12.5.m.ii

Confederação Nacional do Sistema Financeiro – CONSIF

Sitting Officer

ANBIMA – Brazilian Financial and Capital Markets Association

Representative of Bradesco Conglomerate

FEBRABAN – Brazilian Federation of Banks

Vice-President

Vice-President and Alternate Delegate at CONSIF

Banking Associations of the States of São Paulo, Paraná, Mato Grosso, Mato Grosso do Sul, Acre, Amazonas, Pará, Amapá, Rondônia and Roraima

Treasury Officer

      227– Reference Form – 2019

12. Shareholders´meeting and management

CASSIANO RICARDO SCARPELLI
Issuer	Banco Bradesco S.A. Business sector: Banks. Position: Executive Vice-President.
Item 12.5.m.i

BBD Participações S.A.

Member of the Board of Directors

Nova Cidade de Deus Participações S.A.

Officer

Fundação Bradesco

Member of the Managing Board and Managing Officer

Cidade de Deus – Companhia Comercial de Participações

Member of the Board of Directors

Bradesco Leasing S.A. – Arrendamento Mercantil

Vice-President

NCF Participações S.A. Business sector: Holdings of non-financial institutions. Position: Vice-President.

Banco Bradescard S.A.

Vice-President

Banco Bradesco BBI S.A.

Vice-President

Banco Bradesco BERJ S.A.

General Officer

Banco Bradesco Financiamentos S.A.

Managing Officer

Banco Losango S.A. – Banco Múltiplo

Vice-President

BEM – Distribuidora de Títulos e Valores Mobiliários Ltda.

Vice-President

Bradescard Elo Participações S.A.

Managing Officer

Bradesco Administradora de Consórcios Ltda.

Vice-President

Kirton Bank S.A. – Banco Múltiplo

General Officer

B3 – Brazilian Exchange & OTC

April 29, 2019 to May 4, 2020 – Member of the Board of Directors and Member of the Financial and Risks Committee

Central de Exposição a Derivativos – CED (Center of Exposure to Derivatives)

Vice-Chairman of the Board of Directors

Columbus Holdings S.A.

Officer

Companhia Securitizadora de Créditos Financeiros Rubi

Officer

Nova Paiol Participações Ltda.

General Officer

Tempo Serviços Ltda.

Vice-President

Item 12.5.m.ii	ANBIMA – Brazilian Financial and Capital Markets Association Chairman of the Board of Regulation and Best Practices for the Capital Market

      228– Reference Form – 2019

12. Shareholders´meeting and management

EURICO RAMOS FABRI
Issuer	Banco Bradesco S.A. Business sector: Banks. Position: Executive Vice-President.
Item 12.5.m.i

BBD Participações S.A.

Member of the Board of Directors

Nova Cidade de Deus Participações S.A.

Officer

Fundação Bradesco

Member of the Managing Board and Managing Officer

Cidade de Deus – Companhia Comercial de Participações. Business sector: Holding. Position: Member of the Board of Directors.

Bradesco Leasing S.A. – Arrendamento Mercantil. Business sector: Leasing. Position: Vice-President.

NCF Participações S.A. Business sector: Holdings of non-financial institutions. Position: Vice-President.

Banco Bradescard S.A.

General Officer

Banco Bradesco BBI S.A.

Vice-President

Banco Bradesco BERJ S.A.

Vice-President

Banco Bradesco Financiamentos S.A.

General Officer

Banco Losango S.A. – Banco Múltiplo

General Officer

BEM – Distribuidora de Títulos e Valores Mobiliários Ltda.

General Officer

Bradescard Elo Participações S.A.

General Officer

Bradesco Administradora de Consórcios Ltda.

General Officer

Cielo S.A.

April 14, 2015 to January 26, 2017 – Member of the Board of Directors

Alelo S.A.

April 29, 2015 to January 31, 2017 – Member of the Board of Directors

Kirton Bank S.A. – Banco Múltiplo

Vice-President

Bradescard México, Sociedad de Responsabilidad Limitada

Member of the Managing Board

BSP Empreendimentos Imobiliários S.A.

Member of the Strategic Committee

Columbus Holdings S.A.

Officer

Companhia Securitizadora de Créditos Financeiros Rubi

General Officer

Gestora de Inteligência de Crédito S.A.

Chairman of the Board of Directors

Nova Paiol Participações Ltda.

Vice-President

Tempo Serviços Ltda.

General Officer

Elo Participações S.A.

April 29, 2015 to January 31, 2017 – Member of the Board of Directors

Elo Serviços S.A.

June 29, 2012 to September 29, 2015 – Sitting Member of the Credit Committee

Item 12.5.m.ii	-.-

      229– Reference Form – 2019

12. Shareholders´meeting and management

MOACIR NACHBAR JUNIOR
Issuer	Banco Bradesco S.A. Business sector: Banks. Position: Managing Officer.
Item 12.5.m.i

Fundação Bradesco

Member of the Managing Board

Kirton Bank S.A. – Banco Múltiplo

Managing Officer

Bradesco Leasing S.A. – Arrendamento Mercantil

Managing Officer

Banco Bradescard S.A.

Managing Officer

Banco Bradesco BBI S.A.

Managing Officer

Banco Bradesco BERJ S.A

Managing Officer

Banco Bradesco Europa

Member of the Board of Directors

Banco Losango S.A. – Banco Múltiplo

Managing Officer

BEM – Distribuidora de Títulos e Valores Mobiliários Ltda.

Managing Officer

Bradesco Administradora de Consórcios Ltda.

Managing Officer

CPM Holdings Limited

Member of the Board of Directors (representing the Bradesco Organization)

Tempo Serviços Ltda.

Managing Officer

Item 12.5.m.ii

Fundo Garantidor de Créditos – FGC

Alternate Member of the Advisory Council

Associação Brasileira das Companhias Abertas – ABRASCA

Member of the Board of Directors and Member of the Audit, Accounting Standards and Capital Market Commission

      230– Reference Form – 2019

12. Shareholders´meeting and management

RENATO EJNISMAN
Issuer	Banco Bradesco S.A. Business sector: Banks. Position: Managing Officer.
Item 12.5.m.i

Fundação Bradesco

Member of the Managing Board

Banco Bradesco BBI S.A.

Managing Officer

Bradesco Securities Hong Kong Limited

Vice-Chairman of the Board of Directors

Bradesco Securities UK Limited

November 3, 2015 to January 15, 2019 – Vice-Chairman of the Board of Directors

Bradesco Securities, Inc.

November 3, 2015 to January 15, 2019 – Vice-Chairman of the Board of Directors

Kirton Bank S.A. – Banco Múltiplo

Managing Officer

BRAM – Bradesco Asset Management S.A. Distribuidora de Títulos e Valores Mobiliários

Managing Officer

Bradesco Leasing S.A. – Arrendamento Mercantil

Managing Officer

Banco Bradescard S.A.

Managing Officer

Banco Bradesco BERJ S.A.

Managing Officer

Banco Bradesco Europa S.A.

Vice-Chairman of the Board of Directors

Banco Losango S.A. – Banco Múltiplo

Managing Officer

BEM – Distribuidora de Títulos e Valores Mobiliários Ltda.

Managing Officer

Bradesco Administradora de Consórcios Ltda.

Managing Officer

Tempo Serviços Ltda.

Managing Officer

Item 12.5.m.ii	ANBIMA – Brazilian Financial and Capital Markets Association Vice-Chairman of the Board

WALKIRIA SCHIRRMEISTER MARCHETTI
Issuer	Banco Bradesco S.A. Business sector: Banks. Position: Managing Officer.
Item 12.5.m.i

Fundação Bradesco

Member of the Managing Board

Bradesco Leasing S.A. – Arrendamento Mercantil

Managing Officer

Banco Bradescard S.A.

Managing Officer

Banco Bradesco BBI S.A.

Managing Officer

Banco Bradesco BERJ S.A.

Managing Officer

Banco Losango S.A. – Banco Múltiplo

Managing Officer

BEM – Distribuidora de Títulos e Valores Mobiliários Ltda.

Managing Officer

Bradesco Administradora de Consórcios Ltda.

Managing Officer

Kirton Bank S.A. – Banco Múltiplo

Managing Officer

Tempo Serviços Ltda.

Managing Officer

Item 12.5.m.ii	-.-

      231– Reference Form – 2019

12. Shareholders´meeting and management

GUILHERME MULLER LEAL
Issuer	Banco Bradesco S.A. Business sector: Banks. Position: Managing Officer.
Item 12.5.m.i

Fundação Bradesco

Member of the Managing Board

Bradesco Leasing S.A. – Arrendamento Mercantil

Managing Officer

Banco Bradescard S.A.

Managing Officer

Banco Bradesco BBI S.A.

Managing Officer

Banco Bradesco BERJ S.A.

Managing Officer

Banco Losango S.A. – Banco Múltiplo

Managing Officer

BEM – Distribuidora de Títulos e Valores Mobiliários Ltda.

Managing Officer

Bradesco Administradora de Consórcios Ltda.

Managing Officer

Kirton Bank S.A. – Banco Múltiplo

Managing Officer

Tempo Serviços Ltda.

Managing Officer

Item 12.5.m.ii	-.-

ROGÉRIO PEDRO CÂMARA
Issuer	Banco Bradesco S.A. Business sector: Banks. Position: Managing Officer.
Item 12.5.m.i

Fundação Bradesco

Member of the Managing Board

Banco Bradescard S.A.

Managing Officer

Kirton Bank S.A. – Banco Múltiplo

Managing Officer

Scopus Soluções em TI Ltda.

Officer

Bradesco Leasing S.A. – Arrendamento Mercantil

Managing Officer

Banco Bradesco BBI S.A.

Managing Officer

Banco Bradesco BERJ S.A.

Managing Officer

Banco Losango S.A. – Banco Múltiplo

Managing Officer

BEM – Distribuidora de Títulos e Valores Mobiliários Ltda.

Managing Officer

Bradesco Administradora de Consórcios Ltda.

Managing Officer

Tempo Serviços Ltda.

Managing Officer

Item 12.5.m.ii	Câmara Interbancária de Pagamentos – CIP Alternate Member of the Board of Directors

      232– Reference Form – 2019

12. Shareholders´meeting and management

JOÃO CARLOS GOMES DA SILVA
Issuer	Banco Bradesco S.A. Business sector: Banks. Position: Managing Officer.
Item 12.5.m.i

Fundação Bradesco

Member of the Managing Board

Banco Bradesco Financiamentos S.A.

April 27, 2017 to April 27, 2018 – Superintendent Officer

Bradesco Leasing S.A. – Arrendamento Mercantil

Managing Officer

Banco Bradescard S.A.

Managing Officer

Banco Bradesco BBI S.A.

Managing Officer

Banco Bradesco BERJ S.A

Managing Officer

Banco Losango S.A. – Banco Múltiplo

Managing Officer

BEM – Distribuidora de Títulos e Valores Mobiliários Ltda.

Managing Officer

Bradesco Administradora de Consórcios Ltda.

Managing Officer

Kirton Bank S.A. – Banco Múltiplo

Managing Officer

Tempo Serviços Ltda.

Managing Officer

Item 12.5.m.ii	-.-

      233– Reference Form – 2019

12. Shareholders´meeting and management

BRUNO D´AVILA MELO BOETGER
Issuer	Banco Bradesco S.A. Business sector: Banks. Position: Managing Officer.
Item 12.5.m.i

Fundação Bradesco

Member of the Managing Board

Banco Bradesco Argentina S.A.

March 24, 2017 to March 21, 2018 – Officer

Banco Bradesco Europa S.A.

April 11, 2018 to June 28, 2019 – Vice-Chairman of the Board of Directors

Banco Losango S.A. – Banco Múltiplo

Managing Officer

Kirton Bank S.A. – Banco Múltiplo

Managing Officer

Bradesco Securities, Inc.

Vice-Chairman of the Board of Directors

Bradesco Securities UK Limited

Vice-Chairman of the Board of Directors

Bradesco Leasing S.A. – Arrendamento Mercantil

Managing Officer

Banco Bradescard S.A.

Managing Officer

Banco Bradesco BBI S.A.

Managing Officer

Banco Bradesco BERJ S.A.

Managing Officer

BEM – Distribuidora de Títulos e Valores Mobiliários Ltda.

Managing Officer

Bradesco Administradora de Consórcios Ltda.

Managing Officer

Tempo Serviços Ltda.

Managing Officer

Item 12.5.m.ii	-.-

      234– Reference Form – 2019

12. Shareholders´meeting and management

GLAUCIMAR PETICOV
Issuer	Banco Bradesco S.A. Business sector: Banks. Position: Managing Officer.
Item 12.5.m.i	Fundação Bradesco Member of the Managing Board
Item 12.5.m.ii

Global Council of Corporate Universities (GlobalCCU)

Member of the Advisory Council

SINDICREFI – Sindicato das Sociedades de Crédito, Financiamento e Investimento do Estado de São Paulo

May 1, 2018 to May 7, 2020 – Secretary Officer

FEBRABAN – Brazilian Federation of Banks

Member of the Banking Self-Regulation Committee

JOSÉ RAMOS ROCHA NETO
Issuer	Banco Bradesco S.A. Business sector: Banks. Position: Managing Officer.
Item 12.5.m.i

Fundação Bradesco

Member of the Managing Board

BRAM – Bradesco Asset Management S.A. Distribuidora de Títulos e Valores Mobiliários

January 10, 2017 to April 30, 2018 – Officer

BEM – Distribuidora de Títulos e Valores Mobiliários Ltda.

Officer

Bradesco Administradora de Consórcios Ltda.

Superintendent Officer

Bradesco Leasing S.A. – Arrendamento Mercantil

Deputy Officer

Item 12.5.m.ii

ABECIP – Brazilian Association of Real Estate Credit and Savings Entities

Vice-Chairman of the Board of Directors and Effective Member of the Deliberative Council

ANBIMA – Brazilian Financial and Capital Markets Association

Chairman of the Distribution Forum

ANTONIO JOSÉ DA BARBARA
Issuer	Banco Bradesco S.A. Business sector: Banks. Position: Deputy Officer.
Item 12.5.m.i

Fundação Bradesco

Member of the Managing Board

Bradesco Leasing S.A. – Arrendamento Mercantil

Deputy Officer

Banco Bradescard S.A.

Officer

Banco Bradesco BBI S.A.

Officer

Banco Bradesco BERJ S.A.

Officer

Banco Bradesco Financiamentos S.A.

Officer

Banco Losango S.A. – Banco Múltiplo

Officer

BEM – Distribuidora de Títulos e Valores Mobiliários Ltda.

Officer

Bradesco Administradora de Consórcios Ltda.

Officer

Kirton Bank S.A. – Banco Múltiplo

Officer

Item 12.5.m.ii	-.-

      235– Reference Form – 2019

12. Shareholders´meeting and management

EDSON MARCELO MORETO
Issuer	Banco Bradesco S.A. Business sector: Banks. Position: Deputy Officer.
Item 12.5.m.i

Fundação Bradesco

Member of the Managing Board

Elo Serviços S.A.

May 11, 2016 to July 26, 2019 – Member of the Credit Committee

Banco Bradescard S.A.

Officer

Bradescard México, Sociedad de Responsabilidad Limitada

Member of the Managing Board

RFS Human Management, Sociedad de Responsabilidad Limitada

Member of the Managing Board

Tempo Serviços Ltda.

Officer

Item 12.5.m.ii

Gestora de Inteligência de Crédito S.A.

Alternate Member of the Board of Directors

FEBRABAN – Brazilian Federation of Banks

Sector Officer and Sitting Member of the Executive Committee of Credit Environment

JOSÉ SÉRGIO BORDIN
Issuer	Banco Bradesco S.A. Business sector: Banks. Position: Deputy Officer.
Item 12.5.m.i

Fundação Bradesco

Member of the Managing Board

Bradesco Administradora de Consórcios Ltda.

March 1, 2017 to April 30, 2018 – General Officer

Bradesco Argentina de Seguros S.A.

October 9, 2015 to July 27, 2017 – Alternate Officer

Bradesco Auto/RE Companhia de Seguros

January 9, 2015 to October 9, 2017 – General Officer

Bradesco Seguros S.A.

March 30, 2016 to March 21, 2017 – General Officer

Bradseg Participações S.A.

April 1, 2016 to April 24, 2017 – General Officer

Atlântica Companhia de Seguros

January 9, 2015 to October 9, 2017 – General Officer

Item 12.5.m.ii	-.-

      236– Reference Form – 2019

12. Shareholders´meeting and management

LEANDRO DE MIRANDA ARAUJO
Issuer	Banco Bradesco S.A. Business sector: Banks. Position: Deputy Officer.
Item 12.5.m.i

Banco Bradesco BBI S.A.

February 20, 2015 to February 1, 2019 – Managing Officer

NCF Participações S.A.

Deputy Officer and Investor Relations Officer

Bradesco Leasing S.A. – Arrendamento Mercantil

Managing Officer and Investor Relations Officer

Item 12.5.m.ii	-.-

ROBERTO DE JESUS PARIS
Issuer	Banco Bradesco S.A. Business sector: Banks. Position: Deputy Officer.
Item 12.5.m.i	Fundação Bradesco Member of the Managing Board B3 – Brazilian Exchange & OTC External Member of the Product and Pricing Committee
Item 12.5.m.ii

FEBRABAN – Brazilian Federation of Banks

Sector Officer of the Executive Committee of Treasury Operations

ANBIMA – Brazilian Financial and Capital Markets Association

Bradesco Representative in the Negotiating Forum

✓  Members of the Department Board of Executive Officers:

ADEMIR APARECIDO CORREA JUNIOR
Issuer	Banco Bradesco S.A. Business sector: Banks. Position: Department Officer. From October 7, 2016 to June 2, 2019, he held the position of Regional Officer.
Item 12.5.m.i

BRAM – Bradesco Asset Management S.A. Distribuidora de Títulos e Valores Mobiliários

Officer

Fundação Bradesco

Member of the Managing Board

Kirton Bank S.A. – Banco Múltiplo (formerly HSBC Bank Brasil S.A. – Banco Múltiplo) Business sector: Financial. Position: From July 4, 2016 to April 28, 2017, he held the position of Regional Officer.

Item 12.5.m.ii	-.-

ANDRÉ BERNARDINO DA CRUZ FILHO
Issuer	Banco Bradesco S.A. Business sector: Banks. Position: Department Officer.
Item 12.5.m.i	Fundação Bradesco Member of the Managing Board BEM – Distribuidora de Títulos e Valores Mobiliários Ltda. Officer Kirton Bank S.A. – Banco Múltiplo July 1, 2016 to April 30, 2018 – Officer
Item 12.5.m.ii

Galgo Sistemas de Informações S.A.

Chairman of the Board of Directors

ANBIMA – Brazilian Financial and Capital Markets Association

Chairman of the Board of Regulation and Best Practices for the Capital Market

      237– Reference Form – 2019

12. Shareholders´meeting and management

ANDRÉ FERREIRA GOMES
Issuer	Banco Bradesco S.A. Business sector: Banks. Position: Department Officer.
Item 12.5.m.i	Fundação Bradesco Member of the Managing Board BRAM – Bradesco Asset Management S.A. Distribuidora de Títulos e Valores Mobiliários April 30, 2018 to January 14, 2019 – Officer
Item 12.5.m.ii	-.-

ANTONIO CARLOS MELHADO, ANTONIO DAISSUKE TOKURIKI, CARLOS WAGNER FIRETTI, EDILSON DIAS DOS REIS, EDILSON WIGGERS, KLAYTON TOMAZ DOS SANTOS, LAYETTE LAMARTINE AZEVEDO JUNIOR, MANOEL GUEDES DE ARAUJO NETO, MARCIO HENRIQUE ARAUJO PARIZOTTO, MARCOS APARECIDO GALENDE, PAULO EDUARDO WAACK, WALDEMAR RUGGIERO JÚNIOR

Issuer	Banco Bradesco S.A. Business sector: Banks. Position: Department Officer.
Item 12.5.m.i	Fundação Bradesco Member of the Managing Board
Item 12.5.m.ii	-.-

CLAYTON CAMACHO
Issuer	Banco Bradesco S.A. Business sector: Banks. Position: Department Officer.
Item 12.5.m.i	Fundação Bradesco Member of the Managing Board
Item 12.5.m.ii	FEBRABAN – Brazilian Federation of Banks Sitting Member of the Executive Committee of Legal Affairs

FERNANDO ANTÔNIO TENÓRIO
Issuer	Banco Bradesco S.A. Business sector: Banks. Position: Department Officer.
Item 12.5.m.i	Fundação Bradesco Member of the Managing Board
Item 12.5.m.ii	ASBEB – Associação dos Bancos do Estado da Bahia Chief Executive Officer FEBRABAN – Brazilian Federation of Banks Alternate Member of the Executive Committee of Consigned Credit

      238– Reference Form – 2019

12. Shareholders´meeting and management

FERNANDO FREIBERGER
Issuer	Banco Bradesco S.A. Business sector: Banks. Position: Department Officer.
Item 12.5.m.i	Fundação Bradesco Member of the Managing Board Kirton Bank S.A. – Banco Múltiplo April 29, 2016 to April 28, 2017 – Officer
Item 12.5.m.ii	-.-

FERNANDO HONORATO BARBOSA
Issuer	Banco Bradesco S.A. Business sector: Banks. Position: Department Officer.
Item 12.5.m.i	Fundação Bradesco Member of the Managing Board BRAM – Bradesco Asset Management S.A. Distribuidora de Títulos e Valores Mobiliários December 1, 2011 to April 30, 2016 – Executive Superintendent
Item 12.5.m.ii

FUNCEX – Fundação Centro de Estudos do Comércio Exterior

Member of the Higher Council

G100-Núcleo de Estudos do Desenvolvimento Empresarial e Econômico

Sitting Member of the Economic Center

FIESP – Federação das Indústrias do Estado de São Paulo

Member of the Higher Economy Council – COSEC

ANBIMA – Brazilian Financial and Capital Markets Association

Chairman and Member of the Permanent Macroeconomic Advisory Group

JOSÉ AUGUSTO RAMALHO MIRANDA
Issuer	Banco Bradesco S.A. Business sector: Banks. Position: Department Officer. From December 11, 2017 to June 2, 2019, he held the position of Officer.
Item 12.5.m.i	Fundação Bradesco Member of the Managing Board BRAiN – Brasil Investimentos e Negócios August 2014 to August 2016 – Executive Officer
Item 12.5.m.ii	ANBIMA – Brazilian Financial and Capital Markets Association Chairman of the Private Banking Committee

JOSÉ GOMES FERNANDES
Issuer	Banco Bradesco S.A. Business sector: Banks. Position: Department Officer.
Item 12.5.m.i

Fundação Bradesco

Member of the Managing Board

Banco Bradesco BBI S.A.

Officer

Banco Bradesco Financiamentos S.A.

Officer

Banco Losango S.A. – Banco Múltiplo

Officer

Bradesco Administradora de Consórcios Ltda.

Officer

Banco Bradesco BERJ S.A.

Officer

Bradesco Leasing S.A. – Arrendamento Mercantil

Officer

BRAM – Bradesco Asset Management S.A. Distribuidora de Títulos e Valores Mobiliários

Officer

Kirton Bank S.A. – Banco Múltiplo

Officer

BEM – Distribuidora de Títulos e Valores Mobiliários Ltda.

Officer

Item 12.5.m.ii	-.-

      239– Reference Form – 2019

12. Shareholders´meeting and management

JULIO CARDOSO PAIXÃO
Issuer	Banco Bradesco S.A. Business sector: Banks. Position: Department Officer.
Item 12.5.m.i	Fundação Bradesco Member of the Managing Board Elo Serviços S.A. May 11, 2016 to July 18, 2019 – Alternate Member of the Credit Committee
Item 12.5.m.ii	-.-

LEANDRO JOSÉ DINIZ
Issuer	Banco Bradesco S.A. Business sector: Banks. Position: Department Officer.
Item 12.5.m.i	Fundação Bradesco Member of the Managing Board Bradesco Administradora de Consórcios Ltda. December 30, 2016 to March 1, 2017 – Officer Bradesco Leasing S.A. – Arrendamento Mercantil Officer
Item 12.5.m.ii

ABEL – Associação Brasileira das Empresas de Leasing

Secretary Officer

ACREFI – Associação Nacional das Instituições de Crédito, Financiamento e Investimento

Vice-Chairman of the Board of Directors

CIESP – Centro das Indústrias do Estado de São Paulo

Sitting Member of the Regional Board of CIESP – Osasco, SP

CIBRASEC – Companhia Brasileira de Securitização

Alternate Member of the Board of Directors

CGFGH – Conselho Gestor do Fundo Garantidor Habitacional

Alternate Member of the Board of Directors

FEBRABAN – Brazilian Federation of Banks

Sitting Member of the Executive Committee of Banking Products – BF

FIABCI BRASIL- Capítulo Nacional Brasileiro da Federação Internacional das Profissões Imobiliárias

Member of the Board of Advisors

FPMPE – Fórum Permanente das Microempresas e Empresas de Pequeno Porte

Alternate Member

SINDLEASING – Sindicato Nacional das Empresas de Arrendamento Mercantil (Leasing)

Secretary Officer

      240– Reference Form – 2019

12. Shareholders´meeting and management

MARCELO FRONTINI
Issuer	Banco Bradesco S.A. Business sector: Banks. Position: Department Officer.
Item 12.5.m.i

Fundação Bradesco

Member of the Managing Board

NCR Brasil – Indústria de Equipamentos para Automação S.A.

April 27, 2017 to October 28, 2019 – Member of the Board of Directors

Scopus Soluções em TI Ltda.

November 18, 2011 to September 6, 2017 – Officer

Item 12.5.m.ii	FEBRABAN – Brazilian Federation of Banks Sitting Member of the Executive Committee of Innovation

MARCELO SANTOS DALL’OCCO
Issuer	Banco Bradesco S.A. Business sector: Banks. Position: Department Officer.
Item 12.5.m.i

Fundação Bradesco

Member of the Managing Board

Cielo S.A.

Effective Member of the Fiscal Council

Companhia Brasileira de Soluções e Serviços

August 29, 2011 to July 31, 2016 – Effective Member of the Fiscal Council

Elo Participações S.A.

April 29, 2014 to April 28, 2017 – Effective Member of the Fiscal Council

Elo Serviços S.A.

Alternate Member of the Fiscal Council

Item 12.5.m.ii	-.-

MARLOS FRANCISCO DE SOUZA ARAUJO
Issuer	Banco Bradesco S.A. Business sector: Banks. Position: Department Officer.
Item 12.5.m.i

Fundação Bradesco

Member of the Managing Board

2bCapital S.A.

Officer

BEM – Distribuidora de Títulos e Valores Mobiliários Ltda.

Officer

BRAM – Bradesco Asset Management S.A. Distribuidora de Títulos e Valores Mobiliários

Officer

Item 12.5.m.ii	FEBRABAN- Brazilian Federation of Banks Deputy Officer of the Executive Committee of Risk Management

MAURICIO GOMES MACIEL
Issuer	Banco Bradesco S.A. Business sector: Banks. Position: Department Officer.
Item 12.5.m.i	Fundação Bradesco Member of the Managing Board Bradesco Administradora de Consórcios Ltda. February 9, 2015 to January 12, 2017 – Officer
Item 12.5.m.ii	-.-

      241– Reference Form – 2019

12. Shareholders´meeting and management

OSWALDO TADEU FERNANDES
Issuer	Banco Bradesco S.A. Business sector: Banks. Position: Department Officer.
Item 12.5.m.i

Fundação Bradesco

Member of the Managing Board

Ágora Corretora de Títulos e Valores Mobiliários S.A.

September 26, 2014 to March 2, 2018 – Officer

Banco Bradesco BBI S.A.

March 26, 2014 to April 26, 2018 – Officer

Bradesco S.A. Corretora de Títulos e Valores Mobiliários

September 26, 2014 to March 2, 2018 – Officer

RCB Investimentos S.A.

Member of the Board of Directors

Item 12.5.m.ii	-.-

ROBERTO MEDEIROS PAULA
Issuer	Banco Bradesco S.A. Business sector: Banks. Position: Department Officer.
Item 12.5.m.i	Fundação Bradesco Member of the Managing Board Banco Bradesco Europa S.A. Member of the Board of Directors
Item 12.5.m.ii	-.-

VINICIUS URIAS FAVARÃO
Issuer	Banco Bradesco S.A. Business sector: Banks. Position: Department Officer.
Item 12.5.m.i

Banco Bradescard S.A.

Officer

Fundação Bradesco

Member of the Managing Board

Banco CBSS S.A.

Member of the Board of Directors

Cielo S.A.

Member of the Board of Directors

Member of the People Committee

Companhia Brasileira de Soluções e Serviços (Alelo)

Member of the Board of Directors

Crediare S.A. – Crédito, Financiamento e Investimento

Member of the Board of Directors

Elo Participações S.A.

CEO

Member of the Board of Directors

Elo Serviços S.A.

Vice-Chairman of the Board of Directors

Livelo S.A.

Member of the Board of Directors

Tempo Serviços Ltda.

Officer

Banco Bradesco Financiamentos

August 1, 2013 to January 31, 2017 – Officer

Item 12.5.m.ii	ABECS – Associação Brasileira das Empresas de Cartões de Crédito e Serviços Vice-President

      242– Reference Form – 2019

12. Shareholders´meeting and management

✓  Members of the Board of Executive Officers:

ALEXANDRE CESAR PINHEIRO QUERCIA, ALEXANDRE PANICO, CARLOS ALBERTO ALÁSTICO, EDMIR JOSÉ DOMINGUES, JEFERSON RICARDO GARCIA HONORATO, JÚLIO CESAR JOAQUIM, NAIRO JOSÉ MARTINELLI VIDAL JÚNIOR, NILTON PEREIRA DOS SANTOS JUNIOR, ROBERTO FRANÇA, RÚBIA BECKER, RUY CELSO ROSA FILHO

Issuer	Banco Bradesco S.A. Business sector: Banks. Position: Officer.
Item 12.5.m.i	Fundação Bradesco Member of the Managing Board
Item 12.5.m.ii	-.-

ANDRÉ LUIS DUARTE DE OLIVEIRA
Issuer	Banco Bradesco S.A. Business sector: Banks. Position: Officer.
Item 12.5.m.i	-.-
Item 12.5.m.ii	-.-

CARLOS HENRIQUE VILLELA PEDRAS
Issuer	Banco Bradesco S.A. Business sector: Banks. Position: Officer.
Item 12.5.m.i	Fundação Bradesco Member of the Managing Board
Item 12.5.m.ii	Câmara Brasileira de Comércio no Reino Unido (Brazilian Chamber of Commerce in the United Kingdom) Bradesco’s Representative

CARLOS LEIBOWICZ
Issuer	Banco Bradesco S.A. Business sector: Banks. Position: Officer.
Item 12.5.m.i	Kirton Bank S.A. – Banco Múltiplo July 4, 2016 to April 28, 2017 – Officer
Item 12.5.m.ii	-.-

FRANCISCO JOSÉ PEREIRA TERRA
Issuer	Banco Bradesco S.A. Business sector: Banks. Position: Officer.
Item 12.5.m.i

Banco Bradescard S.A.

Officer

Bradescard México Sociedad de Responsabilidad Limitada

Member of the Managing Board

Banco Digio S.A.

Member of the Board of Directors

Cielo S.A

Sitting Member of the Board of Directors

Companhia Brasileira de Soluções e Serviços (Alelo)

Effective Member of the Board of Directors

Crediare S.A. – Crédito, Financiamento e Investimento

Effective Member of the Board of Directors and Officer

Livelo S.A.

Member of the Board of Directors

MPO – Processadora de Pagamentos Móveis S.A.

Officer

RFS Human Management, Sociedad de Responsabilidad Limitada

Member of the Managing Board

Tempo Serviços Ltda.

Officer

Banco Losango S.A. – Banco Múltiplo

July 18, 2016 to April 30, 2018 – Officer

Credival – Participações, Administração e Assessoria Ltda.

July 1, 2016 to April 30, 2018 – Officer

Elo Participações S.A.

April 29, 2011 to April 29, 2016 – Effective Member of the Fiscal Council

Item 12.5.m.ii	-.-

      243– Reference Form – 2019

12. Shareholders´meeting and management

GILVANDRO MATOS DA SILVA
Issuer	Banco Bradesco S.A. Business sector: Banks. Position: Officer.
Item 12.5.m.i	Kirton Bank S.A. – Banco Múltiplo July 1, 2016 to September 30, 2016 – Officer
Item 12.5.m.ii	-.-

JEFFERSON RICARDO ROMON
Issuer	Banco Bradesco S.A. Business sector: Banks. Position: Officer.
Item 12.5.m.i	Fundação Bradesco Member of the Managing Board and Deputy Officer
Item 12.5.m.ii	Todos pela Educação (All for Education) Member of the Board of Governance

JOSÉ LEANDRO BORGES
Issuer	Banco Bradesco S.A. Business sector: Banks. Position: Officer.
Item 12.5.m.i	Conselho Empresarial Brasil-China Executive Vice-President
Item 12.5.m.ii	-.-

JULIANO RIBEIRO MARCÍLIO
Issuer	Banco Bradesco S.A. Business sector: Banks. Position: Officer.
Item 12.5.m.i

Bradesco Auto/RE Companhia de Seguros

March 27, 2017 to January 13, 2020 – Officer

Bradesco Capitalização S.A.

March 21, 2017 to January 13, 2020 – Officer

Bradesco Saúde S.A.

April 27, 2017 to January 13, 2020 – Officer

Bradesco Seguros S.A.

March 21, 2017 to January 13, 2020 – Officer

Bradesco Vida e Previdência S.A.

March 22, 2017 to January 13, 2020 – Officer

Bradseg Participações S.A.

March 20, 2018 to January 13, 2020 – Officer

Kirton Bank S.A. – Banco Múltiplo

July 1, 2016 to April 28, 2017 – Officer

Item 12.5.m.ii	-.-

      244– Reference Form – 2019

12. Shareholders´meeting and management

RENATA GEISER MANTARRO
Issuer	Banco Bradesco S.A. Business sector: Banks. Position: Officer.
Item 12.5.m.i

Fundação Bradesco

Member of the Managing Board

Banco Bradescard S.A.

Officer

Banco Bradesco BBI S.A.

Officer

Banco Bradesco BERJ S.A.

Officer

Banco Bradesco Financiamentos S.A.

Officer

Banco Losango S.A. – Banco Múltiplo

Officer

BEM – Distribuidora de Títulos e Valores Mobiliários Ltda.

Officer

Bradesco Leasing S.A. – Arrendamento Mercantil. Business sector: Leasing. Position: Officer.

BRAM – Bradesco Asset Management S.A. DTVM

Officer

Ágora Corretora de Títulos e Valores Mobiliários S.A.

February 1, 2018 to January 2, 2020 – Officer

Bradesco S.A. Corretora de Títulos e Valores Mobiliários

February 1, 2018 to January 2, 2020 – Officer

Bradespar S.A.

April 27, 2017 to April 27, 2018 – Deputy Member of the Fiscal Council

Elo Participações S.A.

July 27, 2017 to August 2018 – Member of the Audit Committee

Elo Serviços S.A.

December 8, 2016 to August 2018 – Member of the Audit Committee

Item 12.5.m.ii	FEBRABAN – Brazilian Federation of Banks Member of the Compliance Sectoral Committee IBCB – Instituto Brasileiro de Ciência Bancária Vice-President

ROMERO GOMES DE ALBUQUERQUE
Issuer	Banco Bradesco S.A. Business sector: Banks. Position: Officer.
Item 12.5.m.i	Fundação Bradesco Member of the Managing Board
Item 12.5.m.ii	ABECIP – Brazilian Association of Real Estate Credit and Savings Entities Alternate member of the Deliberative Council and Deputy Vice-Chairman of the Board of Directors

      245– Reference Form – 2019

12. Shareholders´meeting and management

VASCO AZEVEDO
Issuer	Banco Bradesco S.A. Business sector: Banks. Position: Officer.
Item 12.5.m.i	Fundação Bradesco Member of the Managing Board
Item 12.5.m.ii	Federal District Bank Association – ASSBAN-DF Chairman of the Board of Directors (Representative of Banco Bradesco)

VICTOR ROSA MARINHO DE QUEIROZ
Issuer	Banco Bradesco S.A. Business sector: Banks. Position: Officer.
Item 12.5.m.i	Fundação Bradesco Member of the Managing Board Tecban – Tecnologia Bancária S.A. November 9, 2017 to October 31, 2019 – Coordinator of the Remuneration Committee
Item 12.5.m.ii	-.-

✓  Members of the Regional Board of Executive Officers:

ALBERTO DO NASCIMENTO LEMOS
Issuer	Banco Bradesco S.A. Business sector: Banks. Position: Regional Officer.
Item 12.5.m.i	Kirton Bank S.A. – Banco Múltiplo July 4, 2016 to April 28, 2017 – Regional Officer
Item 12.5.m.ii	-.-

ALMIR ROCHA
Issuer	Banco Bradesco S.A. Business sector: Banks. Position: Regional Officer.
Item 12.5.m.i	-.-
Item 12.5.m.ii	ABERJ – Associação de Bancos no Estado do Rio de Janeiro Officer SBERJ – Sindicato dos Bancos do Estado do Rio de Janeiro Officer

ALTAIR LUIZ GUARDA, ALTAIR NAUMANN, AMADEU EMILIO SUTER NETO, ANDRÉ VITAL SIMONI WANDERLEY, DEBORAH D’AVILA PEREIRA CAMPANI SANTANA, DELVAIR FIDÊNCIO DE LIMA, FRANCISCO HENRIQUE FRANÇA FERNANDES, GERALDO DIAS PACHECO, JOSÉ ROBERTO GUZELA, MARCOS DANIEL BOLL, OSMAR SANCHES BISCUOLA, ROGERIO HUFFENBAECHER, TELMA MARIA DOS SANTOS CALURA

Issuer	Banco Bradesco S.A. Business sector: Banks. Position: Regional Officer.
Item 12.5.m.i	-.-
Item 12.5.m.ii

CÉSAR CABÚS BERENGUER SILVANY
Issuer	Banco Bradesco S.A. Business sector: Banks. Position: Regional Officer.
Item 12.5.m.i	-.-
Item 12.5.m.ii	ASBAN – Associação de Bancos Chairman of the Board of Directors

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12. Shareholders´meeting and management

JOÃO PEDRO DA SILVA VILLELA
Issuer	Banco Bradesco S.A. Business sector: Banks. Position: Regional Officer.
Item 12.5.m.i	Kirton Bank S.A. – Banco Múltiplo July 4, 2016 to April 28, 2017 – Regional Officer
Item 12.5.m.ii	-.-

JOSÉ FLÁVIO FERREIRA CLEMENTE
Issuer	Banco Bradesco S.A. Business sector: Banks. Position: Regional Officer.
Item 12.5.m.i	-.-
Item 12.5.m.ii

ABEB – Associação dos Bancos do Estado da Bahia

Officer

FENABAN – National Federation of Banks

Effective Member on the Board of Representatives, representing the SBEBS – Sindicato dos Bancos dos Estados da Bahia e de Sergipe

SBEBS – Sindicato dos Bancos dos Estados da Bahia e de Sergipe

Chief Executive Officer and Effective Representative with the National Federation of Banks (FENABAN)

NELSON VEIGA NETO
Issuer	Banco Bradesco S.A. Business sector: Banks. Position: Regional Officer.
Item 12.5.m.i	Kirton Bank S.A. – Banco Múltiplo July 4, 2016 to April 28, 2017 – Regional Officer
Item 12.5.m.ii	-.-

PAULO ROBERTO ANDRADE DE AGUIAR
Issuer	Banco Bradesco S.A. Business sector: Banks. Position: Regional Officer.
Item 12.5.m.i	Kirton Bank S.A. – Banco Múltiplo July 4, 2016 to April 28, 2017 – Regional Officer
Item 12.5.m.ii	-.-

      247– Reference Form – 2019

12. Shareholders´meeting and management

✓  Members of the Fiscal Council, elected by the controlling shareholders:

ARIOVALDO PEREIRA
Issuer	Banco Bradesco S.A. Business sector: Banks. Position: Effective Member of the Fiscal Council.
Item 12.5.m.i

Elo Participações S.A.

Effective Member of the Fiscal Council

Elo Serviços S.A.

Effective Member of the Fiscal Council

Bradespar S.A. Business sector: Comp. Adm. Part. – Mineral Extraction. Position: Effective Member of the Fiscal Council.

Item 12.5.m.ii	-.-

DOMINGOS APARECIDO MAIA and JOSÉ MARIA SOARES NUNES
Issuer	Banco Bradesco S.A. Business sector: Banks. Position: Effective Member of the Fiscal Council.
Item 12.5.m.i	-.-
Item 12.5.m.ii

NILSON PINHAL and RENAUD ROBERTO TEIXEIRA
Issuer	Banco Bradesco S.A. Business sector: Banks. Position: Alternate Member of the Fiscal Council.
Item 12.5.m.i	-.-
Item 12.5.m.ii

JOÃO BATISTA DE MORAES
Issuer	Banco Bradesco S.A. Business sector: Banks. Position: Alternate Member of the Fiscal Council.
Item 12.5.m.i	Bradespar S.A. Business sector: Comp. Adm. Part. – Mineral Extraction. Position: Effective Member of the Fiscal Council.
Item 12.5.m.ii	-.-

✓  Members of the Fiscal Council, elected by preferred shareholders who are not members of the controlling group:

CRISTIANA PEREIRA
Issuer	Banco Bradesco S.A. Business sector: Banks. Position: Effective Member of the Fiscal Council.
Item 12.5.m.i

ACE Governance. Business sector: Consulting. Position: Partner.

CESAR, Innovation Institute of Recife. Business sector: Research Center. Position: Member of the Board of Directors.

B3 – Brazilian Exchange & OTC. Business Sector: Stock exchanges. Position: Officer of Listing and Relations with Companies, from 2010 to 2017.

Item 12.5.m.ii	-.-

      248– Reference Form – 2019

12. Shareholders´meeting and management

REGINALDO FERREIRA ALEXANDRE
Issuer	Banco Bradesco S.A. Business sector: Banks. Position: Alternate Member of the Fiscal Council.
Item 12.5.m.i

BRF S.A. Business sector: food company. Position: Effective Member of the Fiscal Council (2015 and 2016).

Iochpe-Maxion S.A. Business sector: auto parts. Position: Effective Member of the Fiscal Council (2013 to 2017).

Paranapanema S.A. Business sector: Mining and Metallurgy. Position: Member of the Audit Committee (2017).

ProxyCon Business Consulting. Business sector: advisory activities and provision of services in the capital market, finances and corporate governance areas. Position: Officer (2003 to 2017).

Aliansce Shopping Centers S.A. Business sector: Development of shopping centers. Position: Member of the Fiscal Council (2014 and 2015).

Movida S.A. Business sector: rent of cars. Position: Member of the Fiscal Council (2017).

Paraná Banco S.A. Business sector: Banks. Position: Member of the Fiscal Council (2011 to 2015).

Unipar Carbocloro S.A. Business sector: petrochemistry company. Position: Member of the Fiscal Council (2012, 2013 and 2015).

Indústrias Romi S.A. Business sector: capital goods. Position: Alternate Member of the Fiscal Council (2015).

Grazziotin S.A. Business sector: Retail. Position: Alternate Member of the Fiscal Council (2015).

SLC Agrícola S.A. – Business sector: Agricultural Production. Position: Alternate Member of the Fiscal Council (2013 to 2015).

Cia. de Saneamento do Paraná – SANEPAR S.A. Business sector: Sanitation and water supply. Position: Effective member of the Fiscal Council.

Petróleo Brasileiro S.A. – Petrobras. Business sector: Oil and gas. Position: Effective member of the Fiscal Council (2013 to 2018).

Ser Educacional S.A. Business sector: Post-secondary and Graduate Programs. Position: Effective member of the Fiscal Council.

CPFL Energia S.A. Business sector: distribution, marketing and electric power supply. Position: Alternate member of the Fiscal Council.

Mahle Metal Leve S.A. Business sector: auto parts. Position: Sitting member of the Board of Directors.

Cia. Energética de Brasília – CEB. Business sector: Energy. Position: Effective Member of the Fiscal Council.

Rumo S.A. Business sector: Logistics. Position: Effective Member of the Fiscal Council.

B3 – Brazilian Exchange & OTC. Business sector: Stock Exchange. Position: Member of the Governance Committee of State-Owned Enterprises

Item 12.5.m.ii

Committee of Accounting Pronouncements (CPC)

Member of the Special Corporate Governance Committee and Vice-Coordinator of Institutional Relations

Museu de Arte Moderna de São Paulo – MAM

Member of the Fiscal Council

✓  Members of the Fiscal Council elected by common shareholders who are not members of the controlling group:

IVANYRA MAURA DE MEDEIROS CORREIA
Issuer	Banco Bradesco S.A. Business sector: Banks. Position: Effective member of the Fiscal Council
Item 12.5.m.i

Zurich Seguros. Business sector: Insurance company. Position: Officer responsible at SUSEP (Superintendence of Private Insurance), Member of the Board of Directors and Statutory Officer.

Penske Logistics. Business sector: Services and solutions of supply chain. Position: Financial Administrative Officer, for Latin America and Asia.

FNAC. Business sector: Retail/Bookstore. Position: Financial Administrative Officer of the Brazilian subsidiary.

Bank of America. Business sector: Banks. Position: Latin America Vice-President

Item 12.5.m.ii	Serpro (Federal Service of Data Processing) Member of the Board of Directors, nominated by the Ministry of Finance (independent member)

      249– Reference Form – 2019

12. Shareholders´meeting and management

GENIVAL FRANCISCO DA SILVA
Issuer	Banco Bradesco S.A. Business sector: Banks. Position: Alternate Member of the Fiscal Council.
Item 12.5.m.i	Golfox Assessoria Empresarial e Participações Ltda. Partner
Item 12.5.m.ii	-.-

•      Item 12.5. “n”:

Description of any of the following events that have occurred during the last 5 years: i. any criminal conviction; ii. any conviction in administrative proceedings of the CVM and the penalties applied; iii. any final conviction, in a judicial or administrative sphere, which has suspended or disabled them from the practice of a professional or trade activity:

None of the members of the Board of Directors, of the Board of Executive Officers, the Fiscal Council or the Committees was convicted under the terms of items i, ii and iii above.

•      Item 12.5. “k”:

If he/she is an independent member and, if so, what was the criterion used by the issuer to determine the independence:

The members of the Board of Directors, Samuel Monteiro dos Santos Junior and Walter Luis Bernardes Albertoni are independent members elected by the controller and have presented a statement attesting to their frameworks in relation to the criteria of independence of B3 – Brazilian Exchange & OTC. All members of the Fiscal Council are independent, elected by shareholders, whose role, under the current legislation, is to oversee the actions of the Management and verify the compliance with their legal and statutory duties.

In relation to each of the people who acted as member of the board of directors or the fiscal council in the last fiscal year, inform, in table format, the percentage of participation in meetings held by the respective body in the same period, which occurred after taking office:

BOARD OF DIRECTORS
MEMBERS	TOTAL NUMBER OF MEETINGS	% OF INTEREST
Luiz Carlos Trabuco Cappi	212	90%
Carlos Alberto Rodrigues Guilherme		82%
Denise Aguiar Alvarez		75%
João Aguiar Alvarez		61%
Milton Matsumoto		92%
Alexandre da Silva Glüher		89%
Josué Augusto Pancini		89%
Maurício Machado de Minas		88%
Samuel Monteiro dos Santos Junior	0	They were not members in the last fiscal year.
Walter Luis Bernardes Albertoni

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12. Shareholders´meeting and management

FISCAL COUNCIL
MEMBERS	TOTAL NUMBER OF MEETINGS	% OF INTEREST
Ariovaldo Pereira	77	100%
João Batista de Moraes		0%
Domingos Aparecido Maia		100%
Nilson Pinhal		0%
José Maria Soares Nunes		97%
Renaud Roberto Teixeira		0%
Cristiana Pereira	She was not a member in the last fiscal year.
Reginaldo Ferreira Alexandre	77	0%
Ivanyra Maura de Medeiros Correia	62	97%
Genival Francisco da Silva	28	0%

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12. Shareholders’ meeting and management

12.7/8  Composition of committees

AUDIT COMMITTEE(Statutory Body)
Name	Date of Birth	Profession	CPF [Individual Taxpayer’s Registry]	Position	Date of Appointment	Date that office was taken	Mandate	Other positions and duties with issuer	Number of consecutive mandates
Alexandre da Silva Glüher	August 14, 1960	Banking Employee	282.548.640/04	Member, acting as Coordinator	April 20, 2020	May 26, 2020	March 11, 2021	Member of the Board of Directors	0
Paulo Roberto Simões da Cunha	May 27, 1950	Accountant	567.047.048/68	Financial Expert	March 11, 2019	May 6, 2019	March 11, 2021	None	0
Paulo Ricardo Satyro Bianchini	September 11, 1955	Business Administrator	666.764.448/87	Member	March 11, 2019	May 6, 2019	March 11, 2021		0
José Luis Elias	January 5, 1956	Advisor	719.038.288/72	Member	March 11, 2019	May 6, 2019	March 11, 2021		0

MEMBERS	TOTAL NUMBER OF MEETINGS	% OF INTEREST
Alexandre da Silva Glüher	He was not a member in the last fiscal year.
Paulo Roberto Simões da Cunha	278	87%
Paulo Ricardo Satyro Bianchini	307	96%
José Luis Elias	280	88%

      252– Reference Form – 2019

12. Shareholders’ meeting and management

REMUNERATION COMMITTEE (Statutory Body)
Name	Date of Birth	Profession	CPF [Individual Taxpayer’s Registry]	Position	Date of Appointment	Date that office was taken	Mandate	Other positions and duties with issuer	Number of consecutive mandates
Luiz Carlos Trabuco Cappi	October 6, 1951	Banking Employee	250.319.028/68	Member, acting as Coordinator	March 11, 2020	March 12, 2020	Up until the first Meeting of the Board of Directors which is to be held after the 2022 Annual Shareholders’ Meeting	Chairman of the Board of Directors	10
Carlos Alberto Rodrigues Guilherme	December 21, 1943		021.698.868/34	Member				Vice-Chairman of the Board of Directors	9
Milton Matsumoto	April 24, 1945		081.225.550/04					Member of the Board of Directors	8
Fabio Augusto Iwasaki	June 3, 1976		022.058.549-09	Non-manager member				Department Manager	0

MEMBERS	TOTAL NUMBER OF MEETINGS	% OF INTEREST
Luiz Carlos Trabuco Cappi	12	100%
Carlos Alberto Rodrigues Guilherme		75%
Milton Matsumoto		100%
Fabio Augusto Iwasaki	He was not a member in the last fiscal year.

      253– Reference Form – 2019

12. Shareholders’ meeting and management

INTEGRATED RISK MANAGEMENT AND CAPITAL ALLOCATION COMMITTEE (Non-Statutory Body)
Name	Date of Birth	Profession	CPF [Individual Taxpayer’s Registry]	Position	Date of Appointment	Date that office was taken	Mandate	Other positions and duties with issuer	Number of consecutive mandates/years
André Rodrigues Cano	July 22, 1958	Banking Employee	005.908.058/27	Member, acting as Coordinator	December 19, 2016	None	Not stated	Executive Vice-President	3
Octaviano de Lazari Junior	July 18, 1963		044.745.768/37	Member	February 14, 2019			CEO	1
Josué Augusto Pancini	April 14, 1960		966.136.968/20		February 17, 2014			Member of the Board of Directors	6
Marcelo de Araújo Noronha	August 10, 1965		360.668.504/15		February 18, 2015			Executive Vice-President	5
Cassiano Ricardo Scarpelli	July 28, 1968		082.633.238/27		March 13, 2018			Executive Vice-President	2
Eurico Ramos Fabri	September 29, 1972		248.468.208/58		March 13, 2018			Executive Vice-President	2
Moacir Nachbar Junior	April 5, 1965		062.947.708/66		February 18, 2015			Managing Officer and Chief Risk Officer	5
Vinicius José de Almeida Albemaz	July 27, 1970	Economist	013.908.097/06		September 10, 2018			None	1
Marlos Francisco de Souza Araujo	July 26, 1977	Banking Employee	274.447.478/90		September 11, 2017			Department Officer	2

      254– Reference Form – 2019

12. Shareholders’ meeting and management

MEMBERS	TOTAL NUMBER OF MEETINGS	% OF INTEREST
André Rodrigues Cano	17	88%
Octavio de Lazari Junior		88%
Josué Augusto Pancini		88%
Marcelo de Araújo Noronha		76%
Cassiano Ricardo Scarpelli		71%
Eurico Ramos Fabri		76% 94%
Moacir Nachbar Junior
Vinicius José de Almeida Albernaz		35%
Marlos Francisco de Souza Araujo		100%

      255– Reference Form – 2019

12. Shareholders’ meeting and management

RISKS COMMITTEE (Non-Statutory Body)
Name	Date of Birth	Profession	CPF [Individual Taxpayer’s Registry]	Position	Date of Appointment	Date that office was taken	Mandate	Other positions and duties with issuer	Number of consecutive mandates
Maurício Machado de Minas	July 1, 1959	Banking Employee	044.470.098-62	Member, acting as Coordinator	April 20, 2020	None	Not stated	Member of the Board of Directors	0
Carlos Alberto Rodrigues Guilherme	December 21, 1943		021.698.868/34	Member	August 21, 2017			Vice-Chairman of the Board of Directors	2
André Rodrigues Cano	July 22, 1958		005.908.058/27		March 13, 2018			Executive Vice-President	2

MEMBERS	TOTAL NUMBER OF MEETINGS	% OF INTEREST
Maurício Machado de Minas	He was not a member in the last fiscal year.
Carlos Alberto Rodrigues Guilherme	12	58%
André Rodrigues Cano		100%

      256– Reference Form – 2019

12. Shareholders’ meeting and management

12.9 – Existence of a marital relationship, stable union or kinship up to the second degree related to issuer’s managers, subsidiaries and controlling companies

a)       issuer’s managers:

Ms. Denise Aguiar Alvarez is the sister of Mr. João Aguiar Alvarez; they are both Members of the Board of Directors.

b)       (i) issuer’s managers and (ii) subsidiaries’ managers, directly or indirectly bound to the issuer:

None.

c)       (i) issuer’s managers and the managers of their directly or indirectly held subsidiaries and (ii) issuer’s direct or indirect controllers:

None.

d)       (i) issuer’s managers and (ii) managers of the issuer’s direct or indirect controllers:

Ms. Denise Aguiar Alvarez and Mr. João Aguiar Alvarez, Members of the Board of Directors of the issuer, are the daughter and son, respectively, of Ms. Lina Maria Aguiar, Member of the Board of Directors of Cidade de Deus – Companhia Comercial de Participações and Member of the Managing Board of Fundação Bradesco, controlling companies of Banco Bradesco S.A.

      257– Reference Form – 2019

12. Shareholders’ meeting and management

12.10 – Relationships of subordination, provision of service or control between managers, subsidiaries, controlling companies and other

a)     company controlled, direct or indirectly, by the issuer, except for those in which the issuer detains, direct or indirectly, the total share capital:

Note: According to the criterion adopted by Bradesco, the wholly-owned subsidiaries are the companies in the Corporate Organizational Chart which, although Bradesco does not retain 100% of the share capital, in practice, are managed as wholly-owned subsidiaries, by the following features:

•    They are business corporations of a private limited partnership;

•    They have a minority interest of less than 1%; and

•     The Organization elects all members of Management.

•

b) direct or indirect controlling company of the issuer:

1.      Outside members of the Board of Directors

LUIZ CARLOS TRABUCO CAPPI
Company		BBD Participações S.A.	Cidade de Deus – Companhia Comercial de Participações	Fundação Bradesco	NCF Participações S.A.	Nova Cidade de Deus Participações S.A.
CNPJ (Corporate Taxpayer’s Registry)		07.838.611/0001-52	61.529.343/0001-32	60.701.521/0001-06	04.233.319/0001-18	04.866.462/0001-47
2017	Position	Vice-Chairman of the Board of Directors and Vice-President	Vice-Chairman of the Board of Directors and Vice-President	Vice-Chairman of the Managing Board and Vice-President	Vice-Chairman of the Board of Directors and Chief Executive Officer	Vice-President
	Note	-.-	-.-	-.-	-.-	-.-
	Controlling company	Indirect	Direct	Direct	Direct	Indirect
2018	Position	Vice-Chairman of the Board of Directors and Vice-President	Vice-Chairman of the Board of Directors and Vice-President	Vice-Chairman of the Managing Board and Vice-President	Vice-Chairman of the Board of Directors and Chief Executive Officer up to April 30, 2018*	Vice-President
	Note	-.-	-.-	-.-	-.-	-.-
	Controlling company	Indirect	Direct	Direct	Direct	Indirect
2019	Position	Chairman of the Board of Directors and Chief Executive Officer	Chairman of the Board of Directors and Chief Executive Officer	Chairman of the Managing Board and Chief Executive Officer	Chairman of the Board of Directors	Chief Executive Officer
	Note	-.-	-.-	-.-	-.-	-.-
	Controlling company	Indirect	Direct	Direct	Direct	Indirect

      258– Reference Form – 2019

12. Shareholders’ meeting and management

DENISE AGUIAR ALVAREZ, JOÃO AGUIAR ALVAREZ
Company		BBD Participações S.A.	Cidade de Deus – Companhia Comercial de Participações	Fundação Bradesco
CNPJ (Corporate Taxpayer’s Registry)		07.838.611/0001-52	61.529.343/0001-32	60.701.521/0001-06
2017	Position	Member of the Board of Directors	Member of the Board of Directors and Officer	Member of the Managing Board and Deputy Officer
	Note	-.-	-.-	-.-
	Controlling company	Indirect	Direct	Direct
2018	Position	Member of the Board of Directors	Member of the Board of Directors and Officer	Member of the Managing Board and Deputy Officer
	Note	-.-	-.-	-.-
	Controlling company	Indirect	Direct	Direct
2019	Position	Member of the Board of Directors	Member of the Board of Directors and Officer	Member of the Managing Board and Deputy Officer
	Note	-.-	-.-	-.-
	Controlling company	Indirect	Direct	Direct

CARLOS ALBERTO RODRIGUES GUILHERME
Company		BBD Participações S.A.	Cidade de Deus – Companhia Comercial de Participações	Fundação Bradesco	NCF Participações S.A.	Nova Cidade de Deus Participações S.A.
CNPJ (Corporate Taxpayer’s Registry)		07.838.611/0001-52	61.529.343/0001-32	60.701.521/0001-06	04.233.319/0001-18	04.866.462/0001-47
2017	Position	Member of the Board of Directors and Officer	Member of the Board of Directors and Officer	Member of the Managing Board and Managing Officer	Member of the Board of Directors	Officer
	Note	-.-	-.-	-.-	-.-	-.-
	Controlling company	Indirect	Direct	Direct	Direct	Indirect
2018	Position	Member of the Board of Directors and Officer	Member of the Board of Directors and Officer	Member of the Managing Board and Managing Officer	Member of the Board of Directors	Officer
	Note	-.-	-.-	-.-	-.-	-.-
	Controlling company	Indirect	Direct	Direct	Direct	Indirect
2019	Position	Vice-Chairman of the Board of Directors and Vice-President	Vice-Chairman of the Board of Directors and Vice-President	Vice-Chairman of the Managing Board and Vice-President	Vice-Chairman of the Board of Directors	Vice-President
	Note	-.-	-.-	-.-	-.-	-.-
	Controlling company	Indirect	Direct	Direct	Direct	Indirect

      259– Reference Form – 2019

12. Shareholders’ meeting and management

MILTON MATSUMOTO
Company		BBD Participações S.A.	Cidade de Deus – Companhia Comercial de Participações	Fundação Bradesco	NCF Participações S.A.	Nova Cidade de Deus Participações S.A.
CNPJ (Corporate Taxpayer’s Registry)		07.838.611/0001-52	61.529.343/0001-32	60.701.521/0001-06	04.233.319/0001-18	04.866.462/0001-47
2017	Position	Member of the Board of Directors and Officer	Member of the Board of Directors	Member of the Managing Board and Managing Officer	Member of the Board of Directors	Officer
	Note	-.-	-.-	-.-	-.-	-.-
	Controlling company	Indirect	Direct	Direct	Direct	Indirect
2018	Position	Member of the Board of Directors and Officer	Member of the Board of Directors	Member of the Managing Board and Managing Officer	Member of the Board of Directors	Officer
	Note	-.-	-.-	-.-	-.-	-.-
	Controlling company	Indirect	Direct	Direct	Direct	Indirect
2019	Position	Member of the Board of Directors and Officer	Member of the Board of Directors and Officer	Member of the Managing Board and Managing Officer	Member of the Board of Directors	Officer
	Note	-.-	-.-	-.-	-.-	-.-
	Controlling company	Indirect	Direct	Direct	Direct	Indirect

ALEXANDRE DA SILVA GLÜHER, JOSUÉ AUGUSTO PANCINI, MAURÍCIO MACHADO DE MINAS*
Company		BBD Participações S.A.	Cidade de Deus – Companhia Comercial de Participações	Fundação Bradesco	NCF Participações S.A.	Nova Cidade de Deus Participações S.A.
CNPJ (Corporate Taxpayer’s Registry)		07.838.611/0001-52	61.529.343/0001-32	60.701.521/0001-06	04.233.319/0001-18	04.866.462/0001-47
2017	Position	Member of the Board of Directors	Member of the Board of Directors	Member of the Managing Board and Managing Officer	Vice-President	Officer
	Note	-.-	-.-	-.-	-.-	-.-
	Controlling company	Indirect	Direct	Direct	Direct	Indirect
2018	Position	Member of the Board of Directors	Member of the Board of Directors	Member of Board Managing Board and Managing Officer	Member of the Board of Directors and Vice-President	Officer
	Note	-.-	-.-	-.-	-.-	-.-
	Controlling company	Indirect	Direct	Direct	Direct	Indirect
2019	Position	Member of the Board of Directors	Member of the Board of Directors	Member of the Managing Board and Managing Officer	Member of the Board of Directors	Officer
	Note	-.-	-.-	-.-	-.-	-.-
	Controlling company	Indirect	Direct	Direct	Direct	Indirect

      260– Reference Form – 2019

12. Shareholders’ meeting and management

2.      Members of the Board of Executive Officers

OCTAVIO DE LAZARI JUNIOR
Company		BBD Participações S.A.	Cidade de Deus – Companhia Comercial de Participações	Fundação Bradesco	NCF Participações S.A.	Nova Cidade de Deus Participações S.A.
CNPJ (Corporate Taxpayer’s Registry)		07.838.611/0001-52	61.529.343/0001-32	60.701.521/0001-06	04.233.319/0001-18	04.866.462/0001-47
2017	Position	-.-	-.-	Member of the Managing Board	Vice-President	-.-
	Note	-.-	-.-	-.-	-.-	-.-
	Controlling company	Indirect	Direct	Direct	Direct	Indirect
2018	Position	Member of the Board of Directors	Member of the Board of Directors	Member of the Managing Board and Managing Officer	Chief Executive Officer	Officer
	Note	-.-	-.-	-.-	-.-	-.-
	Controlling company	Indirect	Direct	Direct	Direct	Indirect
2019	Position	Member of the Board of Directors	Member of the Board of Directors	Member of the Managing Board and Managing Officer	Chief Executive Officer	Officer
	Note	-.-	-.-	-.-	-.-	-.-
	Controlling company	Indirect	Direct	Direct	Direct	Indirect

MARCELO DE ARAÚJO NORONHA
Company		BBD Participações S.A.	Cidade de Deus – Companhia Comercial de Participações	Fundação Bradesco	NCF Participações S.A.	Nova Cidade de Deus Participações S.A.
CNPJ (Corporate Taxpayer’s Registry)		07.838.611/0001-52	61.529.343/0001-32	60.701.521/0001-06	04.233.319/0001-18	04.866.462/0001-47
2017	Position	Member of the Board of Directors	Member of the Board of Directors	Member of the Managing Board and Managing Officer	Vice-President	Officer
	Note	-.-	-.-	-.-	-.-	-.-
	Controlling company	Indirect	Direct	Direct	Direct	Indirect
2018	Position	Member of the Board of Directors	Member of the Board of Directors	Member of the Managing Board and Managing Officer	Vice-President	Officer
	Note	-.-	-.-	-.-	-.-	-.-
	Controlling company	Indirect	Direct	Direct	Direct	Indirect
2019	Position	Member of the Board of Directors	Member of the Board of Directors	Member of the Managing Board and Managing Officer	Vice-President	Officer
	Note	-.-	-.-	-.-	-.-	-.-
	Controlling company	Indirect	Direct	Direct	Direct	Indirect

      261– Reference Form – 2019

12. Shareholders’ meeting and management

ANDRÉ RODRIGUES CANO
Company		BBD Participações S.A.	Cidade de Deus – Companhia Comercial de Participações	Fundação Bradesco	NCF Participações S.A.	Nova Cidade de Deus Participações S.A.
CNPJ (Corporate Taxpayer’s Registry)		07.838.611/0001-52	61.529.343/0001-32	60.701.521/0001-06	04.233.319/0001-18	04.866.462/0001-47
2017	Position	Member of the Board of Directors	Member of the Board of Directors	Member of the Managing Board and Managing Officer	Vice-President	Officer
	Note	-.-	-.-	-.-	-.-	-.-
	Controlling company	Indirect	Direct	Direct	Direct	Indirect
2018	Position	Member of the Board of Directors	Member of the Board of Directors	Member of the Managing Board and Managing Officer	Vice-President	Officer
	Note	-.-	-.-	-.-	-.-	-.-
	Controlling company	Indirect	Direct	Direct	Direct	Indirect
2019	Position	Member of the Board of Directors	Member of the Board of Directors	Member of the Managing Board and Managing Officer	Vice-President	Officer
	Note	-.-	-.-	-.-	-.-	-.-
	Controlling company	Indirect	Direct	Direct	Direct	Indirect

CASSIANO RICARDO SCARPELLI
Company		BBD Participações S.A.	Cidade de Deus – Companhia Comercial de Participações	Fundação Bradesco	NCF Participações S.A.	Nova Cidade de Deus Participações S.A.
CNPJ (Corporate Taxpayer’s Registry)		07.838.611/0001-52	61.529.343/0001-32	60.701.521/0001-06	04.233.319/0001-18	04.866.462/0001-47
2017	Position	-.-	-.-	Member of the Managing Board	-.-	-.-
	Note	-.-	-.-	-.-	-.-	-.-
	Controlling company	Indirect	Direct	Direct	Direct	Indirect
2018	Position	Member of the Board of Directors	Member of the Board of Directors	Member of the Managing Board and Managing Officer	Vice-President	Officer
	Note	-.-			-.-	-.-
	Controlling company	Indirect	Direct	Direct	Direct	Indirect
2019	Position	Member of the Board of Directors	Member of the Board of Directors	Member of the Managing Board and Managing Officer	Vice-President	Officer
	Note	-.-			-.-	-.-
	Controlling company	Indirect	Direct	Direct	Direct	Indirect

      262– Reference Form – 2019

12. Shareholders’ meeting and management

EURICO RAMOS FABRI
Company		BBD Participações S.A.	Cidade de Deus – Companhia Comercial de Participações	Fundação Bradesco	NCF Participações S.A.	Nova Cidade de Deus Participações S.A.
CNPJ (Corporate Taxpayer’s Registry)		07.838.611/0001-52	61.529.343/0001-32	60.701.521/0001-06	04.233.319/0001-18	04.866.462/0001-47
2017	Position	-.-	-.-	-.-	-.-	-.-
	Note	-.-	-.-	-.-	-.-	-.-
	Controlling company	Indirect	Direct	Direct	Direct	Indirect
2018	Position	Member of the Board of Directors	Member of the Board of Directors	Member of the Managing Board and Managing Officer	Vice-President	Officer
	Note	-.-	-.-	-.-	-.-	-.-
	Controlling company	Indirect	Direct	Direct	Direct	Indirect
2019	Position	Member of the Board of Directors	Member of the Board of Directors	Member of the Managing Board and Managing Officer	Vice-President	Officer
	Note	-.-	-.-	-.-	-.-	-.-
	Controlling company	Indirect	Direct	Direct	Direct	Indirect

MOACIR NACHBAR JUNIOR, RENATO EJNISMAN, WALKIRIA SCHIRRMEISTER MARCHETTI, GUILHERME MULLER LEAL, ROGÉRIO PEDRO CÂMARA, JOÃO CARLOS GOMES DA SILVA, BRUNO D’AVILA MELO BOETGER, GLAUCIMAR PETICOV, JOSÉ RAMOS ROCHA NETO, ANTONIO JOSÉ DA BARBARA, EDSON MARCELO MORETO, ROBERTO DE JESUS PARIS

Company		Fundação Bradesco
CNPJ (Corporate Taxpayer’s Registry)		60.701.521/0001-06
2017	Position	Member of the Managing Board
	Note	-.-
	Controlling company	Direct
2018	Position	Member of the Managing Board
	Note	-.-
	Controlling company	Direct
2019	Position	Member of the Managing Board
	Note	-.-
	Controlling company	Direct

      263– Reference Form – 2019

12. Shareholders’ meeting and management

JOSÉ SERGIO BORDIN
Company		Fundação Bradesco
CNPJ (Corporate Taxpayer’s Registry)		60.701.521/0001-06
2017	Position	-.-
	Note	-.-
	Controlling company	Direct
2018	Position	-.-
	Note	-.-
	Controlling company	Direct
2019	Position	Member of the Managing Board
	Note	-.-
	Controlling company	Direct

LEANDRO DE MIRANDA ARAUJO
Company		NCF Participações S.A.
CNPJ (Corporate Taxpayer’s Registry)		04.233.319/0001-18
2017	Position	-.-
	Note	-.-
	Controlling company	Direct
2018	Position	-.-
	Note	-.-
	Controlling company	Direct
2019	Position	Deputy Officer and Investor Relations Officer
	Note	-.-
	Controlling company	Direct

      264– Reference Form – 2019

12. Shareholders’ meeting and management

3. Other Members of the Board of Executive Officers

ADEMIR APARECIDO CORREA JUNIOR, EDILSON DIAS DOS REIS, VINICIUS URIAS FAVARÃO, ALEXANDRE PANICO, JEFERSON RICARDO GARCIA HONORATO, RUY CELSO ROSA FILHO, VASCO AZEVEDO
Company		Fundação Bradesco
CNPJ (Corporate Taxpayer’s Registry)		60.701.521/0001-06
2017	Position	-.-
	Note	-.-
	Controlling company	-.-
2018	Position	-.-
	Note	-.-
	Controlling company	-.-
2019	Position	Member of the Managing Board
	Note	-.-
	Controlling company	Direct

ANDRÉ BERNARDINO DA CRUZ FILHO, ANTONIO CARLOS MELHADO, ANTONIO DAISSUKE TOKURIKI, CARLOS WAGNER FIRETTI, CLAYTON CAMACHO, EDILSON WIGGERS, FERNANDO ANTÔNIO TENÓRIO, FERNANDO FREIBERGER, FERNANDO HONORATO BARBOSA, JOSÉ AUGUSTO RAMALHO MIRANDA, LAYETTE LAMARTINE AZEVEDO JUNIOR, LEANDRO JOSÉ DINIZ, MANOEL GUEDES DE ARAÚJO NETO, MARCELO FRONTINI, MARCELO SANTOS DALL’OCCO, MARCIO HENRIQUE ARAUJO PARIZOTTO, MARCOS APARECIDO GALENDE, MARLOS FRANCISCO DE SOUZA ARAÚJO, MAURÍCIO GOMES MACIEL, PAULO EDUARDO WAACK, WALDEMAR RUGGIERO JÚNIOR, ALEXANDRE CESAR PINHEIRO QUERCIA, CARLOS HENRIQUE VILLELA PEDRAS, EDMIR JOSÉ DOMINGUES

Company		Fundação Bradesco
CNPJ (Corporate Taxpayer’s Registry)		60.701.521/0001-06
2017	Position	Member of the Managing Board
	Note	-.-
	Controlling company	Direct
2018	Position	Member of the Managing Board
	Note	-.-
	Controlling company	Direct
2019	Position	Member of the Managing Board
	Note	-.-
	Controlling company	Direct

      265– Reference Form – 2019

12. Shareholders’ meeting and management

ANDRÉ FERREIRA GOMES, JOSÉ GOMES FERNANDES , JULIO CARDOSO PAIXÃO, KLAYTON TOMAZ DOS SANTOS, OSWALDO TADEU FERNANDES, ROBERTO MEDEIROS PAULA, CARLOS ALBERTO ALÁSTICO, NAIRO JOSÉ MARTINELLI VIDAL JÚNIOR, NILTON PEREIRA DOS SANTOS JUNIOR, ROBERTO FRANÇA, ROMERO GOMES DE ALBUQUERQUE, VICTOR ROSA MARINHO DE QUEIROZ

Company		Fundação Bradesco
CNPJ (Corporate Taxpayer’s Registry)		60.701.521/0001-06
2017	Position	-.-
	Note	-.-
	Controlling company	-.-
2018	Position	Member of the Managing Board
	Note	-.-
	Controlling company	Direct
2019	Position	Member of the Managing Board
	Note	-.-
	Controlling company	Direct

JEFFERSON RICARDO ROMON
Company		Fundação Bradesco
CNPJ (Corporate Taxpayer’s Registry)		60.701.521/0001-06
2017	Position	Member of the Managing Board and Deputy Officer
	Note	-.-
	Controlling company	Direct
2018	Position	Member of the Managing Board and Deputy Officer
	Note	-.-
	Controlling company	Direct
2019	Position	Member of the Managing Board and Deputy Officer
	Note	-.-
	Controlling company	Direct

c) if relevant, supplier, client, debtor or creditor of the issuer, its subsidiary, or controlling or subsidiaries of any of these people:

None.

      266– Reference Form – 2019

12. Shareholders’ meeting and management

12.11 – Agreements, including any insurance policies, for the payment or reimbursement of expenses incurred by Directors and Officers

Annually, Bradesco (itself, its subsidiaries and affiliate companies) purchases, with duration of twelve months, the General Liability Insurance of the Management (Insurance Directors & Officers – (D&O).

The purpose of this insurance is to cover the worldwide risks of its managers in the event of claims for compensation or legal claims, whether they originate from third party individuals, legal entities or government bodies which, supposedly, feel harmed by acts performed by the insured. The insurance policies cover claims made against the insured, exclusively, for tortious acts (deliberate actions or omissions, but not willful) practiced by the insured.

Insured is understood as any person who has been, or will be, as the case may be, a member of the Board of Directors, the Board of Executive Officers, of the Fiscal Council or any other statutory body or body established by contract or bylaws of Bradesco or its subsidiaries, or any employee who has powers of management and/or representation in dealings with third parties or whose position entails the representation of fact or of law of the company in dealings with third parties.

The scope of coverage is worldwide, except for (i) claims in countries blocked by economic sanctions and (ii) for environmental damage in the USA.

For the period from November 20, 2018 to November 20, 2019, the contracted coverage was of US$170 million and the total premium was of R$3.8 million, already including IOF. The D&O Insurance has been renewed for the period from November 20, 2019 to November 20, 2020, in which the contracted coverage was of US$170 million and the premium paid of US$11.2 million, plus the IOF.

As regards the payment of fines by Insurance Companies, according to CVM/SEP Circular Letter No. 2/2020, the Management of the Company believes that such payments are adequate and seek the best interest of the Company, because they allow managers more assurance in the exercise of their duties and activities. It is worth remembering that there is no coverage by Insurance Companies if deceit, fraud or bad faith by the manager is ascertained.

      267– Reference Form – 2019

12. Shareholders’ meeting and management

12.12 – Other relevant information

1)       Positions occupied by Directors of Banco Bradesco S.A. on the board of directors, fiscal council, committees and executive bodies of other companies or entities, in the terms of item 4.4. of the Level 1 List Regulation of Corporate Governance of B3, except for those already mentioned in item 12.5:

LUIZ CARLOS TRABUCO CAPPI, CARLOS ALBERTO RODRIGUES GUILHERME, DENISE AGUIAR ALVAREZ, JOÃO AGUIAR ALVAREZ, MILTON MATSUMOTO, ALEXANDRE DA SILVA GLÜHER, JOSUÉ AUGUSTO PANCINI, MAURÍCIO MACHADO DE MINAS, SAMUEL MONTEIRO DOS SANTOS JUNIOR, WALTER LUIS BERNARDES ALBERTONI

COMPANY/ENTITY	POSITION/FUNCTION
None.

2)   Information on Bradesco’s Meetings held in the last three (3) years:

Meetings	2017	2018	2019
Date of realization	March 10	March 12	March 11	August 30
Meeting quorum at each event	85.6% of Common Shares and 30.0% of Preferred Shares	83.96% of Common Shares and 46.66% of Preferred Shares	81.94% of Common Shares and 45.43% of Preferred Shares	78.35% of Common Shares
Cases of realization on a second call	None.

3)   Information pertaining to appointing the Bradesco’s Ombudsman.

NAIRO JOSÉ MARTINELLI VIDAL JÚNIOR
Date of birth	December 26, 1969
Profession	Banking Employee
CPF [Individual Taxpayer’s Registry]	116.088.168-50
Date of designation	March 11, 2020
Date that office was taken	March 12, 2020
Mandate	Until the first meeting of the Board of Directors that is to be held after the 2022 Annual Shareholders’ Meeting.
Position	Officer

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13. Management Remuneration

13.1 – Description of the policy or compensation practice, including the Non-Statutory Board of Executive Officers

a)     Objectives of remuneration policy or practice informing if the remuneration policy has been formally approved, body responsible for its approval, date of approval and, if the issuer discloses the policy, locations in the world computer network where the document can be consulted

In 2012, Bradesco amended its remuneration policy for managers, approved by the Board of Directors at the Special Meeting of February 6, 2012, in order to reflect the objectives established by Resolution No. 3,921/10 of the National Monetary Council (CMN), which caused, from that year on, the payment of part of the amount approved in the Annual Shareholders’ Meeting as variable compensation. Its policy aims at:

•     ensuring that the compensation practice is in accordance with the law, rules and regulations that govern the matter, based on the Manager’s duties, which result from the positions they hold and functions they perform; time dedicated to their functions; in competence and professional reputation, in view of their experience and qualification; and in the value of their services in the market;

•     providing alignment between compensation practices for the Management and the Organization’s interests, so that the decisions made are the best possible, seeking to create value for its shareholders and investors; and

•     ensuring that the compensation practice is related to objectives that seek the valuation of the Organization, not encouraging behaviors that increase the risk exposure above levels considered prudent for the strategies adopted for the short-, medium- and long-terms.

The Remuneration Policy is available on the website:

https://www.bradescori.com.br/siteBradescoRI/Paginas/governancacorporativa/141_estatuto-politicas.aspx?AbaSelecionada=2.

b)     Composition of compensation, indicating:

                                    i.        description of the compensation elements and objectives of each one of them

a)       Board of Directors and Board of Executive Officers

The compensation of the members of the Board of Directors and of the Board of Executive Officers consists of Fixed Compensation, represented by Monthly Compensations fixed for the duration of their term, and Variable Compensation, based on target criteria and performance indicators, attributed according to the criteria of multiple Monthly Compensation, up to the limit authorized by the Shareholders’ Meeting.

In addition, annually, a proposal is submitted to the approval of the Shareholders’ Meeting to fund the Pension Plan for Managers, the amounts of which are shown in item 13.2, as post-employment benefits, which aims to ensure the commitment of managers to the present and future development of the Company’s activities, that is, its operations focusing on business perpetuity and long-term value generation.

Pursuant to CVM/SEP Circular Letter No. 2/2020, we are indicating in item 13.2, in the years 2019, 2018 and 2017, the amounts corresponding to social security contributions (INSS) paid by Bradesco and recognized in its results.

b)       Fiscal Council

The compensation of the Effective Members of the Fiscal Council is fixed by the Shareholders’ Meeting in which they are elected and they cannot be lower, for each member in office, to ten percent (10%) of the monthly compensation that, on average, is attributed to each Officer, as fixed compensation, without, under current legislation, the payment of benefits, expense account and participation in the Company’s profit sharing, or any other denomination.

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c)       Audit Committee

The compensation of the Members of the Audit Committee is represented by fixed monthly payments for the term of his mandate, with the exception of a member which only receives compensation as a member of the Board of Directors, and aims at rewarding the contribution of each member for acting on advising the Board of Directors in the performance of its attributions related to the follow up of the accounting practices adopted in the preparation of the Company’s financial statements and of its subsidiaries, as well as in the process of appointing and evaluating the effectiveness of the independent audit.

Another important factor in the definition of the compensation is that the Committee’s members must have high technical qualification so as to exercise their position and at least one of them must have proven knowledge in the areas of accounting and auditing of financial institutions which qualify him to exercise his function, proving the high degree of expertise required from them, including by the regulatory bodies.

d)       Remuneration Committee

The Remuneration Committee, defined in the Bylaws, is composed by members chosen among the members of the Company’s Board of Directors and also, as required by CMN Resolution No. 3,921/10, by one (1) non-manager member. The members of the Board of Directors and the non-manager member, when an employee of the Bradesco Organization, are not compensated due to the position of member of the Remuneration Committee. While being a non-employee, when nominated, the member has his/her compensation set by the Board of Directors, according to the market parameters. No Manager of the Bradesco Organization is remunerated for the functions that they exercise in the Bradesco Organization committees.

e)       Other Committees

The members of the other committees are compensated only for the duties they perform in the management bodies or executive areas in which they act in Bradesco Organization. No Manager of Bradesco Organization is compensated for duties that they perform in the referred committees.

                                   ii.        Regarding the last three fiscal years, what is the proportion of each element in the total remuneration

The Management remuneration is comprised of Fixed Compensation, represented by Monthly Compensations established according to the duration of their term, and Variable Compensation awarded according to the criteria of multiple Monthly Compensations, based on target criteria and performance indicators, up to the limit authorized by the Shareholders’ Meeting.

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We highlight that the proportion/percentage of each element in the total compensation is not established, and it can be changed annually.

Fiscal Year ended in December 31, 2019	Annual Fixed Compensation (1)	Variable Compensation (2)	Post-Employment Benefit (3)	Total
Board of Directors	20.7%	42.8%	36.5%	100.0%
Board of Executive Officers	21.5%	42.0%	36.5%	100.0%
Fiscal Council	100.0%	0.0%	0.0%	100.0%
Audit Committee	100.0%	0.0%	0.0%	100.0%

Fiscal Year ended in December 31, 2018	Annual Fixed Compensation (1)	Variable Compensation (2)	Post-Employment Benefit (3)	Total
Board of Directors	23.6%	30.5%	45.9%	100.0%
Board of Executive Officers	26.2%	28.0%	45.8%	100.0%
Fiscal Council	100.0%	0.0%	0.0%	100.0%
Audit Committee	100.0%	0.0%	0.0%	100.0%

Fiscal Year ended in December 31, 2017	Annual Fixed Compensation (1)	Variable Compensation (2)	Post-Employment Benefit (3)	Total
Board of Directors	25.8%	29.4%	44.8%	100.0%
Board of Executive Officers	26.6%	27.6%	45.8%	100.0%
Fiscal Council	100.0%	0.0%	0.0%	100.0%
Audit Committee	100.0%	0.0%	0.0%	100.0%

(1) The proportion/percentage highlighted in the Fixed Annual Compensation column includes the value of the INSS (social security) recognized in the Company’s results;

(2) The proportion/percentage highlighted in the Variable Annual Compensation column includes the value of the INSS (social security) recognized in the Company’s results; and

(3) The amounts correspondent to post-employment benefits are related to the Managers’ pension plan.

                                 iii.        methodology for calculating and adjusting each component of the compensation

Board of Directors and Board of Executive Officers

•         Fixed Compensation or Monthly Compensation: monthly fixed compensations established for the period of the Manager’s term.

•         Variable Compensation: amount attributed to the Managers, as performance compensation, in addition to the Fixed Compensation, based on the target criteria and performance indicator. It is important to highlight that the total Variable Compensation will be paid on a date defined by the Board of Directors, and 50% of the net value of the Variable Compensation will be allocated for the purchase of PNB shares issued by BBD Participações S.A. (PNB BBD Shares) and/or preferred shares issued by Bradesco (Bradesco preferred shares), which are filed and unavailable (“Restricted Shares”). The Restricted Shares become available in three (3) equal, annual and successive installments. The first installment will expire one year after the date of the acquisition of shares.

•         Overall Amount: includes the total compensation (fixed compensations and variable compensation).

To determine the overall amount for compensation, Bradesco Organization observes the following criteria:

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1.       Bradesco Organization’s Remuneration Committee: proposes to the Board of Directors the Overall Amount for compensation (Monthly Compensation and Variable Compensation). The payment of Variable Compensation will observe the target criteria and performance indicators to be established and will be limited to Overall Amount, to be distributed to the Managers.

To define the Overall Amount for compensation (Monthly Compensations and Variable Compensation), the Remuneration Committee shall observe the following aspects:

•          size and result of the company comparing to its competitors;

•          domestic and foreign economic conditions, taking into consideration the past, present and future scenarios;

•          internal and external factors that may affect the Bradesco Organization’s businesses (current and potential risks); and

•          Bradesco Organization’s Overall performance, involving the recurrent income realized and the capacity to produce cash flows.

The Remuneration Committee will use other indicators when deem necessary and suitable. In addition, it will use studies, evaluations, surveys and other materials prepared by the technical areas, such as DEPEC – Department of Research and Economic Studies, DC – Department of Control, General Accounting and DCIR – Integrated Risk Control Department, besides other areas it deems appropriate.

2.       Board of Directors: the most important management Body of the Bradesco Organization, it must evaluate the Remuneration Committee proposals and resolve on them.

3.       Shareholders’ Meeting: it is incumbent on the Shareholders’ Meeting to approve the Overall Amount for the compensation of the Company.

Once all the steps to determine and approve the Overall Amount for compensation are fulfilled, it is incumbent on the Board of Directors of Bradesco to establish the compensation of each one of the Managers, comprised by Monthly Compensation and, based on the fulfillment of the target criteria and indicators, Variable Compensation.

Audit Committee

The process to calculate and readjust the Audit Committee’s compensation starts in the Remuneration Committee.

The Board of Directors, on its turn, evaluates the recommendations and proposals of this Committee and defines the amount of compensation for each Committee’s member.

                                 iv.        reasons that justify the composition of compensation

The compensation structure for the Managers of Bradesco, composed of a fixed compensation (monthly fees) and a variable compensation (multiple fixed fees), in line with the guidelines set out in its Management Remuneration Policy, which takes into account the rules issued by CMN Resolution No. 3,921/10, and, in addition, the post-employment benefit in the Supplementary Pension Plan, seek to align the interests of the Managers with the projects and results of Bradesco.

In addition, the composition of compensation and the post-employment benefit are based on the management’s alignment with the short-, medium- and long-term results and risks of the Company, as well as them being justified as a means to retain knowledgeable and high quality Managers among the staff members of Bradesco.

                                   v.        existence of non-remunerated members by the issuer and the reason for this fact

Not applicable.

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13. Management Remuneration

c)     main performance indicators that are taken into consideration in determining each component of compensation

Corporate Assessment Process

The uniformity in the treatment of work areas is one of the keys for the Bradesco Organization’s effectiveness, as a manner to inhibit the individualism, maintaining a good work environment favorable for teamwork.

The Organization maintains a collegiate management culture, in which all relevant decisions, business or administrative ones, are made by committees composed, primarily, by Managers.

Thus, even with the establishment of goals and objectives for all areas, individually, for purposes of compensation, prevails the Overall performance of the Organization, making no segregation of area, if it is considered as area of business or support, technical or relationship.

This overall performance, denominated in the Corporate Rule as Corporate Assessment Process takes into consideration the outcome of performance indicators, as follows:

•        ROAE – Return on Equity – Adjusted;

•        Overall Customer Satisfaction Index;

•        Basel Index – Level 1;

•        Operating Efficiency Ratio (ER);

•        Social and Environmental Dimension of Market Indexes; and

•        Coverage Index.

Individual assessment process

The individual performance of the Managers, as well as their corresponding areas, is accompanied by their respective superiors, according to the formal evaluation process, in compliance with the requirements of CMN Resolution No. 3,921/10.

For the formal assessment process, specific indicators are defined for areas and for individual assessment, according to the Managers’ functions, taking into account the areas for business, controls, and other supporting areas.

For the assessment of areas, at least the following groups of indicators are considered:

a)       main activity actions: are indicators that suggest the goals and objectives of the main activities of the area;

b)       actions focused on operational efficiency: are indicators that measure the operating efficiency, in order to maximize their results with minimum use of resources;

c)       actions directed to risks management: are corporate indicators that measure exposure to risk and the internal controls, properly monitored by the responsible Area (Integrated Risk Control Department – DCIR);

d)       actions directed to customer service: are indicators that assess the results/levels of satisfaction of internal and/or external customers; and

e)       actions directed to environmental aspects: are indicators that assess the degree of compliance of the objectives of the area to environmental aspects.

For individual assessment, at least the following indicators are considered:

a)       quality of the products/services: aims to evaluate the quality standards of products/services offered/rendered according to the area of the Manager assessed;

b)       commitment to strategy: aims to evaluate if its performance reflected positively with material contributions to the Strategic Planning in the period;

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13. Management Remuneration

c)       participation in collegiate decisions: aims to evaluate the active participation in meetings and committees, with opinions that contributed to the submitted decisions;

d)       leadership team: evaluates the team management process;

e)       planning: assesses the ability to plan the activities of their area in the medium- and long-term;

f)        overview: evaluates, mainly, the Managers’ vision about future trends to meet the demands of the market; and

g)       applies to the Board of Directors and its respective members, if suitable, the indicators listed above.

The performance assessment of Managers in the areas of internal control and risks management must be based on the achievement of the objectives of their own functions and not specifically in the overall performance of the Organization. The Integrated Risk Control Department – DCIR and the General Inspectorate Department – IGL are considered areas of internal control and risk management in the context of the Bradesco Organization, as well as the related areas of other companies of the Bradesco Organization.

d)     how compensation is structured to reflect the evolution of performance indicators

It is up to the Board of Directors, after completion of all stages of definition and approval of the Overall Amount, to set the value of the compensation for each one of the Managers, in compliance with the following rules:

i.         uniformity of compensation among members of the same hierarchy (office), or differentiation as a result of the time in that position, experience, academic background or other difference that the Board of Directors deems appropriate;

ii.        part of the Overall Amount approved will be distributed in fixed equal monthly installments during the term of office of the Manager, subject to the provisions above, called Monthly Compensation; and

iii.      the remaining part of the Overall Amount may be distributed as Variable Compensation, upon proposal of the Remuneration Committee, which shall comply with established target criteria and performance indicators.

Based on the assessment and proposal of the Remuneration Committee, the Board of Directors shall define the amount of the Variable Compensation that will be paid to Managers, which will correspond to equal multiples of the Monthly Compensation that each Manager is receiving at the date of the resolution for the payment of Variable Compensation.

e)     how the remuneration policy or practice is in line with the issuer’s short-, medium- and long-term interests

One of the guidelines of the Management Remuneration Policy is to ensure that the compensation practice is related to goals that seek the appreciation of the Bradesco Organization and of the individual, not encouraging behaviors that increase the exposure to risk above the levels considered  as  prudent  in the short-, medium- and long-term strategies adopted by the Bradesco Organization.

As a result of this, through the payment of fixed compensation, Bradesco seeks, in the short term, to align its interests with those of its Management.

In order to encourage the alignment of interests in the medium-term, Bradesco can make the payment of a variable compensation to its Management, according to item 13.1.d.iii of the Reference Form, which will be approved once it has been verified that certain indicators have been met.

The payment of the variable compensation will be made upon receipt of fifty percent (50%) in cash and fifty percent (50%) destined to the acquisition of PN shares issued by Bradesco or PNB shares issued by BBD Participações S.A. (company that is a member of the control group of Bradesco), which shall be recorded and will be unavailable (“Restricted Shares”), becoming available in three (3) equal, annual and successive installments.

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13. Management Remuneration

The Restricted Shares held by the Managers are subject to adjustments if there is a significant reduction of the recurrent profit performed by Bradesco, or if the financial result is negative, during the period of deferment.

In addition, Managers are entitled to a Pension Plan that aims to ensure that their performance is in line with the sustainability of the business and the creation of long-term values for the Company. This systematic approach binds the Managers to cautious management in practice and in line with the long-term risks, leading to the increase of the values distributed to the shareholders of the Company.

f)      existence of compensation supported by subsidiaries, controlled or direct or indirect controllers

Not applicable.

g)     existence of any compensation or benefit related to the occurrence of certain corporate event, such as the sale of the corporate control of the issuer

Not applicable.

h)     practices and procedures adopted by the board of directors to define the individual compensation of the board of directors and board of executive officers, indicating:

i.                    Those who participate in the process and participate in the decision-making process, identifying how they participate

The governance policy is responsible for ensuring compliance with the Remuneration Policy for the following functions:

•        Remuneration Committee of the Bradesco Organization, (i) analyses the result of the performance assessments in order to propose the payment of the Variable Compensation to be deliberated by the Board of Directors; (ii) proposes to the Board of Directors the Overall Amount of the compensation (Monthly Compensation and Variable Compensation) to be distributed to the Managers of each company of the Organization; and (iii) proposes to the Board of Directors the payment of Variable Compensation to the Management of each company of the Organization.

•        Board of Directors, evaluating the Remuneration Committee and deliberating on them.

•        Shareholders’ General Meeting / Meeting of Shareholders, approves the Global Amount of the company’s concession.

ii.                    criteria and methodology used to determine the individual remuneration, indicating whether studies are used to verify market practices and, if so, the criteria for comparison and the scope of such studies.

The guidelines established in the Remuneration Policy are in compliance with the laws, rules and regulations that govern the subject, observing the following rules:

•        to ensure the establishment of remuneration practice for all Managers of the Organization, which includes the Members of the Board of Directors and Board of Executive Officers, maintaining the uniformity of compensation among the members of the same hierarchy (position), and there may be differentiation as a result of time in the position, experience, academic formation or other differential that the Board of Directors deems appropriate. The compensation is distributed in fixed monthly installments;

•        to ensure that the practice of compensation is in conformity with the legislation, rules and regulations that govern the matter, and it is the responsibility of the Board of Directors and the relevant Management Bodies to determine the compensation of each of the managers based on: i) the responsibilities of the Managers, considering the different positions they occupy and the functions they perform; (ii) the time devoted to their duties; (iii) the professional competence and reputation, in view of their experience and qualification; and (iv) the value of its services in the market;

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•        to promote the alignment between the compensation practices of the Managers and the interests of the Organization, so that the decisions made are the best possible, seeking to create value for its shareholders and investors; and

•        to ensure that the practice of compensation is related to objectives that seek the appreciation of the Organization, not encouraging behaviors that increase the exposure to risk above the levels considered prudent in the short-, medium- and long-term strategies adopted.

iii.                    how often and how the board of directors assesses the adequacy of the issuer’s remuneration policy.

Annually.

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13. Management Remuneration

13.2 – Total compensation of the Board of Directors, Statutory Board of Executive Officers and Fiscal Council

Total compensation planned for current fiscal year (2020) - Annual Amounts
	Board of Directors	Board of Executive Officers	Fiscal Council	Total
Total no. of members	10.00	94.00	5.00	109.00
No. of members paid	10.00	94.00	5.00	109.00
Fixed annual compensation	28,248,500.00	177,946,195.00	1,323,000.00	207,517,695.00
Salary or withdrawal	23,060,000.00	145,262,200.00	1,080,000.00	169,402,200.00
Direct and indirect benefits	-	-	-	-
Committee membership	-	-	-	-
Other	5,188,500.00	32,683,995.00	243,000.00	38,115,495.00
Description of other fixed compensation	Estimated amount of the INSS of the Company		-	-
Variable compensation	48,902,000.00	376,903,305.00	-	425,805,305.00
Bonus	-	-	-	-
Profit sharing	-	-	-	-
Attending meetings	-	-	-	-
Commissions	-	-	-	-
Other	48,902,000.00	376,903,305.00	-	425,805,305.00
Description of other variable compensation

Of the total variable compensation,
R$8,982,000.00 refers to the estimated value of the social security contribution to the INSS.
Of the remaining R$39,920,000.00 of the total variable compensation, based on the criteria of targets and performance indicators, 50% of the net value will be allocated to the acquisition of PNB shares issued by BBD Participações S.A. (BBD PNB Shares) and/or PN shares issued by Bradesco (PN Shares Bradesco), and will become available in three (3) equal, annual and successive installments, with the first installment being due in the subsequent year of the effective payment date.

Of the total variable compensation, R$69,227,137.65 refers to the estimated value of the social security contribution to the INSS.
Of the remaining R$307,676,167.35 of the total variable compensation, based on the criteria of targets and performance indicators, 50% of the net value will be allocated to the acquisition of PNB shares issued by BBD Participações SA (BBD PNB Shares) and / or PN shares issued by Bradesco (PN Shares Bradesco), and will become available in three (3) equal, annual and successive installments, with the first installment being due in the subsequent year of the effective payment date.

			-	-
Post-employment	13,827,320.00	349,172,680.00	-	363,000,000.00
Leaving position	-	-	-	-
Stock based	-	-	-	-
Note	The corresponding values of the post-employment benefits refer to the Pension Plan of the Managers mentioned in item 13.10.		-	-
Compensation Total	90,977,820.00	904,022,180.00	1,323,000.00	996,323,000.00

Total compensation for the Fiscal Year on December 31, 2019 - Annual Amounts
	Board of Directors	Board of Executive Officers	Fiscal Council	Total
Total no. of members	7.83	94.08	5.00	106.91
No. of members paid	7.83	94.08	5.00	106.91
Fixed annual compensation	43,769,250.00	169,010,738.75	1,323,000.00	214,102,988.75
Salary or withdrawal	35,730,000.00	137,967,950.00	1,080,000.00	174,777,950.00
Direct and indirect benefits	-	-	-	-
Committee membership	-	-	-	-
Other	8,039,250.00	31,042,788.75	243,000.00	39,325,038.75
Description of other fixed compensation	Estimated amount of the INSS of the Company		-	-
Variable compensation	90,492,465.00	328,727,546.25	-	419,220,011.25
Bonus	-	-	-	-
Profit sharing	-	-	-	-
Attending meetings	-	-	-	-
Commissions	-	-	-	-
Other	90,492,465.00	328,727,546.25	-	419,220,011.25
Description of other variable compensation

Of the total variable compensation, R$16,621,065.00 refers to the amount of the social security contribution to the INSS recognized in the Company's income.
Of the remaining R$57,250,335.00 of the total variable compensation, 50% of the net value was allocated to the acquisition of PNB shares issued by BBD Participações SA (BBD PNB Shares) and / or PN shares issued by Bradesco (PN Shares Bradesco), which were recorded and unavailable ("Restricted Shares"), becoming available in 3 (three) equal, annual and successive installments, with the first installment being due in the year subsequent to the effective payment date.

Of the total variable compensation, R$60,378,528.90 refers to the amount of the social security contribution to the INSS recognized in the Company's income.
Of the remaining R$268,349,017.35 of the total variable compensation, 50% of the net value was allocated to the acquisition of PNB shares issued by BBD Participações SA (BBD PNB Shares) and / or PN shares issued by Bradesco (PN Shares Bradesco), which were recorded and unavailable ("Restricted Shares"), becoming available in 3 (three) equal, annual and successive installments, with the first installment being due in the year subsequent to the effective payment date.

			-	-
Post-employment	77,176,620.00	285,823,380.00	-	363,000,000.00
Leaving position	-	-	-	-
Stock based	-	-	-	-
Note	The corresponding values of the post-employment benefits refer to the Pension Plan of the Managers mentioned in item 13.10.		-	-
Compensation Total	211,438,335.00	783,561,665.00	1,323,000.00	996,323,000.00

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Total compensation for the Fiscal Year on December 31, 2018 - Annual Amounts
	Board of Directors	Board of Executive Officers	Fiscal Council	Total
Total no. of members	7.67	91.92	5.00	104.59
No. of members paid	6.50	91.92	5.00	103.42
Fixed annual compensation	23,501,625.00	171,393,746.89	1,323,000.00	196,218,371.89
Salary or withdrawal	19,185,000.00	139,913,262.77	1,080,000.00	160,178,262.77
Direct and indirect benefits	-	-	-	-
Committee membership	-	-	-	-
Other	4,316,625.00	31,480,484.12	243,000.00	36,040,109.12
Description of other fixed compensation	Estimated amount of the INSS of the Company			-
Variable compensation	30,318,750.00	183,211,016.77	-	213,529,766.77
Bonus	-	-	-	-
Profit sharing	-	-	-	-
Attending meetings	-	-	-	-
Commissions	-	-	-	-
Other	30,318,750.00	183,211,016.77	-	213,529,766.77
Description of other variable compensation	Of the total variable compensation, R$5,568,750.00 refers to the estimated value of the social security contribution to the INSS recognized in the Company's income. Of the remaining R$24,750,000.00 of the total variable compensation, 50% of the net value was allocated to the acquisition of PNB shares issued by BBD Participações S.A. (BBD PNB Shares) and/or PN shares issued by Bradesco (PN Shares Bradesco), becoming available in three (3) equal, annual and successive installments, with the first installment being due in the subsequent year of the effective payment date.	Of the total variable compensation, R$ 33,651,003.08 refers to the estimated value of the social security contribution to the INSS recognized in the Company's income. Of the remaining R$149,560,013.69 of the total variable compensation, 50% of the net value was allocated to the acquisition of PNB shares issued by BBD Participações S.A. (BBD PNB Shares) and/or PN shares issued by Bradesco (PN Shares Bradesco), becoming available in three (3) equal, annual and successive installments, with the first installment being due in the subsequent year of the effective payment date.	-	-
Post-employment	45,582,750.00	299,417,250.00	-	345,000,000.00
Leaving position	-	-	-	-
Stock based	-	-	-	-
Note	The corresponding values of the post-employment benefits refer to the Pension Plan of the Managers mentioned in item 13.10.		-	-
Compensation Total	99,403,125.00	654,022,013.66	1,323,000.00	754,748,138.66

Total compensation for the Fiscal Year on December 31, 2017 - Annual Amounts
	Board of Directors	Board of Executive Officers	Fiscal Council	Total
Total no. of members	7.75	88.00	5.00	100.75
No. of members paid	7.00	88.00	5.00	100.00
Fixed annual compensation	20,561,625.00	179,785,532.50	1,323,000.00	201,670,157.50
Salary or withdrawal	16,785,000.00	146,763,700.00	1,080,000.00	164,628,700.00
Direct and indirect benefits	-	-	-	-
Committee membership	-	-	-	-
Other	3,776,625.00	33,021,832.50	243,000.00	37,041,457.50
Description of other fixed compensation	INSS amount recorded in the Company's income			-
Variable compensation	23,373,918.75	186,653,923.75	-	210,027,842.50
Bonus	-	-	-	-
Profit sharing	-	-	-	-
Attending meetings	-	-	-	-
Commissions	-	-	-	-
Other	23,373,918.75	186,653,923.75	-	210,027,842.50
Description of other variable compensation

Of the total variable compensation, R$4,293,168.75 refers to the amount of the social security contribution to the INSS recognized in the Company's income.
Of the remaining R$19,080,750.00 of the total variable compensation, 50% of the net value was allocated to the acquisition of PNB shares issued by BBD Participações SA (BBD PNB Shares) and/or PN shares issued by Bradesco (PN Shares Bradesco), which were recorded and unavailable ("Restricted Shares"), becoming available in 3 (three) equal, annual and successive installments, with the first installment being due in the year subsequent to the effective payment date.

Of the total variable compensation, R$34,283,373.75 refers to the amount of the social security contribution to the INSS recognized in the Company's income.
Of the remaining R$152,370,550.00 of the total variable compensation, 50% of the net value was allocated to the acquisition of PNB shares issued by BBD Participações SA (BBD PNB Shares) and/or PN shares issued by Bradesco (PN Shares Bradesco), which were recorded and unavailable ("Restricted Shares"), becoming available in 3 (three) equal, annual and successive installments, with the first installment being due in the year subsequent to the effective payment date.

Post-employment	35,604,000.00	309,396,000.00	-	345,000,000.00
Leaving position	-	-	-	-
Stock based	-	-	-	-
Note	The corresponding values of the post-employment benefits refer to the Pension Plan of the Managers mentioned in item 13.10.		-	-
Compensation Total	79,539,543.75	675,835,456.25	1,323,000.00	756,698,000.00

  278– Reference Form – 2019

13. Management Remuneration

13.3 – Variable compensation of the Board of Directors, Statutory Board of Executive Officers and Fiscal Council

a)   body (see table in “d.ii” below)

b)   number of members (see table in “d.ii” below)

c)   number of remunerated members (see table in “d.ii” below)

d)   in relation to bonus:

               i.            minimum amount predicted in the compensation plan

Bradesco does not establish minimum amount in the compensation plan for the Board of Directors, Statutory Board of Executive Officers and Fiscal Council.

               ii.            maximum amount predicted in the compensation plan

Maximum amount set in the compensation plan for the current fiscal year:

Body	Board of Directors	Statutory Board of Executive Officers	Fiscal Council	Total
Total number of members	10	94	5	109
Number of remunerated members	10	94	5	109
Bonus	-	-	-	-
Minimum amount predicted in the compensation plan	-	-	-	-
Maximum amount predicted in the compensation plan	48,902,000.00	376,903,305.00	-	425,805,305.00
Amount predicted in the compensation plan, in case the goals established were achieved	-	-	-	-
Participation in the results	-	-	-	-
Minimum amount predicted in the compensation plan	-	-	-	-
Maximum amount predicted in the compensation plan	-	-	-	-
Amount predicted in the compensation plan, in case the goals established were achieved	-	-	-	-

             iii.            amount predicted in the compensation plan, in case the goals established were achieved

Bradesco does not establish compensation amount automatically associated with the achievement of goals for the Board of Directors, Statutory Board of Executive Officers and Fiscal Council.

So, even with the establishment of goals and objectives for all areas, individually, for compensation purposes, prevails the Overall performance of the Bradesco Organization, irrespective of the area, whether it is considered support or business, technical or relationship area.

      279– Reference Form – 2019

13. Management Remuneration

                           iv.        Amount effectively recognized in the results of the last three fiscal years

Total compensation of the fiscal year 2019 – annual amount
Body	Board of Directors	Statutory Board of Executive Officers	Fiscal Council	Total
Total number of members	7.83	94.08	5	106.91
Number of remunerated members	7.83	94.08	5	106.91
Bonus	-	-	-	-
Minimum amount predicted in the compensation plan	-	-	-	-
Maximum amount predicted in the compensation plan	-	-	-	-
Amount effectively recognized in the results	90,492,465.00	328,727,546.25	-	419,220,011.25
Participation in the results	-	-	-	-
Minimum amount predicted in the compensation plan	-	-	-	-
Maximum amount predicted in the compensation plan	-	-	-	-
Amount predicted in the compensation plan, in case the goals established were achieved	-	-	-	-
Amount effectively recognized in the results	-	-	-	-

      280– Reference Form – 2019

13. Management Remuneration

Total compensation of the fiscal year 2018 – annual amount
Body	Board of Directors	Statutory Board of Executive Officers	Fiscal Council	Total
Total number of members	7.67	91.92	5	104.59
Number of remunerated members	6.5	91.92	5	103.42
Bonus	-	-	-	-
Minimum amount predicted in the compensation plan	-	-	-	-
Maximum amount predicted in the compensation plan	-	-	-	-
Amount effectively recognized in the results	30,318,750.00	183,211,016.77	-	213,529,766.77
Participation in the results	-	-	-	-
Minimum amount predicted in the compensation plan	-	-	-	-
Maximum amount predicted in the compensation plan	-	-	-	-
Amount predicted in the compensation plan, in case the goals established were achieved.	-	-	-	-
Amount effectively recognized in the results	-	-	-	-

Total compensation of the fiscal year 2017 – annual amount
Body	Board of Directors	Statutory Board of Executive Officers	Fiscal Council	Total
Total number of members	7.75	88	5	100.75
Number of remunerated members	7	88	5	100
Bonus	-	-	-	-
Minimum amount predicted in the compensation plan	-	-	-	-
Maximum amount predicted in the compensation plan	-	-	-	-
Amount effectively recognized in the results	23,373,918.75	186,653,923.75	-	210,027,842.50
Participation in the results	-	-	-	-
Minimum amount predicted in the compensation plan	-	-	-	-
Maximum amount predicted in the compensation plan	-	-	-	-
Amount predicted in the compensation plan, in case the goals established were achieved.	-	-	-	-
Amount effectively recognized in the results	-	-	-	-

      281– Reference Form – 2019

13. Management Remuneration

e)       in relation to the participation in the result:

i.             minimum amount predicted in the compensation plan

Bradesco does not establish any amount corresponding to the participation in the result in the compensation plan for the Board of Directors, Statutory Board of Executive Officers and Fiscal Council.

ii.           maximum amount predicted in the compensation plan

Bradesco does not establish any amount corresponding to the participation in the result in the compensation plan for the Board of Directors, Statutory Board of Executive Officers and Fiscal Council.

iii.         amount predicted in the compensation plan, in case the goals established were achieved

Bradesco does not establish any amount corresponding to the participation in the result in the compensation plan for the Board of Directors, Statutory Board of Executive Officers and Fiscal Council.

iv.          amount effectively recognized in the result of the last three fiscal years

Bradesco does not establish any amount corresponding to the participation in the result in the compensation plan for the Board of Directors, Statutory Board of Executive Officers and Fiscal Council.

13.4 – Compensation plan based on shares of the Board of Directors and of the Statutory Board of Executive Officers

Bradesco has no plan of share-based compensation for the Board of Directors and Statutory Board of Executive Officers.

Pursuant to Resolution No. 3,921/10, the payment of Variable Compensation, due to the corporate assessment process and upon achievement of performance goals, 50% of the net amount paid by the Manager will be allocated for the acquisition of PNB shares issued by BBD Participações S.A. (PNB BBD Shares) and/or preferred shares issued by Bradesco (Bradesco Preferred shares), which will be recorded and unavailable (“Restricted Shares”). The Restricted Shares will become available in three (3) equal, annual and successive installments, expiring the first installment one year after the date of the acquisition of shares.

13.5 -   Compensation based on shares of the Board of Directors and of the Statutory Board of Executive Officers

Pursuant to Resolution No. 3,921/10, the payment of Variable Compensation, due to the corporate assessment process and upon achievement of performance goals, 50% of the net amount paid by the Manager will be allocated for the acquisition of PNB shares issued by BBD Participações S.A. (PNB BBD Shares) and/or preferred shares issued by Bradesco (Bradesco preferred shares), which will be recorded and unavailable (“Restricted Shares”). The Restricted Shares will become available in three (3) equal, annual and successive installments, expiring the first installment one year after the date of the acquisition of shares.

13.6 -   Information on options (open) held by the Board of Directors and Statutory Board of Executive Officers

Bradesco has no plan based on shares option for the Board of Directors and Statutory Board of Executive Officers.

      282– Reference Form – 2019

13. Management Remuneration

13.7 -   Options exercised and shares delivered related to compensation based on shares of the Board of Directors and of the Statutory Board of Executive Officers

Bradesco has no plan based on shares option for the Board of Directors and Statutory Board of Executive Officers.

13.8 -   Information necessary for understanding the data disclosed in items 13.5 to 13.7 – Method of pricing the value of shares and options

Bradesco has no plan based on shares (including stock option) for the Board of Directors and Statutory Board of Executive Officers.

The payment of Variable Compensation of the Management is accounted for in personnel expenses with collection of social security contributions (INSS) and recognized in the year. Of the total net amount (after legal discount) credited to the checking account of the manager, it is charged 50% for the acquisition of PNB shares issued by BBD Participações S.A. (PNB BBD Shares) and/or preferred shares issued by Bradesco (Bradesco preferred shares), which are recorded on his behalf and unavailable for trading, being released 1/3 every year in subsequent years.

13.9 -   Number of shares, quotas and other securities convertible into shares held by managers and members of the Fiscal Council – by body

BODY	BRADESCO		CIDADE DE DEUS	BBD PARTICIPAÇÕES			BRADESPAR
	Common	Preferred	Common	Common	Preferred	PNB	Common	Preferred
Board of Directors	22,035,273	40,381,427	347,369,894	50,936,623	1,193,036	1,509,369	465,120	1,083,560
Board of Executive Officers	62,260	1,503,326	-	26,529,914	13,018,782	4,279,851	-	431
Fiscal Council	2,180	125,862	-	-	-	-	3,284	39,192

      283– Reference Form – 2019

13. Management Remuneration

13.10 - Information on private pension plans granted to the members of the Board of Directors and of the Statutory Board of Executive Officers

a)       Body

See table 13.10

b)       number of members

See table 13.10

c)       number of remunerated members

See table 13.10

d)       name of the Plan

Bradesco Organization’s Pension Plan

e)       number of managers that meet the conditions to retire

See table 13.10

f)        conditions for early retirement

In case the participant is older than 55 when they withdraw from the Bradesco Organization, if they retire by the INSS (Social Security), and have contributed to the Plan for at least 10 years, they may choose to receive a proportional Instant Monthly Income, resulting from the amount accumulated in the participant’s individual account (contributions made by the company and the participant).

g)       updated value of accumulated contributions in the pension plan until the end of last fiscal year, deducting the portion related to contributions directly made by the managers

See table 13.10

h)       total value of accumulated contributions during the last fiscal year, deducting the portion related to contributions directly made by the managers

See table 13.10

i)        if there is the possibility of early redemption and the conditions for that

There is the possibility of early redemption after grace period of a full calendar year, counted from the first working day of the month of January of the year following the contribution, in compliance with the rules governing the subject.

Table 13.10

Body (Item “a”)	Total number of members (Items “b and c”)				Item “e”	Item “g”	Item “h”
	Total number of members	Number of remunerated members	Retired	Active		R$	R$
Board of Directors	7.83	7.83	6	2	-	283,120,661.80	77,176,620.00
Statutory Board of Executive Officers	94.08	94.08	4	91	-	630,187,366.10	285,823,380.00
Total	101.91	101.91	10	93	-	913,308,027.90	363,000,000.00

      284– Reference Form – 2019

13. Management Remuneration

13.11 - Highest, lowest and the average individual compensation for the Board of Directors, Statutory Board of Executive Officers and Fiscal Council

Body	Board of Directors			Statutory Board of Executive Officers			Fiscal Council
	12/31/2019	12/31/2018	12/31/2017	12/31/2019	12/31/2018	12/31/2017	12/31/2019	12/31/2018	12/31/2017
Total nº of members	7.83	7.67	7.75	94.08	91.92	88	5	5	5
Nº of members paid	7.83	6.5	7	94.08	91.92	88	5	5	5
Highest compensation value (Reais)	33,840,240.00	27,684,000.00	18,960,000.00	30,659,720.00	21,948,390.00	17,775,000.00	264,600.00	264,600.00	264,600.00
Lowest compensation value (Reais)	21,127,650.00	4,325,625.00	3,975,000.00	3,528,475.00	3,436,270.00	1,234,800.00	264,600.00	264,600.00	264,600.00
Average compensation value (Reais))	27,003,618.77	15,292,788.46	11,362,791.96	8,328,674.16	7,115,121.99	7,679,948.37	264,600.00	264,600.00	264,600.00
Observation

Board of Directors
12/31/2019	The above amounts include social security contributions to the INSS.
12/31/2018	The above amounts include social security contributions to the INSS.
12/31/2017	The above amounts include social security contributions to the INSS.
Board of Executive Officers
12/31/2019	The above amounts include social security contributions to the INSS.
12/31/2018	The above amounts include social security contributions to the INSS.
12/31/2017	The above amounts include social security contributions to the INSS.
Fiscal Council
12/31/2019	The above amounts include social security contributions to the INSS.
12/31/2018	The above amounts include social security contributions to the INSS.
12/31/2017	The above amounts include social security contributions to the INSS.

13.12 - Compensation or indemnity mechanisms for managers in case of removal from office or retirement

Bradesco does not pay this type of compensation to the Board of Directors, Statutory Board of Executive Officers and Fiscal Council.

13.13 - Percentage in total compensation held by Management and members of the Fiscal Council that are related parties to the controlling companies

Body	2019	2018	2017
Board of Directors	100.0%	100.0%	100.0%
Statutory Board of Executive Officers	80.7%	87.8%	81.4%
Fiscal Council	0.0%	0.0%	0.0%

13.14 - Compensation of managers and Fiscal Council’s members, grouped by body, received for any reason other than the position they occupy

Bradesco does not pay this type of compensation to the Board of Directors, Statutory Board of Executive Officers and Fiscal Council.

      285– Reference Form – 2019

13. Management Remuneration

13.15 – Compensation of managers and Fiscal Council’s members recognized in the income of the controlling shareholders, direct or indirect, of companies under common control and of the issuer’s subsidiaries

Fiscal Year 2019 – amounts received that were recognized in the results of subsidiaries according to the exercise of the Office in these companies.

R$	Board of Directors	Statutory Board of Executive Officers	Fiscal Council	Total
Direct and indirect controllers	-	-	-	-
Issuer’s subsidiaries	2,063,250.00	-	-	2,063,250.00
Companies under common control	-	-	-	-

Fiscal Year 2018 – amounts received that were recognized in the results of subsidiaries according to the exercise of the Office in these companies.

R$	Board of Directors	Statutory Board of Executive Officers	Fiscal Council	Total
Direct and indirect controllers	-	-	-	-
Issuer’s subsidiaries	36,217,125.00	-	-	36,217,125.00
Companies under common control	-	-	-	-

Fiscal Year 2017 – amounts received that were recognized in the results of subsidiaries according to the exercise of the Office in these companies.

R$	Board of Directors	Statutory Board of Executive Officers	Fiscal Council	Total
Direct and indirect controllers	-	-	-	-
Issuer’s subsidiaries	71,798,096.78	-	-	71,798,096.78
Companies under common control	-	-	-	-

13.16 – Other relevant information

Not applicable.

      286– Reference Form – 2019

14. Human Resources

14. Human Resources

14.1 – Description of human resources

a)     Number of employees (total, grouped by the performed activity and by geographic location)

Number of

	2019	2018	2017
In Brazil	97,026	98,287	98,515
North	3,756	3,666	3,630
Northeast	13,320	13,264	12,831
Midwest	5,112	5,218	5,304
Southeast	62,096	62,994	63,125
South	12,742	13,145	13,625
Overseas	303	318	293
Total	97,329	98,605	98,808

	2019	2018	2017
Executive Superintendence	167	178	167
Management	11,891	14,777	15,218
Supervisors / Technicians	63,884	54,741	50,785
Operational	21,387	28,909	32,638
Total	97,329	98,605	98,808

      287– Reference Form – 2019

14. Human Resources

b)     Number of outsourced employees (total, grouped by the performed activity and by geographic location)

Number of

Activity	2019	2018	2017
Surveillance	11,319	11,560	11,888
Other Activities	1,497	1,410	1,609
Total	12,816	12,970	13,497
	Number of
Federation Unit	2019	2018	2017
Acre	22	22	19
Alagoas	103	105	104
Amazonas	213	218	219
Amapá	22	23	23
Bahia	747	764	763
Ceará	303	308	309
Distrito Federal	162	158	165
Espírito Santo	136	139	137
Goiás	350	354	364
Maranhão	267	265	264
Mato Grosso	196	201	198
Mato Grosso do Sul	183	188	197
Minas Gerais	1,125	1,145	1,178
Pará	260	289	261
Paraíba	116	115	87
Paraná	857	870	1,241
Pernambuco	336	352	329
Piauí	64	66	66
Rio de Janeiro	1,515	1,447	1,476
Rio Grande do Norte	101	103	100
Rio Grande do Sul	546	561	585
Rondônia	84	89	89
Roraima	13	13	12
Santa Catarina	360	380	410
São Paulo	4,624	4,682	4,788
Sergipe	51	53	54
Tocantins	60	60	59
Total	12,816	12,970	13,497

      288– Reference Form – 2019

14. Human Resources

c)     turnover rate

	2019	2018	2017
Turnover rate *	10.72%	8.00%	15.50%

*(Total layoffs/Average Headcount) x 100

Average Headcount = (initial + Final Headcount)/2

In 2019, the 10.72% turnover rate continues to be impacted by the Voluntary Termination Program - PDV.

It should be noted that in 2017, the turnover rate of 15.5% is impacted by the adhesion of employees to the Special Voluntary Dismissal Plan - PDVE.

14.2 – Relevant changes – Human resources

At the beginning of 2019, we launched the Extraordinary Performance Award (PDE) for more than 32 thousand employees, which provides award conditions for employees working in the commercial structure of the Branch Network and who have exceeded the performance normally expected.

In order to gain efficiency and converge with our technological innovations, we launched, in August 2019, the second Voluntary Severance Program – PDV. The employees who met the requirements of the regulation communicated their interest in the program from September 2, 2019 to October 16, 2019. There were 3.4 thousand accessions.

In July 2017, we launched the Special Voluntary Severance Program – PDVE, in which the employees who met the requirements of the regulation might present, until the end of August, their interest in the program. The implementation of the Program, which at the end accounted for the voluntary dismissal of 7.3 thousand people, was conducted in order to preserve the high standard of quality of customer care and services provided to clients and users.

14.3 – Description of employee remuneration policy

a)     salary and variable remuneration policy

Bradesco is an Organization that adopts the internal career system, where admission preferably occurs at the base of the structure and in early career positions, giving priority to the recognition of the potential of its employees. Recruitment and selection have a strategic feature with great responsibility in the hiring, because the professional suitability to the Organization is vital to the dynamics of career and succession. Bradesco prioritizes the recognition of potential from the moment that employees join the Organization, with a focus on choice and selection, through the skills that are presented via selective processes that are designed for its needs.

Remuneration practices for employees of the Organization are intended to recognize the services that are provided by these professionals. They encourage them in the search for solutions, which are aimed at customer satisfaction and the expansion of the business.

The remuneration comprises of a monthly salary, which aims to return the contribution of each employee’s performance, and of any payment that aims to recognize the contribution of each individual in the achievement of the Organization’s results and performance.

Also, there is payment of Bonuses/Profit Sharing in accordance with the assessments of the organizational results achieved.

The Result-Based Evaluation Programs, when applied, are geared towards the recognition of additional efforts in the search results and are based on quantitative and qualitative criteria, for achieving financial or non-financial goals at different levels: Global, Area, and Individual. These are programs that are characterized by aligned and competitive market valuations for attaining and exceeding the goals of sustainable results.

      289– Reference Form – 2019

14. Human Resources

In the organizational structure, there is a specific Committee that is designated to address remuneration issues, which has a permanent character and aims to propose remuneration policies and guidelines of the Organization to the Board of Directors, based on organizational performance targets established by the Board.

Remuneration practices adopted by the Organization align with the interests of the company, through the constant maintenance of the policies and guidelines that are made by the Remuneration Committee, which, in its analyses, has the consideration of the shareholder return as its primary item.

b)     benefits policy

The granting of benefits is based on the Organization’s Human Resources Management Policy.

Conveying security and confidence to developers, this management strategy is built on the premise that a good working environment, based on respect, empathy, trust and security for employees and their families, has repercussions on the quality of services provided. As a result of this, a package of benefits, far beyond the legal provisions, was structured, which aims to provide employees and their dependents with comfort and safety in the supply of their basic needs, professional development and special credit conditions for the purchase of consumer goods and real estate. The benefits presented below include all employees, regardless of their working hours (full-time or part-time):

  Health and Dental Insurance is offered for all employees, since their admission, and is funded entirely by the Organization. It includes coverage of medical consultations, emergency and elective surgeries (including all types of transplants), obstetric services, myopia and hyperopia refractive surgery, hospital admissions (without an admission time limit, including ICU), outpatient unit, examinations, therapy, psychiatry, ambulance service, family planning and AIDS treatment (including the reimbursement of expenses for prescription AIDS drugs). It also includes non-traditional treatments, such as dialysis, acupuncture, homeopathy, GPR, heart valve, physiotherapy, nutrition, psychotherapy and speech therapy.
  Dental Insurance, as well as Health Insurance, allows the inclusion of relatives as dependents and includes preventative, surgical, restorative, pediatric dentistry, endodontic, periodontal and prosthetic treatment. Implants are offered at lower-than-market costs through agreements;
  Supplementary retirement plan with participation in the proportion of 5.0% of base salary for Bradesco and 4.0% for the employee;
  Group Life Insurance, Personal Accident Insurance, and Funeral Assistance paid by the employee, with differentiated costs and coverage. A retiree, that is no longer a staff member, is given the option to remain in the Group of insured persons;
  Daily distribution of snacks, free of charge. In the year of 2019 R$41.4 million were invested in the distribution of 19.2 million snacks;
  Credit lines with subsidized rates;
  Bradesco offers its employees a portfolio of social loans to assist with emergency situations and expenses not covered by their health plan, which directly impact daily life;
  Viva Bem (Live Well) Quality of Life, Health, and Welfare Program; Healthy Pregnancy Program; Physical Activities Program with discounts incentives on gyms throughout Brazil, besides sports consulting with classes of various modalities in the CDD administrative center; Periodic PCMSO Exams, PPRA, Ergonomic Report, CIPA, Control of Working Hours; SSO – Occupational Health and Safety;
  Corporate Outpatient Clinics for medical and nursing care free of charge for employees and third parties, with family physician, gynecologist, and cardiologist;

      290– Reference Form – 2019

14. Human Resources

  LIG Viva Bem (Hotline), an orientation and counseling service offered through an independent company, available 24 hours a day, 7 days a week to employees and their families. The support is provided by specialized professionals to assist in problem solving, whether they are personal, family, financial, legal, social, emotional, nutritional, support on LGBTI+ issues and against situations of domestic violence. Calls are free and confidential;
  Emotional Health Program – addressing themes for preventing and identifying emotions, behaviors to attitudes, differences between sadness and depression, stress and anxiety, reinforcing the importance of self-knowledge and self-care;
  Practical Management Program – addressing health issues and self-care with the leadership, demonstrating the importance of the leader’s role as a health promoter and not of the disease;
  Pharmacy discount, where Bradesco Saúde provides discounts up to 85% on more than 2,400 medicines, in about 11 thousand pharmacies throughout Brazil, for employees and dependents;
  Flu vaccine available to all employees, free of charge, and special prices for dependents;
  Health and dental plans, as well as daycare allowance – Nanny without age limit for employees’ children with disabilities; and
  ShopFácil employee: a unique online shopping channel, through the website Bradesco, where Bradesco directly negotiates discounts with the suppliers of several products. Employees also receive special offers by email.

c)     characteristics of stock-based remuneration plans for non-manager employees, identifying that:

The Organization does not practice stock-based remuneration to employees.

14.4 – Description of the relationship between the issuer and unions

With regard to the relationship with the unions, we recognize the right of all employees to freedom of association and the right to be represented by their respective union category. Employees receive information on trade union membership and may participate in collective negotiations through assemblies and trade union meetings, without any restriction or discrimination.

The information about trade union activities is disseminated via billboards, the trade union newspaper available in our Ordinances and other internal communication vehicles. The conducting of the union’s annual campaign of unionization is facilitated, and we even provide a list of non-unionized staff. We have a structure of trade union relations and, dedicated to this, we have a permanent channel of dialog and interaction with the representatives of the trade union movement, nationwide, holding events, resolving doubts and enabling a relationship characterized by ease of access, agility and pro-activity between the parties.

We respect and fulfill the signed agreements and work agreements, which are negotiated between representatives of the Organization and the employees. All of the employees have freedom of association, trade union representation and are covered by collective agreements.

14.5 – Other relevant information

There is no other information deemed relevant at this time.

      291– Reference Form – 2019

15. Control and economic group

15. Control and economic group

15.1 / 15.2 – Equity Position

Banco Bradesco
Shareholder
Cidade de Deus Cia Cial Participações
CPF/CNPJ [Individual Person/Corporate Taxpayer's Registry] Shareholder	Nationality - State	Participates in a shareholders' agreement	Controlling shareholder	Last alteration	Shareholder who lives abroad
61.529.343/0001-32	Brazilian - SP	No	Yes	4/16/2020	No
Number of common shares (units)	Common Shares %	Number of preferred shares (units)	Preferred Shares %	Total number of shares (units)	Total shares %
2,020,842,964	45.56%	1,067,881	0.02%	2,021,910,845	22.79%
Breakdown by classes of shares (units)
Share Class	Number of shares (units)	Shares %
Total	0	0.00%
Shareholder
Fundação Bradesco
CPF/CNPJ [Individual Person/Corporate Taxpayer's Registry] Shareholder	Nationality - State	Participates in a shareholders' agreement	Controlling shareholder	Last alteration	Shareholder who lives abroad
60.701.521/0001-06	Brazilian - SP	No	Yes	4/16/2020	No
Number of common shares (units)	Common Shares %	Number of preferred shares (units)	Preferred Shares %	Total number of shares (units)	Total shares %
755,761,681	17.04%	0	0.00%	755,761,681	8.52%
Breakdown by classes of shares (units)
Share Class	Number of shares (units)	Shares %
Total	0	0.00%
Shareholder
NCF Participações S.A.
CPF/CNPJ [Individual Person/Corporate Taxpayer's Registry] Shareholder	Nationality - State	Participates in a shareholders' agreement	Controlling shareholder	Last alteration	Shareholder who lives abroad
04.233.319/0001-18	Brazilian - SP	No	Yes	4/16/2020	No
Number of common shares (units)	Common Shares %	Number of preferred shares (units)	Preferred Shares %	Total number of shares (units)	Total shares %
373,463,490	8.42%	98,987,578	2.23%	472,451,068	5.33%
Breakdown by classes of shares (units)
Share Class	Number of shares (units)	Shares %
Total	0	0.00%
Shareholder
Other
Number of common shares (units)	Common Shares %	Number of preferred shares (units)	Preferred Shares %	Total number of shares (units)	Total shares %
1,277,731,181	28.81%	4,307,672,110	97.13%	5,585,403,291	62.97%
Breakdown by classes of shares (units)
Share Class	Number of shares (units)	Shares %
Total	0	0.00%
Shareholder
TREASURY SHARES - Date of the latest amendment: 04/16/2020
Number of common shares (units)	Common Shares %	Number of preferred shares (units)	Preferred Shares %	Total number of shares (units)	Total shares %
7,307,259	0.16%	27,378,542	0.62%	34,685,801	0.39%
Total
4,435,106,575	100.000000%	4,435,106,111	100.000000%	8,870,212,686	100.000000%

      292– Reference Form – 2019

15. Control and economic group

Cidade de Deus Cia Cial Participações
Controlling Company/Investor				CPF/CNPJ [Individual Person/Corporate Taxpayer's Registry] Shareholder	Capital Stock Composition
Cidade de Deus Cia Cial Participações				61.529.343/0001-32
Shareholder
Fundação Bradesco
CPF/CNPJ [Individual Person/Corporate Taxpayer's Registry] Shareholder	Nationality - State	Participates in a shareholders' agreement	Controlling shareholder	Last alteration	Shareholder who lives abroad
60.701.521/0001-06	Brazilian - SP	No	Yes	3/26/2018	No
Number of common shares (units)	Common Shares %	Number of preferred shares (units)	Preferred Shares %	Total number of shares (units)	Total shares %
2,776,765,252	35.41%	0	0.00%	2,776,765,252	35.41%
Breakdown by classes of shares (units)
Share Class	Number of shares (units)	Shares %
Total	0	0.00%
Shareholder
Nova Cidade de Deus Participações S.A
CPF/CNPJ [Individual Person/Corporate Taxpayer's Registry] Shareholder	Nationality - State	Participates in a shareholders' agreement	Controlling shareholder	Last alteration	Shareholder who lives abroad
04.866.462/0001-47	Brazilian - SP	No	Yes	2/10/2020	No
Number of common shares (units)	Common Shares %	Number of preferred shares (units)	Preferred Shares %	Total number of shares (units)	Total shares %
3,755,570,513	47.89%	0	0.00%	3,755,570,513	47.89%
Breakdown by classes of shares (units)
Share Class	Number of shares (units)	Shares %
Total	0	0.00%
Shareholder
Other
Number of common shares (units)	Common Shares %	Number of preferred shares (units)	Preferred Shares %	Total number of shares (units)	Total shares %
1,309,623,759	16.70%	0	0.00%	1,309,623,759	16.70%
Total
7,841,959,524	100.00%	0	0.00%	7,841,959,524	100.00%

      293– Reference Form – 2019

15. Control and economic group

NCF Participações S.A.
Controlling Company/Investor				CPF/CNPJ [Individual Person/Corporate Taxpayer's Registry] Shareholder	Capital Stock Composition
NCF Participações S.A.				04.233.319/0001-18
Shareholder
Cidade de Deus Cia Cial Participações
CPF/CNPJ [Individual Person/Corporate Taxpayer's Registry] Shareholder	Nationality - State	Participates in a shareholders' agreement	Controlling shareholder	Last alteration	Shareholder who lives abroad
61.529.343/0001-32	Brazilian - SP	No	Yes	12/30/2019	No
Number of common shares (units)	Common Shares %	Number of preferred shares (units)	Preferred Shares %	Total number of shares (units)	Total shares %
1,259,587,222	74.72%	0	0.00%	1,259,587,222	39.51%
Breakdown by classes of shares (units)
Share Class	Number of shares (units)	Shares %
Total	0	0.00%
Shareholder
Fundação Bradesco
CPF/CNPJ [Individual Person/Corporate Taxpayer's Registry] Shareholder	Nationality - State	Participates in a shareholders' agreement	Controlling shareholder	Last alteration	Shareholder who lives abroad
60.701.521/0001-06	Brazilian - SP	No	Yes	12/30/2019	No
Number of common shares (units)	Common Shares %	Number of preferred shares (units)	Preferred Shares %	Total number of shares (units)	Total shares %
423,598,233	25.13%	1,502,370,308	100.00%	1,925,968,541	60.41%
Breakdown by classes of shares (units)
Share Class	Number of shares (units)	Shares %
Total	0	0.00%
Shareholder
Nova Cidade de Deus Participações S.A.
CPF/CNPJ [Individual Person/Corporate Taxpayer's Registry] Shareholder	Nationality - State	Participates in a shareholders' agreement	Controlling shareholder	Last alteration	Shareholder who lives abroad
04.866.462/0001-47	Brazilian - SP	No	Yes	12/30/2019	No
Number of common shares (units)	Common Shares %	Number of preferred shares (units)	Preferred Shares %	Total number of shares (units)	Total shares %
2,521,897	0.15%	0	0.00%	2,521,897	0.08%
Breakdown by classes of shares (units)
Share Class	Number of shares (units)	Shares %
Total	0	0.00%
Total
1,685,707,352	100.00%	1,502,370,308	100.00%	3,188,077,660	100.00%

Fundação Bradesco
Controlling Company/Investor				CPF/CNPJ [Individual Person/Corporate Taxpayer's Registry] Shareholder	Capital Stock Composition
Fundação Bradesco				60.701.521/0001-06
Shareholder
Other
Number of common shares (units)	Common Shares %	Number of preferred shares (units)	Preferred Shares %	Total number of shares (units)	Total shares %
1	100.00%	0	0.00%	1	100.00%
Total
1	100.00%	0	0.00%	1	100.00%

      294– Reference Form – 2019

15. Control and economic group

Nova Cidade de Deus Participações S.A
Controlling Company/Investor				CPF/CNPJ [Individual Person/Corporate Taxpayer's Registry] Shareholder	Capital Stock Composition
Nova Cidade de Deus Participações S.A				04.866.462/0001-47
Shareholder
BBD Participações S.A
CPF/CNPJ [Individual Person/Corporate Taxpayer's Registry] Shareholder	Nationality - State	Participates in a shareholders' agreement	Controlling shareholder	Last alteration	Shareholder who lives abroad
07.838.611/0001-52	Brazilian - SP	No	Yes	12/30/2019	No
Number of common shares (units)	Common Shares %	Number of preferred shares (units)	Preferred Shares %	Total number of shares (units)	Total shares %
189,425,112	53.70%	0	0.00%	189,425,112	26.07%
Breakdown by classes of shares (units)
Share Class	Number of shares (units)	Shares %
Total	0	0.00%
Shareholder
Fundação Bradesco
CPF/CNPJ [Individual Person/Corporate Taxpayer's Registry] Shareholder	Nationality - State	Participates in a shareholders' agreement	Controlling shareholder	Last alteration	Shareholder who lives abroad
60.701.521/0001-06	Brazilian - SP	No	Yes	12/30/2019	No
Number of common shares (units)	Common Shares %	Number of preferred shares (units)	Preferred Shares %	Total number of shares (units)	Total shares %
163,332,621	46.30%	373,794,914	100.00%	537,127,535	73.93%
Breakdown by classes of shares (units)
Share Class	Number of shares (units)	Shares %
Total	0	0.00%
Total
352,757,733	100.00%	373,794,914	100.00%	726,552,647	100.00%

BBD Participações S.A
Controlling Company/Investor				CPF/CNPJ [Individual Person/Corporate Taxpayer's Registry] Shareholder	Capital Stock Composition
BBD Participações S.A				07.838.611/0001-52
Shareholder
Treasury shares
CPF/CNPJ [Individual Person/Corporate Taxpayer's Registry] Shareholder	Nationality - State	Participates in a shareholders' agreement	Controlling shareholder	Last alteration	Shareholder who lives abroad
				4/13/2020
Number of common shares (units)	Common Shares %	Number of preferred shares (units)	Preferred Shares %	Total number of shares (units)	Total shares %
59,966,105	38.04%	21,202,618	14.00%	81,168,723	26.26%
Breakdown by classes of shares (units)
Share Class	Number of shares (units)	Shares %
Total	0	0.00%
Shareholder
NCD Participações Ltda
CPF/CNPJ [Individual Person/Corporate Taxpayer's Registry] Shareholder	Nationality - State	Participates in a shareholders' agreement	Controlling shareholder	Last alteration	Shareholder who lives abroad
48.594.139/0001-37	Brazilian - SP	No	No	1/2/2019	No
Number of common shares (units)	Common Shares %	Number of preferred shares (units)	Preferred Shares %	Total number of shares (units)	Total shares %
0	0.00%	74,784,306	49.38%	74,784,306	24.20%
Breakdown by classes of shares (units)
Share Class	Number of shares (units)	Shares %
Total	0	0.00%
Shareholder
Other
Number of common shares (units)	Common Shares %	Number of preferred shares (units)	Preferred Shares %	Total number of shares (units)	Total shares %
97,664,672	61.96%	55,459,209	36.62%	153,123,881	49.54%
Total
157,630,777	100.0000%	151,446,133	100.0000%	309,076,910	100.0000%

      295– Reference Form – 2019

15. Control and economic group

NCD Participações Ltda
Controlling Company/Investor				CPF/CNPJ [Individual Person/Corporate Taxpayer's Registry] Shareholder	Capital Stock Composition
NCD Participações Ltda				48.594.139/0001-37
Shareholder
Fundação Bradesco
CPF/CNPJ [Individual Person/Corporate Taxpayer's Registry] Shareholder	Nationality - State	Participates in a shareholders' agreement	Controlling shareholder	Last alteration	Shareholder who lives abroad
60.701.521/0001-06	Brazilian - SP	No	Yes	12/30/2019	No
Number of common shares (units)	Common Shares %	Number of preferred shares (units)	Preferred Shares %	Total number of shares (units)	Total shares %
793,303,109	99.9999%	0	0.0000%	793,303,109	99.9999%
Shareholder
Other
Number of common shares (units)	Common Shares %	Number of preferred shares (units)	Preferred Shares %	Total number of shares (units)	Total shares %
1	0.0001%	0	0.0000%	1	0.0001%
Breakdown by classes of shares (units)
Share Class	Number of shares (units)	Shares %
Total	0	0.00%
Total
793,303,110	100.00%	0	0.000000%	793,303,110	100.000000%

15.3 – Capital Distribution

Date of last meeting/Date of the last alteration	4/16/2020
Number of Individual shareholders (units)	498,544
Number of Corporate shareholders (units)	35,389
Number of Institutional investors (units)	1,324

Outstanding shares

Outstanding shares corresponding to all of the issuer’s shares, except for those that were held by the controlling shareholder, of persons related to them, managers of the issuer and the shares that were held in treasury.

Number of Common Shares (units)	1,253,093,907	28.253975%
Number of Preferred Shares (units)	4,261,649,634	96.089012%
Total	5,514,743,541	62.1715%

      296– Reference Form – 2019

15. Control and economic group

15.4 – Organization chart of shareholders and economic group

The following chart shows our stock ownership structure in April 2020:

BBD (MANAGEMENT/ EMPLOYEES)
53.70% ON
NOVA CIDADE DE DEUS
46.30% ON
100.00% PN
73.93% Total
FUNDAÇÃO BRADESCO
47.89% ON
47.89% Total
AGUIAR FAMILY
16.70% ON
16.70% Total
CIDADE DE DEUS
35.41% ON
35.41% Total
45.56% ON
0.02% PN
22.79% Total
74.72% ON
39.51% Total
NCF
25.13% ON
100.00% PN
60.41% Total
0.15% ON
0.08% Total
MARKET
28.97% ON
97.74% PN
63.36% Total
8.42% ON
2.23% PN
5.33% Total
17.04% ON
8.52% Total
BANCO BRADESCO

Note: Holdings were calculated based on total capital, including shares in treasury.

a)      Direct and indirect controllers

In April 2020, our share capital consisted of 4,435,106,575 common shares (of which 7,307,259 in treasury) and 4,435,106,111 preferred shares (of which 27,378,542 in treasury), with no par value.

For a better visualization of companies that integrate the Economic Group, check the organizational chart, which is represented above.

Cidade de Deus Companhia Comercial de Participações S.A.

The Cidade de Deus Companhia Comercial de Participações S.A. (“Cidade de Deus”) is a holding company, that holds 45.56% of voting capital and 22.79% of the total capital of Bradesco, and it also administers, purchases and sells securities and other assets on its own account. Its shareholders are: Nova Cidade de Deus, with 47.89% of its common and total shares; Fundação Bradesco, with 35.41% of its common and total shares; and the Aguiar Family, with 16.70% of its common and total shares, as of April 2020. The company’s capital stock is made up of common, nominative book-entry shares, with no par value.

Nova Cidade de Deus Participações S.A.

The Nova Cidade de Deus Participações S.A. (“Nova Cidade de Deus”) is a holding company, that holds investments in other companies, particularly those that, directly or indirectly, own our voting capital. In April 2020, the company owned, through its participation in Cidade de Deus and NCF Participações S.A. (“NCF”), 23.42% of common shares and 11.93% of the total shares of Bradesco.

The capital stock of Nova Cidade de Deus is divided in class A common shares and class B preferred shares. Ownership of the class B common shares is limited to:

•       members of our Board of Executive Officers;

      297– Reference Form – 2019

15. Control and economic group

•       members of our Board of Directors, who have become directors of Banco Bradesco or of your subsidiaries; and

•       commercial or civil associations in which the majority of the voting interest is owned by the individuals above.

Ownership of Nova Cidade de Deus Class A common shares is limited to the persons entitled to own Class B common shares and any civil associations and private foundations managed by them or their appointed representatives. Only the Class A and Class B common shareholders in Nova Cidade de Deus have voting rights.

Fundação Bradesco

Fundação Bradesco is an institution whose main social objective is to foster social inclusion through education and work as a multiplier of best teaching-learning practices among the Brazilian population that is socio-economically disfavored and that holds, directly and indirectly, through its participation in Cidade de Deus, Nova Cidade de Deus and NCF, 58.23% of common shares, 2.02% of preferred shares and 30.13% of the total shares of Bradesco. Under the terms of Fundação Bradesco’s bylaws, its Managing Board, the highest deliberative body, is composed of our Directors, members of the Board of Executive Officers and department officers, as well as all Directors and Department Officers of Cidade de Deus, without right to compensation.

BBD Participações S.A.

BBD Participações S.A. (“BBD”), indirectly owned 6.11% of our common shares and 3.11% of our total shares in April 2020, through its participation in Nova Cidade de Deus. BBD is a holding company that was organized to hold interests in our capital and in the capital of our indirect and direct shareholders. In 1999, BBD acquired from several shareholders an indirect interest of 5.51% of our voting capital. Only members of the Board of Directors or the Statutory Board of Executive Officers and qualified employees of Banco Bradesco, or Bradespar, or our subsidiaries and national non-profit legal entities or national companies controlled by them, which have as managers exclusively employees and/or managers of the Organization, may own shares in BBD. However, only the members of the Board of Directors and the Statutory Board of Executive Officers may own voting shares. Most of our board members and executive officers own shares in BBD.

NCF Participações S.A.

NCF is a holding company controlled by Cidade de Deus and by Fundação Bradesco. As of April 2020, NCF directly held 8.42% of common shares and 5.33% of the total shares of Bradesco.

      298– Reference Form – 2019

15. Control and economic group

b)     Related parties and subsidiaries

Main Companies, with direct and indirect participation, included in the consolidated financial statements:

	Activity	Shareholding interest
		2019	2018	2017
Financial Sector – Brazil
Ágora Corretora de Títulos e Valores Mobiliários S.A.	Brokerage	100.00%	100.00%	100.00%
Banco Alvorada S.A. (1)	Banking	-	100.00%	99.99%
Banco Bradescard S.A.	Cards	100.00%	100.00%	100.00%
Banco Bradesco BBI S.A.(2)	Investment bank	99.96%	99.96%	99.85%
Banco Bradesco BERJ S.A.	Banking	100.00%	100.00%	100.00%
Banco Bradesco Cartões S.A.	Cards	-	100.00%	100.00%
Banco Bradesco Financiamentos S.A.	Banking	100.00%	100.00%	100.00%
Banco Losango S.A.	Banking	100.00%	100.00%	100.00%
Bradesco Administradora de Consórcios Ltda.	Consortium management	100.00%	100.00%	100.00%
Bradesco Leasing S.A. Arrendamento Mercantil	Leases	100.00%	100.00%	100.00%
Bradesco-Kirton Corretora de Câmbio S.A. (3)	Exchange Broker	99.97%	99.97%	99.97%
Bradesco S.A. Corretora de Títulos e Valores Mobiliários	Brokerage	100.00%	100.00%	100.00%
BRAM - Bradesco Asset Management S.A. DTVM	Asset management	100.00%	100.00%	100.00%
Kirton Bank Brasil S.A.	Banking	100.00%	100.00%	100.00%
Tempo Serviços Ltda.	Services	100.00%	100.00%	100.00%
Financial Sector – Overseas
Banco Bradesco Argentina S.A.U (4) (5)	Banking	100.00%	100.00%	99.99%
Banco Bradesco Europa S.A. (5)	Banking	100.00%	100.00%	100.00%
Banco Bradesco S.A. Grand Cayman Branch (5) (6)	Banking	100.00%	100.00%	100.00%
Banco Bradesco S.A. New York Branch (5)	Banking	100.00%	100.00%	100.00%
Bradesco Securities, Inc. (5)	Brokerage	100.00%	100.00%	100.00%
Bradesco Securities, UK. Limited (5)	Brokerage	100.00%	100.00%	100.00%
Bradesco Securities, Hong Kong Limited (5)	Brokerage	100.00%	100.00%	100.00%
Cidade Capital Markets Ltd (5)	Banking	100.00%	100.00%	100.00%
Bradescard México, sociedad de Responsabilidad Limitada (7)	Cards	100.00%	100.00%	100.00%
Insurance, Pension Plan and Capitalization Bond Sector - In Brazil
Atlântica Companhia de Seguros	Insurance	100.00%	100.00%	100.00%
Bradesco Auto/RE Companhia de Seguros	Insurance	100.00%	100.00%	100.00%
Bradesco Capitalização S.A.	Capitalization bonds	100.00%	100.00%	100.00%
Bradesco Saúde S.A.	Insurance/health	100.00%	100.00%	100.00%
Bradesco Seguros S.A. (8)	Insurance	99.96%	99.96%	100.00%
Bradesco Vida e Previdência S.A.	Pension plan/Insurance	100.00%	100.00%	100.00%
Kirton Capitalização S.A. (9)	Capitalization bonds	-	-	100.00%
Kirton Seguros S.A. (9)	Insurance	-	-	98.54%
Kirton Vida e Previdência S.A. (9)	Pension plan/Insurance	-	-	100.00%
Odontoprev S.A. (10)	Dental care	50.01%	50.01%	50.01%
Insurance - Overseas
Bradesco Argentina de Seguros S.A. (5) (10)	Insurance	100.00%	99.98%	99.98%

      299– Reference Form – 2019

15. Control and economic group

	Activity	Shareholding interest
		2019	2018	2017
Other Activities - Brazil
Andorra Holdings S.A.	Holding	100.00%	100.00%	100.00%
Bradseg Participações S.A.	Holding	100.00%	100.00%	100.00%
Bradescor Corretora de Seguros Ltda.	Insurance Brokerage	100.00%	100.00%	100.00%
Bradesplan Participações Ltda. (11)	Holding	-	-	100.00%
BSP Empreendimentos Imobiliários S.A.	Real estate	100.00%	100.00%	100.00%
Cia. Securitizadora de Créditos Financeiros Rubi	Credit acquisition	100.00%	100.00%	100.00%
Columbus Holdings S.A.	Holding	100.00%	100.00%	100.00%
Nova Paiol Participações Ltda.	Holding	100.00%	100.00%	100.00%
União Participações Ltda. (12)	Holding	-	-	100.00%
Other Activities - Overseas
Bradesco North America LLC (5)	Services	100.00%	100.00%	100.00%

(1) Company incorporated in April 2019 by Kirton Bank S.A.; (2) Company incorporated in August 2019 by Banco Bradesco S.A.; (3) The functional currency of these companies abroad is the Real; (4) The special purpose entity International Diversified Payment Rights Company is being consolidated. The company is part of a structure set up for the securitization of the future flow of payment orders received overseas; (5) The functional currency of this company is the Mexican Peso; (6) Reduction in participation due to the merger of Kirton Seguros S.A. through the exchange of minority shares; (7) Companies merged in June, 2018, by their respective counterparts (Bradesco Seguros S.A., Bradesco Capitalização S.A. and Bradesco Vida e Previdência S.A.); (8) Accounting information used with date lag of up to 60 days; (9) Company merged in October 2018 by the company Nova Paiol Participações Ltda.; and (10) Company merged in November 2018 by the company Nova Paiol Participações Ltda.

c)     Issuer’s holdings in the group of companies

Banco Bradesco holdings in the group of companies are listed in item 15.4.“b.”

d)     Holdings of the group of companies in the issuer

There are no interests in companies of the Economic Group, in Bradesco, that are not the direct and indirect controllers.

e)     Companies under common control

Banco Bradesco S.A. has the same groups of controlling shareholders as Bradespar S.A.

15.5 – Shareholders’ agreement filed at the headquarters of the issuer or of which the controlling shareholder is a part of

There is no Shareholders’ Agreement filed at the headquarters of the issuer, or of which the controlling shareholders are a part, regulating the exercise of voting rights or the transferring of shares that have been issued by the issuer.

15.6 – Relevant changes in the shareholdings of members of the control group and the issuer’s managers

In the fiscal years of 2019, 2018 and 2017, there were no relevant changes in the shareholdings of members of the control group and the issuer’s managers.

      300– Reference Form – 2019

15. Control and economic group

15.7 – Main corporate transactions

2019:

a)     Event

In September 2019, Banco Bradesco S.A. signed an agreement to sell all shares held in Chain Serviços e Contact Center S.A. (“Chain”) to Almaviva do Brasil Telemarketing e Informática S.A.

b)     Main conditions of the deal

Chain has as its social object the provision of call center services. The operation was approved by the competent authorities and closed on January 14, 2020, ending the association with the Fidelity Group.

c)     Companies involved: Celta Holdings S.A., Banco Bradesco S.A. and Almaviva do Brasil Telemarketing e Informática S.A

d)     Effects arising from the transaction for the share ownership structure, especially for the holding of the controlling group of shareholders with more than 5% of share capital and the issuer’s Management

There was no effect on Bradesco’s share ownership structure.

e)     Corporate structure before and after the transaction

Not applicable.

f)      Mechanisms used to ensure equal treatment between shareholders

Not applicable.

a)     Event

In August 2019, Banco Bradesco S.A. signed the relevant documents to complete the merger of Banco Bradesco Cartões S.A., CNPJ nº 59.438.325/0001-01, without resulting in capital increase or issues of new shares. This transaction was approved by the Central Bank of Brazil in December 2019.

b)     Main conditions of the deal

The premise of this event was the corporate reorganization aiming at obtaining greater synergy and operational efficiency, with the consequent optimization and rationalization of financial, operational, administrative and legal costs, the consolidation of the strategy in the tracking of cards and the simplification of communication with account holders.

Under the terms of the Justification and Incorporation Protocol Instrument, the transaction did not bring any type of exchange or issue of new shares. Bradesco assumed all the obligations and rights of Banco Bradesco Cartões S.A. with said merger.

c)     Companies involved:

Banco Bradesco S.A. and Banco Bradesco Cartões S.A., CNPJ nº 59.438.325/0001-01 (Individual Person/Corporate Taxpayer's Registry)

d)     Effects arising from the transaction for the share ownership structure, especially for the holding of the controlling group of shareholders with more than 5% of share capital and the issuer’s Management

There was no effect on Bradesco’s share ownership structure.

e)     Corporate structure before and after the transaction

Not applicable.

f)      Mechanisms used to ensure equal treatment between shareholders

Not applicable.

      301– Reference Form – 2019

15. Control and economic group

a)     Event

In June 2019, Banco Bradesco S.A. signed an agreement to sell all shares held in NCR Brasil – Indústria de Equipamentos para Automação S.A. to NCR Corporation. The operation was approved by the competent authorities, and the transaction was made on October 28, 2019.

b)     Main conditions of the deal

Because it is a sale of the minority shareholding indirectly held by Bradesco, there was no specific condition or treatment relevant in the purchase and sale agreement.

c)     Companies involved: Banco Bradesco S.A., NCR Dutch Holdings, B.V., Nova Paiol Participações Ltda., NCR Brasil – Indústria de Equipamentos para Automação S.A.

d)     Effects arising from the transaction for the share ownership structure, especially for the holding of the controlling group of shareholders with more than 5% of share capital and the issuer’s Management

There was no effect on Bradesco’s share ownership structure.

e)     Corporate structure before and after the transaction

Not applicable.

f)      Mechanisms used to ensure equal treatment between shareholders

Not applicable.

a)     Event

In May 2019, Bradesco communicated to the market the share purchase agreement signed with the controlling shareholders of BAC Florida Bank (“BAC Florida”).

b)     Main conditions of the deal

Bradesco will pay approximately US$500 million for BAC Florida and will take over operations with the main objective of expanding the offer of investments in the USA to its high net worth (Prime) and Private Bank customers, as well as other banking services, such as checking account, credit card and real estate financing. This transaction will also provide Bradesco with the opportunity to expand business related to corporate and institutional clients.

c)     Companies involved:

The companies involved in the transaction are the following:

Purchasing Companies: (i) Lecce Holdings S.A.; wholly owned subsidiary of Bradesco (guarantor).

Selling Companies: (i) CAICO Investments Group Corp.; (ii) Empresa de Inversiones Alcastre Limited; (iii) Valores Intercontinentales de Panama Limited; (iv) Consorcio Nuevo Laredo Limited; (v) Consorcio Novara del Sur Limited; and (vi) Sociedad Internacional Yreka.

Target company: BAC Florida Bank.

d)     Effects arising from the transaction for the share ownership structure, especially for the holding of the controlling group of shareholders with more than 5% of share capital and the issuer’s Management

There was no effect on Bradesco’s share ownership structure.

e)     Corporate structure before and after the transaction

Not applicable.

f)      Mechanisms used to ensure equal treatment between shareholders

Not applicable.

      302– Reference Form – 2019

15. Control and economic group

2018:

a)     Event

Bradesco and Grupo Fidelity (Fidelity National Information Services, Inc.; Fidelity Information Services, LLC; Fidelity Participações e Serviços Ltda.) have rescinded their joint venture in Fidelity Processadora S.A. (“Processing Company”), a Brazilian company provider of credit card processing, of which Bradesco has an indirect stake of 49% in the share capital.

Date: December 31, 2018

b)     Main conditions of the deal

Details of the transaction: Once the operation is concluded, Bradesco will remain as the sole shareholder of the Processing Company, whose shareholders’ equity will be composed exclusively by the assets and liabilities relating to the provision of services to Bradesco Organization. The remaining assets and liabilities relating to the provision of services to third parties will be transferred to a new company, which will be 100% controlled by the Fidelity Group.

Bradesco and Fidelity Group will maintain their association in Fidelity Serviços S.A., a company that provides call center, collection, fraud prevention, and support services and other related services.

Pending approval by regulators: There is nothing pending approval by regulatory agencies.

Effects of the decision on the transaction: For Bradesco, the operation has as objective the reduction of processing costs, envisaging the efficiency of the business of credit cards.

c)     Companies involved: Fidelity National Information Services, Inc; Fidelity Information Services, LLC; Fidelity Participações e Serviços Ltda.; and Fidelity Processadora S.A.

d)     Effects arising from the transaction for the share ownership structure, especially for the holding of the controlling group of shareholders with more than 5% of share capital and the issuer’s Management

There was no effect on Bradesco’s share ownership structure.

e)     Corporate structure before and after the transaction

Not applicable.

f)      Mechanisms used to ensure equal treatment between shareholders

Not applicable.

a)     Event

Bradesco, through its subsidiary Alvorada Serviços e Negócios Ltda., firmed a partnership with RCB Investimentos (“RCB”), one of the leading companies in the market of credit management and recovery in Brazil, and with its controller PRA Group Brazil Investimentos e Participações, a company of the PRA Group Inc. (“PRA Group”), global leader in the acquisition and management of non-performed credits.

Date: October 2, 2018

b)     Main conditions of the deal

Details of the transaction: Bradesco will detain 65% of the shares issued by RCB, in which the founding individuals will remain as partners and remain ahead of the management of RCB alongside Bradesco.

Pending approval by regulators: There is no pending approval by regulatory bodies.

Effects of the decision on the transaction: For Bradesco, the partnership will enable more efficiency in its process of credit recovery, as well as participate more actively in the market of acquisition and credit recovery.

c)     Companies involved: Alvorada Serviços e Negócios Ltda.; PRA Group; RCB Investimentos S.A.; RCB Portfolios Ltda.; and Itapeva Recuperação de Créditos Ltda.

d)     Effects arising from the transaction for the share ownership structure, especially for the holding of the controlling group of shareholders with more than 5% of share capital and the issuer’s Management

There was no effect on Bradesco’s share ownership structure.

e)     Corporate structure before and after the transaction

Not applicable.

f)      Mechanisms used to ensure equal treatment between shareholders

Not applicable.

      303– Reference Form – 2019

15. Control and economic group

2017:

a)     Event

Bradesco S.A. (“Bradesco Seguros”), a subsidiary of Bradesco and Swiss Re Corporate Solutions Ltd. (“Swiss Re Corso”), concluded the transaction for the joint exploration of insurance for P&C (Property and Casualty) and transport (“Insurance of Large Risks”).

Date: July 3, 2017

b)     Main conditions of the deal

Details of the transaction: Bradesco Seguros will hold an equity stake of 40% in Swiss Re Brasil and the other 60% stake will remain with Swiss Re Corso, Swiss Re Brasil’s controlling company. Swiss Re Brasil shall be the exclusive platform of the parties for the operation and commercialization of large risk insurance products in Brazil.

Pending approval by regulators: There is no pending approval by regulatory bodies.

Effects of the decision on the transaction: For Bradesco Seguros, the operation will make it possible to take advantage of Swiss Re Brasil’s know-how in the Large Risks Insurance Market, increasing its potential to generate business.

c)     Companies involved: Bradesco Seguros, Swiss Re Corporate Solutions and Swiss Re Brasil.

d)     Effects arising from the transaction for the share ownership structure, especially for the holding of the controlling group of shareholders with more than 5% of share capital and the issuer’s Management

There was no effect on Bradesco’s and Bradesco Seguros’ share ownership structure.

e)     Corporate structure before and after the transaction

Not applicable.

f)      Mechanisms used to ensure equal treatment between shareholders

Not applicable.

a)     Event

Bradesco, together with Banco do Brasil (“BB”), Banco Santander (Brasil) S.A. (“Santander”), Caixa Econômica Federal (“CEF”) and Itaú Unibanco S.A. (“Itaú Unibanco”), together known as “Parties” signed the final documents for the constitution of a credit bureau, called Gestora de Inteligência de Crédito S.A. (a Credit Intelligence Holding – “Company”).

Date: June 14, 2017

b)     Main conditions of the deal

Details of the transaction: The Company has the objective of creating and maintaining a database with information and statements of individuals and legal entities. The control of the Company will be shared between the Parties, each of which will have 20% of its share capital.

The creation of the Company will make it possible, through a deeper knowledge of the profile of individuals and legal entities, to improve the processes for granting, pricing and directing credit lines carried out by entities participating in the National Financial System.

Pending approval by regulators: There is no pending approval by regulatory bodies.

Effects of the decision on the transaction: For Bradesco, the constitution of the Company represented an important step for the strengthening of its position in the National Financial System, since it allows the improvement of the tools for credit concession, allowing its expansion.

c)     Companies involved: Bradesco, BB, Santander, CEF and Itaú Unibanco.

      304– Reference Form – 2019

15. Control and economic group

d)     Effects arising from the transaction for the share ownership structure, especially for the holding of the controlling group of shareholders with more than 5% of share capital and the issuer’s Management

There was no effect on Bradesco’s share ownership structure.

e)     Corporate structure before and after the transaction

Not applicable.

f)      Mechanisms used to ensure equal treatment between shareholders

Not applicable.

15.8 – Other relevant information

Item 15.1

Information about the controllers:

▪       Fundação Bradesco: Because it is a foundation, it does not have shareholders to be identified. Bradesco’s Management (Board of Executive Officers and Board of Directors) compose the Managing Board of Fundação Bradesco, maximum Deliberative Body of that Entity; and

▪       BBD: the other shareholders of BBD, holders of 49.54% of its total capital, are pulverized and do not individually hold a sufficient shareholding interest to be indicated in item 15.1

      305– Reference Form – 2019

16. Transactions with related parties

16. Transactions with related parties

16.1 – Description of the rules, policies and practices of the issuer with regard to the realization of transactions with related parties

Bradesco, through its Policy on Transactions with Related Parties, consolidates the company’s procedures with regard to cited transactions, in accordance with the norms issued by regulators, providing transparency of the process to our shareholders, investors and the market in General, ensuring the strict alignment with the interests of the Bradesco Organization, according to the best practices of Corporate Governance.

In the preparation of this Practice, the guidelines contained in Technical Pronouncement CPC 05 – Disclosure on Related Parties, issued by the Accounting Pronouncements Committee, approved by the CMN Resolution No. 4,636/18 were observed, and also, by the CVM Deliberation No. 642/10.

The Organization must disclose transactions with related parties, according to Article 247 of Law No. 6,404/76, amended by Law No. 11,941/09 and normative stated previously. The relationships between the controller and subsidiaries should be disclosed independently of there being or not transactions between these related parties.

The disclosure is made in explanatory notes to Financial Statements, respecting the condition of supplying sufficient details for the identification of the related parties and of any essential conditions or not strictly commutative inherent to the transactions stated, in order to allow shareholders the right to inspect and monitor the management acts of the Company, without affecting the duty of promoting its ample disclosure to the market, when the operation contemplates relevant fact or on disclosure of the Financial Statements.

Bradesco’s Policy on Transactions with Related Parties was approved by the Board of Directors, whose last review, without amendments, was recorded on April 1, 2019 and is available on Bradesco’s Investor Relations website www.bradescori.com.br.

      306– Reference Form – 2019

16. Transactions with related parties

16.2 – Information about transactions with related parties

Related party	Date of the operation	Amount involved (Reais)	Existing balance	Amount (Reais)	Term	Loan or another type of debt	Interest rate applied
Cidade de Deus Companhia Comercial de Participações	October 23, 2019	131,999,000.00	133,085,000.00	Not applicable	December 20, 2021	No	0.0000
Relationship with the issuer	Controlling Shareholder
Contract Object	Bank Deposit Certificate CDB 98.00% CDI Bank Deposit Certificate CDB 100.25% CDI
Collaterals and insurances	Not applicable
Creditor or debtor	Debtor
Rescission or termination	Not applicable
Type and reason for operation

Related party	Date of the operation	Amount involved (Reais)	Existing balance	Amount (Reais)	Term	Loan or another type of debt	Interest rate applied
Cidade de Deus Companhia Comercial de Participações	December 31, 2019	109,744,154.88	109,744,154.88	Not applicable	Not stated	No	0.0000
Relationship with the issuer	Controlling Shareholder
Contract Object	Demand Deposits
Collaterals and insurances	Not applicable
Creditor or debtor	Debtor
Rescission or termination	Not applicable
Type and reason for operation

Related party	Date of the operation	Amount involved (Reais)	Existing balance	Amount (Reais)	Term	Loan or another type of debt	Interest rate applied
Cidade de Deus Companhia Comercial de Participações	December 31, 2019	18,771,000.00	18,771,000.00	Not applicable	Not stated	No	0.0000
Relationship with the issuer	Controlling Shareholder
Contract Object	Eurobonus
Collaterals and insurances	Not applicable
Creditor or debtor	Debtor
Rescission or termination	Not applicable
Type and reason for operation

Related party	Date of the operation	Amount involved (Reais)	Existing balance	Amount (Reais)	Term	Loan or another type of debt	Interest rate applied
Cidade de Deus Companhia Comercial de Participações	March 8, 2018	1,799,957,000.00	1,909,002,000.00	Not applicable	December 19, 2019	No	0.0000
Relationship with the issuer	Controlling Shareholder
Contract Object	Funds from Issuing of Securities – LF -102.75% CDI Funds from Issuing of Securities – LF -103.00% CDI Funds from Issuing of Securities – LF -104.25% CDI
Collaterals and insurances	Not applicable
Creditor or debtor	Debtor
Rescission or termination	Not applicable
Type and reason for operation

      307– Reference Form – 2019

16. Transactions with related parties

Related party	Date of the operation	Amount involved (Reais)	Existing balance	Amount (Reais)	Term	Loan or another type of debt	Interest rate applied
Cidade de Deus Companhia Comercial de Participações	December 31, 2019	133,145,000.00	133,145,000.00	Not applicable	Not stated	No	0.0000
Relationship with the issuer	Controlling Shareholder
Contract Object	Payable Dividends and Bonuses
Collaterals and insurances	Not applicable
Creditor or debtor	Debtor
Rescission or termination	Not applicable
Type and reason for operation

Related party	Date of the operation	Amount involved (Reais)	Existing balance	Amount (Reais)	Term	Loan or another type of debt	Interest rate applied
Cidade de Deus Companhia Comercial de Participações	April 2, 2018	105,697,000.00	20,721,000.00	Not applicable	April 1, 2021	No	0.0000
Relationship with the issuer	Controlling Shareholder
Contract Object	Derivatives - 100% CDI
Collaterals and insurances	Not applicable
Creditor or debtor	Debtor
Rescission or termination	Not applicable
Type and reason for operation

Related party	Date of the operation	Amount involved (Reais)	Existing balance	Amount (Reais)	Term	Loan or another type of debt	Interest rate applied
Nova Cidade de Deus Participações S.A.	December 31, 2019	817,000.00	817,000.00	Not applicable	Not stated	No	0.0000
Relationship with the issuer	Controlling Shareholder
Contract Object	Payable Dividends and Bonuses
Collaterals and insurances	Not applicable
Creditor or debtor	Debtor
Rescission or termination	Not applicable
Type and reason for operation

Related party	Date of the operation	Amount involved (Reais)	Existing balance	Amount (Reais)	Term	Loan or another type of debt	Interest rate applied
Nova Cidade de Deus Participações S.A.	March 8, 2019	546,538,000.00	558,399,000.00	Not applicable	December 21, 2021	No	0.0000
Relationship with the issuer	Controlling Shareholder
Contract Object

Bank Deposit Certificate CDB - Investplus Bills - 98.00% CDI
Bank Deposit Certificate CDB - Investplus Bills - 98.50% CDI
Bank Deposit Certificate CDB - Investplus Bills - 100.00% CDI
Bank Deposit Certificate CDB - Investplus Bills - 100.25% CDI

Collaterals and insurances	Not applicable
Creditor or debtor	Debtor
Rescission or termination	Not applicable
Type and reason for operation

      308– Reference Form – 2019

16. Transactions with related parties

Related party	Date of the operation	Amount involved (Reais)	Existing balance	Amount (Reais)	Term	Loan or another type of debt	Interest rate applied
Nova Cidade de Deus Participações S.A.	December 31, 2019	2,555,000.00	2,569,000.00	Not applicable	Not stated	No	0.0000
Relationship with the issuer	Controlling Shareholder
Contract Object	Fixed Income - Bradesco FI Referenced DI União II
Collaterals and insurances	Not applicable
Creditor or debtor	Debtor
Rescission or termination	Not applicable
Type and reason for operation

Related party	Date of the operation	Amount involved (Reais)	Existing balance	Amount (Reais)	Term	Loan or another type of debt	Interest rate applied
Nova Cidade de Deus Participações S.A.	December 12, 2019	500,000,000.00	500,482,000.00	Not applicable	Not stated	No	0.0000
Relationship with the issuer	Controlling Shareholder
Contract Object	Financial Bills - 104.25% Financial Bills - 105.00%
Collaterals and insurances	Not applicable
Creditor or debtor	Debtor
Rescission or termination	Not applicable
Type and reason for operation

Related party	Date of the operation	Amount involved (Reais)	Existing balance	Amount (Reais)	Term	Loan or another type of debt	Interest rate applied
Fundação Bradesco	December 31, 2019	51,848,000.00	51,848,000.00	Not applicable	Not stated	No	0.0000
Relationship with the issuer	Controlling Shareholder
Contract Object	Payable Dividends and Bonuses
Collaterals and insurances	Not applicable
Creditor or debtor	Debtor
Rescission or termination	Not applicable
Type and reason for operation

Related party	Date of the operation	Amount involved (Reais)	Existing balance	Amount (Reais)	Term	Loan or another type of debt	Interest rate applied
Fundação Bradesco	October 25, 2018	1,396,800,000.00	1,517,005,000.00	Not applicable	March 15, 2049	No	0.0000
Relationship with the issuer	Controlling Shareholder
Contract Object	Financial Bills - 120% Selic
Collaterals and insurances	Not applicable
Creditor or debtor	Debtor
Rescission or termination	Not applicable
Type and reason for operation

      309– Reference Form – 2019

16. Transactions with related parties

Related party	Date of the operation	Amount involved (Reais)	Existing balance	Amount (Reais)	Term	Loan or another type of debt	Interest rate applied
Fundação Bradesco	June 12, 2019	2,550,000,000.00	2,596,134,000.00	Not applicable	December 30, 2025	No	0.0000
Relationship with the issuer	Controlling Shareholder
Contract Object	Financial Bills - 105.25% CDI Financial Bills - 105.75% CDI Financial Bills - 107.75% CDI
Collaterals and insurances	Not applicable
Creditor or debtor	Debtor
Rescission or termination	Not applicable
Type and reason for operation

Related party	Date of the operation	Amount involved (Reais)	Existing balance	Amount (Reais)	Term	Loan or another type of debt	Interest rate applied
Fundação Bradesco	December 31, 2019	202,524,000.00	204,193,000.00	Not applicable	Not stated	No	0.0000
Relationship with the issuer	Controlling Shareholder
Contract Object	Fixed Income - Bradesco FI Referenced DI União II
Collaterals and insurances	Not applicable
Creditor or debtor	Debtor
Rescission or termination	Not applicable
Type and reason for operation

Related party	Date of the operation	Amount involved (Reais)	Existing balance	Amount (Reais)	Term	Loan or another type of debt	Interest rate applied
Fundação Bradesco	December 20, 2019	561,709,000.00	562,392,000.00	Not applicable	December 29, 2020	No	0.0000
Relationship with the issuer	Controlling Shareholder
Contract Object	Bank Deposit Certificate CDB - 101.25%
Collaterals and insurances	Not applicable
Creditor or debtor	Debtor
Rescission or termination	Not applicable
Type and reason for operation

Related party	Date of the operation	Amount involved (Reais)	Existing balance	Amount (Reais)	Term	Loan or another type of debt	Interest rate applied
BBD Participações S.A.	December 12, 2019	9,291,000.00	9,310,000.00	Not applicable	December 20, 2021	No	0.0000
Relationship with the issuer	Controlling Shareholder
Contract Object	Bank Deposit Certificate CDB - 100.25%
Collaterals and insurances	Not applicable
Creditor or debtor	Debtor
Rescission or termination	Not applicable
Type and reason for operation

      310– Reference Form – 2019

16. Transactions with related parties

Related party	Date of the operation	Amount involved (Reais)	Existing balance	Amount (Reais)	Term	Loan or another type of debt	Interest rate applied
NCF Participações S.A.	December 23, 2015	5,000,000,000.00	5,005,342,000.00	Not applicable	December 23, 2049	No	0.0000
Relationship with the issuer	Controlling Shareholder
Contract Object	Financial Bills - 125% Selic
Collaterals and insurances	Not applicable
Creditor or debtor	Debtor
Rescission or termination	Not applicable
Type and reason for operation

Related party	Date of the operation	Amount involved (Reais)	Existing balance	Amount (Reais)	Term	Loan or another type of debt	Interest rate applied
NCF Participações S.A.	July 16, 2018	2,156,347,000.00	2,169,836,000.00	Not applicable	February 1, 2022	No	0.0000
Relationship with the issuer	Controlling Shareholder
Contract Object	Financial Bills - 103.00% CDI Financial Bills - 104.25% CDI
Collaterals and insurances	Not applicable
Creditor or debtor	Debtor
Rescission or termination	Not applicable
Type and reason for operation

Related party	Date of the operation	Amount involved (Reais)	Existing balance	Amount (Reais)	Term	Loan or another type of debt	Interest rate applied
NCF Participações S.A.	October 23, 2019	500,492,000.00	503,271,000.00	Not applicable	December 10, 2021	No	0.0000
Relationship with the issuer	Controlling Shareholder
Contract Object	Bank Deposit Certificate CDB - 98.50% CDI Bank Deposit Certificate CDB - 99.00% CDI Bank Deposit Certificate CDB - 100.25% CDI
Collaterals and insurances	Not applicable
Creditor or debtor	Debtor
Rescission or termination	Not applicable
Type and reason for operation

Related party	Date of the operation	Amount involved (Reais)	Existing balance	Amount (Reais)	Term	Loan or another type of debt	Interest rate applied
NCF Participações S.A.	December 31, 2019	31,956,000.00	31,956,000.00	Not applicable	Not stated	No	0.0000
Relationship with the issuer	Controlling Shareholder
Contract Object	Payable Dividends and Bonuses
Collaterals and insurances	Not applicable
Creditor or debtor	Debtor
Rescission or termination	Not applicable
Type and reason for operation

      311– Reference Form – 2019

16. Transactions with related parties

Related party	Date of the operation	Amount involved (Reais)	Existing balance	Amount (Reais)	Term	Loan or another type of debt	Interest rate applied
NCF Participações S.A.	December 31, 2019	4,462,000.00	4,504,000.00	Not applicable	Not stated	No	0.0000
Relationship with the issuer	Controlling Shareholder
Contract Object	Fixed Income - Bradesco FI Referenced DI União II
Collaterals and insurances	Not applicable
Creditor or debtor	Debtor
Rescission or termination	Not applicable
Type and reason for operation

Related party	Date of the operation	Amount involved (Reais)	Existing balance	Amount (Reais)	Term	Loan or another type of debt	Interest rate applied
Alelo - Cia. Brasileira de Soluções e Serviços	January 4, 2010	15,715,000.00	15,715,000.00	Not applicable	Not stated	No	0.0000
Relationship with the issuer	Affiliate company
Contract Object

Sale of Products and Services of the CBSS, using the operating system, as well as the promotion and marketing of the Digio products and services at the Bradesco network of subsidiaries and branches, in addition to the analysis and monitoring of the credit outcome and the possible liquidation of Client debts in the operations in which a term payment is the condition of payment.

Collaterals and insurances	Not applicable
Creditor or debtor	Creditor
Rescission or termination

The agreement may be terminated with immediate effect, upon the simple notification of the innocent party to the other, in the event of a default or breach to any of the clauses or conditions agreed. This is provided that the defaulting or infringing party does not abide by or settle their obligation within ten (10) days, counted from the receipt of the notice by the innocent party requesting the injunction; or in case of bankruptcy, judicial or extrajudicial settlement, the beginning of the proceedings for extrajudicial restructuring or if, by determination of relevant authority or entity, this agreement is suspended.

Type and reason for operation

Related party	Date of the operation	Amount involved (Reais)	Existing balance	Amount (Reais)	Term	Loan or another type of debt	Interest rate applied
Alelo - Cia. Brasileira de Soluções e Serviços	December 31, 2019	20,337,000.00	20,337,000.00	Not applicable	Not stated	No	0.0000
Relationship with the issuer	Affiliate company
Contract Object	Demand Deposits
Collaterals and insurances	Not applicable
Creditor or debtor	Debtor
Rescission or termination	Not applicable
Type and reason for operation

Related party	Date of the operation	Amount involved (Reais)	Existing balance	Amount (Reais)	Term	Loan or another type of debt	Interest rate applied
Alelo - Cia. Brasileira de Soluções e Serviços	December 4, 2019	783,364,000.00	798,626,000.00	Not applicable	December 1, 2021	No	0.0000
Relationship with the issuer	Affiliate company
Contract Object	Bank Deposit Certificate CDB - 100.25%
Collaterals and insurances	Not applicable
Creditor or debtor	Debtor
Rescission or termination	Not applicable
Type and reason for operation

      312– Reference Form – 2019

16. Transactions with related parties

Related party	Date of the operation	Amount involved (Reais)	Existing balance	Amount (Reais)	Term	Loan or another type of debt	Interest rate applied
Cielo S.A.	November 30, 2000	11,332,098,000.00	11,332,098,000.00	Not applicable	Not stated	No	0.0000
Relationship with the issuer	Affiliate company
Contract Object

The purpose of the agreement is to define the deadlines, procedures and amounts to be observed by the parties for the transfer of the amounts of the transactions Visa, Mastecard, Elo and Amex from Bradesco by Cielo.

Collaterals and insurances	Not applicable
Creditor or debtor	Creditor
Rescission or termination	Not applicable
Type and reason for operation

Related party	Date of the operation	Amount involved (Reais)	Existing balance	Amount (Reais)	Term	Loan or another type of debt	Interest rate applied
Livelo S.A.	November 7, 2019	911,269,000.00	916,434,000.00	Not applicable	December 6, 2021	No	0.0000
Relationship with the issuer	Affiliate company
Contract Object	Bank Deposit Certificate CDB - 100.00% Bank Deposit Certificate CDB - 100.25% Bank Deposit Certificate CDB - 101.00%
Collaterals and insurances	Not applicable
Creditor or debtor	Debtor
Rescission or termination	Not applicable
Type and reason for operation

Related party	Date of the operation	Amount involved (Reais)	Existing balance	Amount (Reais)	Term	Loan or another type of debt	Interest rate applied
Livelo S.A.	December 31, 2019	1,398,000.00	1,398,000.00	Not applicable	Not stated	No	0.0000
Relationship with the issuer	Affiliate company
Contract Object	Demand Deposits
Collaterals and insurances	Not applicable
Creditor or debtor	Debtor
Rescission or termination	Not applicable
Type and reason for operation

Related party	Date of the operation	Amount involved (Reais)	Existing balance	Amount (Reais)	Term	Loan or another type of debt	Interest rate applied
Crediare S.A. Crédito Financiamento e Investimento	December 30, 2019	213,650,000.00	213,689,000.00	Not applicable	January 2, 2020	No	0.0000
Relationship with the issuer	Joint Venture
Contract Object	Interbank Deposits - Post DCI - 105.80% DI
Collaterals and insurances	Not applicable
Creditor or debtor	Creditor
Rescission or termination	Not applicable
Type and reason for operation

      313– Reference Form – 2019

16. Transactions with related parties

Related party	Date of the operation	Amount involved (Reais)	Existing balance	Amount (Reais)	Term	Loan or another type of debt	Interest rate applied
Crediare S.A. Crédito Financiamento e Investimento	December 31, 2019	6,072,000.00	6,072,000.00	Not applicable	Not stated	No	0.0000
Relationship with the issuer	Joint Venture
Contract Object	Receivable Dividends and Bonuses
Collaterals and insurances	Not applicable
Creditor or debtor	Creditor
Rescission or termination	Not applicable
Type and reason for operation

Related party	Date of the operation	Amount involved (Reais)	Existing balance	Amount (Reais)	Term	Loan or another type of debt	Interest rate applied
NCR Brasil - Insdústria de Equipamentos para Automação S.A.	November 25, 2019	37,425,000.00	37,430,000.00	Not applicable	December 13, 2021	No	0.0000
Relationship with the issuer	Affiliate company
Contract Object	Bank Deposit Certificate CDB - InvestFacil - Pre 5%
Collaterals and insurances	Not applicable
Creditor or debtor	Debtor
Rescission or termination	Not applicable
Type and reason for operation

Related party	Date of the operation	Amount involved (Reais)	Existing balance	Amount (Reais)	Term	Loan or another type of debt	Interest rate applied
Elo Participações S.A.	June 29, 2018	334,077,000.00	362,835,000.00	Not applicable	November 22, 2021	No	0.0000
Relationship with the issuer	Affiliate company
Contract Object	Bank Deposit Certificate - CDB Fácil (Easy) - 100.00% CDI Bank Deposit Certificate - CDB Fácil (Easy) - 101.00% CDI Bank Deposit Certificate - CDB Fácil (Easy) - 102.25% CDI
Collaterals and insurances	Not applicable
Creditor or debtor	Debtor
Rescission or termination	Not applicable
Type and reason for operation

Related party	Date of the operation	Amount involved (Reais)	Existing balance	Amount (Reais)	Term	Loan or another type of debt	Interest rate applied
Elo Participações S.A.	December 30, 2019	471,990,000.00	473,518,000.00	Not applicable	December 20, 2021	No	0.0000
Relationship with the issuer	Affiliate company
Contract Object	Bank Deposit Certificate - CDB Fácil (Easy) - 100.25% CDI
Collaterals and insurances	Not applicable
Creditor or debtor	Debtor
Rescission or termination	Not applicable
Type and reason for operation

      314– Reference Form – 2019

16. Transactions with related parties

Related party	Date of the operation	Amount involved (Reais)	Existing balance	Amount (Reais)	Term	Loan or another type of debt	Interest rate applied
Banco Digio S.A.	December 30, 2019	311,480,000.00	311,541,000.00	Not applicable	January 2, 2020	No	0.0000
Relationship with the issuer	Joint Venture
Contract Object	Interbank Deposits - Post DCI - 115.66% DI
Collaterals and insurances	Not applicable
Creditor or debtor	Debtor
Rescission or termination	Not applicable
Type and reason for operation

Related party	Date of the operation	Amount involved (Reais)	Existing balance	Amount (Reais)	Term	Loan or another type of debt	Interest rate applied
Banco Digio S.A.	March 13, 2019	50,000,000.00	52,675,000.00	Not applicable	March 19, 2019	No	0.0000
Relationship with the issuer	Joint Venture
Contract Object	Interbank Deposits - Pre DCI - 100.00%
Collaterals and insurances	Not applicable
Creditor or debtor	Debtor
Rescission or termination	Not applicable
Type and reason for operation

Related party	Date of the operation	Amount involved (Reais)	Existing balance	Amount (Reais)	Term	Loan or another type of debt	Interest rate applied
Chain Serviços e Contact Center Ltda.	October 8, 2019	43,060,000.00	43,306,000.00	Not applicable	November 25, 2020	No	0.0000
Relationship with the issuer	Affiliate company
Contract Object	Bank Deposit Certificate CDB - InvestFacil - 95.00%
Collaterals and insurances	Not applicable
Creditor or debtor	Debtor
Rescission or termination	Not applicable
Type and reason for operation

Related party	Date of the operation	Amount involved (Reais)	Existing balance	Amount (Reais)	Term	Loan or another type of debt	Interest rate applied
Gestora de Inteligência de Crédito S.A.	August 12, 2019	141,602,000.00	144,489,000.00	Not applicable	February 27, 2022	No	0.0000
Relationship with the issuer	Affiliate company
Contract Object	Bank Deposit Certificate - CDB Fácil (Easy) - 100.00% CDI
Collaterals and insurances	Not applicable
Creditor or debtor	Debtor
Rescission or termination	Not applicable
Type and reason for operation

      315– Reference Form – 2019

16. Transactions with related parties

Related party	Date of the operation	Amount involved (Reais)	Existing balance	Amount (Reais)	Term	Loan or another type of debt	Interest rate applied
Stelo S.A.	December 31, 2019	1,450,000.00	1,450,000.00	Not applicable	Not stated	No	0.0000
Relationship with the issuer	Affiliate company
Contract Object	Demand Deposits
Collaterals and insurances	Not applicable
Creditor or debtor	Debtor
Rescission or termination	Not applicable
Type and reason for operation

Related party	Date of the operation	Amount involved (Reais)	Existing balance	Amount (Reais)	Term	Loan or another type of debt	Interest rate applied
Fleury S.A.	December 6, 2018	15,500,000.00	13,830,000.00	Not applicable	60 months	No	0.0000
Relationship with the issuer	Affiliate company
Contract Object

The purpose of the Agreement is exclusively the processing of the payroll and the provision of bank services, including the structure of the Service Point in the premises of Fleury, with the deadline of 60 months.

Collaterals and insurances	Not applicable
Creditor or debtor	Debtor
Rescission or termination	Not applicable
Type and reason for operation

Related party	Date of the operation	Amount involved (Reais)	Existing balance	Amount (Reais)	Term	Loan or another type of debt	Interest rate applied
Fleury S.A.	December 16, 2019	237,500,000.00	237,863,000.00	Not applicable	December 16, 2027	No	0.0000
Relationship with the issuer	Affiliate company
Contract Object	Debentures DI 100% + 1.20% p.a.
Collaterals and insurances	Not applicable
Creditor or debtor	Debtor
Rescission or termination	Not applicable
Type and reason for operation

Related party	Date of the operation	Amount involved (Reais)	Existing balance	Amount (Reais)	Term	Loan or another type of debt	Interest rate applied
Ibi Promotora de Vendas	November 7, 2019	9,272,000.00	9,325,000.00	Not applicable	November 23, 2021	No	0.0000
Relationship with the issuer	Affiliate company
Contract Object	Bank Deposit Certificate - CDB 100.00% CDI Bank Deposit Certificate - CDB 100.25% CDI Bank Deposit Certificate - CDB 101.00% CDI
Collaterals and insurances	Not applicable
Creditor or debtor	Debtor
Rescission or termination	Not applicable
Type and reason for operation

      316– Reference Form – 2019

16. Transactions with related parties

Related party	Date of the operation	Amount involved (Reais)	Existing balance	Amount (Reais)	Term	Loan or another type of debt	Interest rate applied
Servinet Serviços LTDA.	December 30, 2019	22,799,000.00	22,801,000.00	Not applicable	July 25, 2021	No	0.0000
Relationship with the issuer	Affiliate company
Contract Object	Debentures - DI 50%
Collaterals and insurances	Not applicable
Creditor or debtor	Debtor
Rescission or termination	Not applicable
Type and reason for operation

16.3 – Identification of measures taken to deal with conflicts of interest and the demonstration of strictly commutative conditions agreed or of the appropriate compensatory payment made

In addition to the transactions presented in item 16.2, the other related parties, mainly with subsidiaries, affiliates and shared control and key management personnel, are performed on values, usual market rates and deadlines or of previous negotiations, under mutual conditions.

The Management has an internal control structure to ensure that transactions are in similar conditions to those that could be established with any unrelated parties.

In case of any violations of the provisions of item 16.1, the case will be forwarded to the Ethical Conduct Committee, a subordinate to the Board of Directors, which will adopt the appropriate penalties. This will alert to the fact that it qualifies as a crime and those who are responsible for such act shall be subject to the penalties referred to in the legislation in force.

16.4 – Other relevant information

There is no further information that we believe to be significant.

      317– Reference Form – 2019

17. Share Capital

17. Share Capital

17.1 – Information on the share capital

Date of authorization or approval	Value of capital (Real)	Payment term	Number of common shares (units)	Number of preferred shares (units)	Total number of shares (units)
Capital type	Issued Capital		4,435,106,575	4,435,106,111	8,870,212,686
March 10, 2020	79,100,000,000.00
Capital type	Subscribed Capital		4,435,106,575	4,435,106,111	8,870,212,686
March 10, 2020	79,100,000,000.00
Capital type	Paid-Up Capital		4,435,106,575	4,435,106,111	8,870,212,686
March 10, 2020	79,100,000,000.00

17.2 – Capital Increases

2020

Date of decision	Body which decided the increase	Issuing date	Total issue value (Real)	Type of increase	Common shares (units)	Preferred shares (units)	Total shares (units)	Subscription/ Previous Capital	Issuing price	Rating factor
March 10, 2020	Shareholders’ Meeting	March 10, 2020	4,000,000,000	Private subscription	403,191,507	403,191,465	806,382,972	10.00000	4.96	R$ per unit
Criterion for determining the issue price

The cost assigned to the subsidized shares, regardless of currency, fulfills the requirements of Law No. 9,247/15 and those of paragraph 1 of Article 47 of the Normative Instruction No. 1,022/10, of the Brazil’s Federal Revenue Department.

Payment form	Not Applicable. It is 10% bonus in shares, attributable to the company’s shareholders, free of charge, one (1) new share for each ten (10) shares of the same type that holders own on the base date.

2019

Date of decision	Body which decided the increase	Issuing date	Total issue value (Real)	Type of increase	Common shares (units)	Preferred shares (units)	Total shares (units)	Subscription/ Previous Capital	Issuing price	Rating factor
March 11, 2019	Shareholders’ Meeting	March 11, 2019	8,000,000,000	Private subscription	671,985,845	671,985,774	1,343,971,619	20.00000	5.95	R$ per unit
Criterion for determining the issue price

The cost assigned to the subsidized shares, regardless of currency, fulfills the requirements of Law No. 9,247/15 and those of paragraph 1 of Article 47 of the Normative Instruction No. 1,022/10, of the Brazil’s Federal Revenue Department.

Payment form	Not Applicable. It is 20% bonus in shares, attributable to the company’s shareholders, free of charge, two (2) new shares for each ten (10) shares of the same type that holders own on the base date.

      318– Reference Form – 2019

17. Share Capital

2018

Date of decision	Body which decided the increase	Issuing date	Total issue value (Real)	Type of increase	Common shares (units)	Preferred shares (units)	Total shares (units)	Subscription/ Previous Capital	Issuing price	Rating factor
March 12, 2018	Shareholders’ Meeting	March 12, 2018	8,000,000,000	Private subscription	305,448,111	305,448,079	610,896,190	10.00000	13.09	R$ per unit
Criterion for determining the issue price

The cost assigned to the subsidized shares, regardless of currency, fulfills the requirements of Law No. 9,247/15 and those of paragraph 1 of Article 47 of the Normative Instruction No. 1,022/10, of the Brazil’s Federal Revenue Department.

Payment form	Not Applicable. It is 10% bonus in shares, attributable to the company’s shareholders, free of charge, one (1) new share for each ten (10) shares of the same type that holders own on the base date.

2017

Date of decision	Body which decided the increase	Issuing date	Total issue value (Real)	Type of increase	Common shares (units)	Preferred shares (units)	Total shares (units)	Subscription/ Previous Capital	Issuing price	Rating factor
March 10, 2017	Shareholders’ Meeting	March 10, 2017	8,000,000,000	Private subscription	277,680,101	277,680,072	555,360,173	10.00000	14.41	R$ per unit
Criterion for determining the issue price

The cost assigned to the subsidized shares, regardless of currency, fulfills the requirements of Law No. 9,247/15 and those of paragraph 1 of Article 47 of the Normative Instruction No. 1,022/10, of the Brazil’s Federal Revenue Department.

Payment form	Not Applicable. It is 10% bonus in shares, attributable to the company’s shareholders, free of charge, one (1) new share for each ten (10) shares of the same type that holders own on the base date.

17.3 – Information about developments, grouping and share bonuses

2020

Date of approval	Number of shares before the approval (units)			Number of shares after the approval (units)
	Number of Common shares	Number of Preferred shares	Total number of shares	Number of Common shares	Number of Preferred shares	Total number of shares
Bonus
March 10, 2020	4,031,915,068	4,031,914,646	8.063.829,714	4,435,106,575	4,435,106,111	8,870,212,686

2019

Date of approval	Number of shares before the approval (units)			Number of shares after the approval (units)
	Number of Common shares	Number of Preferred shares	Total number of shares	Number of Common shares	Number of Preferred shares	Total number of shares
Bonus
March 11, 2019	3,359,929,223	3,359,928,872	6,719,858,095	4,031,915,068	4,031,914,646	8.063.829,714

      319– Reference Form – 2019

17. Share Capital

2018

Date of approval	Number of shares before the approval (units)			Number of shares after the approval (units)
	Number of Common shares	Number of Preferred shares	Total number of shares	Number of Common shares	Number of Preferred shares	Total number of shares
Bonus
March 12, 2018	3,054,481,112	3,054,480,793	6,108,961,905	3,359,929,223	3,359,928,872	6,719,858,095

2017

Date of approval	Number of shares before the approval (units)			Number of shares after the approval (units)
	Number of Common shares	Number of Preferred shares	Total number of shares	Number of Common shares	Number of Preferred shares	Total number of shares
Bonus
March 10, 2017	2,776,801,011	2,776,800,721	5,553,601,732	3,054,481,112	3,054,480,793	6,108,961,905

17.4 – Information on the share capital

Reason for not completing the chart:

In the fiscal years of 2017 to 2019, as well as up to May 29, 2020, there was no reduction in the capital of the Company.

17.5 – Other relevant information

There is no further significant information.

      320– Reference Form – 2019

18. Securities

18. Securities

18.1 – Share Rights

Kind of shares or CDA	Common
Tag along	100%
Entitled to dividends

Minimum mandatory dividend – According to item III of Article 27 of the Bylaws, shareholders are entitled to, in each fiscal year, by virtue of minimum mandatory dividends, 30% of the net income, adjusted by reducing or increasing the values specified in items I, II and III of Article 202 of Law No. 6,404/76. Therefore, this percentage is above the minimum percentage of 25% set by paragraph 2 of Article 202 of Law No. 6,404/76.

Intermediate Dividends – The Board of Executive Officers, upon approval by the Board of Directors, is authorized to declare and pay interim dividends, especially twice a year or on a monthly basis, to the existing Accumulated Profits or Profit Reserves accounts (paragraph 1 of Article 27 of the Bylaws). They may also authorize the distribution of Interest on Own Capital to replace, in part of in full, the interim dividends (paragraph 2 of Article 27 of the Bylaws).

Right to vote	Full
Convertibility	No
Right to reimbursement of capital	Yes
Description of the features of the repayment of capital	The common shares are entitled to the repayment of capital, however preferred shares have priority in the reimbursement of Share Capital in the event of liquidation of the Company.
Restriction to movement	No
Conditions for the modification of the rights secured by such securities	These Bylaws do not include any additional conditions to those provided for in the law so that there cannot be any changes to the rights secured by securities issued by the Company.
Possibility of redeeming shares or quotas	No
Other relevant features	There are no other features that we believe to be relevant.

Kind of shares or CDA	Preferred
Tag along	80%
Entitled to dividends

Minimum mandatory dividend – According to item III of Article 27 of the Bylaws, shareholders are entitled to, in each fiscal year, by virtue of minimum mandatory dividends, 30% of the net income, adjusted by reducing or increasing the values specified in items I, II and III of Article 202 of Law No. 6,404/76. Therefore, this percentage is above the minimum percentage of 25% set by paragraph 2 of Article 202 of Law No. 6,404/76.

Intermediate Dividends – The Board of Executive Officers, upon approval by the Board of Directors, is authorized to declare and pay interim dividends, especially twice a year or on a monthly basis, to the existing Accumulated Profits or Profit Reserves accounts (paragraph 1 of Article 27 of the Bylaws). They may also authorize the distribution of Interest on Own Capital to replace, in part of in full, the interim dividends (paragraph 2 of Article 27 of the Bylaws).

Right to vote	Without Right
Convertibility	No
Right to reimbursement of capital	Yes
Description of the features of the repayment of capital	The preferred shares have priority in the reimbursement of Share Capital in the event of liquidation of the company.
Restriction to movement	No
Conditions for the modification of the rights secured by such securities	These Bylaws do not include any additional conditions to those provide for in the law so that there cannot be any changes to the rights secured by securities issued by the Company.
Possibility of redeeming shares or quotas	No
Other relevant features	Preferred shares do not have voting rights, except as indicated in Article 111, paragraph 1 of the Brazilian Corporate Act.

      321– Reference Form – 2019

18. Securities

18.2 – Description of any statutory rules that significantly limit the voting rights of shareholders or that lead them to carry out public offering

There are no statutory rules that significantly limit the voting rights of shareholders or lead them to carry out public offering.

18.3 – Description of the exceptions and suspense clauses that relate to political or economic rights laid down in the Bylaws

There are no exceptions or suspense clauses that relate to the political or economic rights laid down in the Bylaws.

18.4 – Volume of negotiations and major and minor quotes of traded securities

Fiscal Year	12/31/2019
Quarter	Security value	Type	Class	Market	Administrative entity	Traded amount (Reais)	Highest quotation (Reais)	Lowest quotation (Reais) Quotation factor		Average daily value
3/31/2019	Shares	Common		Stock Exchange	BM&FBOVESPA S.A. - Securities, Commodities and Futures Exchange	6,233,152,474	29.48	25.30	R$ Per unit	27.47
6/30/2019	Shares	Common		Stock Exchange	BM&FBOVESPA S.A. - Securities, Commodities and Futures Exchange	5,631,543,471	29.03	24.15	R$ Per unit	26.85
9/30/2019	Shares	Common		Stock Exchange	BM&FBOVESPA S.A. - Securities, Commodities and Futures Exchange	5,869,015,395	30.48	24.19	R$ Per unit	27.24
12/31/2019	Shares	Common		Stock Exchange	BM&FBOVESPA S.A. - Securities, Commodities and Futures Exchange	5,550,906,587	31.05	25.46	R$ Per unit	28.47
3/31/2019	Shares	Preferred		Stock Exchange	BM&FBOVESPA S.A. - Securities, Commodities and Futures Exchange	42,496,042,534	32.98	28.63	R$ Per unit	30.92
6/30/2019	Shares	Preferred		Stock Exchange	BM&FBOVESPA S.A. - Securities, Commodities and Futures Exchange	34,271,070,920	32.61	28.12	R$ Per unit	30.61
9/30/2019	Shares	Preferred		Stock Exchange	BM&FBOVESPA S.A. - Securities, Commodities and Futures Exchange	41,843,769,421	33.94	27.27	R$ Per unit	30.13
12/31/2019	Shares	Preferred		Stock Exchange	BM&FBOVESPA S.A. - Securities, Commodities and Futures Exchange	40,196,415,575	32.91	27.74	R$ Per unit	30.48

Fiscal Year	12/31/2018
Quarter	Security value	Type	Class	Market	Administrative entity	Traded amount (Reais)	Highest quotation (Reais)	Lowest quotation (Reais) Quotation factor		Average daily value
3/31/2018	Shares	Common		Stock Exchange	BM&FBOVESPA S.A. - Securities, Commodities and Futures Exchange	3,038,296,842	25.02	20.21	R$ Per unit	22.81
6/30/2018	Shares	Common		Stock Exchange	BM&FBOVESPA S.A. - Securities, Commodities and Futures Exchange	5,349,981,260	23.94	15.68	R$ Per unit	19.86
9/30/2018	Shares	Common		Stock Exchange	BM&FBOVESPA S.A. - Securities, Commodities and Futures Exchange	3,271,966,534	20.01	16.73	R$ Per unit	18.01
12/31/2018	Shares	Common		Stock Exchange	BM&FBOVESPA S.A. - Securities, Commodities and Futures Exchange	5,101,799,624	24.16	17.80	R$ Per unit	21.93
3/31/2018	Shares	Preferred		Stock Exchange	BM&FBOVESPA S.A. - Securities, Commodities and Futures Exchange	25,455,132,916	25.79	21.65	R$ Per unit	23.91
6/30/2018	Shares	Preferred		Stock Exchange	BM&FBOVESPA S.A. - Securities, Commodities and Futures Exchange	26,957,437,558	24.80	17.20	R$ Per unit	21.48
9/30/2018	Shares	Preferred		Stock Exchange	BM&FBOVESPA S.A. - Securities, Commodities and Futures Exchange	23,810,586,715	22.35	18.46	R$ Per unit	20.27
12/31/2018	Shares	Preferred		Stock Exchange	BM&FBOVESPA S.A. - Securities, Commodities and Futures Exchange	34,981,216,034	27.51	19.75	R$ Per unit	24.79

      322– Reference Form – 2019

18. Securities

Fiscal Year	12/31/2017
Quarter	Security value	Type	Class	Market	Administrative entity	Traded amount (Reais)	Highest quotation (Reais)	Lowest quotation (Reais) Quotation factor		Average daily value
3/31/2017	Shares	Common		Stock Exchange	BM&FBOVESPA S.A. - Securities, Commodities and Futures Exchange	3,046,341,024	18.47	15.80	R$ Per unit	17.39
6/30/2017	Shares	Common		Stock Exchange	BM&FBOVESPA S.A. - Securities, Commodities and Futures Exchange	2,551,095,528	18.69	15.79	R$ Per unit	16.99
9/30/2017	Shares	Common		Stock Exchange	BM&FBOVESPA S.A. - Securities, Commodities and Futures Exchange	2,233,911,723	21.30	16.56	R$ Per unit	19.16
12/31/2017	Shares	Common		Stock Exchange	BM&FBOVESPA S.A. - Securities, Commodities and Futures Exchange	3,203,856,616	21.67	18.33	R$ Per unit	19.66
3/31/2017	Shares	Preferred		Stock Exchange	BM&FBOVESPA S.A. - Securities, Commodities and Futures Exchange	17,735,484,429	18.73	15.76	R$ Per unit	17.55
6/30/2017	Shares	Preferred		Stock Exchange	BM&FBOVESPA S.A. - Securities, Commodities and Futures Exchange	20,041,225,112	19.35	15.79	R$ Per unit	17.26
9/30/2017	Shares	Preferred		Stock Exchange	BM&FBOVESPA S.A. - Securities, Commodities and Futures Exchange	19,339,626,959	22.12	16.93	R$ Per unit	19.62
12/31/2017	Shares	Preferred		Stock Exchange	BM&FBOVESPA S.A. - Securities, Commodities and Futures Exchange	19,007,083,431	22.59	19.64	R$ Per unit	20.93

18.5 – Other securities issued in Brazil

Reason for not completing the chart:

There are no other securities issued in the country.

18.6 – Brazilian markets in which securities are admitted to trading

Bradesco’s shares comprise of Brazil’s main stock indexes, with highlights for IBrX-50 and IBrX-100 (indexes that measure the total return of a theoretical portfolio that comprises of 50 and 100 shares, respectively, which were selected among the most traded shares on B3, in terms of liquidity ), IBrA (Brasil Amplo Index), IFNC (Financial Index), comprised of banks, insurance companies and financial institutions, ISE (Corporate Sustainability Index), IGCX (Special Corporate Governance Stock Index), IGCT (Corporate Governance Trade Index), ITAG (Special Tag-Along Stock Index), ICO2 (index comprising of the shares of the companies that are part of the IBrX-50 index and that have agreed to take part in this initiative by adopting transparent greenhouse gas emission practices) and Mid – Large Cap Index – MLCX (which measures the return of a portfolio composed of the highest cap companies listed. Abroad, Bradesco’s shares are listed in the Dow Jones Sustainability Index (DJSI) of the New York Stock Exchange, in the Dow Jones Sustainability Emerging Markets portfolio, and on the FTSE Latibex Brazil Index of the Madrid Stock Exchange.

18.7 – Information about class and the kinds of securities admitted for trading in foreign markets

ADR – BBD

a)       Country: United States of America

b)       Market: Secondary

c)       Entity manager from the market in which securities are admitted for trading: The New York Stock Exchange (NYSE)

d)       Date of admission for trading: October 1, 2001

e)       Indicate the trading segment, if any: Tier II

f)        Start date of the listing in the trading segment: November 21, 2001

g)       Percentage of the volume of overseas negotiations in relation to the total volume of trading of each class and species in the last fiscal year: 43.6%

      323– Reference Form – 2019

18. Securities

h)       The proportion of overseas deposit certificates, if any, for each class and type of actions: 1:1 (one ADR for each preferred share)

i)         Depositary bank, if any: The Bank of New York Mellon

j)         Custodian institution, if any: Banco Bradesco S.A.

ADR – BBDO

a)       Country: United States of America

b)       Market: Secondary

c)       Entity manager from the market in which securities are admitted for trading: The New York Stock Exchange (NYSE)

d)       Date of admission for trading: March 13, 2012

e)       Indicate the trading segment, if any: Tier II

f)        Start date of the listing in the trading segment: March 13, 2012

g)       Percentage of the volume of overseas negotiations in relation to the total volume of trading of each class and species in the last fiscal year: 0.87%

h)       Proportion of overseas deposit certificates, if any, for each class and type of actions: 1:1 (one ADR for each common share)

i)         Depositary bank, if any: The Bank of New York Mellon

j)         Custodian institution, if any: Banco Bradesco S.A.

GDR – XBBDC

a)       Country: Spain

b)       Market: Secondary

c)       Entity manager from the market in which securities are admitted for trading: Madrid Stock Exchange

d)       Date of admission for trading: February 16, 2001

e)       Indicate the trading segment, if any: Latibex

f)        Start date of the listing in the trading segment: February 16, 2001

g)       Percentage of the volume of overseas negotiations in relation to the total volume of trading of each class and species in the last fiscal year: 0.001%

h)       Proportion of overseas deposit certificates, if any, for each class and type of actions: 1:1 (one GDR for each preferred share)

i)         Depositary bank, if any: Iberclear

j)         Custodian institution, if any: CBLC

      324– Reference Form – 2019

18. Securities

18.8 – Securities issued abroad

Security value	Subscription bonus
Identification of the security value	Subordinated debt – United States of America
Date of issue	August 16, 2010
Maturity	January 16, 2021
Quantity (Units)	1
Total nominal value (Real)	1,832,820,000.00
Outstanding debit balance	4,433,770,000.00
Restriction to movement	Yes
Description of the restriction	The securities may only be purchased by qualified institutional investors.
Convertibility	No
Chance of redemption	Yes
Hypothesis and redemption value calculation	The hypothesis and the redemption value calculation are described in item 18.12.
Conditions for the modification of the rights secured by such securities	The conditions for modification of the rights are described in item 18.12.
Other relevant features	Other relevant features are described in item 18.12.

Security value	Subscription bonus
Identification of the security value	Subordinated debt – United States of America
Date of issue	January 13, 2011
Maturity	January 16, 2021
Quantity (Units)	1
Total nominal value (Real)	835,050,000.00
Outstanding debit balance	2,015,350,000.00
Restriction to movement	Yes
Description of the restriction	The securities may only be purchased by qualified institutional investors.
Convertibility	No
Chance of redemption	Yes
Hypothesis and redemption value calculation	The hypothesis and the redemption value calculation are described in item 18.12.
Conditions for the modification of the rights secured by such securities	The conditions for modification of the rights are described in item 18.12.
Other relevant features	Other relevant features are described in item 18.12.

      325– Reference Form – 2019

18. Securities

Security value	Subscription bonus
Identification of the security value	Subordinated debt – United States of America
Date of issue	March 1, 2012
Maturity	March 1, 2022
Quantity (Units)	1
Total nominal value (Real)	1,886,720,000.00
Outstanding debit balance	4,433,770,000.00
Restriction to movement	Yes
Description of the restriction	The securities may only be purchased by qualified institutional investors.
Convertibility	No
Chance of redemption	Yes
Hypothesis and redemption value calculation	The hypothesis and the redemption value calculation are described in item 18.12.
Conditions for the modification of the rights secured by such securities	The conditions for modification of the rights are described in item 18.12.
Other relevant features	Other relevant features are described in item 18.12.

Security value	Subscription bonus
Identification of the security value	Global Medium – Term Note – Série 548 – England
Date of issue	January 27, 2020
Maturity	January 27, 2023
Quantity (Units)	1
Total nominal value (Real)	3,375,680,000.00
Outstanding debit balance	3,375,680,000.00
Restriction to movement	Yes
Description of the restriction	The securities may only be purchased by qualified institutional investors.
Convertibility	No
Chance of redemption	Yes
Hypothesis and redemption value calculation	The hypothesis and the redemption value calculation are described in item 18.12.
Conditions for the modification of the rights secured by such securities	The conditions for modification of the rights are described in item 18.12.
Other relevant features	Other relevant features are described in item 18.12.

      326– Reference Form – 2019

18. Securities

Security value	Subscription bonus
Identification of the security value	Global Medium – Term Note – Série 549 – England
Date of issue	January 27, 2020
Maturity	January 27, 2025
Quantity (Units)	1
Total nominal value (Real)	3,375,680,000.00
Outstanding debit balance	3,375,680,000.00
Restriction to movement	Yes
Description of the restriction	The securities may only be purchased by qualified institutional investors.
Convertibility	No
Chance of redemption	Yes
Hypothesis and redemption value calculation	The hypothesis and the redemption value calculation are described in item 18.12.
Conditions for the modification of the rights secured by such securities	The conditions for modification of the rights are described in item 18.12.
Other relevant features	Other relevant features are described in item 18.12.

18.9 – Distribution of public offerings made by the issuer or by third parties, including controlling and affiliate companies and subsidiaries, relating to the securities of the issuer

In 2019, 2018 and 2017, there were no distribution public offerings made by the issuer or by third parties, including controlling and affiliate companies and subsidiaries, relating to securities of the issuer.

18.10 – Use of proceeds from public offerings for distribution and any deviations

Should the issuer have made a public offering for distribution of securities, the officers should comment on:

a)    how funds from the offering were used

There was no public offering for the distribution of securities in 2019, 2018 and 2017.

b)    if any material deviations occurred between the effective use of funds and the funding proposals disclosed in the respective distribution

There was no public offering for the distribution of securities in 2019, 2018 and 2017.

c)    in case of deviation, explain its reasons

There was no public offering for the distribution of securities in 2019, 2018 and 2017.

18.11 – Description of the takeover bids made by the issuer in respect of shares issued by third parties

For the years ended 2019, 2018 and 2017, there were no takeover bids made by the issuer in respect of shares issued by third parties.

      327– Reference Form – 2019

18. Securities

18.12 – Other relevant information

Addition to item 18.8: Describe securities issued abroad indicating:

I. SUBORDINATED DEBT – US$1,600,000,000.00 – due on January 16, 2021

a.  identification of the security: Subordinated Debt – United States of America

b) Quantity	c) Total nominal value	d) Date of issue	e) outstanding debit balance on the closing date of the last fiscal year	f) Restriction to movement	g) Convertibility i. conditions ii. effects on the capital share
01 Global Note in the principal value of US$1.6 billion that can be split into fractions in minimum denominations of US$100,000.00 and multiples of US$1,000.00 onwards	US$1,600,000,000.00 (1)	August 16, 2010 and January 13, 2011 January 16, 2021 (maturity)	US$1,100,000,000.00 US$500,000,000.00	The securities may only be purchased by qualified institutional investors.	Not convertible

(1) The value in question refers to: (i) Uptake in August 16, 2010 in the amount of US$1,100,000,000.00 and (ii) Reopening on January 13, 2011 with funding in the amount of US$500,000,000.00.

h)     possibility of redemption

i.     Chance of redemption

The Issuer will not be entitled to redeem all or part of the securities before its expiration date, except as provided below in “Early Redemption through Tax Event.”

Early redemption through tax event

On any interest payment date, with the prior approval of the Central Bank of Brazil and any other government authority (if applicable), the bonds can be redeemed after the occurrence of the Tax event (term as defined below). In the case of redemption after a Tax Event, the bonds will be redeemed by the buy-back price that is equal to 100% of the aggregate principal amount, plus any accrued and unpaid interest, if any, to the date of such redemption, including any additional amounts.

In the case of a Tax Event, the Issuer is obliged, before exercising its right to redemption, to deliver a written notice to the Trustee, along with a certificate from the direction of Bradesco and the legal opinion of a Brazilian lawyer. They shall both be in a form that is satisfactory to the Trustee, confirming that it obtains the right to exercise such a right of redemption.

“Tax Event” means the determination by the Issuer that, immediately before sending the appropriate warning on the applicable interest payment date, the issuer would be obliged, for reasons beyond its control, to pay any additional amounts beyond the additional amounts of which the Issuer would be obligated to pay. This would be if the bonds’ interest payments were subject to any withholding or deduction at a rate of (a) 15% in the case of any taxes applied in Brazil, (b) 25% in the case of taxes applied in Brazil regarding the sums paid to residents of countries where income is exempt from taxes or subject to an income tax rate with 20% limit, or when the laws of such a country or place impose restrictions on disclosure (i) shareholder composition; or (ii) the investment property; or (iii) the beneficiary of the property income paid to non-resident persons, pursuant to the Law No. 9,779/99, (c) 0% in the case of any taxes applied in the Cayman Islands or (d) the tax rate in force in any other jurisdiction in which a payment agent is located on the date on which the Issuer designates such a payment agent and in each of these cases, the Issuer cannot avoid such circumstance through reasonable measures.

      328– Reference Form – 2019

18. Securities

ii.   Formula for calculating the redemption value

The payment of the principal of the notes, together with accrued and unpaid interest, will be effected on the date of payment to the person in whose name the notes are registered at the close of transactions, at New York City time, on the tenth business day before that date of payment. The notes need not be delivered to the payment of principal, interest or any other amounts that are to be received, except with respect to the redemption or the final payment of the principal on the maturity date.

Characteristics of the securities

i. Maturity, including the conditions of prepayment

Maturity: January 16, 2021.

Prepayment:

Prepayment events (Default)

•         the Issuer does not make the payment of the principal on any of the notes or the maturity date, upon redemption or in any other way, except by virtue of a deferral of the principal;

•         the Issuer does not make the payment of interest or any payment of additional amounts according to the terms of the notes and the registration, except by virtue of a deferral of interest, with this default persisting for 15 days;

•         a court or agency or supervisory authority in the Cayman Islands or in Brazil (i) initiates a process or approves a decision or declaratory judgment of bankruptcy under any bankruptcy, insolvency, rehabilitation, readjustment of debt, mandatory reorganization of assets and liabilities law or similar law, or the dissolution or liquidation of the Issuer’s business, or judging the Issuer bankrupt or insolvent or (ii) approves a decision or order approving, as duly registered, a petition pleading the reorganization of the Issuer and its agreement with creditors pursuant to any applicable law, except for a permitted reorganization according to the deed, (iii) approves a decision or order appointing a custodian, manager, liquidator, assignee, intervener or other similar authority to the Issuer of all, or substantially all, of its assets, and such processes, decision or order have not yet been canceled or remain at full effectiveness for 60 days, or (iv) any event occurs in accordance with the laws of Brazil or of the Cayman Islands that has an effect that is analogous to that of the events above; or

•         the Issuer comes with a request for self-bankruptcy, or a process in accordance with any applicable bankruptcy, insolvency or reorganization law, or other similar law, or any other action or proceeding to be declared bankrupt or insolvent, or the Issuer consents, by way of a reply or otherwise, with the delivery of a decision or declaratory judgment of bankruptcy in an action or involuntary process that is pursuant to any applicable law of bankruptcy, insolvency, reorganization, liquidation, or intervention, or another similar law, or the commencement of any action or bankruptcy or insolvency proceedings against the Issuer or its dissolution or any event that, in accordance with the laws of Brazil or of the Cayman Islands, has a similar effect to any of the above events.

If an event of default, described in the third and fourth points above, occurs and persists, the principal of the Notes, and the interest due and not paid on all Notes, will become immediately due and payable without declaration, or without any act on the part of the trustee or of any holders of Notes. However, the Issuer will be required to make the payments described in this paragraph only after being declared bankrupt or in liquidation or otherwise dissolved, and such payments will be subject to the subordination provisions that are specified in the deed.

ii. Interest

5.90% p.a.

iii. Warranty and, if real, a description of the asset object

No warranty.

      329– Reference Form – 2019

18. Securities

iv. In the absence of any warranty, state whether the credit is unsecured or subordinate

Subordinated.

v. Any restrictions imposed on the issuer in relation

•          to the distribution of dividends

None.

•          to the sale of certain assets

Merger, Acquisition, Sale or Transfer:

Without the consent of the holders, of no less than 66 2/3% of the aggregate principal amount of the open Notes, the Issuer will not make any consolidation or merger with any other person or divest or transfer all or substantially all of its assets or all or substantially all of its assets and liabilities (including the Notes issued in accordance with the deed) to any other person unless thereafter:

•      the person consisting of such consolidation or with which the Issuer made a merger, or the person who acquires all or substantially all of the Issuer’s property and assets or all or substantially all of the assets and liabilities of the Issuer (including the Notes issued according to the deed) expressly assumes the due and timely payment of the principal and interest on all Notes along with the compliance with, and observance of, all of the obligations contained in the deed and the Notes that must be complied with and observed by the Issuer;

•      immediately after the entry into force of such a transaction, no default event or event that, by means of warning, the course of time, or any other conditions would become a default event, has occurred and still persists, and no obligation or agreement specified in the deed or in the Notes has been significantly violated; and

•      the person consisting of such consolidation, or with which the Issuer made a merger, or the person who acquires all or substantially all of its assets and the assets of the Issuer, or all, or substantially all, of the assets and liabilities of the Issuer (including the Notes issued under the Deed), delivers to the Trustee an Officer certificate and an opinion from a lawyer stating that: the consolidation, merger, sale or transfer, and any additional deed in relation to the transaction, if it is required, stating that such additional deed is according to the deed and that all of the suspense conditions that were laid down in the deed, in relation to the transaction, have been met.

In addition, the above conditions shall only apply if the Issuer wishes to perform a merger or consolidation with another entity or wishes to substantially, sell its assets as a whole, to another entity. The Issuer does not need to meet these conditions if he enters into any other types of transactions, including any transaction in which he acquires the shares or assets of another entity, any transaction that involves a change in the Issuer’s control, but in which there is no merger or consolidation, and any transaction in which the Issuer sells substantially less than all of its assets.

•          to the hiring of new debt

None.

•          to the issue of new securities

None.

•          to the corporate transactions made involving the issuer, its controlling companies or subsidiaries

The information related to this sub-item is described in item 18.8.i.v (disposal of certain assets) of this Reference Form.

      330– Reference Form – 2019

18. Securities

i) Conditions for modification of the rights secured by such securities

Modifications which do not require approval

The Issuer and the trustee may once, without the prior consent of the holders of Notes, modify the terms and conditions of the notes, only to meet the requirements of the Central Bank of Brazil in order to qualify as capital Level 2 notes according to the Resolution No. 3,444/07, and the subsequent amendments. The Issuer will not be authorized to make any modification without the consent of the holders of notes, if such a modification in any way affects the interest rate of the notes, the cumulative nature of any interest payment due on arrears, the principal amount of the open notes, the classification of notes or the original maturity date of the notes.

The trustee shall obtain the opinion of the Issuer’s Brazilian lawyer, describing the modifications to the terms and conditions of the notes that are required by the Central Bank of Brazil in order to qualify as capital Level 2 notes. When receiving such an opinion from the lawyer, the Issuer shall sign a deed, which shall be ratified, a new form of note and any other document that is necessary to deploy the necessary modifications required by the Central Bank of Brazil.

The Issuer and the trustee may also, without the consent of the note holders, modify the deed for certain specific purposes, including, among other things, to provide for the issuance of additional notes, fix flaws and ambiguities, inconsistencies or include any other provisions that relate to any issues or questions relating to the deed, provided that such a correction or added provision will not adversely affect the interests of the note holders in any relevant aspect.

Modifications that require approval

In addition to this, the Issuer and trustee, with the consent of the holders of a majority of the aggregate principal amount of the outstanding notes, may modify the deed. However, no modification is permitted, without the consent of the holder of each open note that is affected by such modification, to:

•        change the due date of any payment of the principal or of any portion of interest on any note;

•        reduce the amount of principal or interest rate, or modify the method for calculating the amount of the principal or interest that is payable, on any date;

•        change any place of payment, in which the principal or interest on the notes shall be paid;

•        change the currency, in which the principal or interest on the notes shall be paid;

•        impair the right of note holders to initiate an action to execute any payment by the due date or thereafter;

•        modify the provisions of the subordination of the deed in a way which adversely affects the holders of the notes;

•        reduce the percentage of the principal amount of the outstanding holders of the notes, whose consent is required for any modification of, or renunciation of observing any provision of the deed or breach, and its consequences; or

•        modify the provisions summarized in this paragraph or the provisions of the deed relating to any waivers to a passed breach. This excludes the increasing of any percentage or the case in which the other provisions of the deed cannot be modified or waived without the consent of each note holder that is affected by such modification.

After a modification described in the previous paragraph, the Issuer is obliged to send a notice to shareholders, through the fiduciary agent, briefly describing any such modification. However, the fact of not sending such a notice to note holders, or any error in the notice, shall not affect the validity of the modification.

At any time, the trustee may summon a meeting of the note holders. The Issuer or the holders of at least 10% of the aggregate principal amount of the outstanding notes may convene a meeting if the Issuer or such holders have written a request to the trustee to convene such a meeting and the trustee has not sent such a notice of summons within 20 days of the receipt of the request. The Meeting summons shall include the time and place of the Meeting and a general description of the measure that it proposes to take in the Meeting, and shall be delivered no less than 30 days and no more than 60 days before the date of the Meeting. As an exception to this, all notices for meetings that have been re-summoned after their initial postponement must be given no less than 10 days and no more than 60 days before the date of the Meeting. In any meeting, the presence of note holders who hold an aggregate principal amount that is enough to take the measure for which the meeting was convened will constitute a quorum. Any modifications or waivers to the deed, or to the notes, shall be final and shall oblige every note holder, whether or not they have given their consent (unless required under the deed) or were present at any meeting duly convened.

      331– Reference Form – 2019

18. Securities

j)     Other relevant features

Other relevant features are described above.

II. SUBORDINATED DEBT – US$1,100,000,000.00 – due on March 1, 2022

a)     identification of the security: Subordinated debt – United States of America

b) Quantity	c) Total nominal value	d) Date of issue	e) outstanding debit balance on the closing date of the last fiscal year	f) Restriction to movement	g) Convertibility i. conditions ii. effects on the capital share
01 Global Note in the principal value of US$1.1 billion that can be split into fractions in minimum denominations of US$200,000.00 and multiples of US$1,000.00 onwards	US$1,100,000,000.00	March 1, 2012 March 1, 2022 (maturity)	US$1,100,000,000.00	The securities may only be purchased by qualified institutional investors.	Not convertible

h)     possibility of redemption

i) Chance of redemption

The Issuer will not be entitled to redeem all or part of the securities before its expiration date, except as provided below in “Early redemption through Tax Event.”

Early redemption through Tax Event

On any interest payment date, with the prior approval of the Central Bank of Brazil and any other government authority (if applicable), the bonds can be redeemed after the occurrence of the Tax event (term as defined below). In the case of redemption after a Tax Event, the bonds will be redeemed by the buy-back price that is equal to 100% of the aggregate principal amount, plus any accrued and unpaid interest, if any, to the date of such redemption, including any additional amounts.

In the case of a Tax Event, the Issuer is obliged, before exercising its right to redemption, to deliver a written notice to the Trustee, along with a certificate from the direction of Bradesco and the legal opinion of a Brazilian lawyer. They shall both be in a form that is satisfactory to the Trustee, confirming that it obtains the right to exercise such a right of redemption.

“Tax Event” means the determination by the Issuer that, immediately before sending the appropriate warning on the applicable interest payment date, the issuer would be obliged, for reasons beyond its control, to pay any additional amounts beyond the additional amounts of which the Issuer would be obligated to pay. This would be if the bonds’ interest payments were subject to any withholding or deduction at a rate of (a) 15% in the case of any taxes applied in Brazil, (b) 25% in the case of taxes applied in Brazil regarding the sums paid to residents of countries where income is exempt from taxes or subject to an income tax rate with 20% limit, or when the laws of such a country or place impose restrictions on disclosure (i) shareholder composition; or (ii) the investment property; or (iii) the beneficiary of the property income paid to non-resident persons, pursuant to the Law No. 9,779/99, (c) 0% in the case of any taxes applied in the Cayman Islands or (d) the tax rate in force in any other jurisdiction in which a payment agent is located on the date on which the Issuer designates such a payment agent and in each of these cases, the Issuer cannot avoid such circumstance through reasonable measures.

      332– Reference Form – 2019

18. Securities

ii) Formula for calculating the redemption value:

The payment of the principal of the notes, together with accrued and unpaid interest, will be effected on the date of payment to the person in whose name the notes are registered at the close of transactions, at New York City time, on the tenth business day before that date of payment. The notes need not be delivered to the payment of principal, interest or any other amounts that are to be received, except with respect to the redemption or the final payment of the principal on the maturity date.

i)       Characteristics of the securities

i. Maturity, including the conditions of prepayment

Maturity: March 1, 2022.

Prepayment:

Prepayment events (Default)

•        the Issuer does not make the payment of the principal on any of the notes or the maturity date, upon redemption or in any other way, except by virtue of a deferral of the principal;

•        the Issuer does not make the payment of interest or any payment of additional amounts according to the terms of the notes and the registration except by virtue of a deferral of interest and this default persists for 15 days;

•        a court or agency or supervisory authority in the Cayman Islands or in Brazil (i) initiates a process or approves a decision or a declaratory judgment of bankruptcy under any bankruptcy, insolvency, rehabilitation, readjustment of debt, mandatory reorganization of assets and liabilities law, or similar law, or the dissolution or liquidation of the Issuer’s business, or judging the Issuer as bankrupt or insolvent or (ii) approves a decision or order approving, as duly registered, a petition pleading for the reorganization of the Issuer and its agreement with creditors that are pursuant to any applicable law, except for a permitted reorganization according to the Deed, (iii) approves a decision or order appointing a custodian, manager, liquidator, assignee, intervener or another similar authority to the Issuer or all, or substantially all, of its assets, and such processes, decision or order have not been canceled or still remain at full effectiveness for 60 days, or (iv) any event occurs in accordance with the laws of Brazil or the Cayman Islands that has an effect that is analogous to that of the events above; or

•        the Issuer comes with a request for self-bankruptcy, or a process in accordance with any applicable law of bankruptcy, insolvency, reorganization, or another similar law, or any other action or proceeding to be declared bankrupt or insolvent, or the Issuer consents, by way of reply or otherwise, to the delivery of a decision or declaratory judgment of bankruptcy, in an action or involuntary process that is pursuant to any applicable law of bankruptcy, insolvency, reorganization, liquidation, or intervention, or another similar law, or the commencement of any action or bankruptcy or insolvency proceedings against the Issuer or its dissolution, or any event that, in accordance with the laws of Brazil or the Cayman Islands, has a similar effect to any of the above events.

If a default event, described in the third and fourth points above, occurs and persists, the principal of the notes and the interest due, and not paid, on all notes will become immediately due and payable without declaration, or without any act on the part of the trustee or of any holders of notes. However, the Issuer will be required to make the payments described in this paragraph only after being declared bankrupt or in liquidation or otherwise dissolved, and such payments will be subject to the subordination provisions that are specified in the deed.

ii. Interest

5.75% p.a.

      333– Reference Form – 2019

18. Securities

iii. Warranty and, if real, a description of the asset object

No warranty.

iv. In the absence of any warranty, whether the credit is unsecured or subordinate

Subordinated.

v. Any restrictions imposed on the issuer in relation

•         to the distribution of dividends

None.

•         to the sale of certain assets

Merger, Acquisition, Sale or Transfer

Without the consent of the holders of no less than 66 2/3% of the aggregate principal amount of the open notes, the Issuer will not make any consolidation or merger with any other person. Nor will they divest or transfer all, or substantially all, of its assets or all, or substantially all, of its assets and liabilities (including the notes issued in accordance with the deed) to any other person unless thereafter:

•          the person consisting of such a consolidation, or with which the Issuer made a merger, or the person who acquires all, or substantially all, of the property and assets of the Issuer or all, or substantially all, of the assets and liabilities of the Issuer (including the notes issued according to the deed) expressly assumes the due and timely payment of the principal and interest on all notes and compliance with, and observance of, all of the obligations contained in the deed and the notes that must be complied with and observed by the Issuer;

•          immediately after the entry into force of such a transaction, no default event or event that, by means of warning, or the course of time or other conditions, would become a default event has occurred and persists, and no obligation or agreement, specified in the deed or in the notes, have been significantly violated; and

•          the person consisting of such a consolidation, or with which the Issuer made a merger, or the person who acquires all, or substantially all, of the assets of the Issuer or all, or substantially all, of the assets and liabilities of the Issuer (including the notes issued under the Deed) deliver a certificate to the Trustee of an Officer and an opinion from a lawyer stating that: the consolidation, merger, sale or transfer, and an additional deed in relation to the transaction, if it is required, stating that such an additional deed is according to the deed and that all of the suspense conditions that were laid down in the deed, in relation to the transaction, have been met.

In addition, the above conditions shall only apply if the Issuer wishes to perform a merger or consolidation with another entity or wishes to substantially, sell its assets as a whole, to another entity. The Issuer does not need to meet these conditions if he enters into any other types of transactions, including any transaction in which he acquires the shares or assets of another entity, any transaction that involves a change in the Issuer’s control, but in which there is no merger or consolidation, and any transaction in which the Issuer sells substantially less than all of its assets.

•         to the hiring of new debt

None.

•         to the issue of new securities

None.

•         to the corporate transactions made involving the issuer, its controlling companies or subsidiaries

      334– Reference Form – 2019

18. Securities

The information related to this sub-item is described in item 18.8.i.v (disposal of certain assets) of this Reference Form.

      335– Reference Form – 2019

18. Securities

j)          Conditions for modification of the rights secured by such securities

Modifications which do not require approval

The Issuer and the trustee may once, without the prior consent of the holders of Notes, modify the terms and conditions of the notes, only to meet the requirements of the Central Bank of Brazil in order to qualify as capital Level 2 notes according to the Resolution No. 3,444/07, and the subsequent amendments. The Issuer will not be authorized to make any modification without the consent of the holders of notes, if such a modification in any way affects the interest rate of the notes, the cumulative nature of any interest payment due on arrears, the principal amount of the open notes, the classification of notes or the original maturity date of the notes.

The trustee shall obtain the opinion of the Issuer’s Brazilian lawyer, describing the modifications to the terms and conditions of the notes that are required by the Central Bank of Brazil in order to qualify as capital Level 2 notes. When receiving such an opinion from the lawyer, the Issuer shall sign a deed, which shall be ratified, a new form of note and any other document that is necessary to deploy the necessary modifications required by the Central Bank of Brazil.

The Issuer and the trustee may also, without the consent of the note holders, modify the deed for certain specific purposes, including, among other things, to provide for the issuance of additional notes, fix flaws and ambiguities, inconsistencies or include any other provisions that relate to any issues or questions relating to the deed, provided that such a correction or added provision will not adversely affect the interests of the note holders in any relevant aspect.

Modifications that require approval

In addition to this, the Issuer and trustee, with the consent of the holders of a majority of the aggregate principal amount of the outstanding notes, may modify the deed. However, no modification is permitted, without the consent of the holder of each open note that is affected by such modification, to:

•         change the due date of any payment of the principal or of any portion of interest on any note;

•         reduce the amount of principal or interest rate, or modify the method for calculating the amount of the principal or interest that is payable on any date;

•         change any place of payment in which the principal or interest on the notes shall be paid;

•         change the currency in which the principal or interest on the notes shall be paid;

•         impair the right of note holders to initiate an action to execute any payment by the due date or thereafter;

•         modify the provisions of the subordination of the deed in a way that affects adversely the holders of notes;

•         reduce the percentage of the principal amount of the outstanding holders of the notes whose consent is required for any modification of, or renunciation of observing any provision of the deed or breach and its consequences; or

•         modify the provisions summarized in this paragraph or the provisions of the deed relating to any waivers to a passed breach. This excludes the increasing of any percentage or the case in which the other provisions of the deed cannot be modified or waived without the consent of each note holder that is affected by such modification.

After a modification described in the previous paragraph, the Issuer is obliged to send a notice to shareholders, through the fiduciary agent, briefly describing any such modification. However, the fact of not sending such a notice to note holders, or any error in the notice, shall not affect the validity of the modification.

At any time, the trustee may summon a meeting of the note holders. The Issuer or the holders of at least 10% of the aggregate principal amount of the outstanding notes may convene a meeting if the Issuer or such holders have written a request to the trustee to convene such a meeting and the trustee has not sent such a notice of summons within 20 days of the receipt of the request. The Meeting summons shall include the time and place of the Meeting and a general description of the measure that it proposes to take in the Meeting, and shall be delivered no less than 30 days and no more than 60 days before the date of the Meeting. As an exception to this, all notices for meetings that have been re-summoned after their initial postponement must be given no less than 10 days and no more than 60 days before the date of the Meeting. In any meeting, the presence of note holders who hold an aggregate principal amount that is enough to take the measure for which the meeting was convened will constitute a quorum. Any modifications or waivers to the deed, or to the notes, shall be final and shall oblige every note holder, whether or not they have given their consent (unless required under the deed) or were present at any meeting duly convened.

      336– Reference Form – 2019

18. Securities

k) Other relevant features

Other relevant features are described above.

III. GLOBAL MEDIUM-TERM NOTE – 548 Series – US$800,000,000.00 – due on January 27, 2023

a) identification of the security: GLOBAL MEDIUM-TERM NOTE – 548 Series – England

b) Quantity	c) Total nominal value	d) Date of issue	e) Outstanding debit balance on the closing date of the last fiscal year	f) Restriction to movement	g) Convertibility i. conditions ii. effects on the capital share
01 Global Note in the principal value of US$800 million that can be split into fractions in minimum denominations of US$200,000.00 and multiples of US$1,000.00 onwards	US$800,000,000.00	January 27, 2020 January 27, 2023 (maturity)	US$800,000,000.00	The securities may only be purchased by qualified institutional investors	Not convertible

h.     possibility of redemption

i) Chance of redemption

Early redemption for taxation reasons

If, in relation to any Series of Notes, as a result of any change or amendment in laws (or in regulations or decrees promulgated under such laws) of Brazil, or when the Issuer is the Bradesco Grand Cayman Branch, of the laws of the Cayman Islands, or any political subdivision or taxing authority in or of Brazil or, as the case may be, on or of the Cayman Islands, that affect taxation, or any change in the official position concerning the application or interpretation of such laws, regulations or decrees (including a decision by competent judgment), alteration or amendment which enters into force on the date of issuance of such Notes, or after such a date, or on any other date that is specified in the Final Terms of the Notes, the Issuer has been or becomes obligated to pay additional amounts beyond the additional amounts which the Issuer would be obligated to pay if the interest payments pursuant to the Notes were subject to withholding or deduction at a rate of 15% as a result of taxes, tariffs and taxes and other governmental charges (“Minimum Level of Retention”). The Issuer may (subject to the prior approval of the Central Bank of Brazil, if applicable), at its option, and having sent notice no less than 45 days in advance and not more than 75 days (that ends, in the case of paid floating rate Notes, in a day that interest should be paid) to holders of Notes (warning this will be irrevocable), redeem all (but not only) of the open Notes which compose the relevant Series, the early redemption amount (Tribute), together with interest accrued (if any) on the Notes, except, however, that no such notice of redemption may be given before 90 days (or, in the case of paid floating rate Notes, a number of days that is equal to the total number of days that occur within the period of interest then in force applicable more banknotes 75 days) before the first date on which the Issuer would be obligated to pay such additional amounts if a payment in relation to the Notes were won. On such an occasion, the Issuer will not hold the right to redeem the Notes case and becomes obligated to pay any additional amounts that are less than the additional amounts payable to the Minimum Level of Retention. Notwithstanding the foregoing, the Issuer will not have the right to redeem the Notes, unless he has taken reasonable steps to avoid the obligation to pay the additional amounts. If he chooses to redeem the notes, the Issuer shall deliver to the Trustee a certificate signed by an authorized officer stating that the Issuer is authorized to redeem the notes in accordance with their terms, and the opinion of an independent lawyer of known reputation, stating that the Issuer was required or will become obliged to pay an additional amount in addition to the additional amounts that must be paid to the Minimum Level of Retention.

      337– Reference Form – 2019

18. Securities

ii) Formula for calculating the redemption value:

The payment of the principal of the Notes, together with accrued and unpaid interest, will come into effect on the date of payment to the respective holders of the Notes.

i.   Characteristics of the securities

i) Maturity, including the conditions of prepayment

Maturity: January 27, 2023

Prepayment events (Default):

•       the Issuer fails to pay any amount of principal, in respect of the Notes, within three Working Days of the due date of the payment of such an amount, or fails to pay any amount of interest pertaining to the Notes within ten Working Days of the due date of the payment of such interest; or

•       (a) any debt of the Issuer or any Subsidiary is not paid as it accrues or (as the case may be) within the grace period originally applicable and the non-payment has continued for at least two working days; (b) any such Debt becomes (or may be declared) won and chargeable before its specified due date, in any other way except at the discretion of the Issuer or (as the case may be) of the relevant Subsidiary or (since no event of the default described has occurred) of any person entitled to such Debt; or (c) the Issuer or any Subsidiary fails to pay, when due any amount that is payable by him under the terms of any Guarantee of any debt; since the amount of the debt referred to in subparagraph (a) and/or subparagraph (b) above and/or the amount payable pursuant to any warranty mentioned in subparagraph (c) above, individually or in the aggregate, exceeds US$100,000,000 (or its equivalent in any other currency or currencies); or

•       the Issuer fails to duly perform or observe any other obligation or agreement that is relevant in relation to the notes of the relevant Series, or any of such covenants or agreements contained in the Trust Deed, the Payment Agent Agreement or in the Notes, and such noncompliance persists for a period of 30 days after they have occurred; or

•       the Issuer (a) is dissolved, (b) suspends the payment of its debts or does not honor or is unable to honor their debts when due, (c) enters, to the extent permitted by applicable law, with a request for self-bankruptcy, proceedings or any other action to get any debt relief under any law affecting creditors’ rights and that is similar to a bankruptcy law or (d) consents by way of reply or otherwise, a petition for bankruptcy started against him or any other spontaneous action or process and such process is not rejected before or within 60 days of its entry; or

•       Banco Bradesco S.A., together with its consolidated subsidiaries, fail to perform all or a substantial part of its business, or are on the verge of doing so, except in the case of such subsidiaries, for the purposes of, and followed by a reconstruction, merger, reorganization, merger or consolidation; or

•       the Issuer or any Relevant Subsidiary is (or is, or might be considered by law or by a court) insolvent or bankrupt or unable to pay their debts or stop, suspend or are on the verge of stopping or suspending the payment of all or a significant part (or of a certain type) of their debts; or

•       any event that occurs in accordance with the laws of Brazil, or, where the issuer is the Bradesco Grand Cayman Branch, the laws of the Cayman Islands, has an effect analogous to that of the events referred to in paragraph (v) above, occur or cause Banco Bradesco S.A. not to maintain its relevant licenses to operate the Bradesco Grand Cayman Branch.

      338– Reference Form – 2019

18. Securities

ii) Interest

2.85% p.a.

iii) Warranty and, if real, description of the asset object

No warranty.

iv) In the absence of any warranty, if the credit is unsecured or subordinate

Unsecured credit.

v) Any restrictions imposed on the issuer in relation

•     to the distribution of dividends

None.

•     to the sale of certain assets

The Issuer shall not, without the written consent of the holders of two-thirds of the outstanding notes, perform a consolidation or merger with any other company or dispose of or transfer, in a transaction or series of transactions, all or substantially all of its assets to any other person unless:

•       the company formed by such a consolidation, or with which the Issuer made a merger, or a person who acquires through sale or transfer all or substantially all of the assets of the Issuer (“Successor Company”) is obliged to assume the due and timely payment of the principal and interest on all Notes and all of the Issuer’s other obligations under the Trust Deed of the Payment Agent Agreement and Notes;

•       immediately after the entry into force of such a transaction, no event of default of any Note occurred and persists;

•       after any public announcement of any consolidation, merger, sale or transfer, but in any case, before the completion of such a consolidation, merger, sale or transfer, the Issuer has delivered to the Trustee (a) a certificate signed by two Executive Officers of the Issuer, stating that such a consolidation, merger, sale or transfer is in accordance with this condition and that all the suspense conditions hereof in respect to such a transaction (except the suspense condition laid down in (ii) (above) are met and (b) an opinion of an independent lawyer of known reputation on the relevant legal issues; and

•       the Successor Company should agree expressly to (a) indemnify each holder of a Note or Coupon for any tax, taxation or governmental charge that is subsequently applied to such copyright owner solely as a result of such consolidation, merger, sale or transfer in relation to the payment of the principal of the Notes or (if the Notes are paid) interest on the Notes, and (b) pay any additional amounts as are necessary to ensure that the net amounts received by the holders of Notes (and Coupons, if there are any), after any retention or deduction of any such tax, taxation or other governmental charge, are equal to the respective amounts of principal and (if the Notes are paid) in interest that would have been received in relation to the Notes (and Coupons, if any) if there had been such a consolidation, merger, sale or transfer.

No Successor Company shall obtain the right to redeem the Notes unless the Issuer had the right to redeem the Notes under similar circumstances.

When a consolidation, merger, sale or transfer in accordance with this condition occurs, the Successor Company should succeed the Issuer and replace it. They may exercise every right and power of the Issuer under the Notes, with the same effect as it would have if the Successor Company had been designated as Issuer of Notes herein.

      339– Reference Form – 2019

18. Securities

•     to the hiring of new debt

The Issuer agrees that if any Note or Coupon remains outstanding (as defined in the Trust Deed), it does not create or allow any remaining warranty and will not allow any Relevant Subsidiary to create or allow any remaining warranty on all or any part of its assets, current or future, to ensure (i) any of its Public External Debt; (ii) any warranties concerning Public External Debt; or (iii) Public External Debt or any warranties relating to Public External Debt of any other person without, in any case, at the same time or before that. It must be ensured that the Notes are equal and proportional to the satisfaction of the Trustee or grant another collateral for the Notes as it must be approved by Special Resolution of the Holders of most of the principal of the outstanding Notes. Nothing here will prevent or prohibit the Issuer from expressly granting any sureties without a warranty or without guarantees of any kind. This includes contractual guarantees at the request of, or on behalf of, their clients in favor of third parties as part of the normal course of the Issuer’s business.

•     to the issue of new securities

None.

•     to the corporate transactions made involving the issuer, its controlling companies or subsidiaries

The information related to this sub-item is described in item 18.8.i.v (disposal of certain assets) of this Reference Form.

vi)   Conditions for the modification of the rights that are secured by such securities

Meetings between the holders of securities, modification, waiver and substitution

The Trust Deed contains provisions (which shall be effective as if they were incorporated here) that establish the convocation of meetings between the Holders of Notes of any series to discuss any matter affecting their interests, including (without constituting limitation) the modification of the terms and conditions of the Notes or the Trust Deed. A Special Resolution, passed at any meeting of holders of Notes of any series, will oblige all holders of the notes of such a Series, whether they are present in the Shareholders’ Meeting or not, and all holders of Coupons that relate to Notes in such Series.

The Trustee may agree, without the consent of the Holders of Notes or Coupons (if any) of any Series, with any modification (subject to certain exceptions) to, or waiver of, or authorization of any breach, or violation of any terms or conditions of the proposed banknotes, or of any of the provisions of the Trust Deed which, according to the opinion of the Trustee, are not substantially detrimental to the interests of the Holders of such Notes or Coupons, or any modification of a formal nature, minor or technical, or that is made to correct a manifest error. The Trustee may also determine that any event that would constitute, or that otherwise would constitute, a default event shall not constitute such a default event, since, in the opinion of the Trustee, such an event will not significantly harm the interests of the holders of the Notes or Coupons, if any, of the relevant Series. Any such modification, waiver, release or determination will require the Holders of Notes and Coupons (if any) of the relevant Series (unless otherwise agreed by the Trustee) and any such modification must be reported to the Holders as soon as possible.

vii) Other relevant features

All relevant features are described above.

      340– Reference Form – 2019

18. Securities

IV. GLOBAL MEDIUM-TERM NOTE – 549 Series – US$800,000,000.00 – due on January 27, 2025

a. identification of the security: GLOBAL MEDIUM-TERM NOTE – 549 Series – England

b) Quantity	c) Total nominal value	d) Date of issue	e) Outstanding debit balance on the closing date of the last fiscal year	f) Restriction to movement	g) Convertibility i. conditions ii. effects on the capital share
01 Global Note in the principal value of US$800 million that can be split into fractions in minimum denominations of US$200,000.00 and multiples of US$1,000.00 onwards	US$800,000,000.00	January 27, 2020 January 27, 2025 (maturity)	US$800,000,000.00	The securities may only be purchased by qualified institutional investors.	Not convertible

h. possibility of redemption

i) Chance of redemption

Early redemption for taxation reasons

If, in relation to any Series of Notes, as a result of any change or amendment in laws (or in regulations or decrees promulgated under such laws) of Brazil, or when the Issuer is the Bradesco Grand Cayman Branch, of the laws of the Cayman Islands, or any political subdivision or taxing authority in or of Brazil or, as the case may be, on or of the Cayman Islands, that affect taxation, or any change in the official position concerning the application or interpretation of such laws, regulations or decrees (including a decision by competent judgment), alteration or amendment which enters into force on the date of issuance of such Notes, or after such a date, or on any other date that is specified in the Final Terms of the Notes, the Issuer has been or becomes obligated to pay additional amounts beyond the additional amounts which the Issuer would be obligated to pay if the interest payments pursuant to the Notes were subject to withholding or deduction at a rate of 15% as a result of taxes, tariffs and taxes and other governmental charges (“Minimum Level of Retention”). The Issuer may (subject to the prior approval of the Central Bank of Brazil, if applicable), at its option, and having sent notice no less than 45 days in advance and not more than 75 days (that ends, in the case of paid floating rate Notes, in a day that interest should be paid) to holders of Notes (warning this will be irrevocable), redeem all (but not only) of the open Notes which compose the relevant Series, the early redemption amount (Tribute), together with interest accrued (if any) on the Notes, except, however, that no such notice of redemption may be given before 90 days (or, in the case of paid floating rate Notes, a number of days that is equal to the total number of days that occur within the period of interest then in force applicable more banknotes 75 days) before the first date on which the Issuer would be obligated to pay such additional amounts if a payment in relation to the Notes were won. On such an occasion, the Issuer will not hold the right to redeem the Notes case and becomes obligated to pay any additional amounts that are less than the additional amounts payable to the Minimum Level of Retention. Notwithstanding the foregoing, the Issuer will not have the right to redeem the Notes, unless he has taken reasonable steps to avoid the obligation to pay the additional amounts. If he chooses to redeem the notes, the Issuer shall deliver to the Trustee a certificate signed by an authorized officer stating that the Issuer is authorized to redeem the notes in accordance with their terms, and the opinion of an independent lawyer of known reputation, stating that the Issuer was required or will become obliged to pay an additional amount in addition to the additional amounts that must be paid to the Minimum Level of Retention.

ii) Formula for calculating the redemption value:

The payment of the principal of the Notes, together with accrued and unpaid interest, will come into effect on the date of payment to the respective holders of the Notes.

i.   Characteristics of the securities

i) Maturity, including the conditions of prepayment

Maturity: January 27, 2025

      341– Reference Form – 2019

18. Securities

Prepayment events (Default):

•       the Issuer fails to pay any amount of principal, in respect of the Notes, within three Working Days of the due date of the payment of such an amount, or fails to pay any amount of interest pertaining to the Notes within ten Working Days of the due date of the payment of such interest; or

•       (a) any debt of the Issuer or any Subsidiary is not paid as it accrues or (as the case may be) within the grace period originally applicable and the non-payment has continued for at least two working days; (b) any such Debt becomes (or may be declared) won and chargeable before its specified due date, in any other way except at the discretion of the Issuer or (as the case may be) of the relevant Subsidiary or (since no event of the default described has occurred) of any person entitled to such Debt; or (c) the Issuer or any Subsidiary fails to pay, when due any amount that is payable by him under the terms of any Guarantee of any debt; since the amount of the debt referred to in subparagraph (a) and/or subparagraph (b) above and/or the amount payable pursuant to any warranty mentioned in subparagraph (c) above, individually or in the aggregate, exceeds US$100,000,000 (or its equivalent in any other currency or currencies); or

•       the Issuer fails to duly perform or observe any other obligation or agreement that is relevant in relation to the notes of the relevant Series, or any of such covenants or agreements contained in the Trust Deed, the Payment Agent Agreement or in the notes, and such noncompliance persists for a period of 30 days after they have occurred; or

•       the Issuer (a) is dissolved, (b) suspends the payment of its debts or does not honor or is unable to honor their debts when due, (c) enters, to the extent permitted by applicable law, with a request for self-bankruptcy, proceedings or any other action to get any debt relief under any law affecting creditors’ rights and that is similar to a bankruptcy law or (d) consents by way of reply or otherwise, a petition for bankruptcy started against him or any other spontaneous action or process and such process is not rejected before or within 60 days of its entry; or

•       Banco Bradesco S.A., together with its consolidated subsidiaries, fail to perform all or a substantial part of its business, or are on the verge of doing so, except in the case of such subsidiaries, for the purposes of, and followed by a reconstruction, merger, reorganization, merger or consolidation; or

•       the Issuer or any Relevant Subsidiary is (or is, or might be considered by law or by a court) insolvent or bankrupt or unable to pay their debts or stop, suspend or are on the verge of stopping or suspending the payment of all or a significant part (or of a certain type) of their debts; or

•       any event that occurs in accordance with the laws of Brazil, or, where the issuer is the Bradesco Grand Cayman Branch, the laws of the Cayman Islands, has an effect analogous to that of the events referred to in paragraph (v) above, occur or cause Banco Bradesco S.A. not to maintain its relevant licenses to operate the Bradesco Grand Cayman Branch.

ii) Interest

3.20% p.a.

iii) Warranty and, if real, description of the asset object

No warranty.

iv) In the absence of any warranty, if the credit is unsecured or subordinate

Unsecured credit.

v) Any restrictions imposed on the issuer in relation

      342– Reference Form – 2019

18. Securities

•     to the distribution of dividends

None.

•     to the sale of certain assets

The issuer shall not, without the written consent of the holders of two-thirds of the outstanding notes, perform a consolidation or merger with any other company or dispose of or transfer, in a transaction or series of transactions, all or substantially all of its assets to any other person unless:

•       the company formed by such a consolidation, or with which the issuer made a merger, or a person who acquires through sale or transfer all or substantially all of the assets of the Issuer (“Successor Company”) is obliged to assume the due and timely payment of the principal and interest on all Notes and all of the Issuer’s other obligations under the Trust Deed of the Payment Agent Agreement and Notes;

•       immediately after the entry into force of such a transaction, no event of default of any Note occurred and persists;

•       after any public announcement of any consolidation, merger, sale or transfer, but in any case, before the completion of such a consolidation, merger, sale or transfer, the Issuer has delivered to the Trustee (a) a certificate signed by two Executive Officers of the Issuer, stating that such a consolidation, merger, sale or transfer is in accordance with this condition and that all the suspense conditions hereof in respect to such a transaction (except the suspense condition laid down in (ii) (above) are met and (b) an opinion of an independent lawyer of known reputation on the relevant legal issues; and

•       the Successor Company should agree expressly to (a) indemnify each holder of a Note or Coupon for any tax, taxation or governmental charge that is subsequently applied to such copyright owner solely as a result of such consolidation, merger, sale or transfer in relation to the payment of the principal of the Notes or (if the Notes are paid) interest on the Notes, and (b) pay any additional amounts as are necessary to ensure that the net amounts received by the holders of Notes (and Coupons, if there are any), after any retention or deduction of any such tax, taxation or other governmental charge, are equal to the respective amounts of principal and (if the Notes are paid) in interest that would have been received in relation to the Notes (and Coupons, if any) if there had been such a consolidation, merger, sale or transfer.

No Successor Company shall obtain the right to redeem the Notes unless the Issuer had the right to redeem the Notes under similar circumstances.

When a consolidation, merger, sale or transfer in accordance with this condition occurs, the Successor Company should succeed the Issuer and replace it. They may exercise every right and power of the Issuer under the Notes, with the same effect as it would have if the Successor Company had been designated as Issuer of Notes herein.

•     to the hiring of new debt

The Issuer agrees that if any Note or Coupon remains outstanding (as defined in the Trust Deed), it does not create or allow any remaining warranty and will not allow any Relevant Subsidiary to create or allow any remaining warranty on all or any part of its assets, current or future, to ensure (i) any of its Public External Debt; (ii) any warranties concerning Public External Debt; or (iii) Public External Debt or any warranties relating to Public External Debt of any other person without, in any case, at the same time or before that. It must be ensured that the Notes are equal and proportional to the satisfaction of the Trustee or grant another collateral for the Notes as it must be approved by Special Resolution of the Holders of most of the principal of the outstanding Notes. Nothing here will prevent or prohibit the Issuer from expressly granting any sureties without a warranty or without guarantees of any kind. This includes contractual guarantees at the request of, or on behalf of, their clients in favor of third parties as part of the normal course of the Issuer’s business.

      343– Reference Form – 2019

18. Securities

•     to the issue of new securities

None.

•     to the corporate transactions made involving the issuer, its controlling companies or subsidiaries

The information related to this sub-item is described in item 18.8.i.v (disposal of certain assets) of this Reference Form.

vi)        Conditions for the modification of the rights that are secured by such securities

Meetings between the holders of securities, modification, waiver and substitution

The Trust Deed contains provisions (which shall be effective as if they were incorporated here) that establish the convocation of meetings between the Holders of Notes of any series to discuss any matter affecting their interests, including (without constituting limitation) the modification of the terms and conditions of the Notes or the Trust Deed. A Special Resolution, passed at any meeting of holders of Notes of any series, will oblige all holders of the notes of such a Series, whether they are present in the Shareholders’ Meeting or not, and all holders of Coupons that relate to Notes in such Series.

The Trustee may agree, without the consent of the Holders of Notes or Coupons (if any) of any Series, with any modification (subject to certain exceptions) to, or waiver of, or authorization of any breach, or violation of any terms or conditions of the proposed banknotes, or of any of the provisions of the Trust Deed which, according to the opinion of the Trustee, are not substantially detrimental to the interests of the Holders of such Notes or Coupons, or any modification of a formal nature, minor or technical, or that is made to correct a manifest error. The Trustee may also determine that any event that would constitute, or that otherwise would constitute, a default event shall not constitute such a default event, since, in the opinion of the Trustee, such an event will not significantly harm the interests of the holders of the Notes or Coupons, if any, of the relevant Series. Any such modification, waiver, release or determination will require the Holders of Notes and Coupons (if any) of the relevant Series (unless otherwise agreed by the Trustee) and any such modification must be reported to the Holders as soon as possible.

vii) Other relevant features

All relevant features are described above.

Conversion of the total nominal value of securities issued abroad:

Security value		Value in US$	Amount in Reais	Date of Quotation	Dollar (Sale)
I	Subordinated Debt	$ 1,100,000,000.00	R$ 1,832,820,000.00	12/31/2010	R$ 1.6662
		$ 500,000,000.00	R$ 835,050,000.00	1/13/2011	R$ 1.6701
II	Subordinated Debt	$ 1,100,000,000.00	R$ 1,886,720,000.00	3/1/2012	R$ 1.7152
III	Global Medium - Term Note – Série 548	$ 800,000,000.00	R$ 3,375,680,000.00	1/27/2020	R$ 4.2196
IV	Global Medium - Term Note – Série 549	$ 800,000,000.00	R$ 3,375,680,000.00

Conversion of the outstanding debit balance on the date of the last fiscal year of securities issued abroad:

      344– Reference Form – 2019

18. Securities

Security value		Value in US$	Amount in Reais	Date of Quotation	Dollar (Sale)
I	Subordinated Debt	$ 1,100,000,000.00	R$ 4,433,770,000.00	12/31/2019	R$ 4.0307
		$ 500,000,000.00	R$ 2,015,350,000.00
II	Subordinated Debt	$ 1,100,000,000.00	R$ 4,433,770,000.00
III	Global Medium - Term Note – Série 548	$ 800,000,000.00	R$ 3,375,680,000.00	1/27/2020	R$ 4.2196
IV	Global Medium - Term Note – Série 549	$ 800,000,000.00	R$ 3,375,680,000.00

Source: Central Bank of Brazil.

      345– Reference Form – 2019

19. Repurchase plans/Treasury

19. Repurchase plans/Treasury

19.1 – Information on the issuer’s share buyback

Deliberation date	Comp. period	Available reserves and income (Reais)	Type	Class	Qty planned	% in circ.	Qty acquired approved (units)	PMP	Rating factor	% purchased
Other features
6/25/2019	06/27/2018 to 06/26/2019	42,363,029,000.00	Common		7,500,000	0.6586929	1,107,161	0.01	R$ Per unit	14.7621402
			Preferred		7,500,000	0.1927433	4,148,262	0.01	R$ Per unit	55.3101610

Reference Date: 12/31/2017
Objective: The program of acquisition of shares to be held in treasury and subsequent disposal or cancellation, without reduction of the Share Capital, aims at the application of resources available for Investments, from the "Profit Reserves - Statutory Reserve" account.
Intermediate: Bradesco S.A. CTVM, headquartered at Av. Paulista, 1450, 7o andar, Bela Vista, São Paulo, SP, and Ágora CTVM S.A., headquartered at Praia de Botafogo, 300, salas 601 e 301, parte, Botafogo, Rio de Janeiro, RJ.

Deliberation date	Comp. period	Available reserves and income (Reais)	Type	Class	Qty planned	% in circ.	Qty acquired approved (units)	PMP	Rating factor	% purchased
Other features
6/26/2018	06/27/2018 to 06/26/2019	44,773,321,000.00	Common		7,500,000	0.8753602	503,254	0.01	R$ Per unit	6.7100516
			Preferred		7,500,000	0.2314834	1,885,576	0.01	R$ Per unit	25.1410077

Reference Date: 12/31/2017
Objective: The program of acquisition of shares to be held in treasury and subsequent disposal or cancellation, without reduction of the Share Capital, aims at the application of resources available for Investments, from the "Profit Reserves - Statutory Reserve" account.
Intermediate: Bradesco S.A. CTVM, headquartered at Av. Paulista, 1450, 7o andar, Bela Vista, São Paulo, SP, and Ágora CTVM S.A., headquartered at Praia de Botafogo, 300, salas 601 e 301, parte, Botafogo, Rio de Janeiro, RJ.

Deliberation date	Comp. period	Available reserves and income (Reais)	Type	Class	Qty planned	% in circ.	Qty acquired approved (units)	PMP	Rating factor	% purchased
Other features
6/26/2017	06/27/2017 to 06/26/2018	43,220,688,000.00	Common		7,500,000	0.9441583	457,504	0.01	R$ Per unit	6.1000469
			Preferred		7,500,000	0.2547819	1,714,158	0.01	R$ Per unit	22.8554373

Reference Date: 12/31/2016
Objective: The program of acquisition of shares to be held in treasury and subsequent disposal or cancellation, without reduction of the Share Capital, aims at the application of resources available for Investments, from the "Profit Reserves - Statutory Reserve" account.
Intermediate: Bradesco S.A. CTVM, headquartered at Av. Paulista, 1450, 7o andar, Bela Vista, São Paulo, SP, and Ágora CTVM S.A., headquartered at Praia de Botafogo, 300, salas 601 e 301, parte, Botafogo, Rio de Janeiro, RJ.

      346– Reference Form – 2019

19. Repurchase plans/Treasury

19.2 – Movement of securities held in Treasury

Fiscal year 2019

Type of shares	Preferred share class	Characteristics of securities:
Common
Movement	Quantity (Units)	Average weighted price (Real)
Opening balance	5,535,803	-
Acquisition	1,107,160	-
Disposal	-	-
Cancellation	-	-
Closing balance	6,642,963	-
Outstanding shares (%)		0.5830
Note: Includes the effect of the share bonus of 20%, which, added to the other shares purchased, do not change the cost nor the weighted average price.
Type of shares	Preferred share class	Characteristics of securities:
Preferred
Movement	Quantity (Units)	Average weighted price (Real)
Opening balance	20,741,320	-
Acquisition	4,148,263	-
Disposal	-	-
Cancellation	-	-
Closing balance	24,889,583	-
Outstanding shares (%)		0.6425
Note: Includes the effect of the share bonus of 20%, which, added to the other shares purchased, do not change the cost nor the weighted average price.

      347– Reference Form – 2019

19. Repurchase plans/Treasury

Fiscal year 2018

Type of shares	Preferred share class	Characteristics of securities:
Common
Movement	Quantity (Units)	Average weighted price (Real)
Opening balance	5,032,549	-
Acquisition	503,254	-
Disposal	-	-
Cancellation	-	-
Closing balance	5,535,803	-
Outstanding shares (%)		0.6446
Note: Includes the effect of the share bonus of 10%, which, added to the other shares purchased, do not change the cost nor the weighted average price.
Type of shares	Preferred share class	Characteristics of securities:
Preferred
Movement	Quantity (Units)	Average weighted price (Real)
Opening balance	18,855,746	-
Acquisition	1,885,574	-
Disposal	-	-
Cancellation	-	-
Closing balance	20,741,320	-
Outstanding shares (%)		0.6428
Note: Includes the effect of the share bonus of 10%, which, added to the other shares purchased, do not change the cost nor the weighted average price.

      348– Reference Form – 2019

19. Repurchase plans/Treasury

Fiscal year 2017

Type of shares	Preferred share class	Characteristics of securities:
Common
Movement	Quantity (Units)	Average weighted price (Real)
Opening balance	4,575,045	-
Acquisition	457,504	-
Disposal	-	-
Cancellation	-	-
Closing balance	5,032,549	-
Outstanding shares (%)		0.6316
Note: Includes the effect of the share bonus of 10%, which, added to the other shares purchased, do not change the cost nor the weighted average price.
Type of shares	Preferred share class	Characteristics of securities:
Preferred
Movement	Quantity (Units)	Average weighted price (Real)
Opening balance	17,141,588	-
Acquisition	1,714,158	-
Disposal	-	-
Cancellation	-	-
Closing balance	18,855,746	-
Outstanding shares (%)		0.6430
Note: Includes the effect of the share bonus of 10%, which, added to the other shares purchased, do not change the cost nor the weighted average price.

      349– Reference Form – 2019

19. Repurchase plans/Treasury

19.3 – Other relevant information

Item 19.1

In transactions related to periods of repurchase from June 2019 to December 2020 (for 2019), from June 2018 to June 2019 (for 2018), from June 2017 to June 2018 (for 2017) and from June 2016 to June 2017 (for 2016), the bonuses of 20%, 10% and 10%, respectively, are considered, which added to the other shares purchased do not change the cost and the weighted average price. For the information of 2019, 2018 and 2017, due to system unavailability, we consider the average price of the preferred shares as R$0.01.

Item 19.2

In addition to the item 19.2, we demonstrate the transactions in treasury related to March 2020, composed, largely, by the effect of the bonus of 10% of the shares occurring in the period, which did not influence the cost and the weighted average price.

Type of shares	Preferred share class	Characteristics of securities:
Common
Movement	Quantity (Units)	Average weighted price (Real)
Opening balance	6,642,963	-
Acquisition	664,296	-
Disposal	-	-
Cancellation	-	-
Closing balance	7,307,259

Type of shares	Preferred share class	Characteristics of securities:
Preferred
Movement	Quantity (Units)	Average weighted price (Real)
Opening balance	24,889,583	-
Acquisition	2,488,958	-
Disposal	-	-
Cancellation	-	-
Closing balance	27,378,542	-

      350– Reference Form – 2019

20. Trading Policy

20. Trading Policy

20.1 – Information about the securities trading policy

a)     body responsible for the approval of the policy and date of approval

Trading Policy for Securities Issued by the Company, contained in the Instrument of Policies for Disclosure and Use of Information of Relevant Act or Fact and for Trading of Securities issued by Banco Bradesco S.A., approved at the Special Meeting of the Board of Directors (RECA) No. 863, on July 29, 2002.

b)     related persons

The aforementioned policy aims to establish high standards of conduct, to be observed by Bradesco, its direct and indirect controlling shareholders, its members of the Board of Directors, its Officers, its members of the Fiscal Council, members of any bodies with technical or advisory functions, created by the company’s bylaws, and all of those who, by virtue of their office, function or position in Bradesco or its subsidiaries, affiliates or controlling companies, are aware of any information that concerns relevant acts or facts.

c)     main features

The securities trading policy issued by the Banco Bradesco S.A. has the CVM Instruction No. 358/02 as a guideline, especially establishing:

i.       The obligation of the Members of the Board of Director, Officers, Members of the Fiscal Council, as well as any bodies with technical or advisory functions, created by statutory provision, to inform the Bradesco, in the person of the Investor Relations Officer, ownership of negotiations held with securities issued by the Company itself, by its Controlling Company and by its Subsidiaries, provided that these are publicly-held companies;

ii.        The obligation for direct or indirect controlling shareholders, and the shareholders who elect the members of the Board of Directors or the Fiscal Council, as well as any natural or juridical person, or group of persons that are acting together or representing the same interest, to provide information to the company whenever any direct or indirect participation is achieved, which corresponds to five percent (5%) or more of a kind, or class, of shares that represent the share capital of Bradesco;

iii.     The obligation to provide information by the person or group of people representing one identical interest, or the holder of equity interest equal to or greater than the percentage referred to in the “caput” of this Article, each time such a participation rises by five percent (5%) of a kind, or class, of shares that represent the share capital of Bradesco;

iv.      The obligation of the persons mentioned in item “ii” above to report the alienation or extinction of stocks and other securities previously mentioned or rights over them, each time that the holder’s participation in a kind, or class, of securities in question reaches the percentage of five percent (5%) of the total of this kind or class, and whenever such participation is reduced by five percent (5%) of the total kind, or class; and

v.      The obligation for direct or indirect controlling shareholders, members of the Board of Directors, Officers, members of the Fiscal Council and any bodies with technical or advisory functions, created by statutory provision, or whoever, in virtue of his office, function or position in Bradesco, its Subsidiaries or Affiliates, Controlling Companies, becomes aware of any information related to a relevant act or fact, to refrain from trading the securities that are issued by the company or related thereto.

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20. Trading Policy

d)     prediction of sealing periods of negotiations and a description of the procedures adopted to monitor the trading in such periods

The direct or indirect controlling shareholders, members of the Board of Directors, Officers, members of the Fiscal Council and any bodies with technical or advisory functions, created by statutory provision, or whoever has signed the Binding Agreement, in virtue of his office, function or position in Bradesco, its Subsidiaries, Affiliates or Controlling Companies, becomes aware of any information related to relevant act or fact, shall refrain from Trading the Securities that are issued by the Company or related thereto:

i.         prior to the disclosure to the market of relevant act or fact that occurred in the business of Bradesco;

ii.        in the period of fifteen (15) days prior to the disclosure of quarterly information (ITR) and annual (DFP) of Bradesco;

iii.      if there is an intent to promote an incorporation, total or partial spin-off, merger, transformation or corporate reorganization; and

iv.      in relation to direct or indirect controlling shareholders, members of the Board of Directors and Officers, whenever the acquisition or sale of shares of Bradesco’s own issue is in progress, by it or by its subsidiaries, by affiliated companies or by any other company under common control, or if an option or mandate for the same purpose has been granted, exclusively for the dates in which the Company itself negotiates or notifies the broker who will negotiate with shares of their issue.

Every Company manager is given, at the beginning of each fiscal year, and whenever a change occurs, a schedule that specifies the periods during which they will be barred from trading with securities issued by the Company or related thereto.

At the same time, monitoring is carried out of the quotations of the securities that are issued by the Company in order to identify any fluctuations that require investigation.

e)     places where the policy can be consulted

The Instrument of Policies for Disclosure and Use of Information of Relevant Act or Fact and for Trading of Securities Issued by Banco Bradesco S.A. is available on Bradesco’s Investor Relations website (www.bradescori.com.br) – Corporate Governance Section – Bylaws and Policies – Policies, Standards and Practices and also on the websites of the CVM (www.cvm.gov.br) and B3 – Brazilian Exchange & OTC (www.b3.com.br).

20.2 – Other relevant information

The prohibitions provided for in Item 20.1 still apply:

•        for anyone who has any knowledge of information related to a relevant act or fact, knowing that it has not been released to the market, especially those who have a business or professional relationship or a relationship of trust with Bradesco, such as independent auditors, securities analysts, consultants and institutions that are members of the distribution system, which shall be informed of the relevance of the information of which they are aware, being incumbent on them to check the disclosure of the information before negotiating with Bradesco’s securities or related thereto; and

•        for the members of the Board of Directors and the Officers that differ from the Management of Bradesco, prior to the public disclosure of business or fact that were started during his term of office, and will extend for a period of six (6) months after his removal.

The seals provided above, as well as in the items (i), (ii) and (iii) of the letter D, will cease as soon as Bradesco discloses the fact to the market, unless trading with stocks can interfere in the conditions of the said business to the detriment of Bradesco’s shareholders or of itself. The prohibition provisioned in letter D does not apply to the acquisition of shares held in Treasury, through private trading, arising from the exercise of the option to purchase, agreed upon in any plan of concession of the option to purchase shares, approved in the Shareholders’ Meeting.

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20. Trading Policy

The prohibitions disciplined in this Instrument applies to negotiations made, directly or indirectly, by all persons mentioned in letter B, which have signed the Binding Agreement, even in cases in which the negotiations on the part of those people are given through a company controlled by them or third parties with whom they have a fiduciary contract or portfolio or share management.

 The negotiations made by investment funds, in which the people mentioned are shareholders, are not considered as indirect trading, provided that the investment funds are not exclusive and trading decisions of the investment fund manager are not to be influenced by shareholders.

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21. Discloure Policy

21. Disclosure Policy

21.1 – Description of the standards, or internal procedures or charters relating to the disclosure of information

Regarding procedures related to the disclosure of information, Bradesco has:

  The Policy for Disclosure and Use of Information of Relevant Act or Fact, contained in the Instrument of Policies for Disclosure and Use of Information of Relevant Act or Fact and for Trading of Securities Issued by Banco Bradesco S.A. establishes high standards of conduct for Senior Management and employees, whether in an internal or external environment, in view of the knowledge of inside information that is inherent in the work developed in the Company or in related companies, demonstrating the unlawfulness of the use of this information to benefit themselves or others, while not disclosed to the market, as well as configuring that such acts affront the basic principles of the Company, such as responsibility, ethics, transparency, loyalty and good faith, by subjecting the “insider” and other beneficiaries to sanctions in administrative, civil and criminal spheres.

  They evidence, still, some precautions that must be observed in the conduct of activities, which are:

  a)     to only involve people considered indispensable in the actions that may result in acts or facts that set up privileged information;

  b)     to demonstrate the legal responsibility of each to the involved, alerting them that the operations, acts or facts on development are private and should not be commented on or discussed with their own families;

  c)     to keep the medium in which the information is stored (on paper or magnetic media) safe, restricting any type of unauthorized access, also eschewing the transfer of them or transmission of them to third parties in a manner that is not adequately protected;

  d)     to file at the headquarters of the institution, together with the process that gave rise to the confidential relevant act or fact, relationship of the people who acknowledged the information prior to its disclosure to the market; and

  e)     to obtain the signature on the Binding Agreement of individuals and legal entities mentioned in letter B of item 20.1 and of others that Bradesco deems necessary or convenient, as well as filing the document at the Headquarters of the Institution.

    The following are the basic guidelines of the Bradesco Organization’s Corporate Policy for Disclosure of Information:

  a)     to ensure that the different shareholders have access to clear and accurate information according to the nature of the subject;

  b)     to ensure the continuous process of checking and confirming the accuracy of information to be disclosed;

  c)     to ensure the adoption of criteria for assessing the relevance of information to be disclosed, whether economic, financial, corporate or sustainable;

  d)     to ensure consistent reporting in good time through a reliable, timely, understandable and accessible process of communication for all stakeholders; and

  e)     to ensure that the disclosure process is reviewed at least annually, in accordance with the Organization’s rules.

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  21. Discloure Policy

  21.2 – Description of the policy for disclosure of relevant act or fact and any procedures concerning the maintenance of secrecy regarding undisclosed relevant information

  The disclosure of relevant act or fact in the Company takes place centrally, which facilitates the control of this information, where those involved follow to the letter described in Item 21.1.

  The Policy for Disclosure and Use of Information of Relevant Act or Fact is an integral part of the Instrument of Policies for Disclosure and Use of Information of Relevant Act or Fact and for Trading of Securities issued by this Company and has, as an object, the establishment of high standards of conduct, which must be observed by Bradesco, by direct or indirect controlling shareholders, Members of the Board of Directors, Officers, Members of the Fiscal Council and any bodies with technical or advisory functions, created by statutory provision, and for anyone who, by virtue of the position, function or position within Bradesco, their controlling, affiliated companies or any subsidiaries, becomes aware of any information related to Relevant Acts or Facts, by which, without prejudice to the specific rules laid down, their conduct shall be guided on the basis of the following general principles:

  a)     to grant shareholders and investors in Bradesco’s securities with a broad right to any information regarding aspects that may affect their investment, in respect to the legitimate interests of Bradesco and the observed legal requirements and the provisions of that instrument;

  b)     to ensure a continuous, orderly and affordable flow of information to all shareholders and investors in Bradesco’s securities;

  c)     to pay attention to their social responsibility, especially for shareholders and investors, those who work at Bradesco, as well as with the community in which they operate;

  d)     to make every effort to promote market efficiency, so that the competition among shareholders and investors is in the interpretation of the disclosed information, and will never give privileged access to information;

  e)     to always be aware that the transparent, accurate and timely information is the main instrument available to the investing public and, especially, Bradesco’s shareholders to be ensured of necessary fair treatment; and

  f)       to ensure that the disclosure of information regarding the assets and liabilities and financial situation of the company is correct, complete and continuous.

  The said instrument, which has as basic guidelines to CVM Instruction No. 358/02, was approved on July 29, 2002, and is available on the website www.bradescori.com.br – Corporate Governance Section – Bylaws and Policies – Policies, Standards and Practices and is also available on the websites of the B3 – Brazilian Exchange & OTC and CVM.

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  21. Discloure Policy

  21.3 – Managers responsible for the implementation, maintenance, evaluation and supervision of the policy for disclosure of information

  The responsible for the implementation and monitoring of the Instrument of Policies for Disclosure and Use of Information of Relevant Act or Fact and for Trading of Securities Issued by Bradesco is the Investor Relations Officer.

  21.4 – Other relevant information

  There is no other information deemed relevant at this time.

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  SIGNATURES

  Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.
  Date: May 29, 2020

BANCO BRADESCO S.A.

By:	/S/Leandro de Miranda Araujo
Leandro de Miranda Araujo Executive Deputy Officer and Investor Relations Officer.

  FORWARD-LOOKING STATEMENTS

  This press release may contain forward-looking statements. These statements are statements that are not historical facts, and are based on management's current view and estimates of future economic circumstances, industry conditions, company performance and financial results. The words "anticipates", "believes", "estimates", "expects", "plans" and similar expressions, as they relate to the company, are intended to identify forward-looking statements. Statements regarding the declaration or payment of dividends, the implementation of principal operating and financing strategies and capital expenditure plans, the direction of future operations and the factors or trends affecting financial condition, liquidity or results of operations are examples of forward-looking statements. Such statements reflect the current views of management and are subject to a number of risks and uncertainties. There is no guarantee that the expected events, trends or results will actually occur. The statements are based on many assumptions and factors, including general economic and market conditions, industry conditions, and operating factors. Any changes in such assumptions or factors could cause actual results to differ materially from current expectations.